Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189221

PROSPECTUS

GLOBAL BRASS AND COPPER, INC.

OFFER TO EXCHANGE

$375,000,000 aggregate principal amount of its 9.50% Senior Secured Notes due 2019, the issuance of which has been registered under the Securities Act of 1933, as amended,

for

any and all of its outstanding and unregistered 9.50% Senior Secured Notes due 2019.

In this exchange offer, Global Brass and Copper, Inc. (the “Issuer”) is offering to issue $375,000,000 aggregate principal amount of new 9.50% Senior Secured Notes due 2019 (“exchange notes”) and related guarantees in exchange for a like aggregate principal amount of our currently outstanding 9.50% Senior Secured Notes due 2019 (the “initial notes”) and related guarantees, which initial notes consist of $375 million aggregate principal amount of initial notes which were issued on June 1, 2012 in a transaction exempt from registration under the Securities Act of 1933. The term “notes” refers to the initial notes and the exchange notes, collectively. This exchange offer is being conducted in order to fulfill a requirement under the Issuer’s registration rights agreement, dated as of June 1, 2012, which the Issuer entered into in connection with the issuance of the initial notes. The initial notes were issued under an indenture, dated as of June 1, 2012, by the Issuer, the guarantors named therein and Wells Fargo Bank, National Association, as trustee and collateral agent (the “Indenture”) and the exchange notes will be issued under that same Indenture. The exchange notes will have substantially the same terms as the initial notes, except that the exchange notes will not have the benefit of registration rights (but will be freely transferable by holders who are not affiliates of ours or subject to restrictions due to being broker-dealers). Where this prospectus refers to initial notes and the exchange notes, it is also referring to the related guarantees, unless the context otherwise requires.

The exchange notes will be the Issuer’s senior obligations and will rank equally in right of payment with all of the Issuer’s existing and future senior debt and rank senior in right of payment to the Issuer’s existing and future subordinated debt. The exchange notes will be guaranteed by the Issuer’s parent, Global Brass and Copper Holdings, Inc., and substantially all of the Issuer’s existing 100%-owned U.S. subsidiaries. Each guarantee will be a senior obligation of each guarantor and will rank equally in right of payment with the applicable guarantor’s existing and future senior debt and will rank senior in right of payment to such guarantor’s existing and future subordinated debt. If the Issuer fails to make payments on the exchange notes, the guarantors must make them instead. The exchange notes and related guarantees will be secured by senior-priority security interests in the “Notes Collateral” (as defined herein), which consists mainly of the fixed assets of the Issuer and the guarantors, and junior-priority interests in the “ABL Collateral” (as defined herein), which consists mainly of the inventory and accounts receivable of the Issuer and the guarantors. Obligations under the Issuer’s amended asset-based revolving loan facility (the “ABL Facility”) will be senior obligations of the Issuer and the guarantors, ranking equally in right of payment with the Issuer’s and the guarantors’ obligations under the exchange notes and the guarantees, and will be secured by senior-priority security interests in the ABL Collateral and by junior-priority security interests in the Notes Collateral. The notes will be exchanged in denominations of $2,000 and in integral multiples of $1,000.

The terms of the exchange offer

•	It will expire at 5:00 p.m., New York City time, on October 4, 2013, unless we extend it.

•	If all the conditions to this exchange offer are satisfied, we will exchange all of our initial notes that are validly tendered and not withdrawn for the exchange notes.

•	You may withdraw your tender of initial notes at any time before the expiration of this exchange offer.

•	The exchange notes that we will issue you in exchange for your initial notes are new securities with no established trading market.

See “Risk Factors” beginning on page 30 to read about important factors you should consider before participating in this exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Issuer has not applied, and does not intend to apply, for listing of the notes on any national securities exchange or automated quotation system.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where those initial notes were acquired by that broker-dealer as a result of market-making activities or other trading activities. The Issuer has agreed that, for a period of 180 days after the expiration date, it will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Prospectus dated September 6, 2013.

Prospectus

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to exchange only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Unless otherwise specified or the context requires otherwise:

The term “Global Brass and Copper Holdings” refers to Global Brass and Copper Holdings, Inc. and not to any of its subsidiaries;

The term “Global Brass and Copper” or “the Issuer” refers to Global Brass and Copper, Inc., the principal operating subsidiary of Global Brass and Copper Holdings, and not to any of its subsidiaries or direct or indirect parent companies;

The terms “we,” “us,” “our,” “GBC” and the “Company” refer collectively to Global Brass and Copper Holdings, Global Brass and Copper, Inc. and their subsidiaries and its predecessors;

The term “KPS” refers to KPS Capital Partners, LP; and

The term “Halkos” refers to Halkos Holdings, LLC, the current beneficial owner of 61.5% of our common stock, and the direct parent of Global Brass and Copper Holdings.

i

The use of these terms is not intended to imply that Halkos, Global Brass and Copper Holdings and Global Brass and Copper or its predecessors are not separate and distinct legal entities.

Amounts and percentages appearing in this prospectus have been rounded to the amounts shown for convenience of presentation. Accordingly, the total of each column of amounts may not be equal to the total of the relevant individual items.

Industry and Market Data

This prospectus includes industry data that we obtained from periodic industry publications and internal company surveys. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. In addition, this prospectus includes market share and industry data that we prepared primarily based on our knowledge of the industry and industry data. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position relative to our competitors are approximated and based on the above-mentioned third-party data and internal analysis and estimates and have not been verified by independent sources. Unless otherwise noted, all information regarding our market share is based on the latest available data. Information herein based on management’s belief or estimate is based upon management’s experience working in, and knowledge of, the metals industry, as well as management’s review of public disclosure of other participants in the metals industry and information provided by industry associations.

Trademarks

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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PROSPECTUS SUMMARY

This summary highlights material information appearing elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that you should consider before participating in the exchange offer, and you should carefully read this entire prospectus, including our consolidated financial statements and related notes and the information presented under the caption “Risk Factors.”

Although the Issuer of the notes is Global Brass and Copper, Inc., we are presenting in this prospectus information relating to the Issuer’s parent, Global Brass and Copper Holdings, Inc., which is a full and unconditional guarantor of the notes and has no material operations or assets outside of the Issuer and its subsidiaries. Accordingly, “we”, “us” and “our” refer to Global Brass and Copper Holdings, Inc. and its subsidiaries, except where otherwise noted specifically.

Our Company

We are a leading, value-added converter, fabricator, distributor and processor of specialized copper and brass products in North America. We engage in metal melting and casting, rolling, drawing, extruding and stamping to fabricate finished and semi-finished alloy products from processed scrap, copper cathode and other refined metals. Our products include a wide range of sheet, strip, foil, rod, tube and fabricated metal component products that we sell under the Olin Brass, Chase Brass and A.J. Oster brand names. Our products are used in a variety of applications across diversified end markets, including the building and housing, munitions, automotive, transportation, coinage, electronics/electrical components, industrial machinery and equipment and general consumer end markets. We access these end markets through direct mill sales, our captive distribution network and third-party distributors. We believe the diversity of our product portfolio, the breadth of our value-added customer services, our vertical integration and our technical expertise underpin the long-standing relationships we have with our broad customer base. Over the past three years, we have significantly enhanced our profitability and operational flexibility, which we believe positions us to benefit from growth in customer demand across the majority of the key end markets we service as macroeconomic conditions improve. In addition, we expect to capitalize on new market and product growth opportunities, which we are currently pursuing.

We service over 1,700 customers in 28 countries across 5 continents. We employ approximately 1,900 people and operate 11 manufacturing facilities and distribution centers across the United States, Puerto Rico and Mexico to service our North American customers. Through our 80% owned joint venture in China and our 50/50 joint venture in Japan, together with sales offices in China and Singapore, we supply our products in China and throughout Asia, where we believe we are positioned to take advantage of the region’s expanding copper, brass strip and foil market. We service our European customers through distribution arrangements in the United Kingdom and Germany.

Our leading market positions in each of our operating segments allow us to achieve attractive operating margins. Our strong operating margins are a function of four key characteristics of our business: (1) we earn a premium margin over the cost of metal because of our value-added processing capabilities, patent-protected technologies, and first-class service; (2) we have strategically shifted our product portfolio toward value-added, higher margin products; (3) we are driving a lean cost structure through variable cost reductions, process improvements, and workforce flexibility initiatives; and (4) we employ our “balanced book” approach to substantially reduce the financial impact of metal price volatility on our earnings and operating margins. We have undertaken substantial cost reduction activities since our formation in 2007, which have reduced our fixed costs, improved our net working capital balances, and improved our competitive positioning which has increased operating margins.

Our financial performance is primarily driven by metal conversion economics, not by the underlying movements in the price of copper and the other metal we use. Through our balanced book approach, we match the timing, quantity and price of our metal sales with the timing, quantity and price of our replacement metal purchases. This practice substantially reduces the financial impact of metal price movements on our earnings and operating margins.

For the year ended December 31, 2012, we shipped 503.2 million pounds of products, and we generated net sales of $1,650.5 million, adjusted sales (as defined in note 4 under “Summary Historical Consolidated Financial Data”) of $524.9 million, net income attributable to Global Brass and Copper Holdings, Inc. of $12.5 million and Consolidated Adjusted EBITDA (as defined in note 5 under “Summary Historical Consolidated Financial Data”) of $115.4 million. Our U.S. operations generated 94% of our total net sales in the year ended December 31, 2012. The following charts show our pounds shipped by our three operating segments and our pounds shipped by key end market for the year ended December 31, 2012.

For the year ended December 31, 2012:

Note:	For the Chase Brass segment, pounds shipped by end markets in the above chart reflects management’s allocation among end markets of pounds shipped by Chase Brass to distributors, job shops and forging shops. In addition, management estimates that approximately 50% of the Company’s pounds shipped to the electronics/electrical components end market are directly associated with the building sector.

Segments Overview

We have three operating segments: Olin Brass, Chase Brass and A.J. Oster.

Description	• Leading manufacturer, fabricator and converter of specialized copper and brass sheet, strip, foil, tube and fabricated products	• Leading manufacturer and supplier of brass rod	• Leading distributor and processor of copper and brass products

	• #1 North American Position (by 2012 pounds shipped)	• #1 or #2 North American Position (by 2012 pounds shipped)	• #1 North American Position (by 2012 pounds shipped)
Key Products / Services	• Produces 55 copper-based alloys, including 15 high performance alloys (“HPAs”), which provide superior strength, conductivity and formability	• Produces nine brass alloys which provide superior strength and corrosion resistance, sold under the Blue Dot® brass rod brand name	• Network of strategically located distribution centers, providing inventory management, distribution and value-added metal processing services to customers
	• Over the past three twelve-month periods ended June 30, 2013, a per-period average of 18.6% of Olin Brass’s copper-based products have been sold to A.J. Oster	• Holds exclusive rights for the production and sale of lead-free brass rod in North America, sold under the Green Dot™ rod and Eco Brass® alloy brand names	• Over the past three twelve-month periods ended June 30, 2013, a per-period average of 70.0% of A.J. Oster’s copper-based products have been sourced from Olin Brass
	• Products sold throughout the U.S., Puerto Rico, Mexico, Asia and Europe	• Products sold throughout the U.S., Mexico and Canada	• Products sold throughout the U.S., Puerto Rico and Mexico
Key End Markets	• Munitions, Automotive, Coinage, Building and Housing, Electronics/Electrical Components	• Building and Housing, Transportation, Electronics/Electrical Components, Industrial Machinery and Equipment and Distribution	• Building and Housing, Automotive, Electronics/Electrical Components
Operations	• 4 strategically located sites in the U.S. and 1 in China	• 1 strategically located manufacturing site and 1 warehouse facility in the U.S.	• 4 strategically located sites in the U.S., 1 in Puerto Rico and 1 in Mexico
	• Marketing and sales joint venture office in Japan • Sales office in Singapore • 1,382 employees; 1,344 in the U.S. and 38 in Asia each as of December 31, 2012	• 316 employees as of December 31, 2012	• 268 employees as of December 31, 2012

Our Competitive Strengths

Market Leader in Key Industrial Segments. We believe we have leading market positions in the industry sectors served by each of our three operating segments. Management estimates that our strategically located plants represent approximately 40% of North American capacity for copper and copper-alloy sheet, strip and plate (“SSP”) and brass rod production, supplying over 1,700 customers with over 15,000 stock keeping units (“SKUs”), with approximately 10%, 24% and 66% of those SKUs being sold by Chase Brass, Olin Brass and A.J. Oster, respectively. We believe our customers value our ability to provide a diverse range of products, many of which are exclusively offered by us. For example, at Olin Brass, we produce 55 alloys (including 15 HPAs), which, management estimates, based on available market information, is nearly twice as many types of alloys as produced by our closest competitor. Our ability to provide high quality product in varying quantities at attractive prices and in a timely manner to meet the product needs of our customers has resulted in long-standing customer relationships, many of whom we have served for more than 30 years. Our leading market positions and scale also enable us to negotiate favorable arrangements with our suppliers. During 2012, we operated at approximately 57% to 65% capacity utilization across our portfolio of facilities. As a result, we believe it would require a significant investment to become a substantial new participant in the industry, and any such investment might not yield attractive returns for a significant period of time.

Exposure to Cyclical, End Market and New Product Growth. In 2012, approximately 49% of our pounds shipped served end markets principally influenced by new residential construction, repair and remodeling activity and light vehicle sales in the United States. Our operations are well-positioned to take advantage of the recovery that we believe is underway in the U.S. housing market. According to management estimates, U.S. housing starts are expected to grow from 783,000 in 2012 at a compound annual growth rate (“CAGR”) of 11.3% through 2015. According to management estimates, U.S. existing home sales are expected to grow from 4.7 million in 2012 at a CAGR of 6.0% through 2015. We also believe there is considerable growth potential in the U.S. automotive sector. According to management estimates, North American light vehicle production is forecast to grow from 14.4 million in 2012 at a CAGR of 4.2% through 2015. Additionally, we believe further growth will be driven by demand for our new products. We hold exclusive production and sales rights for “lead-free” Eco Brass® rod and control the licensing of Eco Brass® ingot in North America. This “lead-free” alloy can be used to make products that comply with Federal legislation that will require a reduction of lead content in all plumbing devices that come into contact with drinking water, effective January 1, 2014. In addition, we believe that the Company is well positioned to become an industry leader in anti-microbial copper products through its CuVerro product line. In 2011, Olin Brass completed the Federal and state registration processes necessary to market its CuVerro™ materials as having anti-microbial properties and has licensed more than a dozen exclusive component manufacturers to market CuVerro™ products to the healthcare industry. We believe there is significant opportunity for us to expand our customer base to include companies that develop copper products for use in the healthcare, food service and other industries, replacing stainless steel and aluminum. We also anticipate a significant increase in the size of the coinage market if the U.S. transitions to the $1 coin and eliminates the dollar bill. As a certified supplier to the United States Mint, we expect to capture a material portion of this new demand. Finally, we currently believe that demand levels for rod and strip products in the U.S. are significantly below historical averages and that with the expected continued recovery in our key end-markets, we will observe increases in demand for our products. Given our current installed operating capacity and associated utilization rates, we believe we can meet this increase in demand with very low capital investment.

Significant Expected Profit Growth through Volume Increases. Since our formation in 2007, we have implemented various cost reduction initiatives and workforce flexibility programs focused on reducing our fixed and non-metal variable costs. We believe the largely automated nature of our operations at our Chase Brass facility and the absence of defined benefit pension obligations or retiree healthcare obligations have contributed to a lean, flexible cost structure, which should position us to achieve strong operating margins going forward. Specifically:

•

During 2012, we operated at approximately 57% to 65% capacity utilization across our portfolio of facilities. As such, we have available operating capacity that we can bring online quickly to respond to increased demand for our products and value-added services;

•	We believe we can increase production at our facilities with minimal change in our fixed costs and without significant additional capital investment; and

•	We believe we have the financial capacity and balance sheet strength to meet the working capital requirements that would accompany production increases in response to growing customer demand.

Since our formation in 2007, we have consistently improved our Consolidated Adjusted EBITDA per pound, a metric that management monitors to assess our profitability and operating efficiency, from $0.10 per pound for the year ended December 31, 2008 to $0.23 per pound for the year ended December 31, 2012.

Margin and Cash Flow Profile Insulated from Metal Price Volatility. Approximately 70% to 75% of our cost structure consists of variable metal costs, for which we use our balanced book approach to substantially reduce the financial impact of metal price volatility on our earnings and operating margins. Our business model is principally based on the conversion and fabrication of the metal we purchase into finished and semi-finished alloy products. Our financial performance is driven by metal conversion economics (i.e., the prices we charge for our products and value-added services and our ability to control our operating costs); we do not seek to profit from movements in underlying metal prices. Through our balanced book approach, we match the timing, quantity and price of our metal sales with the timing, quantity and price of our replacement metal purchases. Our balanced book approach allows us to substantially reduce the financial impact of metal price volatility on our earnings and operating margins. Our balanced book approach and low fixed cost position has allowed us to generate substantial cash flows. For the six months ended June 30, 2013, net cash used in operating activities was $17.9 million, and in the six months ended June 30, 2012, net cash provided by operating activities was $30.3 million. For the fiscal years ended December 31, 2012, 2011 and 2010, net cash provided by operating activities was $81.9 million, $64.8 million and $69.4 million, respectively. In addition, we have low capital expenditure requirements. We estimate annual capital expenditures from 2013 to 2017 to range between $25 million to $30 million per annum, of which $20 million to $24 million per annum will consist of capital improvements or replacement of existing capital items. Our total capital expenditures as a percentage of our adjusted sales have ranged from approximately 2% to 4% for the last three fiscal years.

Net loss attributable to Global Brass and Copper Holdings, Inc. per pound was ($0.02) and ($0.02) for the six months ended June 30, 2013, and 2012, respectively. Net income (loss) attributable to Global Brass and Copper Holdings, Inc. per pound was $0.02, $0.11, $0.08, $0.02 and $(0.11) for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively. Net income attributable to Global Brass and Copper Holdings, Inc. per pound was $1.02 for the successor period from October 10, 2007 to December 31, 2007, and net income per pound of our predecessor was $0.07 for the predecessor period from January 1, 2007 to November 18, 2007.

As illustrated in the following chart, we have increased our historical Consolidated Adjusted EBITDA(1) per pound over the period from 2007 to the six months ended June 30, 2013, despite relatively volatile underlying copper prices:

Source: Copper prices from the London Metal Exchange reported by Bloomberg

(1) See note 5 to “Summary Historical Consolidated Financial Data” for the calculation of Consolidated Adjusted EBITDA and a reconciliation to net income (loss) attributable to Global Brass and Copper Holdings, Inc., which is the most directly comparable U.S. GAAP financial measure to Consolidated Adjusted EBITDA.

(2) We acquired the worldwide metals business of Olin Corporation on November 19, 2007. As a result, the 2007 fiscal year is composed of a predecessor period from January 1, 2007 to November 18, 2007 (represented by “2007(P)” in the chart above), and a successor period from the date of our formation, October 10, 2007, to December 31, 2007 (represented by “2007(S)” in the chart above). We had no material operations or assets prior to November 19, 2007. Data for the period from January 1, 2007 to November 18, 2007 are based on books and records provided to us by Olin Corporation in connection with the acquisition, we believe were prepared on a basis consistent with Olin Corporation’s accounting policies and procedures and have not been subject to an audit or review. Data for the predecessor period of 2007 are not prepared using our accounting policies and procedures, do not reflect the application of purchase accounting (which has been applied to the successor period financial statements) and also do not reflect the allocation of Olin Corporation selling, general and administrative expenses to the metals business unit. We believe that the unaudited financial information for the predecessor period of 2007 may be useful to investors for purposes of illustrating trends in our business. Although we have no reason to believe that the unaudited financial information for the predecessor period of 2007 is materially deficient, there is a risk that this unaudited financial information may contain errors that might have been detected in a review or audit process or might have been different if prepared in accordance with our policies and procedures instead of those of Olin Corporation. See note 5 to “Summary Historical Consolidated Financial Data” and note (a) to the reconciliation table contained in such note and “Risk Factors—Risks Related to Our Business—You should not place undue reliance on the selected financial and other information of our predecessor as of November 18, 2007 and for the period from January 1, 2007 to November 18, 2007, which are summarized in this prospectus”.

(3) For the six months ended June 30, 2013.

Over the past three years, we have demonstrated the ability to generate significant operating cash flow despite the relatively difficult operating environment. Our strong cash flow generation has enabled us to significantly reduce our leverage from approximately 7.9x gross debt to Consolidated Adjusted EBITDA upon formation in 2007 to 3.7x as of June 30, 2013. Our debt reduction achievements have also been delivered while distributing dividends to our shareholders. We believe we will continue to generate significant operating cash flow, which will provide us the opportunity to deploy future excess cash flow to fund dividends or value-enhancing acquisitions. We will continue to manage our capital with financial discipline with the objective of maximizing value for our shareholders.

Highly Experienced Management Team.    Since our formation in 2007, we have assembled a highly experienced management team, which combines our predecessor’s legacy experience with new team members who have many years of relevant industry experience. The members of our senior management team have, on average, over 26 years of metals industry experience. Since our formation, our senior management team has implemented a new business strategy and successfully transformed the cost structure and operating strategy of the business. Our management team has also instilled a culture that promotes performance excellence with a strong focus on driving profitability and, as a direct result, our operational and financial performance has improved significantly since 2007.

Our Growth Strategy

Participate in Demand Recovery as Economic Conditions Strengthen.    Our premium products and services have allowed us to achieve leading positions across a number of attractive end markets. In addition, we maintain strong relationships with a diverse set of customers across those end markets. As U.S. macroeconomic conditions continue to improve, we expect to see increased activity in many of our key end markets, especially building and housing, automotive, coinage and industrial machinery and equipment, which we expect will drive increased demand for our products and services. In the beginning of 2013, the U.S. housing market has experienced a recovery from the sharp downturn that began in 2007. We believe that our available production capacity will allow us to effectively and efficiently respond to increasing demand.

Capitalize on Growth Opportunities for Our Existing Products and Services.    We believe there are opportunities to expand the supply of our existing products and services in several key high-value end markets. Examples include:

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Lead-free and Low-lead Plumbing Products.    New regulations designed to reduce lead content in drinking water plumbing devices provide a key opportunity for future growth. Chase Brass is a premier provider of specialized lead-free products and low-lead alloys. Federal legislation in the United States (the Reduction of Lead in Drinking Water Act, which was patterned after legislation enacted in California and Vermont) will require the reduction of lead content in all drinking water plumbing devices beginning in January 2014. This legislation presents a significant growth opportunity for Chase Brass. Our Eco Brass® products meet Federal, California and Vermont standards and can be used to produce cast, machined and forged faucet parts. We currently supply major faucet, valve and fitting manufacturers who produce multiple products using machined Eco Brass® parts.

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Transition to the Dollar Coin.    On September 20, 2011, the Currency Optimization Innovation and National Savings Act, or “COINS Act”, was introduced in the U.S. House of Representatives, which is intended to modernize the U.S. currency system by replacing $1 notes with $1 coins and result in average savings of $184 million per year (based on 2011 Government Accountability Office estimates). On January 31, 2012, the COINS Act was also introduced in the U.S. Senate. Despite a December 2011 announcement of a substantial reduction in $1 coin production, we anticipate a significant increase in the size of the coinage market if the U.S. transitions to the $1 coin and eliminates the dollar bill. As a certified supplier to the United States Mint, we expect to capture a material portion of this new demand.

Pursue New Growth Opportunities.    We have identified a number of important trends in key growth markets which we believe will drive significant incremental growth for our company, including:

•	Anti-microbial Applications. Olin Brass is well positioned to become a leader in commercializing anti-microbial copper products through its CuVerro™ anti-microbial product line. The U.S. Environmental Protection Agency (“EPA”) recently recognized that copper is inherently capable of neutralizing potentially harmful viruses and bacteria and began accepting registrations of copper-alloys with anti-microbial properties. Olin Brass manufactures several such alloys, which were EPA-registered in 2011, and we believe there is significant opportunity for us to expand our customer base to include companies that develop copper products for use in the healthcare, food service, heating, ventilation and air conditioning industries, replacing stainless steel and aluminum. Olin Brass has completed the Federal and state registration processes necessary to market its CuVerro™ materials as having anti-microbial properties.

•

Renewable Energy Applications:    Renewable energy is a fast growing and attractive sector, with significant long-term growth potential. Copper, copper-alloy and brass products are used in renewable energy technologies, including lithium batteries and solar power applications such as photovoltaic cells. We believe increasing demand for renewable energy applications will be a key opportunity for further growth.

In addition, we plan to continue to identify opportunities to extend our existing range of products and services through ongoing investment in technology research and development through our Materials Research Laboratory. The Materials Research Laboratory is a world-renowned copper-alloy research, manufacturing and production innovation lab and is responsible for numerous patents held by our Company and also by our customers. The Materials Research Laboratory was instrumental in developing patented products such as CopperBond®, CopperBond® XTF, and other unique foil products such as C7025 for computer disk drives.

Pursue Strategic Opportunities to Expand Our Business.    The North American copper and brass distribution industry includes numerous small, regional players. We believe future industry consolidation and possible strategic acquisitions in key growth markets will provide opportunities to increase our presence in these markets and to create shareholder value. In addition, we may pursue, strategic acquisition and/or partnership opportunities to increase the breadth and distribution of our product portfolio and metal distribution services in the future.

Organizational Structure

The chart below is a summary of our organizational structure as of June 30, 2013. All entities depicted are currently (and will be following the exchange offer) 100% owned subsidiaries, except for Global Brass and Copper Holdings which is a 61.5% beneficially owned subsidiary of Halkos.

*	Substantially all the Issuer’s U.S. subsidiaries guarantee both the ABL Facility and the initial notes on a senior secured basis.

Industry Overview

North American Copper and Copper-alloy SSP and Rod.    Improvements in the financial and economic markets since 2008 and 2009 have encouraged a rebound in demand for copper and copper-alloy SSP and rod, primarily driven by greater activity in the building and housing and automotive end markets. During the softening housing market in 2007 and the ensuing economic downturn in 2008 and 2009, demand for SSP and rod products deteriorated significantly. However, prior to the economic downturn, demand for SSP and rod products in North America had been relatively stable over the period from 2001 to 2007.

While the recovery from the recent economic downturn has been uneven and at times slower than desired, as economic conditions improve and activity in key end markets strengthens, we anticipate that demand for copper and copper-alloy SSP and rod products will increase. We also expect to see a greater shift in demand toward low-lead and lead-free copper and brass products driven by new government regulation, such as the Reduction of Lead in Drinking Water Act. This regulatory shift represents a significant growth opportunity for North American manufacturers of lead-free materials, many of whom, including us, are already experiencing increased demand for high quality, lead-free and low-lead products. In addition, we believe that there are a number of growth opportunities that could create significant incremental demand for copper and copper-alloy SSP products, including coinage, anti-microbial fixtures, and renewable energy applications (such as lithium batteries and solar applications).

Distribution Centers.    Metal distribution centers and processors play a critical supply-chain role between metal production mills and end-users, especially between mills that manufacture large volumes and end-users who require smaller volumes, inventory management and processing services. The North American copper and brass distribution industry includes several large players, including us, and many smaller participants. We believe a large distribution business with a low fixed-cost structure will generally benefit from economies of scale, a more robust distribution network, a more diversified product portfolio and the ability to provide higher-quality, value-added services relative to smaller competitors. In addition, a distribution center with greater scale can typically operate on shorter lead times and provide on-time delivery and smaller quantities of a wide variety of products. Over the longer term, we believe the role of the metal distribution industry will become increasingly important as both primary metal producers and end-users look to outsource their metal processing and inventory management needs to value-added metal distribution centers. We anticipate smaller competitors will consolidate over time in order to remain competitive.

Global Supply of SSP and Alloy Rod Products.    North American SSP and alloy rod consumers have historically developed long-term supply relationships with domestic SSP and alloy rod manufacturers and suppliers that offer a broad range of high quality products, that are able to respond quickly to product orders, and that provide on-time, frequent delivery in small batch sizes. Accordingly, our management believes North American consumer demand has largely been satisfied by North American SSP and alloy rod producers. Offshore supply of SSP and alloy rod products has historically contributed a small proportion of total North American supply.

Competition.    We compete with other companies on price, service, quality and product breadth and availability of products both domestically and internationally. We believe we have been able to compete effectively because of our high levels of service, breadth of product offering, knowledgeable and trained sales force, modern equipment, strategically located facilities, geographic dispersion, operational economies of scale and sales volume.

The North American market for brass and copper strip and sheet and brass rod consists of a few large participants and a few smaller competitors for Olin Brass and Chase Brass and a number of smaller competitors for A.J. Oster.

Based on available market data, we believe the largest competitors to each of our operating segments in the markets in which we operate are the following:

•	Olin Brass: Aurubis and PMX Industries, Inc. (manufacturing of copper and copper-alloys in the form of strip, sheet and plate).

•	Chase Brass: Mueller Industries, Inc. (manufacturing of brass rod).

•

A.J. Oster:    ThyssenKrupp Materials NA, Copper and Brass Sales Division (distribution and processing of copper, brass, stainless and aluminum products) and Wieland Metals, Inc. (re-roll mill and service center for copper and copper-alloy strip).

Based on the data published by Copper Development Association Inc., Copper and Brass Servicenter Association, Inc. (both independent industry associations) and management estimates, as of December 31, 2012, the Olin Brass segment accounted for 35.2% of North American shipments (including shipments to A.J. Oster) of copper and brass alloys in the form of sheet, strip and plate; the Chase Brass segment accounted for 47.7% of North American shipments of brass rod, not including imports; and the A.J. Oster segment accounted for 33.3% of North American shipments of copper and brass, sheet and strip products from distribution centers and rerolling facilities.

Recent Transactions

Initial Public Offering of Global Brass and Copper Holdings

On May 29, 2013, Global Brass and Copper Holdings, Inc. completed its initial public offering of 8,050,000 shares of its common stock (the “initial public offering” or “IPO”), including 1,050,000 shares of common stock sold in connection with the full exercise of the option to purchase additional shares granted to the underwriters, at a price to the public of $11.00 per share. The shares began trading on the New York Stock Exchange on May 23, 2013 under the ticker symbol “BRSS.” Halkos, the sole stockholder of Global Brass and Copper Holdings, Inc. prior to the IPO, sold all of the shares in the IPO and received all of the net proceeds from the IPO. After giving effect to the IPO, Halkos beneficially owned approximately 61.5% of the outstanding common stock of Global Brass and Copper Holdings.

Following the IPO, Global Brass and Copper Holdings, Inc. intends to pay quarterly cash dividends. Any dividends or changes to our dividend policy will be made at the discretion of the Board of Directors and will depend on many factors, including our financial condition, earnings, legal requirements, including limitations imposed by Delaware law, restrictions in our debt agreements, including those governing the ABL Facility (as defined below) and the Senior Secured Notes (as defined below), that limit our ability to pay dividends to stockholders and other factors the Board of Directors deems relevant. We currently expect that our first dividend will be paid in the fourth quarter of 2013 (in respect to the third quarter of 2013) and will be approximately $0.0375 per share of Global Brass and Copper Holdings’ common stock. The source of funds for any such dividends will be dividends paid by Global Brass and Copper to Global Brass and Copper Holdings, which are limited by the provisions of the Indenture.

Issuance of the Initial Notes and the Refinancing of the Term Loan Facility

On June 1, 2012, we completed a refinancing, which included the issuance of the initial notes by the Issuer. The notes are guaranteed by Global Brass and Copper Holdings and substantially all of the Issuer’s existing wholly-owned U.S. subsidiaries. The notes are secured by a senior-priority security interest in the fixed assets of the Issuer and the guarantors and by a junior-priority security interest in the accounts receivable and inventory of the Issuer and the guarantors.

We used a portion of the proceeds from the notes to repay in full the $266.5 million of principal outstanding under our prior $315.0 million five-year senior term loan facility (the “Term Loan Facility”), which we refer to as the “Term Loan Refinancing.” In the Term Loan Refinancing, we paid our lenders a total of $275.5 million, including the $266.5 million of principal, an early repayment premium of $8.0 million and accrued and unpaid interest of $1.0 million, and we recognized a $19.6 million loss on extinguishment of debt.

Amendment of the ABL Facility

Concurrently with the issuance of the initial notes and the Term Loan Refinancing on June 1, 2012, we amended the agreement governing our $150.0 million asset-based revolving loan facility (the “2010 ABL Facility,” and, as currently amended, the “ABL Facility”) to:

•	increase the commitments under the facility to $200.0 million;

•	extend the maturity of the ABL Facility to June 1, 2017;

•	permit the Transactions (as defined below);

•	lower the applicable margin and unused line fee under the ABL Facility;

•	permit us to make additional acquisitions, investments, restricted payments, asset sales and debt incurrences if certain conditions are satisfied;

•	increase the inventory loan limit for the borrowing base;

•	adjust certain reporting requirements and collateral audit requirements to make them less restrictive; and

•	reduce the excess availability threshold which requires us to test our fixed charge coverage ratio covenant.

We refer to these amendments collectively as the “ABL Amendment.”

Distribution to Halkos

In connection with the offering of the initial notes, the Term Loan Refinancing and the ABL Amendment, we used a portion of the net proceeds of the issuance of the initial notes, together with cash on hand, to make a cash distribution of $160.0 million to Halkos, which we refer to as the “Parent Distribution.” Halkos distributed the proceeds of the Parent Distribution pro rata to its equityholders (which include certain of our officers and directors) in accordance with the terms of its operating agreement.

We refer to the Term Loan Refinancing, the ABL Amendment and the Parent Distribution collectively as the “Transactions.”

Risk Factors

An investment in the exchange notes involves risks. Below is a summary of certain key risk factors that you should consider in evaluating whether you should invest in the exchange notes and participate in the exchange offer. This list is not exhaustive. Please read the full discussion of these risks and other risks described under the caption “Risk Factors” in this prospectus.

•	downturns or cyclical economic conditions affecting the markets in which our products are sold, including the housing and commercial construction markets;

•	our ability to continue implementing our balanced book approach to substantially reduce the impact of fluctuations in metal prices on our earnings and operating margins;

•	shrinkage from processing operations and metal price fluctuations, particularly copper;

•	limitations on our ability to access raw materials, particularly copper;

•	fluctuations in commodity and energy prices and costs;

•	our ability to maintain sufficient liquidity as commodity and energy prices rise;

•	our ability to continue our operations internationally and the risks applicable to international operations;

•	our ability to continue to comply with the covenants in our debt agreements and service our indebtedness;

•	government regulations relating to our products and services, including new legislation relating to derivatives and the elimination of the dollar bill; and

•	our ability to remediate any material weaknesses in our internal control over financial reporting as we become subject to public company requirements.

Global Brass and Copper

Global Brass and Copper was incorporated in Delaware on November 2, 2007. The principal executive offices of Global Brass and Copper are located at 475 N. Martingale Road, Suite 1050, Schaumburg, IL 60173, and the telephone number is (847) 240-4700.

We also maintain an internet site at http://www.gbcholdings.com. Our website and the information contained in that website or connected to that website will not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not consider it part of this prospectus or rely on any such information in making your decision whether to participate in the exchange offer.

KPS Capital Partners, LP and Halkos Holdings, LLC

KPS Capital Partners, LP is a leading middle market private equity firm with $6.0 billion of assets under management. KPS seeks to realize significant capital appreciation through controlling equity investments in manufacturing and industrial companies going through a period of transition. The KPS investment strategy is based upon partnering with top management teams to materially and permanently improve the operations of a company, and then growing the company, either organically or through strategic acquisitions. The KPS investment strategy and its portfolio companies are described in detail at the KPS website: www.kpsfund.com. The KPS website and the information contained in that website or connected to that website will not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not consider it part of this prospectus or rely on any such information in making your decision whether to participate in the exchange offer.

KPS Special Situations Fund II, L.P., KPS Special Situations Fund II (A), L.P., KPS Special Situations Fund III, L.P. and KPS Special Situations Fund III (A), L.P. (collectively, the “KPS Funds”) are affiliates of KPS and are the majority members of Halkos Holdings, LLC. Halkos Holdings, LLC beneficially owns 61.5% of Global Brass and Copper Holdings.

Summary of the Exchange Offer

In this section, “we,” “us,” and “our” refer only to Global Brass and Copper, Inc., as issuer of the notes, exclusive of Global Brass and Copper Holdings, Inc. and the subsidiaries of Global Brass and Copper, Inc., unless context otherwise requires.

We are offering to issue $375,000,000 aggregate principal amount of exchange notes and related guarantees in exchange for a like aggregate principal amount of our currently outstanding initial notes and related guarantees, which consist of $375.0 million aggregate principal amount of initial notes which were issued on June 1, 2012 in a transaction exempt from registration under the Securities Act. In order to exchange your initial notes, you must properly tender them, and we must accept your tender. We will exchange all outstanding initial notes that are validly tendered and not validly withdrawn.

Exchange Offer	In this exchange offer, we are offering to issue $375,000,000 aggregate principal amount of new 9.50% Senior Secured Notes due 2019 and related guarantees in exchange for a like aggregate principal amount of our currently outstanding 9.50% Senior Secured Notes due 2019 and related guarantees, which consist of $375.0 million aggregate principal amount of initial notes which were issued on June 1, 2012 in a transaction exempt from registration under the Securities Act. This exchange offer is being conducted in order to fulfill a requirement under our registration rights agreement, dated as of June 1, 2012, which we entered into in connection with the issuance of the initial notes. The initial notes were issued under the Indenture, dated as of June 1, 2012, and the exchange notes will be issued under that same Indenture. The exchange notes will have substantially the same terms as the initial notes, except that the exchange notes will not have the benefit of registration rights (but will be freely transferable by holders who are not affiliates of ours or subject to restrictions due to being broker-dealers).

Additional Interest	Pursuant to the registration rights agreement relating to the initial notes, the Issuer was required to have a registration statement relating to this exchange offer declared effective by June 2, 2013, and if the Issuer did not comply with that requirement (a “registration default”), it would be required to pay additional interest on the initial notes. As a result, beginning on June 3, 2013, additional interest equal to 0.25% per annum began accruing on the initial notes and will continue accruing until the registration default is cured (which would occur on the date this registration statement is declared effective by the SEC). To the extent the registration default continues beyond 90 days, the rate of additional interest will increase to the maximum of 0.50% per annum.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on October 4, 2013, unless we decide to extend it.

Conditions to the Exchange Offer	We will complete this exchange offer only if:

•	there is no change in the laws and regulations that would impair our ability to proceed with this exchange offer, and

•

there is no change in the current interpretation of the staff of the SEC that permits resales of the exchange notes. Please refer to the section in this prospectus entitled “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Initial Notes	To participate in this exchange offer, you must complete, sign and date the letter of transmittal or its facsimile and transmit it, together with your initial notes to be exchanged and all other documents required by the letter of transmittal, to Wells Fargo Bank, National Association, as exchange agent, at its address indicated under “The Exchange Offer—
Exchange Agent.” In the alternative, you can tender your initial notes by book-entry delivery following the procedures described in this prospectus. For more information on tendering your notes, please refer to the section in this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes.”

Special Procedures for Beneficial Owners	If you are a beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your initial notes in the exchange offer, you should contact the registered holder promptly and instruct that person to tender on your behalf.

Guaranteed Delivery Procedures	If you wish to tender your initial notes and you cannot get the required documents to the exchange agent on time, you may tender your notes by using the guaranteed delivery procedures described under the section of this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes—Guaranteed Delivery Procedure.”

Withdrawal Rights	You may withdraw the tender of your initial notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated under “The Exchange Offer—Exchange Agent” before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Acceptance of Initial Notes and Delivery of Exchange Notes

If all the conditions to the completion of this exchange offer are satisfied, we will accept any and all initial notes that are properly tendered in this exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return any initial note that we do not accept for exchange to you without expense promptly after the expiration date. We will deliver the exchange notes to you promptly after the expiration date and acceptance of your initial notes for exchange. Please refer to the section in this prospectus entitled “The Exchange Offer—Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes.”

Certain Federal Income Tax Considerations Relating to the Exchange Offer	Exchanging your initial notes for exchange notes will not be a taxable event to you for United States federal income tax purposes. Please refer to the section of this prospectus entitled “Certain U.S. Federal Income Tax Considerations.”

Exchange Agent	Wells Fargo Bank, National Association is serving as exchange agent in the exchange offer.

Fees and Expenses	We will pay all expenses related to this exchange offer. Please refer to the section of this prospectus entitled “The Exchange Offer—Fees and Expenses.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange offer solely to satisfy certain of our obligations under our registration rights agreement entered into in connection with the offering of the initial notes.

Consequences to Holders Who Do Not Participate in the Exchange Offer	If you do not participate in this exchange offer:

•	except as set forth in the next paragraph, you will not necessarily be able to require us to register your initial notes under the Securities Act,

•

you will not be able to resell, offer to resell or otherwise transfer your initial notes unless they are registered under the Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act, and

•	the trading market for your initial notes will become more limited to the extent other holders of initial notes participate in the exchange offer.

You will not be able to otherwise require us to register your initial notes under the Securities Act unless:

•	the exchange offer is not permitted by applicable law or SEC policy,

•	the initial purchasers request us to register initial notes that are not eligible to be exchanged for exchange notes in the exchange offer,

•	you are not eligible to participate in the exchange offer,

•

you may not resell the exchange notes you acquire in the exchange offer to the public without delivering a prospectus and that the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by you, or

•	you are a broker-dealer and hold initial notes that were acquired directly from us or one of our affiliates.

In the cases described in the above paragraph, the registration rights agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in such paragraph. We do not currently anticipate that we will register under the Securities Act any initial notes that remain outstanding after completion of the exchange offer.

Please refer to the section of this prospectus entitled “The Exchange Offer—Your failure to participate in the exchange offer will have adverse consequences.”

Resales	It may be possible for you to resell the notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to the conditions described under “—Obligations of Broker-Dealers” below.

To tender your initial notes in this exchange offer and resell the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, you must make the following representations:

•	you are authorized to tender the initial notes and to acquire exchange notes, and that we will acquire good and unencumbered title thereto,

•	the exchange notes acquired by you are being acquired in the ordinary course of business,

•

you have no arrangement or understanding with any person to participate in a distribution of the exchange notes and are not participating in, and do not intend to participate in, the distribution of such exchange notes,

•

you are not an “affiliate,” as defined in Rule 405 under the Securities Act, of ours, or you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

•	if you are not a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of exchange notes, and

•

if you are a broker-dealer, initial notes to be exchanged were acquired by you as a result of market-making or other trading activities and you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

Please refer to the sections of this prospectus entitled “The Exchange Offer—Procedure for Tendering Initial Notes—Proper Execution and Delivery of Letters of Transmittal” and “Plan of Distribution.”

Obligations of Broker-Dealers	If you are a broker-dealer (1) that receives exchange notes, you must acknowledge that you will deliver a prospectus in connection with any resales of the exchange notes, (2) who acquired the initial notes as a result of market making or other trading activities, you may use the exchange offer prospectus as supplemented or amended, in connection with resales of the exchange notes, or (3) who acquired the initial notes directly from the issuers in the initial offering and not as a result of market making and trading activities, you must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with resales of the exchange notes.

Summary Terms of the Exchange Notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

Issuer	Global Brass and Copper, Inc.

Notes Offered	$375.0 million aggregate principal amount of 9.50% Senior Secured Notes due 2019.

Maturity	The exchange notes will mature on June 1, 2019.

Interest Rate	The exchange notes will bear interest at a rate per annum equal to 9.50%.

Additional Interest on Initial Notes	Pursuant to the registration rights agreement relating to the initial notes, the Issuer was required to have a registration statement relating to this exchange offer declared effective by June 2, 2013, and if the Issuer did not comply with that requirement (a “registration default”), it would be required to pay additional interest on the initial notes. As a result, beginning on June 3, 2013, additional interest equal to 0.25% per annum began accruing on the initial notes and will continue accruing until the registration default is cured (which would occur on the date this registration statement is declared effective by the SEC). To the extent the registration default continues beyond 90 days, the rate of additional interest will increase to the maximum of 0.50% per annum.

Interest Payment Dates	Interest on the exchange notes will begin accruing on the date the exchange offer is completed. Interest (including additional interest) accrued and unpaid on the initial notes tendered in the exchange offer to, but not including, the date the exchange offer is completed will be paid (on the next interest payment date after the date the exchange offer is completed) to holders of record of the corresponding exchange notes as of the corresponding interest record date. See “Description of the Notes—Principal, Maturity and Interest.”

Security	The exchange notes and the guarantees:

•	will be secured on a senior-priority basis in substantially all the assets owned by the Company or the applicable guarantor, other than inventory and receivables; and

•

will be secured on a junior-priority basis in the inventory and receivables owned by the Company or the applicable guarantor; the priority lien on such collateral will be held by the creditors under the ABL Facility.

See “Description of the Notes—Security.”

Ranking	The exchange notes:

•	will be senior indebtedness of the Company;

•	will rank pari passu in right of payment with all existing and future senior Indebtedness of the Company;

•	will rank senior in right of payment to all of the Company’s existing and future indebtedness that is by its terms expressly subordinated in right of payment to the exchange notes;

•

will rank effectively senior to all of the Company’s indebtedness under the ABL Facility, to the extent of the value of the Notes Collateral of the Company and effectively junior to the Company’s indebtedness under the ABL Facility, to the extent of the value of the ABL Collateral of the Company;

•	will be structurally subordinated to all existing and future indebtedness and other liabilities of any subsidiary of the Company that is not a guarantor of the exchange notes; and

•	will be secured by certain collateral, which collateral will be shared on an equal and ratable basis with any other pari passu lien obligations incurred thereafter.

As of June 30, 2013, we had $56.0 million of outstanding borrowings under the ABL Facility, with $143.5 million available for borrowing (based on a maximum availability of $200.0 million and $0.5 million of outstanding letters of credit). For the year ended December 31, 2012, approximately 6% of our consolidated net sales, 5% of our Consolidated Adjusted EBITDA and 7% of our operating income was generated by our non-guarantor subsidiaries. As of June 30, 2013, our non-guarantor subsidiaries had no outstanding indebtedness other than intercompany obligations. See “Description of the Notes—Ranking.”

Guarantees	The exchange notes will be guaranteed, jointly and severally, irrevocably and unconditionally, on a senior secured basis by Global Brass and Copper Holdings and substantially all of our existing U.S. subsidiaries. The guarantee of each guarantor:

•	will be senior indebtedness of the applicable guarantor;

•	will rank pari passu in right of payment with all existing and future senior indebtedness of the applicable guarantor;

•

will rank senior in right of payment to all of the applicable guarantor’s existing and future indebtedness that is by its terms expressly subordinated in right of payment to the guarantees of the exchange notes;

•

will rank effectively senior to all of the applicable guarantor’s indebtedness under the ABL Facility, to the extent of the value of the Notes Collateral of such guarantor and effectively junior to such guarantor’s indebtedness under the ABL Facility, to the extent of the value of the ABL Collateral of such guarantor;

•	will be structurally subordinated to all existing and future indebtedness and other liabilities of any subsidiary of the guarantor that is not a guarantor of the exchange notes; and

•	will be secured by certain collateral, which collateral will be shared on an equal and ratable basis with any other pari passu lien obligations incurred thereafter.

See “Description of the Notes—Guarantees.”

Optional Redemption	On and after June 1, 2016, the Issuer may redeem the notes at its option, in whole at any time or in part from time to time at the redemption prices described in this prospectus. Prior to June 1, 2016, the Issuer may redeem some or all of the notes at a redemption price equal to 100% of the principal amount of the notes redeemed plus accrued and unpaid interest, if any, to the applicable redemption date plus the applicable “make-whole” premium described in this prospectus.

In addition, at any time prior to June 1, 2015, the Issuer may redeem up to 25% of the aggregate principal amount of the exchange notes with the net cash proceeds of certain equity offerings at a redemption price of 109.50%, plus accrued and unpaid interest, if any, to the redemption date. See “Description of the Notes—Optional Redemption.”

Change of Control	If a change of control occurs, we will be required to make an offer to purchase the notes at a price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest, if any, to the date of purchase. The term “Change of Control” includes important limitations and exceptions and is defined under “Description of the Notes—Change of Control.”

Certain Covenants	The Indenture contains covenants that limit our ability and the ability of our restricted subsidiaries to, among other things:

•	incur or guarantee additional debt or issue certain preferred stock;

•	pay certain dividends;

•	repurchase equity interests;

•	repay subordinated indebtedness;

•	make certain investments;

•	create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries;

•	sell certain assets, including collateral;

•	enter into certain transactions with affiliates;

•	merge or consolidate with another person, or sell or otherwise dispose of all or substantially all of our assets; and

•	create liens on our or our restricted subsidiaries’ assets to secure debt.

The covenants in the Indenture are subject to important exceptions and qualifications, which are described under “Description of the Notes—Certain Covenants” and “—Certain Definitions.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange solely to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the initial notes.

Form and Denomination	The exchange notes will be represented by one or more permanent global securities in registered form deposited on behalf of The Depository Trust Company (“DTC”) with Wells Fargo Bank, National Association, as custodian. You will not receive exchange notes in certificated form unless one of the events described in the section of this prospectus entitled “Description of Notes—Book Entry; Delivery and Form—Exchange of Book-Entry Notes for Certificated Notes” occurs. Instead, beneficial interests in the exchange notes will be shown on, and transfers of these exchange notes will be effected only through, records maintained in book entry form by DTC with respect to its participants.

No Public Market	The exchange notes are new securities with no established market for them. We cannot assure you that a market for these exchange notes will develop or that this market will be liquid. Please refer to the section of this prospectus entitled “Risk Factors—Risks Related to the Notes—An active public market may not develop for the exchange notes, which may hinder your ability to liquidate your investment.”

Risk Factors	You should consider carefully the information found the section entitled “Risk Factors” and all other information contained in this prospectus before deciding to participate in the exchange offer.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

Set forth below is summary historical consolidated financial data of our business, as of the dates and for the periods indicated. The summary historical consolidated financial data as of June 30, 2013 and for the six months ended June 30, 2013 and 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, and in the opinion of our management, reflect all adjustments, including normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The summary historical consolidated financial data as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data as of December 31, 2010 has been derived from our audited consolidated financial statements not included in this prospectus.

The summary historical consolidated financial data should be read in conjunction with the information about the limitations on comparability of our financial results, including as a result of acquisitions. See “Selected Historical Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Risk Factors” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012(8)	2012	2011(8)	2010(8)
	(in millions, except share, per share and per pound data)
Statements of Operations Data:
Net sales	$906.4	$860.4	$1,650.5	$1,779.1	$1,658.7
Cost of sales	807.8	763.3	1,467.3	1,583.5	1,496.7

Gross profit	98.6	97.1	183.2	195.6	162.0
Selling, general and administrative expenses	72.5	55.9	92.7	69.4	68.9

Operating income	26.1	41.2	90.5	126.2	93.1
Third party interest expense(1)	19.8	19.9	39.7	40.0	22.6
Related party interest expense(2)	—	—	—	—	2.5
Loss on extinguishment of debt	—	19.6	19.6	—	—
Other expense, net	0.2	0.7	0.1	0.4	0.8

Income before provision for income taxes and equity income	6.1	1.0	31.1	85.8	67.2
Provision for income taxes	12.5	7.3	19.2	31.4	26.6

(Loss) income before equity income	(6.4)	(6.3)	11.9	54.4	40.6
Equity income, net of tax	0.9	0.5	1.0	0.9	1.5

Net (loss) income	(5.5)	(5.8)	12.9	55.3	42.1
Less: Net income attributable to noncontrolling interest	0.2	0.2	0.4	0.2	0.5

Net (loss) income attributable to Global Brass and Copper Holdings, Inc.(1)	$(5.7)	$(6.0)	$12.5	$55.1	$41.6

Per Share Data:
Basic and diluted net (loss) income attributable to Global Brass and Copper Holdings, Inc. per common share(3)	$(0.27)	$(0.28)	$0.59	$2.61	$1.97
Basic and diluted pro forma net (loss) income attributable to Global Brass and Copper Holdings, Inc. per common share(1)(3)	$(0.27)	$(0.48)	$0.40	$2.61	$1.97
Number of common shares used in basic and diluted per share calculations(3)	21,110,000	21,110,000	21,110,000	21,110,000	21,110,000

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012(8)	2012	2011(8)	2010(8)
	(in millions, except share, per share and per pound data)
Cash flow data:
Cash flows provided by operating activities	$(17.9)	$30.3	$81.9	$64.8	$69.4
Cash flows used in investing activities	(8.1)	(7.2)	(20.4)	(22.3)	(11.9)
Cash flows used in financing activities	46.4	(60.3)	(96.8)	(8.3)	(49.6)

Other data:
Pounds shipped	269.9	261.7	503.2	510.0	554.1
Adjusted sales(4)	$281.9	$271.7	$524.9	$530.5	$538.5
Adjusted sales per pound shipped	$1.05	$1.04	$1.04	$1.04	$0.97
Consolidated Adjusted EBITDA(5)	$68.4	$64.0	$115.4	$122.6	$99.0
Consolidated Adjusted EBITDA per pound shipped	$0.25	$0.24	$0.23	$0.24	$0.18
Total capital expenditures	$8.3	$7.2	$20.4	$22.4	$11.9
Ratio of Earnings to Fixed Charges(6)	1.3	1.1	1.8	3.0	3.6

	As of June 30,	As of December 31,
	2013	2012	2011(8)	2010(8)
		(in millions)
Balance Sheet Data:
Cash	$34.0	$13.9	$49.5	$15.5
Total assets	602.2	502.7	548.7	537.7
Total debt(7)	431.0	389.5	303.6	306.2
Total liabilities	622.1	550.5	466.0	509.2
Total (deficit) equity	(19.9)	(47.8)	82.7	28.5

(1)	We used a portion of the net proceeds of the initial notes offering that we completed on June 1, 2012 to make the Parent Distribution. Our pro forma net (loss) income attributable to Global Brass and Copper Holdings, Inc. per common share reflects an increase in our net loss and a reduction in our net income attributable to Global Brass and Copper Holdings, Inc. attributable to the interest expense incurred on the portion of the initial notes that were used to fund the Parent Distribution. Assuming an interest rate of 9.50%, which is the actual interest rate of the initial notes, and a statutory U.S. federal income tax rate of 35%, had the Parent Distribution been completed on January 1, 2012, our net loss attributable to Global Brass and Copper Holdings, Inc. would have increased by $4.1 million to $10.1 million for the six months ended June 30, 2012 and our net income attributable to Global Brass and Copper Holdings, Inc. would have decreased by $4.1 million to $8.4 million for the year ended December 31, 2012. The effect of the issuance of the Senior Secured Notes and the Parent Distribution is fully reflected in the results presented for the six months ended June 30, 2013.
(2)	Represents interest on the related party term loan credit facility described in “Certain Relationships and Related Party Transactions”.
(3)	Outstanding shares and per share amounts give effect to a 211,100-to-1 stock split that was effected on May 29, 2013 in connection with the IPO.

(4)	Adjusted sales is a non-GAAP financial measure. For more information regarding adjusted sales, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures—Adjusted Sales”. Adjusted sales is defined as net sales less the metal component of net sales. Adjusted sales represents the value-added premium we earn over our conversion and fabrication costs. Management uses adjusted sales on a consolidated basis to monitor the revenues that are generated from our value-added conversion and fabrication processes excluding the effects of fluctuations in metal costs, reflecting our toll sales and our balanced book approach for non-toll sales. We believe that presenting adjusted sales is informative to investors because it shows our ability to generate revenue from conversion and fabrication. The following table shows a reconciliation of net sales to adjusted sales:

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012(8)	2012	2011(8)	2010(8)
				(in millions)
Net sales	$906.4	$860.4	$1,650.5	$1,779.1	$1,658.7
Metal component of net sales	624.5	588.7	1,125.6	1,248.6	1,120.2

Adjusted sales	$281.9	$271.7	$524.9	$530.5	$538.5

(5)	Consolidated EBITDA and Consolidated Adjusted EBITDA are non-GAAP financial measures. For more information regarding our EBITDA-based measures, including their limitations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures—EBITDA-Based Measures”.

We define Consolidated EBITDA as net income (loss) attributable to Global Brass and Copper Holdings, Inc., adjusted to exclude interest expense, provision for (benefit from) income taxes and depreciation and amortization expense. We also present Segment EBITDA elsewhere in this prospectus.

We use Consolidated EBITDA only to calculate Consolidated Adjusted EBITDA. Consolidated Adjusted EBITDA is Consolidated EBITDA, further adjusted to exclude extraordinary gains from the bargain purchase that occurred in the acquisition of the worldwide metals business of Olin Corporation, realized and unrealized gains and losses related to the collateral hedge contracts that were required under the asset-based revolving loan facility that we entered into at the time we acquired the worldwide metals business of Olin Corporation in November 2007 (the “2007 ABL Facility”), unrealized gains and losses on derivative contracts in support of our balanced book approach, unrealized gains and losses associated with derivative contracts related to electricity and natural gas costs, non-cash gains and losses due to lower of cost or market adjustments to inventory, non-cash LIFO-based gains and losses due to the depletion of a LIFO layer of metal inventory, non-cash compensation expense related to payments made to members of our management by Halkos, share-based compensation expense, loss on extinguishment of debt, non-cash income accretion related to the joint venture with Dowa Holdings Co. Ltd. (“Dowa”), KPS management fees, restructuring and other business transformation charges, specified legal and professional expenses and certain other items. We also present Segment Adjusted EBITDA elsewhere in this prospectus.

We present the above-described EBITDA-based measures because we consider them important supplemental measures and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Nevertheless, our EBITDA based measures may not be comparable to similarly titled measures presented by other companies.

We present Consolidated Adjusted EBITDA as a supplemental measure of our performance because we believe it represents a meaningful presentation of the financial performance of our core operations, without the impact of the various items excluded, in order to provide period-to-period comparisons that are more consistent and more easily understood. Measures similar to Consolidated Adjusted EBITDA, including “EBITDA” (as defined in the agreement governing the ABL Facility) and “Adjusted EBITDA” (as defined in the Indenture), are used to determine compliance with various financial covenants and tests.

Management uses Consolidated Adjusted EBITDA per pound in order to measure the effectiveness of the balanced book approach in reducing the financial impact of metal price volatility on earnings and operating margins, and to measure the effectiveness of our business transformation initiatives in improving earnings and operating margins. In addition, Segment Adjusted EBITDA is the key metric used by our chief operating decision maker to evaluate the business performance of our segments in comparison to budgets, forecasts and prior year financial results, providing a measure that management believes reflects our core operating performance. For a full description of Segment Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures”.

Below is a reconciliation of net income (loss) attributable to Global Brass and Copper Holdings, Inc. to Consolidated EBITDA and Consolidated Adjusted EBITDA:

	Successor							Predecessor
	Six Months Ended June 30,		Year Ended December 31,					Period from October 10 to December 31,	Period from January 1 to November 18,
	2013	2012(8)	2012	2011(8)	2010(8)	2009(8)	2008(8)	2007(a)(8)	2007(a)
	(in millions)
Net (loss) income attributable to Global Brass and Copper Holdings, Inc.	$(5.7)	$(6.0)	$12.5	$55.1	$41.6	$10.2	$(69.1)	$60.3	$44.0
Interest expense	19.8	19.9	39.7	40.0	25.1	18.1	20.0	1.2	—
Provision for (benefit from) income taxes	12.5	7.3	19.2	31.4	26.6	2.2	(45.4)	(0.3)	0.4
Depreciation expense	3.9	3.1	6.8	4.5	2.8	1.7	0.4	—	30.6
Amortization expense	0.1	0.1	0.1	0.2	0.2	0.2	0.2	—	—

Consolidated EBITDA	$30.6	$24.4	$78.3	$131.2	$96.3	$32.4	$(93.9)	$61.2	$75.0
Extraordinary gain from bargain purchase(b)	—	—	—	—	—	—	(2.9)	(60.7)	—
Loss (gain) on derivative contracts(c)	0.1	(1.2)	(1.6)	1.1	12.0	22.0	(19.9)	(2.4)	0.5
Loss from lower of cost or market adjustment(d)	0.3	—	0.3	—	—	—	170.9	—	—
Impact of inventory basis adjustment(e)	—	—	—	—	—	(4.1)	—	—	—
(Gain) loss from LIFO layer depletion(f)	—	—	(4.8)	(15.2)	(21.0)	0.5	—	—	(22.2)
Non-cash accretion of income of Dowa joint venture(g)	(0.4)	(0.4)	(0.7)	(0.7)	(0.7)	(0.7)	(0.7)	—	—
Loss on extinguishment of debt(h)	—	19.6	19.6	—	—	—	—	—	—
Non-cash Halkos profits interest compensation expense(i)	29.3	19.5	19.5	0.9	3.5	—	—	—	—
Management fees(j)	4.8	0.5	1.0	1.0	1.0	1.0	1.0	—	—
Restructuring and other business transformation charges(k)	—	—	—	—	6.1	1.9	5.0	—	—
Specified legal/professional expenses(l)	1.5	1.1	3.3	4.3	1.8	3.1	0.4	—	—
Share-based compensation(m)	0.2	—	—	—	—	—	—	—	—
Other adjustments(n)	—	0.5	0.5	—	—	—	—	—	—

Consolidated Adjusted EBITDA	$66.4	$64.0	$115.4	$122.6	$99.0	$56.1	$59.9	$(1.9)	$53.3

(a)	We acquired the worldwide metals business of Olin Corporation on November 19, 2007. As a result, the 2007 fiscal year is composed of a predecessor period from January 1, 2007 to November 18, 2007, and a successor period from the date of our formation, October 10, 2007, to December 31, 2007. We had no material operations or assets prior to November 19, 2007. Data for the period from January 1, 2007 to November 18, 2007 are based on books and records provided to us by Olin Corporation in connection with the acquisition, which we believe were prepared on a basis consistent with Olin Corporation’s accounting policies and procedures and have not been subject to an audit or review. Data for the predecessor period of 2007 are not prepared using our accounting policies and procedures, do not reflect the application of purchase accounting (which has been applied to the successor period financial statements) and also do not reflect the allocation of Olin Corporation selling, general and administrative expenses to the metals business unit. We believe that the unaudited financial information for the predecessor period of 2007 may be useful to investors for purposes of illustrating trends in our business. Although we have no reason to believe that the unaudited financial information for the predecessor period of 2007 is materially deficient, there is a risk that this unaudited financial information may contain errors that might have been detected in a review or audit process or might have been different if prepared in accordance with our policies and procedures instead of those of Olin Corporation. See “Risk Factors—Risks Related to Our Business—You should not place undue reliance on the selected financial and other information of our predecessor as of November 18, 2007 and for the period from January 1, 2007 to November 18, 2007, which are summarized in this prospectus”. The allocation of Olin Corporation selling, general and administrative expenses to the metals business unit would decrease EBITDA for 2007 by the amount of such allocation.

(b)	The fair market value of the net assets acquired in our acquisition of the worldwide metals business of Olin Corporation exceeded the purchase price, resulting in a bargain purchase event. In accordance with GAAP, the excess fair value was allocated as a reduction to the amounts that otherwise would have been assigned to all of the acquired long-term assets. The remaining excess fair value was recorded as a one-time non-taxable extraordinary gain of $60.7 million in the successor period from October 10, 2007 (inception) to December 31, 2007 and $2.9 million in the year ended December 31, 2008.

(c)	Represents realized and unrealized gains and losses related to the collateral hedge that was required under our 2007 ABL Facility and is no longer required under the ABL Facility, unrealized gains and losses on derivative contracts in support of our balanced book approach and unrealized gains and losses associated with derivative contracts with respect to electricity and natural gas costs. No additional gains and losses with respect to the collateral hedge will be incurred in any subsequent periods. The following table summarizes the loss (gain) on derivative contracts:

	Successor							Predecessor
	Six Months Ended June 30,		Year Ended December 31,					Period from October 10 to December 31,	Period from January 1 to November 18,
	2013	2012(8)	2012	2011(8)	2010(8)	2009(8)	2008(8)	2007(a)(8)	2007(a)
Collateral hedge	$—	$—	$—	$—	$4.6	$30.8	$(26.6)	$(5.2)	$—
Other	0.1	(1.2)	(1.6)	1.1	7.4	(8.8)	6.7	2.8	0.5

Loss (gain) on derivative contracts	$0.1	$(1.2)	$(1.6)	$1.1	$12.0	$22.0	$(19.9)	$(2.4)	$0.5

(d)	In the six months ended June 30, 2013, we reduced the recorded value of inventory by $0.3 million related to a lower of cost or market adjustment.

In the year ended December 31, 2012, we reduced the recorded value of inventory by $0.3 million related to a lower of cost or market adjustment.

In the year ended December 31, 2008, we recorded a $170.9 million non-cash charge for the revaluation of inventory from the prevailing metal prices at the time of the acquisition in November 2007 (reflecting a copper price of $3.00 per pound), to the significantly lower metal prices as of December 31, 2008 (reflecting a copper price of $1.52 per pound).

(e)	Our foreign operations are accounted for on a FIFO basis. The $4.1 million adjustment represents the difference between our foreign entities’ replacement cost of metal included in net sales in the year ended December 31, 2009 and the carrying value of our metal inventory at December 31, 2008 that was recognized in cost of sales in 2009 in accordance with the FIFO basis cost recognition.

(f)	Calculated based on the difference between the base year LIFO carrying value and the metal prices prevailing in the market at the time of inventory depletion.

(g)	As a result of the application of purchase accounting in connection with the November 19, 2007 acquisition, no carrying value was initially assigned to our equity investment in our joint venture with Dowa. This adjustment represents the accretion of equity in our joint venture with Dowa at the date of the acquisition over a 13-year period (which represents the estimated useful life of the technology and patents of the joint venture). See note 7 to our audited consolidated financial statements, which are included elsewhere in this prospectus.

(h)	Represents the loss on extinguishment of debt recognized in connection with the Term Loan Refinancing. See “Prospectus Summary—Recent Transactions—Issuance of the Senior Secured Notes and the Refinancing of the Term Loan Facility”.

(i)	Non-cash Halkos profits interest compensation expense for the six months ended June 30, 2013 includes $20.4 million that represents incremental non-cash compensation as a result of the modification made to the Amended and Restated Limited Liability Company Agreement of Halkos to eliminate Halkos’ right to acquire all or a portion of the profits interest shares owned by certain members of our management for less than fair market value upon certain conditions. The 2013 amount also includes $8.9 million that represents a distribution made by Halkos to certain members of our management who owned profits interest shares of Halkos that resulted in a non-cash compensation charge in connection with the IPO that occurred in May 2013.

Non-cash Halkos profits interest compensation expense for the year ended December 31, 2012 represents dividend payments made by Halkos to members of our management that resulted in a non-cash compensation charge in connection with the Parent Distribution in June 2012. See “Prospectus Summary—Recent Transactions—Distribution to Halkos” and “Certain Relationships and Related Party Transactions”.

Non-cash Halkos profits interest compensation expense for the year ended December 31, 2011 and the year ended December 31, 2010 represents a portion of the dividend payments made by Halkos to members of our management that resulted in a non-cash compensation charge in connection with the refinancing transaction that occurred in August 2010. See note 17 to our audited consolidated financial statements, which are included elsewhere in this prospectus.

(j)	Represents annual management fees payable to affiliates of KPS. The management fees for the six months ended June 30, 2013 represent an early termination fee equal to the value of the advisory fee that would have otherwise been payable to affiliates of KPS through the end of the agreement. See “Certain Relationships and Related Party Transactions”.

(k)	Restructuring and other business transformation charges for the year ended December 31, 2010 included $3.2 million in severance charges to certain employees at Olin Brass, $0.5 million incurred for labor and productivity consultants in connection with operations at the Somers Thin Strip facility and $2.4 million in charges for excess and obsolete material associated with our exit and our share reduction in negative and low-margin product lines.

Restructuring and other business transformation charges for the year ended December 31, 2009 included $0.7 million in fees incurred for labor and productivity consultants in connection with operations at the Olin Brass East Alton, Illinois casting plant, rolling mill and fabrication and cupping operation and $1.2 million in severance charges associated with the reorganization of Olin Brass’s senior management.

Restructuring and other business transformation charges for the year ended December 31, 2008 included $5.0 million in fees incurred for labor and productivity consultants in connection with operations at the Olin Brass East Alton, Illinois casting plant, rolling mill and fabrication and cupping operation and $1.4 million in integration expenses associated with the January 2008 asset acquisition from Bolton Metal Products Company, partially offset by a $1.4 million gain associated with the sale of a redundant A.J. Oster distribution facility.

(I)	Specified legal/professional expenses for the six months ended June 30, 2013 and 2012 included $1.5 million and $1.1 million, respectively, of professional fees for accounting, tax, legal and consulting services related to the IPO and certain regulatory and compliance matters.

Specified legal/professional expenses for the year ended December 31, 2012 included $3.3 million of professional fees for accounting, tax, legal and consulting services related to the IPO.

Specified legal/professional expenses for the year ended December 31, 2011 included $3.9 million of professional fees for accounting, tax, legal and consulting services related to the IPO and $0.9 million of expense incurred relating to a waiver obtained from our lenders under the Term Loan Facility and the 2010 ABL Facility, $0.9 million of expense related to an abandoned contemplated acquisition, and $0.6 million of expense related to the October 2011 amendment of our Term Loan Facility and 2010 ABL Facility. Partly offsetting this was income of $2.0 million from a favorable legal settlement related to a products liability lawsuit in which we were named as a third-party defendant. The waiver fee paid related to a waiver from lenders under our Term Loan Facility and the 2010 ABL Facility for a technical restatement of the financial statements of Global Brass and Copper, Inc. previously delivered and an additional waiver because the consolidated financial statements of Global Brass and Copper, Inc. for the year ended December 31, 2010 could not be delivered within the prescribed time period as a result of the restatement. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Outstanding Indebtedness—The ABL Facility” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting”.

Specified legal/professional expenses for the year ended December 31, 2010 included legal and consulting fees of $0.8 million associated with the successful defense of two assumed predecessor company liabilities, $0.9 million of professional fees incurred in connection with preparations for the August 18, 2010 refinancing of our 2007 ABL Facility and other future financings and $0.1 million associated with regulatory and compliance matters.

Specified legal/professional expenses for the year ended December 31, 2009 included legal and consulting fees of $2.4 million associated with a proposed acquisition that was not completed and $0.7 million associated with regulatory and compliance matters.

Specified legal/professional expenses for the year ended December 31, 2008 included legal and consulting fees of $0.4 million associated with a proposed acquisition that was not completed.

(m)	Represents share-based compensation expense resulting from the grant of non-qualified stock options, restricted stock and performance-based shares to certain members of our management and our Board of Directors in connection with the IPO.

(n)	Represents a call premium of $0.5 million as a result of a voluntary prepayment of $15.0 million on the Term Loan Facility in April 2012.

(6)	The ratio of earnings to fixed charges is computed by dividing the fixed charges into net income attributed to Global Brass and Copper Holdings, Inc. plus fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense), capitalized interest and the interest element of rent expense.

(7)	Consists of long-term debt, related party debt and current maturities of long-term debt.

(8)	For the six months ended June 30, 2012, the above data have been adjusted for prior year revisions discussed in note 1, “Basis of Presentation and Principles of Consolidation” to our unaudited consolidated financial statements included elsewhere in this prospectus. For 2011 and 2010, the above data have been adjusted for prior year revisions discussed in note 2 “Summary of Significant Accounting Policies” to our audited consolidated financial statements included elsewhere in this prospectus. We also revised figures for 2009, 2008 and the period from October 10, 2007 to December 31, 2007.

RISK FACTORS

Investing in the notes involves a high degree of risk. You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before investing in the notes or deciding whether you will or will not participate in the exchange offer. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or cash flows. In such a case, you may lose all or part of your original investment.

Risks Related to Our Business

Our business, financial condition and results of operations or cash flows could be negatively affected by downturns in economic cycles in general or cyclicality in our end markets, both inside and outside of the U.S. Our future growth also depends, to a significant extent, on improvements in general economic conditions and in conditions in our end markets.

Many of our products are used in industries that are, to varying degrees, cyclical and have historically experienced periodic downturns due to factors such as economic conditions, energy prices, the availability of credit, consumer sentiment, demand and other factors beyond our control. These economic and industry downturns have resulted in diminished product demand and excess capacity for our products. The significant deterioration in economic conditions that occurred during the second half of 2008 resulted in disruptions in a number of our end markets, and prospects for improvements in U.S. and global economic conditions as well as in those end markets remain uncertain. Any future economic disruptions may also negatively impact our end markets or the consumers served by those end markets, which would adversely affect our operating results.

Future disruptions in the commercial credit markets may impact liquidity in the global credit market as greatly as, or even more than, in recent years, and we are not able to predict the impact any such worsening conditions would have on our customers in general, and our results of operations specifically. Businesses in one or more of the end markets that we serve, or consumers in one or more of the end markets that our customers serve, may postpone or choose not to make purchases in response to economic uncertainty, tighter credit, negative financial news, unemployment, interest rates, adverse consumer sentiment and declines in housing prices or other asset values.

In particular, the historically cyclical and volatile building and housing sector in the U.S. has not yet fully recovered from the downturn that began in 2007. If the housing, remodeling and residential and commercial construction markets stagnate or deteriorate, demand from such markets for our products, especially our brass rod products, is expected to be adversely affected.

Similarly, the automotive end market has experienced significant downturns in connection with, or in anticipation of, declines in general economic conditions. Demand for vehicles depends largely on the strength of the economy, employment levels, consumer confidence levels, the availability and cost of credit and the cost of fuel. Negative economic developments could reduce demand for new vehicles, causing our customers to reduce their vehicle and automotive component part production in North America.

The coinage and general consumer end markets are also affected by economic cycles. Demand for coinage-related products generally increases with the number of cash transactions that occur, and the number of cash transactions generally increases during periods of economic growth. Demand for consumer goods is also very sensitive to economic conditions and drives demand in our electronics/electrical components end market.

As a result, cyclicality in economic conditions and in the end markets that we serve could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our growth prospects also depend, to a significant extent, on the degree by which general economic conditions and conditions in the end markets that we serve improve in the future.

Failure to maintain our balanced book approach would cause increased volatility in our profitability and our operating results and may result in significant losses.

Copper scrap and cathode are subject to significant cyclical price fluctuations. The availability and price of copper scrap and cathode depend on a number of factors outside our control, including general economic conditions, international demand for metal and internal recycling activities by primary copper producers and other consumers of copper. The cost of copper scrap and cathode represents the largest component of our cost of sales.

We use our balanced book approach to substantially reduce the impact of metal price movements on operating margins from our non-toll sales, which are sales for which we assume responsibility for metal procurement and then recover the metal replacement cost from the customer. Non-toll sales represented 75.9% of our unit sales volume during the year ended December 31, 2012. Under our balanced book approach, we seek to match the timing, quantity and price of the metal component of net sales with the timing, quantity and price of replacement metal purchases on all of our non-toll sales. We use a combination of matching price date of shipment terms, firm price terms and derivatives transactions to achieve our balanced book. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Balanced Book”.

We may not be able to maintain our balanced book if our customers become unwilling to bear metal price risk through the matching of price date of shipment terms. We may also not be able to find counterparties for the derivatives transactions entered into in connection with firm price terms, and the cost of those derivatives transactions may increase such that entering into such transactions is no longer cost-effective to us. Those risks may increase during periods of very high copper prices or increased volatility in those prices.

If we fail to effectively maintain our balanced book, our profitability will be significantly affected by fluctuations in metal costs and our ability to recoup metal costs through product pricing. As a result, the volatility of our results of operations would increase dramatically. Furthermore, if we are unable to maintain our balanced book approach, we will potentially replace metal at a different price than the price recovered from the customer, generating a loss in circumstances where the replacement price is higher than the price recovered from the customer.

Although we maintain our balanced book approach, metal costs still affect our profitability through “shrinkage” and inventory valuation adjustments.

Shrinkage loss, which is primarily the loss of raw metal that occurs in the melting and casting operations, is an inherent part of a metal fabrication and conversion business. Despite our use of our balanced book approach to mitigate the impact of metal price fluctuations, we must bear the cost of any shrinkage during production, which may increase the volatility of our results of operations. Because we process a large amount of metal in our operations, a small increase in our shrinkage rates can have a significant effect on our margins and profitability. In addition, if metal prices increase, the same amount of shrinkage will have a greater effect on our manufacturing costs and have a more significant negative impact on our margins and profitability.

The market price of metals used in production and related scrap is subject to significant volatility. During periods when open-market prices decline below net book value, we may need to record a provision to reduce the carrying value of our inventory and increase cost of sales. Additionally, the cost of our inventories is primarily determined using the last-in, first-out (“LIFO”) method. Under the LIFO inventory valuation method, changes in the cost of raw materials and production activities are recognized in cost of sales in the current period. In a period of rising prices, cost of sales expense recognized under LIFO is generally higher than the cash costs incurred to acquire the inventory sold. Conversely, in a period of declining raw material prices, cost of sales recognized under LIFO is generally lower than cash costs incurred to acquire the inventory sold. The impact of LIFO accounting on our financial results may be significant with respect to period-to-period comparisons. During 2012 and 2011 inventory quantities were reduced, resulting in a liquidation of LIFO inventory layers carried at lower costs prevailing in prior years as compared with current costs. While the effect of this reduction of inventory decreased cost of sales by $4.8 million and $15.2 million during 2012 and 2011, respectively, the benefit of such depletion may not continue in future periods. See “Management’s Discussion and Analysis of Operating Results and Financial Condition—Key Factors Affecting Our Results of Operations—Metal Cost”.

Because our balanced book approach does not reduce the effects of fluctuations in metal prices on our working capital requirements, higher metal prices could have a negative effect on our liquidity.

Our balanced book approach does not reduce the impact of the volatility in metal prices on our working capital requirements. Metal prices impact our investment in working capital because our collection terms with our customers are longer than our payment terms to our suppliers. In 2012, the spread between our receivable collection cycle and purchase payment cycle was approximately 20 days. As a result, when metal prices are rising, even if the number of pounds of metal we process does not change, we tend to use more cash or draw more on the ABL Facility to cover the cash flow delay from material replacement purchase to cash collection. Thus, when metal prices increase, our working capital may be negatively affected as we are required to draw more on our cash or available financing sources to pay for raw materials. As a result, our liquidity may be negatively affected by increasing metal prices. Metal price volatility may also require us to draw on working capital sources more quickly and unpredictably, and therefore at higher cost. See “Management’s Discussion and Analysis of Operating Results and Financial Condition—Key Factors Affecting Our Results of Operations—Metal Cost”.

Because some of our indebtedness bears interest at rates that fluctuate with changes in certain prevailing short-term interest rates, we are vulnerable to interest rate increases.

As of June 30, 2013, we had $56.0 million outstanding under the ABL Facility, which amount bears interest at rates that fluctuate with changes in certain prevailing short-term interest rates. Assuming a consistent level of debt, a 100 basis point change in the interest rate on the indebtedness under our ABL Facility would have increased or decreased the annual interest payments required to be made by us under the ABL Facility by $0.6 million. We use derivative financial instruments, mainly interest rate caps, to manage a portion of the potential impact of our interest rate risk. To some extent, derivative financial instruments can protect against increases in interest rates, but they do not provide complete protection over the long term. If interest rates increase dramatically, we could be unable to service our debt, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Limited access to raw materials or fuel could negatively affect our business, financial condition or results of operations or cash flows.

Our ability to fulfill our customer orders in a timely and cost-effective manner depends on our ability to secure a sufficient and constant supply of raw materials and fuel. Although we often seek to source our copper from scrap, including internally generated scrap and repurchases of our customers’

scrap, where scrap is either not available or is not appropriate for use, we use virgin raw materials such as copper cathode, which are generally more expensive than scrap. We depend on natural gas for our manufacturing operations and source natural gas through open-market purchases.

We depend on scrap for our operations and acquire our scrap inventory from numerous sources. These suppliers generally are not bound by long-term contracts and have no obligation to sell scrap metals to us. In periods of low metal prices, suppliers may elect to hold scrap waiting for higher prices. In addition, the slowdown in industrial production and consumer consumption in the U.S. during the economic crisis reduced, and is expected to continue to reduce, the supply of scrap metal available to us, and the scrap supply may be subject to the activities of speculators. If an adequate supply of scrap metal is not available to us, we would be unable to recycle metals at desired volumes, forcing us to use a larger amount of more expensive virgin raw materials and our results of operations and financial condition would be materially and adversely affected. Furthermore, with the rapid growth of the economy of China, the demand for certain raw materials has increased significantly while the supply of such raw materials may not have increased correspondingly. In addition, the Securities and Exchange Commission has recently issued an order amending a rule to allow shares of a physically backed copper exchange traded fund (“ETF”) to be listed and publicly traded. Such fund and other copper ETFs like it hold copper cathode as collateral against their shares. The acquisition of copper cathode by copper ETFs and other similar entities may materially decrease or interrupt the availability of copper for immediate delivery in the United States, which could materially increase our cost of copper and copper scrap, result in potential supply shortages, and increase price volatility for copper and copper scrap. All of the above factors may affect our ability to secure the necessary raw materials in a cost-effective manner for production of our products.

We may experience disruptions in the supply of natural gas as a result of delivery curtailments to industrial customers due to extremely cold weather. We may also experience other delays or shortages in the supply of raw materials. If we are unable to obtain adequate, cost efficient or timely deliveries of required raw materials and fuel, we may be unable to manufacture sufficient quantities of products on a timely basis. This could cause us to lose sales, incur additional costs, delay new product introductions or harm our reputation in the end markets that we serve. In addition, our ability to find metal is dependent on an adequate and timely supply of raw materials. An inability to find an adequate and timely supply of raw materials could have a material adverse effect on our profit margin, and in turn on our business, financial condition, results of operations or cash flows.

Increases in the cost of energy could cause our cost of sales to increase, thereby reducing operating results and limiting our operating flexibility.

In 2012, the cost of energy and utilities represented approximately 6% of our non-metal cost of sales. The prices of natural gas and electricity can be particularly volatile. As a result, our natural gas and electricity costs may fluctuate dramatically, and we may not be able to mitigate the effect of higher natural gas and electricity costs on our cost of sales. A substantial increase in energy costs could cause our operating costs to increase and our business, financial condition, results of operations and cash flows may be materially and adversely affected. Although we attempt to mitigate short-term volatility in natural gas and electricity costs through the use of derivatives contracts, we may not be able to eliminate the long-term effects of such cost volatility. Furthermore, in an effort to offset the effect of increasing costs, we may have also limited our potential benefit from declining costs.

If we were to lose order volumes from any of our largest customers, our sales volumes, revenues and cash flows could be reduced.

Our business is exposed to risks related to customer concentration. Our five largest customers were responsible for 22% of our net sales for the year ended December 31, 2012. No one customer accounted for more than 7% of those net sales. A loss of order volumes from, or a loss of industry share by, any major customer could negatively affect our business, financial condition or results of operations by lowering sales volumes, increasing costs and lowering profitability. In addition, during the economic downturn since 2008, 20 of our approximately 1,700 customers have become involved in bankruptcy or insolvency proceedings and have defaulted on their obligations to us. Our balance sheet reflected an allowance for doubtful accounts totaling $1.4 million at December 31, 2012 and $2.1 million at December 31, 2011. Similar incidents in the future could materially and adversely affect our financial condition and results of operations.

We do not have long-term contractual arrangements with a substantial number of our customers, and our sales volumes and net sales could be reduced if our customers switch some or all of their business with us to other suppliers.

During the fiscal year ended December 31, 2012, a majority of our net sales were generated from customers who do not have long-term contractual arrangements with us. These customers purchase products and services from us on a purchase order basis and may choose not to continue to purchase our products and services. A significant loss of these customers or a significant reduction in their purchase orders could have a material negative impact on our sales volume and business, or cause us to reduce our prices, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business could be disrupted if our customers shift their manufacturing offshore.

Much of our business depends on maintaining close geographical proximity to our customers because the costs of transporting metals across large distances can be prohibitive. If the general trend in relocating manufacturing capacity to foreign countries continues, especially those in the automotive parts, electrical connectors and building and housing components industries, such relocations may disrupt or end our relationships with some customers and could lead to losing business to foreign competitors. These risks would increase to the extent we are unable to expand internationally when our customers do so.

Decreased demand from the United States Mint could have a material adverse effect on our business, financial condition and results of operations.

The United States Mint is a significant customer of Olin Brass, accounting for 16.3% of Olin Brass’s net sales in 2012. Olin Brass has a contractual arrangement to supply nickel and brass coinage strip to the two United States Mint locations. Our supply agreement with the United States Mint runs through 2017. The United States Mint can also terminate the contract in whole or in part for convenience, and the damages payable to us by the United States Mint for such a termination do not include lost profits. The loss or reduction of any authorized supplier arrangement with the United States Mint for coin manufacture could have a material adverse effect on our business, financial condition and results of operations. In addition, the United States Government contracting and procurement cycle can be affected by the timing of, and delays in, the legislative process. As a result, our net sales and operating income may fluctuate, causing us to occasionally experience declines in net sales or earnings as compared to the immediately preceding quarter, and comparisons of our operating results on a period-to-period basis may not be meaningful. Further, it is uncertain whether the COINS Act will be adopted, and if it would be adopted, when and how it would be implemented. As a result, even if the COINS Act is adopted, we may not benefit if its implementation is delayed.

Additionally, the U.S. Treasury department announced in December 2011 a halt in the production of Presidential $1 coins for circulation due to a lack of demand (which is primarily the result of the U.S. continuing the use of the dollar bill). Although their production will continue for the collectibles market, it is uncertain when their production for circulation will be resumed. This action has adversely impacted our business in 2012 and is expected to adversely impact our business over the next several years. Further actions to curtail coin production could have an adverse effect on our business, financial condition or results of operations.

Following trends in electronic commerce, the United States Mint in the future may reduce its output of coinage and thus reduce its demand for coinage strip. A reduction in demand for coinage strip could have a material adverse effect on our business, financial condition and results of operations.

Decreased demand from Alliant Techsystems (“ATK”) could have a material adverse effect on our business, financial condition and results of operations.

Currently, a sizeable share of the production of our Olin Brass segment supports ATK, a supplier of munitions to the U.S. Army. ATK uses our product to service its contract with the U.S. Army to supply the U.S. Army’s arsenal located at Independence, Missouri. ATK is under contract with the U.S. Army to supply small-caliber ammunition through September 2019, and Olin Brass is under contract to supply ATK. In spite of these contractual arrangements, any decrease in demand from ATK or other disruption of our relationship with ATK could have a material adverse effect on our business, financial condition and results of operations.

Competition in our industry could adversely affect our business, financial condition and results of operations.

We are engaged in a highly competitive industry. Each of our segments competes with a limited number of companies. The Olin Brass segment competes with domestic and foreign manufacturers of copper and brass alloys in the form of strip, sheet, foil and plate. The Chase Brass segment competes with domestic as well as foreign manufacturers of brass rod (and in recent months has encountered increased competition from foreign rod suppliers). The A.J. Oster segment primarily competes with distributors, mills and processors of copper and brass products. Furthermore, we believe that domestic sales to customers that are not made by major companies, including us, are fragmented among many smaller companies. In the future, these smaller companies may choose to combine, creating a more significant domestic competitor against our business. We may be required to explore additional initiatives in each of our segments in order to maintain our sales volume at a competitive level. Increased competition in any of the fields in which our segments operate could adversely affect our business, financial condition and results of operations.

Currently, anti-dumping orders impose import duties on copper and brass products from France, Germany, Italy and Japan, which allows us and our domestic competitors to compete more fairly against French, German, Italian and Japanese producers in the U.S. copper and brass product market. On March 21, 2012, the ITC Commissioners voted to continue anti-dumping orders for brass sheet and strip from Germany, Italy, France and Japan. While domestic manufacturers lobby for the continued extension of these orders, if they expire, import duties on metal products from these countries will be significantly reduced, increasing the ability of such foreign producers to compete with our products domestically. Additionally, on March 15, 2012, the United States-Korea Free Trade Agreement (“KORUS FTA”) became effective, which largely eliminates tariffs on Korean industrial products imported to the United States. The reduction in prices of Korean products resulting from the KORUS FTA has increased the ability of Korean manufacturers to compete with our products and has had a negative effect on our business, which, to date, has been limited. Furthermore, the termination of any anti-dumping orders or other changes to international trade regimes could adversely affect our business, financial condition and results of operations.

Adverse developments in our relationship with our employees could have a material adverse effect on our business, financial condition, results of operations and cash flows.

As of December 31, 2012, we had 1,986 employees, 1,118, or approximately 56%, of whom at various sites were members of unions. We have generally maintained good relationships with all unions and employees, which has been an important aspect of our ability to be competitive in our industry. As of December 31, 2012, there were nine unions representing employees in the Olin Brass segment (eight representing employees at the East Alton, Illinois facility and one representing employees of Bryan Metals, LLC), two representing employees of the A.J. Oster segment (one representing employees of A.J. Oster Foils, LLC and another representing employees of A.J.O. Global Services Mexico S.A. de C.V.) and one representing employees of the Chase Brass segment. In July 2012, employees at the Olin Brass Somers Thin Strip facility elected a union representative, and the election was certified by the National Labor Relations Board on July 27, 2012. On April 2, 2013, Somers Thin Strip employees ratified a collective bargaining agreement. That agreement took effect on April 3, 2013 and expires on December 15, 2015. The collective bargaining agreement with the eight unions that represent employees at the East Alton facility of Olin Brass expires in November 2013. On August 13, 2013, a new collective bargaining agreement expiring on June 30, 2017 was ratified by the union-represented employees of Chase Brass. The collective bargaining agreement covering union-represented employees of A.J. Oster Foils expires in January 2014. The collective bargaining agreement covering union-represented employees of A.J.O. Global Services Mexico S.A. de C.V. has an indeterminate term, with a review of wages every year and a review of benefits every other year. The collective bargaining agreement with the union-represented employees of Bryan Metals, LLC is effective through September 30, 2014. The current collective bargaining agreements that are in place are a meaningful determinant of our labor costs and are very important to our ability to maintain flexibility to fulfill our customers’ needs. As we attempt to renew our collective bargaining agreements, labor negotiations may not conclude successfully and, in that case, may result in a significant increase in the cost of labor or may result in work stoppages or labor disturbances, disrupting our operations. Any such cost increases, stoppages or disturbances could have a material adverse effect on our business, financial condition, results of operations and cash flows by limiting plant production, sales volumes and profitability. See “Business—Employees” for a discussion of our collective bargaining agreements.

Our operations are subject to risks of natural disasters, acts of war, terrorism or widespread illness at our domestic and international locations, any one of which could result in a business stoppage and negatively affect our business, financial condition or results of operations.

Our business operations depend on our ability to maintain and protect our facilities, computer systems and personnel. Our facilities and transportation for our employees are susceptible to damage from earthquakes and other natural disasters such as fires, floods, hurricanes, tornadoes and similar events. We have facilities located throughout North America, including in Illinois, Ohio, Connecticut, Rhode Island, Missouri, California, Puerto Rico and Mexico, as well as in China and Japan. We take precautions to safeguard our facilities, including obtaining insurance and maintaining health and safety protocols. However, a natural disaster, such as a tornado, fire, flood, hurricane or earthquake, could cause a substantial interruption in our operations, damage or destroy our facilities or inventory and cause us to incur additional expenses. The insurance we maintain against natural disasters may not be adequate to cover our losses in any particular case, which would require us to expend significant resources to replace any destroyed assets, thereby harming our financial condition and prospects significantly.

For example, Olin Brass’s manufacturing facilities and A.J. Oster’s California facility are located near geologic fault zones, and therefore are subject to greater risk of earthquakes which could result in increased costs and a disruption in our operations, which could harm our operating results and financial condition significantly. Our facility in East Alton, Illinois is located in a flood zone, and all of our facilities in the Midwestern United States are subject to the risk of tornadoes and damaging winds. Should earthquakes or other catastrophes, such as fires, tornadoes, hurricanes, floods, power outages, communication failures or similar events disable our facilities, we do not have readily available alternative facilities from which we could continue our operations, and any resulting stoppage could have a negative effect on our operating results. Acts of terrorism, widespread illness and war could also have a negative effect at our international and domestic facilities.

Any prolonged disruptions at or failures of our manufacturing facilities and equipment could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to satisfy our customers’ orders in an efficient manner and to effectively manage inventory levels is dependent on the proper operation of our facilities and equipment. On-time delivery and accurate order fulfillment are essential to maintaining customer satisfaction and generating repeat business. To the extent we experience prolonged equipment failures, quality control incidents or other disruptions such as a major fire at our manufacturing facilities, our ability to satisfy our customers could be negatively impacted, and if, as a result, customer satisfaction decreased, this would have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, we do not have redundancy in our operations on certain critical pieces of equipment, including the Olin Brass hot and cold mills and Chase Brass extruders. If this equipment were damaged, we would have to make alternative arrangements to replicate these processes, which could be costly and result in manufacturing delays, which could materially adversely affect our business, financial condition and results of operations.

Failure to meet the capital expenditure requirements for the introduction of new products or substantial further increases in the production of existing products could have a material adverse effect on our business, financial condition and results of operations.

Certain of our existing products, such as Eco Brass® and other potential “green portfolio” products, require separate production streams from those used for our other products in order to comply with applicable standards. As a result, in order to meet expected increased demand for such products, we will be required to make additional capital expenditures to modify or expand our facilities. In addition, if we introduce new products in the future, those products may also require modification or expansion of our production facilities. To accommodate any such production changes, we will be required to make additional capital expenditures to expand or modify our facilities. If we are unable to meet our capital expenditure requirements, we may not be able to timely respond to our customers’ needs and may lose their business to our competitors who may be better equipped to meet these needs, which could have a material adverse effect on our business, financial condition and results of operations.

The increased use of substitute materials and miniaturization may adversely affect our business.

In many applications, copper and other commodities may be replaced by other materials such as aluminum, stainless steel, plastic and other materials and the use of copper and other commodities may be reduced by the miniaturization of components. Increased prices of copper could encourage our customers to use substitute materials and/or miniaturization to limit the amount of copper in their products and applications in an attempt to control their overall product costs. For example, historically, there has been discussion over reducing or eliminating copper content in coins in reaction to the rising prices of copper. Such increased use of substitute materials and/or miniaturization could have a material adverse effect on prices and demand for our products.

In order to operate our business successfully, we must meet evolving customer requirements for copper and copper-alloy products and invest in the development of new products.

If we fail to develop or enhance our products to satisfy evolving customer demands, our business, operating results, financial condition and prospects may be harmed significantly. The market for copper and copper-alloy products is characterized by changing technologies, periodic new product introductions and evolving customer and industry standards. Eco Brass® and other products in our “green portfolio” are examples of new products based on new technologies that have been developed as a result of evolving customer and industry standards. Our competitors are continuously searching for more cost-effective alloys and substitutes for copper and copper-alloys, including products in our “green portfolio”. Our current and prospective customers may choose products that might be offered at a lower price than our products. To achieve market acceptance for our products, we must effectively and timely anticipate and adapt to customer requirements and offer products and services that meet customer demands. This strategy may cause us to pursue other technologies or capabilities through acquisitions or strategic alliances. We may experience design, engineering and other difficulties that could delay or prevent the development, introduction or marketing of new products and services. Our failure to successfully develop and offer products or services that satisfy customer requirements may significantly weaken demand for our products and services, which would likely cause a decrease in our net sales and harm our operating results. In addition, if our competitors introduce products and/or services based on new or alternative technologies, our existing and future products and/or services could become obsolete, which would also weaken demand for our products or services, thereby decreasing our net sales and harming our operating results.

If we fail to implement our business strategy, including our growth initiatives, our business, financial condition, results of operations or cash flows could be adversely affected.

Our future financial performance and success depend in large part on our ability to successfully implement our business strategy. We may not be able to successfully implement our business strategy or be able to continue improving our operating results. In particular, we may not be able to continue to achieve all operating cost savings, further enhance our product mix, expand into selected targeted regions or continue to mitigate our exposure to metal price fluctuations.

The implementation of our business strategy may be affected by a number of factors beyond our control, such as increased competition, legal and regulatory developments, general economic conditions, the increase of operating costs or our ability to introduce new products and end-use applications. Any failure to successfully implement our business strategy could adversely affect our business, financial condition, results of operations or cash flows. We may, in addition, decide to alter or discontinue certain aspects of our business strategy at any time.

Furthermore, we may not be successful in our growth initiatives and may not be able to effectively manage expanded or acquired operations. See “—We face a number of risks related to future acquisitions and joint ventures”.

A portion of our net sales is derived from our international operations, which exposes us to certain risks inherent in doing business abroad.

In the aggregate, our international operations accounted for 6% of our net sales in 2012. We have operations in China through Olin Luotong Metals (GZ) Corporation (“Olin Luotong Metals”), an 80%-owned joint venture with Chinalco Luoyang Copper Co. Ltd. (“Chinalco”) in Singapore through our subsidiary, GBC Metals Asia Pacific PTE, and in Japan through our 50/50 joint venture with Dowa Holdings Co. Ltd (“Dowa”). We also have distribution arrangements in the United Kingdom and Germany. In addition, we have various licensing agreements around the world and our products are distributed globally. We plan to continue to explore opportunities to expand our international operations. Our international operations generally are subject to risks, including:

•	changes in U.S. and international governmental regulations, trade restrictions and laws, including tax laws and regulations;

•	currency exchange rate fluctuations;

•	tariffs and other trade barriers;

•	the potential for nationalization of enterprises or government policies favoring local production;

•	interest rate fluctuations;

•	high rates of inflation;

•	currency restrictions and limitations on repatriation of profits;

•	differing protections for intellectual property and enforcement thereof;

•	divergent environmental laws and regulations;

•	political, economic and social instability;

•	unfamiliarity with foreign laws and regulations and ability to enforce obligations of foreign counterparties;

•	difficulties in staffing and managing international operations;

•	language and cultural barriers;

•	natural disasters and widespread illness;

•	geopolitical conditions, such as terrorist attacks, war, or other military action; and

•	a divergence between the price of copper on the copper exchange in China and the London Metal Exchange, or LME, and the Commodity Exchange, or COMEX.

The occurrence of any of these events could cause our costs to rise, limit growth opportunities or have a negative effect on our operations and our ability to plan for future periods, and subject us to risks not generally prevalent in North America.

New governmental regulations or legislation, or changes in existing regulations or legislation, may subject us to significant costs, taxes and restrictions on our operations.

Our operations are subject to a wide variety of U.S. Federal, state, local and non-U.S. laws and regulations, including those relating to taxation, international trade and competition and firearms.

For example, the Olin Brass segment provides strip and cups to both the military and commercial munitions markets. In the fiscal year ended December 31, 2012, the shipments by Olin Brass to the munitions end market accounted for 42% of its total shipments. The private use of firearms is subject to extensive regulation. Recent U.S. Federal legislative activities generally seek either to restrict or ban the sale and, in some cases, the ownership of various types of firearms. Several states currently have laws in effect similar to that legislation. Any restriction on the use of firearms could affect the demand for munitions, and in turn could negatively affect our business, financial condition or results of operations. Moreover, any changes in the government budget or policy over military spending may adversely affect our contracts with customers in the munitions end market.

Changes in U.S. or foreign tax laws, including possibly with retroactive effect, and audits by tax authorities could result in unanticipated increases in our tax expense and affect profitability and cash flows. For example, recent proposals to lower the U.S. corporate tax rate would require us to reduce our net deferred tax assets upon enactment of the related tax legislation, with a corresponding material, one-time increase to income tax expense, but our income tax expense and payments would be materially reduced in subsequent years. The cost of our inventories is primarily determined using the LIFO. Under the LIFO inventory valuation method, changes in the cost of raw materials and production activities are recognized in cost of sales in the current period. Generally in a period of rising prices, LIFO recognizes higher costs of goods sold, which both reduces current income and assigns a lower value to the year-end inventory. There have been legislative proposals to repeal the election to use the LIFO method for U.S. Federal income tax purposes. According to these proposals, taxpayers that currently use the LIFO method would be required to revalue their beginning LIFO inventory to its first-in, first-out (“FIFO”) value. As of June 30, 2013, if the FIFO method had been used instead of the LIFO method, our inventories would have been $122.8 million higher than the value reflected in our June 30, 2013 balance sheet. This increase in the carrying value of inventory would result in a one-time increase in taxable income of $67.2 million after taking into consideration total current differences in book-to-tax valuations of inventory. The repeal of the election to use the LIFO method could result in a substantial cash tax liability, which could adversely impact our liquidity and financial condition. Furthermore, a transition to the FIFO method could result in an increase in the volatility of our earnings, a greater disparity between our earnings and net sales in our financial statements, and an increase in the costs associated with our derivative transactions to mitigate metal price fluctuations.

In addition, any termination or expiration of trade restrictions imposed on copper products by foreign governments could adversely affect our business as such products become freely tradable into the U.S. This may increase competition against our products and adversely affect our business, financial condition or results of operations. See “—Competition from foreign manufacturers will increase if current anti-dumping orders expire and our sales volumes and profit margins could be adversely affected”.

We may not be able to sustain the annual cost savings realized as part of our cost-reduction initiatives.

Since our formation in 2007, we have undertaken, and will continue to undertake, productivity and cost-reduction initiatives intended to improve performance and improve operating cash flow. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Information, Acquisition, Business Transformation and Refinancing”. Although we believe that the cost savings we have realized through our efforts so far are permanent reductions, we may not be able to sustain some or all of these cost savings on an annual basis in the future, which could have an adverse effect on our business, financial condition, results of operations and cash flows. Moreover, there can be no assurance that any new initiatives undertaken in the future will be completed or beneficial to us or that any estimated cost savings from such activities will be realized.

Our operations expose our employees to risk of injury or death. We may be subject to claims that are not covered by, or exceed, our insurance. Additional safety measures or rules imposed by regulatory agencies may reduce productivity, require additional capital expenditure or reduce profitability.

Because of the manufacturing activities conducted at our facilities, there exists a risk of injury or death to our employees or other visitors, notwithstanding the safety precautions we take. Our operations are subject to regulation by Federal, state and local agencies responsible for employee health and safety, including the Occupational Safety and Health Administration, which has from time to time taken various actions with respect to our facilities, including imposing fines for certain isolated incidents. Despite policies and standards that are designed to minimize such risks, we may nevertheless be unable to avoid material liabilities for any employee death or injury that may occur in the future. These types of incidents may not be covered by or may exceed our insurance coverage and may have a material adverse effect on our results of operations and financial condition.

In addition, various regulatory agencies may impose additional safety measures or other rules designed to increase workplace safety. Compliance with such requirements could require additional capital expenditure or cause process changes that could reduce the productivity of the affected facilities, which could increase our costs and reduce our profitability.

Our ability to retain our senior management team is critical to the success of our business, and failure to do so could materially adversely affect our business, financial condition, results of operations and cash flows.

We are dependent on our senior management team to remain competitive in our industry. We have employment contracts or severance agreements with members of our senior management team, including John Walker, Robert Micchelli, John Wasz, Devin Denner and Daniel Becker. Failure to renew the employment contracts or other agreements of a significant portion of our senior management team could have a material adverse effect on our business, financial condition, results of operations and cash flows. Members of our senior management team are subject to employment conditions or arrangements that permit the employees to terminate their employment without notice. See “Compensation Discussion and Analysis—Employment Arrangements with Named Executive Officers”. We do not maintain any life insurance policies for our benefit covering our key employees.

If our senior management team were not able to dedicate adequate time to our business, due to personal or other factors, if we lose or suffer an extended interruption in the services of a significant portion of our senior management team, or if a significant portion of our senior management team were to terminate employment within a short period it could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, the market for qualified individuals may be highly competitive and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management team, should the need arise.

Rising employee medical costs may adversely affect operating results.

The extent to which our employee medical costs will increase in the future is difficult to assess at this time. During the year ended December 31, 2012, our costs related to employee health benefits were $16.0 million. Because the implementation of various laws regarding employee medical costs and health insurance, including the Patient Protection and Affordable Care Act of 2010 and other related regulations, is currently in progress, there is some uncertainty as to how these current and future laws and regulations will affect our employee medical and other benefit costs. In addition, the cost of health care has been rising generally over time, and such increases have been in the past and will in the future be unpredictable and at times significant. If we were to incur significant increases in employee medical costs and related items, whether due to such laws and regulations or otherwise, it could adversely impact our operating results.

Environmental costs could decrease our net cash flow and adversely affect our profitability.

Our operations are subject to extensive regulations governing the creation, use, transportation and disposal of wastes and hazardous substances, air and water emissions, remediation, workplace exposure and other environmental matters. The costs of complying with such laws and regulations, including participation in assessments and clean-ups of sites, as well as internal voluntary programs, can be significant and will continue to be so for the foreseeable future. Future environmental regulations could impose stricter compliance requirements on us and the end markets that we serve. Additional pollution control equipment, process changes, or other environmental control measures may be needed at some of our facilities to meet future requirements. Additionally, evolving regulatory standards and expectations could result in increased litigation and/or increased costs of compliance with environmental laws, all of which could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Environmental matters for which we may be liable may arise in the future at our present sites, at previously owned sites, sites previously operated by us, sites owned by our predecessors or sites that we may acquire in the future. Our operations or liquidity in a particular period could be affected by certain health, safety or environmental matters, including remediation costs and damages related to several sites. The properties we own or lease are located in areas with a history of heavy industrial use. See “Business—Government Regulation and Environmental Matters”. The Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, established responsibility for clean-up without regard to fault for persons who have released or arranged for disposal of hazardous substances at sites that have become contaminated and for persons who own or operate contaminated facilities. In many cases, courts have imposed joint and several liability on parties at CERCLA clean-up sites. Because a number of our properties are located in or near industrial or light industrial use areas, they may have been contaminated by pollutants which may have migrated from neighboring facilities or have been released by prior occupants. Some of our properties have been affected by releases of cutting oils and similar materials, and we are investigating and remediating such known contamination pursuant to applicable environmental laws. The costs of these clean-ups have not been material in the past. We are not currently subject to any claims or notices with respect to clean-up or remediation under CERCLA or similar laws for contamination at our leased or owned properties or at any off-site location. However, we cannot rule out the possibility that we could be notified of such claims in the future. It is also possible that we could be identified by the Environmental Protection Agency, a state agency or one or more third parties as a potentially responsible party under CERCLA or under analogous state laws.

On November 19, 2007, we acquired the assets and operations relating to the worldwide metals business of Olin Corporation. Olin Corporation agreed to retain liability arising out of then existing conditions on certain of our properties for any remedial actions required by environmental laws, and agreed to indemnify us for all or part of a number of other environmental liabilities. Since 2007, Olin Corporation has been performing remedial actions at the facilities in East Alton, Illinois and Waterbury, Connecticut, and has been participating in remedial actions at our other properties as well. If Olin Corporation were to stop its environmental remedial activities at our properties, we could be required to assume responsibility for these activities, the cost of which could be material. For additional information concerning the indemnity granted to us by Olin Corporation for environmental liabilities, see “Business—Government Regulation and Environmental Matters”.

New governmental regulation of greenhouse gas emissions may subject us to significant new costs and restrictions on our operations.

Recently, Congress has considered legislation that would regulate greenhouse gas emissions through a cap-and-trade system under which emitters would be required to buy allowances to offset emissions of greenhouse gas. In addition, several states, including states where we have manufacturing plants, are considering various greenhouse gas registration and reduction programs. The EPA has also proposed several comprehensive regulations that would require reductions in greenhouse gas emissions by several types of sources. Certain of our manufacturing plants use significant amounts of energy, including electricity and natural gas, and certain of our plants emit amounts of greenhouse gas above certain minimum thresholds that are likely to be regulated. Greenhouse gas regulation could increase the price of the electricity we purchase, increase costs for our use of natural gas, potentially restrict access to, or the use of, natural gas, require us to purchase allowances to offset our own emissions, require operational changes or the use of new equipment or result in an overall increase in our costs of raw materials, any one of which could significantly increase our costs or capital expenditures, reduce our competitiveness or otherwise negatively affect our business, financial condition or results of operations. While future greenhouse gas regulation appears likely, it is too early to predict how this regulation may affect us.

We may be subject to litigation that could strain our resources and distract management.

From time to time, we are involved in a variety of claims, lawsuits and other disputes arising in the ordinary course of business. These suits concern issues including product liability, contract disputes, employee-related matters and personal injury matters. It is not feasible to predict the outcome of all pending suits and claims, and the ultimate resolution of these matters as well as future lawsuits could have a material adverse effect on our business, financial condition, results of operations, cash flows or reputation.

We may face product liability claims that are costly and create adverse publicity.

If any of the products that we sell cause harm to any of our customers, we could be exposed to product liability lawsuits. If we were found liable under product liability claims, we could be required to pay substantial monetary damages and see a decrease in demand for our products. Further, even if we successfully defended ourselves against this type of claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend time and resources to defend against these claims, we could face negative publicity or our reputation could otherwise suffer, any of which could result in a decrease in demand for our products or otherwise harm our business.

New derivatives legislation could have an adverse impact on our ability to use derivative contracts to manage risks associated with our business and on the cost of our derivative contracts.

We use over-the-counter, or OTC, derivatives products to manage our metal commodity price risks and our interest rate risks. Recent legislation adopted by Congress increases regulatory oversight of OTC derivatives markets and imposes restrictions on certain derivative transactions, which could affect the use of derivatives in hedging transactions. Final regulations defining the scope of this legislation and the extent to which different types of market participants will be subject to the legislation have not yet been adopted. If final regulations subject us to heightened capital or margin requirements or otherwise increase our costs, directly or indirectly through costs passed on to us by our trading counterparties, of entering into OTC derivatives transactions, they could have an adverse effect on our ability to hedge risks associated with our business and on the cost of maintaining our derivative contracts.

We have had material weaknesses in the past. If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected.

Because Global Brass and Copper Holdings (the parent of the Issuer) is now a company that is listed on the New York Stock Exchange, it and its subsidiaries (including the Issuer and its subsidiaries) are required to comply with the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), including the standards adopted by the Public Company Accounting Oversight Board in compliance with Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting. Prior to the completion of the IPO on May 29, 2013, we were not required to comply with such standards. Due to a transition period under the rules of the SEC for newly public companies, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404, and our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting, until our annual report on Form 10-K with respect to the fiscal year ending December 31, 2014. Once such requirements are applicable, management or our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective.

The process of becoming compliant with Section 404 may divert internal resources and will take a significant amount of time and effort to complete. We may experience higher than anticipated operating expenses, as well as increased independent registered public accounting firm fees during the implementation of these changes and thereafter. Completing documentation of our internal control system and financial processes, remediation of control deficiencies and management testing of internal controls will require substantial effort by us. While we are in the process of evaluating our internal control over financial reporting, we will not be able to complete our review until after this exchange offer is completed.

In connection with the 2011 and 2010 audits of our financial statements, we and our independent auditor identified four material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. These material weaknesses related to our accounting for joint ventures, income tax matters, physical inventory quantity record keeping, and allowance for doubtful accounts. The material weaknesses related to our accounting for joint ventures, income tax matters, and physical inventory quantity record keeping were remediated as of December 31, 2011. The material weakness related to our allowance for doubtful accounts was remediated as of December 31, 2012.

We are in the process of evaluating our internal control over financial reporting. We cannot predict the outcome of our review at this time. During the course of the review, we may identify additional control deficiencies, which could give rise to other material weaknesses in addition to those previously identified. We may also find that our previous and planned remediation measures have not been successful to the extent we expected, if at all. As a result, our ability to report our financial results on a timely and accurate basis may be adversely affected, we may be subject to sanctions or investigations by regulatory authorities, and investors may lose confidence in our financial information, which in turn could adversely affect the market price of our notes.

You should not place undue reliance on the summary financial and other information of our predecessor as of November 18, 2007 and for the period from January 1, 2007 to November 18, 2007, which are summarized in this prospectus.

The summary financial and other information of our predecessor as of November 18, 2007 and for the period from January 1, 2007 to November 18, 2007 has been derived from books and records that were provided to us by Olin Corporation in the acquisition of the worldwide metals business of Olin Corporation and has not been subject to a review or audit by us or any independent registered public accounting firm. There is a risk that this unaudited financial information may contain errors that might have been detected in a review or audit process or might have been different if prepared in accordance with our policies and procedures instead of those of Olin Corporation. Therefore, all of the predecessor financial information contained in this prospectus may not be reflective of our predecessor’s true historical financial information as of the dates presented and for the periods presented. Any differences between the financial information presented as of such dates and for the periods presented in this prospectus and the relevant actual historical financial information may be material.

In addition, the summary financial and other information of our predecessor for the period from January 1, 2007 to November 18, 2007 and as of November 18, 2007 was prepared using an accounting basis that is different from that used to prepare the successor’s consolidated financial statements. The predecessor financial and other information for the period from January 1, 2007 to November 18, 2007 do not reflect the application of purchase accounting for our November 19, 2007 acquisition of the worldwide metals business from Olin Corporation, and such information for the period from January 1, 2007 to November 18, 2007 also does not reflect the allocation of Olin Corporation selling, general and administrative expenses to the metals business unit. We have only limited knowledge regarding the predecessor financial information, including the accounting policies under which the predecessor financial information was prepared. As is customary in such circumstances, we relied on contractual representations, warranties and indemnities of Olin Corporation, as seller, relating to the predecessor financial information. Based on these representations and warranties, we believe that the predecessor financial information was prepared on a GAAP basis and consistent with Olin Corporation’s accounting policies and procedures, but do not have access to records or personnel of Olin Corporation that would confirm this or provide the basis for any greater detail about the accounting basis used to prepare the predecessor financial information. Such information may not be comparable to the successor’s consolidated financial statements. Accordingly, you are cautioned not to place undue reliance on the summary financial and other information of our predecessor included in this prospectus.

Increasing costs of insurance may adversely impact our results of operations.

While we are insured against certain claims, including in respect of general liability, property damage (including natural disasters and fire), equipment damage and injury to our personnel, our insurance may not cover all of the claims to which we may become subject, and future coverage of such claims may not be available on commercially reasonable terms, if at all. If we are unable to obtain adequate insurance coverage, substantial property or equipment damage, personal injury or other claims could materially impact our earnings and cash flows. Continued increases in insurance costs, additional coverage restrictions or unavailability of certain insurance products and other factors could increase our operating costs and further increase our exposure to natural disasters and other causes of catastrophic loss, as well as personal injury and other claims.

Failure to protect, or uncertainty regarding the validity, enforceability or scope of, our intellectual property rights could impair our competitive position.

Our products are covered by a variety of proprietary rights that are important to our competitive position and success. Because the intellectual property associated with our products, including Eco Brass® technology is evolving and rapidly changing, our current intellectual property rights may not protect us adequately. We rely on a combination of patents, trademarks, trade secrets and other intellectual property rights, in addition to contractual rights, to protect the intellectual property we use in our business. However, it is possible that our intellectual property rights could be challenged, invalidated or violated. Our pending patent applications may not be granted or, if granted, the resulting patent may be challenged or invalidated by our competitors or by other third parties. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property without our authorization. In addition, monitoring unauthorized use of our intellectual property is difficult, and we cannot be certain the steps we take to protect our intellectual property will prevent infringement or identify all unauthorized users of our intellectual property.

Because the extent to which any new technologies will enjoy intellectual property protection is uncertain, there can be no assurance that we will be able to maintain our competitive position by enforcing intellectual property rights in the future. Furthermore, our competitors independently may develop similar or improved technologies that limit the value of our intellectual property or design around patents issued to us. If competitors or third parties are able to use our intellectual property or are able to successfully challenge, circumvent, invalidate or render unenforceable our intellectual property, we likely would lose a significant portion of our competitive advantage in the market for products covered by such intellectual property. We may not be successful in securing or maintaining proprietary or patent protection for the technology used in our products and services, and protection that is secured may be challenged and possibly lost. We may have to prosecute unauthorized uses of our intellectual property and the expense, time, delay and burden on management of such litigation could prevent us from maintaining or increasing our business. Our inability to protect our intellectual property adequately for these and other reasons could result in weakened demand for our products and services, which could result in a material adverse effect on our business, financial condition, results of operations or cash flows.

In addition, we have entered into agreements with Mitsubishi Shindoh pursuant to which we have access to and the right to use certain of its technologies. To the extent that Mitsubishi Shindoh faces challenges to its intellectual property rights in its technologies or fails to protect or enforce such intellectual property rights, it could have an adverse effect on our ability to market our products and/or services that incorporate those technologies or could permit competitors using infringing or similar technology to compete more effectively against us, which would result in a decline in our net sales.

We could become subject to litigation regarding intellectual property rights, which could harm our business significantly.

Our commercial success will continue to depend in part on our ability to make and sell our products or provide our services without infringing the patents or proprietary rights of third parties. We face these risks with respect to intellectual property that we have developed internally, as well as with respect to intellectual property rights we have acquired from third parties. For example, pursuant to a license agreement, we have access to and the right to use certain technologies owned by Mitsubishi Shindoh. To the extent that Mitsubishi Shindoh has failed to adequately protect the technologies upon which we rely or if these technologies infringe upon the patents or proprietary rights of third parties, we may be unable to continue using such technologies or we may face lawsuits related to our past use of these technologies. In addition, our competitors, who have made significant investments in competing technologies or products, may seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make or sell our products or provide our services.

If we are unsuccessful in defending against any challenge to our rights to market and sell our products, our rights to use third-party technologies or to provide our services, we may, among other things, be required to:

•	pay actual damages, royalties, lost profits and/or increased damages and the third party’s attorneys’ fees, which may be substantial;

•	cease the development, manufacture and/or marketing of our products or services that use the intellectual property in question through a court-imposed injunction or settlement agreement;

•

expend significant resources to modify or redesign our products or other technology or services so that they do not infringe the intellectual property rights of others or to develop or acquire non-infringing technology, which may not be possible; or

•	obtain licenses to the disputed rights, which could require us to pay substantial upfront fees and future royalty payments and may not be available to us on acceptable terms, if at all.

Even if we successfully defend any infringement claims, the expense, time, delay and burden on management of litigation could prevent us from maintaining or increasing our business. Further, negative publicity could decrease demand for our products and services and cause our revenues to decline, thus harming our operating results significantly.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology, products and services could be harmed significantly.

We rely on trade secrets, know-how and other proprietary information in operating our business. We seek to protect this information, in part, through the use of confidentiality agreements with employees, consultants, advisors and others who may have access to such proprietary information upon commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees also provide that any inventions conceived by the individual in the course of rendering services to us are our exclusive property. Nonetheless, those agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information and prevent their unauthorized use or disclosure. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements may not provide meaningful protection, particularly for our trade secrets or other confidential information.

To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed products, disputes may arise as to the proprietary rights to such information, which may not be resolved in our favor. The risk that other parties may breach confidentiality agreements or that our trade secrets become known or independently discovered by competitors, could harm us by enabling our competitors, who may have greater experience and financial resources, to copy or use our trade secrets and other proprietary information in the advancement of their products, methods or technologies. The disclosure of our trade secrets would impair our competitive position, thereby weakening demand for our products or services and harming our ability to maintain or increase our customer base.

In addition, to the extent that we do not fulfill our contractual or other obligations to adequately protect the technologies to which we have been granted access by Mitsubishi Shindoh, we could be liable for any resulting harm to its business or could lose further access to this technology, which could harm our business, operating results or financial condition.

Disruption or failures of our information technology systems could have a material adverse effect on our business.

Our information technology systems have not been updated for many years. As a result, our information technology systems are more susceptible to security breaches, operational data loss, general disruptions in functionality, and may not be compatible with new technology. We depend on our information technology systems for the effectiveness of our operations and to interface with our customers, as well as to maintain financial records and accuracy. Disruption or failures of our information technology systems could impair our ability to effectively and timely provide our services and products and maintain our financial records, which could damage our reputation and have a material adverse effect on our business.

Our liquidity, financial condition and ability to operate our business could be adversely affected by the failure of financial institutions to fulfill their commitments under committed credit facilities.

The ABL Facility is an asset-based revolving loan facility with a maximum availability of $200.0 million, subject to a borrowing base calculation. We may request an increase in the maximum commitments, at our option and under certain circumstances, of up to $50.0 million (but the lenders are not obligated to grant such an increase). If one or more of the financial institutions that are lenders under the ABL Facility were to default on its obligations to provide available borrowings under the ABL Facility, such a default could have a material adverse effect on our liquidity, and we might not be able to fulfill our cash needs using other sources, which could have a material and adverse effect on our financial condition and ability to operate our business.

We face a number of risks related to future acquisitions and joint ventures.

We have made investments to expand and streamline our business, including our acquisition in January 2008 of the North American order book, customer list and certain other assets of Bolton Metal Products Company. We will continue to seek opportunities for further acquisitions to supplement our operations and for expansion of our international presence, particularly in Asia, through joint ventures.

Acquisitions and joint ventures involve a number of risks which could have an adverse effect on our business, financial condition, results of operations and cash flows, including the following:

•	we may experience adverse short-term effects on our operating results;

•

we may be unable to successfully and rapidly integrate the new businesses, personnel and products with our existing business, including financial reporting, management and information technology systems;

•

we may experience higher than anticipated costs of integration and unforeseen operating difficulties and expenditures, including potential disruption of our ongoing business and distraction of management;

•	an acquisition may be in a market or geographical area in which we have little experience and could increase the scope, geographic diversity and complexity of our operations;

•

the acquisition or joint venture formation process may require significant attention by our senior management and the engagement of outside advisors (and the payment of related fees), and proposed acquisitions and joint ventures may not be successfully completed;

•	we may lose key employees or customers of the acquired company; and

•	we may encounter unknown contingent liabilities that could be material.

In addition, we may require additional debt or equity financing for future acquisitions, and such financing may not be available on favorable terms, if available at all. We may not be able to successfully integrate or profitably operate any new business we acquire, and we cannot assure you that any such acquisition will meet our expectations. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Finally, in the event we decide to discontinue pursuit of a potential acquisition, we will be required to immediately expense all costs incurred in pursuit of the possible acquisition, which may have an adverse effect on our results of operations in the period in which the expense is recognized.

Risks Related to the Notes

In the “Risks Related to the Notes” section, “we,” “us,” and “our” refer only to Global Brass and Copper, Inc., as issuer of the notes, exclusive of Global Brass and Copper Holdings, Inc. and the subsidiaries of Global Brass and Copper, Inc., unless context otherwise requires.

Our substantial leverage and debt service obligations may adversely affect our financial condition and restrict our operating flexibility, including our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under our indebtedness.

We are highly leveraged. As of June 30, 2013, our total indebtedness was $431.0 million. We also had an additional $143.5 million available for borrowing under the ABL Facility as of that date. Based on the amount of indebtedness outstanding and applicable interest rates at June 30, 2013, our annualized cash interest expense would be $38.9 million, $2.4 million of which represents interest expense on floating-rate obligations (and thus is subject to increase in the event interest rates were to rise), prior to any consideration of the impact of interest rate derivative contracts.

Our substantial indebtedness and debt service obligations could have important consequences for investors, including:

•

they may impose, along with the financial and other restrictive covenants under our credit agreements, significant operating and financial restrictions, including our ability to borrow money, dispose of assets or raise equity for our working capital, capital expenditures, dividend payments, debt service requirements, strategic initiatives or other purposes;

•	they may limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage; and

•	they may make us more vulnerable to downturns in our business or the economy.

Any of these consequences could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our obligations under our indebtedness. In addition, there would be a material adverse effect on our business, financial condition, results of operations and cash flows if we were unable to service our indebtedness or obtain additional financing, as needed.

Covenants under our debt agreements impose significant operating and financial restrictions. Failure to comply with these covenants could have a material adverse effect on our business, financial condition, results of operations or cash flows.

The agreement governing the ABL Facility and the Indenture contain various covenants that limit or prohibit our ability, among other things, to:

•	incur or guarantee additional indebtedness;

•	pay dividends on our capital stock or redeem, repurchase, retire or make distributions in respect of our capital stock or subordinated indebtedness or make certain other restricted payments;

•	make certain loans, acquisitions, capital expenditures or investments;

•	sell certain assets, including stock of our subsidiaries;

•	enter into certain sale and leaseback transactions;

•	create or incur certain liens;

•	consolidate, merge, sell, transfer or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	engage in certain business activities.

The agreement governing the ABL Facility also contains a financial covenant that requires us to maintain a fixed charge coverage ratio that is tested whenever excess availability, as defined in such agreement, falls below a certain level. The fixed charge coverage ratio, as defined in the agreement, requires us to maintain a minimum ratio of “EBITDA” (as defined in the agreement governing the ABL Facility) to the amount of our fixed charges for the twelve consecutive months prior to the date on which the ratio is tested. The agreement governing the ABL Facility also requires excess availability to remain above a certain level to avoid default. For more information regarding these covenants, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Covenant Compliance” and “Description of Other Indebtedness—ABL Facility”.

As of June 30, 2013, we were in compliance with all of the covenants contained in our debt agreements. A violation of covenants may result in default or an event of default under our debt agreements. Upon the occurrence of an event of default under the agreement governing the ABL Facility or the Indenture, the requisite lenders under the ABL Facility or the requisite noteholders under the indenture could elect to declare all amounts of such indebtedness outstanding to be immediately due and payable and, in the case of the ABL Facility, terminate any commitments to extend further credit. If we are unable to repay those amounts, the lenders under such facilities may proceed against the collateral granted to them to secure such indebtedness. Substantially all of our assets are pledged as collateral under the ABL Facility and to secure the notes. If the lenders or noteholders, as applicable, accelerate the repayment of borrowings, such acceleration would have a material adverse effect on our business, financial condition, results of operations or cash flows. Furthermore, cross-default provisions in the ABL Facility provide that any default under the Indenture or other significant debt agreements could trigger a cross-default under the ABL Facility. If we are unable to repay the amounts outstanding under these agreements or obtain replacement financing on acceptable terms, which ability will depend in part upon the impact of economic conditions on the liquidity of credit markets, our creditors may exercise their rights and remedies against us and the assets that serve as collateral for the debt, including initiating a bankruptcy proceeding.

Although the terms of the credit agreement governing the ABL Facility and the Indenture contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, which would allow us to borrow additional indebtedness. Additional leverage could have a material adverse effect on our business, financial condition and results of operations and could increase other risks harmful to our financial condition and results of operations and could increase the risks described in “—Our substantial leverage and debt service obligations may adversely affect our financial condition and restrict our operating flexibility, including our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under our indebtedness”.

For a more detailed description on the limitations on our ability to incur additional indebtedness and our compliance with financial covenants, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Covenant Compliance” and “Description of Other Indebtedness”.

To service our indebtedness, including the notes, we will require a significant amount of cash. Our ability to generate cash and the availability of our cash to service our indebtedness depends on many factors beyond our control, and any failure to meet our debt service obligations could harm our business, financial condition and results of operations.

Our ability to satisfy our debt obligations, including the notes, will primarily depend upon our future operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to generate cash to satisfy our debt obligations. Included in such factors are the requirements, under certain scenarios, of our counterparties that we post cash collateral to maintain our hedging positions. In addition, metal price declines, by reducing our borrowing base, could limit availability under the ABL Facility and further constrain our liquidity.

If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, including payments required to be made on the ABL Facility and the notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Our ability to restructure or refinance our indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may also restrict us from adopting some of these alternatives, which in turn could exacerbate the effects of any failure to generate sufficient cash flow to satisfy our debt service obligations. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit ratings, which could limit our ability to incur additional indebtedness or refinance our indebtedness on acceptable terms.

Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance our obligations at all or on commercially reasonable terms, would have an adverse effect, which could be material, on our business, financial condition and results of operations, may restrict our current and future operations, particularly our ability to respond to business changes or to take certain actions, as well as on our ability to satisfy our obligations in respect of the ABL Facility and the notes.

Because we derive a substantial portion of operating income from our subsidiaries, our ability to repay our debt, including the notes, depends upon the performance of our subsidiaries and their ability to dividend or distribute funds to us.

We derive a substantial portion of operating income from our subsidiaries. As a result, our cash flow and the ability to service our indebtedness, including our ability to pay the interest and principal amount of the notes when due, depend on the performance of our subsidiaries and the ability of those entities to distribute funds to us. We cannot assure you that our subsidiaries will be able to, or be permitted to, pay to us the amounts necessary to service the notes. Because only some of our subsidiaries guarantee the notes, the ability of our non-guarantor subsidiaries to distribute funds to us is the only mechanism for the noteholders to benefit from the performance of these subsidiaries. None of our foreign subsidiaries will guarantee the notes.

Accordingly, repayment of our indebtedness, including the notes, depends on the generation of cash flow by our subsidiaries and (if they are not guarantors of the notes) their ability to make such cash available to us, by dividend, debt repayment or otherwise. For the year ended December 31, 2012, approximately 6% of our consolidated net sales, 5% of our Consolidated Adjusted EBITDA and 7% of our operating income was generated by our non-guarantor subsidiaries. However, the Adjusted EBITDA of the non-guarantor subsidiaries is included in the calculation of our Consolidated Adjusted EBITDA under the notes. The financial performance of the non-guarantor subsidiaries may be taken into account to enable us to incur additional debt, pay dividends or make other restricted payments that we could not otherwise incur, pay or make without such results, even though the non-guarantor subsidiaries’ ability to pay us dividends or make distributions to us is subject to limitations. Accordingly, investors should not place undue reliance on the non-guarantor subsidiaries as a means for repayment of the notes. Unless they are guarantors of the notes, our subsidiaries do not have any obligation to pay amounts due on the notes or to make funds available for that purpose. Our subsidiaries may not be able to make distributions to enable us to make payments in respect of our indebtedness, including the notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the Indenture limits the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our non-guarantor subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the notes. In addition, any payment of interest, dividends, distributions, loans or advances by our subsidiaries to us could be subject to restrictions on dividends or repatriation of distributions under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate or under arrangements with local partners.

If we default on our obligations to pay our other indebtedness, holders of such indebtedness may declare all the funds borrowed thereunder immediately due and payable, which may cause us to be unable to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under our ABL Facility that is not waived by the required lenders thereunder, and the remedies sought by the holders of such indebtedness, could substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, or interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of any such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest. More specifically, the lenders under our ABL Facility could elect to terminate their commitments, cease making further loans, require us to cash collateralize amounts outstanding under then existing letter of credit obligations and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek waivers from the required lenders under our ABL Facility to avoid being in default. If we breach our covenants under our ABL Facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our ABL Facility, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. See “Description of Other Indebtedness” and “Description of the Notes.”

The notes will be structurally subordinated to all of the debt and liabilities of our non-guarantor subsidiaries.

Some of our 100% owned subsidiaries will not guarantee the notes. As of June 30, 2013, our non-guarantor subsidiaries held approximately 6% of our consolidated assets and had no outstanding indebtedness, other than intercompany obligations. In the year ended December 31, 2012, our non-guarantor subsidiaries generated 6% of our net sales, 7% of our operating income, and 5% of our Consolidated Adjusted EBITDA. Generally, claims of creditors (both secured and unsecured) of a non-guarantor subsidiary, including trade creditors and claims of preference shareholders (if any) of the non-guarantor subsidiary (or the equivalent of any of the foregoing under local law), will have priority with respect to the assets and cash flow of the non-guarantor subsidiary over the claims of creditors of its parent entity. In the event of a bankruptcy, liquidation or reorganization or other bankruptcy or insolvency proceeding of any of our non-guarantor subsidiaries (or the equivalent of any of the foregoing under local law), holders of the notes will participate with all other holders of our indebtedness in the assets remaining and dividended or otherwise paid to the issuer after the non-guarantor subsidiaries involved in such proceedings have paid all of their debts and liabilities. In any of these cases, the relevant subsidiaries may not have sufficient funds to make payments to us, and holders of the notes may receive less, ratably, than the holders of debt of such non-guarantor subsidiaries.

U.S. federal and state fraudulent transfer laws permit a court to void the notes and the guarantees and security interests, and, if that occurs, you may not receive any payments on the notes or may be required to return payments made on the notes.

The proceeds from the issuance of the initial notes were used in part to repay our outstanding Term Loan Facility and in part to make the Parent Distribution. The issuance of the notes, the guarantees and the security interests securing the notes (as a stand-alone transaction or considered in combination with repayment of the Term Loan Facility or Parent Distribution) may be subject to review under U.S. federal and state fraudulent transfer and conveyance statutes if a bankruptcy, liquidation or reorganization case or a lawsuit, including under circumstances in which bankruptcy is not involved, were commenced at some future date by us, by the guarantors or on behalf of our unpaid creditors or the unpaid creditors of a guarantor. While the relevant laws may vary, under such laws the payment of consideration in certain transactions could be considered a fraudulent conveyance if (1) the consideration was paid with the intent of hindering, delaying or defrauding creditors or (2) we or any of our guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing notes, a guarantee or a security interest, or the combined transactions, and, in the case of (2) only, one of the following is also true:

•	we or any of our guarantors were or was insolvent or rendered insolvent by reason of issuing the initial notes or the guarantees or the combined transactions;

•	payment of the consideration left us or any of our guarantors with an unreasonably small amount of capital to carry on our or its business; or

•	we or any of our guarantors intended to, or believed that we or it would, incur debts beyond our or its ability to pay as they mature.

If a court were to find that the issuance of the notes or a guarantee or the combined transactions was a fraudulent conveyance, the court could void the payment obligations under the notes, the guarantees or the related security agreements, further subordinate the notes or the payment obligations under such guarantee or security agreement to existing and future indebtedness of ours or such guarantor or require the holders of the notes to repay any amounts received with respect to the notes or such guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the notes. Further, the avoidance of the notes could result in an event of default with respect to our other debt and that of our guarantors that could result in acceleration of such debt. The measures of insolvency for purposes of fraudulent conveyance laws vary depending upon the laws of the jurisdiction that is being applied. Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time, or regardless of the standard that a court uses, that the issuance of the notes and the guarantees would not be subordinated to our or any guarantors’ other debt.

If the guarantees were legally challenged, any guarantee could be subject to the finding of a court that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees and related security agreements, subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the notes.

The amount of our obligations under our ABL Facility and the notes could substantially exceed the value of the collateral securing the notes.

The collateral securing the notes consists of (1) a senior lien on the Notes Collateral, consisting of (i) 100% of the capital stock of the Company, (ii) 100% of the capital stock held by the Company or any guarantor (which, in the case of any first-tier foreign subsidiary, will be limited to 100% of the non-voting stock and 65% of the voting stock of such first-tier subsidiary) and (iii) substantially all of the tangible and intangible assets other than the ABL Collateral, of the Company or each guarantor and (2) a junior lien on the ABL Collateral, which consists of accounts, inventory, chattel paper, deposit accounts, investment accounts, investment property (other than equity interests in Global Brass and Copper Holdings’ subsidiaries, including the Company and the subsidiary guarantors) and proceeds and products of the foregoing and certain assets related thereto, in each case held by the Company or any guarantor. The Notes Collateral and the ABL Collateral are subject to a number of exclusions and exceptions. Liens for the benefit of the notes are, in the case of (1) and (2), subject to other liens permitted by the Indenture. See “Description of the Notes—Security” and “Description of the Notes—Security—Limitations on Stock Collateral.”

The Notes Collateral secures the notes on a senior priority basis and the ABL Facility on a junior priority basis. The ABL Collateral secures the notes on a junior priority basis and the ABL Facility on a senior priority basis. Therefore, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, the proceeds of the ABL Collateral (if any remain after satisfying claims of lenders under our ABL Facility) will be used to pay, on a pari passu basis, the notes and any other indebtedness with an equal priority lien on the ABL Collateral. After the proceeds of the Notes Collateral have been used to satisfy the notes and any other indebtedness with an equal priority lien on such collateral, and the proceeds of the ABL Collateral (if any remain after satisfying claims of lenders under our ABL Facility or other Lenders Debt) have been used to satisfy the notes and any other indebtedness with an equal priority lien on the ABL Collateral, any obligations in respect of the notes that remain outstanding will be general unsecured claims that will be equal in right of payment with both (1) our and the guarantors’ indebtedness secured by an equal or junior-priority lien and (2) our and the guarantors’ unsecured unsubordinated indebtedness.

As of June 30, 2013, we had $602.2 million of total assets, of which $4.4 million was attributable to goodwill and $75.3 million was attributable to property, plant and equipment—net. Of the $602.2 million of total assets, $39.1 million (including a portion of the above amounts attributable to property, plant and equipment—net) was attributable to our non-guarantor subsidiaries whose assets will not secure the notes. As a result, the book value of the collateral securing the notes could be significantly less than the aggregate principal amount of the notes and our other secured obligations. As of June 30, 2013, after giving effect to the issuance of the notes, we would have had $431.0 million of indebtedness secured by the collateral securing the notes.

No appraisal of the value of the collateral securing the notes has been made in connection with the offering of the initial notes or this exchange offer, and the fair market value of the collateral is subject to fluctuations and downward movement, based on factors that include, among others, general economic conditions, commodity market volatility and similar factors. The amount to be received upon a sale of the collateral would be dependent on numerous factors, including, but not limited to, the actual fair market value of the collateral at such time, the timing and the manner of the sale and the availability of buyers. By its nature, a substantial majority of the collateral is illiquid, is subject to regulatory limits on transfer and may have no readily ascertainable market value. The value of the assets pledged as collateral for the notes could be impaired in the future as a result of changing economic conditions in multiple jurisdictions, changing legal regimes, our failure to implement our business strategy, competition and other future trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, the collateral may not be sold in a timely or orderly manner and the proceeds from any sale or liquidation of the collateral may not be sufficient to pay our obligations under the notes in full.

In addition, pledges of the stock or other securities of our subsidiaries will be released to the extent that separate financial statements pursuant to Rule 3-10 or Rule 3-16 of Regulation S-X would be required in connection with the filing of a registration statement related to the notes. See “—The pledge of the securities of our subsidiaries that secures the notes, subject to certain exceptions, will automatically be released to the extent and for so long as that pledge would require the filing of separate financial statements with the SEC for that subsidiary. As a result of any such release, the notes could be secured by less collateral than our other senior indebtedness, including the ABL Facility.”

In addition, any future pledge of collateral, including pursuant to security documents delivered after the date of the Indenture and including in connection with the springing lien, would be avoidable as a preference by the pledgor (as debtor-in-possession) or by its trustee in bankruptcy within 90 days (or, in certain circumstances, a longer period) after such grant if we were insolvent at the time of the grant or if certain other events or circumstances exist or occur. Such events or circumstances may include, among others, if the pledge permits the holders of the notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days (or, in certain circumstances, a longer period) following the pledge.

In addition to borrowings under the ABL Facility, the Indenture allows a significant amount of other indebtedness and other obligations to be secured by a senior priority lien on the collateral for the notes or secured by a lien on such collateral on an equal and ratable basis with the notes, provided that, in each case, such indebtedness or other obligation could be incurred under the debt incurrence covenants contained in the Indenture. Any additional obligations secured by a senior or equal priority lien on the collateral for the notes will adversely affect the relative position of the holders of the notes with respect to such collateral.

In addition, Notes Collateral may be sold and reinvested in assets that will not constitute collateral. See “—Through the Company’s sale of assets and reinvestment of proceeds, noteholders may lose the benefit of their senior priority lien on some or all of the collateral.”

The pledge of the securities of our subsidiaries that secures the notes will automatically be released to the extent and for so long as that pledge would require the filing of separate financial statements with the SEC for that subsidiary. As a result of any such release, the notes could be secured by less collateral than our other senior indebtedness, including the ABL Facility.

Subject to various exceptions that are described below and elsewhere in this prospectus, the notes are secured by a pledge of the assets of the Issuer and the guarantors, including the capital stock and other securities of all of the Issuer’s domestic subsidiaries as of the date of this prospectus. Under the SEC regulations currently in effect, if the par value, book value as carried by us or market value, whichever is greatest, of the capital stock and other securities or similar items of a subsidiary that are pledged as part of the collateral is greater than or equal to 20% of the aggregate principal amount of the notes then outstanding, such a subsidiary would be required to provide separate financial statements to the SEC. The Indenture provides that any capital stock and other securities of any of the Issuer’s subsidiaries will be excluded (the “Stock Pledge Exclusion”) from the collateral securing the notes for so long as the pledge of such capital stock or other securities to secure the notes would cause such subsidiary to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X or another similar rule.

We conduct substantially all of our business through the Issuer’s subsidiaries, some of which have capital stock that we estimate has a book value in excess of 20% of the aggregate principal amount of the notes, or $75.0 million. We estimate that, for purposes of Rule 3-16, the value of the capital stock of GBC Metals, LLC and Chase Brass and Copper Company, LLC exceeded 20% of the principal amount of the notes as of December 31, 2012. Accordingly the pledge of capital stock and other securities with respect to each such subsidiary will be subject to the Stock Pledge Exclusion and limited in value to less than 20% of the aggregate principal amount of the notes. Based on our estimates, the aggregate percentage of our consolidated assets, revenues and pre-tax income represented by the subsidiaries that are subject to the Stock Pledge Exclusion as of December 31, 2012 are approximately 103%, 78% and 321%, respectively. As a result, holders of the notes could lose a significant portion of their security interest in the capital stock or other securities of the subsidiaries that are subject to the Stock Pledge Exclusion.

We have not had an external third-party market valuation conducted as to the capital stock of the Issuer’s subsidiaries, so our estimates should not be considered an indication as to what such subsidiaries might be able to be sold for in the market. Our estimate of the book value of each subsidiary was based on the book value of such subsidiary under GAAP, without eliminating intercompany balances. Our estimate of the market value of each subsidiary was based on the adjusted EBITDA of such subsidiary times the Consolidated Adjusted EBITDA multiple for Global Brass and Copper Holdings, Inc. (the parent of the Issuer and a guarantor of the notes) as a whole that was implied in the price paid per share in its IPO. Furthermore, the list of the Issuer’s subsidiaries that are subject to the Stock Pledge Exclusion may change due to changes in such estimates or the outstanding principal amount of the notes.

We are permitted to incur other senior secured indebtedness with a pari passu lien in the collateral. If that indebtedness is not notes or other securities that trigger the requirements of Rule 3-16 (such as credit facility debt or notes or other securities that are not registered under the Securities Act or Exchange Act), it will not be subject to the Stock Pledge Exclusion. Accordingly, even though those other series of senior secured indebtedness are meant to have a pari passu lien in the collateral, they may actually have a more extensive collateral package than the notes. In addition, they will not be required by the terms of any intercreditor agreement to pursue enforcement against any specific collateral before collecting ratably with the notes. Accordingly, future indebtedness that is intended to have a pari passu lien with the notes may actually have a more extensive collateral package and may recover more ratably than the notes in any enforcement situation. In addition, the security granted in favor of lenders under the ABL Facility (and other similar facilities) will not be subject to the Stock Pledge Exclusion, so the collateral package securing the obligations under such facilities is likely to be more extensive than that securing the notes.

It may be more difficult, costly and time-consuming for holders of the notes to foreclose on the assets of a subsidiary than to foreclose on its capital stock or other securities, so the proceeds realized upon any such foreclosure could be significantly less than those that would have been received upon any sale of the capital stock or other securities of such subsidiary.

Because each guarantor’s liability under its guarantee or security may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors.

Noteholders have the benefit of the guarantees of certain of our subsidiaries. However, the guarantees are limited to the maximum amount that the guarantors are permitted to guarantee under applicable law. As a result, a guarantor’s liability under its guarantee could be reduced to zero, depending on the amount of other obligations of such guarantor. Furthermore, under the circumstances discussed more fully above, a court under applicable fraudulent conveyance and transfer statutes could void the obligations under a guarantee or further subordinate it to all other obligations of the guarantor.

As a result, a guarantor’s liability under its guarantee could be materially reduced or eliminated depending upon the amounts of its other obligations and upon applicable laws. In particular, in certain jurisdictions, a guarantee issued by a company that is not in the company’s corporate interests, the burden of which exceeds the benefit to the company or which is entered into within a certain period prior to insolvency or bankruptcy, may not be valid and enforceable. It is possible that a guarantor, a creditor of a guarantor or the insolvency administrator in the case of an insolvency of a guarantor may contest the validity and enforceability of the guarantee and that the applicable court may determine the guarantee should be limited or voided. In the event that any guarantees are deemed invalid or unenforceable, in whole or in part, or to the extent that agreed limitations on the guarantee obligation apply, the notes would be effectively subordinated to all liabilities of the applicable guarantor, including trade payables of such guarantor.

The value of the collateral may not be sufficient to secure post-petition interest, and in the event of a bankruptcy of the Company or any of the guarantors, the holders of the notes will be deemed to have an unsecured claim to the extent that our obligations in respect of the notes exceed the fair market value of the collateral securing the notes.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against the guarantors located in the United States, holders of the notes will only be entitled to post-petition interest under the U.S. bankruptcy code to the extent that the value of their security interest in the collateral securing the notes is greater than their pre-bankruptcy claim. In such event, holders of the notes may be deemed to have an unsecured claim to the extent that our obligations in respect of the notes exceed the fair market value of the collateral. No appraisal of the fair market value of the collateral has been prepared in connection with the offering of the initial notes or this exchange offer and we therefore cannot assure you that the value of the noteholders’ interest in the collateral equals or exceeds the principal amount of the notes. As a result, holders of the notes that have a security interest in collateral with a value equal or less than their pre-bankruptcy claim will not be entitled to post-petition interest under the bankruptcy code. In addition, it is possible that the bankruptcy trustee, the debtor-in-possession or competing creditors will assert that the fair market value of the collateral with respect to the notes on the date of the bankruptcy filing was less than the then current principal amount of the notes. Upon a finding by a bankruptcy court that the notes are under-collateralized, the claims in the bankruptcy proceeding with respect to the notes would be bifurcated between a secured claim and an unsecured claim, and the unsecured claim would not be entitled to the benefits of security in the collateral. Other consequences of a finding of under-collateralization would be, among other things, a lack of entitlement on the part of the holders of the notes to receive post-petition interest and a lack of entitlement on the part of the unsecured portion of the notes to receive other “adequate protection” under U.S. federal bankruptcy laws. In addition, if any payments of post-petition interest had been made at the time of such a finding of under-collateralization, those payments could be recharacterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to the notes.

There are circumstances other than repayment or discharge of the notes under which the collateral and related guarantees will be released automatically, without the consent of the holders of the notes or the trustee under the Indenture.

All or some of the liens on the property and other assets included in the collateral securing the notes may be released under various circumstances, including the following:

(1) to enable the sale, transfer or other disposal of such collateral in a transaction not prohibited under the Indenture, including the sale of any entity in its entirety that owns or holds such collateral;

(2) with respect to collateral held by a guarantor, (A) upon the release of such guarantor from its guarantee and (B) upon the sale of such guarantor in a transaction not prohibited by the Indenture; and

(3) pursuant to the amendment and waiver provisions of the indenture.

The Indenture also permits us to designate one or more of our restricted subsidiaries that is a guarantor of the notes as an unrestricted subsidiary. If we designate a subsidiary guarantor as an unrestricted subsidiary, all of the liens on any collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the notes by such subsidiary or any of its subsidiaries will be released under the Indenture. Designation of an unrestricted subsidiary will reduce the aggregate value of the collateral securing the notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim on the assets of such unrestricted subsidiary and its subsidiaries. See “Description of the Notes—Security—Release of Collateral” and “Description of the Notes—Guarantees” for more information regarding these release provisions.

Holders of the notes will not control certain decisions regarding the collateral securing the notes.

The trustee, as representative for the holders of the notes, and the authorized representative of the lenders under the ABL Facility have entered into the Intercreditor Agreement. See “Description of the Notes—Security—Intercreditor Agreement.” The Intercreditor Agreement provides, among other things, that the authorized representative for the largest then outstanding class of obligations with senior priority with respect to collateral that is party to the Intercreditor Agreement will control substantially all matters related to such collateral, and such class (if other than these notes) may foreclose on or take other actions with respect to such collateral with which holders of the notes may disagree or that may be contrary to the interests of holders of the notes. In addition, the Intercreditor Agreement provides that, to the extent any collateral is released to satisfy such creditor’s claims in connection with such a foreclosure, the liens on such collateral will also automatically be released without any further action by the trustee or the holders of the notes and the holders of the notes will agree to waive certain of their rights relating to such collateral in connection with a bankruptcy or insolvency proceeding involving us or any guarantor of the notes. The trustee under the Indenture may never have the right to control remedies and take other actions with respect to such collateral.

Furthermore, the security documents generally allow us and our subsidiaries to remain in possession of, retain exclusive control over, to freely operate and to collect, invest and dispose of any income from the collateral securing the notes. In addition, to the extent we sell any assets that constitute collateral, the proceeds from such sale will be subject to the lien securing the notes only to the extent such proceeds would otherwise constitute “collateral” securing the notes under the security documents. To the extent the proceeds from any such sale of collateral do not constitute “collateral” under the security documents, the pool of assets securing the notes would be reduced and the notes would not be secured by such proceeds. If such proceeds constitute ABL Collateral, the notes would be secured by such collateral on a junior priority basis to the lenders under the ABL Facility.

After an event of default or in an insolvency proceeding, the collateral agent for the ABL Facility will generally be in control of the exercise of remedies with respect to the ABL Collateral until the discharge of ABL Facility obligations has occurred, and an authorized representative for the holders of the notes (along with other obligations secured on an equal and ratable basis) will generally be in control of the exercise of remedies with respect to the Notes Collateral until the discharge of all of the notes and the other pari passu lien obligations has occurred. If such authorized representative is the authorized representative of creditors other than the noteholders, such authorized representative may effectively control actions with respect to collateral securing the notes, which may impair the rights that a noteholder would otherwise have as a secured creditor. Such authorized representative may take actions that a noteholder disagrees with or fail to take actions that a noteholder wishes to pursue. Furthermore, such authorized representative may fail to act in a timely manner which could impair the recovery of the noteholders.

Indebtedness under our ABL Facility is effectively senior to the notes to the extent of the value of the ABL Collateral.

Our ABL Facility provides revolving credit commitments in a maximum amount equal to $200.0 million, subject to a borrowing base which, as of June 30, 2013, exceeded our maximum availability. We may request an increase in the maximum availability, at our option and under certain circumstances, of up to $50.0 million. The ABL Facility is guaranteed by the same subsidiaries that guarantee the notes. All obligations under the ABL Facility, and the guarantees of those obligations, are secured by a perfected first priority security interest in the ABL Collateral held by the Company and the guarantors. Obligations under the notes, on the other hand, are secured by a lien on the ABL Collateral that is junior in priority to the lien securing our obligations under such ABL Facility. Any rights to payment and claims by the holders of the notes are, therefore, junior to any rights of payment or claims by our creditors under our ABL Facility to the extent of the value of the ABL Collateral. Upon the satisfaction of our obligations to the lenders under our ABL Facility, the remaining proceeds from such ABL Collateral, if any, will be used to pay, on a pari passu basis the notes and any other indebtedness with an equal priority lien on the ABL Collateral.

The rights of holders of the notes with respect to the ABL Collateral are substantially limited by the terms of the Intercreditor Agreement.

The rights of holders of the notes with respect to the ABL Collateral are substantially limited by the Intercreditor Agreement. See “Description of the Notes—Security—Intercreditor Agreement.” Under the terms of the Intercreditor Agreement, at any time that obligations that have the benefit of the senior priority liens on the ABL Collateral remain outstanding, any actions that may be taken in respect of the ABL Collateral, including the ability to cause the commencement of enforcement proceedings against the ABL Collateral and to control the conduct of such proceedings, and the approval of amendments to, releases of ABL Collateral from the lien of, and waivers of past defaults under, the security documents, will be at the direction of the holders of the obligations secured by the senior priority liens and neither the trustee nor the collateral agent, on behalf of the holders of the notes, will have the ability to control or direct such actions, even if the rights of the holders of the notes are adversely affected, subject to certain exceptions. Under the terms of the Intercreditor Agreement, at any time that obligations that have the benefit of the senior priority liens on the ABL Collateral are outstanding, if the holders of such indebtedness release the ABL Collateral for any reason whatsoever, including, without limitation, in connection with any sale of assets, the junior priority security interest in such ABL Collateral securing the notes will be automatically and simultaneously released without any consent or action by the holders of the notes, subject to certain exceptions. The ABL Collateral so released will no longer secure our and the guarantors’ obligations under the notes. In addition, because the holders of the indebtedness secured by senior priority liens in the ABL Collateral control the disposition of the ABL Collateral, such holders could decide not to proceed against the ABL Collateral, regardless of whether there is a default under the documents governing such indebtedness or under the Indenture. In such event, the only remedy available to the holders of the notes would be to sue for payment on the notes and the related guarantees. In addition, the Intercreditor Agreement will give the holders of senior priority liens on the ABL Collateral the right to access and use the collateral that secures the notes to allow those holders to protect the ABL Collateral and to process, store and dispose of the ABL Collateral.

Additionally, if the Intercreditor Agreement is found to be invalid, the ABL Facility may have a senior priority lien with respect to all the collateral, including the collateral for which the ABL Facility was intended to be junior to the notes.

Through our sale of assets and reinvestment of proceeds, noteholders may lose the benefit of their senior priority lien on some or all of the collateral.

If we sell assets, including Notes Collateral in which the noteholders have a senior priority lien, we may replace such Notes Collateral with ABL Collateral or other assets that would not constitute collateral at all. In some cases, we may sell some or all of the Notes Collateral in which the noteholders have a senior priority lien and not be required to offer to repurchase the notes. For example, if we sell an operating business and subsequently acquires a different operating business, the noteholders may lose some or all of the benefit of senior priority collateral if the acquired business has less Notes Collateral than the business that was sold.

The waiver of rights of marshaling may adversely affect the recovery rates of holders of the notes in a bankruptcy or foreclosure scenario.

The Intercreditor Agreement provides that, at any time that obligations under the ABL Facility are outstanding, the holders of the notes, the trustee under the Indenture and the collateral agent may not assert or enforce any right of marshaling as against the lenders under the ABL Facility. See “Description of the Notes—Security—Intercreditor Agreement.” Without this waiver of the right of marshaling, holders of such indebtedness would likely be required to liquidate collateral on which the notes did not have a lien, if any, prior to liquidating the collateral securing the notes, thereby maximizing the proceeds of the collateral that would be available to repay our obligations under the notes. As a result of this waiver, the proceeds of sales of the collateral securing the notes could be applied to repay the ABL Facility before applying proceeds of other collateral securing other indebtedness, and the holders of the notes may recover less than they would have if such proceeds were applied in the order most favorable to the holders of the notes.

The imposition of certain permitted liens could adversely affect the value of the collateral.

The collateral securing the notes is subject to liens permitted under the terms of the Indenture, whether arising on or after the date the notes are issued. The existence of any permitted liens could adversely affect the value of the collateral as well as the ability to realize or foreclose on such collateral. The collateral may also secure future indebtedness and other obligations of the company and the guarantors to the extent permitted by the Indenture and the security documents. In addition, a portion of the collateral also secures our ABL Facility, and the holders of notes are junior in priority to lenders under our ABL Facility with respect to such collateral. As a result, your rights to the collateral would be diluted by any increase in the indebtedness secured by the asset backed collateral. To the extent we incur any permitted liens, the liens of holders of the notes may be junior in priority to such permitted liens.

There are certain categories of property that are excluded from the collateral, including property subject to certain classes of permitted liens.

Certain categories of assets are excluded from the collateral. These assets include any lease, license, contract or agreement of the Company or any guarantor to the extent a security interest is prohibited; any of the outstanding capital stock of unrestricted subsidiaries and any controlled foreign corporations in excess of 65% of the voting power of all classes of capital stock; any property or asset that is subject to a certificate of title; any equipment which is subject to a purchase money lien permitted under the indenture under certain circumstances; any assets which the collateral agent reasonably determines provide too little benefit in relation to the value of they security they provide; and any assets owned by any subsidiary that is not a guarantor. See “Description of the Notes—Security” and “Description of the Notes—Certain Definitions—Excluded Assets” for more information regarding these and other categories of excluded assets.

The rights of holders of the notes with respect to such excluded property will be equal to the rights of our and the guarantors’ general unsecured creditors (and effectively junior to the rights of our and the guarantors’ creditors whose obligations are secured by a permitted lien on such excluded property) to the extent of the value of such excluded property in the event of any bankruptcy filed by or against us or the guarantors under applicable U.S. federal bankruptcy laws.

The limitations and exceptions applicable to the pledge of certain assets (including limitations and exceptions with respect to after-acquired assets) to secure the notes may cause the amount of collateral proceeds to be insufficient to satisfy our obligations with respect to the notes and our other secured indebtedness or may cause the noteholders to be in the position of unsecured creditors with respect to such assets.

Although the security documents governing the notes contain a covenant requiring us to take certain steps to perfect liens in after-acquired assets, such liens may not be perfected on a timely basis. Accordingly, there may not be sufficient collateral to pay all or any of the amounts due on the notes. Any claim for the difference between the amount, if any, realized by holders of the notes from the sale of the collateral securing the notes and the obligations under the notes will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including any trade payables.

With respect to some of the collateral, the collateral agent’s security interest and ability to foreclose will also be limited by the need to meet certain requirements, such as obtaining third-party consents and making additional filings. If we are unable to obtain these consents or make these filings, the security interests may be invalid and the holders will not be entitled to the collateral or any recovery with respect thereto. Any such required consents may not be able to be obtained on a timely basis or at all. These requirements may limit the number of potential bidders for certain collateral in any foreclosure and may delay any sale, either of which events may have an adverse effect on the sale price of the collateral. Therefore, the practical value of realizing on the collateral may, without the appropriate consents and filings, be limited.

We will not take any action to perfect collateral in any jurisdiction outside the United States. Accordingly, the pledges of the stock of each “first-tier” non-U.S. subsidiary of our U.S. subsidiaries will not be perfected in the jurisdiction of its organization, as may be required by local law. Any such collateral will only be perfected in New York, and any attempt to enforce a security interest in such collateral may fail in its entirety. If we replace existing U.S. collateral with such international collateral, the noteholders would be in the position of unsecured creditors.

In addition, the noteholders were not granted any security interest in any of our deposit accounts. Accordingly, the noteholders will not have any security interests in such deposit accounts and will be in the position of unsecured creditors with respect to the value of those accounts.

Rights of holders of the notes in the collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future, and any future pledge of the securities of any subsidiary securing the notes will automatically be released to the extent and for so long as that pledge would require the filing of separate financial statements with the SEC for that subsidiary.

The security interest in the collateral securing the notes includes certain assets, both tangible and intangible, whether now owned or acquired or arising in the future. Applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. The trustee and the collateral agent are not obligated to monitor, and we may not inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute collateral, so the necessary action may not be taken to properly perfect the security interest in such after-acquired collateral. Such failure may result in the loss of the security interest therein or the priority of the security interest in favor of the notes against third parties.

Rights of holders of the notes in the U.S. collateral may be adversely affected by bankruptcy proceedings in the United States.

The right of the collateral agent to repossess and dispose of the collateral securing the notes upon acceleration is likely to be significantly impaired by U.S. federal bankruptcy law if bankruptcy proceedings are commenced by or against us prior to or possibly even after the security agent has repossessed and disposed of the collateral. Under the U.S. bankruptcy code, a secured creditor, such as the collateral agent, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, U.S. bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and at such time as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the security agent would repossess or dispose of the collateral, or whether or to what extent holders of the notes would be compensated for any delay in payment of loss of value of the collateral through the requirements of “adequate protection.” Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the notes, the holders of the notes would have “undersecured claims” as to the difference. U.S. federal bankruptcy laws do not permit the payment or accrual of interest, costs and attorneys’ fees for “undersecured claims” during the debtor’s bankruptcy case.

The collateral is subject to casualty risk and commodity price risk.

Even if we maintain insurance, there are certain losses that may be either uninsurable or not economically insurable, in whole or part. Insurance proceeds may not compensate us fully for our losses. If there is a complete or partial loss of any collateral securing the notes, the insurance proceeds may not be sufficient to satisfy all of our obligations, including the notes and related guarantees. Additionally, the value of the collateral is subject to the price volatility of commodity markets, which may not be effectively hedged.

Any future pledge of collateral might be avoidable by a trustee in bankruptcy.

The notes may, upon the occurrence of certain future events, receive the benefit of a pledge of real estate or other interests. Any future pledge of collateral in favor of the collateral agent, including pursuant to security documents delivered after the date of the Indenture might be avoidable by the pledgor (as debtor-in-possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge (or, in certain circumstances, a longer period).

We may not be able to repurchase the notes upon a change of control, and holders of the notes may not be able to determine when a change of control giving rise to their right to have the notes repurchased has occurred following a sale of “substantially all” of our assets.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of their principal amount plus accrued and unpaid interest.

The change of control provisions may not protect you if we undergo a highly leveraged transaction, reorganization, restructuring, acquisition or similar transaction that may adversely affect you unless the transaction is included within the definition of a change of control.

Our ABL Facility provides that the occurrence of certain events that would constitute a change of control for the purposes of the Indenture would constitute a default under our ABL Facility. If an event of default occurs, the lenders under our ABL Facility will be entitled to take various actions, including the acceleration of all amounts due under our ABL Facility and all actions permitted to be taken by a secured creditor. Any of our future debt agreements may contain prohibitions of events that would constitute a change of control or would require such debt to be repurchased upon a change of control. The source of funds for any purchase of the notes will be our available cash or cash generated from our and our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes upon a change of control because we may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control. Our failure to repurchase the notes upon a change of control would cause a default under the Indenture. Such a default would, in turn, constitute a default under our ABL Facility.

The definition of change of control in the Indenture includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale of less than all our assets to another person is uncertain.

Halkos, the indirect parent company of Global Brass and Copper, and its principal equityholders, the KPS Funds, have significant influence over us, and they could delay, deter or prevent a change of control or other business combination, take a business opportunity otherwise available to us or cause us to take other actions with which you may disagree.

Halkos is a limited liability company of which a majority of the equity interests are beneficially owned by the KPS Funds. In addition, four of our directors are affiliated with the KPS Funds. As a result, the KPS Funds possess significant influence over our business decisions. The interests of Halkos and the KPS Funds might conflict with your interests as a holder of the notes, and they may cause us to pursue or refrain from transactions in order to enhance their equity investment, even though such actions may involve significant risks to you as a holder of the notes.

For example, if we encounter financial difficulties or we are unable to pay our debts as they mature, the interests of Halkos and the KPS Funds might conflict with those of the holders of the notes. In that situation, the holders of the notes might want us to raise additional equity from investors to reduce our leverage and pay our debts while Halkos and the KPS Funds might not want to increase their investment in us or have their ownership diluted and instead choose to take other actions such as selling our assets. Halkos and the KPS Funds have no continuing obligation to provide us with debt or equity financing.

Additionally the KPS Funds are in the business of investing in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. The KPS Funds may also pursue acquisition opportunities that may be complementary to our business and as result those acquisition opportunities may not be available to us.

For more information regarding our ownership structure, see “Security Ownership of Certain Beneficial Owners and Management.”

As a “controlled company” within the meaning of the NYSE’s corporate governance rules, we qualify for, and rely on, exemptions from certain NYSE corporate governance requirements. As a result, holders of our securities will not have the same degree of protection as that afforded to securityholders of companies that are subject to all of the NYSE’s corporate governance requirements.

We are currently a “controlled company” within the meaning of the NYSE’s corporate governance rules as a result of the ownership position and voting rights of KPS, through Halkos. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. Currently, Halkos beneficially owns 61.5% of our common stock. As a controlled company we elected not to comply with certain NYSE corporate governance rules that would otherwise require the Board of Directors to have a majority of independent directors and our compensation and nominating and governance committees to be comprised entirely of independent directors, have written charters addressing such committee’s purpose and responsibilities and perform an annual evaluation of such committee.

Our directors who have relationships with KPS may have conflicts of interest with respect to matters involving our company.

Four of our eight non-executive directors are affiliated with KPS. Our KPS-affiliated directors have fiduciary duties to Global Brass and Copper Holdings and in addition will have duties to KPS. In addition, Global Brass and Copper Holdings’ amended and restated certificate of incorporation provides that no officer or director of us who is also an officer, director, employee or other affiliate of KPS or an officer, director or employee of an affiliate of KPS will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to KPS or its affiliates instead of us, or does not communicate information regarding a corporate opportunity to us that such person or affiliate has directed to KPS or its affiliates. As a result, such circumstances may entail real or apparent conflicts of interest with respect to matters affecting both us and KPS, whose interests, in some circumstances, may be adverse to ours. In addition, as a result of KPS’ indirect ownership interest, conflicts of interest could arise with respect to transactions involving business dealings between us and KPS or its affiliates, including potential business transactions, potential acquisitions of businesses or properties, the issuance of additional securities, the payment of dividends by us and other matters.

Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes and you may not be able to sell them quickly or at the price you paid.

The notes are a new issue of securities for which there is no established public market. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for their quotation on any automated dealer quotation system. The initial purchasers have advised us that they intend to make a market in the notes as permitted by applicable laws and regulations; however, the Initial Purchasers are not obligated to make a market in the notes and they may discontinue their market-making activities at any time without notice. Therefore, an active market for the notes may not develop or, if developed, it may not continue. Historically, the markets for non-investment grade debt have been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market, if any, for the notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your notes. In addition, subsequent to their initial issuances, the notes may trade at discounts from their initial offering prices, depending upon prevailing interest rates, the market for similar notes, our financial and operating performance and other factors.

Ratings of the notes may cause their trading price to fall and affect the marketability of the notes.

We currently expect that, upon issuance, the notes will be rated by Moody’s and S&P. A rating agency’s rating of the notes is not a recommendation to purchase, sell or hold any particular security, including the notes. Such ratings are limited in scope and do not comment as to material risks relating to an investment in the notes. An explanation of the significance of such rating may be obtained from such rating agency. There is no assurance that such credit ratings will be issued or remain in effect for any given period of time. Rating agencies also may lower, suspend or withdraw ratings on the notes or our other debt in the future. Noteholders will have no recourse against us or any other parties in the event of a change in or suspension or withdrawal of such ratings. Any lowering, suspension or withdrawal of such ratings may have an adverse effect on the market prices or marketability of the notes.

Risks Related to the Exchange Offer

In the “Risks Related to the Exchange Offer” section, “we,” “us,” and “our” refer only to Global Brass and Copper, Inc., as issuer of the notes, exclusive of Global Brass and Copper Holdings, Inc. and the subsidiaries of Global Brass and Copper, Inc., unless context otherwise requires.

The issuance of the exchange notes may adversely affect the market for the initial notes.

To the extent the initial notes are tendered and accepted in the exchange offer, the trading market for the untendered and tendered but unaccepted initial notes could be adversely affected. Because we anticipate that most holders of the initial notes will elect to exchange their initial notes for exchange notes due to the absence of restrictions on the resale of exchange notes under the Securities Act, we anticipate that the liquidity of the market for any initial notes remaining after the completion of this exchange offer may be substantially limited. Please refer to the section in this prospectus entitled “The Exchange Offer—Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences.”

Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes under the Securities Act, you may incur liability under this act. We do not and will not assume, or indemnify you against, this liability.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” that involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believes”, “expects”, “projects”, “may”, “would”, “should”, “seeks”, “approximately”, “intends”, “plans”, “estimates”, “anticipates” or similar expressions that relate to our strategy, plans or intentions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to our expectations regarding future industry trends are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements contained in this prospectus are based upon information available to us on the date of this prospectus.

Important factors that could cause actual results to differ materially from our expectations, which we refer to as “cautionary statements”, are disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All forward-looking information in this prospectus and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	the impact of our substantial indebtedness, including the effect of our ability to borrow money, fund working capital and operations and make new investments;

•	general economic conditions affecting the markets in which our products are sold;

•	our ability to implement our business strategies, including acquisition activities;

•	our ability to continue implementing our balanced book approach to substantially reduce the impact of fluctuations in metal prices on our earnings and operating margins;

•	shrinkage from processing operations and metal price fluctuations, particularly copper;

•	the condition of various markets in which our customers operate, including the housing and commercial construction industries;

•	our ability to maintain business relationships with our customers on favorable terms;

•	our ability to compete effectively with existing and new competitors;

•	limitations on our ability to purchase raw materials, particularly copper;

•	fluctuations in commodity and energy prices and costs;

•	our ability to maintain sufficient liquidity as commodity and energy prices rise;

•	the effects of industry consolidation or competition in our business lines;

•

operational factors affecting the ongoing commercial operations of our facilities, including technology failures, catastrophic weather-related damage, regulatory approvals, permit issues, unscheduled blackouts, outages or repairs or unanticipated changes in energy costs;

•	supply, demand, prices and other market conditions for our products;

•	our ability to accommodate increases in production to meet demand for our products;

•	our ability to continue our operations internationally and the risks applicable to international operations;

•	government regulations relating to our products and services, including new legislation relating to derivatives and the elimination of the dollar bill;

•	our ability to maintain effective internal control over financial reporting as we become subject to public company requirements;

•	our ability to realize the planned cost savings and efficiency gains as part of our various initiatives;

•	workplace safety issues;

•	our ability to retain key employees;

•	adverse developments in our relationship with our employees or the future terms of our collective bargaining agreements;

•	rising employee medical costs;

•	environmental costs;

•	our exposure to product liability claims;

•	our ability to maintain cost-effective insurance policies;

•	our ability to maintain the confidentiality of our proprietary information and to protect the validity, enforceability or scope of our intellectual property rights;

•	our limited experience managing and operating as an SEC reporting company;

•	our ability to service our substantial indebtedness;

•	fluctuations in interest rates; and

•	restrictive covenants in our indebtedness that may adversely affect our operational flexibility.

We caution you that the foregoing list of factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. Accordingly, investors should not place undue reliance on those statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement entered into in connection with the issuance of the initial notes. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. In exchange for each of the exchange notes, we will receive initial notes in like principal amount. We will retire or cancel all of the initial notes tendered in the exchange offer. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2013 without giving pro forma effect to the IPO because the IPO did not impact our debt capitalization.

This table should be read together with “Use of Proceeds”, “Selected Historical Consolidated Financial Data”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, in each case, included elsewhere in this prospectus.

(in millions)	As of June 30, 2013
Cash	$34.0

Total long-term debt:
ABL Facility(1)	$56.0
Senior Secured Notes	375.0

Total debt	$431.0

Stockholders’ deficit:
Common stock	0.2
Additional paid-in capital	29.4
Accumulated deficit	(53.9)
Accumulated other comprehensive income, net of tax	0.6

Total Global Brass and Copper Holdings, Inc. stockholders’ deficit	(23.7)
Noncontrolling interest	3.8

Total deficit	$(19.9)

Total capitalization	$411.1

(1)	The ABL Facility matures in June 2017 and has a maximum committed principal amount of $200.0 million, for which we may request an increase at our option under certain circumstances by up to $50.0 million. Outstanding borrowings under the ABL Facility bear interest at a rate equal to LIBOR plus a margin of 2.0% to 2.5% or the prime rate plus a margin of 1.0% to 1.5%. As of June 30, 2013, outstanding borrowings under the ABL Facility accrued interest at a rate of 4.25%. Availability under the ABL Facility is based on a formula that is based on inventory and accounts receivable, subject to various adjustments and capped at the committed principal amount. As of June 30, 2013, maximum availability under the ABL Facility was $200.0 million, and remaining availability was $143.5 million, giving effect to $56.0 million of outstanding borrowings and to $0.5 million of outstanding letters of credit. For more information, please see “Description of Other Indebtedness—ABL Facility”.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Set forth below is selected historical consolidated financial data of our business as of the dates and for the periods indicated. The selected historical consolidated financial data as of June 30, 2013 and for the six months ended June 30, 2013 and 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, and in the opinion of our management, reflect all adjustments, including normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The selected historical consolidated financial data for the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and 2008 have been derived from our audited consolidated financial statements not included in this prospectus.

The selected historical consolidated financial data should be read in conjunction with the information about the limitations on comparability of our financial results, including as a result of acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Risk Factors”, and our consolidated financial statements and related notes included elsewhere in this prospectus.

(in millions, except share and per share data)	Six Months Ended June 30,		Year Ended December 31,
	2013	2012(1)	2012	2011(1)	2010(1)	2009(1)	2008(1)
Statements of Operations Data:
Net sales	$906.4	$860.4	$1,650.5	$1,779.1	$1,658.7	$1,140.9	$2,008.3
Cost of sales	807.5	763.3	1,467.0	1,583.5	1,496.7	1,048.1	1,876.4
Lower of cost or market adjustment	0.3	—	0.3	—	—	—	170.9

Total cost of sales	807.8	763.3	1,467.3	1,583.5	1,496.7	1,048.1	2,047.3

Gross profit (loss)	98.6	97.1	183.2	195.6	162.0	92.8	(39.0)
Selling, general and administrative expenses(2)	72.5	55.9	92.7	69.4	68.9	62.1	60.9

Operating income (loss)	26.1	41.2	90.5	126.2	93.1	30.7	(99.9)
Third party interest expense(3)	19.8	19.9	39.7	40.0	22.6	11.3	15.9
Related party interest expense(4)	—	—	—	—	2.5	6.8	4.1
Loss on extinguishment of debt	—	19.6	19.6	—	—	—	—
Other expense (income), net	0.2	0.7	0.1	0.4	0.8	0.1	(1.9)

Income (loss) before provision for (benefit from) income taxes and equity income	6.1	1.0	31.1	85.8	67.2	12.5	(118.0)
Provision for (benefit from) income taxes	12.5	7.3	19.2	31.4	26.6	2.2	(45.4)

(Loss) income before equity income	(6.4)	(6.3)	11.9	54.4	40.6	10.3	(72.6)
Equity income, net of tax	0.9	0.5	1.0	0.9	1.5	—	0.6

(Loss) income before extraordinary item	(5.5)	(5.8)	12.9	55.3	42.1	10.3	(72.0)
Extraordinary item: Gain on valuation of assets in excess of purchase price	—	—	—	—	—	—	2.9

Net (loss) income	(5.5)	(5.8)	12.9	55.3	42.1	10.3	(69.1)

Less: Net income attributable to noncontrolling interest	0.2	0.2	0.4	0.2	0.5	0.1	—

Net (loss) income attributable to Global Brass and Copper Holdings, Inc.(3)	$(5.7)	$(6.0)	$12.5	$55.1	$41.6	$10.2	$(69.1)

(in millions, except share and per share data)	Six Months Ended June 30,		Year Ended December 31,
	2013	2012(1)	2012	2011(1)	2010(1)	2009(1)	2008(1)
Per Share Data:
Cash dividends declared per common share	$—	$—	$7.58	$—	$2.01	$—	$—
Basic and diluted net (loss) income attributable to Global Brass and Copper Holdings, Inc. per common share(5)	$(0.27)	$(0.28)	$0.59	$2.61	$1.97	$0.48	$(3.27)
Basic and diluted pro forma net (loss) income attributable to Global Brass and Copper Holdings, Inc. per common share(3)(5)	$(0.27)	$(0.48)	$0.40	$2.61	$1.97	$0.48	$(3.27)
Number of common shares used in basic and diluted share calculations(5)	21,110,000	21,110,000	21,110,000	21,110,000	21,110,000	21,110,000	21,110,000

(in millions)	As of June 30,	As of December 31,
	2013	2012	2011(1)	2010(1)	2009(1)	2008(1)
Balance Sheet Data:
Cash	$34.0	$13.9	$49.5	$15.5	$7.8	$8.0
Total assets	602.2	502.7	548.7	537.7	495.8	436.4
Total debt(6)	431.0	389.5	303.6	306.2	295.4	290.8
Total liabilities	622.1	550.5	466.0	509.2	470.9	422.1
Total (deficit) equity	(19.9)	(47.8)	82.7	28.5	24.9	14.3

(1)	For the six months ended June 30, 2012, the above data have been adjusted for prior year revisions discussed in note 1, “Basis of Presentation and Principles of Consolidation” to our unaudited consolidated financial statements included elsewhere in this prospectus. For 2011, 2010, 2009 and 2008, the above data has been adjusted for prior year revisions discussed in note 2 “Summary of Significant Accounting Policies” to our audited consolidated financial statements included elsewhere in this prospectus.
(2)	For the six months ended June 30, 2013 and 2012, includes non-cash profits interest compensation expense of $29.3 million and $19.5 million, respectively. For the years ended December 31, 2012, 2011 and 2010, includes non-cash profits interest compensation expense of $19.5 million, $0.9 million and $3.5 million, respectively. No non-cash profits interest compensation expense was recorded in 2009 or 2008.
(3)	We used a portion of the net proceeds of the initial notes offering that we completed on June 1, 2012 to make the Parent Distribution. Our pro forma net (loss) income attributable to Global Brass and Copper Holdings, Inc. per common share reflects an increase in our net loss and a reduction in our net income attributable to Global Brass and Copper Holdings, Inc. attributable to the interest expense incurred on the portion of the initial notes that were used to fund the Parent Distribution. Assuming an interest rate of 9.50%, which is the actual interest rate of the initial notes, and a statutory U.S. federal income tax rate of 35%, had the Parent Distribution been completed on January 1, 2012, our net loss attributable to Global Brass and Copper Holdings, Inc. would have increased by $4.1 million to $10.1 million for the six months ended June 30, 2012 and our net income attributable to Global Brass and Copper Holdings, Inc. would have decreased by $4.1 million to $8.4 million for the year ended December 31, 2012. The effect of the issuance of the Senior Secured Notes and the Parent Distribution is fully reflected in the results presented for the six months ended June 30, 2013.
(4)	Represents interest on the related party term loan credit facility described in “Certain Relationships and Related Party Transactions.”
(5)	Outstanding shares and per share amounts give effect to a 211,100-to-1 stock split that was effected on May 29, 2013 in connection with the IPO.
(6)	Consists of long-term debt, related party debt and current maturities of long-term debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Readers should refer to the information presented under the caption “Risk Factors” for risk factors that may affect our future performance. The following discussion and analysis of financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial Data”, “Summary Historical Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those discussed in the sections entitled “Risk Factors” and “Cautionary Statements Concerning Forward-Looking Statements” included elsewhere in this prospectus.

Overview

Our Business

We are a leading value-added converter, fabricator, distributor and processor of specialized copper and brass products in North America. We offer a broad range of products, and we sell our products to multiple distinct end markets including the building and housing, munitions, automotive, transportation, coinage, electronics/electrical components, industrial machinery and equipment and general consumer end markets. Unlike other metals companies who may engage in mining, smelting and refining activities, we are purely a metal converter, fabricator, distributor and processor and do not attempt to generate profits from fluctuations in metal prices. We engage in melting and casting, rolling, drawing, extruding and stamping to manufacture finished and semi-finished alloy products from processed scrap, copper cathode and other refined metals. We participate in two distinct segments of the fabrication value chain: sheet, strip, foil, tube and plate and alloy rod.

For the six months ended June 30, 2013, we sold 269.9 million pounds of products, compared to 261.7 million pounds for the six months ended June 30, 2012, and we generated net sales of $906.4 million and adjusted sales of $281.9 million. For the six months ended June 30, 2012, we generated net sales of $860.4 million and adjusted sales of $271.7 million.

For the year ended December 31, 2012, we sold 503.2 million pounds of products, compared to 510.0 million pounds and 554.1 million pounds in 2011 and 2010, respectively, and we generated net sales of $1,650.5 million and adjusted sales of $524.9 million. In 2011, we generated net sales of $1,779.1 million and adjusted sales of $530.5 million and in 2010, we generated net sales of $1,658.7 million and adjusted sales of $538.5 million.

Our leading market positions in each of our operating segments allow us to achieve attractive operating margins. Our strong operating margins are a function of four key characteristics of our business: (1) we earn a premium margin over the cost of metal because of our value-added processing capabilities, patent-protected technologies, and first-class service; (2) we have strategically shifted our product portfolio toward value-added, higher margin products; (3) we are driving a lean cost structure through fixed and variable cost reductions, process improvements, and workforce flexibility initiatives; and (4) we employ our balanced book approach (as discussed below) to substantially reduce the financial impact of metal price volatility on our earnings and operating margins. We have undertaken substantial cost reduction activities since our formation in 2007, which have reduced our fixed costs, improved our net working capital balances and improved our competitive positioning while increasing operating margins.

Our Operating Segments

We operate through three reportable operating segments: Olin Brass, Chase Brass and A.J. Oster.

Our Olin Brass segment is the leading manufacturer and converter of copper and copper-alloy sheet, strip, foil, tube and fabricated components in North America. While primarily processing copper and copper-alloys, the segment also rerolls and forms other metals such as stainless and carbon steel. Olin Brass’s products are used in five primary end markets: building and housing, munitions, automotive, coinage, and electronics/electrical components. Over the past three twelve-month periods ended June 30, 2013, a per-period average of 18.6% of Olin Brass’s products have been sold to A.J. Oster.

Chase Brass is a leading North American manufacturer of brass rod. The segment principally produces brass rod in sizes ranging from 1/4 inch to 4.5 inches in diameter. The key attributes of brass rod include its machinability, corrosion resistance and moderate strength, making it ideal for forging and machining products such as valves and fittings. Chase Brass produces brass rod used in production applications which can be grouped into four end markets: building and housing, transportation, electronics/electrical components and industrial machinery and equipment.

Our A.J. Oster segment is a leading copper-alloy distributor and processor. The segment, through its family of metal service centers, is strategically focused on satisfying its customers’ needs for brass and copper strip and other products, with a high level of service, quality and flexibility by offering customization and just-in-time delivery. Our value-added processing services include precision slitting and traverse winding to provide greater customer press up-time, hot air level tinning for superior corrosion resistance and product enhancements such as edging and cutting. Important A.J. Oster end markets include building and housing, automotive and electronics/electrical components (primarily for housing and commercial construction). Over the past three twelve-month periods ended June 30, 2013, a per-period average of 70.0% of A.J. Oster’s material requirements have been supplied by our Olin Brass segment.

All three segments generate revenue from product sales and earn a premium margin over the cost of metal as a result of our value-added processing and metal conversion capabilities and first-class service. Our financial performance is driven by metal conversion economics, not by the underlying movements in the price of copper and the other metal we use. In all three segments, most of the risk of changes in the metal cost of the products we make is borne by our customers or third parties rather than by us.

We also have a Corporate and Other segment, which includes certain administrative costs and expenses that management has not allocated to our operating segments. These costs include compensation for corporate executives and officers, corporate office and administrative salaries, and professional fees for accounting, tax and legal services. The Corporate and Other segment also includes interest expense, and state and federal income taxes.

Financial Information, Acquisition, Business Transformation and Refinancing

On October 10, 2007, Global Brass and Copper Holdings was formed by affiliates of KPS as an acquisition vehicle to acquire the worldwide metals business of Olin Corporation. Prior to the date of acquisition, Global Brass and Copper Holdings had no material assets or operations. Post–acquisition, Global Brass and Copper Holdings has been a holding company and has had no business operations or material assets other than its ownership of 100% of the outstanding equity interests of Global Brass and Copper.

Acquisition of the Worldwide Metals Business of Olin Corporation

On November 19, 2007, we acquired Olin Corporation’s worldwide metals business. The transaction was accounted for under the purchase method of accounting, and the assets and liabilities of the business were recorded at fair value at the acquisition date.

The fair market value of the net assets acquired exceeded the purchase price in the acquisition, resulting in a bargain purchase event. In accordance with GAAP at the time of the transaction, the excess fair value was allocated as a reduction to the amounts that otherwise would have been assigned to all of the acquired long-term assets. The remaining excess fair value was recorded as a one-time non-taxable extraordinary gain of $2.9 million in the year ended December 31, 2008.

As a result of the bargain purchase event, all identified intangible assets and other non-current assets, including the acquired property, plant and equipment, were recorded at a zero value on our opening balance sheet as of the acquisition date. Accordingly, our fixed assets reflect only post-acquisition capital investments, and our cost of sales includes depreciation only on capital investments made after the acquisition date. As we execute on our growth strategy and additional capital investment is made, we expect that the depreciation component of our cost of sales will increase.

Business Transformation

After the acquisition in November 2007, we implemented a series of transformative initiatives, which have resulted in a significant improvement in our financial performance despite the economic downturn that began in late 2008. Compared to 2007, our unit volume has declined from 650.8 million pounds to 503.2 million pounds in 2012, a decrease of 147.6 million pounds or 22.7%. Despite this decline in volume and associated loss of revenue, we generated $12.5 million of net income attributable to Global Brass and Copper Holdings, Inc. (which reflects a non-cash profits interest compensation charge of $19.5 million and a loss on extinguishment of debt of $19.6 million) and $115.4 million of Consolidated Adjusted EBITDA (which adjusts to exclude the non-cash profits interest compensation charge and the loss on extinguishment of debt) for the year ended December 31, 2012, compared to $104.3 million of net income attributable to Global Brass and Copper Holdings, Inc. (which includes a $60.7 million extraordinary gain related to purchase accounting) and $51.4 million of Consolidated Adjusted EBITDA (which adjusts to exclude the extraordinary gain) for the combined year ended December 31, 2007. The improvements in Consolidated Adjusted EBITDA have been primarily driven by the following:

•

a new five-and-one-half year collective bargaining agreement ratified by eight of the unions at Olin Brass’s principal facility in June 2008, which significantly reduced the number of job classifications, and provided Olin Brass with the ability to adjust staffing levels in line with production volume. We do not have any defined benefit pension and retiree health care obligations under the collective bargaining agreement and we do not offer a defined benefit pension or retiree health care benefits to our salaried workforce;

•	establishment of three independent business units with clear objectives and accountability for financial performance;

•	cash cost reductions from an approximately 20% reduction of salaried employee headcount;

•	acquisition of the order book, customer list and other assets of Bolton’s North American operations in January 2008;

•	increased margins from price increases and rationalization of our product mix to focus resources on products that provide attractive margins and growth opportunities;

•	inventory reductions of 62.9 million pounds, or 42.7%, from 147.2 million at November 19, 2007 to 84.3 million pounds at December 31, 2012, reducing working capital needs; and

•	closing certain facilities at A.J. Oster and consolidating operations.

The net result of the transformation is a company with higher margins, lower costs and lower working capital requirements. As of December 31, 2012, we had reduced our breakeven point by approximately 45% since the acquisition date. Breakeven is defined as the volume level at which contribution margin (adjusted sales less variable conversion costs) equals the total of fixed manufacturing overhead and selling, general and administrative expenses (excluding the various items that are excluded from Consolidated Adjusted EBITDA). In an economic upturn, these factors in combination with our available production capacity should enable us to capitalize on increased demand for our products and services, which will drive profitable growth.

Since December 31, 2007, we have reduced our long-term debt by 4.7% from $408.6 million to $389.5 million at December 31, 2012, paid dividends to Halkos of an aggregate of $202.5 million through December 31, 2012 and reduce our leverage from approximately 7.9x gross debt to Consolidated Adjusted EBITDA at December 31, 2007 to 3.7x as of June 30, 2013.

Refinancing Activities

On August 18, 2010, we completed a refinancing in which we replaced a then-existing $380.0 million asset-based revolving loan facility, which we refer to as the “2007 ABL Facility,” with a new $150.0 million four-year asset-based revolving loan facility, which we refer to as the “2010 ABL Facility,” and the $315.0 million Term Loan Facility. We used a portion of the proceeds from the refinancing to repay an existing $60.0 million collateralized term loan from an affiliate of KPS and fund a $42.5 million dividend to Halkos. In June 2012, in the ABL Amendment, we amended and extended the 2010 ABL Facility to mature on June 1, 2017 and increased the commitments under the facility to $200.0 million, which we refer to as the “ABL Facility.” On June 1, 2012, we completed a refinancing, which included the issuance of $375.0 million in aggregate principal amount of the initial notes by the Issuer. The notes are guaranteed by Global Brass and Copper Holdings and substantially all of the Issuer’s existing wholly-owned U.S. subsidiaries. The notes are secured by a senior-priority security interest in our fixed assets and by a junior-priority security interest in our accounts receivable and inventory. We used a portion of the proceeds from the notes to repay in full the $266.5 million of principal outstanding under our Term Loan Facility. In the Term Loan Refinancing, we paid our lenders a total of $275.5 million, including the $266.5 million of principal, an early repayment premium of $8.0 million and accrued and unpaid interest of $1.0 million, and we recognized a $19.6 million loss on extinguishment of debt.

Our refinancing activity has significantly reduced our reliance on asset-based borrowing for long-term financing, and reduced the risk to our ability to borrow in support of long-term financing requirements due to a decline in metal prices. The 2007 ABL Facility served two purposes—first, to finance the acquisition of the worldwide metals business of Olin Corporation in November 2007 and second, to finance subsequent working capital requirements. Under this prior financing structure, a drop in metal prices could have reduced the borrowing base to a level that would have required us to repay and refinance borrowings related to the initial acquisition. Following the August 2010 refinancing, our long-term asset investment has been financed by term debt (first the Term Loan Facility and now the notes), the size of which is fixed and therefore independent of metal prices, and the ABL Facility is used primarily to finance working capital requirements.

Initial Public Offering of Global Brass and Copper Holdings

On May 29, 2013, Global Brass and Copper Holdings completed its IPO of 8,050,000 shares of its common stock, including 1,050,000 shares of common stock sold in connection with the full exercise of the option to purchase additional shares granted to the underwriters, at a price to the public of $11.00 per share. The shares began trading on the New York Stock Exchange on May 23, 2013 under the ticker symbol “BRSS.” Halkos, the sole stockholder of Global Brass and Copper Holdings prior to the IPO, sold all of the shares in the IPO and received all of the net proceeds from the IPO. After giving effect to the IPO, Halkos beneficially owned approximately 61.5% of the outstanding common stock of Global Brass and Copper Holdings, as of June 30, 2013.

Key Factors Affecting Our Results of Operations

Metal Cost

We are a leading, value-added converter, fabricator, distributor and processor of specialized copper and brass products in North America. Our profitability is primarily driven by the value added from the manufacturing and fabrication of metal products, and not by fluctuations in the price of copper and metal. Our business model uses various methods to substantially reduce the financial impact of fluctuations in metal prices, such that our operating margins are largely unaffected by metal price trends. Nevertheless, metal price fluctuations will impact the total amount of our net sales, the cost of shrinkage loss, the impact of LIFO liquidations and our working capital requirements.

Shrinkage loss, which is primarily the loss of raw material that occurs in the melting and casting operations, is an inherent part of our metal casting process. While the shrinkage loss rate is very low relative to the total volume of metal casting, the cost of the shrinkage loss and its impact on financial performance increases as metal prices increase.

We sell our products on a “toll” and “non-toll” basis. For sales on a toll basis, our customer is responsible for metal procurement. For sales on a non-toll basis, we assume responsibility for metal procurement and then recover the metal replacement cost from the customer. During the year ended December 31, 2012, 75.9% of our unit sales volume was on a non-toll basis. For sales on a non-toll basis, we use our balanced book approach, discussed below, to substantially reduce the impact of metal price movements on earnings and operating margins.

The raw materials component of inventories that is valued on a LIFO basis comprises approximately 72% and 70% of total inventory at June 30, 2013 and December 31, 2012, respectively. Under the LIFO inventory valuation method, changes in the cost of raw materials and production activities are recognized in cost of sales in the current period. The impact of LIFO accounting on our financial results may be significant with respect to period-to-period comparisons. During 2012 and 2011 inventory quantities were reduced, resulting in a liquidation of LIFO inventory layers carried at lower costs prevailing in prior years as compared with current costs. The effect of this reduction of inventory decreased cost of sales by $4.8 million and $15.2 million during 2012 and 2011, respectively.

Metal prices will also impact our investment in working capital because our collection terms with our customers are longer than our payment terms to our suppliers, so when metal prices increase, even if the number of pounds processed does not change, our working capital requirements will also increase. In 2012, the spread between our receivable collection cycle and purchase payment cycle was approximately 20 days. As a result, when metal prices are rising, we tend to draw more on the ABL Facility to cover the cash flow delay between material replacement purchase and cash collection. When metal prices fall, we replace our metal at a lower cost than the metal content of cash collections and generally reduce our use of the ABL Facility. We believe that our cash flow from operations, supplemented with cash available under the ABL Facility, will provide sufficient liquidity to meet our needs in the current metal price environment.

Balanced Book

Most of our sales volume is from non-toll customers. During the fiscal year ended December 31, 2012, non-toll sales accounted for 75.9% of our volume. To substantially reduce the financial impact of metal price volatility on earnings and operating margins, we use our balanced book approach for non-toll sales to offset forward metal sales with forward metal purchases. Using our balanced book approach, we seek to minimize the financial impact of metal price movements in the period between date of order and date of shipment by matching the timing, quantity and price of the metal component of net sales made on a non-toll basis with the timing, quantity and price of the replacement metal purchases. Our balanced book approach has improved the consistency of our margins despite underlying copper price volatility.

For any non-toll sale we achieve our balanced book through one of the following three mechanisms:

•

Metal sales and replacement purchases on “price date of shipment” terms, meaning that metal sale prices and the metal replacement prices are set on the date of shipment. The customer bears the risk of metal price changes from the date of order to the date of shipment, so all fluctuations in metal costs are passed through to the customer.

•

Metal sales and replacement purchases on a “firm price basis”, meaning that metal sale prices are fixed on the order date, and a matching replacement purchase at a fixed price is established with a metal supplier. The supplier therefore bears the risk of metal price changes from the date of order to the date of shipment.

•

Metal sales on a firm price basis in circumstances where a matching firm price purchase is unavailable. In this situation, we execute a forward purchase on “price date of shipment” terms and enter into a financial derivative transaction in the form of a forward purchase contract. The impact of price changes from date of order to the date of shipment on the previously required metal replacement purchase is offset by gains or losses on the derivative contract. The derivative counterparty bears the risk of metal price changes from the date of order to the date of shipment.

Price date of shipment transactions accounted for approximately 65% of non-toll unit sales volume in the year ended December 31, 2012. Firm price basis transactions that are supported with either firm price replacement purchases or price date of shipment replacement purchases plus a derivative contract accounted for the remaining approximately 35% of non-toll volume for the year ended December 31, 2012.

Metal Cost Hedging

In the ordinary course of business, we use derivative contracts in support of our balanced book approach. These derivative contracts are not accounted for as hedges but are recorded at fair value in accordance with ASC Topic 820. Unrealized and realized gains and losses are reported in cost of sales.

Other Initiatives

We have also implemented the following initiatives to improve margins, increase profitability and reduce working capital requirements:

•	market-driven product mix improvements;

•	management-led product portfolio enhancements;

•	development of dedicated supply chain organizations in each business unit which have begun the implementation of robust sales and operations planning systems across the business units;

•	management-led productivity and production enhancements; and

•	establishment of more rigid business rules resulting in reduced customer optionality and improved pricing across our product portfolio.

Company Outlook

Prior to the economic downturn beginning in 2007, demand for SSP and rod products in North America had been relatively stable, with the SSP market averaging consumption of 1.1 billion pounds per annum from 2001 to 2007, and the rod market averaging 835 million pounds per annum from 2001 to 2007. Compared to 2010, total industry demand for brass strip decreased in 2011 by 6% from 864 million pounds to 808 million pounds, and total industry demand for brass rod remained constant at 549 million pounds in 2010 and 2011. Most recently, total North American demand for brass strip increased by 2% from 808 million pounds in 2011 to 824 million pounds in 2012. Total industry demand for North American shipments of copper and brass, sheet and strip products from distribution centers and rerolling facilities decreased by 5% from 186 million pounds in 2011 to 177 million pounds in 2012. Total industry demand for brass rod decreased by 3% from 549 million pounds to 533 million pounds. While the 2012 total demand statistics reflect some recovery from 2009 levels, they still do not match levels of demand prior to the recession. The recovery from the recent economic downturn has been uneven and at times slower than desired, but when general U.S. economic conditions improve, we expect to see growth in demand for copper and copper-alloy SSP products increase from 2012 levels toward pre-recession historic levels. A return to pre-recession historic levels would provide us with significant growth opportunities and increased profitability given our much lower breakeven point.

Demand for our product is driven predominantly by five sectors: building and housing, munitions, automotive, electrical/electronic and coinage. The building and housing sector, as measured by new housing starts, has been very depressed since 2008, with an average of approximately 659,000 units annually during 2010-2012 compared to an average of 1,760,000 per annum from 2001-2007. The sector improved in 2012 but remained weak as compared to historical build rates. Beginning in 2013, we have seen a positive trend in leading market indicators related to housing, although the housing market recovery has been uneven at times due to changes in the actual or potential interest rate environment as well as other factors. Munitions demand continues to be solid as military demand remains stable at healthy levels and commercial demand is robust. In addition, Olin Brass renewed a long-term contract in 2012 with ATK, who is under contract with the U.S. Army to supply small-caliber ammunition through September 2019. Olin Brass is under contract to supply ATK with certain materials required by ATK to meet its contract obligations to the U.S. Army. The automotive sector is dependent on the level of consumer spending and replacement needs. Automotive demand is also below historical averages, with average automobile sales of 12.9 million units per annum during 2010-2012 compared to an average of 16.7 million per annum from 2001-2007. The sector improved in 2012 but remained weak as compared to historical automobile sales as the average age of automobiles continues to rise. Electrical/electronic end uses include a wide range of applications, from medical to computers to aviation, and demand is largely correlated to general economic activity. Coinage is directly tied to consumer transactions and was at historical low levels in 2008-2010. In 2011, coinage volumes began to increase, and with the exception of volumes related to the $1 coin (whose production was suspended at the end of 2011), coinage demand improved further in 2012. In addition, Olin Brass renewed a long-term contract with the U.S. Mint in 2012 to extend the supply agreement through 2017.

We believe that in addition to the growth that we expect to experience upon a return to more normalized levels of demand, there are a number of growth opportunities that could create a considerable increase in demand, for copper and copper-alloy SSP products, including CuVerro™ anti-microbial products and fixtures and renewable energy applications (such as lithium batteries and solar applications). Olin Brass has completed the Federal and state registration processes necessary to market its CuVerro™ materials as having anti-microbial properties and have licensed more than a dozen exclusive component manufacturers to market CuVerro™ products to the healthcare industry. Additionally, on September 20, 2011, the COINS Act was introduced in the U.S. House of Representatives, which is intended to modernize the U.S. currency system by replacing $1 notes with $1 coins. We anticipate a significant increase in the size of the coinage market if the U.S. transitions to the $1 coin.

For brass rod demand, we anticipate a slow, gradual recovery influenced by increasing demand in building and construction. The Federal Reduction of Lead in Drinking Water Act has mandated the use of lead-free and low-lead conduits to supply drinking water, beginning in January 2014. This regulatory shift represents a significant growth opportunity for North American manufacturers of lead-free and low-lead materials made from brass rod. Management anticipates this regulatory change to accelerate the increasing demand for high-quality, lead-free and low-lead products occurring because of existing state regulations.

In our distribution business, we anticipate further consolidation and rationalization to occur given the amount of excess processing capacity that exists across the United States. Management also anticipates that distributors will continue to be an important supply-channel alternative as end users work to mitigate the increased costs associated with financing their working capital needs (which are driven, in part, by high metal prices). Finally, management believes North American consumer demand has largely been satisfied by North American SSP. Offshore supply of a narrow range of SSP has historically represented a small proportion of total North American supply. On March 21, 2012, the ITC Commissioners voted to continue antidumping orders for brass sheet and strip from Germany, Italy, France, and Japan. The brass rod market has been affected recently by increased foreign competition including increased imports due to KORUS FTA which became effective on March 15, 2012. The reduction in prices of Korean products resulting from the KORUS FTA has increased the ability of Korean manufacturers to compete with our products and has had a negative effect on our business, which, to date, has been limited. Future levels of imported rod will be influenced by factors including domestic capacity and pricing levels, as well as costs in the import supply chain.

Non-GAAP Measures

In addition to the results reported in accordance with U.S. GAAP, we have provided information regarding “Consolidated EBITDA”, “Segment EBITDA”, “Consolidated Adjusted EBITDA”, “Segment Adjusted EBITDA”, and “Adjusted sales”, each of which is defined below.

EBITDA-Based Measures

We define Consolidated EBITDA as net income (loss) attributable to Global Brass and Copper Holdings, Inc., adjusted to exclude interest expense, provision for (benefit from) income taxes and depreciation and amortization expense. Segment EBITDA is defined by us as income (loss) before provision for (benefit from) income taxes and equity income, adjusted to exclude interest expense and depreciation and amortization expense, in each case, to the extent such items are attributable to such segment.

We use Consolidated EBITDA only to calculate Consolidated Adjusted EBITDA. Consolidated Adjusted EBITDA is Consolidated EBITDA, further adjusted to exclude extraordinary gains from the bargain purchase that occurred in the acquisition of the worldwide metals business of Olin Corporation, realized and unrealized gains and losses related to the collateral hedge contracts that were required under our 2007 ABL Facility, unrealized gains and losses on derivative contracts in support of our balanced book approach, unrealized gains and losses associated with derivative contracts related to electricity and natural gas costs, non-cash gains and losses due to lower of cost or market adjustments to inventory, non-cash LIFO-based gains and losses due to the depletion of a LIFO layer of metal inventory, non-cash compensation expense related to payments made to members of our management by Halkos, share-based compensation expense, loss on extinguishment of debt, non-cash income accretion related to the joint venture with Dowa, KPS management fees, restructuring and other business transformation charges, specified legal and professional expenses and certain other items.

We use Segment EBITDA only to calculate Segment Adjusted EBITDA. Segment Adjusted EBITDA is Segment EBITDA, further adjusted to exclude unrealized gains and losses on derivative contracts in support of our balanced book approach, unrealized gains and losses associated with derivative contracts related to electricity and natural gas costs, non-cash gains and losses due to lower of cost or market adjustments to inventory, non-cash LIFO-based gains and losses due to the depletion of a LIFO layer of metal inventory, non-cash compensation expense related to payments made to certain employees by Halkos, share-based compensation expense, loss on extinguishment of debt, and non-cash income accretion related to the joint venture with Dowa, in each case, to the extent such items are attributable to the relevant segment.

We present the above-described EBITDA-based measures because we consider them important supplemental measures and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Nevertheless, our EBITDA-based measures may not be comparable to similarly titled measures presented by other companies.

We present Consolidated Adjusted EBITDA as a supplemental measure of our performance because we believe it represents a meaningful presentation of the financial performance of our core operations, without the impact of the various items excluded, in order to provide period-to-period comparisons that are more consistent and more easily understood. Management uses Consolidated Adjusted EBITDA per pound in order to measure the effectiveness of the balanced book approach in reducing the financial impact of metal price volatility on earnings and operating margins, and to measure the effectiveness of our business transformation initiatives in improving earnings and operating margins. In addition, Segment Adjusted EBITDA is the key metric used by our chief operating decision-maker to evaluate the business performance of our segments in comparison to budgets, forecasts and prior-year financial results, providing a measure that management believes reflects our core operating performance. Measures similar to Consolidated Adjusted EBITDA, namely “EBITDA” (as defined in the agreement governing the ABL Facility) and “Adjusted EBITDA” (as defined in the Indenture), are used in the agreements governing the ABL Facility and the notes to determine compliance with various financial covenants and tests.

Our EBITDA-based measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	they do not reflect every expenditure, future requirements for capital expenditures or contractual commitments;

•	they do not reflect the significant interest expense or the amounts necessary to service interest or principal payments on our debt;

•	they do not reflect income tax expense, and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate;

•

although depreciation and amortization are eliminated in the calculation of EBITDA-based measures, the assets being depreciated and amortized will often have to be replaced or require improvements in the future, and our EBITDA-based measures do not reflect any costs of such replacements or improvements;

•	they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;

•	segment-based measures do not reflect the elimination of intercompany transactions, including those between Olin Brass and A.J. Oster;

•	they do not reflect limitations on our costs related to transferring earnings from our subsidiaries to us; and

•	other companies in our industry may calculate these measures differently from the way we do, limiting their usefulness as comparative measures.

We compensate for these limitations by using our EBITDA-based measures along with other comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and other cash flow data. We have significant uses of cash, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in our EBITDA-based measures.

Our EBITDA-based measures are not intended as alternatives to net income (loss) as indicators of our operating performance, as alternatives to any other measure of performance in conformity with GAAP or as alternatives to cash flow provided by operating activities as measures of liquidity. You should therefore not place undue reliance on our EBITDA-based measures or ratios calculated using those measures. Our GAAP-based measures can be found in our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

Adjusted Sales

Adjusted sales is defined as net sales less the metal component of net sales. Net sales is the most directly comparable GAAP measure to adjusted sales. Adjusted sales represents the value-added premium we earn over our conversion and fabrication costs. Management uses adjusted sales on a consolidated basis to monitor the revenues that are generated from our value-added conversion and fabrication processes excluding the effects of fluctuations in metal costs, reflecting our toll sales and our balanced book approach for non-toll sales. We believe that adjusted sales supplements our GAAP results to provide a more complete understanding of the results of our business, and we believe it is useful to our investors and other parties for these same reasons. Adjusted sales may not be comparable to similarly titled measures presented by other companies and is not a measure of operating performance or liquidity defined by GAAP.

Revision of Prior Period Financial Statements

Our financial information as of and for the six months ended June 30, 2012 in this discussion and analysis reflects those revisions disclosed in note 1, “Basis of Presentation and Principles of Consolidation” to our unaudited consolidated financial statements included elsewhere in this prospectus. Our financial information as of December 31, 2011 and 2010 and for the years ended December 31, 2011 and 2010 discussed in this discussion and analysis reflects those revisions discussed in note 2, “Summary of Significant Accounting Policies” to our audited consolidated financial statements included elsewhere in this prospectus.

Results of Operations

Consolidated Results of Operations for the Six Months Ended June 30, 2013, Compared to the Six Months Ended June 30, 2012.

	Six Months Ended June 30,				Change: 2013 vs. 2012
(in millions)	2013	% of Net Sales	2012	% of Net Sales	Amount	Percent
Net sales	$906.4	100.0%	$860.4	100.0%	$46.0	5.3%
Cost of sales	807.8	89.1%	763.3	88.7%	44.5	5.8%

Gross profit	98.6	10.9%	97.1	11.3%	1.5	1.5%
Selling, general and administrative expenses(a)	72.5	8.0%	55.9	6.5%	16.6	29.7%

Operating income	26.1	2.9%	41.2	4.8%	(15.1)	(36.7%)
Interest expense	19.8	2.2%	19.9	2.3%	(0.1)	(0.5%)
Loss on extinguishment of debt	—	0.0%	19.6	2.3%	(19.6)	(100.0%)
Other expense, net	0.2	0.0%	0.7	0.1%	(0.5)	(71.4%)

Income before provision for income taxes and equity income	6.1	0.7%	1.0	0.1%	5.1	510.0%
Provision for income taxes	12.5	1.4%	7.3	0.8%	5.2	71.2%

Loss before equity income	(6.4)	(0.7%)	(6.3)	(0.7%)	(0.1)	1.6%
Equity income, net of tax	0.9	0.1%	0.5	0.1%	0.4	80.0%

Net loss	(5.5)	(0.6%)	(5.8)	(0.7%)	0.3	(5.2%)
Less: Net income attributable to noncontrolling interest	0.2	0.0%	0.2	0.0%	—	0.0%

Net loss attributable to Global Brass and Copper Holdings, Inc.	$(5.7)	(0.6%)	$(6.0)	(0.7%)	$0.3	(5.0%)

Consolidated Adjusted EBITDA	$66.4	7.3%	$64.0	7.4%	$2.4	3.8%

(a)	Amounts include non-cash profits interest compensation expense of $29.3 million and $19.5 million for the six months ended June 30, 2013 and 2012, respectively

Net Sales

Net sales increased by $46.0 million, or 5.3%, from $860.4 million for the six months ended June 30, 2012 to $906.4 million for the six months ended June 30, 2013. Net sales increased by $10.5 million due to an increase in volume, by $51.5 million as a result of the sales of unprocessed metal and by $2.0 million as a result of higher average sales prices in the six months ended June 30, 2013. These increases were partially offset by lower metal prices, which decreased net sales by $18.0 million. Metal prices reflect the replacement cost recovery from the customer, whereas the sales prices represent the pricing component of adjusted sales, which we define as the excess of net sales over the metal component of net sales.

Volume increased by 8.2 million pounds, or 3.1%, from 261.7 million pounds for the six months ended June 30, 2012 to 269.9 million pounds for the six months ended June 30, 2013. The increase in volume was the result of higher demand in the munitions and coinage end markets, as well as higher demand in the building and housing end market. These increases were partially offset by lower demand in the electronics/electrical components end market and increased competition from foreign imports.

The metal cost recovery component of net sales increased by $35.8 million, or 6.1%, from $588.7 million for the six months ended June 30, 2012 to $624.5 million for the six months ended June 30, 2013.

Sales of unprocessed metal increased the metal cost recovery component of net sales by $51.5 million in the six months ended June 30, 2013. Higher volume increased the metal cost recovery component of net sales by $2.3 million. Partially offsetting the increase was the change in customer mix and lower metal prices, which decreased the metal cost recovery component of net sales by $18.0 million. The metal component of net sales per pound of finished product shipped increased by 2.7%, due primarily to the inclusion of the sale of unprocessed metal, the quantity of which is not included in the pounds shipped. The metal component of net sales per pound of finished product sold excluding the sale of unprocessed metal (the quantity of which is not included in pounds shipped) decreased by 5.6%, primarily as a result of a 6.5% decrease in the average daily copper prices reported by COMEX.

Adjusted Sales

Adjusted sales, the excess of net sales over the metal cost recovery component of net sales, increased by $10.2 million, or 3.8%, from $271.7 million for the six months ended June 30, 2012 to $281.9 million for the six months ended June 30, 2013. Higher volume and higher average sales prices contributed $8.2 million and $2.0 million, respectively, to the increase. Adjusted sales per pound increased in the six months ended June 30, 2013 by 1.0% compared to the same period in 2012 which was the result of a net increase in average sales prices at the segment level, partially offset by the shift in product mix within each segment as well as the effect of changes in the mix of sales by segment relative to our consolidated sales as a whole. Adjusted sales is a non-GAAP financial measure. See “—Non-GAAP Measures—Adjusted Sales”. The following table presents a reconciliation of net sales to adjusted sales and net sales per pound to adjusted sales per pound:

	Six Months Ended June 30,		Change: 2013 vs. 2012
(in millions, except per pound values)	2013	2012	Amount	Percent
Pounds shipped	269.9	261.7	8.2	3.1%
Net sales	$906.4	$860.4	$46.0	5.3%
Metal component of net sales	624.5	588.7	35.8	6.1%

Adjusted sales	$281.9	$271.7	$10.2	3.8%

$ per pound shipped
Net sales per pound	$3.36	$3.29	$0.07	2.1%
Metal component of net sales per pound	2.31	2.25	0.06	2.7%

Adjusted sales per pound	$1.05	$1.04	$0.01	1.0%

Average copper price per pound reported by COMEX	$3.43	$3.67	$(0.24)	(6.5%)

Gross Profit

Gross profit increased by $1.5 million, or 1.5%, from $97.1 million for the six months ended June 30, 2012 to $98.6 million for the six months ended June 30, 2013. Gross profit per pound remained flat at $0.37 for the six months ended June 30, 2013 as compared to the same period in 2012.

Gross profit for the six months ended June 30, 2013 included a loss of $0.1 million related to net unrealized losses on derivative contracts and a $0.3 million non-cash lower of cost or market charge for the write down of inventory. Gross profit for the six months ended June 30, 2012 included a gain of $1.2 million related to net unrealized gains on derivative contracts. We exclude the above items in calculating Segment Adjusted EBITDA and Consolidated Adjusted EBITDA. See “—Non-GAAP Measures—EBITDA-Based Measures”.

Depreciation expense included in gross profit increased from $2.8 million for the six months ended June 30, 2012 to $3.5 million for the six months ended June 30, 2013. The increase is attributable to an increase in our depreciable asset base from $74.2 million at June 30, 2012 to $95.4 million at June 30, 2013.

Several other factors contributed $3.8 million to the increase in gross profit. Higher average sales prices, lower shrinkage costs due to lower metal costs and higher yields, as well as higher volume contributed $2.0 million, $1.8 million and $1.3 million, respectively, to the increase in gross profit. These factors were partially offset by higher manufacturing conversion costs of $1.3 million due to product mix and operational issues which adversely impacted product flow and yield at Olin Brass.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $16.6 million, or 29.7%, from $55.9 million for the six months ended June 30, 2012 to $72.5 million for the six months ended June 30, 2013.

Non-cash compensation charges for vested profits interest shares included in selling, general and administrative expenses were $8.9 million and $19.5 million for the six months ended June 30, 2013 and 2012, respectively. Additionally, in the six months ended June 30, 2013, Halkos modified the Halkos LLC Agreement to eliminate its right to acquire all or a portion of the Class B Shares for less than fair market value under certain conditions. This modification to the Halkos LLC Agreement triggered the recognition of $20.4 million of incremental non-cash compensation expense.

During the six months ended June 30, 2013, in connection with the IPO, we terminated our Management Services Agreement with affiliates of KPS Funds prior to the expiration of the initial term and was required to pay an early termination fee equal to the value of the advisory fee that would have otherwise been payable to affiliates of KPS Funds through the end of the Management Services Agreement. We paid affiliates of KPS Funds $4.5 million related to our early termination and all unpaid management advisory fees and recorded the charges in selling, general and administrative expenses. The management advisory fees for the six months ended June 30, 2013 and 2012 were $0.3 million and $0.5 million, respectively.

We incurred professional fees for accounting, tax, legal and consulting services related to Holdings’ IPO efforts of $1.5 million and $1.1 million during the six months ended June 30, 2013 and 2012, respectively. Additionally, in the six months ended June 30, 2013, we recognized $0.2 million related to share-based compensation resulting from the grant of non-qualified stock options, restricted stock and performance-based shares to certain members of our management and Board of Directors in connection with the IPO.

Several other offsetting factors contributed to the remaining $1.9 million increase in selling, general and administrative expenses in the six months ended June 30, 2013 as compared to the same period in 2012. Salaries, benefits and incentive compensation increased by $1.5 million and outside services increased by $0.4 million, both of which were in support of our business strategy, as well as an increase of $0.5 million in other professional fees for accounting, tax, legal and consulting services, partially offset by a $0.5 million decrease in other miscellaneous selling, general and administrative expenses.

Operating Income

Operating income decreased by $15.1 million, or 36.7%, from of $41.2 million for the six months ended June 30, 2012 to $26.1 million for the six months ended June 30, 2013 due to the changes in gross profit and selling, general and administrative expenses described above.

Interest Expense

Interest expense decreased by $0.1 million from $19.9 million for the six months ended June 30, 2012 to $19.8 million for the six months ended June 30, 2013. The decrease was due to lower interest rates (a weighted average of 9.34% per annum during 2013 compared to 9.89% per annum during 2012) and a decrease in amortization of debt discount and debt issuance costs, partially offset by higher average borrowings on our debt facilities of $386.0 million as compared to $319.6 million in 2012.

The following table summarizes the components of interest expense:

	Six Months Ended June 30,
(in millions)	2013	2012
Interest on principal	$18.1	$16.0
Interest rate cap agreements	—	0.1
Amortization of debt discount and issuance costs	1.2	3.3
Other borrowing costs(a)	0.5	0.5

Interest expense	$19.8	$19.9

(a)	Includes fees related to letters of credit and unused line of credit fees.

Loss on Extinguishment of Debt

In connection with the Term Loan Refinancing, we recognized $19.6 million as loss from extinguishment of debt for the six months ended June 30, 2012. The loss on extinguishment of debt includes $7.1 million of unamortized debt issuance costs and $4.9 million of unamortized debt discount as well as $6.4 million of call premium and $0.1 million of professional service fees related to the Term Loan Refinancing. Additionally, $1.1 million of costs associated with the issuance of the Senior Secured Notes was expensed as incurred in accordance with ASC 470-50, Modifications and Extinguishments.

Other Expense, Net

Other expense, net decreased by $0.5 million, or 71.4% from $0.7 million for the six months ended June 30, 2012 to $0.2 million for the six months ended June 30, 2013. In 2012, we recorded a call premium of $0.5 million resulting from a voluntary prepayment of $15.0 million on our Term Loan Facility in April 2012.

Provision for Income Taxes

The provision for income taxes was $12.5 million for the six months ended June 30, 2013 compared to $7.3 million for the six months ended June 30, 2012. The change in the provision for income taxes was primarily due to the increase in the income before provision for income taxes and equity income of $5.1 million for the six months ended June 30, 2013 as compared to the same period in 2012, as well as the increase in non-deductible non-cash compensation of $9.8 million for the six months ended June 30, 2013, as compared to the same period in 2012. The effective income tax rate was 206.4% and 795.9% for the six months ended June 30, 2013 and 2012, which was primarily due to the aforementioned non-deductible non-cash compensation of $29.3 million and $19.5 million in the six months ended June 30, 2013 and 2012, respectively.

The following table summarizes the effective income tax rate components for the six months ended June 30, 2013 and 2012:

	Six Months Ended June 30,
	2013	2012
Statutory provision rate	35.0%	35.0%

Permanent differences and other items
State tax provision	19.2%	1.2%
Section 199 manufacturing credit	(16.4%)	(0.5%)
Return to provision adjustments / Uncertain tax positions	(2.5%)	(69.0%)
Non-deductible non-cash compensation	169.1%	838.2%
Other	2.0%	(9.0%)

Effective income tax rate	206.4%	795.9%

Equity Income

Equity income, net of tax, increased by $0.4 million from $0.5 million for the six months ended June 30, 2012 to $0.9 million for the six months ended June 30, 2013.

Net Loss Attributable to Global Brass and Copper Holdings, Inc.

Net loss attributable to Global Brass and Copper Holdings, Inc. decreased by $0.3 million, or 5.0%, from $6.0 million for the six months ended June 30, 2012 to $5.7 million for the six months ended June 30, 2013 due to the loss on extinguishment of debt in 2012 as described above, partially offset by an increase in non-cash compensation expense and the provision for income taxes, as described above.

Consolidated Adjusted EBITDA

Consolidated Adjusted EBITDA increased by $2.4 million, or 3.8%, from $64.0 million for the six months ended June 30, 2012 to $66.4 million for the six months ended June 30, 2013. The increase was due to higher average sales prices of $2.0 million, lower shrinkage cost due to lower metal costs and higher yields of $1.8 million, higher volume of $1.3 million, an increase in other adjustments included in the calculation of Consolidated Adjusted EBITDA of $0.6 million and a $0.5 million decrease in other miscellaneous selling general and administrative expenses. Partially offsetting the increase was an increase in salaries, benefits and incentive compensation of $1.5 million and an increase in outside services of $0.4 million, both of which were in support of our business strategy, as well as an increase of $0.5 million in other professional fees for accounting, tax, legal and consulting services and increased manufacturing conversion costs of $1.4 million due to product mix and operational issues which adversely impacted product flow and yield at Olin Brass.

Consolidated EBITDA and Consolidated Adjusted EBITDA are non-GAAP financial measures. See “—Non-GAAP Measures—EBITDA-Based Measures”.

Below is a reconciliation of net loss attributable to Global Brass and Copper Holdings, Inc. to Consolidated EBITDA and Consolidated Adjusted EBITDA for the six months ended June 30, 2013 and 2012:

	Six Months Ended June 30,
(in millions)	2013	2012
Net loss attributable to Global Brass and Copper Holdings, Inc.	$(5.7)	$(6.0)
Interest expense	19.8	19.9
Provision for income taxes	12.5	7.3
Depreciation expense	3.9	3.1
Amortization expense	0.1	0.1

Consolidated EBITDA	$30.6	$24.4
Loss (gain) on derivative contracts(a)	0.1	(1.2)
Non-cash accretion of income of Dowa joint venture(b)	(0.4)	(0.4)
Loss on extinguishment of debt(c)	—	19.6
Non-cash Halkos profits interest compensation expense(d)	29.3	19.5
Management fees(e)	4.8	0.5
Specified legal/professional expenses(f)	1.5	1.1
Lower of cost or market adjustment to inventory(g)	0.3	—
Share-based compensation expense(h)	0.2	—
Other adjustments(i)	—	0.5

Consolidated Adjusted EBITDA	$66.4	$64.0

(a)	Represents unrealized gains and losses on derivative contracts in support of our balanced book approach and unrealized gains and losses associated with derivative contracts with respect to electricity and natural gas costs.

(b)	As a result of the application of purchase accounting in connection with the November 2007 acquisition, no carrying value was initially assigned to our equity investment in our joint venture with Dowa. This adjustment represents the accretion of equity in our joint venture with Dowa at the date of the acquisition over a 13-year period (which represents the estimated useful life of the technology and patents of the joint venture). See note 5 to our unaudited consolidated financial statements, which are included elsewhere in this prospectus.

(c)	Represents the loss on the extinguishment of debt recognized in connection with the termination prior to maturity of the Term Loan Facility.

(d)	The 2013 amount includes $20.4 million that represents incremental non-cash compensation as a result of the modification made to the Halkos LLC Agreement to eliminate Halkos’ right to acquire all or a portion of the Class B Shares for less than fair market value upon certain conditions. The 2013 amount also includes $8.9 million that represents dividend payments made by Halkos to members of our management that resulted in a non-cash compensation charge in connection with the IPO that occurred in May 2013. See note 14 to our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The 2012 amount represents the dividend payment made by Halkos to members of our management that resulted in a non-cash compensation charge in connection with the Parent Distribution that occurred on June 1, 2012. See note 14 to our unaudited consolidated financial statements, which are included elsewhere in this prospectus.

(e)	The 2013 amount represents an early termination fee equal to the value of the advisory fee that would have otherwise been payable to affiliates of KPS through the end of the agreement. The 2012 amount represents a portion of the annual advisory fees payable to affiliates of KPS. See note 12 to our unaudited consolidated financial statements, which are included elsewhere in this prospectus.

(f)	Specified legal/professional expenses for the six months ended June 30, 2013 and 2012 included $1.5 million and $1.1 million, respectively, of professional fees for accounting, tax, legal and consulting services related to a the IPO and certain regulatory and compliance matters.

(g)	Represents a non-cash lower of cost or market charge for the write down of inventory recorded during the six months ended June 30, 2013.

(h)	Represents share-based compensation expense resulting from the grant of non-qualified stock options, restricted stock and performance-based shares to certain members of our management and Board of Directors in connection with the IPO.

(i)	Represents a call premium of $0.5 million as a result of a voluntary prepayment of $15.0 million on our Term Loan Facility in April 2012.

Segment Results of Operations

Segment Results of Operations for the Six Months Ended June 30, 2013, Compared to the Six Months Ended June 30, 2012.

	Six Months Ended June 30,		Change 2013 vs. 2012
(in millions)	2013	2012	Amount	Percent
Pounds shipped
Olin Brass	140.2	134.7	5.5	4.1%
Chase Brass	116.1	116.7	(0.6)	(0.5%)
A.J. Oster	34.4	35.8	(1.4)	(3.9%)
Corporate & other(a)	(20.8)	(25.5)	4.7	(18.4%)

Total	269.9	261.7	8.2	3.1%

Net Sales
Olin Brass	$431.6	$357.2	$74.4	20.8%
Chase Brass	339.2	354.9	(15.7)	(4.4%)
A.J. Oster	164.3	173.7	(9.4)	(5.4%)
Corporate & other(a)	(28.7)	(25.4)	(3.3)	13.0%

Total	$906.4	$860.4	$46.0	5.3%

Segment Adjusted EBITDA
Olin Brass	$27.7	$23.8	$3.9	16.4%
Chase Brass	37.8	37.2	0.6	1.6%
A.J. Oster	8.9	10.4	(1.5)	(14.4%)

Total for operating segments	$74.4	$71.4	$3.0	4.2%

(a)	Amounts represent intercompany eliminations

Below is a reconciliation of income before provision for income taxes and equity income to Segment EBITDA and Segment Adjusted EBITDA:

	Six Months Ended June 30, 2013			Six Months Ended June 30, 2012
(in millions)	Olin Brass	Chase Brass	A.J. Oster	Olin Brass	Chase Brass	A.J. Oster
Income before provision for income taxes and equity income:	$25.2	$36.4	$8.7	$22.2	$35.9	$10.3
Interest expense	—	—	—	—	—	—
Depreciation expense	2.2	1.3	0.2	1.7	1.2	0.1
Amortization expense	—	0.1	—	—	0.1	—

Segment EBITDA(a)	$27.4	$37.8	$8.9	$23.9	$37.2	$10.4
Equity income, net of tax	0.9	—	—	0.5	—	—
Net income attributable to non-controlling interest	(0.2)	—	—	(0.2)	—	—
Non-cash accretion of income of Dowa joint venture(b)	(0.4)	—	—	(0.4)	—	—

Segment Adjusted EBITDA(a)	$27.7	$37.8	$8.9	$23.8	$37.2	$10.4

(a)	Segment EBITDA and Segment Adjusted EBITDA are non-GAAP financial measures. See “—Non-GAAP Measures—EBITDA-Based Measures”.

(b)	As a result of the application of purchase accounting in connection with the November 2007 acquisition, no carrying value was initially assigned to our equity investment in our joint venture with Dowa. This adjustment represents the accretion of equity in our joint venture with Dowa over a 13-year period (which represents the estimated useful life of the technology and patents of the joint venture). See note 5 to our unaudited consolidated financial statements, which are included elsewhere in this prospectus.

Olin Brass

Olin Brass net sales increased by $74.4 million, or 20.8%, from $357.2 million for the six months ended June 30, 2012 to $431.6 million for the six months ended June 30, 2013. The increase was due to the sale of unprocessed metal, higher volume, and higher average sales prices, partially offset by lower metal prices.

The sale of unprocessed metal and higher average sales prices, partially offset by lower metal prices for the six months ended June 30, 2013 contributed $59.8 million to the increase in net sales as compared to the same period in 2012.

Volume increased by 5.5 million pounds, or 4.1%, from 134.7 million pounds for the six months ended June 30, 2012 to 140.2 million pounds for the six months ended June 30, 2013. The increase in volume, which contributed $14.6 million to the increase in net sales, was the result of higher demand in the munitions, coinage and the building and housing end markets, partially offset by a lower demand in the electronics/electrical components end market. During the six months ended June 30, 2013, A.J. Oster reduced purchases from Olin Brass and increased purchases from third party suppliers by approximately 4.6 million pounds compared to the same period in 2012. Excluding sales to A.J. Oster, Olin Brass volumes increased by 10.1 million pounds, or 9.3% through six months ended June 30, 2013 compared to the same period in 2012.

Segment Adjusted EBITDA of Olin Brass increased by $3.9 million, from $23.8 million for the six months ended June 30, 2012 to $27.7 million for the six months ended June 30, 2013. The increase was due primarily to higher average sales prices, higher volume, and lower shrinkage costs due to lower metal costs and higher yields, partially offset by higher manufacturing conversion costs and increased salaries, benefits and incentive compensation.

Chase Brass

Chase Brass net sales decreased by $15.7 million, or 4.4%, from $354.9 million for the six months ended June 30, 2012 to $339.2 million for the six months ended June 30, 2013. The decrease was due primarily to lower volume and lower metal prices, partially offset by higher average sales prices.

Lower metal prices, partially offset by higher average sales prices for the six months ended June 30, 2013, contributed $14.0 million to the decrease in net sales as compared to the same period in 2012.

Volume decreased by 0.6 million pounds, or 0.5%, from 116.7 million pounds for the six months ended June 30, 2012 to 116.1 million pounds for the six months ended June 30, 2013. The decrease in volume, which contributed $1.7 million to the decrease in net sales, was the result of lower demand in the electronics/electrical components end market and increased competition from foreign imports, partially offset by higher demand in the building and housing end market.

Segment Adjusted EBITDA of Chase Brass increased by $0.6 million, from $37.2 million for the six months ended June 30, 2012 to $37.8 million for the six months ended June 30, 2013. The increase was due primarily to higher average sales prices, partially offset by lower volume and higher manufacturing conversion costs.

A.J. Oster

A.J. Oster net sales decreased by $9.4 million, or 5.4%, from $173.7 million for the six months ended June 30, 2012 to $164.3 million for the six months ended June 30, 2013. The decrease was due primarily to lower volume in the six months ended June 30, 2013 compared to the same period in 2012 and lower metal prices, partially offset by higher average sales prices.

Volume decreased by 1.4 million pounds, or 3.9%, from 35.8 million pounds for the six months ended June 30, 2012 to 34.4 million pounds for the six months ended June 30, 2013. The decrease in volume, which contributed $7.0 million to the decrease in net sales, was primarily the result of lower demand in the building and housing and electronics/electrical components end markets.

Lower metal prices, partially offset by higher average sales prices for the six months ended June 30, 2013 contributed $2.4 million to the decrease in net sales as compared to the same period in 2012.

Segment Adjusted EBITDA of A.J. Oster decreased by $1.5 million, from $10.4 million for the six months ended June 30, 2012 to $8.9 million for the six months ended June 30, 2013. The decrease was due to higher manufacturing conversion costs and lower volume, which was partially offset by higher average sales prices.

Consolidated Results of Operations for the Year Ended December 31, 2012, Compared to the Year Ended December 31, 2011.

The statement of operations data presented below for the years ended December 31, 2012 and 2011 are derived from our audited consolidated financial statements.

	For the Year Ended December 31,				Change: 2012 vs. 2011
(in millions)	2012	% of Net Sales	2011	% of Net Sales	Amount	Percent
Net sales	$1,650.5	100.0%	$1,779.1	100.0%	$(128.6)	(7.2%)
Cost of sales	1,467.3	88.9%	1,583.5	89.0%	(116.2)	(7.3%)

Gross profit	183.2	11.1%	195.6	11.0%	(12.4)	(6.3%)
Selling, general and administrative expenses (a)	92.7	5.6%	69.4	3.9%	23.3	33.6%

Operating income	90.5	5.5%	126.2	7.1%	(35.7)	(28.3%)
Interest expense	39.7	2.4%	40.0	2.2%	(0.3)	(0.8%)
Loss on extinguishment of debt	19.6	1.2%	—	0.0%	19.6	N/A
Other expense, net	0.1	0.0%	0.4	0.0%	(0.3)	(75.0%)

Income before provision for income taxes and equity income	31.1	1.9%	85.8	4.8%	(54.7)	(63.8%)
Provision for income taxes	19.2	1.2%	31.4	1.8%	(12.2)	(38.9%)

Income before equity income	11.9	0.7%	54.4	3.1%	(42.5)	(78.1%)
Equity income, net of tax	1.0	0.1%	0.9	0.1%	0.1	11.1%

Net income	12.9	0.8%	55.3	3.1%	(42.4)	(76.7%)
Less: Net income attributable to noncontrolling interest	0.4	0.0%	0.2	0.0%	0.2	100.0%

Net income attributable to Global Brass and Copper Holdings, Inc.	$12.5	0.8%	$55.1	3.1%	$(42.6)	(77.3%)

Consolidated Adjusted EBITDA	$115.4	7.0%	$122.6	6.9%	$(7.2)	(5.9%)

(a)	Amounts include non-cash profits interest compensation expense of $19.5 million and $0.9 million for the years ended December 31, 2012 and 2011, respectively.

Net Sales

Net sales decreased by $128.6 million, or 7.2%, from $1,779.1 million for the year ended December 31, 2011 to $1,650.5 million for the year ended December 31, 2012. Decreases in metal prices, volume and sales prices decreased net sales by $97.8 million, $29.5 million, and $1.3 million, respectively for the year ended December 31, 2012 compared to the year ended December 31, 2011. Metal prices reflect the replacement cost recovery from the customer, whereas the sales prices represent the pricing component of adjusted sales, which we define as the excess of net sales over the metal component of net sales.

Volume decreased 6.8 million pounds, or 1.3%, from 510.0 million pounds for the year ended December 31, 2011 to 503.2 million pounds for the year ended December 31, 2012. The decrease in volume was the result of our continued efforts to optimize our product mix, increased competition from foreign imports, and the suspension in $1 coin production by the United States Mint, partially offset by the increase in demand in the munitions, coinage (other than volumes associated with the $1 coin), building and housing and automotive end markets.

The metal cost recovery component of net sales decreased by $123.0 million, or 9.9%, from $1,248.6 million for the year ended December 31, 2011 to $1,125.6 million for the year ended December 31, 2012. Per unit metal costs decreased 8.6% and contributed $97.8 million to the decrease in net sales, primarily as a result of a 9.8% decrease in average daily copper prices as reported by COMEX, during the year ended December 31, 2012 as compared to the same period in 2011. Furthermore, lower volume decreased the metal cost recovery component of net sales by $25.2 million.

Adjusted Sales

Adjusted sales, the excess of net sales over the metal component of net sales, decreased by $5.6 million, or 1.1%, from $530.5 million for the year ended December 31, 2011 to $524.9 million for the year ended December 31, 2012. Lower volume and lower average selling prices contributed $4.3 million and $1.3 million to the decrease in adjusted sales. Adjusted sales per pound remained flat in 2012 compared to 2011, which was the result of a net decrease in average selling prices at the segment level, offset by the effect of changes in the mix of sales by segment relative to the company as a whole.

Adjusted sales is a non-GAAP financial measure. See “—Non-GAAP Measures—Adjusted Sales”. The following table presents a reconciliation of net sales to adjusted sales and net sales per pound to adjusted sales per pound:

	For the Year Ended December 31,		Change: 2012 vs. 2011
(in millions, except per pound values)	2012	2011	Amount	Percent
Pounds shipped	503.2	510.0	(6.8)	(1.3%)
Net sales	$1,650.5	$1,779.1	$(128.6)	(7.2%)
Metal component of net sales	1,125.6	1,248.6	(123.0)	(9.9%)

Adjusted sales	$524.9	$530.5	$(5.6)	(1.1%)

$ per pound shipped
Net sales per pound	$3.28	$3.49	$(0.21)	(6.0%)
Metal component of net sales per pound	2.24	2.45	(0.21)	(8.6%)

Adjusted sales per pound	$1.04	$1.04	$—	0.0%

Average copper price per pound reported by COMEX	$3.61	$4.00	$(0.39)	(9.8%)

Gross Profit

Gross profit decreased by $12.4 million, or 6.3%, from $195.6 million for the year ended December 31, 2011 to $183.2 million for the year ended December 31, 2012. Gross profit per pound decreased from $0.38 for the year ended December 31, 2011 to $0.36 for the year ended December 31, 2012.

Gross profit for the year ended December 31, 2012 included a gain of $1.6 million related to net unrealized gains on derivative contracts. Gross profit for the year ended December 31, 2011 included a loss of $1.1 million related to net unrealized losses on derivative contracts. We exclude all such gains and losses in calculating Segment Adjusted EBITDA and Consolidated Adjusted EBITDA. See “—Non-GAAP Measures—EBITDA-Based Measures”.

Gross profit in the years ended December 31, 2012 and 2011 also reflects the reduction of inventory quantities and a decrement in the base LIFO layer, which is carried at a copper price of $1.52 per pound and is significantly below weighted-average replacement costs of $3.61 and $4.00 per pound for the years ended December 31, 2012 and 2011, respectively. Gross profit for the year ended December 31, 2012 included a LIFO gain of $4.8 million, compared to a LIFO gain of $15.2 million in the year ended December 31, 2011. We also reduced the recorded value of inventory by $0.3 million in the year ended December 31, 2012 related to a lower of cost or market adjustment, which is reflected in gross profit as a component of cost of sales. We exclude the above items in calculating Segment Adjusted EBITDA and Consolidated Adjusted EBITDA. See “—Non-GAAP Measures—EBITDA-Based Measures”.

Depreciation expense included in gross profit increased from $4.5 million for the year ended December 31, 2011 to $6.5 million for the year ended December 31, 2012. The increase is attributable to an increase in our depreciable asset base from $67.1 million at December 31, 2011 to $87.4 million at December 31, 2012.

Several other offsetting factors contributed to the remaining $2.4 million decrease in gross profit in 2012. Lower volume and lower average sales prices, in the year ended December 31, 2012 contributed $3.2 million and $1.3 million, respectively, to the decrease in gross profit. These factors were partially offset by lower manufacturing conversion costs and lower shrinkage costs due to lower metal costs of $1.1 million and $1.0 million, respectively, in the year ended December 31, 2012.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $23.3 million, or 33.6%, from $69.4 million for the year ended December 31, 2011 to $92.7 million for the year ended December 31, 2012.

Non-cash compensation charges for vested profits interest shares included in selling, general and administrative expenses were $19.5 million and $0.9 million for the years ended December 31, 2012 and 2011, respectively.

In 2012, we decreased the allowance for doubtful accounts by $0.8 million compared to $4.2 million in 2011, which in both cases was due to management’s change in the estimate of the recoverability of accounts receivable.

Several other offsetting factors contributed to the remaining $1.3 million increase in selling, general and administrative expenses in 2012. Professional fees for accounting, tax, legal and consulting services increased by $2.0 million and operating lease rental expenses increased by $0.4 million in 2012 as compared to 2011. Partially offsetting the increase was a decrease of $1.0 million in incentive compensation, and $0.1 million in other miscellaneous expenses.

Operating Income

Operating income decreased by $35.7 million, or 28.3%, from $126.2 million for the year ended December 31, 2011 to $90.5 million for the year ended December 31, 2012 due to the changes in gross profit and selling, general and administrative expenses described above.

Interest Expense

Interest expense decreased by $0.3 million from $40.0 million for the year ended December 31, 2011 to $39.7 million for the year ended December 31, 2012. The decrease was primarily due to lower non-cash interest expense associated with interest rate cap agreements and lower interest rates (a weighted average of 9.6% per annum during 2012 compared to 10.3% per annum during 2011) and a net decrease in amortization of debt discount and debt issuance costs, partially offset by higher average borrowings on our debt facilities of $355.4 as compared to $319.0 million in 2011.

The following table summarizes the components of interest expense:

	For the Year Ended December 31,
(in millions)	2012	2011
Interest on principal	$34.0	$32.7
Interest rate cap agreements	0.2	1.9
Amortization of debt discount and issuance costs	4.6	4.7
Capitalized interest	—	(0.6)
Other borrowing costs(1)	0.9	1.3

Interest expense	$39.7	$40.0

(1)	Includes interest on capital lease obligations and fees related to letters of credit and unused line of credit fees.

Loss on Extinguishment of Debt

In connection with the Term Loan Refinancing, we recognized $19.6 million as loss from extinguishment of debt for the year ended December 31, 2012. The loss on extinguishment of debt includes the write-off of $7.1 million of unamortized debt issuance costs and $4.9 million of unamortized debt discount as well as $6.4 million of call premium and $0.1 million of professional service fees related to the early termination. Additionally, $1.1 million of costs associated with the issuance of the Senior Secured Notes was expensed as incurred in accordance with ASC 470-50, Modifications and Extinguishments.

Other Expense, Net

We recorded other expense, net of $0.1 million for the year ended December 31, 2012 compared to $0.4 million for the year ended December 31, 2011.

Provision for Income Taxes

Income tax expense decreased by $12.2 million, from $31.4 million for the year ended December 31, 2011 to $19.2 million for the year ended December 31, 2012. The decrease was due to a decrease in income before provision for income taxes and equity income of $54.7 million. The effective income tax rate increased from 36.6% for the year ended December 31, 2011 to 61.7% for the year ended December 31, 2012. The year over year increase was due to an increase in the non-deductible non-cash compensation, a higher state effective tax rate as well as higher return to provision adjustments.

The following table summarizes the effective income tax rate components for the years ended December 31, 2012 and 2011:

	For the Year Ended December 31,
	2012	2011
Statutory provision rate	35.0%	35.0%
Permanent differences and other items
State tax provision	6.7%	3.9%
Section 199 manufacturing credit	(3.2%)	(2.3%)
Incremental tax effects of foreign earnings	1.8%	0.2%
Return to provision adjustments	1.2%	(0.7%)
Re-rate of deferred taxes	(0.8%)	(0.3%)
Non-deductible non-cash compensation(1)	22.0%	0.4%
Other	(1.0%)	0.4%

Effective income tax rate	61.7%	36.6%

(1)	Reflects the increase in effective income tax rate resulting from non-cash compensation expense that was recognized by us in connection with $19.5 million of distributions made to certain of our executives and other employees by Halkos in June 2012 from the proceeds it received from us as a result of the Term Loan Refinancing. For the year ended December 31, 2011, non-cash compensation expense totaled $0.9 million. The additional selling, general and administrative expense lowered our income before provision for income taxes and equity income, which resulted in our effective tax rate being higher in the 2012 and 2011 periods.

Equity Income

Equity income, net of tax, remained relatively flat from $0.9 million for the year ended December 31, 2011 to $1.0 million for the year ended December 31, 2012.

Net Income Attributable to Global Brass and Copper Holdings, Inc.

Net income attributable to Global Brass and Copper Holdings, Inc. decreased by $42.6 million, or 77.3%, from $55.1 million for the year ended December 31, 2011 to $12.5 million for the year ended December 31, 2012 due to the loss on extinguishment of debt, non-cash compensation charges for vested profits interest shares and other changes in operating income, partially offset by the decrease in provision for income taxes, as described above.

Consolidated Adjusted EBITDA

Consolidated Adjusted EBITDA decreased by $7.2 million, or 5.9%, from $122.6 million for the year ended December 31, 2011 to $115.4 million for the year ended December 31, 2012. The decrease was due to lower volume of $3.2 million, lower average sales prices of $1.3 million, the change in the accounts receivable recoverability estimate resulting in the decrease in the allowance for doubtful accounts of $0.8 million in 2012 (compared to $4.2 million in 2011) and increases in legal, audit and professional fees of $2.8 million. Partially offsetting the decrease were lower manufacturing conversion costs of $1.1 million, lower shrinkage costs of $1.0 million due to lower metal costs, lower incentive compensation costs of $1.0 million and a decrease in other adjustments included in the calculation of Consolidated Adjusted EBITDA of $0.4 million.

Consolidated EBITDA and Consolidated Adjusted EBITDA are non-GAAP financial measures. See “—Non-GAAP Measures—EBITDA-Based Measures”. Below is a reconciliation of net income attributable to Global Brass and Copper Holdings, Inc. to Consolidated EBITDA and Consolidated Adjusted EBITDA for the years ended December 31, 2012 and 2011:

	For the Year Ended December 31,
(in millions)	2012	2011
Net income attributable to Global Brass and Copper Holdings, Inc.	$12.5	$55.1
Interest expense	39.7	40.0
Provision for income taxes	19.2	31.4
Depreciation expense	6.8	4.5
Amortization expense	0.1	0.2

Consolidated EBITDA	$78.3	$131.2
(Gain) loss on derivative contracts(a)	(1.6)	1.1
Gain from LIFO layer depletion(b)	(4.8)	(15.2)
Loss on extinguishment of debt(c)	19.6	—
Non-cash accretion of income of Dowa joint venture(d)	(0.7)	(0.7)
Non-cash Halkos profits interest compensation expense(e)	19.5	0.9
Management fees(f)	1.0	1.0
Specified legal/professional expenses(g)	3.3	4.3
Lower of cost or market adjustment to inventory(h)	0.3	—
Other adjustments(i)	0.5	—

Consolidated Adjusted EBITDA	$115.4	$122.6

(a)	Represents unrealized gains and losses on derivative contracts in support of our balanced book approach and unrealized gains and losses associated with derivative contracts with respect to electricity and natural gas costs.

(b)	Calculated based on the difference between the base year LIFO carrying value and the metal prices prevailing in the market at the time of inventory depletion.

(c)	Represents the loss on the extinguishment of debt recognized in connection with the Term Loan Refinancing.

(d)	As a result of the application of purchase accounting in connection with the November 2007 acquisition, no carrying value was initially assigned to our equity investment in our joint venture with Dowa. This adjustment represents the accretion of equity in our joint venture with Dowa at the date of the acquisition over a 13-year period (which represents the estimated useful life of the technology and patents of the joint venture). See note 7 to our audited consolidated financial statements, which are included elsewhere in this prospectus.

(e)	The 2012 amount represents dividend payments made by Halkos to members of our management that resulted in a non-cash compensation charge in connection with the Parent Distribution in June 2012.

The 2011 amount represents a portion of the dividend payments made by Halkos to members of our management that resulted in a non-cash compensation charge in connection with the refinancing transaction that occurred in August 2010. See note 17 to our audited consolidated financial statements, which are included elsewhere in this prospectus.

(f)	Represents annual management fees payable to affiliates of KPS. See note 15 to our audited consolidated financial statements, which are included elsewhere in this prospectus.

(g)	Specified legal/professional expenses for the year ended December 31, 2012 included $3.3 million of professional fees for accounting, tax, legal and consulting services related to an initial public offering and certain regulatory and compliance matters.

Specified legal/professional expenses for the year ended December 31, 2011 included $3.9 million of professional fees for accounting, tax, legal and consulting services related to an initial public offering and $0.9 million of expense incurred relating to a waiver obtained from our lenders under the Term Loan Facility and the 2010 ABL Facility, $0.9 million of expense related to an abandoned contemplated acquisition, and $0.6 million of expense related to the October 2011 amendment of the Term Loan Facility and the 2010 ABL Facility. Partly offsetting this was income of $2.0 million from a favorable legal settlement related to a products liability lawsuit in which we were named as a third-party defendant. The waiver fee paid related to a waiver from the lenders under the Term Loan Facility and the 2010 ABL Facility for a technical restatement of the financial statements of Global Brass and Copper, Inc. previously delivered and an additional waiver because the consolidated financial statements of Global Brass and Copper, Inc. for the year ended December 31, 2010 could not be delivered within the prescribed time period as a result of the restatement. For more information, see “—Liquidity and Capital Resources—Outstanding Indebtedness—The ABL Facility” and “—Internal Control over Financial Reporting”.

(h)	Represents a non-cash lower of cost or market charge for the write down of inventory.

(i)	Represents a call premium of $0.5 million as a result of a voluntary prepayment of $15.0 million on our Term Loan Facility in April 2012.

Segment Results of Operations

Segment Results of Operations for the Year Ended December 31, 2012, Compared to the Year Ended December 31, 2011

See note 18 of our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding our segment reporting.

	For the Year Ended December 31,		Change 2012 vs. 2011
(in millions)	2012	2011	Amount	Percent
Pounds shipped
Olin Brass	266.2	261.9	4.3	1.6%
Chase Brass	216.9	225.8	(8.9)	(3.9%)
A.J. Oster	67.2	70.2	(3.0)	(4.3%)
Corporate & other(1)	(47.1)	(47.9)	0.8	1.7%

Total	503.2	510.0	(6.8)	(1.3%)

Net Sales
Olin Brass	$722.9	$766.5	$(43.6)	(5.7%)
Chase Brass	648.0	705.6	(57.6)	(8.2%)
A.J. Oster	326.4	356.2	(29.8)	(8.4%)
Corporate & other(1)	(46.8)	(49.2)	2.4	4.9%

Total	$1,650.5	$1,779.1	$(128.6)	(7.2%)

Segment Adjusted EBITDA
Olin Brass	$45.1	$45.3	$(0.2)	(0.4%)
Chase Brass	66.6	73.7	(7.1)	(9.6%)
A.J. Oster	19.5	17.9	1.6	8.9%

Total for operating segments	$131.2	$136.9	$(5.7)	(4.2%)

(1)	Amounts represent intercompany eliminations

Below is a reconciliation of income before provision for income taxes and equity income to Segment EBITDA and Segment Adjusted EBITDA:

	For the Year Ended December 31, 2012			For the Year Ended December 31, 2011
(in millions)	Olin Brass	Chase Brass	AJ Oster	Olin Brass	Chase Brass	AJ Oster
Income before provision for income taxes and equity income:	$41.6	$65.7	$23.7	$51.0	$71.8	$24.8
Interest expense	—	—	—	0.1	—	—
Depreciation expense	3.8	2.4	0.3	2.6	1.7	0.2
Amortization expense	—	0.1	—	—	0.2	—

Segment EBITDA(1)	$45.4	$68.2	$24.0	$53.7	$73.7	$25.0
Equity income, net of tax	1.0	—	—	0.9	—	—
Net income attributable to non-controlling interest	(0.4)	—	—	(0.2)	—	—
Gain from LIFO layer depletion(2)	(0.2)	(1.6)	(4.5)	(8.4)	—	(7.1)
Non-cash accretion of income of Dowa joint venture(3)	(0.7)	—	—	(0.7)	—	—

Segment Adjusted EBITDA(1)	$45.1	$66.6	$19.5	$45.3	$73.7	$17.9

(1)	Segment EBITDA and Segment Adjusted EBITDA are non-GAAP financial measures. See “—Non-GAAP Measures—EBITDA-Based Measures”.

(2)	Calculated based on the difference between the base year LIFO carrying value and the metal prices prevailing in the market at the time of inventory depletion.

(3)	As a result of the application of purchase accounting in connection with the November 2007 acquisition, no carrying value was initially assigned to our equity investment in our joint venture with Dowa. This adjustment represents the accretion of equity in our joint venture with Dowa over a 13-year period (which represents the estimated useful life of the technology and patents of the joint venture). See note 7 to our audited consolidated financial statements, which are included elsewhere in this prospectus.

Olin Brass

Olin Brass net sales decreased by $43.6 million, or 5.7%, from $766.5 million for the year ended December 31, 2011 to $722.9 million for the year ended December 31, 2012. The decrease was due to lower average sales prices primarily due to product mix changes and lower metal prices, partially offset by higher volume.

Volume increased by 4.3 million pounds, or 1.6%, from 261.9 million pounds for the year ended December 31, 2011 to 266.2 million pounds for the year ended December 31, 2012. The increase in volume, which partially offset the decrease in net sales by $12.5 million, was the result of increased demand in the munitions, coinage (other than volumes associated with the $1 coin), and automotive end markets, which was partially offset by lower $1 coin demand by the United States Mint due to the suspension of the $1 coin production.

Lower metal prices combined with lower average sales prices contributed $56.1 million to the decrease in net sales. The lower average sales prices were primarily the result of product mix changes, substantially due to lower demand from the United States Mint as a result of the suspension of the $1 coin production.

Olin Brass’s Segment Adjusted EBITDA decreased slightly to $45.1 million in 2012 as compared to $45.3 million in 2011, which was the result of lower average selling prices, which were partially offset by lower manufacturing conversion costs and higher volume.

Chase Brass

Chase Brass net sales decreased by $57.6 million, or 8.2%, from $705.6 million for the year ended December 31, 2011 to $648.0 million for the year ended December 31, 2012. The decrease was due to lower metal prices and lower volume, partially offset by higher average sales prices.

Volume decreased by 8.9 million pounds, or 3.9%, from 225.8 million pounds for the year ended December 31, 2011 to 216.9 million pounds for the year ended December 31, 2012. The decrease in volume, which contributed $27.8 million to the decrease in net sales, was the result of increased competition from foreign imports, partially offset by increased demand in the building and housing end markets.

Lower metal prices, partially offset by improved pricing, contributed $29.8 million to the decrease in net sales.

Segment Adjusted EBITDA of Chase Brass decreased by $7.1 million, from $73.7 million for the year ended December 31, 2011 to $66.6 million for the year ended December 31, 2012. The decrease was due primarily to lower volume, higher manufacturing conversion costs and a change in management’s estimate of the recoverability of accounts receivable resulting in a reversal of the provision for bad debt, partially offset by lower shrinkage costs due to lower metal costs and higher average selling prices.

A.J. Oster

A.J. Oster net sales decreased by $29.8 million, or 8.4%, from $356.2 million for the year ended December 31, 2011 to $326.4 million for the year ended December 31, 2012. The decrease was due primarily to lower volume as we continue to optimize our product mix and lower metal costs, partially offset by higher average sales prices.

Volume decreased by 3.0 million pounds, or 4.3%, from 70.2 million pounds for the year ended December 31, 2011 to 67.2 million pounds for the year ended December 31, 2012. The decrease in volume, which decreased net sales by $15.1 million, was primarily the result of our continued efforts to optimize our product mix, partially offset by increased demand in the building and housing and automotive end markets.

Lower metal prices, partially offset by improved pricing, contributed $14.7 million to the decrease in net sales.

Segment Adjusted EBITDA of A.J. Oster increased by $1.6 million, from $17.9 million for the year ended December 31, 2011 to $19.5 million for the year ended December 31, 2012. The increase was due to higher average sales prices, partially offset by the impact of lower volume and higher manufacturing conversion costs.

Consolidated Results of Operations for the Year Ended December 31, 2011, Compared to the Year Ended December 31, 2010.

The statement of operations data presented below for the years ended December 31, 2011 and 2010 are derived from our audited consolidated financial statements.

	For the Year Ended December 31,				Change: 2011 vs. 2010
(in millions)	2011	% of Net Sales	2010	% of Net Sales	Amount	Percent
Net sales	$1,779.1	100.0%	$1,658.7	100.0%	$120.4	7.3%
Cost of sales	1,583.9	89.0%	1,496.7	90.2%	86.8	5.8%

Gross profit	195.6	11.0%	162.0	9.8%	33.6	20.7%
Selling, general and administrative expenses	69.4	3.9%	68.9	4.2%	0.5	0.7%

Operating income	126.2	7.1%	93.1	5.6%	33.1	35.6%
Third party interest expense	40.0	2.2%	22.6	1.4%	17.4	77.0%
Related party interest expense	—	0.0%	2.5	0.2%	(2.5)	-100.0%
Other expense, net	0.4	0.0%	0.8	0.0%	(0.4)	-50.0%

Income before provision for income taxes and equity income	85.8	4.8%	67.2	4.1%	18.6	27.7%
Provision for income taxes	31.4	1.8%	26.6	1.6%	4.8	18.0%

Income before equity income	54.4	3.1%	40.6	2.4%	13.8	34.0%
Equity income, net of tax	0.9	0.1%	1.5	0.1%	(0.6)	-40.0%

Net income	55.3	3.1%	42.1	2.5%	13.2	31.4%
Less: Net income attributable to noncontrolling interest	0.2	0.0%	0.5	0.0%	(0.3)	-60.0%

Net income attributable to Global Brass and Copper Holdings, Inc.	$55.1	3.1%	$41.6	2.5%	$13.5	32.5%

Consolidated Adjusted EBITDA	$122.6	6.9%	$99.0	6.0%	$23.6	23.8%

Net Sales

Net sales increased by $120.4 million, or 7.3%, from $1,658.7 million for the year ended December 31, 2010 to $1,779.1 million for the year ended December 31, 2011. Increases in metal prices and sales average prices increased net sales by $225.2 million and $46.0 million, respectively, which were partially offset by a decrease in volume which decreased net sales by $150.8 million. Metal prices reflect the replacement cost recovery from the customer, whereas the sales prices represent the pricing component of adjusted sales, which we define as the excess of net sales over the metal component of net sales.

Volume decreased by 44.1 million pounds, or 8.0%, from 554.1 million pounds for the year ended December 31, 2010 to 510.0 million pounds for the year ended December 31, 2011. The decrease in volume was the result of our continued efforts to rationalize our product mix in order to provide optimal margins and growth opportunities and lower demand in the building and housing end market, partially offset by higher demand in the automotive end market.

The metal cost recovery component of net sales increased by $128.4 million, or 11.5%, from $1,120.2 million for the year ended December 31, 2010 to $1,248.6 million for the year ended December 31, 2011. Per unit metal cost increased 21.3% and contributed $225.2 million to the increase in net sales, primarily as a result of a 16.6% increase in average daily copper prices as reported by COMEX during the year ended December 31, 2011 as compared to the same period in 2010. Lower volume partially offset the increase in the metal cost recovery component of net sales by $96.8 million.

Adjusted Sales

Adjusted sales, the excess of net sales over the metal component of net sales, decreased by $8.0 million, or 1.5%, from $538.5 million for the year ended December 31, 2010 to $530.5 million for the year ended December 31, 2011. Lower volume contributed $54.0 million to the decrease, which was partially offset by $46.0 million related to improved pricing and the rationalization of product mix. Adjusted sales per pound increased in 2011 by 7.2% compared to 2010, which was the result of a net increase in average selling prices at the segment level, partially offset by the effect of changes in the mix of sales by segment relative to the company as a whole.

Adjusted sales is a non-GAAP financial measure. See “—Non-GAAP Measures—Adjusted Sales”. The following table presents a reconciliation of net sales to adjusted sales and net sales per pound to adjusted sales per pound:

	For the Year Ended December 31,		Change: 2011 vs. 2010
(in millions, except per pound values)	2011	2010	Amount	Percent
Pounds shipped	510.0	554.1	(44.1)	(8.0%)
Net sales	$1,779.1	$1,658.7	$120.4	7.3%
Metal component of net sales	1,248.6	1,120.2	128.4	11.5%

Adjusted sales	$530.5	$538.5	$(8.0)	(1.5%)

$ per pound shipped
Net sales per pound	$3.49	$2.99	$0.50	16.7%
Metal component of net sales per pound	2.45	2.02	0.43	21.3%

Adjusted sales per pound	$1.04	$0.97	$0.07	7.2%

Average reported copper price per pound	$4.00	$3.43	$0.57	16.6%

Gross Profit

Gross profit increased by $33.6 million, or 20.7%, from $162.0 million for the year ended December 31, 2010 to $195.6 million for the year ended December 31, 2011. Gross profit per pound increased from $0.29 for the year ended December 31, 2010 to $0.38 for the year ended December 31, 2011.

Gross profit for the year ended December 31, 2011 included a loss of $1.1 million related to net unrealized losses on derivative contracts. Gross profit for the year ended December 31, 2010 includes a loss of $12.0 million related to collateral hedge contracts required under our 2007 ABL Facility and net unrealized losses on other derivative contracts. We exclude all such losses in calculating Segment Adjusted EBITDA and Consolidated Adjusted EBITDA. See “—Non-GAAP Measures—EBITDA-Based Measures”.

Gross profit for the years ended December 31, 2011 and 2010 also reflect the reduction of inventory quantities and a decrement in the base LIFO layer, which is carried at a copper price of $1.52 per pound and is significantly below weighted-average replacement costs of $4.00 and $3.43 per pound for the years ended December 31, 2011 and 2010, respectively. Gross profit for the year ended December 31, 2011 included a LIFO gain of $15.2 million, compared to a LIFO gain of $21.0 million in the year ended December 31, 2010. We exclude the above items in calculating Segment Adjusted EBITDA and Consolidated Adjusted EBITDA. See “—Non-GAAP Measures—EBITDA-Based Measures”.

Depreciation expense included in gross profit increased from $2.8 million for the year ended December 31, 2010 to $4.5 million for the year ended December 31, 2011. The increase is attributable to an increase in our depreciable asset base from $44.5 million at December 31, 2010 to $67.1 million at December 31, 2011.

Several other offsetting factors contributed to the remaining $30.2 million increase in gross profit in 2011. Higher average sales prices, lower shrinkage costs, and lower restructuring and other business transformation charges in the year ended December 31, 2011 contributed $46.0 million, $2.0 million, and $3.6 million, respectively, to the increase in gross profit. The $3.6 million in restructuring and other business transformation charges recorded in 2010 related to a provision for excess and obsolete inventory resulting from rationalization of our product mix, severance costs related to a reduction in force and fees paid to labor and productivity consultants. Also contributing to the increase in gross profit was $2.6 million related to an organizational realignment of certain departments that were reclassified to selling, general and administrative expenses. These factors were partially offset by the impact of lower volume in the year ended December 31, 2011 of $19.6 million and higher manufacturing conversion costs of $4.4 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $0.5 million, or 0.7%, from $68.9 million for the year ended December 31, 2010 to $69.4 million for the year ended December 31, 2011. Non-cash compensation charges for vested profits interest shares included in selling, general and administrative expenses were $0.9 million and $3.5 million for the years ended December 31, 2011 and 2010, respectively.

In 2011, selling, general and administrative expenses included a decrease in the allowance for doubtful accounts of $4.2 million which resulted from management’s change in its estimate of the recoverability of accounts receivable. In 2010, we recorded a provision for bad debt of $1.3 million.

Several other factors contributed to the increase in selling, general and administrative expenses in 2011. Professional fees for accounting, tax, legal and consulting services increased by $3.8 million in 2011 as compared to 2010. Also contributing to the increase to selling, general and administrative expenses was $2.6 million due to an organizational realignment of certain departments that were previously recorded in cost of sales, $1.2 million of expenses incurred with the establishment of an office located in Louisville, Kentucky, and increases in other selling, general and administrative expenses of $1.0 million.

Operating Income

Operating income increased by $33.1 million, or 35.6%, from $93.1 million for the year ended December 31, 2010 to $126.2 million for the year ended December 31, 2011 due to the changes in gross profit and selling, general and administrative expenses described above.

Interest Expense

Interest expense increased by $14.9 million from $25.1 million for the year ended December 31, 2010 to $40.0 million for the year ended December 31, 2011. The increase was due to higher interest rates (a weighted average of 10.3% per annum during 2011 compared to 7.1% per annum during 2010) primarily due to the agreement governing the Term Loan Facility entered into as part of the August 18, 2010 refinancing as well as higher average borrowings on our debt facilities of $319.0 million in 2011 as compared to $313.0 million in 2010.

The following table summarizes the components of interest expense:

	For the Year Ended, December 31,
(in millions)	2011	2010
Interest on principal	$32.7	$22.3
Interest rate cap agreements	1.9	(0.8)
Amortization of debt discount and issuance costs	4.7	2.3
Capitalized interest	(0.6)	—
Other borrowing costs(1)	1.3	1.3

Interest expense	$40.0	$25.1

(1)	Includes interest on letters of credit, unused line of credit fees and capital lease obligations.

In compliance with the Term Loan Facility, we entered into interest rate cap agreements to fix a portion of our variable rate debt. During the year ended December 31, 2011, the fair value of the interest rate caps declined by $1.9 million, and the decline in fair value was recorded as non-cash interest expense. The increase in amortization expense was primarily due to the refinancing on August 18, 2010, which resulted in amortization of capitalized costs associated with the refinancing as described in “—Financial Information, Acquisition, Business Transformation and Refinancing—Refinancing” above.

Other Expense, Net

We recorded other expense, net of $0.4 million for the year ended December 31, 2011 compared to $0.8 million for the year ended December 31, 2010. During the year ended December 31, 2011, we recorded income of $2.0 million related to a favorable legal settlement of a products liability lawsuit in which we were named as a third-party defendant. Partially offsetting this was $0.9 million of expense incurred relating to a waiver obtained from our lenders under the Term Loan Facility and the 2010 ABL Facility in May 2011 and $0.6 million of expense related to the October 2011 amendment of the Term Loan Facility and 2010 ABL Facility. The fee paid related to a waiver for a technical restatement of the financial statements of Global Brass and Copper, Inc. previously delivered and an additional waiver because the consolidated financial statements of Global Brass and Copper, Inc. for the year ended December 31, 2010 could not be delivered within the prescribed time period as a result of the restatement. For more information, see “—Liquidity and Capital Resources—Outstanding Indebtedness—The ABL Facility” and “—Internal Control over Financial Reporting”.

Provision for Income Taxes

Income tax expense increased by $4.8 million, from $26.6 million for the year ended December 31, 2010 to $31.4 million for the year ended December 31, 2011. The increase was due to higher income before provision for income taxes and equity income of $85.8 million for the year ended December 31, 2011 as compared to $67.2 million for the year ended December 31, 2010. The effective income tax rate decreased from 39.6% for the year ended December 31, 2010 to 36.6% for the year ended December 31, 2011. This decrease was due to a lower state effective tax rate, a lower non-deductible non-cash compensation expense, as well as an increase in the Section 199 manufacturing deduction, which is a tax deduction available to certain U.S. firms engaged in domestic manufacturing operations. The increase in the Section 199 manufacturing deduction was driven by the increase in the applicable deduction rate from 6% for the year ended December 31, 2010 to 9% for the year ended December 31, 2011.

The following table summarizes the effective income tax rate components for the years ended December 31, 2011 and 2010.

	For the Year Ended December 31,
	2011	2010
Statutory provision rate	35.0%	35.0%
Permanent differences and other items
State tax provision	3.9%	6.0%
Section 199 manufacturing credit	(2.3%)	(1.5%)
Incremental tax effects of foreign earnings	0.2%	0.3%
Return to provision adjustments	(0.7%)	(2.2%)
Re-rate of deferred taxes	(0.3%)	(0.2%)
Non-deductible non-cash compensation(1)	0.4%	1.8%
Other	0.4%	0.4%

Effective income tax rate	36.6%	39.6%

(1)	Reflects the increase in effective income tax rate resulting from non-cash compensation expense that was recognized by us in connection with $3.5 million of distributions made to certain of our executives and other employees by Halkos in August 2010 from the proceeds it received from us as a result of the August 2010 refinancing transactions. For the year ended December 31, 2011, non-cash compensation expense totaled $0.9 million. See “Use of Proceeds” and “Certain Relationships and Related Party Transactions.” The additional selling, general and administrative expense lowered our income before provision for income taxes and equity income, which resulted in our effective tax rate being higher in the 2010 and 2011 periods.

Equity Income

Equity income, net of tax, decreased from $1.5 million for the year ended December 31, 2010 to $0.9 million for the year ended December 31, 2011. This decrease was due to reduced profitability from 2010 to 2011 of our equity method investment in our joint venture with Dowa.

Net Income Attributable to Global Brass and Copper Holdings, Inc.

Net income attributable to Global Brass and Copper Holdings, Inc. increased by $13.5 million, or 32.5%, from $41.6 million for the year ended December 31, 2010 to $55.1 million for the year ended December 31, 2011 due to the changes in operating income, partially offset by the increase in interest expense and provision for income taxes, as described above.

Consolidated Adjusted EBITDA

Consolidated Adjusted EBITDA increased by $23.6 million, or 23.8%, from $99.0 million for the year ended December 31, 2010 to $122.6 million for the year ended December 31, 2011. The increase was due to higher average sales prices of $46.0 million, a decrease in the allowance for doubtful accounts of $4.2 million, (as compared to an increase of $1.3 million in 2010) resulting from the change in management’s estimate on the recoverability of accounts receivable, and decreased shrinkage loss costs of $2.0 million. Partially offsetting the increase was lower volume which negatively impacted Consolidated Adjusted EBITDA by $19.6 million, higher selling, general and administrative expenses of $5.6 million, higher manufacturing conversion costs of $4.4 million and an increase in other adjustments included in the calculation of Consolidated Adjusted EBITDA of $0.3 million.

Consolidated EBITDA and Consolidated Adjusted EBITDA are non-GAAP financial measures. See “—Non-GAAP Measures—EBITDA-Based Measures”.

Below is a reconciliation of net income attributable to Global Brass and Copper Holdings, Inc. to Consolidated EBITDA and Consolidated Adjusted EBITDA for the years ended December 31, 2011 and 2010:

	Year Ended December 31,
(in millions)	2011	2010
Net income attributable to Global Brass and Copper Holdings, Inc.	$55.1	$41.6
Interest expense	40.0	25.1
Provision for income taxes	31.4	26.6
Depreciation expense	4.5	2.8
Amortization expense	0.2	0.2

Consolidated EBITDA	$131.2	$96.3
Loss on derivative contracts(a)	1.1	12.0
Gain from LIFO layer depletion(b)	(15.2)	(21.0)
Non-cash accretion of income of Dowa joint venture(c)	(0.7)	(0.7)
Non-cash Halkos profits interest compensation expense(d)	0.9	3.5
Management fees(e)	1.0	1.0
Restructuring and other business transformation charges(f)	—	6.1
Specified legal/professional expenses(g)	4.3	1.8

Consolidated Adjusted EBITDA	$122.6	$98.6

(a)	Represents realized and unrealized gains and losses related to the collateral hedge that was required under the 2007 ABL Facility and is no longer required under the ABL Facility, unrealized gains and losses on derivative contracts in support of our balanced book approach and unrealized gains and losses associated with derivative contracts with respect to electricity and natural gas costs. No additional gains and losses with respect to the collateral hedge will be incurred in any subsequent periods. The following table summarizes the loss on derivative contracts:

	Year Ended December 31,
	2011	2010
Collateral hedge	$—	$4.6
Other	1.1	7.4

Loss on derivative contracts	$1.1	$12.0

(b)	Calculated based on the difference between the base year LIFO carrying value and the metal prices prevailing in the market at the time of inventory depletion.

(c)	As a result of the application of purchase accounting in connection with the November 2007 acquisition, no carrying value was initially assigned to our equity investment in our joint venture with Dowa. This adjustment represents the accretion of equity in our joint venture with Dowa at the date of the acquisition over a 13-year period (which represents the estimated useful life of the technology and patents of the joint venture). See note 7 to our audited consolidated financial statements, which are included elsewhere in this prospectus.

(d)	Represents a portion of the dividend payments made by Halkos to members of our management that resulted in a non-cash compensation charge in connection with the refinancing transaction that occurred in August 2010. See “Certain Relationships and Related Party Transactions”.

(e)	Represents annual management fees payable to affiliates of KPS. See “Certain Relationships and Related Party Transactions”.

(f)	Restructuring and other business transformation charges for the year ended December 31, 2010 included $3.2 million in severance charges to certain employees at Olin Brass, $0.5 million incurred for labor and productivity consultants in connection with operations at the Somers Thin Strip facility and $2.4 million in charges for excess and obsolete material associated with our exit and our share reduction in negative and low-margin product lines.

(g)	Specified legal/professional expenses for the year ended December 31, 2011 included $3.9 million of professional fees for accounting, tax, legal and consulting services related to an initial public offering and $0.9 million of expense incurred relating to a waiver obtained from our lenders under the Term Loan Facility and the 2010 ABL Facility, $0.9 million of expense related to an abandoned contemplated acquisition, and $0.6 million of expense related to the October 2011 amendment of the Term Loan Facility and the 2010 ABL Facility. Partly offsetting this was income of $2.0 million from a favorable legal settlement related to a products liability lawsuit in which we were named as a third-party defendant. The waiver fee paid related to a waiver from the lenders under the Term Loan Facility and the 2010 ABL Facility for a technical restatement of the financial statements of Global Brass and Copper, Inc. previously delivered and an additional waiver because the consolidated financial statements of Global Brass and Copper, Inc. for the year ended December 31, 2010 could not be delivered within the prescribed time period as a result of the restatement. For more information, see “—Liquidity and Capital Resources—Outstanding Indebtedness—The ABL Facility” and “—Internal Control over Financial Reporting”.

Specified legal/professional expenses for the year ended December 31, 2010 included legal and consulting fees of $0.8 million associated with the successful defense of two assumed predecessor company liabilities, $0.9 million of professional fees incurred in connection with preparations for the August 18, 2010 refinancing of the 2007 ABL Facility and other future financings and $0.1 million associated with regulatory and compliance matters.

Segment Results of Operations

Segment Results of Operations for the Year Ended December 31, 2011, Compared to the Year Ended December 31, 2010

See note 18 of our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding our segment reporting.

	Year Ended December 31,		Change 2011 vs. 2010
(in millions)	2011	2010	Amount	Percent
Pounds shipped
Olin Brass	261.9	307.0	(45.1)	(14.7%)
Chase Brass	225.8	230.8	(5.0)	(2.2%)
A.J. Oster	70.2	79.4	(9.2)	(11.6%)
Corporate & other(1)	(47.9)	(63.1)	15.2	24.1%

Total	510.0	554.1	(44.1)	(8.0%)

Net Sales
Olin Brass	$766.5	$768.2	$(1.7)	(0.2%)
Chase Brass	705.6	612.6	93.0	15.2%
A.J. Oster	356.2	337.5	18.7	5.5%
Corporate & other(1)	(49.2)	(59.6)	10.4	17.4%

Total	$1,779.1	$1,658.7	$120.4	7.3%

Segment Adjusted EBITDA
Olin Brass	$45.3	$23.2	$22.1	95.3%
Chase Brass	73.7	61.2	12.5	20.4%
A.J. Oster	17.9	21.3	(3.4)	(16.0%)

Total for operating segments	$136.9	$105.7	$31.2	29.5%

(1)	Amounts represent intercompany eliminations

Below is a reconciliation of income before provision for income taxes and equity income to Segment EBITDA and Segment Adjusted EBITDA:

	Year Ended December 31, 2011			Year Ended December 31, 2010
($ in millions)	Olin Brass	Chase Brass	AJ Oster	Olin Brass	Chase Brass	AJ Oster
Income before provision for income taxes and equity income:	$51.0	$71.8	$24.8	$44.6	$60.0	$21.1
Interest expense	0.1	—	—	—	—	—
Depreciation expense	2.6	1.7	0.2	1.6	1.0	0.2
Amortization expense	—	0.2	—	—	0.2	—

Segment EBITDA(1)	$53.7	$73.7	$25.0	$46.2	$61.2	$21.3
Equity income, net of tax	0.9	—	—	1.5	—	—
Net income attributable to non-controlling interest	(0.2)	—	—	(0.5)	—	—
Gain from LIFO layer depletion(2)	(8.4)	—	(7.1)	(23.3)	—	—
Non-cash accretion of income of Dowa joint venture(3)	(0.7)	—	—	(0.7)	—	—

Segment Adjusted EBITDA(1)	$45.3	$73.7	$17.9	$23.2	$61.2	$21.3

(1)	Segment EBITDA and Segment Adjusted EBITDA are non-GAAP financial measures. See “—Non-GAAP Measures—EBITDA-Based Measures.”

(2)	Calculated based on the difference between the base year LIFO carrying value and the metal prices prevailing in the market at the time of inventory depletion.

(3)	As a result of the application of purchase accounting in connection with the November 2007 acquisition, no carrying value was initially assigned to our equity investment in our joint venture with Dowa. This adjustment represents the accretion of equity in our joint venture with Dowa over a 13-year period (which represents the estimated useful life of the technology and patents of the joint venture). See Note 7 to our audited consolidated financial statements, which are included elsewhere in this prospectus.

Olin Brass

Olin Brass net sales decreased by $1.7 million, or 0.2%, from $768.2 million for the year ended December 31, 2010 to $766.5 million for the year ended December 31, 2011. The decrease was due to lower volume offset by higher metal costs and higher average sales prices.

Volume decreased by 45.1 million pounds, or 14.7%, from 307.0 million pounds for the year ended December 31, 2010 to 261.9 million pounds for the year ended December 31, 2011. The decrease in volume, which contributed $112.8 million to the decrease in net sales, was the result of our continued efforts to rationalize our product mix in order to provide optimal margins and growth opportunities which were partially offset by higher demand in the automotive end market.

Higher metal prices, improved pricing and rationalization of the product mix contributed $111.1 million to net sales, offsetting almost all of the impact of the volume decrease.

Segment Adjusted EBITDA of Olin Brass increased by $22.1 million, from $23.2 million for the year ended December 31, 2010 to $45.3 million for the year ended December 31, 2011. The increase was due primarily to higher average sales prices and restructuring and other business transformation charges, partially offset by a decrease in volume. The restructuring and other business transformation charges related to a provision for excess and obsolete inventory resulting from a rationalization of our product mix, severance costs related to a workforce reduction and fees paid to labor and productivity consultants, all of which occurred during the year ended December 31, 2010 and did not recur in 2011.

Chase Brass

Chase Brass net sales increased by $93.0 million, or 15.2%, from $612.6 million for the year ended December 31, 2010 to $705.6 million for the year ended December 31, 2011. The increase was due primarily to higher metal costs and higher average sales prices in the year ended December 31, 2011, partially offset by lower volume.

Volume decreased by 5.0 million pounds, or 2.2%, from 230.8 million pounds for the year ended December 31, 2010 to 225.8 million pounds for the year ended December 31, 2011. The decrease in volume, which partially offset the increase in net sales by $13.2 million, was the result of our continued efforts to rationalize our product mix in order to provide optimal margins and growth opportunities and lower demand in the building and housing end market.

Higher metal prices, improved pricing and rationalization of the product mix contributed $106.2 million to the increase in net sales as compared to 2010.

Segment Adjusted EBITDA of Chase Brass increased by $12.5 million, from $61.2 million for the year ended December 31, 2010 to $73.7 million for the year ended December 31, 2011. The increase was due primarily to higher average sales prices, a decrease in the allowance for doubtful accounts resulting from lower estimated losses, partially offset by lower volume and higher shrinkage loss costs.

A.J. Oster

A.J. Oster net sales increased by $18.7 million, or 5.5%, from $337.5 million for the year ended December 31, 2010 to $356.2 million for the year ended December 31, 2011. The increase was due primarily to higher metal costs and higher average sales prices in the year ended December 31, 2011, partially offset by lower volume.

Volume decreased by 9.2 million pounds, or 11.6%, from 79.4 million pounds for the year ended December 31, 2010 to 70.2 million pounds for the year ended December 31, 2011. The decrease in volume, which partially offset the increase in net sales by $39.2 million, was the result of our continued efforts to rationalize our product mix in order to provide optimal margins and growth opportunities and lower demand in the building and housing end market, partially offset by higher demand in the automotive end market.

Higher metal prices, improved pricing and rationalization of the product mix contributed $57.9 million to the increase in net sales as compared to 2010.

Segment Adjusted EBITDA of A.J. Oster decreased by $3.4 million, from $21.3 million for the year ended December 31, 2010 to $17.9 million for the year ended December 31, 2011. The decrease was due to lower volume and higher supplier prices, including products supplied by Olin Brass, which was partially offset by higher average sales prices.

Liquidity and Capital Resources

Sources and Uses of Cash

Our primary uses of cash are to fund working capital, operating expenses, debt service and capital expenditures. Historically, our primary sources of short-term liquidity have been cash flow from operations and borrowings under our ABL Facility. Global Brass and Copper Holdings derives all its cash flow from its subsidiaries, including Global Brass and Copper, Inc., and receives dividends, distributions and other payments from them to generate the funds necessary to meet its financial obligations. However, Global Brass and Copper Holdings is a holding company with no operations, no employees and no assets other than its investment in Global Brass and Copper, Inc. All of our operations are conducted at Global Brass and Copper, Inc. and its subsidiaries. Global Brass and Copper, Inc. is also the primary obligor on our indebtedness, and Global Brass and Copper Holdings has no indebtedness other than its guarantee of Global Brass and Copper, Inc.’s indebtedness. The credit agreement governing the ABL Facility and the Indenture do not limit the ability of subsidiaries of Global Brass and Copper, Inc. to dividend or distribute cash to Global Brass and Copper, Inc. to meet its obligations under those agreements or to operate its business. The credit agreement governing the ABL Facility and the Indenture do, however, limit the ability of Global Brass and Copper, Inc. and its subsidiaries to dividend or distribute cash to Global Brass and Copper Holdings and to its equityholders, although ordinary course dividends and distributions to meet the limited holding company expenses and related obligations at Global Brass and Copper Holdings of up to $5 million per year are permitted under those agreements. Under the terms of the Indenture, Global Brass and Copper, Inc. is also permitted to dividend or distribute to Global Brass and Copper Holdings and its equityholders up to 50% of its Consolidated Net Income (as defined in the Indenture) from April 1, 2012 to the end of Global Brass and Copper’s most recently ended fiscal quarter. As of June 30, 2013, all of the net assets of the subsidiaries are restricted except for $28.6 million which are permitted dividend distributions under the Indenture. Because these limitations apply only to dividends or distributions to a holding company and our equityholders, we do not believe that the restrictions on dividends and distributions to Global Brass and Copper Holdings and its equityholders imposed by the terms of our debt agreements have any impact on our liquidity, financial condition or results of operations. We believe that these resources will be sufficient to meet our working capital and debt service needs for the next twelve months, including costs that we may incur in connection with our growth strategy. At June 30, 2013, we had $56.0 million of outstanding borrowings under our ABL Facility, $0.5 million of letters of credit, and borrowing availability of $143.5 million. The letters of credit primarily represent collateral against certain workers compensation liabilities assumed from Olin Corporation.

On August 18, 2010, we refinanced our 2007 ABL Facility, entering into the 2010 ABL Facility. The agreement governing the 2010 ABL Facility (as well as the agreement governing our current ABL Facility) eliminated the collateral hedge requirement that was in the agreement governing the facility being refinanced at the time and required that we lock-in the accumulated mark to market loss recorded in the third quarter 2010 of $32.8 million as of August 18, 2010 such that there would be no further net mark-to-market gains or losses. This was accomplished by taking an offsetting hedge position, in this case a purchase position of matching quantity and maturity to offset the sold position required under the original agreement. Metal price fluctuations from August 18, 2010 to the hedge maturity date resulted in offsetting mark-to-market impacts on the original collateral hedge sold position and on the offsetting purchase position. The accumulated losses were collateralized with a combination of $17.8 million of cash on deposit with the hedge counterparty and $15.0 million of letters of credit. The contracts matured during 2011 and were settled with cash on deposit with the hedge counterparty and canceling the letters of credit.

Our borrowing base under our current ABL Facility fluctuates with changes in eligible accounts receivable and inventory, less outstanding borrowings and letters of credit. As of June 30, 2013, the value of our eligible collateral against which we can borrow exceeded our maximum committed amount of $200.0 million by $112.8 million. Consequently, increases in eligible collateral due to increases in volume, metal prices or inventory balances will not increase the borrowing base but may increase our borrowing requirements. Conversely, decreases in volume, metal prices or inventory balances will not have an immediate impact on the borrowing base due to the excess of eligible collateral over the maximum borrowing base, but may decrease our borrowing requirements. In the event of increased commodity prices as indicated by the terms of the ABL Facility agreement, we may request, but the lenders are not obligated to, increase the maximum borrowings available up to $250.0 million. At any time, if the amount outstanding under the ABL Facility exceeds the maximum allowable borrowings, we are required to make a mandatory prepayment for the amount of the excess borrowings. At any time after the occurrence and during the continuance of a Trigger Event (as defined in the agreement governing the ABL Facility), subject to certain thresholds, reinvestment rights and other exceptions, proceeds received from asset sales, equity issuances or other specified events will be required to be applied (as mandatory prepayments) in whole or in part towards the extinguishment of outstanding amounts due under the ABL Facility.

We are a value-added converter, fabricator, distributor and processor and not a commodity metal producer. We employ our balanced book approach in order to substantially reduce the financial impact of fluctuations in metal costs on our earnings and operating margins. While changes in metal prices do not have a substantial impact on our earnings or margins, except for increased costs attributable to shrinkage loss that occur as a result of increased metal prices and the potential effect higher metal prices may have on our customers’ demand for our products, changes in metal prices do affect our liquidity because of the difference between our payment terms for metal purchases and our credit terms with our customers. As a result, when metal prices are rising, we tend to use more cash or draw more on the ABL Facility to cover the cash flow delay between cash collection from our customers and metal replacement purchases. When metal prices fall, we replace our metal at a lower cost than the metal content of cash collections and generally increase our cash balances or reduce our use of the ABL Facility. Because the financial instruments that we use to effectuate the balanced-book approach are designed to hedge against the cost of metal used in our operations, those financial instruments do not have a material impact on our liquidity. We believe that our cash flow from operations, supplemented with cash available under the ABL Facility, will provide sufficient liquidity to meet our needs in the current metal price environment.

On August 18, 2010, we refinanced the Term Loan Facility, which resulted in an increase in our interest expense. The proceeds from the Term Loan Facility were used to repay the existing related party term loan facility and the existing asset-based loan facility and to fund a cash distribution of $42.5 million to Halkos. In June 2012, Global Brass and Copper, Inc. issued $375.0 million aggregate principal amount of initial notes and used a portion of the net proceeds to repay all outstanding amounts (including premium and unpaid interest) under the Term Loan Facility. We also used a portion of the net proceeds to pay a $160.0 million distribution to Halkos. The notes bear interest at a rate of 9.50% per annum, payable in cash semi-annually on each June 1 and December 1, beginning on December 1, 2012. See “—Term Loan Facility and ABL Facility Amendment,” below.

We manage our levels of inventory in order to be able to satisfy customers’ needs in a timely fashion, while limiting our working capital requirements, to the extent possible. While we do not have a formal policy with respect to inventory, we generally keep approximately ten weeks of inventory on hand at most times of the year, subject to upward or downward adjustments depending on seasonality and management estimates of expected customer activity. Generally, we use cash on hand or borrowings under the ABL Facility to acquire inventory.

We acquired a substantial base of property, plant and equipment when we acquired the worldwide metals business of Olin Corporation and therefore have operating capacity available to support growth in our base business. Consequently, capital improvements and replacement costs account for the majority of our capital expenditures. In late 2011 and early 2012, we undertook one substantial capacity expansion program related to Eco Brass® and other “green portfolio” products which could not be accommodated on existing equipment. This program required a total of approximately $13 million of capital expenditures. We estimate annual capital expenditures from 2013 to 2017 to range between $25 million to $30 million per annum, of which $20 million to $24 million per annum will consist of capital improvements or replacement of existing capital items.

We generally meet long-term liquidity requirements, the repayment of debt and investment funding needs through cash flow from operations and additional borrowing under the ABL Facility. We believe that cash flow from operations, supplemented by cash available under the ABL Facility will be sufficient to enable us to meet our capital investment, debt service and operational obligations as they continue for at least the next twelve months.

Term Loan Facility and ABL Facility Amendment

In connection with the Term Loan Refinancing, which closed on June 1, 2012, we repaid all outstanding amounts (including $266.5 million of principal, $8.0 million of premium and $1.0 million of accrued but unpaid interest) under the Term Loan Facility using a portion of the proceeds from the issuance of $375.0 million aggregate principal amount of the initial notes. We also used a portion of the net proceeds to pay the $160.0 million Parent Distribution to Halkos. Halkos distributed the proceeds of the Parent Distribution pro rata to its equityholders (which include certain of our directors and officers) in accordance with the terms of its operating agreement.

In the June 1, 2012 ABL Amendment, we amended the 2010 ABL Facility to, among other things:

•	increase the commitments under the ABL Facility from $150.0 million to $200.0 million;

•	extend the maturity of the ABL Facility from August 18, 2014 to June 1, 2017;

•	lower the applicable margin and unused line fee under the ABL Facility;

•	permit additional acquisitions, investments, restricted payments, asset sales and debt incurrences if certain conditions are satisfied;

•	increase the inventory loan limit for the borrowing base;

•	adjust certain reporting requirements and collateral audit requirements to make them less restrictive; and

•	reduce the minimum excess availability threshold that triggers testing of the fixed charge coverage ratio covenant to 10.0%.

While we were required to maintain a maximum leverage ratio and a minimum interest coverage ratio under the Term Loan Facility, the Indenture contains no financial maintenance covenants. Furthermore, the fixed charge coverage ratio covenant in the ABL Facility is only triggered by minimum excess availability of less than 10%.

As a result of the ABL Amendment and the Term Loan Refinancing, we currently believe that we will remain in compliance with our covenants based on our current financial projections. However, our financial projections are based on current assumptions with respect to the economy, competition, and other factors and are subject to change. An adverse change in one or more of these assumptions may have an adverse impact on our financial performance and render us unable to comply with some or all of our covenants. We could seek waivers or amendments if a violation did occur. However, we can provide no assurance that we could successfully obtain such waivers or amendments from our lenders. If we are unable to comply with some or all of the financial or non-financial covenants and if we fail to obtain future waivers or amendments to the credit agreements, the lenders may terminate our ABL Facility and declare all or any portion of the obligations under the ABL Facility due and payable. A default under the ABL Facility could result in an event of default under the Indenture, which could result in the notes becoming immediately due and payable.

Cash Flows

The following table presents the summary components of net cash provided by or used in operating, investing and financing activities for the periods indicated. As of June 30, 2013, we had cash of $34.0 million, compared to cash of $13.9 million at December 31, 2012. The accompanying discussion should be read in conjunction with our consolidated statements of cash flows in our audited consolidated financial statements and the consolidated statements of cash flows in our unaudited interim financial statements included elsewhere in this prospectus.

Cash Flow Analysis	For the Six Months Ended June 30,		For the Year Ended December 31,
(in millions)	2013	2012	2012	2011	2010
Cash flows (used in) provided by operating activities	(17.9)	30.3	$81.9	$64.8	$69.4
Cash flows used in investing activities	(8.1)	(7.2)	$(20.4)	$(22.3)	$(11.9)
Cash flows provided by (used in) financing activities	46.4	(60.3)	$(96.8)	$(8.3)	$(49.6)

Cash flows from operating activities

During the six months ended June 30, 2013, net cash used in operating activities was $17.9 million. This amount was attributable to a net loss of $5.5 million and an increase in assets net of liabilities of $48.0 million, offset by adjustments to net loss of $35.6 million, primarily due to the non-cash profits interest compensation expense of $8.9 million and $20.4 million of incremental non-cash compensation related to the modification to the Halkos LLC Agreement.

The primary contributor to the increase in assets net of liabilities was a $13.1 million increase in accounts receivable net of accounts payable (total accounts receivable increased by $38.7 million, which was partially offset by the increase in accounts payable of $25.6 million), an increase of $25.4 million in inventory, an increase in prepaid expenses and other current assets of $13.1 million, primarily due to the deferred expense related to the sale of unprocessed metal, and an increase in income taxes receivable net of income taxes payable of $0.8 million, partially offset by an increase in accrued liabilities of $4.3 million, which was primarily due to the increase in deferred revenue related to the sale of unprocessed metal and partially offset by the timing of payments related to incentive compensation, and an increase in accrued interest of $0.1 million.

The increase in inventory is primarily due to a shift in the product mix at Olin Brass to items requiring more processing steps and operational issues affecting product flow and yield within the brass mill and downstream cupping operation.

The increase in accounts receivable was due to an increase in trade receivables as a result of higher sales during the second quarter of 2013 as compared to the fourth quarter of 2012, partially offset by the decrease in day’s sales outstanding (“DSO”) from 44 days as of December 31, 2012 to 41 days at June 30, 2013. The change in DSO was due primarily to customer mix and to seasonal and intra-month fluctuations in the timing of shipments and collections. The increase in accounts payable was due to higher volume in the second quarter of 2013 as compared to the fourth quarter of 2012, partially offset by the decrease in the purchase payment cycle from 24 days at December 31, 2012 to 22 days at June 30, 2013. The decrease in the purchase payment cycle was due primarily to vendor mix and to seasonal and intra-month fluctuations in the timing of material receipts and payments.

During the six months ended June 30, 2012, net cash provided by operating activities was $30.3 million. This amount was attributable to the net loss of $5.8 million and an increase in assets net of liabilities of $8.2 million, offset by adjustments to net loss of $44.3 million, primarily due to the loss on extinguishment of debt in connection with the Term Loan Refinancing of $19.6 million and non-cash profits interest compensation expense of $19.5 million.

The primary contributors to the increase in assets net of liabilities was the $5.0 million increase in accounts receivable net of accounts payable (total accounts receivable increased by $31.7 million and accounts payable increased by $26.7 million), a decrease in accrued interest of $0.7 million and accrued liabilities of $7.0 million primarily due to the timing of payments related to incentive compensation, a $6.4 million call premium paid in connection with the Term Loan Refinancing and an increase in other assets net of liabilities of $0.8 million. Partially offsetting the increase was the $6.1 million reduction in inventory due to manufacturing process improvements and a decrease in prepaid expenses and other current assets of $5.4 million and an increase in accrued taxes of $0.2 million.

The increase in accounts receivable was due to an increase in trade receivables as a result of higher sales during the second quarter of 2012 as compared to the fourth quarter of 2011, partially offset by the decrease in the DSO from 43 days as of December 31, 2011 to 42 days as of June 30, 2012. The change in DSO was due primarily to customer mix and to seasonal and intra-month fluctuations in the timing of shipments and collections. The increase in accounts payable was due to higher volume in the second quarter of 2012 as compared to the fourth quarter of 2011 as well as an increase in the purchase payment cycle from 23 days as of December 31, 2011 to 24 days at June 30, 2012.

During the year ended December 31, 2012, net cash provided by operating activities was $81.9 million. This amount was primarily attributable to net income of $12.9 million, adjustments to net income of $47.5 million, and a decrease in assets net of liabilities of $21.5 million. The $47.5 million in adjustments included the loss on extinguishment of debt in connection with the Term Loan Refinancing of $19.6 million and non-cash profits interest compensation expense of $19.5 million.

The primary contributors to the decrease in assets net of liabilities was an $11.5 million reduction in inventory due primarily to commercial and manufacturing process improvements, a decrease of prepaid expenses and other current assets of $4.7 million, a decrease in income taxes receivable net of income taxes payable of $3.7 million, a $2.1 million decrease in accounts receivable net of accounts payable (total accounts receivable increased $1.6 million, which was offset by the increase in accounts payable of $3.7 million), and an increase in accrued liabilities of $0.9 million, partially offset by a $0.6 million increase in other assets net of liabilities and a decrease in accrued interest of $0.8 million.

The increase in accounts receivable was due primarily to an increase in trade receivables as a result of higher volume in the fourth quarter of 2012 as compared to the fourth quarter of 2011, while the day’s sales outstanding remained relatively consistent at 39 days for both periods. The increase in accounts payable was due to higher volume in the fourth quarter of 2012 as compared to the fourth quarter of 2011, while the purchase payment cycle remained consistent at 19 days for both periods.

During the year ended December 31, 2011, net cash provided by operating activities was $64.8 million. This amount was primarily attributable to net income of $55.3 million and adjustments to net income of $19.1 million and partially offset by an increase in assets net of liabilities of $9.6 million. Included in the adjustments to net income is the provision for bad debt expense, which was a net reduction of $4.2 million from the year ended December 31, 2010, resulting from lower estimated losses. The primary contributor to the increase in assets net of liabilities was the $37.0 million reduction of accrued liabilities, primarily as a result of settlement of derivative contracts, an increase in income taxes receivable net of income taxes payable of $2.7 million, and a decrease in accrued interest of $0.1 million, which was partially offset by a decrease in prepaid expenses of $18.3 million, a reduction in inventory of $6.6 million due to manufacturing process improvements and product portfolio rationalization, a decrease in accounts receivable net of accounts payable of $3.8 million, and a net decrease in other assets and liabilities of $1.5 million.

During the year ended December 31, 2010, net cash provided by operating activities was $69.4 million. This amount was primarily attributable to net income of $42.1 million, adjustments to net income of $26.3 million (primarily unrealized losses on derivative contracts) and a reduction in assets net of liabilities of $1.0 million. The primary contributor to the reduction in assets net of liabilities was a reduction in inventory of $8.7 million due to manufacturing process improvements and product portfolio rationalization, which was partially offset by an increase in accounts receivable net of accounts payable of $5.4 million, reflecting the impact of higher volume and metal prices on the spread between our receivable collection terms and metal purchase terms.

Cash flows from investing activities

Net cash used in investing activities was $8.1 million for the six months ended June 30, 2013, which consisted primarily of $8.3 million of capital improvements or replacement of existing capital items, partially offset by $0.2 million of proceeds from the sale of property, plant and equipment.

Net cash used in investing activities was $7.2 million for the six months ended June 30, 2012, which consisted primarily of capital improvements or replacement of existing capital items.

Net cash used in investing activities was $20.4 million for the year ended December 31, 2012, which consisted primarily of capital improvements or replacement of existing capital items.

Net cash used in investing activities was $22.3 million for the year ended December 31, 2011, which consisted primarily of capital investment, of which $16.3 million was due to capital improvements, or replacement of existing capital items and $6.1 million was due to capacity expansion or other growth, offset by $0.1 million of proceeds from the sale of property, plant and equipment.

Net cash used in investing activities was $11.9 million for the year ended December 31, 2010, which consisted primarily of capital investment, of which $7.8 million was due to capital improvements or replacement of existing capital items and $4.1 million was due to capacity expansion or other growth.

Cash flows from financing activities

Net cash provided by financing activities was $46.4 million for the six months ended June 30, 2013, which consisted primarily of net borrowings under the ABL Facility of $41.5 million, as well as a decrease of $4.9 million in the receivable due from stockholder as all amounts were received pertaining to reimbursable expenses incurred in connection with Global Brass and Copper Holdings’ IPO efforts.

Net cash used in financing activities was $60.3 million for the six months ended June 30, 2012, which was the result of the payment of $310.9 million under the Term Loan Facility (including repayment of $266.5 million associated with the Term Loan Refinancing, a voluntary prepayment of $15.0 million, a mandatory prepayment of $28.6 million, and scheduled payments of $0.8 million), the Parent Distribution to Halkos of $160.0 million, payment of $12.9 million of costs associated with the issuance of the initial notes, and a $2.2 million receivable due from stockholder pertaining to reimbursable IPO expenses, offset by proceeds from the initial notes of $375.0 million and net borrowings on the ABL Facility of $50.7 million.

Net cash used in financing activities was $96.8 million for the year ended December 31, 2012, which was a result of the repayment of the term loan of $310.9 million (including repayment of $266.5 million associated with the Term Loan Refinancing, a voluntary prepayment of $15.0 million, a mandatory prepayment of $28.6 million, and a scheduled payment of $0.8 million), the Parent Distribution to Halkos of $160.0 million, payment of $13.0 million of costs associated with the issuance of the initial notes and the ABL Amendment, and $2.4 million receivable due from stockholder pertaining to reimbursable expenses, offset by the proceeds from the initial notes of $375.0 million and net borrowings on the ABL Facility of $14.5 million.

Net cash used in financing activities was $8.3 million for the year ended December 31, 2011, which consisted primarily of scheduled payments under the term loan of $3.3 million, a $2.4 million receivable due from stockholder pertaining to reimbursable expenses, $1.7 million of fees and expenses related to the October 2011 amendment of our Term Loan Facility and the 2010 ABL Facility and principal payments on capital lease obligation of $0.9 million.

Net cash used in financing activities was $49.6 million for the year ended December 31, 2010. The August 2010 refinancing included the following transactions, which affected cash used in financing activities:

•	receipt of $305.6 million of proceeds from the Term Loan Facility (reflecting a 3.0% original discount, which was amortized as interest expense over the life of the Term Loan Facility);

•	receipt of $9.0 million of proceeds from borrowings under the ABL Facility;

•	repayment of the $60.0 million term loan extended by affiliates of KPS;

•	payment of a $42.5 million dividend to Halkos, the sole stockholder of Global Brass and Copper Holdings;

•	repayment of the entire $197.8 million outstanding amount under our prior asset-based loan facility; and

•	payment of $15.1 million of fees and expenses related to the refinancing.

Payments on the 2010 ABL Facility for the year ended December 31, 2010 were $1,272.2 million, which offset borrowings of $1,096.6 million.

Aside from the refinancing, uses of cash in financing activities during the year ended December 31, 2010 included an additional $59.8 million for the repayments of the term loan extended by affiliates of KPS, $0.8 million of required amortization payments under the Term Loan Facility and cash overdrafts of $1.2 million.

Covenant Compliance

“EBITDA” (as defined in the agreement governing the ABL Facility) is used in the agreements governing the ABL Facility to measure compliance with various financial ratio tests. See “—Non-GAAP Measures—EBITDA-Based Measures”.

Fixed Charge Coverage Ratio

Pursuant to the agreement governing the ABL Facility, the fixed charge coverage ratio is calculated each month on a rolling twelve-month basis by dividing (1) “EBITDA” (as defined in the agreement governing the ABL Facility) minus cash taxes to the extent actually paid during such period, dividends and capital expenditures paid in cash during such period, for such twelve-month period by (2) Fixed Charges for such twelve-month period. Fixed Charges are defined as all interest expense, excluding paid-in-kind, accrued or deferred interest, net of all interest income, plus all regularly scheduled principal payments of indebtedness for borrowed money, indebtedness for the deferred purchase price of any property or services or indebtedness with respect to capital leases.

The fixed charge coverage ratio covenant only is tested when excess availability is less than $20.0 million for five consecutive days (10% of the $200.0 million maximum borrowing base currently in effect). Under such circumstances, we would be required to maintain a fixed charge coverage ratio of greater than or equal to 1.1:1.

As of June 30, 2013, the fixed charge coverage ratio was not in effect.

Minimum Excess Availability

Pursuant to the agreement governing the ABL Facility, for any period of two consecutive days, Excess Availability under the ABL facility may not be less than $10.0 million. “Excess Availability” is defined as (1) the lesser of: (a) the “Borrowing Base” (as defined in the agreement governing the ABL Facility) and (b) the maximum amount available under the ABL Facility at such time; minus (2) the sum of: (a) the amount of all then outstanding loans under the ABL Facility; plus (b) the amount of all reserves then established in respect of letter of credit obligations; plus (c) the aggregate amount of all then outstanding trade payables that are more than 60 days past due as of the end of the immediately preceding calendar month (other than such payables that are being contested in good faith); plus (d) without duplication, the amount of checks issued but not yet sent to pay trade payables and other obligations more than 60 days past due as of the end of the immediately preceding calendar month, plus (e) Qualified Cash (as defined in the agreement governing the ABL Facility) only in the event that Excess Availability (without giving effect to Qualified Cash) as of such date is greater than $50.0 million.

As of June 30, 2013, we were in compliance with the minimum Excess Availability covenant.

Outstanding Indebtedness

The Term Loan Facility

On November 19, 2007, in conjunction with the acquisition of the worldwide metals business of Olin Corporation, we entered into two credit agreements, one of which provided for a related party term loan and the other the 2007 ABL Facility. KPS Capital Finance, LLC, an affiliate of KPS (refer to note 15, “Related Parties”, in the notes to our audited consolidated financial statements included elsewhere in this prospectus), issued the related party debt, which provided for initial borrowings of $70.0 million. The related party term loan credit agreement was subsequently amended to increase the related party term loan to $119.8 million.

On August 18, 2010, we entered into the Term Loan Facility, which provided for a senior secured term loan facility under which we borrowed $315.0 million, net of an original discount of $9.4 million. The original discount was being amortized using the effective interest method as incremental non-cash interest expense over the term of the Term Loan Facility. The proceeds from the Term Loan Facility were used to repay the existing related party term loan facility and the 2007 ABL Facility and to fund a cash distribution of $42.5 million to Halkos. At December 31, 2011, the Term Loan Facility accrued interest at a rate of 10.25%. In the Term Loan Refinancing, which closed on June 1, 2012, we repaid all outstanding amounts (including $266.5 million of principal, $8.0 million of premium and $1.0 million of accrued but unpaid interest) under the Term Loan Facility using a portion of the proceeds from the issuance of $375.0 million aggregate principal amount of initial notes.

The ABL Facility

On August 18, 2010, we entered into the 2010 ABL Facility, providing for borrowings of up to the lesser of $150.0 million or the borrowing base, in each case, less outstanding loans and letters of credit. As a result of the ABL Amendment, which occurred on June 1, 2012, the maximum availability under the ABL Facility was increased to $200.0 million. The borrowing base is defined as 85% of eligible accounts; plus the lesser of (x) 80% of the value of eligible inventory, (y) 90% of the net recovery percentage for the eligible inventory multiplied by the value of such eligible inventory and (z) the Inventory Loan Limit (which was $200.0 million as of December 31, 2012); minus reserves. As of June 30, 2013, our eligible collateral for our borrowing base had a value of $312.8 million, with a maximum availability of $200.0 million. As of June 30, 2013, we had $143.5 million available for borrowing under the ABL Facility, giving effect to $56.0 million of outstanding borrowings and

$0.5 million of outstanding letters of credit. In the event of increased commodity prices as indicated by the terms of the ABL Facility agreement, we may request, but the lenders are not obligated to, increase the maximum borrowings available up to $250.0 million. At any time, if the amount outstanding under the ABL Facility exceeds the maximum allowable borrowings, we may be required to make a mandatory prepayment for the amount of the excess borrowings.

At any time after the occurrence and during the continuance of a “Trigger Event”, as defined in the agreement governing the ABL Facility, subject to certain thresholds, reinvestment rights and other exceptions, proceeds received from asset sales, equity issuances or other specified events will be required to be applied (as mandatory prepayments) in whole or in part towards the extinguishment of outstanding amounts due under the ABL Facility.

We may elect to receive advances under the ABL Facility in the form of either prime rate advances or LIBOR rate advances, as defined by the agreement governing the ABL Facility. The unused portion under the ABL Facility determines the applicable spread added to the LIBOR rate. The unused portion the ABL Facility was $143.5 million as of June 30, 2013. Unused amounts under the ABL Facility incur an unused line fee of 0.50% per annum, payable in full on a quarterly basis. Also effective with the ABL Amendment, outstanding borrowings under the ABL Facility bear interest at a rate equal to either (i) for prime rate loans, a prime rate plus a spread between 1.0% and 1.5%, depending on excess availability levels or (ii) for LIBOR rate loans, LIBOR plus a spread of 2.0% to 2.5% depending on excess availability levels. As of June 30, 2013, amounts outstanding under the ABL Facility accrued interest at a rate of 4.25%. As of December 31, 2012, amounts outstanding under the ABL Facility bore interest at a rate of 4.50%.

The ABL Facility has an expiration date of June 1, 2017 and contains various covenants to which we are subject on an ongoing basis. The ABL Facility restricts our ability to, among other things, incur indebtedness, grant liens, repurchase stock, issue cash dividends, make investments and acquisitions and sell assets, in each case subject to certain designated exceptions. Outstanding borrowings under the ABL Facility are secured by a senior-priority security interest in our accounts receivable and inventory (which secure the notes on a junior-priority basis) and by a junior-priority security interest in our fixed assets (which secure the notes on a senior-priority basis). As of June 30, 2013, we were in compliance with all of our covenants under the ABL Facility.

The ABL Facility contains customary events of default including, among others, failure to make payment when due, materially incorrect representations and warranties, breach of covenants, events of bankruptcy, or a change in control. In the case of an event of default occurring, the applicable interest rate spread increases by 2.0%, and the lenders would have the option to call the outstanding amount due.

Senior Secured Notes

On June 1, 2012, we issued $375.0 million in aggregate principal amount of 9.50% Senior Secured Notes due 2019. A portion of the net proceeds of the initial notes was used in the Term Loan Refinancing. A portion of the net proceeds of the initial notes was used to make the $160.0 million Parent Distribution to Halkos. The notes are guaranteed by Global Brass and Copper Holdings, and substantially all of the Issuer’s existing 100%-owned U.S. subsidiaries and any future Restricted Subsidiaries (as defined in the Indenture) who guarantee or incur certain types of permitted debt under the Indenture. The notes are secured by a senior-priority security interest in the fixed assets of the Issuer and the guarantors (which secure the ABL Facility on a junior-priority basis) and by a junior-priority security interest in our accounts receivable and inventory of the Issuer and the guarantors (which secure the ABL Facility on a senior-priority basis).

The Indenture contains covenants that limit the Issuer’s ability and the ability of its restricted subsidiaries to, among other things, incur or guarantee additional debt or issue preferred stock, pay dividends, repurchase equity interests, repay subordinated indebtedness, make investments, create restrictions on the payment of dividends or other amounts to us from restricted subsidiaries, sell assets, including collateral, enter into transactions with affiliates, merge or consolidate with another person, sell or otherwise dispose of all or substantially all of our assets and create liens on our or the restricted subsidiaries’ assets to secure debt.

The notes mature on June 1, 2019. Interest on the notes accrues at the rate of 9.50% per annum and is payable semiannually in arrears on June 1 and December 1, commencing on December 1, 2012.

The Issuer is required to offer to redeem the notes at a purchase price of 101% of their principal amount (plus accrued and unpaid interest) upon the occurrence of certain change of control events. In addition, upon the completion of certain asset dispositions, the Issuer may be required to offer to redeem the notes at a purchase price of 100% of their principal amount (plus accrued and unpaid interest) if the Issuer does not apply the proceeds of such asset dispositions in accordance with the indenture by certain specified deadlines.

Pursuant to a registration rights agreement, dated as of June 1, 2012, we are required to effect a registered offer to issue registered exchange notes (with substantially the same terms as the initial notes) in exchange for the initial notes. If we do does not cause the registration statement for the exchange offer to become effective within 365 days after June 1, 2012, or otherwise fail to comply with the other deadlines in the registration rights agreement, we will be required to pay additional interest on the initial notes equal to 0.25% per annum for each 90 days it is in default, up to a maximum of 0.50% per annum.

As of June 1, 2013, the registration statement for the exchange offer had not yet become effective, and accordingly, we are now required to pay additional interest of 0.50% per annum in addition to the stated rate of 9.50%. Upon completion of the exchange offer, our obligation to pay additional interest will terminate.

Interest Rate Caps

During the fourth quarter of 2010, we entered into interest rate cap agreements in compliance with the requirement pursuant to the agreement governing the then existing Term Loan Facility to provide that at least 50% of the Term Loan Facility be subject to a fixed rate or interest rate protection at least through the third anniversary of the agreement governing the Term Loan Facility. The interest rate cap agreements capped the interest rate on $300.0 million of the aggregate principal outstanding under the Term Loan Facility. We have not designated the interest rate cap agreements as an accounting hedge, so changes in the fair value of the interest rate cap agreements are recorded as non-cash interest expense in our consolidated statements of operations.

Contractual Obligations

The following table illustrates our contractual commitments as of December 31, 2012:

Contractual commitments (in millions)	2013	2014	2015	2016	2017	Beyond	Total
Leases	$2.7	$1.6	$1.0	$0.6	$0.1	$—	$6.0
IAM National Pension Fund	3.8	—	—	—	—	—	3.8
Notes—Principal	—	—	—	—	—	375.0	375.0
Notes—Interest	35.6	35.6	35.6	35.6	35.6	50.5	228.5
Purchase Obligations	195.3	3.7	2.2	—	—	—	201.2
KPS Management Fee Obligation	1.0	1.0	1.0	1.0	1.0	—	5.0

Total	$238.4	$41.9	$39.8	$37.2	$36.7	$425.5	$819.5

We are obligated to make future payments under various contracts such as debt agreements, lease agreements and collective bargaining agreements. Operating lease obligations are payment obligations under leases classified as operating leases. Most leases are for a period of three years but some last up to five years and are primarily for equipment used in our manufacturing and distribution operations. Our purchase obligations are agreements to purchase goods or services that are enforceable and legally binding on us that specify all significant terms, including fixed or minimum quantities, fixed or variable prices and the approximate timing of the transaction. Purchase obligations include the pricing of anticipated metal purchases using contractual metal prices, or where pricing is dependent on prevailing COMEX or LME prices at the time of delivery, market metal prices as of December 31, 2012, as well as natural gas and electricity prices. As a result of the variability in the pricing of many of our metal purchasing obligations, actual amounts may vary from the amounts shown above.

We participate in a multi-employer pension plan under the collective bargaining agreement that covers the East Alton, Illinois operations of our Olin Brass segment. The collective bargaining agreement runs through November 2013 and obligates us to contribute to the plan at a rate per eligible hour per covered employee as specified in the agreement. Assuming the collective bargaining agreement is renewed in 2013, we expect to continue its participation in the multi-employer pension plan. We do not have any defined benefit or post-retirement benefit plans. The contributions to the multi-employer plan are a function of employment levels and eligible work hours. As a result, actual amounts may vary from the amounts shown above.

The ABL Facility bears interest at variable rates, and the outstanding amounts under the ABL Facility will vary from time to time, so estimating future interest and principal payments under the ABL Facility is not practicable. The ABL Facility matures on June 1, 2017.

Off-Balance Sheet Arrangements

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any off-balance sheet arrangements or relationships with entities that are not consolidated into our financial statements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, sales, expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of this process forms the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. We review our estimates and judgments on a regular, ongoing basis. Actual results may differ from these estimates due to changed circumstances and conditions.

The following accounting policies and estimates are considered critical in light of the potentially material impact that the estimates, judgments and uncertainties affecting the application of these policies might have on our reported financial information.

Our accounting policies are more fully described in note 2 “Summary of Significant Accounting Policies” to our audited consolidated financial statements included elsewhere in this prospectus. There have been no significant changes to our critical accounting policies or estimates for the year ended December 31, 2012.

Revenue Recognition

We recognize revenue for both toll and non-toll basis sales only when risk of loss and title passes to the customer, which generally occurs upon shipment. Estimates for future rebates on certain product lines and product returns are recognized in the period in which the revenue is recorded. Rebates are estimated based upon our historical experience, combined with a review of current developments. The allowance for doubtful accounts is estimated based upon our historical experience, combined with a review of current developments and the specific identification method of accounts for which payment has become unlikely. Billings to customers for shipping costs are included in net sales and the cost of shipping product to those customers is reflected as a component of cost of sales.

Inventories

Inventories include costs attributable to direct labor and manufacturing overhead but are primarily comprised of raw material costs. The raw materials component of inventories that is valued on a LIFO basis comprises approximately 72% and 70% of total inventory at June 30, 2013 and December 31, 2012, respectively.

Other manufactured inventories, including the non-material components and certain non-U.S. inventories, are valued on a FIFO basis. Elements of cost in finished goods inventory in addition to the cost of material include depreciation, amortization, utilities, consumable production supplies, maintenance, production wages and transportation costs.

Inventories are stated at the lower of cost or market. The market price of metals used in production and related scrap is subject to volatility. During periods when open-market prices decline below net book value, we may need to record a provision to reduce the carrying value of our inventory. We analyze the carrying value of inventory for impairment if circumstances indicate impairment may have occurred. If an impairment occurs, the amount of impairment loss is determined by measuring the excess of the carrying value of inventory over the net realizable value of inventory.

We record an estimate for slow moving and obsolete inventory based upon product knowledge, physical inventory observation, estimated future demand, market conditions and an aging analysis of the inventory on hand. Our policy is to evaluate all inventories including raw material, work-in-process and finished goods. Inventory in excess of our estimated usage requirements is written down to its estimated net realizable value.

Purchase Accounting

Determining the fair value of certain assets, liabilities and subsidiaries assumed in a business combination is judgmental in nature and often involves the use of significant estimates and assumptions. Some of the more significant estimates and assumptions used in valuing our acquisition of the worldwide metals business of Olin Corporation in 2007 and our acquisition of the order book, customer list and certain other assets of Bolton’s North American operations in January 2008 included projected future cash flows and discount rates reflecting the risk inherent in future cash flows.

We recognized goodwill related to the acquisition of the order book, customer list and certain other assets of Bolton’s North American operations, as the purchase price exceeded the fair value of net assets. For the acquisition of the worldwide metals business of Olin Corporation, the estimated fair value of the net assets exceeded the purchase price, thus creating negative goodwill under then-current GAAP guidance. As such, noncurrent assets were assigned no value in the acquisition from Olin Corporation.

We own a 50% interest in Dowa-Olin Metal Corporation, a joint venture with Dowa based in Japan. As a result of the acquisition of the worldwide metals business of Olin Corporation, a negative basis difference was created between our books and our share of Dowa-Olin Metal Corporation’s equity. ASC Topic 323-10- 35-5(b) states that basis difference between the investor’s cost and underlying equity in net assets of the investee at the date of investment requires recognition unless it is attributable to a non-amortizing asset such as goodwill. The negative basis difference was created due to the bargain purchase event and was not attributable to any specific element of the joint venture itself. As the difference was not attributable to any of the assets of Dowa-Olin Metal Corporation, the equity investment as a whole was assessed to determine the appropriate accretion period for the basis difference. The purpose of the joint venture is to supply Olin Brass’s HPAs to the Asian market through the licensing of Olin Brass technology. Given consideration of this use, the negative basis difference is being accreted over a period of 13 years.

Uncertain Tax Positions

Our management evaluates the recognition and measurement of uncertain tax positions based on applicable tax law, regulations, case law, administrative rulings and pronouncements and the facts and circumstances surrounding the tax position. Changes in our estimates related to the recognition and measurement of the amount recorded for uncertain tax positions could result in significant changes in our provision for (benefit from) income taxes, which could be material to our consolidated results of operations.

Derivative Contracts

We measure the fair value of our derivative contract positions under the provisions of ASC Topic 820, which defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements but does not change existing guidance as to whether or not an instrument is carried at fair value. This guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques.

In accordance with this guidance, fair value measurements are classified under the following hierarchy:

•	Level 1—Quoted prices for identical instruments in active markets.

•

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

•	Level 3—Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

In accordance with ASC Topic 820, we determine the fair value of derivative contracts using Level 2 inputs. As of June 30, 2013, we did not hold assets or liabilities requiring a Level 3 measurement, and there were not any transfers between the hierarchy levels during six months ended June 30, 2013 or 2012 or the years ended December 31, 2012 or 2011. We do not use hedge accounting for our derivative contracts. All gains and losses are recorded as operating expense in the consolidated statement of operations as these contracts are marked to market each period.

Profits Interest Awards

As of June 30, 2013, Halkos owned 61.5% of the common stock of Global Brass and Copper Holdings. Halkos has granted, pursuant to the Halkos Equity Plan, non-voting membership interests to select members of management, namely Class B Profits Interest Shares, Class C Profits Interest Shares and Class D Profits Interest Shares. The Class B Shares, Class C Shares and Class D Shares are profits interests in Halkos.

Class B Profits Interest Shares

Class B Shares are accounted for as a profit-sharing arrangement. Expense on the Class B Shares is recorded in the period in which distributions from Halkos to Class Share award holders are determined to be probable. We account for these distributions as non-cash compensation expense with a corresponding increase in additional paid-in capital.

In June 2013, Halkos modified the Halkos LLC Agreement to (i) eliminate its right to acquire all or a portion of the Class B Shares for less than fair market value for certain specifically identified employees and (ii) eliminate its right to acquire all or a portion of the Class B Shares for less than fair market value upon either (a) voluntary termination of employment without good reason or (b) breach of confidentiality or non-compete provisions subsequent to terminating employment for all other Class B Share award recipients. This modification to the Halkos LLC Agreement triggered the recognition of additional non-cash compensation expense reflecting the fair value of vested Class B Shares as of the date of modification. The observable market price of Global Brass and Copper Holdings’ publicly traded common stock was used to determine the fair value of the Class B Shares. In June 2013, we recognized $20.4 million of incremental non-cash compensation as a result of the modification.

Class C Profits Interest Shares and Class D Profits Interest Shares

As of June 30, 2013, there were no Class C Shares or Class D Shares outstanding. Throughout the time they were outstanding, Class C Shares and Class D Shares were considered to be dual-indexed stock based compensation awards that were accounted for as liability awards. An expense would have been recorded if it became probable that a liquidity event occurred and KPS would subsequently sell its shares down to a less than 20% investment in Halkos and exceeding a specified rate of return target on its investment in Global Brass and Copper Holdings. Such expense would have been recognized as compensation over the implied service period and would have been remeasured at each reporting date at fair value with any changes in fair value therein also recorded as compensation expense. For purposes of disclosing unrecognized expense, the fair value of these awards was determined by first using a valuation model that uses a discounted cash flow and comparable company analysis to estimate an enterprise value for Global Brass and Copper Holdings and then used the Black-Scholes model to allocate enterprise value to the Class C Shares and Class D Shares. The determination of fair value is affected by assumptions regarding a number of highly complex and subjective variables. Changes in the subjective assumptions can materially affect the estimate of their fair value.

From the date of grant, we determined that the achievement of performance conditions for the then outstanding Class C Shares and Class D Shares was not probable as it was conditioned upon a liquidity event that is outside the control of the issuer. As a result, no expense relative to these liability awards has been reflected in the accompanying consolidated financial statements.

On June 30, 2011, the Halkos limited liability company agreement was amended and the Class C Shares and Class D Shares were converted into Class B Shares. As a result, there are no longer any Class C Shares or Class D Shares outstanding. The amendment and conversion did not result in any impact to the consolidated financial statements as the conversion was in effect a liability to liability modification and the achievement of the Class C and D Shares performance condition was not probable nor were there any probable distributions payable for Class B Shares at the time of conversion. Future distributions or settlements of the Class B Shares will be expensed when they become probable.

Prior to the conversion, all 2,000 Class C Shares and all 2,000 Class D Shares were held by Mr. Walker. Consideration for the Class C and D Shares consisted of the Class B Shares into which such Class C and D Shares were converted. All 2,000 of the Class C Shares were converted into 2,000 Class B Shares (a 1:1 conversion ratio) and all 2,000 of the Class D Shares were converted into 1,500 Class B Shares (a 4:3 conversion ratio). We determined the ratio for the conversion based upon our determination of the relative value of the Class C and Class D Shares converted into Class B Shares at the time of such conversion. The estimated fair value of the Class B Shares received in the exchange was equal to the estimated fair value of the Class C and D Shares surrendered. In accordance with GAAP, we estimated the fair value of each class of Shares in accordance with the valuation model discussed above and in note 17, “Profits Interest Awards,” in the notes to our audited consolidated financial statements included elsewhere in this prospectus. At the time of conversion, the estimated fair value of the Class B Shares was between $1,536 and $1,592 per Share, the estimated fair value of the Class C Shares was between $1,441 and $1,526 per Share, and the estimated fair value of the Class D Shares was between $1,136 and $1,192 per Share.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This guidance requires entities to provide disclosures about items that are required by U.S. GAAP to be reclassified from accumulated other comprehensive income (“AOCI”) to net income in their entirety in the same reporting period. The disclosure includes the amount of the reclassification and identifies the line item on the statement where net income is presented that is affected by the reclassification. For other items reclassified from AOCI, the disclosure lists cross-references to other disclosures where additional details about their effects are disclosed. This guidance is effective for reporting periods beginning after December 15, 2012. The adoption of this guidance in the first quarter of 2013 did not have a material effect on our consolidated financial statements and disclosures.

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. This guidance requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This guidance does not amend existing guidance on when it is appropriate to offset. In January 2013, the FASB issued ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which limits the scope of ASU 2011-11 to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending arrangements. The guidance is effective for annual periods beginning January 1, 2013 and interim periods within those annual periods. We adopted this guidance in the first quarter of 2013 and have included the required disclosures in note 10, “Derivative Contracts” to our unaudited consolidated financial statements included elsewhere in this prospectus and note 13, “Derivative Contracts” to our audited consolidated financial statements included elsewhere in this prospectus.

Inflation and Seasonality

We experience effects of inflation on input costs, such as wages, natural gas, electricity, plating and other key inputs. We may not be able to offset fully the impact of inflation on these input costs or energy costs through price increases, productivity improvements or cost reduction programs.

There is a slight decrease in our net sales in each fourth fiscal quarter as a result of a decrease in demand due to customer shutdowns for the holidays and holiday and year-end maintenance of plants and inventory by customers. We also typically experience slight working capital increases in the first fiscal quarter.

Quantitative and Qualitative Disclosure about Market Risk

Market risk represents the risk of changes in the value of market risk sensitive instruments caused by fluctuations in interest rates, commodity prices and foreign exchange rates. Changes in these factors could cause fluctuations in the results of our operations and cash flows. In the ordinary course of business, we are primarily exposed to changes in commodity prices, interest rates and foreign currency exchange rates. To manage the volatility related to these exposures we use various financial instruments, including some derivatives, to help us manage our metal price, energy price, and interest rate risk. We also use offsetting forward sale and purchase agreements to help mitigate commodity price risks on operating margins. These agreements generally do not contain minimum purchase requirements.

We do not use derivative instruments for trading or speculative purposes and have not elected to use hedge accounting. We manage counterparty credit risk by entering into derivative instruments only with financial institutions with investment-grade credit ratings.

The following tables set forth the impact of a 10% price change on our hedging positions as of June 30, 2013 and December 31, 2012, respectively.

(in millions)
June 30, 2013	Nominal value	Fair value	Unrealized gains	Impact of 10% price change on fair value
Metals	$(12.7)	$(12.3)	$0.4	$1.2
Natural Gas	—	—	—	—
Electricity	0.2	0.3	0.1	—
Interest Rate Caps	—	—	—	—

Totals	$(12.5)	$(12.0)	$0.5	$1.2

(in millions)
December 31, 2012	Nominal value	Fair value	Unrealized gains	Impact of 10% price change on fair value
Metals	$14.0	$14.4	$0.4	$1.4
Natural Gas	0.2	0.2	—	—
Electricity	1.3	1.5	0.2	0.2
Interest Rate Caps	—	—	—	—

Totals	$15.5	$16.1	$0.6	$1.6

Commodity Prices

In the ordinary course of business, we are exposed to earnings and cash flow volatility resulting from fluctuations in metal, natural gas and electricity costs. We use our balanced book approach, supported, where required, by derivative contracts, to substantially reduce the impact of metal price fluctuations on operating margins. Despite our use of our balanced book approach to mitigate the impact of metal price fluctuations on our operating margins, we must bear the cost of any shrinkage during production, which may increase the volatility of our results of operations. We also use derivative contracts to reduce uncertainty and volatility in natural gas and electricity costs.

Interest Rates

We are exposed to volatility in interest rates and expense under the terms of our credit agreement. Interest rates under the ABL Facility are comprised of a base rate and margin. The ABL Facility provides the option of a LIBOR or prime base rate. If interest rates increase, our debt service obligations on variable rate debt would increase even though the amount borrowed would not increase. Assuming the amount of our variable debt remains the same as it was on June 30, 2013, an increase of 1% in the interest rates on our variable rate debt would increase our 2013 debt service requirements by approximately $0.6 million. See also “Risk Factors—Because some of our indebtedness bears interest at rates that fluctuate with changes in certain prevailing short-term interest rates, we are vulnerable to interest rate increases”.

Foreign Exchange

Our international operations accounted for approximately 6% of our net sales in 2012. As a result, we have exposure to foreign exchange risk on transactions that can potentially be denominated in many foreign currencies. The functional currency of our operating subsidiaries is the related local currency. During 2012, the fluctuation of the U.S. dollar against other currencies resulted in an unrealized currency translation loss that decreased our equity by $0.1 million. Gains or losses from currency translation are primarily related to our equity investment in Dowa-Olin Metal Corporation.

We do not attempt to hedge foreign currency exposure in a manner that would eliminate the effect of changes in foreign currency exchange rates on net income and cash flow. We do not speculate in foreign currency nor do we hedge the foreign currency translation of our international business to the U.S. dollar for purposes of consolidating our financial results, or other foreign currency net asset positions. During 2012, foreign currency had a positive impact to net income of approximately $0.2 million.

Internal Control over Financial Reporting

Because Global Brass and Copper Holdings (the parent of the Issuer), is now a company that is listed on the New York Stock Exchange, it and its subsidiaries (including the Issuer and its subsidiaries) are required to comply with the Sarbanes-Oxley Act, including the standards adopted by the Public Company Accounting Oversight Board in compliance with Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting. Prior to the completion of the IPO on May 29, 2013, we were not required to comply with such standards. Due to a transition period under the rules of the SEC for newly public companies, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404, and our independent registered public accounting firm, and/or management, will not be required to formally attest to the effectiveness of our internal control over financial reporting until our annual report on Form 10-K with respect to the fiscal year ending December 31, 2014.

In connection with the audits of our financial statements for the fiscal year ended December 31 2011 and 2010, we and our independent auditor identified four material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. These material weaknesses related to our accounting for joint ventures, income tax matters, physical inventory quantity record keeping and allowance for doubtful accounts. The material weaknesses related to our accounting for joint ventures income tax matters and physical inventory quantity record keeping were remediated as of December 31, 2011. The material weakness related to our allowance for doubtful accounts was remediated as of December 31, 2012.

BUSINESS

Our Company

We are a leading, value-added converter, fabricator, distributor and processor of specialized copper and brass products in North America. We engage in metal melting and casting, rolling, drawing, extruding and stamping to fabricate finished and semi-finished alloy products from processed scrap, copper cathode and other refined metals. Our products include a wide range of sheet, strip, foil, rod, tube and fabricated metal component products which we sell under the Olin Brass, Chase Brass and A.J. Oster brand names. Our products are used in a variety of applications across diversified end markets, including the building and housing, munitions, automotive, transportation, coinage, electronics/electrical components, industrial machinery and equipment and general consumer end markets. We access these end markets through direct mill sales, our captive distribution network and third-party distributors. We hold the exclusive production and distribution rights in North America for a free machining, lead-free brass rod product, which we sell under the Green Dot™ and Eco Brass® brand names. The vertical integration of the manufacturing capabilities of Olin Brass and the distribution capabilities of A.J. Oster allows us to access a wide variety of customers with both high and low volume demand for our products. We believe the diversity of our product portfolio, the breadth of our value-added customer services, our vertical integration and our technical expertise underpin the long-standing relationships we have with our broad customer base. Over the past three years, we have significantly enhanced our profitability and operational flexibility, which we believe positions us to benefit from growth in customer demand across the majority of the key end markets we service as macroeconomic conditions improve. In addition, we expect to capitalize on new market and new product growth opportunities, which we are currently pursuing.

We service over 1,700 customers in 28 countries across 5 continents. We employ approximately 1,900 people and operate 11 manufacturing facilities and distribution centers across the U.S., Puerto Rico and Mexico to service our North American customers. Through our 80% owned joint venture in China and our 50/50 joint venture in Japan, together with sales offices in China and Singapore, we supply our products in China and throughout Asia, where we believe we are positioned to take advantage of the region’s expanding copper, brass strip and foil market. We service our European customers through distribution arrangements in the United Kingdom and Germany.

Our leading market positions in each of our operating segments allow us to achieve attractive operating margins. Our strong operating margins are a function of four key characteristics of our business: (1) we earn a premium margin over the cost of metal because of our value-added processing capabilities, patent-protected technologies, and first-class service; (2) we have strategically shifted our product portfolio toward value-added, higher margin products; (3) we employ our “balanced book” approach to substantially reduce the financial impact of metal price volatility on our earnings and operating margins; and (4) we are driving a lean cost structure through variable cost reductions, process improvements, and workforce flexibility initiatives. For example, we have improved our labor efficiency and cost structure at Olin Brass by streamlining our reporting structure and increasing the number of tasks our Olin Brass employees are qualified to perform. Salaried and hourly employee headcount has been reduced and we have greater flexibility to vary labor levels in line with production volumes. We have also undertaken substantial cost reduction activities since our formation in 2007, which has reduced our fixed costs, improved our net working capital balances, and improved our competitive positioning which has increased operating margins.

Our cost-focused reductions and initiatives have helped us create a lean cost structure. When our production volumes increase, our operating costs increase by a smaller proportion, allowing us to generate higher operating margins. The combination of our lean cost structure and our high-value product mix allows us to maximize our operating margins.

Our financial performance is primarily driven by metal conversion economics, not by the underlying movements in the price of copper and the other metal we use. Through our balanced book approach, we match the timing, quantity and price of our metal sales with the timing, quantity and price of our replacement metal purchases. This practice substantially reduces the financial impact of metal price movements on our earnings and operating margins.

For the year ended December 31, 2012, we shipped 503.2 million pounds of products, and we generated net sales of $1,650.5 million, adjusted sales (as defined in note 4 under “Summary Historical Consolidated Financial Data”) of $524.9 million, net income attributable to Global Brass and Copper Holdings, Inc. of $12.5 million and Consolidated Adjusted EBITDA (as defined in note 5 under “Summary Historical Consolidated Financial Data”) of $115.4 million. Our U.S. operations generated 94% of our total net sales in the year ended December 31, 2012. The following charts show our pounds shipped by our three operating segments and our pounds shipped by key end market for the year ended December 31, 2012.

For the year ended December 31, 2012:

Note: For the Chase Brass segment, pounds shipped by end markets in the above chart reflects management’s allocation among end markets of pounds shipped by Chase Brass to distributors, job shops and forging shops. In addition, management estimates that approximately 50% of the Company’s pounds shipped to the electronics/electrical components end market are directly associated with the building sector.

Segments Overview

We have three operating segments: Olin Brass, Chase Brass and A.J. Oster.

Description	• Leading manufacturer, fabricator and converter of specialized copper and brass sheet, strip, foil, tube and fabricated products	• Leading manufacturer and supplier of brass rod	• Leading distributor and processor of copper and brass products

	• #1 North American Position (by 2012 pounds shipped)	• #1 or #2 North American Position (by 2012 pounds shipped)	• #1 North American Position (by 2012 pounds shipped)

Key Products / Services	• Produces 55 copper-based alloys, including 15 HPAs, which provide superior strength, conductivity and formability	• Produces nine brass alloys which provide superior strength and corrosion resistance, sold under the Blue Dot® brass rod brand name	• Network of strategically located distribution centers, providing inventory management, distribution and value-added metal processing services to customers
	• Over the past three twelve-month periods ended June 30, 2013, a per-period average of 18.6% of Olin Brass’s copper-based products have been sold to A.J. Oster	• Holds exclusive rights for the production and sale of lead-free brass rod in North America, sold under the Green Dot™ rod and Eco Brass® alloy brand names	• Over the past three twelve-month periods ended June 30, 2013, a per-period average of 70.0% of A.J. Oster’s copper-based products have been sourced from Olin Brass
	• Products sold throughout the U.S., Puerto Rico, Mexico, Asia and Europe	• Products sold throughout the U.S., Mexico and Canada	• Products sold throughout the U.S., Puerto Rico and Mexico

Key End Markets	• Munitions, Automotive, Coinage, Building and Housing, Electronics/Electrical Components	• Building and Housing, Transportation, Electronics/Electrical Components, Industrial Machinery and Equipment and Distribution	• Building and Housing, Automotive, Electronics/ Electrical Components

Operations	• 4 strategically located sites in the U.S. and 1 in China	• 1 strategically located manufacturing site and 1 warehouse facility in the U.S.	• 4 strategically located sites in the U.S., 1 in Puerto Rico and 1 in Mexico
	• Marketing and sales joint venture office in Japan • Sales office in Singapore • 1,382 employees; 1,344 in the U.S. and 38 in Asia as of December 31, 2012	• 316 employees as of December 31, 2012	• 268 employees as of December 31, 2012

Our Competitive Strengths

Market Leader in Key Industrial Segments

We believe we have leading market positions in the industry sectors served by each of our three operating segments. Management estimates that our strategically located plants represent approximately 40% of North American capacity for copper and copper-alloy SSP and brass rod production, supplying over 1,700 customers with over 15,000 SKUs, with approximately 10%, 24% and 66% of those SKUs being sold by Chase Brass, Olin Brass and A.J. Oster, respectively. We believe our customers value our ability to provide a diverse range of products, many of which are exclusively offered by us. For example, at Olin Brass, we produce 55 alloys (including 15 HPAs), which, management estimates, based on available market information, is nearly twice as many types of alloys as produced by our closest competitor. Our ability to provide high quality product in varying quantities at attractive prices and in a timely manner to meet the product needs of our customers has resulted in long-standing customer relationships, many of whom we have served for more than 30 years. Our leading market positions and scale also enable us to negotiate favorable arrangements with our suppliers. During 2012, we operated at approximately 57% to 65% capacity utilization across our portfolio of facilities. As a result, we believe it would require a significant investment to become a substantial new participant in the industry, and any such investment might not yield attractive returns for a significant period of time.

Exposure to Cyclical, End Market and New Product Growth

In 2012, approximately 49% of our pounds shipped served end markets principally influenced by new residential construction, repair and remodeling activity and light vehicle sales in the United States. Our operations are well-positioned to take advantage of the recovery that we believe is underway in the U.S. housing market. According to management estimates, U.S. housing starts are expected to grow from 783,000 in 2012 at a compound annual growth rate (“CAGR”) of 11.3% through 2015. According to management estimates, U.S. existing home sales are expected to grow from 4.7 million in 2012 at a CAGR of 6.0% through 2015. We also believe there is considerable growth potential in the U.S. automotive sector. According to management estimates, North American light vehicle production is forecast to grow from 14.4 million in 2012 at a CAGR of 4.2% through 2015. Additionally, we believe further growth will be driven by demand for our new products. We hold exclusive production and sales rights for “lead-free” Eco Brass® rod and control the licensing of Eco Brass® ingot in North America. This “lead-free” alloy can be used to make products that comply with Federal legislation that will require a reduction of lead content in all plumbing devices that come in contact with drinking water, effective January 1, 2014. In addition, we believe that the Company is well positioned to become an industry leader in anti-microbial copper products through its CuVerro product line. In 2011 Olin Brass completed the Federal and state registration processes necessary to market its CuVerro™ materials as having anti-microbial properties and has licensed more than a dozen exclusive component manufacturers to market CuVerro™ products to the healthcare industry. We believe there is significant opportunity for us to expand our customer base to include companies that develop copper products for use in the healthcare, food service and other industries, replacing stainless steel and aluminum. We also anticipate a significant increase in the size of the coinage market if the U.S. transitions to the $1 coin and eliminates the dollar bill. As a certified supplier to the United States Mint, we expect to capture a material portion of this new demand. Finally, we currently believe that demand levels for rod and strip products in the U.S. are significantly below historical averages and that with the expected continued recovery in our key end-markets, we will observe significant increases in demand for our products. Given our current installed operating capacity and associated utilization rates, we believe we can meet this increase in demand with very low capital investment.

Significant Expected Profit Growth through Volume Increases

Since our formation in 2007, we have implemented various cost reduction initiatives and workforce flexibility programs focused on reducing our fixed and non-metal variable costs. We believe the largely automated nature of our operations at our Chase Brass facility and the absence of defined benefit pension obligations or retiree healthcare obligations have contributed to a lean, flexible cost structure, which should position us to achieve strong operating margins going forward. Specifically:

•

During 2012, we operated at approximately 57% to 65% capacity utilization across our portfolio of facilities. As such, we have available operating capacity that we can bring online quickly to respond to increased demand for our products and value-added services;

•	We believe we can increase production at our facilities with minimal change in our fixed costs and without significant additional capital investment; and

•	We believe we have the financial capacity and balance sheet strength to meet the working capital requirements that would accompany production increases in response to growing customer demand.

Since our formation in 2007, we have consistently improved our Consolidated Adjusted EBITDA per pound, a metric that management monitors to assess our profitability and operating efficiency, from $0.10 per pound for the year ended December 31, 2008 to $0.23 per pound for the year ended December 31, 2012.

Margin and Cash Flow Profile Insulated from Metal Price Volatility

Approximately 70% to 75% of our cost structure consists of variable metal costs, for which we use our balanced book approach to substantially reduce the financial impact of metal price volatility on our earnings and operating margins. Our business model is principally based on the conversion and fabrication of the metal we purchase into finished and semi-finished alloy products. Our financial performance is driven by metal conversion economics (i.e., the prices we charge for our products and value-added services and our ability to control our operating costs); we do not seek to profit from movements in underlying metal prices. Through our balanced book approach, we match the timing, quantity and price of our metal sales with the timing, quantity and price of our replacement metal purchases. Our balanced book approach allows us to substantially reduce the financial impact of metal price volatility on our earnings and operating margins. Our balanced book approach and low fixed cost position has allowed us to generate substantial cash flows. For the six months ended June 30, 2013, net cash used in operating activities was $17.9 million and in the six months ended June 30, 2012, net cash provided by operating activities was $30.3 million. For the fiscal years ended December 31, 2012, 2011 and 2010, net cash provided by operating activities was $81.9 million, $64.8 million and $69.4 million, respectively. In addition, we have low capital expenditure requirements. We estimate annual capital expenditures from 2013 to 2017 to range between $25 million to $30 million per annum, of which $20 million to $24 million per annum will consist of capital improvements or replacement of existing capital items. Our total capital expenditures as a percentage of our adjusted sales have ranged from approximately 2% to 4% for the last three fiscal years.

Net loss attributable to Global Brass and Copper Holdings, Inc. per pound was $(0.02) and $(0.02) for the six months ended June 30, 2013, and 2012, respectively. Net income (loss) attributable to Global Brass and Copper Holdings, Inc. per pound was $0.02, $0.11, $0.08, $0.02 and $(0.11) for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively. Net income attributable to Global Brass and Copper Holdings, Inc. per pound was $1.02 for the successor period from October 10, 2007 to December 31, 2007, and net income per pound of our predecessor was $0.07 for the predecessor period from January 1, 2007 to November 18, 2007.

As illustrated in the following chart, we have increased our historical Consolidated Adjusted EBITDA(1) per pound over the period from 2007 to the six months ended June 30, 2013, despite relatively volatile underlying copper prices:

Source: Copper prices from the London Metal Exchange reported by Bloomberg

(1) See note 5 to “Summary Historical Consolidated Financial Data” for the calculation of Consolidated Adjusted EBITDA and a reconciliation to net income (loss) attributable to Global Brass and Copper Holdings, Inc., which is the most directly comparable U.S. GAAP financial measure to Consolidated Adjusted EBITDA.

(2) We acquired the worldwide metals business of Olin Corporation on November 19, 2007. As a result, the 2007 fiscal year is composed of a predecessor period from January 1, 2007 to November 18, 2007 (represented by “2007(P)” in the chart above), and a successor period from the date of our formation, October 10, 2007, to December 31, 2007 (represented by “2007(S)” in the chart above). We had no material operations or assets prior to November 19, 2007. Data for the period from January 1, 2007 to November 18, 2007 are based on books and records provided to us by Olin Corporation in connection with the acquisition, we believe were prepared on a basis consistent with Olin Corporation’s accounting policies and procedures and have not been subject to an audit or review. Data for the predecessor period of 2007 are not prepared using our accounting policies and procedures, do not reflect the application of purchase accounting (which has been applied to the successor period financial statements) and also do not reflect the allocation of Olin Corporation selling, general and administrative expenses to the metals business unit. We believe that the unaudited financial information for the predecessor period of 2007 may be useful to investors for purposes of illustrating trends in our business. Although we have no reason to believe that the unaudited financial information for the predecessor period of 2007 is materially deficient, there is a risk that this unaudited financial information may contain errors that might have been detected in a review or audit process or might have been different if prepared in accordance with our policies and procedures instead of those of Olin Corporation. See note 5 to “Summary Historical Consolidated Financial Data” and note (a) to the reconciliation table contained in such note and “Risk Factors—Risks Related to Our Business—You should not place undue reliance on the selected financial and other information of our predecessor as of November 18, 2007 and for the period from January 1, 2007 to November 18, 2007, which are summarized in this prospectus”.

(3) For the six months ended June 30, 2013.

Over the past three years, we have demonstrated the ability to generate significant operating cash flow despite the relatively difficult operating environment. Our strong cash flow generation has enabled us to significantly reduce our leverage from approximately 7.9x gross debt to Consolidated Adjusted EBITDA upon formation in 2007 to 3.4x as of December 31, 2012. Our debt reduction achievements have also been delivered while distributing dividends to our shareholders. We believe we will continue to generate significant operating cash flow, which will provide us the opportunity to deploy future excess cash flow to fund dividends or value-enhancing acquisitions. We will continue to manage our capital with financial discipline with the objective of maximizing value for our shareholders.

Highly Experienced Management Team

Since our formation in 2007, we have assembled a highly experienced management team, which combines our predecessor’s legacy experience with new team members who have many years of relevant industry experience. The members of our senior management team have, on average, over 26 years of metals industry experience. Since our formation, our senior management team has implemented a new business strategy and successfully transformed the cost structure and operating strategy of the business. Our management team has also instilled a culture that promotes performance excellence with a strong focus on driving profitability and, as a direct result, our operational and financial performance has improved significantly since 2007.

Our Growth Strategy

Participate in Demand Recovery as Economic Conditions Strengthen

Our premium products and services have allowed us to achieve leading positions across a number of attractive end markets. In addition, we maintain strong relationships with a diverse set of customers across those end markets. As U.S. macroeconomic conditions continue to improve, we expect to see increased activity in many of our key end markets, especially building and housing, automotive, coinage and industrial machinery and equipment, which we expect will drive increased demand for our products and services. In the beginning of 2013, the U.S. housing market has experienced a recovery from the sharp downturn that began in 2007. We believe that our available production capacity will allow us to effectively and efficiently respond to increasing demand.

Capitalize on Growth Opportunities for Our Existing Products and Services

We believe there are opportunities to expand the supply of our existing products and services in several key high-value end markets. Examples include:

•

Lead-free and Low-lead Plumbing Products.    New regulations designed to reduce lead content in drinking water plumbing devices provide a key opportunity for future growth. Chase Brass is a premier provider of specialized lead-free products and low-lead alloys. Federal legislation in the United States (the Reduction of Lead in Drinking Water Act, which was patterned after legislation enacted in California and Vermont) will require the reduction of lead content in all drinking water plumbing devices beginning in January 2014. This legislation presents a significant growth opportunity for Chase Brass. Our Eco Brass® products meet Federal, California and Vermont standards and can be used to produce cast, machined and forged faucet parts. We currently supply major faucet, valve and fitting manufacturers who produce multiple products using machined Eco Brass® parts.

•

Transition to the Dollar Coin.    On September 20, 2011, Representatives David Schweikert and Jeb Hensarling introduced the Currency Optimization, Innovation and National Savings, or “COINS Act”, which is intended to modernize the U.S. currency system by transitioning fully from a $1 note to a $1 coin. On January 31, 2012, the COINS Act was introduced in the U.S. Senate. The Government Accountability Office estimated in 2011 that the transition to a $1 coin would save the government on average $184 million a year. While it is uncertain whether any legislation implementing the transition to the $1 coin will be adopted and despite a December 2011 announcement of a substantial reduction in $1 coin production over the next couple of years, we anticipate a significant increase in the size of the coinage market if the U.S. does transition to the $1 coin and eliminates the dollar bill. In addition, increased demand for coinage represents a key potential source of growth for our company. As a certified supplier to the United States Mint, we expect to capture a material portion of this new demand.

Pursue New Growth Opportunities

We have identified a number of important trends in key growth markets which we believe will drive significant incremental growth for our company, including:

•

Anti-microbial Applications.    Olin Brass is well positioned to become a leader in commercializing anti-microbial copper products through its CuVerro™ anti-microbial product line. The EPA recently recognized that copper is inherently capable of neutralizing potentially harmful viruses and bacteria and began accepting registrations of copper alloys with anti-microbial properties. Olin Brass manufactures several such registered alloys, and we believe there is significant opportunity for us to expand our customer base to include companies that develop copper products for use in the healthcare, food service, heating, ventilation and air conditioning industries, replacing stainless steel and aluminum. Olin Brass has completed the Federal and state registration process necessary to market products containing anti-microbial public health claims in full compliance with EPA standards.

•

Renewable Energy Applications.    Renewable energy is a fast growing and attractive sector, with significant long-term growth potential. Copper, copper-alloy and brass products are used in renewable energy technologies, including lithium batteries and solar power applications (such as photovoltaic cells). We believe increasing demand for renewable energy applications will be a key opportunity for further growth.

In addition, we plan to continue to identify opportunities to extend our existing range of products and services through ongoing investment in technology research and development through our Materials Research Laboratory. The Materials Research Laboratory is a copper-alloy research, manufacturing and production innovation lab and is responsible for numerous patents held by our Company and also by our customers. The Materials Research Laboratory was instrumental in developing patented products such as CopperBond®, CopperBond® XTF, and other unique foil products such as C7025 for computer disk drives.

Pursue Strategic Opportunities to Expand Our Business

The North American copper and brass distribution industry includes numerous small, regional players. We believe future industry consolidation and possible strategic acquisitions in key growth markets will provide opportunities for us to create shareholder value and increase our presence in these markets. In addition, we may pursue strategic acquisition and/or partnership opportunities to increase the breadth and distribution of our product portfolio and metal distribution services in the future.

Company History

Global Brass and Copper Holdings is a portfolio company of KPS. Global Brass and Copper Holdings was formed in October 2007 to acquire the worldwide metals business of Olin Corporation. In connection with the acquisition, which was completed on November 19, 2007, we recruited a new senior management team, led by John Walker, our Chief Executive Officer, to lead the company. In January 2008, we acquired the order book, customer list and certain other assets of Bolton’s North American operations. Our senior management team has led a transformation of the business, implementing a new business strategy and cost structure and significantly increasing the profitability of the business, despite the severe economic downturn that began in late 2008.

Before Global Brass and Copper Holdings acquired the worldwide metals business of Olin Corporation, most of what is now our business operated for almost 90 years as the Metals segment of Olin Corporation. Over many decades, Olin Corporation’s Metals segment expanded by greatly increasing capacity, developing new technologies and products, such as developing HPAs for the automotive sector, forging business relationships in foreign markets, such as China, and acquiring a distribution business to complement its core metals manufacturing business.

Olin Brass

Olin Brass is a leading manufacturer and converter of specialized copper and brass sheet, strip and fabricated products. The Olin Brass segment also rerolls and forms other alloys such as stainless steel, carbon steel and aluminum. Key attributes of sheet and strip are conductivity, corrosion resistance, strength, formability, cosmetic appearance and antimicrobial properties. Sheet and strip is generally manufactured from copper and copper-alloy scrap.

Olin Brass manufactures its products through four sites in North America and as of December 31, 2012 employed 1,382 employees. The integrated brass mill in East Alton, Illinois is the main operating facility, which produces strip products. Strip products are processed further through the segment’s downstream operations for value-added applications. Olin Brass’s downstream operations include: a stamping operation located in East Alton; a rolling mill in Waterbury, Connecticut with rolling, annealing, leveling, plating and slitting capabilities for various products; a rolling mill in Bryan, Ohio specializing in products sold in the automotive and electronics/electrical components end markets; and a manufacturing facility in Cuba, Missouri that produces high frequency welded copper-alloy tube for heat transfer, utility, decorative, automotive and plumbing applications.

Olin Brass produces a wide variety of products. During the fiscal year ended December 31, 2012, it produced 55 alloys, including 15 HPAs. Olin Brass is working to expand its market portfolio further by capitalizing on certain trends, including applications that utilize the anti-microbial properties of copper, possible transition to the dollar coin in the U.S. and the use of copper, copper-alloy and brass products in renewable energy technologies, including lithium batteries and solar power applications.

Olin Brass’s products are distributed either directly to original equipment manufacturers (“OEMs”) or supply chain customers or to A.J. Oster. In the year ended December 31, 2012, approximately 20% of Olin Brass’s products were shipped to supply chain customers, of which management estimates that approximately 60% of such shipments were directly associated with the building and housing or automotive sectors. Over the past three twelve-month periods ended June 30, 2013, Olin Brass sold a per-period average of 18.6% of its copper-based products to A.J. Oster.

The vertical integration of the manufacturing capabilities of Olin Brass and the distribution capabilities of A.J. Oster allows us to access a wide variety of customers with both high and low volume demand for our products and “just in time” product requirements. The manufacturing and distribution integration between Olin Brass and A.J. Oster is also a competitive strength because we believe that among our major competitors Olin Brass is the only major mill in North America with an associated “in-house” distribution operation that can provide customers flexibility in volume and service levels.

Olin Brass also has operations in Guangzhou, China, through an 80% owned service center joint venture with Chinalco, Olin Luotong Metals. Olin Luotong Metals mainly distributes HPA products within China, accounting for 3.2% of products shipped from Olin Brass during the fiscal year ended December 31, 2012. Olin Brass also has other operations in other parts of Asia and Europe. See “—International”.

Net sales from the shipments to external customers by the Olin Brass segment were $676.6 million during the fiscal year ended December 31, 2012 (41.0% of our net sales), $718.2 million during the fiscal year ended December 31, 2011 (40.3% of our net sales) and $710.3 million during the fiscal year ended December 31, 2010 (42.8% of our total net sales). The total assets of the Olin Brass segment were $216.7 million as of December 31, 2012, $205.4 million as of December 31, 2011 and $208.8 million as of December 31, 2010.

Income before provision for income taxes and equity income for the Olin Brass segment was $41.6 million, $51.0 million and $44.6 million for the years ended December 31, 2012, 2011 and 2010, respectively. Segment Adjusted EBITDA for the Olin Brass segment was $45.1 million, $45.3 million, and $23.2 million, for the years ended December 31, 2012, 2011 and 2010, respectively.

Olin Brass’s products are used in five primary end markets: building and housing, munitions, automotive, coinage and electronics/electrical components.

Building and Housing End Market

Olin Brass manufactures strip, welded tube and stamped parts for a variety of products used in commercial and residential buildings, including faucets, locksets, decorative door hardware and hinges, which require workability, corrosion resistance and attractive appearance. Olin Brass also manufactures strip used in products that require electrical conductivity such as plug outlets, switches, lamp shells, other wiring devices, industrial controls, circuit breakers and switchgears. The products are generally manufactured with copper and copper-alloy sheet and strip, both HPAs and standard alloys, as well as copper-alloy welded tube.

We intend to further expand our customer base in this end market with a focus on healthcare, heating, ventilating and air conditioning by utilizing the anti-microbial properties of copper to replace stainless steel and aluminum.

Customers in this end market are OEMs producing building and housing products. These products are supplied either directly to customers or to A.J. Oster. Olin Brass also supplies building and housing products in China through Olin Luotong Metals.

Demand within this end market is affected by new residential housing, existing home sales, and commercial construction all of which are significantly dependent on overall economic conditions. The building and housing end market accounted for 4% of the total pounds shipped by the Olin Brass segment during the fiscal year ended December 31, 2012, 5% during the fiscal year ended December 31, 2011 and 5% during the fiscal year ended December 31, 2010.

Munitions End Market

Olin Brass manufactures parts utilized in both the military and commercial munitions markets, such as strip and cups, including for uses in shot shell bullet jackets, centerfire, rimfire and small caliber military munitions. Munitions demand is predominantly domestic, with occasional opportunities to supply U.S. alliance partners with these parts.

Customers in this end market include major munitions producers in the U.S., as well as government facilities producing small caliber ammunition.

Demand within this market is affected by the U.S. government’s security policies, as well as consumer demand for firearms and munitions. The munitions end market accounted for 42% of the total pounds shipped by the Olin Brass segment during fiscal year ended December 31, 2012, 40% during the fiscal year ended December 31, 2011, and 41% during the fiscal year ended December 31, 2010.

Automotive End Market

Olin Brass manufactures both strip and fabricated products used as lead frames and electrical connectors for use in automobiles. These products are made with HPAs, which makes these products suitable for applications requiring high reliability, high temperature and low insertion force. For example, these electrical connectors, along with lead frames manufactured by us, are used in junction boxes, wiring harnesses, ignition systems, lighting and automotive entertainment systems.

Customers in this end market include primary automotive connector suppliers in the U.S. Although historically the business in this end market remained largely regional in the U.S., Olin Brass and A.J. Oster are collectively working to capitalize on the migration of automotive production to Mexico, where an A.J. Oster service center is located.

Demand within this end market is affected by the level of consumer spending on automobiles, which is significantly dependent on overall economic conditions. The automotive end market accounted for 13% of the total pounds shipped by the Olin Brass segment during the fiscal year ended December 31, 2012, 13% during the fiscal year ended December 31, 2011 and 12% during the fiscal year ended December 31, 2010.

Coinage End Market

Olin Brass supplies coinage strip for use in the production of dollar coins, quarters, dimes and nickels. Customers in this end market include the United States Mint, for which we are a supplier contracted through 2017. Olin Brass has been a supplier for the United States Mint for over 30 years and expects to continue to renew its contract periodically with the United States Mint for the foreseeable future. Olin Brass services the United States Mint directly.

The demand within this end market is affected by the level of activities in retail transactions. If the U.S. economy continues to improve and/or the United States Mint transitions from dollar bills to $1 coins, we expect the demand for our coinage strip to increase further. The coinage end market accounted for 8% of the total pounds shipped by the Olin Brass segment during the fiscal year ended December 31, 2012, 8% during the fiscal year ended December 31, 2011 and 5% during the fiscal year ended December 31, 2010.

Electronics/Electrical Components End Market

Olin Brass manufactures strip used in integrated circuit sockets for circuit boards, electrical connectors for laptop computers, consumer electronics and appliances, and foils for flexible circuit applications. The strip manufactured in this end market is high in HPA content. We intend to further expand the product base in this end market through the use of copper, copper-alloy and brass products in renewable energy technology, including lithium batteries and solar power applications.

Customers in this end market are primarily electronics manufacturers that operate globally. A portion of these customers is serviced through A.J. Oster, and the remainder is supplied directly by Olin Brass, with the Somers Thin Strip facility providing the foil products on a global scale.

Demand within this end market is affected by consumer spending on electronics, which may fluctuate significantly as a result of economic conditions. Direct sales to the electronics end market accounted for 5% of the total pounds shipped by the Olin Brass segment during the fiscal year ended December 31, 2012, 4% during the fiscal year ended December 31, 2011 and 6% during the fiscal year ended December 31, 2010.

International

Asia

Olin Brass’s operations in Asia primarily consist of Olin Luotong Metals in Guangzhou, China, a value-added service center joint venture between Olin Brass and Chinalco; GBC Metals Asia Pacific PTE, a 100% owned subsidiary in Singapore; and Dowa-Olin Metal Corporation, a marketing and sales joint venture with Dowa located in Hamamatsu, Japan.

Olin Luotong Metals, established in 2002, is a value-added service center joint venture in Guangzhou, China, which is 80% owned by Olin Brass and 20% owned by Chinalco. It distributes into the Chinese market HPAs manufactured by Olin Brass in the U.S. and standard alloys manufactured by Chinalco. Olin Luotong Metals performs value-added slitting and winding operations to these alloys prior to distribution. Primary customers include major multinational manufacturers of components used in automotive, electronic and electrical applications. Almost all of Olin Luotong Metals’ sales are settled in U.S. dollars. During the fiscal year ended December 31, 2012, Olin Luotong Metals generated $37.5 million of net sales (excluding sales to other Olin Brass affiliates).

Dowa-Olin Metal Corporation, established in 1987, is a marketing and sales joint venture located in Hamamatsu, Japan, and is 50% owned by Olin Brass and 50% owned by Dowa. The main function of Dowa-Olin Metal Corporation is to market and sell HPAs licensed from Olin Brass and manufactured at Dowa’s strip mills to key customers in Japan and southeast Asia. The primary markets served include electronic lead frames and electrical connectors. During the fiscal year ended December 31, 2012, Dowa-Olin Metal Corporation generated $83.0 million of net sales. As Dowa-Olin Metal Corporation is accounted for as a non-consolidated entity, these sales are not included in our total net sales or the net sales of Olin Brass.

GBC Metals Asia Pacific PTE is an Olin Brass wholly-owned subsidiary located in Singapore. GBC Metals Asia Pacific PTE markets and sells HPAs supplied primarily by Olin Brass and Dowa-Olin Metal Corporation into key electronics markets in Asia, including Singapore, Malaysia, Korea, Taiwan and China. During the fiscal year ended December 31, 2012, GBC Metals Asia Pacific PTE generated $16.2 million of net sales (excluding sales to other Olin Brass affiliates).

Sales volume of Olin Brass in Asia (excluding Dowa-Olin Metal Corporation) was 10.4 million pounds during fiscal year ended December 31, 2012 (3.9% of total pounds shipped by Olin Brass), 9.7 million pounds during the fiscal year ended December 31, 2011 (3.7% of total pounds shipped by Olin Brass) and 13.1 million pounds during the fiscal year ended December 31, 2010 (4.3% of total pounds shipped by Olin Brass).

Europe

Olin Brass’s business in Europe is conducted through distribution arrangements with Aurubis U.K. in the United Kingdom and Türkis GmbH in Germany.

Sales volume of Olin Brass in the European region was 1.1 million pounds during the fiscal year ended December 31, 2012 (0.4% of total pounds shipped by Olin Brass), 0.9 million pounds during the fiscal year ended December 31, 2011 (0.3% of total pounds shipped by Olin Brass) and 1.1 million pounds during the fiscal year ended December 31, 2010 (0.4% of total pounds shipped by Olin Brass).

Others

Sales volume from Olin Brass’s international business in regions other than Asia and Europe, including sales shipments in Mexico and Canada, was 7.9 million pounds during the fiscal year ended December 31, 2012 (3.0% of total pounds shipped by Olin Brass), 8.5 million pounds during the fiscal year ended December 31, 2011 (3.2% of total pounds shipped by Olin Brass) and 7.3 million pounds during the fiscal year ended December 31, 2010 (2.4% of total pounds shipped by Olin Brass).

For a discussion of the risks relating to our foreign operations, see “Risk Factors—Risks Related to Our Business—A portion of our net sales is derived from our international operations, which exposes us to certain risks inherent in doing business abroad”.

Chase Brass

Chase Brass primarily manufactures brass rod, including round and other shapes, ranging in size from 1/4 inch to 4.5 inches in diameter. These primary shapes and sizes are used by consumers of brass rod, who machine or otherwise process the rod for applications used in various end markets. Brass rod is primarily used for forging and machining products, such as valves and fittings. Key attributes of brass rod include its machinability, corrosion resistance and moderate strength. Brass rod is generally manufactured from copper or copper-alloy scrap.

All of the segment’s rod is manufactured at its facility located in Montpelier, Ohio. Chase Brass distributes all of its products directly to customers. The acquisition of the order book, customer list and certain other assets of Bolton’s North American operations in January 2008 boosted Chase Brass’s capabilities and customer base. Chase Brass plans to further capitalize on opportunities arising from regulation limiting lead content in potable water plumbing fixtures. We believe this will increase the need for low-lead and lead-free materials, including Eco Brass®.

Chase Brass’s products are distributed either directly to original equipment manufacturers or to supply chain customers. During the fiscal year ended December 31, 2012, approximately 37% of Chase Brass’s products were sold to supply chain customers.

Net sales from shipments to external customers by the Chase Brass segment were $647.7 million during the fiscal year ended December 31, 2012 (39.2% of our total net sales), $705.0 million during the fiscal year ended December 31, 2011 (39.6% of our total net sales) and $611.9 million during the fiscal year ended December 31, 2010 (36.9% of our total net sales). The total assets of the Chase Brass segment were $125.1 million as of December 31, 2012, $132.3 million as of December 31, 2011 and $107.5 million as of December 31, 2010.

Income before provision for income taxes and equity income for the Chase Brass segment was $65.7 million, $71.8 million and $60.0 million for the years ended December 31, 2012, 2011 and 2010, respectively. Segment Adjusted EBITDA for the Chase Brass segment was $66.6 million, $73.7 million and $61.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Chase Brass’s products are used in four primary end markets: building and housing, transportation, electronics/electrical components and industrial machinery and equipment. During the year ended December 31, 2012, Chase Brass shipped a total of 216.9 million pounds, including 80.3 million pounds shipped to distributors, job shops and forging shops, which were allocated by management to Chase Brass’s end markets based on information gathered by management from such distributors, job shops and forging shops to calculate the pounds shipped to the various end markets presented below.

Building and Housing End Market

Chase Brass manufactures brass rod for use in faucets, valves and fittings, including single lever faucet hubs, bodies of standard stop valves and stems and balls of valves. Demand within this end market is affected by new residential housing activity, and existing home sales, all of which are significantly dependent on overall economic conditions.

Chase Brass produces a number of low-lead and lead-free products, or “green portfolio” products, which meet the standards under new state laws in California and Vermont as well as Federal standards (patterned after legislation enacted in California and Vermont) that will go into effect in January 2014 with respect to the level of lead content in products used in plumbing and drinking water applications. Chase Brass’s Green Dot rod and Eco Brass® ingot products are part of the green portfolio, and Chase Brass is the exclusive licensee of the intellectual property rights for their production and sale in North America. Chase Brass also manufactures other non-patented green portfolio products. Our green portfolio products accounted for 9.9% of pounds shipped of Chase Brass during the fiscal year ended December 31, 2012, as compared to 8.5% and 8.7% in the fiscal years ended December 31, 2011 and 2010, respectively. See “—Our Growth Strategy”.

Customers in this end market include major faucet, valve and fitting manufacturers who are producing multiple products using green portfolio materials.

The building and housing end market accounted for 48% of the total pounds shipped of Chase Brass during the fiscal year ended December 31, 2012, 48% during the fiscal year ended December 31, 2011 and 52% during the fiscal year ended December 31, 2010.

Transportation End Market

Chase Brass manufactures brass rod for uses in automobiles and trucking. Specific applications include heavy truck braking systems, tire valves, heat sensors and various truck and automotive fittings. Demand within this end market is affected by levels of transportation activity, levels of maintenance capital spending by transportation companies and the level of commercial truck fleet replacement activity, all of which are affected significantly by overall economic conditions. Customers in this end market include major OEMs in the transport industry and customers who support domestic automotive production.

The transportation end market accounted for 13% of the total pounds shipped by the Chase Brass segment during the fiscal year ended December 31, 2012, 12% during the fiscal year ended December 31, 2011 and 11% during the fiscal year ended December 31, 2010.

Electronics/Electrical Components End Market

Chase Brass manufactures brass rod used for telecommunication applications, including products such as coaxial connectors and traps and filters for cable television. Demand within this end market is affected by consumer spending along with new home construction.

Customers within these end markets include major manufacturers of specialty products for use in home and commercial construction, both of which are very dependent on overall economic conditions. Management believes that substantially all of the shipments in this market segment are directly associated with the building and housing and transportation end markets.

The electronics/electrical components end market accounted for 11% of the total pounds shipped by Chase Brass during the fiscal year ended December 31, 2012, 13% during the fiscal year ended December 31, 2011 and 11% during the fiscal year ended December 31, 2010.

Industrial Machinery and Equipment End Market

Chase Brass manufactures brass rod used in industrial valves and fittings. Demand within this end market is affected by capital spending levels, U.S. GDP growth and industrial production growth in the U.S.

Customers in this end market include various major diversified manufacturers and a variety of screw machine companies supporting OEMs.

The industrial machinery and equipment end market accounted for 28% of the total pounds shipped by the Chase Brass segment during the fiscal year ended December 31, 2012, 27% during the fiscal year ended December 31, 2011 and 26% during the fiscal year ended December 31, 2010.

International

Chase Brass primarily supplies products within North America. Export sales outside of North America accounted for less than 1.0% of net sales in each year from 2010 through 2012. Net sales to Canada and Mexico during this time period averaged 4.5% to 5.7% of Chase Brass net sales.

For a discussion of the risks relating to our foreign operations, see “Risk Factors—Risks Related to Our Business—A portion of our net sales is derived from our international operations, which exposes us to certain risks inherent in doing business abroad”.

A.J. Oster

A.J. Oster is a processing distributor of copper and copper-alloy sheet, strip and foil. A.J. Oster operates six strategically-located service centers in the United States, Puerto Rico and Mexico. Key A.J. Oster competitive advantages are short lead-times with high reliability, small-quantity deliveries and a wide range of high-quality, copper-based products. We believe these advantages can help our customers reduce their costs and working capital requirements.

Over the past three twelve-month periods ended June 30, 2013, Olin Brass provided A.J. Oster with a per-period average of 70.0% of its copper-based products. Aurubis is A.J. Oster’s second largest supplier after Olin Brass, supplying approximately 16% of A.J. Oster’s copper-based products in the year ended December 31, 2012. During 2013, A.J. Oster has been purchasing less of its copper-based products from Olin Brass, and Aurubis has become a more significant supplier. We expect this will continue in the future. Many of the coils purchased from Olin Brass and Aurubis are full-width and require slitting.

Each A.J. Oster service center reliably provides a broad range of high-quality products at quick lead-times in small quantities. These capabilities, combined with A.J. Oster’s operations of precision slitting, hot tinning, traverse winding, cutting, edging and special packaging, provide value to a broad customer base.

Net sales from the shipments to external customers by the A.J. Oster segment were $326.2 million during the fiscal year ended December 31, 2012 (19.8% of our total net sales), $355.9 million during the fiscal year ended December 31, 2011 (20.0% of our total net sales) and $336.6 million during the fiscal year ended December 31, 2010 (20.3% of our total net sales). The total assets of the A.J. Oster segment were $79.1 million as of December 31, 2012, $78.9 million as of December 31, 2011 and $89.7 million as of December 31, 2010.

Income before provision for income taxes and equity income for the A.J. Oster segment was $23.7 million, $24.8 million and $21.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. Segment Adjusted EBITDA for the A.J. Oster segment was $19.5 million, $17.9 million and $21.3 million for the years ended December 31, 2012, 2011 and 2010, respectively.

A.J. Oster’s products are used in three primary end markets: building and housing, automotive and electronics/electrical components.

Building and Housing End Market

A.J. Oster slits and distributes copper-alloy strip and aluminum foil used for products in commercial and residential buildings. The two primary applications are electrical and hardware.

Electrical products are primarily for wiring devices. Other applications include switchgears, switches, controls and circuit breakers. Several of our customers for these products are in Puerto Rico or Mexico. These customers require short lead-times, small quantities and numerous specifications. A.J. Oster’s capabilities are well-suited for the geographic locations and the stringent service requirements of the electrical end market.

Hardware products include products such as faucets, window trim, locksets, hinges and kick plates.

Demand in the building and housing end market is affected by new residential housing, commercial construction and existing home sales, all of which are significantly dependent on overall economic conditions. The building and housing end market accounted for 32% of the total pounds shipped for A.J. Oster during the fiscal year ended December 31, 2012, 34% during the fiscal year ended December 31, 2011 and 35% during the fiscal year ended December 31, 2010.

Automotive End Market

A.J. Oster slits, traverse winds, hot tin dips, coats and distributes copper-alloy strip and aluminum foil used in automobile production. Primary customer products are electrical connectors, automotive trim and heat exchangers.

A.J. Oster has excellent geographic coverage to service this market. A.J. Oster Mexico, Queretaro is well-positioned to take advantage of the growing number of second-tier automobile component suppliers that are growing in Mexico.

Demand within this end market is affected by the level of consumer spending on automobiles, which is significantly dependent on overall economic conditions. The automotive end market accounted for 28% of the total pounds shipped by the A.J. Oster segment during the fiscal year ended December 31, 2012, 25% during the fiscal year ended December 31, 2011 and 22% during the fiscal year ended December 31, 2010.

Electronics/Electrical Components End Market

A.J. Oster slits, traverse winds, hot tin dips, coats and distributes copper-alloy strip used for electrical connectors in computers, consumer electronics and automobiles. The markets served by A.J. Oster are service intensive and therefore require A.J. Oster capabilities.

The demand within this end market is affected by consumer spending on electronics, which may fluctuate significantly as a result of economic conditions. The electronics/electrical components end market accounted for 21% of the total pounds shipped by the A.J. Oster segment during the fiscal year ended December 31, 2012, 23% during the fiscal year ended December 31, 2011 and 26% during the fiscal year ended December 31, 2010.

International

A.J. Oster’s North American operations include a service center in central Mexico. The facility is located in Queretaro on the NAFTA Highway in the center of Mexico’s industrial triangle marked by Mexico City, Monterey and Guadalajara.

Automakers in Mexico produce approximately two million automobiles per year. Automotive sub-suppliers that consume copper-alloy strip are now locating facilities in central Mexico in order to support primary automotive manufacturing.

A.J. Oster is well positioned to capture growth in the Mexican market for copper-alloy strip. Our customers located in Mexico will require first-class service and quality levels traditionally demanded by the electrical, electronics and automotive industries. Meeting these demands is a core competency of A.J. Oster.

Net sales from A.J. Oster Mexico were $40.0 million during the fiscal year ended December 31, 2012 (12.3% of A.J. Oster net sales), $33.5 million during the fiscal year ended December 31, 2011 (9.4% of A.J. Oster net sales) and $28.9 million during the fiscal year ended December 31, 2010 (8.6% of A.J. Oster net sales).

For a discussion of the risks related to our foreign operations, see “Risk Factors—Risks Related to Our Business—A portion of our net sales is derived from our international operations, which exposes us to certain risks inherent in doing business abroad”.

Raw Materials and Supply

We manufacture our products using metal in the form of scrap metal (both internally generated and externally sourced) or virgin raw materials. During the fiscal year ended December 31, 2012, 89.5% of our metal came from scrap metal, and the remainder came from virgin raw materials. Olin Brass utilizes both scrap and virgin raw materials, while Chase Brass almost exclusively uses scrap.

The following table shows the breakdown of externally sourced metal used in casting facilities of Chase Brass and Olin Brass during the fiscal year ended December 31, 2012:

Input Raw Material	Olin Brass (million lbs)	Chase Brass (million lbs)	Total (million lbs)	% of Total
Virgin raw materials	68.0	19.9	87.9	18.7%
Dealer scrap	116.9	53.2	170.1	36.3%
Customer scrap	63.9	147.2	211.1	45.0%
Total Externally Sourced Metal	248.8	220.3	469.1	100.0%

We obtain scrap in the following ways:

•

Internally generated scrap.    During the fiscal year ended December 31, 2012, at our facilities in East Alton, Illinois and Montpelier, Ohio, 371.7 million pounds of internally generated process scrap (including 5.0 million pounds generated by A.J. Oster) were returned to the casting facilities to be re-melted based on 800.3 million pounds of copper and copper-alloy slabs and billets produced.

•	Customer generated scrap. Primarily in the Chase Brass segment, we execute scrap supply agreements with most customers that purchase Chase Brass’s brass rod.

•	Dealer scrap. A portion of scrap metal procured by us is obtained in the open market from a wide variety of scrap dealers.

Virgin raw materials, including copper cathode, are purchased at a premium on the London Metal Exchange or Commodities Exchange, or directly from key dealers that support producers around the world. Although virgin raw materials are more expensive compared to scrap, we use them to produce HPAs and other products that require exact specifications.

Customers

Our customer base is broadly diversified, spanning various North American end markets, including building and housing, munitions, automotive, transportation, coinage, electronics/electrical components, industrial machinery and equipment and general consumer end markets. In the fiscal year ended December 31, 2012, we sold over 15,000 different SKUs to more than 1,700 customers, with no customer representing greater than 7% of net sales. In the fiscal years ended December 31, 2012, 2011, and 2010, net sales from all foreign countries were $93.7 million, $88.1 million, and $91.3 million, respectively. We have long-term relationships with our customers, although our contracts with our customers generally have relatively short terms. Our relationships with many of our significant customers have lasted more than 30 years. For additional information see “Risk Factors—Risks Related to Our Business—We do not have long-term contractual arrangements with a substantial number of our customers, and our sales volumes and net sales could be reduced if our customers switch some or all of their business with us to other suppliers”.

Two of our operating segments had customers to whom shipments constituted more than 10% of net sales during the fiscal year ended December 31, 2012. Olin Brass generated 16.3% of its total net sales through shipments to the United States Mint, 11.2% of its total net sales through shipments to Delphi Packard and 11.8% of its total net sales through shipments to ATK. A.J. Oster generated 16.0% of its total net sales through shipments to Molex Incorporated.

Competition

We compete with other companies on price, service, quality and product breadth and availability both domestically and internationally. We believe we have been able to compete effectively because of our high levels of service, breadth of product offering, knowledgeable and trained sales force, modern equipment, numerous locations, geographic dispersion, operational economies of scale and sales volume.

The North American market for brass and copper strip and sheet and brass rod consists of a few large participants and a few smaller competitors for Olin Brass and Chase Brass and a number of smaller competitors for A.J. Oster. Our international competitors are based principally in Europe and Asia.

Our largest competitors in each of the markets in which we operate are the following:

•	Aurubis and PMX Industries, Inc.: manufacturing of copper and copper-alloys in the form of strip, sheet and plate (Olin Brass);

•

ThyssenKrupp Materials NA, Copper and Brass Sales Division: distribution and processing of copper, brass, stainless and aluminum products; Wieland Metals, Inc: re-roll mill and service center for copper and copper-alloy strip (A.J. Oster);

•	Mueller Industries, Inc.: manufacturing of brass rod (Chase Brass).

Based on the data published by Copper Development Association Inc., Copper and Brass Servicenter Association, Inc. (both independent industry associations) and management estimates, as of December 31, 2012, the Olin Brass segment accounted for 35.2% of North American shipments (including shipments to A.J. Oster) of copper and brass alloys in the form of sheet, strip and plate; the A.J. Oster segment accounted for 33.3% of North American shipments of copper and brass, sheet and strip products from distribution centers and rerolling facilities; and the Chase Brass segment accounted for 47.7% of North American shipments of brass rod, not including imports.

Government Regulation and Environmental Matters

Anti-microbial Products

Olin Brass’s copper-based CuVerro™ materials are in full compliance with EPA standards for products recognized by the EPA as having anti-microbial properties. Olin Brass has now completed the

Federal and state registration processes that will allow it to market its CuVerro™ products with anti-microbial public health claims.

Lead-free and Low-lead Plumbing Products

New regulations designed to reduce lead content in drinking water plumbing devices provide a key opportunity for future growth. Chase Brass is a premier provider of specialized lead-free products and low-lead alloys. Federal legislation in the United States (the Reduction of Lead in Drinking Water Act, which was patterned after legislation enacted in California and Vermont) will require the reduction of lead content in all drinking water plumbing devices beginning in January 2014. This legislation presents a significant growth opportunity for Chase Brass. Our Eco Brass® products meet Federal, California and Vermont standards and can be used to produce cast, machined and forged faucet parts. We currently supply major faucet, valve and fitting manufacturers who produce multiple products using machined Eco Brass® parts.

Environmental

Our operations are subject to a number of Federal, state and local laws and regulations relating to the protection of the environment and to workplace health and safety. In particular, our operations are subject to extensive Federal, state and local laws and regulations governing the creation, transportation, use, release and disposal of wastes, air and water emissions, the storage and handling of hazardous substances, environmental protection, remediation, workplace exposure and other matters. Hazardous materials used in our operations include general commercial lubricants, cleaning solvents and cutting oils. Among the regulated activities that occur at some of our facilities are: the accumulation of scrap metal, which is sold for recycling; and the generation of hazardous waste, solid wastes and wastewaters, such as water from burning tables operated at some of our facilities. The generation, storage, and disposal of these wastes is in accordance with the Federal Water Pollution Control Act, CERCLA and the Resource Conservation and Recovery Act, and we use third-party commercial disposal services as permitted by these laws for the removal and disposal of these wastes. The storage, handling, and use of lubricating and cutting oils and small quantities of maintenance-related products and chemicals are also regulated under environmental laws, and the health hazards of these materials are communicated to employees pursuant to the Occupational Safety and Health Act.

In general, our facilities’ operations do not involve the types of emissions of air pollutants, discharges of pollutants to land or surface water, or treatment, storage, or disposal of hazardous waste which would ordinarily require Federal or state environmental permits. Some of our facilities possess authorizations under the Clean Air Act for air emissions from paints and coatings. At some locations, we also possess hazardous materials storage permits under local fire codes or ordinances for the storage of combustible materials such as oils or paints. At some facilities we possess state or local permits for on-site septic systems. Our cost of obtaining and complying with such permits has not been, and is not anticipated to be, material.

We believe that we are in substantial compliance with all applicable environmental and workplace health and safety laws and do not currently anticipate that we will be required to expend any substantial amounts in the foreseeable future in order to meet such requirements. Nevertheless, some of the properties we own or lease are located in areas with a history of heavy industrial use, and are near sites listed on the CERCLA National Priority List, CERCLIS and comparable state listings. CERCLA establishes responsibility for clean-up without regard to fault for persons who have released or arranged for disposal of hazardous substances at sites that have become contaminated and for persons who own or operate contaminated facilities. In many cases, courts have imposed joint and severable liability on parties at CERCLA clean-up sites. We have a number of properties located in or near industrial or light industrial use areas; accordingly, these properties may have been contaminated by pollutants which may have migrated from neighboring facilities or have been released by prior occupants. Some of our properties have been affected by releases of cutting oils and similar materials and we are investigating and remediating such known contamination pursuant to applicable environmental laws. The costs of these clean-ups have not been material in the past. We are not currently subject to any claims or notices with respect to clean-up or remediation under CERCLA or similar laws for contamination at our leased or owned properties or at any off-site location. However, we could be notified of such claims in the future. It is also possible that we could be identified by the U.S. Environmental Protection Agency, a state agency or one or more third parties as a potentially responsible party under CERCLA or under analogous state laws.

Pursuant to the agreement, dated November 19, 2007, by which we purchased our current operating locations from Olin Corporation, Olin Corporation agreed to retain responsibility for a wide range of liabilities under environmental laws arising out of existing contamination on our properties, and agreed to indemnify us without limitation with respect to these liabilities. Specifically, Olin Corporation retained responsibility for:

•	compliance with all obligations to perform investigations and remedial action required under the Connecticut Real Property Transfer Act at properties in Connecticut;

•	pending corrective action/compliance obligations under the Federal Resource Conservation and Recovery Act for certain areas of concern at our East Alton, Illinois facility; and

•	all obligations under environmental laws arising out of 24 additional specifically identified areas of concern on various of our properties.

Olin Corporation also retained complete responsibility for all liabilities arising out of then pending governmental inquiries relating to environmental matters; for “any liability or obligation in connection with a facility of the Business to the extent related to pre-Closing human exposure to Hazardous Materials, including asbestos-containing materials”; and for “any liability or obligation in connection with the off-site transportation or disposal of Hazardous Materials arising out of any pre-Closing operations of the Business”.

In addition, Olin Corporation agreed to indemnify us, subject to a $1.0 million deductible and $30.0 million liability cap, for any other environmental liabilities arising out of pre-acquisition activities in decreasing percentages, starting with 75% of losses in the first two years following the closing and decreasing to 0% of losses by the seventh year. Since 2007, Olin Corporation has continued to perform environmental remedial actions on our properties, including the East Alton, Illinois and Waterbury, Connecticut properties, and continues to work closely with us to address matters covered by the indemnity. Because of the Olin Corporation indemnity, we have not been required to engage in any significant environmental cleanup activity on our properties during the past four years and do not currently have any material reserves established to address environmental remedial requirements.

Management Information Systems

Each of our three operating segments generally has its own information systems that organize various business data to streamline its operations. Olin Brass uses a custom-developed application platform that is supplemented by certain select modules from an enterprise resource planning (“ERP”) system. Collectively, these systems are used to process and record Olin Brass’s business and financial data. Olin Brass’s fixed assets system, in addition to tracking Olin Brass’s fixed assets, is also used to process and record fixed assets for A.J. Oster and Chase Brass. Olin Brass’s facility in Waterbury, Connecticut is the only facility that has its own independent application environment that supports all business and financial data, other than fixed assets, on site. Olin Brass is currently beginning to implement a fully integrated ERP system to replace its current management information systems. A.J. Oster utilizes two applications on a single platform. One application handles inventory and customer orders, and the other application handles customer information, supplier information and the general ledger. Chase Brass uses a fully integrated ERP system that supports purchasing, inventory, accounts payables, customer data, sales orders, billing, accounts receivables, cash application and the general ledger.

We currently use an automated centralized consolidation system that was implemented in the fourth quarter of 2011. Prior to the implementation of our automated centralized consolidation system, we used Olin Brass’s general ledger as the base for the company-wide general ledger and consolidated all business segments manually.

Employees

As of December 31, 2012, we employed 1,986 persons. As of the same date, the Olin Brass segment employed 1,382 persons, 70% of our total employees, the A.J. Oster segment employed 268 persons, 13% of our total employees, the Chase Brass segment employed 316 persons, 16% of our total employees and the corporate office employed 20 persons, 1% of our total employees.

As of December 31, 2012, 1,118, or approximately 56%, of our employees at various sites were members of unions. We have generally maintained good relationships with all unions and employees, which has been an important aspect of our ability to be competitive in our industry. There are nine unions representing employees in the Olin Brass segment (eight representing employees at the East Alton, Illinois facility and one representing employees of Bryan Metals, LLC), two representing employees of the A.J. Oster segment (one representing employees of A.J. Oster Foils, LLC and another representing employees of A.J.O. Global Services Mexico S.A. de C.V.) and one representing employees of the Chase Brass segment. In July 2012, employees at the Olin Brass Somers Thin Strip facility elected a union representative, and the election was certified by the National Labor Relations Board on July 27, 2012. On April 2, 2013, Somers Thin Strip employees ratified a collective bargaining agreement. That agreement took effect on April 3, 2013 and expires on December 15, 2015. The collective bargaining agreement with the eight unions that represent employees at the East Alton facility of Olin Brass expires in November 2013. On August 13, 2013, a new collective bargaining agreement expiring on June 30, 2017 was ratified by the union-represented employees of Chase Brass. The collective bargaining agreement with the union representing employees of A.J. Oster Foils, LLC expires in January 2014. The collective bargaining agreement with the union representing employees of A.J.O. Global Services Mexico S.A. de C.V. has an indeterminate term, with a review of wages every year and a review of benefits every two years. The collective bargaining agreement with the union represented employees of Bryan Metals, LLC is effective through September 30, 2014. Since our acquisition of the worldwide metals business of Olin Corporation in November 2007, we have not experienced any work stoppages at any of our facilities. We presently do not anticipate any problems or issues with respect to renewing the outstanding collective bargaining agreements upon acceptable terms. Historically, we have succeeded in negotiating new collective bargaining agreements without a strike. See “Risk Factors—Risks Related to Our Business—Adverse developments in our relationship with our employees could have a material adverse effect on our business, financial condition, results of operations and cash flows”.

Research and Development

We conduct research and development through our Materials Research Laboratory, located within our facilities in East Alton, Illinois and Waterbury, Connecticut. Our research facilities are staffed with six scientists in metallurgy and electrochemistry. We intend to continue to invest in research and development to develop new products and to expand our value-added services that meet our customers’ needs.

Our key research and development accomplishments are the following:

•

Alloy Development.    We have developed numerous alloy systems that we have designed and patented, including those that meet many of the global standards for electronic, lead frame and connector applications, as well as specialty clad alloys supplied to the United States Mint, including a gold-colored metal alloy we developed for both the Sacagawea and Presidential one-dollar coins.

•

Foil Products—CopperBond®; CopperBond® XTF.    We have developed CopperBond® treated foil, an ultra-thin copper plated foil product used in electronic flexible circuit applications. Our rolling mill in Waterbury, Connecticut utilizes four specialized plating lines to manufacture CopperBond® foil. Other unique foil products developed include C7025 for computer disk drives and CopperBond® XTF foil, a flexible extra-thin treated foil that can be produced in thicknesses as thin as one micron.

•

Specialized Coatings.    We have developed specialized coatings and plating systems for copper-based alloys. The proprietary tin coatings used by us have been licensed in many countries for automotive terminal applications, which require extreme thermal stability and low insertion forces. We have also been developing specialized anti-tarnish coatings for a variety of end markets.

•

Process Improvements.    We research and develop improvements for the Olin Brass manufacturing facilities intended to enhance product quality, operating efficiency and cost effectiveness. We have also developed melting and casting procedures that are tailored to improve cast bar quality and yield in commercial operations. We are currently working on the development of improved casting techniques for Olin Brass. We also utilize the Materials Research Laboratory facilities to improve our downstream mill processing process to reduce costs and further improve product quality.

The following describes some of the primary laboratory functions available at our Materials Research Laboratory facilities:

•	Metal Forming. Formability tests are used to determine the ability of sheet metal to make a desired part. Standard simulative tests and specialized tests assess strip metal formability.

•

Electrical Interconnects.    A fully-automated, computer-driven data acquisition and control system is used to measure static contact resistance, fretting wear, macro wear and coefficients of friction. The equipment simulates and quantifies various failure mechanisms typically responsible for connector malfunction.

•

Test Development.    We have the capability to perform a wide range of tests to applicable standards, such as ASTM, or in accordance with locally developed or customer specific procedures. If a currently available test is not appropriate, a new test can be developed.

•	Materials Characterization. A broad range of materials characterization capabilities are available to support the Materials Research Laboratory technology development efforts.

Our research and development expenditures for the fiscal year ended December 31, 2012 were $1.5 million (0.1% of total net sales), $1.5 million for the fiscal year ended December 31, 2011 (0.1% of total net sales) and $1.7 million for the fiscal year ended December 31, 2010 (0.1% total net sales). See “Risk Factors—Risks Related to Our Business—Failure to protect, or uncertainty regarding the validity, enforceability or scope of, our intellectual property rights could impair our competitive position”.

Risk Management and Insurance

The primary risks in our operations are personal injury, property damage, transportation, criminal acts, risks associated with international operations, directors and officers’ liability and general commercial liabilities. We are insured against general commercial liabilities, automobile accidents (including injury to employees and physical damage of goods and property and employer liabilities), directors and officers liability, crime, foreign risks, aircraft products liability, ocean cargo liability and flood through insurance policies provided by various insurance companies up to amounts we consider are sufficient to protect against losses due to claims associated with these risks. Our insurance policies are renewed annually, and reassessed as we deem appropriate.

We also maintain bonds with certain Federal, state and international authorities to insure against risks relating to, among other things, delays due to customs clearances, compliance with certain laws and regulations and import and export of goods.

Safety

Consistent with other strategic initiatives, management is pursuing a ‘Best in Class’ performance status for employee safety. Our management has committed itself to achieving a formal ‘Star’ certification within the OSHA sponsored Voluntary Protection Program, or VPP. A formal VPP Star certification is OSHA’s official recognition for outstanding efforts between employers and employees for achieving exemplary occupational safety and health. The Safety Excellence / VPP initiative shifts the safety paradigm to an aggressive proactive approach that stresses strong employee participation and collaboration, management accountability, employee training and hazard elimination as core foundational elements.

Patents, Trademarks and Other Intellectual Property Rights

Chase Brass has an exclusive intellectual property license, valid through the expiration of the U.S. patents in 2027, to produce and sell Eco Brass® rod and ingot in North America, granted by Mitsubishi Shindoh Company, Ltd., the Japanese company that owns the relevant intellectual property rights. We have sublicensed our rights to three sublicensees, none of which is a competitor of any of our subsidiaries or segments. These sublicensing arrangements are valid until the expiration of the relevant patents in North America. In addition, we have alloy licensing arrangements with companies in Germany, Japan and China.

As of December 31, 2012, we owned 189 patents, of which 59 were U.S. patents. We also own various trademarks relating to our products. As of December 31, 2012, we owned 25 trademarks, of which 12 are U.S. trademarks. Most of these are owned by GBC Metals, LLC, a wholly owned subsidiary of ours. We license the marks OLIN BRASS and OLIN METALS for metal products from Olin Corporation. These licenses continue unless we breach the license agreement. We also license stylized versions of these marks from Olin Corporation and the license to the stylized version includes an annual termination option.

We license the intellectual property rights related to certain proprietary alloy systems to other major brass mills around the world, including Dowa. As of December 31, 2012, there were seven such licenses.

Government Contract

The United States Mint is a significant customer of Olin Brass. Olin Brass has been one of the authorized suppliers to the United States Mint since 1969 and currently has a contractual arrangement to supply nickel and brass coinage strip to multiple United States Mint facilities. Our supply agreement with the United States Mint runs through 2017. The United States Mint can terminate our contract in whole or in part when it is in the best interest of the United States Mint to do so and any damages payable to us by the United States Mint for such termination would not include lost profits.

Seasonality and Backlog

There is a slight decrease in our net sales in the fourth fiscal quarter as a result of the decrease in demand due to customer shutdowns for the holidays and year-end maintenance of plants and inventory by customers. We also typically experience slight working capital increases in the first fiscal quarter.

Vehicles

We operate a fleet of owned or leased trucks and trailers, as well as fork lifts and support vehicles. We believe these vehicles are generally well maintained and adequate for our current operations.

Manufacturing, Property and Facilities

Many of our facilities are capable of being used at higher capacities than those at which they are currently being used, and as a result we can increase production to respond to increased demand for our products and services. We believe that our facilities will be adequate for the expected needs of our existing businesses over the next several years. We estimate based on generally available data that our plants currently represent approximately 40% of North American capacity for copper and copper-alloy SSP and brass rod production, supplying our customers with over 15,000 SKUs.

Pursuant to a 2007 transition services agreement, Olin Corporation supplies Olin Brass with natural gas, water, steam and waste water disposal, among other things, at its East Alton, Illinois facility. According to the transition services agreement, Olin Corporation has agreed to provide utility services until Olin Corporation ceases operations at its East Alton, Illinois facility, at which time Olin Brass has the option to acquire the utilities infrastructure at fair market value.

The following table summarizes our major facilities as of June 30, 2013:

	Operation	Location	Owned or Leased	Products
Corporate and other segment	Corporate Headquarters	Schaumburg, Illinois	Leased
Olin Brass segment(1)	Mill Products	East Alton, Illinois(2)	Owned(3)	Copper-based strip Clad copper & copper-alloy strip
	Fabricated Products	East Alton, Illinois	Owned(3)	Stamped & drawn copper-based parts
	Fineweld Tube	Cuba, Missouri	Owned	Welded copper-alloy tube
	Bryan Metals	Bryan, Ohio	Owned	Copper-based strip
	Somers Thin Strip	Waterbury, Connecticut	Owned	Copper-based strip and foil Stainless steel light gauge strip
	Olin Luotong Metals	Guangzhou, China	Owned building; 50-year lease on land	Copper-based strip
	Olin Brass Headquarters	Louisville, Kentucky	Leased
Chase Brass segment	Manufacturing	Montpelier, Ohio(4)	Owned	Alloy-rod
	Warehouse	Los Angeles, California	Leased	Alloy-rod
A.J. Oster segment	Processing and Distribution	Warwick, Rhode Island	Leased
	Processing and Distribution	Alliance, Ohio	Owned
	Processing and Distribution	Carol Stream, Illinois	Owned	Copper-alloy strip, aluminum foil, specialty stainless steel, specialty rod and wire
	Processing and Distribution	Yorba Linda, California	Leased
	Processing and Distribution	Caguas, Puerto Rico	Owned
	Processing and Distribution	Queretaro, Mexico	Owned
	A.J. Oster Headquarters	Warwick, Rhode Island	Leased

(1)	All of Olin Brass’s copper and copper-alloy sheet and strip mills are ISO 9000-2000 certified.
(2)	The East Alton, Illinois facility is TS 16949 certified.
(3)	Certain utility infrastructure at the East Alton, Illinois facility is leased by Olin Brass from Olin Corporation.
(4)	The Montpelier, Ohio facility is ISO 9001-200 certified.

Legal Proceedings

We are currently and from time to time involved in a variety of claims, lawsuits and other disputes arising in the ordinary course of business, none of which management currently believes are, or will be, material to our business.

MANAGEMENT

Our executive officers and directors as of the date of this prospectus are as follows. Each is a citizen of the U.S. unless otherwise indicated.

Name	Age	Position
John H. Walker	56	Chief Executive Officer and Class II Director
Robert T. Micchelli	57	Chief Financial Officer
Daniel B. Becker	59	President—A.J. Oster
Devin K. Denner	56	President—Chase Brass
John J. Wasz	53	President—Olin Brass; Chief Operating Officer
Scott B. Hamilton	54	General Counsel and Secretary
Paul Schwind	37	Corporate Controller
Michael Psaros	46	Chairman of Board of Directors (Class III Director)
Raquel Palmer	40	Class III Director
David Shapiro	51	Class III Director
Jay Bernstein	38	Class II Director
George Thanopoulos	50	Class II Director
Ronald C. Whitaker	65	Class I Director
Martin E. Welch, III	65	Class I Director
David Burritt	58	Class I Director

John H. Walker—Mr. Walker has served as chief executive officer of Global Brass and Copper Holdings and as a director of Global Brass and Copper Holdings since 2007. From 2003 to 2006, he served as chief executive officer and president of The Boler Company, a major transportation manufacturer. Additionally, he currently serves as a director of Nucor Corporation, a major steel manufacturer, and of United Continental Holdings, Inc., a global airline. Mr. Walker served as a director of Delphi Corporation, an auto parts manufacturer, from 2005 to 2009 and of The Boler Company from 2003 to 2006. Mr. Walker provides valuable business expertise and extensive management knowledge to the Board of Directors, having served as our chief executive officer and in key management and operational oversight roles in various other corporations. The restructuring knowledge he has gained from his executive role at Weirton Steel, a major steel producer, which reorganized under federal bankruptcy laws, provided valuable turnaround experience. He also brings consulting and strategy expertise from his early career with McKinsey & Company, a global management consulting firm. Mr. Walker brings audit and financial experience to the Board of Directors through his service on the audit committees of United Continental Holdings, Inc. Delphi Corporation and Nucor Corporation, and knowledge of director and executive compensation through his service on the compensation committee of United Continental Holdings, Inc. and Nucor Corporation. Further, Mr. Walker serves on the nominating and governance committee of Nucor Corporation as well as the public responsibility committee of United Continental Holdings, Inc. For the foregoing reasons, we believe Mr. Walker is a valuable member of the Board of Directors.

Robert T. Micchelli—Mr. Micchelli has served as the chief financial officer of Global Brass and Copper Holdings since 2008. Prior to joining Global Brass and Copper Holdings, from 2007 to 2008 Mr. Micchelli served as executive vice president and chief financial officer of Wilbert Plastics, Inc., a plastics design and processing company, vice president of finance of The Boler Company from 2001 to 2006 and vice president of finance of Marconi Medical Systems, Inc., a medical diagnostics equipment manufacturer. Mr. Micchelli brings to us 30 years of diverse financial management experience in the fields of manufacturing, plastics processing, transportation equipment, medical imaging and specialty chemicals. He holds a bachelor’s degree from Rutgers University and an MBA from the University of Chicago Booth School of Business.

Daniel B. Becker—Mr. Becker has been president of A.J. Oster since 2004. Prior to becoming president of A.J. Oster, Mr. Becker served in executive roles both domestically and internationally at Olin Corporation, a major metals manufacturer. Mr. Becker has led successful restructurings of several European business units of Olin Corporation and achieved turnaround and profitability improvements at Olin Corporation’s pool chemical business. Mr. Becker earned his degree in accounting from Iowa State University in 1976.

Devin K. Denner—Mr. Denner has served as the president of Chase Brass since 2007. Prior to this role, he was vice president and general manager of Chase Brass from 2006 to 2007 and before that held executive positions of increasing responsibility with Olin Corporation. He has led multiple business acquisition integration efforts during his career. He is well respected in the metals industry and currently serves as the vice chairman of the Copper and Brass Fabricators Council. Mr. Denner holds a degree in mechanical engineering from the Missouri University of Science and Technology and an MBA in finance from Saint Louis University.

John J. Wasz—Mr. Wasz has served as the Chief Operating Officer of Global Brass and Copper Holdings since January 2012 and as the president of Olin Brass since 2010. From 2008 to 2009, he was the special advisor to the chief executive officer of Aleris International, Inc. From 2004 to 2008, Mr. Wasz served as executive vice president and president of Aleris Rolled Products North America, an aluminum manufacturer. Prior to that time, from 1999 to 2001, he served as executive vice president and president of Aflex, a manufacturer of industrial flexible hose, and prior to that Mr. Wasz held the position of vice president of operations of Aflex. Additionally, Mr. Wasz has served in several other management capacities at other companies.

Scott B. Hamilton—Mr. Hamilton has served as General Counsel of Global Brass and Copper Holdings since May 2011. From 2007 to 2011, Mr. Hamilton served as the general counsel and chief restructuring officer of Basin Water, Inc., a designer and manufacturer of water treatment systems that filed for bankruptcy in July of 2009. From 1999 to 2007, Mr. Hamilton served as associate general counsel of Veolia Water North America, a leading wastewater services provider, and from 1998 to 1999 he served as vice president and general counsel of USFilter Operating Services, Inc., a wastewater services provider. Mr. Hamilton also served at the SEC from 1992 to 1998, where he held the position of branch chief. Mr. Hamilton holds a degree in history from Duke University and a degree in law from the University of Illinois College of Law.

Paul Schwind—Mr. Schwind currently serves as corporate controller and has been with Global Brass and Copper Holdings since he became director of financial planning and analysis in July 2010. From January 2009 to June 2010, Mr. Schwind served as senior manager of financial reporting and consolidations for PepsiAmericas, a global beverage distribution company. From 2006 to 2008, he served as manager of financial reporting at Kimball Hill Homes, a national homebuilding company, and from 2002 to 2006 he served as a senior accountant at Nuveen Investments, an investment management and advisement firm. Mr. Schwind also served as a senior audit associate at PricewaterhouseCoopers from 1999 to 2002. Mr. Schwind holds an accounting degree from Illinois State University and an MBA from the Northwestern University Kellogg School of Management.

Michael Psaros—Mr. Psaros currently serves as chairman of the Board of Directors and has held this position since 2007. He is a co-founder and managing partner of KPS. Mr. Psaros currently serves as chairman of the board of WWRD Holdings Limited, a provider of luxury home and lifestyle products, American & Efird, a major manufacturer and distributor of industrial sewing thread and textiles, and Chassis Brakes International Group, a major manufacturer of automotive foundation brakes and brake components. He also serves as a director of Motor Coach Industries, Inc., a major coach bus manufacturer, International Equipment Solutions, LLC, a global engineered equipment company, United Copper Industries, Inc., a major manufacturer of building wire and cable, and

Waupaca Foundry, Inc., a major producer of iron castings used in the automotive, agriculture and construction industries. He has also previously served on the boards of directors of many former KPS portfolio companies. Mr. Psaros earned his finance degree from Georgetown University and prior to founding KPS was an investment banker at Bear, Stearns and Co., Inc. Mr. Psaros brings extensive experience in leadership, finance and business turnaround to the Board of Directors. For these reasons, we believe he is well qualified to serve as chairman of the Board of Directors.

Raquel Palmer—Ms. Palmer has been a director of Global Brass and Copper Holdings since 2007. Ms. Palmer is a partner at KPS. She currently serves as chairman of the board of International Equipment Solutions, LLC. She also serves as a director of WWRD Holdings Limited, American & Efird, Chassis Brakes International Group, United Copper Industries, Inc., Waupaca Foundry, Inc. and Motor Coach Industries, Inc. She has also previously served on the boards of directors of many former KPS portfolio companies. Ms. Palmer holds a degree in political science from Stanford University. Prior to joining KPS in 1997, Ms. Palmer was an investment banker with Kidder, Peabody & Co. Ms. Palmer brings extensive experience in leadership, finance and business turnaround to the Board of Directors. For these reasons, we believe she is well qualified to serve on the Board of Directors.

David Shapiro—Mr. Shapiro has been a director of Global Brass and Copper Holdings since 2007. Mr. Shapiro is a co-founder and managing partner of KPS. He currently serves as chairman of the board of United Copper Industries, Inc. and Waupaca Foundry, Inc. He also serves as a director of WWRD Holdings Limited, American & Efird, Chassis Brakes International Group, International Equipment Solutions, LLC and Motor Coach Industries, Inc. He has also previously served on the boards of directors of many former KPS portfolio companies. Mr. Shapiro holds a degree in history from the University of Michigan and an MBA in finance from the University of Chicago Booth School of Business. Prior to founding KPS, Mr. Shapiro was an investment banker with Drexel Burnham Lambert and Dean Witter Reynolds. Mr. Shapiro brings extensive experience in leadership, finance and business turnaround to the Board of Directors. For these reasons, we believe he is well qualified to serve on the Board of Directors.

Jay Bernstein—Mr. Bernstein has been a director of Global Brass and Copper Holdings since 2007. Mr. Bernstein is a partner at KPS. He currently serves as chairman of the board of Motor Coach Industries, Inc. He also serves as a director of WWRD Holdings Limited, American & Efird, Chassis Brakes International Group, International Equipment Solutions, LLC, United Copper Industries, Inc. and Waupaca Foundry Inc. He has also previously served on the boards of directors of many former KPS portfolio companies. Mr. Bernstein holds a degree in economics from the University of Michigan and an MBA in finance from Columbia University. Prior to joining KPS in 1999, Mr. Bernstein was an investment banker with Schroders. Mr. Bernstein brings extensive experience in leadership, finance and business turnaround to the Board of Directors. For these reasons, we believe he is well qualified to serve on the Board of Directors.

George Thanopoulos—Mr. Thanopoulos has served as a director of Global Brass and Copper Holdings since July 2011. Concurrently, Mr. Thanopoulos has served as chief executive officer of HHI Group Holdings, a leading manufacturer of forged and forged/machined components in North America, since 2005 and also currently serves as a director of JL French, one of the leading global suppliers of die cast aluminum components and assemblies. Since 2012, Mr. Thanopoulos has served as a director of Chassis Brakes International, one of the world’s three largest manufacturers of automotive foundation brakes and foundation brake components. Prior to joining HHI Group Holdings, Mr. Thanopoulos was president of the engine group of Metaldyne, an automotive parts manufacturer, located in Plymouth, Michigan. He holds a degree in mechanical engineering from the University of Michigan. We believe Mr. Thanopoulos’s extensive experience in management and in the manufacturing industry makes him well qualified to serve on the Board of Directors.

Ronald C. Whitaker—Mr. Whitaker has served as a director of Global Brass and Copper Holdings since July 2011. Mr. Whitaker served as the president and chief executive officer of Hyco International Inc, a major manufacturer of hydraulic cylinders, from 2003 to 2011. From 1995 to 2003, he served as chief executive officer or chairman of the board of directors of various manufacturing companies, including Strategic Distributions, Inc., a distributor of items to industrial customers, Johnson Outdoors, a sporting goods manufacturer, and EWI (Studebaker) Inc., an automotive tier-1 stampings supplier. Mr. Whitaker currently serves on the boards of directors of Sturm Ruger & Co., a firearms manufacturer, Pangborn Corp., an industrial surfacing company, and The Savannah Music Festival. Mr. Whitaker graduated from the College of Wooster in 1969 with a degree in economics and from Dartmouth’s Tuck School of Business in 1971. We believe Mr. Whitaker’s extensive background in turnaround leadership, corporate strategy, operations and marketing make him well qualified to serve on the Board of Directors.

Martin E. Welch, III—Mr. Welch has served as a director of Global Brass and Copper Holdings since July 2011. Mr. Welch served as executive vice president and chief financial officer of Visteon Corporation, a global automotive parts supplier from 2011 to 2012. Mr. Welch served as executive vice president and chief financial officer of United Rentals, Inc., an industrial and construction equipment rental company, from 2005 to 2009, and concurrently from 2002 to 2008 he served as business advisor to the private equity firm York Management Services. Mr. Welch served on the board of directors and chaired the audit committee of Delphi Corporation from 2006 to 2009. Mr. Welch served as chief financial officer of Kmart Corporation, a major retailer that filed for bankruptcy in 2002, from 1995 to 2001. From 1991 until 1995, Mr. Welch served as chief financial officer for Federal-Mogul Corporation, an automotive parts supplier. Mr. Welch is a certified public accountant. Mr. Welch has acquired important business leadership, financial and accounting skills from his career in the retail, business services, and automotive industries, including through his tenure as chief financial officer of United Rentals, Inc., Kmart Corporation and Federal-Mogul Corporation. We believe these skills make him well suited to serve on the Board of Directors.

David Burritt—Mr. Burritt has served as a director of Global Brass and Copper Holdings since July 2011. On September 1, 2013, Mr. Burritt joined the United States Steel Corporation, an integrated steel producer, as its executive vice president and chief financial officer. Until June 2010, Mr. Burritt served as chief financial officer and vice president of global finance and strategic services for Caterpillar Inc., an industrial and construction machinery and engines manufacturer. Since 2008, Mr. Burritt has also served on the board of directors of Lockheed Martin Corporation, a global security and aerospace company, and since 2009, he has chaired the audit committee. Mr. Burritt earned a degree in accounting from Bradley University in 1977 and an MBA from the University of Illinois at Champaign-Urbana in 1990. Mr. Burritt is a certified public accountant and a certified management accountant. Mr. Burritt brings extensive accounting, financial and manufacturing industry experience to the Board of Directors. For this reason, we believe he is well qualified to serve on the Board of Directors.

Controlled Company

Our common shares are listed on the NYSE. Currently, KPS, through Halkos, controls more than 50% of the voting stock of Global Brass and Copper Holdings. Under current NYSE listing standards, we qualify as a “controlled company” and, accordingly, are exempt from the NYSE requirement to have a majority of independent directors, a fully-independent nominating and corporate governance committee and a fully-independent compensation committee.

Director Independence

The Board of Directors has determined that Messrs. Thanopoulos, Whitaker, Welch and Burritt are “independent directors” as such term is defined by the applicable rules and regulations of the NYSE.

Board Structure

Composition

The Board of Directors of Global Brass and Copper Holdings currently consists of nine members. In accordance with the certificate of incorporation and bylaws, the number of directors on the Board of Directors will be determined from time to time by the Board of Directors, and only a majority of the Board of Directors may fix the number of directors. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. At any meeting of the Board of Directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Our amended and restated certificate of incorporation provides that the Board of Directors are divided into three classes of directors, with staggered three-year terms, with the classes to be as nearly equal in number as possible. The classified board provisions are subject to a “sunset” provision. Class I, Class II and Class III directors serve initial terms expiring at our annual meeting of stockholders in 2014, 2015 and 2016, respectively. Each director elected at any future annual meeting of stockholders will serve a term expiring at the next annual meeting of stockholders. Therefore, by the 2016 annual meeting of stockholders, the classified board provisions will no longer be in effect. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board of Directors.

We have an audit committee consisting entirely of independent directors, subject to applicable phase-in periods.

Committees of the Board

The Board of Directors has four standing committees.

Audit Committee

Our audit committee consists of Messrs. Burritt, Welch and Whitaker. The Board of Directors has determined that Messrs. Burritt, Welch and Whitaker all qualify as “audit committee financial experts” as such term is defined in Item 407(d)(5) of Regulation S-K and that each of Messrs. Burritt, Welch and Whitaker are “independent” for purposes of Rule 10A-3 of the Securities Exchange Act of 1934 and under the NYSE listing standards. The composition of the audit committee satisfies the independence requirements of the SEC and the NYSE.

The principal duties and responsibilities of our audit committee are to prepare the report required by the rules of the SEC to be included in our annual proxy statement or annual report and oversee and monitor the following:

•	the integrity of our financial statements;

•	the independence, qualifications and performance of our independent registered public accounting firm;

•	compliance by our personnel with our code of ethics and related-party transactions policies;

•	the performance of our internal audit function; and

•	compliance by us with legal and regulatory requirements.

Compensation Committee

Our compensation committee consists of Messrs. Burritt, Welch, Whitaker, Thanopoulos, Psaros and Shapiro.

The principal duties and responsibilities of the compensation committee are as follows:

•

developing and monitoring our overall compensation policies, including, without limitation, determining the appropriate balance among base salary, annual bonus and long-term incentive awards, and establishing performance based incentives that support and reinforce our long-term strategic goals, organizational objectives and shareholder interests;

•	annually reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance and determining and approving the CEO’s compensation level;

•	reviewing and approving the annual base salaries and annual incentive opportunities of other members of our senior management;

•

reviewing and approving employment agreements, change-in-control agreements and all other incentive awards and opportunities, including both cash-based and equity-based awards and opportunities, retirement benefits, perquisites and other compensation and benefits for the members of our senior management both during and after employment;

•	monitoring and reviewing our incentive compensation plans and equity-based compensation plans and making recommendations to the Board of Directors with respect to those plans;

•	reviewing and approving our Compensation Discussion and Analysis and other reports and disclosures to be included in our various public filings;

•	reviewing our employee compensation programs as they relate to risk management and risk-taking incentives;

•	overseeing compliance with NYSE rules with respect to equity compensation plans; and

•	providing regular reports to the Board of Directors and any compensation committee reports required by the SEC to be included in our proxy statement and annual report.

The compensation committee will have the sole authority to retain and terminate any compensation consultant to assist in the evaluation of employee compensation and to approve the consultant’s fees and the other terms and conditions of the consultant’s retention.

Nominating and Governance Committee

The nominating and governance committee consists of Messrs. Welch, Burritt, Whitaker, Thanopoulos, Psaros and Shapiro. Because we are a “controlled company” under the NYSE rules, our nominating and governance committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the nominating and governance committee accordingly in order to comply with such rules. The principal duties and responsibilities of the nominating and governance committee will be as follows:

•

to establish criteria for board and committee membership and recommend to the Board of Directors proposed nominees for election to the Board of Directors and for membership on committees of the Board of Directors;

•	to make recommendations to the Board of Directors regarding board governance matters and practices;

•	to develop and recommend to the Board of Directors sound corporate governance practices and principles;

•	to oversee the implementation of processes and procedures for the annual review of corporate management, members of the Board of Directors and its committees;

•	to consider and report to the Board of Directors on all matters relating to the selection and qualification of the candidates nominated to the Board of Directors;

•

to assist the Board of Directors by identifying individuals believed qualified to become members of the Board of Directors, consistent with criteria approved by the Board of Directors, and to recommend to the Board of Directors the director nominees for the next annual meeting of stockholders;

•	to recommend to the Board of Directors director nominees for each committee; and

•

to perform such other functions as the Board of Directors may from time to time assign to the nominating and governance committee. In performing its duties, the nominating and governance committee shall seek to maintain an effective working relationship with the Board of Directors and our management.

Executive Committee

Our executive committee consists of Messrs. Walker, Psaros, Shapiro, Bernstein and Ms. Palmer. The principal duties and responsibilities of the executive committee will be as follows:

•	to exercise the powers and duties of the Board of Directors when the Board of Directors is not in session;

•	to make regular reports to the Board of Directors;

•

to review and exercise final approval authority over earnings press releases, financial information and earnings and earnings guidance provided to analysts, rating agencies and included in some of our SEC filings; and

•	to implement the policy decisions of the Board of Directors.

Risk Oversight

The Board of Directors has an oversight role, as a whole and also at the committee level, in overseeing management of our risks. The Board of Directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. The compensation committee of the Board of Directors is responsible for overseeing the management of risks relating to our employee compensation plans and arrangements and the audit committee of the Board of Directors oversees the management of financial risks. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board of Directors is regularly informed through committee reports about such risks.

Risk and Compensation Policies

Our management, at the direction of the Board of Directors, has reviewed our employee compensation policies, plans and practices to determine if they create incentives or encourage behavior that is reasonably likely to have a material adverse effect on us. In conducting this evaluation, management has reviewed our various compensation plans, including our incentive and bonus plans, equity award plans and severance compensation plans, to evaluate risks and the internal controls we have implemented to manage those risks. In completing this evaluation, the Board of Directors and management believe that there are no unmitigated risks created by our compensation policies, plans and practices that create incentives or encourage behavior that is reasonably likely to have a material adverse effect on us.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of our compensation committee, and none of them have served, or will be permitted to serve, on the compensation committee (or any other committee serving similar function) of any other entity.

Codes of Conduct

We maintain and enforce a Code of Ethics that applies to our President, Chief Executive Officer, Chief Financial Officer, senior financial officers and controllers at the corporate and segment levels (the “Senior Officers Code”). The Senior Officers Code was designed to be read and applied in conjunction with our Code of Business Conduct and Ethics applicable to all employees. Both the Senior Officers Code and the Code of Business Conduct are available at www.gbcholdings.com. Any future changes or amendments to the Senior Officers Code or the Code of Business Conduct, and any waiver of the Senior Officers Code or the Code of Business Conduct that applies to our Chief Executive Officer, Chief Financial Officer or Principal Accounting Officer will be posted to our website at the above location.

Related Person Transactions

We maintain and enforce a Related Person Transaction Policy, which sets forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our audit committee. In accordance with our Related Person Transaction Policy, our audit committee has overall responsibility for the implementation and compliance with this policy.

For the purposes of our Related Person Transaction Policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and in which any related person (as defined in our Related Person Transaction Policy) had, has or will have a direct or indirect material interest, in excess of $10,000. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship which has been reviewed and approved by the Board of Directors or compensation committee.

Our Related Person Transaction Policy requires that notice of a proposed related person transaction be provided to our legal department prior to entering into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our audit committee for consideration at its next meeting. Under our Related Person Transaction Policy, our audit committee will only be permitted to approve those related person transactions that are in, or not inconsistent with, our best interests. In the event we become aware of a related person transaction that has not been previously reviewed, approved or ratified under our Related Person Transaction Policy and that is ongoing or is completed, the transaction will be submitted to the audit committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

Our Related Person Transaction Policy also provides that the audit committee will review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation

The following Compensation Discussion and Analysis provides information regarding the objectives and elements of our compensation philosophy, policies and practices with respect to the compensation of our named executive officers. The following discussion and analysis of compensation arrangements of our named executive officers for 2012 should be read together with the compensation tables and related disclosures set forth below. This discussion is based on our current plans, considerations and expectations regarding our compensation programs. Compensation policies that we adopt in the future may differ materially from the policies summarized in this discussion.

Our named executive officers for the fiscal year ended December 31, 2012 were:

•	John H. Walker, Chief Executive Officer

•	Robert T. Micchelli, Chief Financial Officer

•	John J. Wasz, Chief Operating Officer, President—Olin Brass

•	Daniel B. Becker, President—A.J. Oster

•	Devin K. Denner, President—Chase Brass

Objectives of Our Executive Compensation Program

Our executive compensation philosophy is based on the principle of pay-for-performance. Accordingly, our executive compensation programs are designed to achieve the following objectives:

•

Align the interests of our named executive officers with those of our stockholders.    We link a meaningful portion of compensation to the achievement of our long-term goals by rewarding named executive officers as stockholder value increases. To that end, a significant portion of the compensation awarded to our named executive officers is in the form of profits interests in Halkos, our ultimate parent.

•	Retain management. Compensation is designed to retain our named executive officers by having significant long-term equity compensation.

•

Motivate through ownership.    We believe that the best way to inspire leadership and performance is by distributing ownership in the form of equity-based compensation and requiring executive management to retain meaningful exposure to our stock through the grant of profits interests in Halkos.

We anticipate increasing the flexibility and expanding the elements of our compensation structure in the future, while maintaining simplicity and a pay-for-performance culture. As we transition into a public company, we intend to evaluate our compensation programs and philosophy and will review executive compensation on an annual basis. We adopted a new omnibus equity incentive plan in connection with the IPO. See “—Global Brass and Copper Holdings, Inc. 2013 Omnibus Equity Incentive Plan”.

Setting Executive Compensation

Our current executive compensation program is largely based on arrangements that were negotiated at the time of our formation. KPS directly negotiated with Mr. Walker the terms of his compensation as well as the compensation arrangements for the other named executive officers.

Role of Compensation Committee

On September 23, 2011, we formed a compensation committee. Since we are still a “controlled company” following the completion of the IPO, we are not required to have a fully independent compensation committee under the NYSE rules and have therefore not changed the composition of our compensation committee. See “Management—Controlled Company” and “Management—Board Structure—Committees of the Board—Compensation Committee.” The Compensation Committee consists of David Burritt (Chairman), Michael Psaros, David Shapiro, George Thanopoulos, Martin Welch and Ron Whitaker.

Role of Compensation Consultant

In connection with the IPO and our transition from a privately held company to a public company, we have engaged Towers Watson in order to benchmark compensation and make recommendations for future compensation (including cash, annual bonus and equity-based compensation) for our named executive officers. The Board of Directors intends to review and evaluate the results of Towers Watson’s work and will use its judgment to implement new compensation arrangements with the named executive officers, while considering best practices with respect to executive compensation arrangements. During 2012, Towers Watson reviewed the executive compensation programs that we had in place, including salary, bonus and long-term incentive awards (which consisted solely of profits interests shares granted to the named executive officers).

Towers Watson benchmarked the named executive officer compensation against a peer group of fifteen companies. Towers Watson benchmarked the components of base salary and target bonuses against the 25th percentile, median and 75th percentile of its peer group. The Board of Directors did not determine to target cash compensation at any specific percentage but has concluded that the cash compensation for the named executive officers is generally at (or slightly above or below) the median of the peer group. The peer group was updated in 2012 to include three companies (marked with an asterisk below) and to remove three companies from the peer group. The three companies that were added are in a similar industry and are also considered peers by some of our competitors. We removed three companies because two of the companies had revenues in excess of three times our revenues and one company had revenues less than 0.4% of our revenues. The companies in the peer group for 2012 were:

•	Alliant Techsystems Inc.

•	Carpenter Technology Corporation

•	Century Aluminum Company

•	Gibraltar Industries, Inc.

•	Handy & Harman Ltd. (formerly known as WHX Corporation)

•	Kaiser Aluminum Corporation

•	Materion Corporation (formerly known as Brush Engineered Materials Inc.)

•	Mueller Industries, Inc.

•	OM Group, Inc.

•	Olin Corp.

•	Schnitzer Steel Industries Inc.*

•	Titan International, Inc.

•	Titanium Metals Corporation

•	Valmont Industries, Inc.*

•	Worthington Industries, Inc.*

Based on the recommendation of Towers Watson, in the first quarter of 2012, we increased the base salaries of our named executive officers by 4% except for Mr. Wasz, whose base salary was increased by $100,000 in connection with his promotion to Chief Operating Officer. Additionally, based on the recommendation of Towers Watson, the base salaries of each of our named executive officers increased by 3% effective April 1, 2013.

Principal Components of Compensation of Our Named Executive Officers

The compensation package offered to our named executive officers consists of:

Base salary.    The base salary for each of our named executive officers is designed to compensate the named executive officer for his experience, education, personal qualities and other qualifications that are essential for the specific role the named executive officer serves for us while remaining competitive with the market.

Annual cash bonuses.    Our named executive officers are eligible to receive annual cash bonuses based on an annual bonus plan established by the Board of Directors. Each of our named executive officers has a target bonus based on a percentage of his base salary. In addition, a discretionary bonus of up to $1.0 million in the aggregate may be paid out based on Mr. Walker’s subjective assessment of performance of our executive officers, subject to the approval of the Compensation Committee and the Board of Directors. The cash bonuses are considered at-risk compensation as such payments are not guaranteed.

Long-term equity-based compensation.    In general, we provide a significant portion of the compensation due to our named executive officers in the form of long-term equity-based compensation. We believe that providing compensation that is contingent on our long-term performance and that is at-risk serves to align the long-term interests of our named executive officers with the long-term interests of our stockholders. To date, long-term equity-based compensation has been granted to our named executive officers solely in the form of Class B Shares in Halkos. See “—Equity-Based Compensation”.

Limited perquisites and other benefits.    Our named executive officers are eligible to participate in our 401(k) retirement plan and life insurance coverage and are eligible for reimbursement of financial and estate planning services of up to $15,000. In addition, Mr. Becker is entitled to use of a company car.

Compensation Mix

Our current compensation package is designed to provide a strong link between the compensation of our executive officers, our success and our stockholders generally. The cash components—base salary and cash bonus compensation—collectively represent what we believe is appropriate pay for expected performance during the year. The equity-based compensation component is designed to encourage high performance by closely aligning an executive officer’s pay with the interests of our stockholders. The allocation between different elements of compensation with respect to our named executive officers has been a product of individual negotiations to date.

Employment Agreement and Severance Protection

We have entered into an employment agreement with Mr. Walker, as well as severance protection agreements with each of our other named executive officers. Previously, Messrs. Becker and Denner were not parties to employment agreements, offer letters or severance protection agreements because they were employed by us prior to our acquisition of the worldwide metals business of Olin Corporation in 2007.

Mr. Micchelli’s prior severance protection agreement was amended and restated, effective October 20, 2011, to incorporate a revised definition of “cause”. In connection with the IPO, Messrs. Wasz, Becker and Denner entered into new severance protection agreements with us on August 31, 2011, July 28, 2011, and July 29, 2011, respectively, which are substantially similar to Mr. Micchelli’s severance protection agreement, except with respect to the definition of “good reason”. Mr. Wasz’s new severance protection agreement supersedes his prior severance protection agreement.

Under Mr. Micchelli’s amended and restated severance protection agreement, and under each of Messrs. Wasz’s, Becker’s and Denner’s new severance protection agreements, “cause” generally means:

•	the failure or refusal to perform the duties of his position after written notice from the Chief Executive Officer;

•

willful misconduct or gross negligence in the performance of his duties that has an adverse effect on our operations after receipt of at least one warning from us (or, if applicable, the president’s segment);

•

intentional breach by the executive of a written covenant with us or, if applicable, the president’s segment, of a written policy, in each case relating to the use and preservation of intellectual property and/or confidentiality;

•	being impaired by or under the influence of alcohol, illegal drugs or controlled substances while working or while on our property;

•	conviction of or plea of nolo contendere to a felony; or

•

dishonest, disloyal or illegal conduct or gross misconduct that materially and adversely affects his performance or our reputation or business (or, if applicable, that of the president’s segment) (it being agreed that a petty offense or a violation of the motor vehicle code shall not constitute “cause”).

Prior to the determination that “cause” has occurred with respect to any of the grounds listed above other than a conviction of or plea of nolo contendere to a felony, the executive will have a 30-day cure period to remedy such breach, unless, in the Board of Directors’ discretion, the “cause” event is incapable of reasonably prompt cure or if the Board of Directors determines that its fiduciary duty requires such termination.

“Good reason” under Mr. Micchelli’s amended and restated severance protection agreement generally means any of the following events occurring without Mr. Micchelli’s consent:

•	any change in title or reporting relationship that does not reasonably constitute a promotion;

•	assignment of duties materially and adversely inconsistent with his position which results in a material diminution of position, authorities, duties or responsibilities;

•	any material diminution in base salary, bonus opportunities or benefits;

•	any requirement to relocate from Mr. Micchelli’s principal residence; or

•	if John Walker is no longer the Chief Executive Officer.

“Good reason” under our segment presidents’ new severance protection agreements generally means any of the following events occurring without such executive’s consent:

•	assignment of duties materially and adversely inconsistent with his position which results in a material diminution of position, authorities, duties or responsibilities;

•	any material diminution in base salary, bonus opportunities or benefits; or

•	for Mr. Wasz, a requirement that he relocate, which increases his one-way commute by more than 50 miles from his current location.

Under Mr. Micchelli’s amended and restated severance protection agreement, and under each of Messrs. Wasz’s Becker’s, and Denner’s severance protection agreements, the executive must provide written notice of events claimed to constitute “good reason” within 60 days of the initial occurrence of such events and provide us (or, if applicable, the president’s segment) with an opportunity to cure the applicable circumstance within 30 days following such written notice. If we (or, if applicable, the president’s segment) fail to cure such circumstance, the executive’s resignation for “good reason” must be tendered within 30 days of our (or, if applicable, the president’s segments) failure to cure.

For additional information regarding Mr. Walker’s employment agreement and the severance protection agreements of Messrs. Micchelli, Wasz, Becker and Denner, see “—Employment Arrangements with Named Executive Officers” and “—Potential Payments Upon Termination or Change in Control”.

Base Salary

We provide our named executive officers with base salary to compensate them for services rendered during the year. We believe that, with respect to our named executive officers, base salary should compensate the executives for their service and performance but that superior contributions and performance should be rewarded by other forms of compensation, including long-term equity-based compensation. The minimum base salary for each of Messrs. Walker and Wasz was set in his respective employment agreement or offer letter. On April 1, 2012 we increased the base salary of our named executive officers by 4% except for Mr. Wasz whose base salary was increased to $500,000 on January 9, 2012 in connection with his promotion to Chief Operating Officer. Based on a recommendation by Towers Watson, effective April 1, 2013, the base salaries of our named executive officers increased by 3%. The increased base salaries are set forth in the table below:

Base Salaries

Name	Base Salary January 1, 2012 ($)	Base Salary April 1, 2012 ($)	Base Salary April 1, 2013 ($)
John H. Walker	770,000	800,800	824,824
Robert T. Micchelli	375,000	390,000	401,700
John J. Wasz	400,000	500,000	515,000
Daniel B. Becker	300,000	312,000	321,360
Devin K. Denner	300,000	312,000	321,360

Annual Cash Bonuses

During 2012, the Board of Directors approved an annual bonus plan with performance targets based on Company performance and individual performance. The Compensation Committee set a target annual incentive for each named executive officer based on the scope of each executive’s duties and respective individual capacity to affect our overall performance as follows: 100% of base salary for Mr. Walker, 70% of base salary for Mr. Micchelli, 75% of base salary for Mr. Wasz and 50% of base salary for Messrs. Becker and Denner with potential maximum bonuses of two times each executive’s respective target bonus amount. The potential target and maximum bonus amounts were consistent with our annual bonus plan for prior years.

For 2012, 70% of each named executive officer’s annual bonus was based on the achievement of budgeted EBITDA (the “EBITDA Bonus”) and 30% was based on the achievement of specific individual performance measures (the “Individual Bonus”). To be eligible for any portion of the EBITDA Bonus, the Company was required to achieve a minimum of 80% of its budgeted EBITDA (80% of budgeted EBITDA achievement would earn the executive the threshold amount of the EBITDA Bonus). Set forth below is a chart showing the sliding scale on which the named executive officer’s incentive compensation was based in terms of percentage of the budgeted EBITDA component achieved and the payout as a percentage of his base salary. Linear interpolation of the EBITDA Bonus payout occurs between 80% and 100% achievement and again, but in different gradations, between 100% and 110%, with a maximum payout of 200% of the component based on the level of achievement of budgeted EBITDA.

Level of Achievement of EBITDA Target	% of EBITDA Bonus
Less than 80%	0%
80%	50%
90%	75%
100%	100%
105%	150%
110% (maximum)	200%

For 2012, we budgeted EBITDA of $119 million. We actually achieved EBITDA of $115 million. Based on the results, each named executive officer received 90.8% of the EBITDA Bonus. The chart below sets forth the EBITDA Bonus that each named executive officer received.

Name	Target Payout as a % of Salary	Actual Award ($)
John H. Walker	70%	508,988
Robert T. Micchelli	49%	173,519
John J. Wasz	53%	238,350
Daniel B. Becker	35%	99,154
Devin K. Denner	35%	99,154

The Individual Bonus was assessed using three performance goals. The first individual performance goal was based on the executive’s involvement and success in preparing the S-1 registration statement in connection with the IPO. The second individual performance goal was based on improvement in financial controls and processes, specifically in the areas of effective inventory control, payroll procedures, IT policies and procedures and closing processes. The third, and final, individual performance goal was based on progress in developing our five-year growth strategy.

The named executive officers contributed to the successful preparation of the S-1 registration statement for the IPO, including several filings during 2012. The named executive officers were instrumental in improving the financial controls and processes in connection with our preparation for becoming a public company. Finally, the named executive officers devoted time and effort in analyzing our existing markets in order to inform and guide the development of our current business model and to develop our five-year growth strategy. For each of the three individual performance goals, Messrs. Walker, Micchelli and Wasz had responsibility for us as a whole (which required significantly more work) and Messrs. Becker and Denner had responsibility for their business units.

With respect to the individual performance measures, the Board of Directors determined that each of the named executive officers met or exceeded all of the individual goals, resulting in a payout of 200% of the Individual Bonus for Messrs. Walker, Micchelli and Wasz due to exceptional performance in meeting their respective non-financial goals which, as noted above, required significantly more work, and 100% for Messrs. Denner and Becker. The payout based on the individual performance metrics is shown in the chart below.

Name	Target Payout as a % of Salary	Actual Award ($)
John H. Walker	30%	480,480
Robert T. Micchelli	21%	163,800
John J. Wasz	23%	225,000
Daniel B. Becker	15%	46,800
Devin K. Denner	15%	46,800

In addition, the Board of Directors decided to pay Messrs. Walker, Micchelli and Wasz an additional discretionary bonus of $360,000, $180,000 and $30,000, respectively. The Board determined to pay the additional bonuses in light of the exceptional performance of the executives with respect to our safety initiatives, completion of the June 1, 2012 Senior Secured Notes offering, cash flow management, development of sales processes and organizational initiatives.

Set forth below is a chart showing the total bonus payments (and as a percentage of base salary) made to each named executive officer for 2012, which includes the EBITDA Bonus, Individual Bonus and in the case of Messrs. Walker, Micchelli and Wasz an additional discretionary bonus.

Name	Actual Award ($)	% of Base Salary
John H. Walker	1,349,468	169%
Robert T. Micchelli	517,319	133%
John J. Wasz	493,530	99%
Daniel B. Becker	145,954	47%
Devin K. Denner	145,954	47%

For 2013, the Board of Directors has approved an annual bonus plan, which is substantially similar to the 2012 annual bonus plan for our named executive officers, provided that the Individual Bonus components are based on preparing the Registration Statement on Form S-1 in connection with the IPO, filing this Registration Statement on Form S-4 to register the exchange offer required for the initial notes and becoming compliant with Section 404 of the Sarbanes-Oxley Act. For Mr. Becker and Mr. Denner, their 2013 annual bonus plan may provide that the EBITDA Bonus component will comprise 75% of their annual bonus and may be partially based on our EBITDA and EBITDA of the respective business units. In addition, the Chief Executive Officer may allocate discretionary bonuses of up to an aggregate of $1.0 million to our named executive officers and other officers who are subject to Section 16 under the Exchange Act, subject to the approval of the Compensation Committee.

Equity-Based Compensation

Profits Interest Shares

Pursuant to the limited liability company agreement of Halkos and related award agreements, our named executive officers each received equity-based compensation in the form of Profits Interest Shares in Halkos. The Profits Interest Shares are membership interests in Halkos and represent the right of the holder to share in distributions from Halkos after KPS has received certain returns on its investment. At the time of our inception, Profits Interest Shares representing the right to receive an amount equal to 12% of our increase in value after returns to KPS and its affiliates had been made were allocated to a pool for grants to the named executive officers and other key employees. Of the total membership interests, 11.8% have been allocated to management, out of the amount reserved. The Profits Interest Shares were structured such that if the value of Halkos did not increase, then the Profits Interest Shares would have no value.

Each of Messrs. Walker, Micchelli, Becker and Denner were granted Class B Profits Interest Shares on December 31, 2008. The awards were intended to vest over three years following our acquisition of the worldwide metals business of Olin Corporation, and thus have a vesting start date of October 15, 2007. One-third of the Class B Profits Interest Shares were vested on the grant date, one-third vested in October 2009 and the remaining third vested on October 15, 2010. Mr. Wasz was granted Class B Profits Interest Shares on April 7, 2010, and one-third of his Profits Interest Shares vested on January 18, 2011 (the first anniversary of his employment with us), and, in anticipation of the IPO, the remaining two-thirds were subject to accelerated vesting on January 4, 2012. Halkos has the right, but not the obligation, to repurchase the Class B Profits Interest Shares upon termination of employment, at a formula price. The Profits Interest Shares were granted in lieu of any other equity or equity based compensation. The awards were granted in order to foster a long term commitment to our named executive officers and to align a large portion of our executives’ compensation with the interests of Halkos.

The table below sets forth the number of Class B Profits Interest Shares owned by our named executive officers:

Class B Profits Interest Shares

Name	Class B Shares ($)
John H. Walker	13,500	(1)
Robert T. Micchelli	2,920
John J. Wasz	3,000
Daniel B. Becker	1,000
Devin K. Denner	1,500

(1)	This represents 10,000 Class B Profits Interest Shares which were granted to Mr. Walker in 2008. Also represents 2,000 Class C Profits Interest Shares and 2,000 Class D Profits Interest Shares that were granted in 2008 but were, collectively, converted into 3,500 Class B Profits Interest Shares on June 30, 2011.

On May 19, 2011, the Board of Directors awarded the 420 Class B Profits Interest Shares that were unallocated to Mr. Micchelli. Those shares were 100% vested on May 19, 2011.

On August 18, 2010 and on June 1, 2012, Halkos distributed cash to its members, including with respect to the Class B Profits Interest Shares, in the amounts set forth in the table below, to our named executive officers. Mr. Wasz did not receive a distribution of cash in 2010 because he was not vested in his Class B Profits Interest Shares. On January 18, 2011 and January 17, 2012, Mr. Wasz received distributions of $169,588 and $344,315 respectively with respect to his vested Class B Profits Interest Shares, which was determined by deducting monetized tax advances of $45,080 and $91,527 from gross distribution amounts of $214,668 and $435,842 respectively. Distributions were made on vested Profits Interest Shares, similar to the way that dividends and distributions would be made with respect to shares of stock that were owned outright. No distribution would be made with respect to the Profits Interest Shares if Halkos did not appreciate in value.

Distributions in Respect of Class B Profits Interest Shares

Name	Distribution in Respect of Class B Profits Interest Shares on August 18, 2010 ($)	Distributions in Respect of Class B Profits Interest Shares on June 1, 2012 ($)
John H. Walker	2,213,903	11,496,600
Robert T. Micchelli	587,627	2,341,856
John J. Wasz	—	2,406,015
Daniel B. Becker	216,837	802,005
Devin K. Denner	325,255	1,203,008

These distributions were paid in cash by Halkos but were recorded as a non-cash compensation expense by us. The Class B Profits Interest Shares held by our named executive officers are reflected in such executive’s holdings set forth under the caption “Principal and Selling Stockholder”, and are not reflected in the tabular disclosure of compensation following this Compensation Discussion and Analysis. However, in the Summary Compensation Table, we have included the amount of distributions that the executives received with respect to their ownership of Profits Interest Shares. These distributions reflect payments with respect to Profits Interest Shares which are owned by our named executive officers. However, if instead of Profits Interest Shares, stock of a corporation (which had fully vested in a prior year) received distributions with respect to such vested stock, such distributions would not appear in the Summary Compensation Table. Accordingly, we have also presented an alternative summary compensation table which excludes such distributions. See “Alternative Summary Compensation Table for 2012”.

Mr. Walker was also granted 2,000 performance-based Class C Profits Interest Shares and 2,000 Class D Profits Interest Shares on December 31, 2008. On June 30, 2011, the Halkos limited liability company agreement was amended, and the Class C Profits Interest Shares and Class D Profits Interest Shares were converted into Class B Profits Interest Shares. As a result, no Class C Profits Interest Shares or Class D Profits Interest Shares are outstanding. Pursuant to such amendment, the 2,000 Class C Profits Interest Shares and 2,000 Class D Profits Interest Shares held by Mr. Walker were converted into 2,000 and 1,500 Class B Profits Interest Shares, respectively. As of December 31, 2011, there were no Class C or D Profits Interest Shares outstanding.

Stock Options and Other Equity and Equity-Based Awards

Prior to the IPO, we had not granted any stock options or other equity or equity-based awards. In connection with the IPO, we made equity grants. For more information, see—IPO Equity Grants. In addition, in connection with the IPO, Messers. Walker, Micchelli, Becker, Denner and Wasz received with respect to their Class B Shares approximately the following amounts, respectively: $5.1 million, $1.1 million, $0.4 million, $0.6 million and $1.1 million.

In connection with the IPO, we adopted the 2013 Plan which provides for the grant of options, restricted stock, restricted stock units, performance shares and other equity-based awards. For more information about the 2013 Plan, see “—Global Brass and Copper Holdings, Inc. 2013 Omnibus Equity Incentive Plan”.

Stock Ownership Guidelines

We have established stock ownership guidelines for those directors and members of senior management who participate in our equity compensation programs, to further align their interests with those of our shareholders. We require those directors and members of senior management who participate in our equity compensation programs to meet the following minimum stock ownership guidelines:

Chief Executive Officer:	2.5	Times Annual Base Salary
CFO, COO, General Counsel and Business Unit Presidents	1.25	Times Annual Base Salary
Non-Executive Directors	2.5	Times Annual Retainer

To ease the financial burden of achieving these levels of stock ownership while ensuring that they will be met over time, it is expected that our directors and senior management will utilize their grants under our 2013 Plan to reach the level of stock ownership required by the guidelines. In this regard, until the levels of ownership outlined above are achieved, directors and senior management are expected to retain 75% of all shares (net of payment of options exercise prices, taxes and transaction costs) acquired pursuant to an award under the Company’s 2013 Plan.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” limits the amount that we may deduct from our Federal income taxes for remuneration paid to our named executive officers (other than the chief financial officer) to one million dollars per named executive officer per year, unless certain requirements are met. Section 162(m) provides an exception from this deduction limitation for certain forms of “performance-based compensation”, as well as for the gain recognized by named executive officers upon the exercise of qualifying compensatory stock options. In addition, transition provisions under Section 162(m) may apply for a period of three years following the consummation of the IPO to certain compensation arrangements that were entered into by us before we were publicly held. After the IPO, our compensation committee will generally seek to structure performance-based, equity and equity-based compensation for the named executive officers in a manner that complies with Section 162(m) in order to provide for the deductibility of such compensation. At the same time, there may be circumstances in which the compensation committee determines, in its judgment, that it is in our best interests to provide for compensation that may not be deductible.

Taxation of “Parachute” Payments and Deferred Compensation

We did not provide any named executive officer with a “gross-up” or other reimbursement payment for any tax liability that he might owe as a result of the application of Sections 280G, 4999, or 409A of the Code during 2010, 2011 or 2012, and we have not agreed and are not otherwise obligated to provide any named executive officers with such a gross-up or other reimbursement. Sections 280G and 4999 of the Code provide that executive officers, certain highly compensated employees, directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that we, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes on the individual in the event that an executive officer, director or other service provider receives “deferred compensation” that does not meet the requirements of Section 409A of the Code.

Summary Compensation Table

The following summary compensation table sets forth the total compensation paid or accrued for the years ended December 31, 2012, 2011 and 2010 to our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)(5)(6)(8)	Total ($)
John H. Walker	2012	793,100	360,000	—	989,468	(2)	11,541,963	13,684,531
Chief Executive Officer	2011	770,000	1,540,000	—	—		42,925	2,352,925
	2010	770,000	—	—	1,540,000		2,256,828	4,566,828
Robert T. Micchelli,	2012	386,250	180,000	—	337,319	(2)	2,384,990	3,288,559
Chief Financial Officer	2011	375,000	650,000	—	—		35,485	1,060,485
	2010	337,500	—	—	525,000		622,887	1,485,387
John J. Wasz,	2012	496,795	30,000	—	463,350	(2)	2,887,277	3,877,422
President-Olin Brass,	2011	400,000	400,000	—	—		251,038	1,051,038
Chief Operating Officer(7)	2010	383,333	—	—	350,000		34,870	768,203
Daniel B. Becker,	2012	309,000	—	—	145,954	(2)	837,907	1,292,861
President-A.J. Oster	2011	300,000	150,000	—	—		37,318	487,318
	2010	289,320	—	—	300,000	(3)	254,770	844,090
Devin K. Denner,	2012	309,000	—	—	145,954	(2)	1,240,858	1,695,812
President-Chase Brass	2011	300,000	300,000	—	600,000	(4)	$32,325	1,232,325
	2010	287,500	—	—	300,000		356,995	944,495

(1)	Messrs. Walker, Micchelli and Wasz earned a discretionary bonus for 2012 of $360,000, $180,000 and $30,000 respectively. The table below sets forth the amount of discretionary annual bonus earned that was earned for 2011 based on corporate performance and the amount that was earned based on individual objectives. The Board of Directors authorized an additional $125,000 which was paid to Mr. Micchelli in connection with his additional work in connection with certain registration statements. The 2011 bonuses were paid on April 6, 2012.

Executive	Corporate Objective ($)	Individual Objective ($)	Total ($)
John H. Walker	1,128,095	411,905	1,540,000
Robert T. Micchelli	384,578	140,422	525,000
John J. Wasz	320,875	79,125	400,000
Daniel B. Becker	—	150,000	150,000
Devin K. Denner	300,000	—	300,000

(2)	The table below sets forth the amount of non-discretionary annual bonus earned that was earned for 2012 based on achievement of EBITDA objectives and the amount that was earned based on individual objectives. The 2012 bonuses were paid on April 12, 2013.

Executive	Achievement of EBITDA ($)	Individual Objectives ($)	Total ($)
John H. Walker	508,988	480,480	989,468
Robert T. Micchelli	173,519	163,800	337,319
John J. Wasz	238,350	225,000	463,350
Daniel B. Becker	99,154	46,800	145,954
Devin K. Denner	99,154	46,800	145,954

(3)	Mr. Becker declined to accept $20,000 out of the $300,000 bonus in order to fund a $20,000 bonus for certain sales employees of A.J. Oster.

(4)	Mr. Denner received a payout of $600,000 with respect to the termination of his bonus bank.

(5)	Amounts in the “All Other Compensation” column for 2012 consist of:

Name	Employer Matching Contribution ($)(a)	Non-Elective Company Contribution ($)(b)	Life Insurance Premiums ($)(c)	Financial and Estate Planning Reimbursements ($)(d)	Car ($)		Profits Interest Distribution ($)	Total ($)
John H. Walker	7,500	18,750	17,200	1,913	—		11,496,600	11,541,963
Robert T. Micchelli	7,500	18,750	9,760	7,124	—		2,341,856	2,384,990
John J. Wasz	7,500	18,750	10,645	8,525	—		2,841,857	2,887,277
Daniel B. Becker	7,500	18,750	6,850	—	2,802	(e)	802,005	837,907
Devin K. Denner	7,500	18,750	6,600	5,000	—		1,203,008	1,240,858

(a)	Represents a matching contribution of 50% of the first 6% of eligible compensation the named executive officer defers into our 401(k) Plan (the “Retirement Savings Plan”).

(b)	Represents a Company-provided non-elective contribution of 7.5% of eligible compensation into the Retirement Savings Plan.

(c)	Represents the annual life insurance premium paid for the fiscal year. We provide life insurance coverage equal to two times base salary for each named executive officer.

(d)	Represents the reimbursements of financial and estate planning services up to a maximum of $15,000.

(e)	Represents the cost of maintenance, insurance and fuel for Mr. Becker’s personal use of a Company car, calculated by multiplying a per mile rate by the number of miles related to Mr. Becker’s personal use, and subtracting reimbursements that Mr. Becker paid to the Company. Mr. Becker is the only executive provided with a Company car.

(f)	This amount includes a monetized tax advance of $91,527.

(6)	Includes distributions to the named executive officers’ profits interest shares as paid by Halkos on June 1, 2012 and with respect to Mr. Wasz also on January 17, 2012, in respect of their Class B Profits Interest Shares which are described above under “Compensation Discussion and Analysis—Equity—Based Compensation—Profits Interest Shares”.

(7)	Mr. Wasz was promoted to Chief Operating Officer on January 9, 2012.

(8)	Set forth below is an alternative Summary Compensation Table for our named executive officers for 2012. The difference between this alternative table and the summary Compensation Table which appears above is that this alternative table does not include the value of distributions which were made on vested “profits interests” in 2012. Profits Interest Shares were awarded to the named executive officers in prior years and are fully vested. Distributions were made in 2012 to all holders of Halkos, including to our named executive officers with respect to their vested Profits Interest Shares. The Profits Interest Shares only shared in the distribution because the value of Halkos increased and had the value of Halkos not appreciated, then no distributions would have been made to our named executive officers. We consider these distributions to be similar to dividends paid on shares of stock owned by named executive officers, not compensation. See “Distributions in Respect of Class B Profits Interest Shares” for additional information on the Profits Interest Shares and related distributions.

Alternative Summary Compensation Table for 2012

Name	Salary	Bonus ($)	Non Equity Incentive Compensation ($)	All Other Compensation ($)	Total ($)
John H. Walker	793,100	360,000	989,468	45,363	2,187,931
Robert T. Micchelli	386,250	180,000	337,319	43,134	946,703
John J. Wasz	496,794	30,000	463,350	45,420	1,035,564
Daniel B. Becker	309,000	—	145,954	35,902	490,856
Devin K. Denner	309,000	—	145,954	37,850	492,804

2012 Grants of Plan-Based Awards

The following Grants of Plan-Based Awards table provides information concerning awards granted in Fiscal 2012 to our named executive officers.

		Estimated Possible Payouts Under Non- Equity Incentive Plan Awards (1)
Name	Grant Date	Target ($)	Maximum ($)
John H. Walker	1/1/2012	800,800	1,601,600
Robert T. Micchelli	1/1/2012	273,000	546,000
John J. Wasz	1/1/2012	375,000	750,000
Daniel B. Becker	1/1/2012	156,000	312,000
Devin K. Denner	1/1/2012	156,000	312,000

(1)	Represents possible cash awards for 2012 under the annual bonus plan. Cash awards paid to named executive officers under the bonus plan are dependent on the achievement of certain Company performance targets (referred to as the EBITDA Bonus) and individual targets ( referred to as the Individual Bonus), as well as the level of achievement. The annual bonus plan does not have threshold awards because the Individual Bonus (weighted at 30% of the bonus) may be paid out anywhere from 0% to 200% of the total potential amount, while the EBITDA Bonus will only be paid out once 80% of budgeted EBITDA is achieved, starting at 50% of the potential amount and weighted at 70% of the total bonus. For additional information, see “Compensation Discussion and Analysis—Annual Cash Bonuses” section of this registration statement. The amounts listed under the “Target” column represent the cash awards payable for 2012 assuming 100% achievement of all goals. The amounts listed under the “Maximum” column represent the maximum cash awards payable, which for each named executive officer equal two times target bonus. This table does not include the discretionary bonuses of $360,000, $180,000 and $30,000, which were paid to Messrs. Walker, Micchelli and Wasz. Actual cash awards paid to the named executive officers for 2012 are reported in the Summary Compensation Table under the “Non-Equity Incentive Plan Compensation” column.

Employment Arrangements with Named Executive Officers

On October 15, 2007, we entered into an employment agreement with Mr. Walker, our chief executive officer. The employment agreement was for an initial term of three years, and on each anniversary of October 15, 2007, the term extends for an additional year, unless prior written notice is given. The employment agreement provides that Mr. Walker will receive a base salary of $770,000 and a target bonus equal to 100% of his base salary during the term. In addition, the employment agreement provides that Mr. Walker is entitled to an equity-based award of up to 7% of our total equity value. The grant to Mr. Walker of 10,000 Class B Profits Interest Shares, 2,000 Class C Profits Interest Shares and 2,000 Class D Profits Interest shares are in full satisfaction of such 7% equity award. As described above, on June 30, 2011, the 2,000 Class C Profits Interest Shares and 2,000 Class D Profits Interest Shares were converted into 2,000 Class B Profits Interest Shares and 1,500 Class B Profits Interest Shares, respectively.

Mr. Micchelli, our chief financial officer, is party to a severance protection agreement, dated as of March 24, 2009, which was amended and restated effective October 20, 2011. As of July 28, 2011, July 29, 2011 and August 31, 2011, respectively, Messrs. Wasz, Becker and Denner our segment presidents, also entered into severance protection agreements, which are substantially similar to Mr. Micchelli’s amended and restated severance protection agreement. Mr. Wasz’s new severance protection agreement supersedes his prior severance protection agreement, which was dated as of January 16, 2010.

In addition, Mr. Wasz’s offer letter, dated as of January 6, 2010, provides that Mr. Wasz will serve as the president of Olin Brass, and will receive a starting base salary of $400,000 per year, a target bonus of 50% of base salary with a maximum bonus of 100% of base salary, and entitlement to participation in our standard health and welfare benefits plans. In addition, pursuant to the terms of his offer letter, Mr. Wasz was granted Class B Profits Interest Shares, subject to vesting over a three-year period.

For a description of severance payments and benefits made available under Mr. Walker’s employment agreement and our other named executive officers severance protection agreements in effect as of December 31, 2012, see “—Potential Payments upon Termination or Change in Control”.

IPO Equity Grants

In connection with the IPO, we granted awards for an aggregate of 168,068 shares of our common stock to our named executive officers under the 2013 Plan described below, as set forth in the table below. Mr. Walker did not receive any awards in connection with the IPO because Mr. Walker determined that he did not require additional equity awards based on his ownership percentage of Halkos.

Executive	Options	Restricted Stock	Performance Shares
John J. Wasz	21,552	10,156	20,313
Robert T. Micchelli	21,552	10,156	20,313
Daniel B. Becker	11,605	5,469	10,938
Devin K. Denner	14,920	7,031	14,063

Total	69,629	32,812	65,627

The options and restricted stock will generally vest in three equal installments on each of the first, second and third anniversary of the date of grant, subject to continued employment on the applicable vesting date and shall otherwise be on terms consistent with the 2013 Plan described below. The exercise price of the options is equal to $11.00, which was the price per share paid by investors in the IPO. The performance shares will generally vest based on satisfaction of the performance condition, with 100% of the performance shares vesting upon achievement of the performance condition. The performance condition is our achievement of return on net assets (“RONA”) of 14.2% at the end of 2013. If we achieve RONA of 14.2%, then 100% of the performance shares will vest. If we achieve RONA of 14.9% or greater then 205% of the performance shares will vest. If we achieve RONA of less than 13.2%, then no performance shares will vest. If we achieve RONA between 13.2% and 14.9%, then a percentage of the performance shares shall vest. The performance shares shall otherwise be on terms consistent with the terms of the 2013 Plan.

Global Brass and Copper Holdings, Inc. 2013 Omnibus Equity Incentive Plan

In connection with the IPO, we established the Global Brass and Copper Holdings, Inc. 2013 Omnibus Equity Incentive Plan, which we refer to as the “2013 Plan”. The Board of Directors adopted, and our shareholders approved, the 2013 Plan on April 10, 2013, subject to completion of the IPO. The 2013 Plan became effective immediately prior to the consummation of the IPO on May 29, 2013.

The following summary of the material features of the 2013 Plan is qualified in its entirety by reference to the complete text of the 2013 Plan, the form of which was filed as an exhibit to our registration statement relating to the IPO.

Administration

Our compensation committee (or a subcommittee thereof, if necessary to comply with Section 162(m) of the Code) administers the 2013 Plan. The compensation committee has the authority to determine the terms and conditions of any agreements evidencing any awards granted under the 2013 Plan and to adopt, alter and repeal rules, guidelines and practices relating to the 2013 Plan. The compensation committee has full discretion to administer and interpret the 2013 Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility

Any of our employees, directors, officers, consultants or advisors (or prospective employees, directors, officers, consultants or advisors), or any of the employees, directors, officers, consultants or advisors (or prospective employees, directors, officers, consultants or advisors) of our subsidiaries or their respective affiliates will be eligible for awards under the 2013 Plan. The compensation committee has the sole and complete authority to determine who will be granted an award under the 2013 Plan. Employees of certain of our designated foreign subsidiaries are also eligible under separate “Sub Plans”.

Number of Shares Authorized

The 2013 Plan provides for an aggregate of 1,111,053 shares of Global Brass and Copper Holdings’ common stock to be available for awards (which amount of shares gives effect to the 211,100-to-1 stock split that occurred on May 29, 2013). No more than 100,000 shares of common stock may be issued with respect to incentive stock options under the 2013 Plan. No participant may be granted awards of options and stock appreciation rights (“SARs”) with respect to more than 200,000 shares of our common stock in any one fiscal year. No more than 250,000 shares of our common stock may be granted under the 2013 Plan to any participant with respect to performance compensation awards in any one performance period (or with respect to each fiscal year in the event a performance period extends beyond a single fiscal year). The maximum amount payable for an individual participant under the 2013 Plan for any one performance period (or with respect to each fiscal year in the event a performance period extends beyond a single fiscal year) is $10,000,000 (with respect to each year if the performance period is more than one year). Shares of our common stock subject to awards are generally unavailable for future grant; provided, in no event may we increase the number of shares of common stock that may be delivered pursuant to incentive stock options granted under the 2013 Plan. If any award granted under the 2013 Plan expires, terminates, is canceled or forfeited without being settled or exercised, or if a SAR is settled in cash or otherwise without the issuance of shares, shares of common stock subject to such award will again be made available for future grant. In addition, if any shares are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, such shares will again be available for grant under the 2013 Plan. If there is any change in our corporate capitalization, the compensation committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under the 2013 Plan, the number of shares covered by awards then outstanding under the 2013 Plan, the limitations on awards under the 2013 Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

Change in Capitalization

If there is a change in Global Brass and Copper Holdings’ corporate capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split up, split-off, spin-off, consolidation or other relevant change in capitalization or applicable law or circumstances, such that the compensation committee determines that an adjustment is necessary or appropriate, then the compensation committee may make adjustments in a manner that it deems equitable.

Awards Available for Grant

The compensation committee may grant awards of non-qualified stock options, incentive (qualified) stock options, SARs, restricted stock awards, restricted stock units, other stock-based awards, performance compensation awards (including cash bonus awards), other cash-based awards or any combination of the foregoing. Awards may be granted under the 2013 Plan and in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by us or with which we combine (the “Substitute Awards”).

Stock Options

The compensation committee is authorized to grant options to purchase shares of our common stock that are either “qualified”, meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified”, meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the 2013 Plan shall be non-qualified unless the applicable award agreement expressly states that the option is intended to be an “incentive stock option”. Options granted under the 2013 Plan will be subject to the terms and conditions established by the compensation committee. Under the terms of the 2013 Plan, the exercise price of the options will not be less than the fair market value of common stock at the time of grant (except with respect to Substitute Awards). Options granted under the 2013 Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the compensation committee and specified in the applicable award agreement. The maximum term of an option granted under the 2013 Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder); provided, that, if the term of a non-qualified option would expire at a time when trading in the shares of common stock is prohibited by our insider trading policy, the option’s term shall be automatically extended until the 30th day following the expiration of such prohibition. Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or shares of our common stock valued at the fair market value at the time the option is exercised (provided that such shares are not subject to any pledge or other security interest), or by such other method as the compensation committee may permit in its sole discretion, including:

•	by surrendering the minimum number of shares of our common stock otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes;

•	if there is a public market for the shares of our common stock at such time, by means of a broker-assisted cashless exercise mechanism; or

•

by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes.

The compensation committee may, in its sole discretion, at any time buy out for a payment in cash, or the delivery of shares of our common stock, or other property, an option previously granted to a participant. Any fractional shares of our common stock will be settled in cash.

Stock Appreciation Rights

The compensation committee will be authorized to award SARs under the 2013 Plan. SARs will be subject to the terms and conditions established by the compensation committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the 2013 Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the compensation committee (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of common stock for each SAR shall not be less than 100% of the fair market value of such share, determined as of the date of grant. The remaining terms of the SARs shall be subject to terms established by the compensation committee and reflected in the award agreement.

Restricted Stock

The compensation committee is authorized to award restricted stock under the 2013 Plan. Awards of restricted stock will be subject to the terms and conditions established by the compensation committee. Restricted stock is common stock that generally is non-transferable and is subject to other restrictions determined by the compensation committee for a specified period.

Restricted Stock Unit Awards

The compensation committee is authorized to award restricted stock unit awards. Restricted stock unit awards will be subject to the terms and conditions established by the compensation committee. Unless the compensation committee determines otherwise, or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited. At the election of the compensation committee, the participant will receive a number of shares of our common stock equal to the number of units earned or an amount in cash equal to the fair market value of that number of shares at the expiration of the period over which the units are to be earned or at a later date selected by the compensation committee, less an amount equal to any taxes required to be withheld. To the extent provided in an award agreement, the holder of outstanding restricted stock units shall be entitled to be credited with dividend equivalent payments upon the payment by Global Brass and Copper Holdings of dividends on shares of our common stock, either in cash or (at the sole discretion of the compensation committee) in shares of our common stock having a fair market value equal to the amount of such dividends, and interest may, at the sole discretion of the compensation committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the compensation committee, which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying restricted stock units are settled.

Other Stock-Based Awards

The compensation committee is authorized to grant awards of unrestricted shares of our common stock, rights to receive grants of awards at a future date, or other awards denominated in shares of our common stock or which provide for cash payments based in whole or in part on the value or future value of shares of our common stock under the 2013 Plan under such terms and conditions as the compensation committee may determine and as set forth in the applicable award agreement.

Performance Compensation Awards

The compensation committee may grant any award under the 2013 Plan in the form of a “Performance Compensation Award” by conditioning the number of shares earned or vested under the award on the satisfaction of certain “Performance Goals”. The compensation committee may establish these Performance Goals with reference to one or more of the following:

•	net earnings or net income (before or after taxes);

•	basic or diluted earnings per share (before or after taxes);

•	net revenue or net revenue growth;

•	gross revenue or gross revenue growth, gross profit or gross profit growth;

•	net operating income or profit (before or after taxes);

•	return measures (including, but not limited to, return on investment, assets, capital, gross revenue or gross revenue growth, invested capital, equity or sales);

•	cash flow measures (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital), which may but are not required to be measured on a per-share basis;

•	earnings before or after taxes, interest, depreciation and amortization (including EBIT and EBITDA);

•

gross or net operating margins; productivity ratios; share price (including, but not limited to, growth measures and total stockholder return); expense targets or cost reduction goals, general and administrative expense savings; margins; and operating efficiency;

•	objective measures of customer satisfaction;

•	working capital targets;

•	measures of economic value-added or other “value creation” metrics;

•	inventory control;

•	enterprise value;

•	sales;

•	stockholder return;

•	client retention;

•	competitive market metrics;

•	employee retention;

•	timely completion of new product rollouts;

•	timely launch of new facilities;

•

objective measures of personal targets, goals or completion of projects (including, but not limited to, succession and hiring projects, completion of specific acquisitions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting segment project budgets);

•	system-wide revenues;

•	royalty income;

•	cost of capital, debt leverage, year-end cash position or book value;

•	strategic objectives, development of new product lines and related revenue, sales and margin targets, or international operations; or

•	any combination of the above.

Any of the above Performance Goal elements can be stated as a percentage of another Performance Goal or used on an absolute, relative or adjusted basis to measure our performance or the performance of our affiliates or any segments, divisions, operations or business units, product lines, brands, operating segments, administrative departments or combination thereof, as the compensation committee deems appropriate. Performance Goals may be compared to the performance of a group of comparator companies or a published or special index that the compensation committee deems appropriate or, stock market indices. The compensation committee also may provide for accelerated vesting of any award based on the achievement of Performance Goals. Any award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code will be granted, and Performance Goals for such an award will be established, by the compensation committee in writing not later than 90 days after the commencement of the performance period to which the Performance Goals relate, or such other period required under Section 162(m) of the Code; provided that the outcome is substantially uncertain at the time the compensation committee establishes the Performance Goal; and provided further that in no event will a Performance Goal be considered to be pre-established if it is established after 25% of the performance period (as scheduled in good faith at the time the Performance Goal is established) has elapsed. Before any payment is made in connection with any award intended to qualify as performance-based compensation under Section 162(m) of the Code, the compensation committee must certify in writing that the Performance Goals established with respect to such award have been achieved. In determining the actual amount of an individual participant’s Performance Compensation Award for a performance period, the compensation committee may reduce or eliminate the amount of the Performance Compensation Award earned through the use of negative discretion consistent with Section 162(m) of the Code, if, in its sole judgment, such reduction or elimination is appropriate.

The compensation committee may also specify adjustments or modifications (to the extent it would not result in adverse results under Section 162(m) of the Code) to be made to the calculation of a Performance Goal for such performance period, based on and in order to appropriately reflect the following events:

•	asset write-downs;

•	litigation or claim judgments or settlements;

•	the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results;

•	any reorganization and restructuring programs;

•	extraordinary nonrecurring items and/or in management’s discussion and analysis of financial condition and results of operations appearing in our annual report to stockholders for the applicable year;

•	acquisitions or divestitures;

•	any other specific, unusual or nonrecurring events, or objectively determinable category thereof;

•	foreign exchange gains and losses;

•	discontinued operations and nonrecurring charges; and

•	a change in our fiscal year.

Unless otherwise provided in the applicable award agreement, a participant shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that the Performance Goals for such period are achieved and all or some of the portion of such participant’s Performance Compensation Award has been earned for the performance period based on the application of the “Performance Formula” (as defined in the 2013 Plan) to such Performance Goals.

Effect of a Change in Control in Global Brass and Copper Holdings

In the event of a “change in control” in Global Brass and Copper Holdings, the Board of Directors may take steps it considers appropriate. Unless otherwise provided in an award agreement, the Board of Directors in its sole discretion may provide that, with respect to any particular outstanding award:

•	all then-outstanding options and SARs shall become immediately exercisable as of immediately prior to the “change in control” with respect to up to 100% of the shares subject to such option or SAR;

•

any restricted period shall expire as of immediately prior to the “change in control” with respect to up to 100% of then-outstanding shares of restricted stock or restricted stock units (including without limitation a waiver of any applicable Performance Goals);

•	all incomplete performance periods in effect on the date the “change in control” occurs shall end on such date, and the compensation committee may:

•

determine the extent to which Performance Goals with respect to each such performance period have been met based upon such audited or unaudited financial information or other information then available as it deems relevant; and

•

cause the participant to receive partial or full payment of awards for each such performance period based upon the compensation committee’s determination of the degree of attainment of Performance Goals, or assuming that the applicable “target” levels of performance have been attained or on such other basis determined by the compensation committee; and

•	all awards previously deferred will be settled in full as soon as practicable.

Transferability

Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. In addition, during the participant’s lifetime, the award may be transferred, without consideration, to one or more immediate family members of the participant (within the meaning of the instructions to Form S-8 under the Securities Act), to a trust established exclusively for the participant or one or more of his or her immediate family members, a partnership or limited liability company whose only partners or shareholders are the participant and his or her immediate family members, or any other transferee as may be approved either:

•	by the Board of Directors or the compensation committee in its sole discretion; or

•

as provided in the applicable award agreement, in each case subject to such rules as the compensation committee may adopt consistent with any applicable award agreement to preserve the purposes of the 2013 Plan.

The terms applicable to the assigned portion shall generally be the same as those in effect for the award immediately prior to such assignment. Other than as described above, awards may not be transferred or encumbered by a participant other than by will or by the laws of descent and distribution.

Amendment

The 2013 Plan has a term of ten years. The Board of Directors may amend, suspend or terminate the 2013 Plan at any time; however, stockholder approval to amend the 2013 Plan may be necessary if required by law or by NYSE rules. No amendment, suspension or termination will impair the rights of any participant or recipient of any award without the consent of the participant or recipient.

The compensation committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively. Any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any option theretofore granted will not to that extent be effective without the consent of the affected participant, holder or beneficiary. Further, without stockholder approval:

•	no amendment or modification may reduce the option price of any option or the strike price of any SAR;

•

the compensation committee may not cancel any outstanding option and replace it with a new option (with a lower option price) or cancel any SAR and replace it with a new SAR (with a lower strike price); and

•	no option or SAR may be exchanged for cash or another award.

However, stockholder approval is not required with respect to any of the preceding three bullets with respect to certain adjustments on changes in capitalization. In addition, none of the requirements described in the preceding three bullets can be amended without stockholder approval.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. Federal income tax consequences of the grant and exercise and vesting of awards under the 2013 Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. Moreover, the U.S. Federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Stock Options.    The Code requires that, for treatment of an option as an incentive stock option, shares of Common Stock acquired through the exercise of an incentive stock option cannot be disposed of before the later of two years from the date of grant of the option, or one year from the date of exercise. Holders of incentive stock options will generally incur no Federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an “item of tax preference”, which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for Federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for Federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for Federal income tax purposes. No income will be realized by a participant upon grant of an option that does not qualify as an incentive stock option (“a non-qualified stock option”). Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise, and the participant’s tax basis will equal the sum of the compensation income recognized and the exercise price. We will be able to deduct this same amount for U.S. Federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. In the event of a sale of shares received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.

SARs.    No income will be realized by a participant upon grant of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. Federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock.    A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to us. Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act. We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. Federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock Units.    A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. Federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m).    In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. Federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and the three other officers whose compensation is required to be disclosed in its proxy statement (excluding the chief financial officer), subject to certain exceptions. The 2013 Plan is intended to satisfy an exception with respect to grants of options and SARs to covered employees. In addition, the 2013 Plan is designed to permit certain awards of restricted stock, restricted stock units and other awards (including cash bonus awards) to be awarded as performance compensation awards intended to qualify under the “performance-based compensation” exception to Section 162(m) of the Code. In addition, under a Section 162(m) transition rule for compensation plans of corporations which are privately-held and which become publicly-held in an initial public offering, the 2013 Plan will not be subject to Section 162(m) until a specified transition date, which is generally the earliest of:

•	the material modification of the 2013 Plan;

•	the issuance of all employer stock and other compensation that has been allocated under the 2013 Plan; or

•	the first annual meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following 2013, the calendar year in which the IPO occurred.

New Plan Benefits

It is not possible to determine the benefits or amounts that will be received by or allocated to participants under the 2013 Plan because awards under the 2013 Plan will be made at the discretion of the compensation committee (or subcommittee thereof, if necessary for Section 162(m) of the Code).

Option Exercises and Stock Vested

We did not grant any stock options or stock in 2012 or prior years.

Pension Benefits

We do not offer any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not offer any nonqualified deferred compensation plans.

Potential Payments Upon Termination or Change in Control

Employment Agreement with John H. Walker

Mr. Walker’s employment agreement provides him with severance benefits upon certain terminations of employment.

Mr. Walker’s employment may be terminated at any time and for any reason. If Mr. Walker’s employment is terminated by us for “cause” (as defined below) then he is entitled to receive any base salary which has been earned but not paid through the date of termination. If his employment is terminated due to his death, disability or by Mr. Walker upon 60 days’ prior notice without “good reason” (as defined below), he is entitled to receive:

•	the base salary accrued through the date of termination;

•	pay for any vacation time earned but not used;

•	any earned but unpaid bonus for the year prior to termination; and

•

any business expenses properly incurred but not submitted prior to the date of termination, provided that such expenses are submitted within 30 days of termination and are reimbursable in accordance with our policy (collectively, the “Accrued but Unpaid Payments”).

For purposes of the employment agreement, “disability” means the inability of Mr. Walker to perform his duties for 90 consecutive days, or for an aggregate of 120 days in any consecutive 12-month period.

Mr. Walker’s employment may be terminated by us without “cause” or by him for “good reason” (which includes a non-renewal by us of his employment term). Upon such a termination, he is entitled to receive: (a) the Accrued but Unpaid Payments and (b) 24 months’ base salary continuation which will be paid out in continuing bimonthly installments over such 24 month period. The continuation of his base salary is contingent upon Mr. Walker executing a general release of claims in our favor.

“Cause” under Mr. Walker’s employment agreement generally means:

•	a commission of fraud or gross negligence that, in the case of gross negligence, has a material adverse effect on our business or financial condition;

•	a willful material misrepresentation to the Board of Directors;

•	refusal to comply with any material obligations under Mr. Walker’s employment agreement or to comply with a reasonable and lawful instruction of the Board of Directors;

•

engaging in any conduct or commission of any act that is, in the reasonable opinion of the Board of Directors, materially injurious or detrimental to our substantial interest (provided that a termination by us for “cause” on this ground shall be effective only if, within 30 days following the delivery of a notice of termination for “cause” by us to Mr. Walker, Mr. Walker has failed to cure any unintentional occurrence which gave rise to such “cause” event, so long as Mr. Walker is reasonably capable of curing in the 30-day cure period);

•	conviction of, or entry of a pleading of guilty or no contest to any (a) felony, (b) lesser crime of which fraud or dishonesty is a material element or (c) crime of moral turpitude; or

•

failure to comply with any material obligations under Mr. Walker’s employment agreement or with any of our written rules, regulations, policies or procedures furnished to Mr. Walker that, if not complied with, could reasonably be expected to have a material adverse effect on our business (provided that a termination by us for “cause” on this ground shall be effective only if, within 30 days following the delivery of a notice of termination for “cause” by us to Mr. Walker, Mr. Walker has failed to cure any unintentional occurrence which gave rise to such “cause” event, so long as Mr. Walker is reasonably capable of curing in the 30-day cure period).

“Good reason” under Mr. Walker’s employment agreement generally means any of the following events occurring without Mr. Walker’s consent:

•	our failure to continue Mr. Walker in the position of CEO;

•	our requiring that Mr. Walker report to an individual or body other than the Board of Directors;

•	a material diminution in Mr. Walker’s position with us or the duties and responsibilities associated with such position;

•	a reduction of Mr. Walker’s base salary or annual target bonus opportunity;

•	our requiring Mr. Walker to relocate to an office more than 50 miles from both the city of Chicago, Illinois and Mr. Walker’s primary place of residence on the date of termination; or

•	nonrenewal of the employment term by us.

Mr. Walker must provide written notice of events claimed to constitute “good reason” within 30 days after the initial occurrence of such events, and provide us with an opportunity to cure the applicable circumstance within 30 days following such written notice. If we fail to cure such circumstance, Mr. Walker’s resignation for “good reason” must be tendered within 60 days after our failure to cure.

Mr. Walker is subject to non-competition and non-solicitation covenants for 24 months post-termination. In addition, he is subject to perpetual confidentiality covenants.

Severance Protection Agreement with Robert T. Micchelli

Mr. Micchelli is party to a severance protection agreement, dated as of March 24, 2009, which was amended and restated effective October 20, 2011. Under his amended and restated severance protection agreement, Mr. Micchelli’s employment may be terminated at any time for any reason. If his employment is terminated by us without “cause” or he resigns for “good reason” (each as defined below), then he will be entitled to a severance payment. Assuming such termination occurred on December 31, 2012, the severance payment would be payable in a cash lump sum, equal to one year of base pay at the highest rate of base salary payable to the executive during the one-year period immediately prior to the termination, plus the highest of (x) his target bonus amount for the year in which the last day of employment occurs (which is currently 70% of base salary), (y) the amount of the average of his annual bonus over the three years immediately prior to the year in which the last day of employment occurs and (z) an amount set forth on an exhibit to the severance protection agreement (which is currently zero). In addition, upon such a termination, Mr. Micchelli and his dependents will be entitled to continued health and welfare participation for one year following such termination, unless he obtains coverage from a new employer, and he will be entitled to COBRA coverage at the end of such one-year period if he has not obtained new coverage. Such severance payments and benefits are contingent upon Mr. Micchelli executing a general release of claims in our favor.

Mr. Micchelli will also be entitled to payment of any accrued but unpaid base salary and business expenses in accordance with our policy, as well as any payments, benefits or entitlements that are vested, fully and unconditionally earned pursuant to any plan, policy, program or arrangement or other agreement, other than those providing for severance, separation pay or salary continuation payments or benefits. Mr. Micchelli’s severance payment pursuant to his amended and restated severance protection agreement is in lieu and satisfaction of any amount otherwise payable under the annual bonus plan.

For the definitions of “cause” and “good reason” under Mr. Micchelli’s amended and restated severance protection agreement, see “—Employment Agreement and Severance Protection”.

Mr. Micchelli is subject to a non-competition covenant which extends for 24 months following his termination of employment for any reason, a nondisparagement covenant, as well as a confidentiality covenant extending for five years following any termination of the severance protection agreement.

Severance Protection Agreement with John J. Wasz

Mr. Wasz was party to a severance protection agreement, dated as of January 16, 2010, which was superseded by a new severance protection agreement, effective as of August 31, 2011. The new severance protection agreement is substantially similar to Mr. Micchelli’s amended and restated severance protection agreement.

Mr. Wasz’s employment may be terminated at any time for any reason. If his employment is terminated by us without “cause” or he resigns for “good reason” (each as defined below), then he will be entitled to a severance payment. Assuming such termination occurred on December 31, 2012, he will be entitled to a lump sum severance payment equal to his annual base salary plus the highest of (x) his target bonus amount for the year in which the last date of employment occurs (which is currently 75% of base salary), (y) the amount of the average of his annual bonus over the three years immediately prior to the year in which the last day of employment occurs and (z) an amount set forth on an exhibit to the severance protection agreement (which is currently zero). In addition, he will be entitled to continued health and welfare participation and participation for his dependents for a one-year period, unless he obtains coverage from a new employer, and he will be entitled to COBRA coverage at the end of such one-year period if he has not obtained new coverage.

For the definitions of “cause” and “good reason” under Mr. Wasz’s new severance protection agreement, see “—Employment Agreement and Severance Protection”.

Mr. Wasz is subject to a non-competition covenant which extends for 12 months following his termination of employment for any reason, a nonsolicitation of employees, vendors, customers or other parties covenant that extends for 12 months following any such termination, as well as a confidentiality covenant extending for five years following any termination of the severance protection agreement.

Severance Protection Agreements with Daniel B. Becker and Devin K. Denner

Mr. Becker and Mr. Denner entered into severance protection agreements with us on July 28, 2011 and July 29, 2011. The severance protection agreements are substantially similar to Mr. Micchelli’s amended and restated severance protection agreement.

Mr. Becker and Mr. Denner’s employment may be terminated by us at any time for any reason. If such executive’s employment is terminated by us without “cause” or he resigns for “good reason” (each as defined below), then he will be entitled to a severance payment. Assuming such termination occurred on December 31, 2012, he will be entitled to a lump sum severance payment equal to his annual base salary plus the highest of (x) his target bonus amount for the year in which the last date of employment occurs (which is currently 50% of base salary), (y) the amount of the average of his annual bonus over the three years immediately prior to the year in which the last day of employment occurs and (z) an amount set forth on an exhibit to the severance protection agreement (which is currently zero for both Mr. Becker and Mr. Denner; provided that such amount was reduced to zero for Mr. Denner after his bonus bank of $600,000 was paid out in January 2012). In addition, he will be entitled to continued health and welfare participation and participation for his dependents for a one-year period, unless he obtains coverage from a new employer, and he will be entitled to COBRA coverage at the end of such one-year period if he has not obtained new coverage.

For the definitions of “cause” and “good reason” under Mr. Becker and Mr. Denner’s severance protection agreements, see “—Employment Agreement and Severance Protection”.

Mr. Becker and Mr. Denner are each subject to a non-competition covenant which extends for 12 months following his termination of employment for any reason, a nonsolicitation of employees, vendors, customers or other parties covenant that extends for 24 months following any such termination, as well as a confidentiality covenant extending for five years following any termination of the severance protection agreement.

The following table shows the severance payments and benefits that would have become payable to each named executive officer, assuming the termination of his employment occurred as of December 31, 2012. We do not provide enhanced severance upon a change of control.

Potential Payments upon Termination of Employment without Cause or for Good Reason

Name	Cash Severance ($)(1)	Health and Welfare Benefits Continuation ($)	Total ($)
John Walker	1,601,600	—	1,601,600
Robert Micchelli	873,333	9,331	882,664
John Wasz	875,000	9,331	884,331
Daniel Becker	520,808	9,331	530,139
Devin Denner	603,667	9,331	612,998

(1)	For Mr. Walker, the cash severance is equal to two times his base salary of $800,800.
For Mr. Micchelli, the cash severance is equal to his base salary of $390,000 plus his average bonus of $483,333.
For Mr. Wasz, the cash severance is equal to his base salary of $500,000 plus his target bonus of $375,000
For Mr. Becker, the cash severance is equal to his base salary of $312,000 plus his average bonus of $208,808.
For Mr. Denner, the cash severance is equal to his base salary of $312,000 plus his average bonus of $291,667.

Director Compensation in 2012

The following table shows the director fees earned by the directors for 2012. In addition, we reimbursed the directors for expenses incurred in attending Board meetings. The reimbursements are not included in the table below as the reimbursement was significantly below the $10,000 threshold. We did not pay the non-independent directors of Global Brass and Copper Holdings any compensation for their service on the Board of Directors in 2012. We are currently determining what adjustments need to be made to director compensation in light of the completion of the IPO. On August 8, 2012 the Compensation Committee, based upon benchmark data from Towers Watson, increased the annual director fee from $50,000 to $70,000 plus an additional $15,000 annual fee for the Chairman of the Audit Committee. Accordingly, our independent directors received two quarterly payments of $12,500 and after the August 8, 2012 increase two quarterly payments of $17,500. In the future, directors who are also our employees will not receive any compensation from us for service on the Board of Directors.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Total
Michael Psaros	—	—
Raquel Palmer	—	—
David Shapiro	—	—
Jay Bernstein	—	—
George Thanopoulos	$60,000	$60,000
Ronald C. Whitaker	$60,000	$60,000
Martin E. Welch III	$75,000	$75,000
David Burritt	$60,000	$60,000

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

All of the outstanding shares of capital stock of Issuer are owned by Global Brass and Copper Holdings, Inc. The following table sets forth information as of the close of business on August 16, 2013 as to the share ownership of Global Brass and Copper Holdings, Inc. by the directors, executive officers and holders of 5% or more of the shares of Global Brass and Copper Holdings, Inc. The percentages of shares beneficially owned are based on 21,247,736 shares of common stock, which includes 137,736 shares of restricted stock conferring on the holder the right to vote such shares even if such shares have not vested, outstanding as of August 16, 2013.

The amounts and percentages of common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

	Shares Beneficially Owned
Beneficial Owner	Number		Percentage
Halkos Holdings, LLC(1)	13,060,000		61.5%
John H. Walker(2)	10,000		*
Robert T. Micchelli(2)	20,156	(4)	*
Daniel B. Becker(2)	5,469	(5)	*
Devin K. Denner(2)	7,031	(5)	*
John J. Wasz(2)	25,156	(6)	*
Scott B. Hamilton(2)	8,569	(7)	*
Paul Schwind(2)	3,593	(8)	*
Michael Psaros(2)(3)	13,060,000		61.5%
Raquel Palmer(2)	—		*
David Shapiro(2)(3)	13,060,000		61.5%
Jay Bernstein(2)	—		*
George Thanopoulos(2)	6,250	(9)	*
Ronald C. Whitaker(2)	6,250	(9)	*
Martin E. Welch, lll(2)	6,250	(9)	*
David Burritt(2)	6,250	(9)	*
All directors and executive officers as a group	13,164,974		62.0%

*	Represents beneficial ownership of less than one percent of shares outstanding.

(1)	The address of Halkos is 475 N Martingale Road, Suite 1050, Schaumburg, IL 60173. The majority members of Halkos are the KPS Funds.
(2)	The address for each officer and director is c/o Global Brass and Copper Holdings, Inc, 475 Martingale Road, Suite 1050, Schaumburg, IL 60173.
(3)	KPS Special Situations Fund II, LP, KPS Special Situations Fund II(A), LP, KPS Special Situations Fund III, LP and KPS Special Situations Fund III(A), LP (collectively, the “KPS Funds”) are, collectively, majority members of Halkos. The KPS Funds that control Halkos are ultimately controlled by KPS Capital Partners, LLC, whose managing members, Messrs Michael Psaros and David Shapiro, have investment and voting control over such KPS Funds and therefore Halkos Messrs Psaros and Shapiro disclaim beneficial ownership of the shares of Global Brass and Copper Holdings owned by Halkos. The address for the KPS Funds and KPS Capital Partners, LLC is 485 Lexington Avenue, 31st Floor, New York, NY 10017.

(4)	10,156 of these shares are restricted stock as of their grant date of May 29, 2013 that will vest and become unrestricted in three equal annual installments, beginning on May 29, 2014.
(5)	These shares are restricted stock as of their grant date of May 29, 2013 that will vest and become unrestricted in three equal annual installments, beginning on May 29, 2014.
(6)	10,156 of these shares are restricted stock as of their grant date of May 29, 2013 that will vest and become unrestricted in three equal annual installments, beginning on May 29, 2014.
(7)	5,469 of these shares are restricted stock as of their grant date of May 29, 2013 that will vest and become unrestricted in three equal annual installments, beginning on May 29, 2014.
(8)	937 of these shares are restricted stock as of their grant date of May 29, 2013 that will vest and become unrestricted on May 29, 2014. 1,656 of these shares are restricted stock as of their grant date of August 15, 2013 that will vest and become unrestricted in three equal installments on May 29, 2014, May 29, 2015 and May 29, 2016.
(9)	These shares are restricted stock as of their grant date of May 29, 2013 and will vest and become unrestricted 218 days after the grant date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The KPS Funds are majority members of Halkos. Halkos beneficially owns 61.5% of the outstanding shares of Global Brass and Copper Holdings. Global Brass and Copper Holdings is the direct parent of Global Brass and Copper and the source of the initial investment as reported in additional paid in capital in the consolidated balance sheets. The KPS Funds are also affiliates of KPS Capital Finance, LLC, the agent of a related party term loan credit agreement. On August 18, 2010, we repaid the $60.0 million balance then outstanding on the related party term loan credit agreement and in connection with the related party term loan agreement we made interest payments of $2.5 million in 2010, $6.8 million in 2009 and $4.1 million in 2008. In August 2010, we distributed $42.5 million to the KPS Funds and other members of Halkos. Of this total, $2.2 million was paid by Halkos to Mr. Walker, our Chief Executive Officer, $1.3 million collectively was paid by Halkos to Messrs. Micchelli, Denner, Becker and other employees, and $0.9 million was escrowed to be paid to other employees. Even though the amounts were paid by Halkos, these payments resulted in non-cash compensation charges to Global Brass and Copper Holdings.

In connection with the offering of the initial notes, we used a portion of the net proceeds of the initial notes to make a distribution of $160.0 million to Halkos. Halkos distributed such proceeds pro rata to its equityholders (which include certain of our officers and directors as described under “Compensation Discussion and Analysis—Distributions in respect of Class B Profits Interest Shares”) in accordance with the terms of its operating agreement on June 1, 2012. See “Prospectus Summary—Recent Transactions—Distribution to Halkos”.

Additionally, we paid approximately $8.9 million of the proceeds from the IPO to our executive officers, which include Messrs. Walker, Micchelli, Becker, Denner and Wasz, as holders of Class B Shares. The management committee of Halkos, which consists of Michael Psaros, David Shapiro, Raquel Palmer, Jay Bernstein and John Walker, determined payouts of the IPO proceeds among the Halkos shareholders according to the Halkos capital accounts. According to the Halkos capital accounts, Messrs. Walker, Micchelli, Becker, Denner and Wasz received the following approximate amounts, respectively: $5.1 million, $1.1 million, $0.4 million, $0.6 million and $1.1 million. Proceeds received by Halkos are allocated first to holders of Class A Shares until each holder of Class A Shares has recovered the amount of any of its capital contributions, then to holders of Class B Shares until each holder of Class B Shares has recovered the amount of any of its capital contributions and finally to holders of Class A and Class B Shares pro rata based on the number of such shares outstanding. See “Compensation Discussion and Analysis—Equity-Based Compensation—Profits Interest Shares”.

Management Services Agreement

We and affiliates of the KPS Funds were parties to a Management Services Agreement, dated as of November 19, 2007, pursuant to which such affiliates of the KPS Funds provided us with management and other services in exchange for payment of quarterly fees of $250,000. The fees were $1.0 million for each of the years ended December 31, 2012, 2011 and 2010. The management services agreement was terminated on May 29, 2013 in connection with the consummation of the IPO. In accordance with the terms of the management services agreement, we paid the affiliates of the KPS Funds an amount in cash equal to $4.5 million, which represents the aggregate amount of the remaining payments due under the management services agreement upon termination of that agreement.

Reimbursement Agreement

We and the KPS Funds were parties to an agreement whereby the KPS Funds have agreed to reimburse us for specific costs directly attributable to an offering of equity securities.

The receivable from our stockholder was repaid in connection with the consummation of the IPO. We received an amount in cash equal to $6.8 million, which represents the aggregate amount of all specific incremental costs directly attributed to the IPO.

Investor Rights Agreement

In connection with the IPO, on May 29, 2013 we entered into an investor rights agreement with Halkos. The investor rights agreement provides Halkos with certain demand, shelf and piggyback registration rights with respect to its shares of Global Brass and Copper Holdings common stock and also provides Halkos with certain governance rights, depending on the size of its holdings of Global Brass and Copper Holdings common stock.

Under the registration rights provisions of the investor rights agreement:

•

after 180 days following the completion of the initial public offering, Halkos and its affiliates have the right to cause us to conduct up to five demand registrations, subject to certain customary restrictions;

•

once we are eligible to do so, Halkos and its affiliates have the right to cause us to file and have declared effective a shelf registration statement on Form S-3 with respect to all of their shares of Global Brass and Copper Holdings common stock; and

•	Halkos and its affiliates have the right to participate in certain registered offerings by us.

The registration rights provisions also contain customary provisions relating to cooperation with the registration process, black-out periods and customary securities law indemnity provisions in favor of the selling stockholders. With certain customary exceptions, we will be required to bear all registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares pursuant to the agreement. Registration rights may be transferred by Halkos and its affiliates, subject to certain restrictions.

Under the governance rights provisions of the investor rights agreement:

•

at the time of the initial public offering, the Board of Directors was required to consist of nine members, four of which are designated by Halkos, three of which are independent and one of which is our Chief Executive Officer;

•	we are required to have a classified Board of Directors with a sunset provision, as described under “Management—Board Structure—Composition”;

•

we are required to have an audit committee with at least three independent directors and an executive committee of at least one independent director, one management director and one Halkos nominee; and

•

each committee of the Board of Directors other than the audit committee and the executive committee is required to have at least two directors, of which Halkos shall have the ability to designate one member from among the Halkos nominees and the independent directors.

Under the governance rights provisions, Halkos has the right to designate: (i) five directors if it beneficially owns more than 50% of the outstanding Global Brass and Copper Holdings common stock, (ii) three directors if it beneficially owns more than 30% but 50% or less, (iii) two directors if it beneficially owns more than 15% but 30% or less and (iv) one director if it beneficially owns greater than 10% but 15% or less. Halkos loses the right to designate directors at 10% or less.

The investor rights agreement will terminate on May 29, 2023.

Indemnification Agreements

We have entered into customary indemnification agreements with our executive officers and directors that provide, in general, that we will provide them with customary indemnification in connection with their service to us or on our behalf.

These indemnification agreements require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance, if available on reasonable terms.

DESCRIPTION OF OTHER INDEBTEDNESS

ABL Facility

In November 2007, we entered into the 2007 ABL Facility, and in August 2010, we entered into the 2010 ABL Facility, amending and restating the 2007 ABL Facility. On June 1, 2012, we entered into an amendment to the 2010 ABL Facility. See “Prospectus Summary—Recent Transactions—Amendment of the ABL Facility.”

Outstanding borrowings under the ABL Facility bear interest at a rate equal to either:

•	a base rate plus a margin between 2.0% and 2.5%, depending on excess availability levels, for base rate loans, or

•	LIBOR plus a margin of 3.0% to 3.5%, depending on excess availability levels for Eurodollar loans.

As of June 30, 2013, outstanding borrowings under the ABL Facility bore interest at a rate of 4.25% per year.

Global Brass and Copper Holdings is a guarantor of the ABL Facility and substantially all of its wholly owned domestic subsidiaries are borrowers under, or guarantors of, the ABL Facility. The ABL Facility is available on a revolving basis until its June 1, 2017 maturity date. Availability under the ABL Facility is based on a formula that is based on eligible inventory and eligible accounts receivable, subject to certain reserves and various adjustments. A portion of the funds available under the ABL Facility not in excess of $40.0 million is available for the issuance of letters of credit. As of June 30, 2013, maximum availability under the ABL Facility was $200.0 million, and remaining availability was $143.5 million, giving effect to $56.0 million of outstanding borrowings and to $0.5 million of outstanding letters of credit. In the event of increased commodity prices as indicated by the terms of the ABL Facility agreement, we may request, but the lenders are not obligated to, increase the maximum borrowings available up to $250.0 million. At any time, if the amount outstanding under the ABL Facility exceeds the maximum allowable borrowings, we are required to make a mandatory prepayment for the amount of the excess borrowings. The ABL Facility is secured by a first priority lien on accounts and inventory, and a second priority lien on all real estate, equipment and equity interests of the borrowers under, and guarantors of, the ABL Facility.

The agreement governing the ABL Facility restricts our ability to, among other things, incur indebtedness, grant liens, repurchase stock, pay cash dividends, make investments and acquisitions and sell assets, in each case subject to certain designated exceptions. In addition, the agreement governing the ABL Facility:

•	requires us to maintain excess availability of not less than $10.0 million for any two consecutive-day period each year;

•	requires us to maintain a minimum fixed charge coverage ratio of 1.1:1 if our average excess availability for the prior five days is less than 10% of the maximum availability; and

•	requires us to apply substantially all cash collections to reduce outstanding borrowings under the ABL Facility when certain trigger events have occurred.

The funds available under the ABL Facility may be used for working capital and for general corporate purposes. The ABL Facility contains customary event of default clauses and cross-default provisions with respect to our other outstanding indebtedness, including the Senior Secured Notes. Upon the occurrence of an event of default pursuant to the agreement governing the ABL Facility, lenders representing a majority of the commitments under the ABL Facility could require us to repay all outstanding borrowings under the ABL Facility, and during the continuance of an event of default we would not be able to make additional borrowings under the ABL Facility.

THE EXCHANGE OFFER

Terms of the Exchange Offer

We are offering to issue $375,000,000 aggregate principal amount of exchange notes and related guarantees in exchange for a like aggregate principal amount of our currently outstanding initial notes and related guarantees, which consist of $375 million aggregate principal amount of initial notes issued on June 1, 2012, which were issued in a transaction exempt from registration under the Securities Act of 1933. The exchange notes that we propose to issue in this exchange offer will be substantially identical to our initial notes except that, unlike our initial notes, the exchange notes will have no transfer restrictions or registration rights. You should read the description of the exchange notes in the section in this prospectus entitled “Description of the Notes.”

We reserve the right in our sole discretion to purchase or make offers for any initial notes that remain outstanding following the expiration or termination of this exchange offer and, to the extent permitted by applicable law, to purchase initial notes in the open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise. The terms and prices of these purchases or offers could differ significantly from the terms of this exchange offer.

Except as described below, we will initially issue the exchange notes in the form of one or more registered exchange notes in global form without coupons. We will deposit each global note on the date of the closing of this exchange offer with, or on behalf of, The Depository Trust Company in New York, New York, and register the exchange notes in the name of The Depository Trust Company or its nominee, or will leave these notes in the custody of the trustee.

Expiration Date; Extensions; Amendments; Termination

This exchange offer will expire at 5:00 p.m., New York City time, on October 4, 2013, unless we extend it in our reasonable discretion. The expiration date of this exchange offer will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Securities Exchange Act of 1934.

We expressly reserve the right to delay acceptance of any initial notes, extend or terminate this exchange offer and not accept any initial notes that we have not previously accepted if any of the conditions described below under “—Conditions to the Exchange Offer” have not been satisfied or waived by us. We will notify the exchange agent of any extension by oral notice promptly confirmed in writing or by written notice. We will also notify the holders of the initial notes by a press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless applicable laws require us to do otherwise.

We also expressly reserve the right to amend the terms of this exchange offer in any manner. If we make any material change, we will promptly disclose this change in a manner reasonably calculated to inform the holders of our initial notes of the change including providing public announcement or giving oral or written notice to these holders. A material change in the terms of this exchange offer could include a change in the timing of the exchange offer, a change in the exchange agent and other similar changes in the terms of this exchange offer. If we make any material change to this exchange offer, we will disclose this change by means of a post-effective amendment to the registration statement which includes this prospectus and will distribute an amended or supplemented prospectus to each registered holder of initial notes. In addition, we will extend this exchange offer for an additional five to ten business days as required by the Exchange Act, depending on the significance of the amendment, if the exchange offer would otherwise expire during that period. If we waive a material condition of the exchange offer, we will extend this exchange offer so that at least five business days remain in the offer period. We will promptly notify the exchange agent by oral notice, promptly confirmed in writing, or written notice of any delay in acceptance, extension, termination or amendment of this exchange offer.

Procedures for Tendering Initial Notes

Proper Execution and Delivery of Letters of Transmittal

To tender your initial notes in this exchange offer, you must use one of the three alternative procedures described below:

(1)	Regular delivery procedure: Complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal. Have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal. Mail or otherwise deliver the letter of transmittal or the facsimile together with the certificates representing the initial notes being tendered and any other required documents to the exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

(2)	Book-entry delivery procedure: Send a timely confirmation of a book-entry transfer of your initial notes, if this procedure is available, into the exchange agent’s account at The Depository Trust Company in accordance with the procedures for book-entry transfer described under “—Book-Entry Delivery Procedure” below, on or before 5:00 p.m., New York City time, on the expiration date.

(3)	Guaranteed delivery procedure: If time will not permit you to complete your tender by using the procedures described in (1) or (2) above before the expiration date and this procedure is available, comply with the guaranteed delivery procedures described under “—Guaranteed Delivery Procedure” below.

The method of delivery of the initial notes, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose the mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send any letters of transmittal or initial notes to us. You must deliver all documents to the exchange agent at its address provided below. You may also request your broker, dealer, commercial bank, trust company or nominee to tender your initial notes on your behalf.

Only a holder of initial notes may tender initial notes in this exchange offer. A holder is any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

If you are the beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you must contact that registered holder promptly and instruct that registered holder to tender your notes on your behalf. If you wish to tender your initial notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your initial notes, either make appropriate arrangements to register the ownership of these notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

You must have any signatures on a letter of transmittal or a notice of withdrawal guaranteed by:

(1)	a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc.,

(2)	a commercial bank or trust company having an office or correspondent in the United States, or

(3)	an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the initial notes are tendered:

(a)	by a registered holder or by a participant in The Depository Trust Company whose name appears on a security position listing as the owner, who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal and only if the exchange notes are being issued directly to this registered holder or deposited into this participant’s account at The Depository Trust Company, or

(b)	for the account of a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act.

If the letter of transmittal or any bond powers are signed by:

(1)	the recordholder(s) of the initial notes tendered: the signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever,

(2)	a participant in The Depository Trust Company: the signature must correspond with the name as it appears on the security position listing as the holder of the initial notes,

(3)	a person other than the registered holder of any initial notes: these initial notes must be endorsed or accompanied by bond powers and a proxy that authorize this person to tender the initial notes on behalf of the registered holder, in satisfactory form to us as determined in our sole discretion, in each case, as the name of the registered holder or holders appears on the initial notes, or

(4)	trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity: these persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must also be submitted with the letter of transmittal.

To tender your initial notes in this exchange offer, you must make the following representations:

(1)	you are authorized to tender, sell, assign and transfer the initial notes tendered and to acquire exchange notes issuable upon the exchange of such tendered initial notes, and that we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by us,

(2)	any exchange notes acquired by you pursuant to the exchange offer are being acquired in the ordinary course of business, whether or not you are the holder,

(3)	you or any other person who receives exchange notes, whether or not such person is the holder of the exchange notes, has an arrangement or understanding with any person to participate in a distribution of such exchange notes within the meaning of the Securities Act and is not participating in, and does not intend to participate in, the distribution of such exchange notes within the meaning of the Securities Act,

(4)	you or such other person who receives exchange notes, whether or not such person is the holder of the exchange notes, is not an “affiliate,” as defined in Rule 405 of the Securities Act, of ours, or if you or such other person is an affiliate, you or such other person will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

(5)	if you are not a broker-dealer, you represent that you are not engaging in, and do not intend to engage in, a distribution of exchange notes, and

(6)	if you are a broker-dealer that will receive exchange notes for your own account in exchange for initial notes, you represent that the initial notes to be exchanged for the exchange notes were acquired by you as a result of market-making or other trading activities and acknowledge that you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

You must also warrant that the acceptance of any tendered initial notes by the issuers and the issuance of exchange notes in exchange therefor shall constitute performance in full by the issuers of its obligations under the registration rights agreement relating to the initial notes.

To effectively tender notes through The Depository Trust Company, the financial institution that is a participant in The Depository Trust Company will electronically transmit its acceptance through the Automatic Tender Offer Program. The Depository Trust Company will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by The Depository Trust Company to the exchange agent stating that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the notes that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant.

Book-Entry Delivery Procedure

Any financial institution that is a participant in The Depository Trust Company’s systems may make book-entry deliveries of initial notes by causing The Depository Trust Company to transfer these initial notes into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedures for transfer. To effectively tender notes through The Depository Trust Company, the financial institution that is a participant in The Depository Trust Company will electronically transmit its acceptance through the Automatic Tender Offer Program. The Depository Trust Company will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by The Depository Trust Company to the exchange agent stating that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the notes that this participation has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant. The exchange agent will make a request to establish an account for the initial notes at The Depository Trust Company for purposes of the exchange offer within two business days after the date of this prospectus.

A delivery of initial notes through a book-entry transfer into the exchange agent’s account at The Depository Trust Company will only be effective if an agent’s message or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents is transmitted to and received by the exchange agent at the address indicated below under “—Exchange Agent” on or before the expiration date unless the guaranteed delivery procedures described below are complied with. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedure

If you are a registered holder of initial notes and desire to tender your notes, and (1) these notes are not immediately available, (2) time will not permit your notes or other required documents to reach the exchange agent before the expiration date or (3) the procedures for book-entry transfer cannot be completed on a timely basis and an agent’s message delivered, you may still tender in this exchange offer if:

(1)	you tender through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act,

(2)	on or before the expiration date, the exchange agent receives a properly completed and duly executed letter of transmittal or facsimile of the letter of transmittal, and a notice of guaranteed delivery, substantially in the form provided by us, with your name and address as holder of the initial notes and the amount of notes tendered, stating that the tender is being made by that letter and notice and guaranteeing that within three New York Stock Exchange trading days after the expiration date the certificates for all the initial notes tendered, in proper form for transfer, or a book-entry confirmation with an agent’s message, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent, and

(3)	the certificates for all your tendered initial notes in proper form for transfer or a book-entry confirmation as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

Your tender of initial notes will constitute an agreement between you and us governed by the terms and conditions provided in this prospectus and in the related letter of transmittal.

We will be deemed to have received your tender as of the date when your duly signed letter of transmittal accompanied by your initial notes tendered, or a timely confirmation of a book-entry transfer of these notes into the exchange agent’s account at The Depository Trust Company with an agent’s message, or a notice of guaranteed delivery from an eligible institution is received by the exchange agent.

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tenders will be determined by us in our sole discretion. Our determination will be final and binding.

We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in our opinion or our counsel’s opinion, be unlawful. We also reserve the absolute right to waive any conditions of this exchange offer or irregularities or defects in tender as to particular notes with the exception of conditions to this exchange offer relating to the obligations of broker dealers, which we will not waive. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we shall determine. We, the exchange agent or any other person will be under no duty to give notification of defects or irregularities with respect to tenders of initial notes. We and the exchange agent or any other person will incur no liability for any failure to give notification of these defects or irregularities. Tenders of initial notes will not be deemed to have been made until such irregularities have been cured or waived. The exchange agent will return without cost to their holders any initial notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived promptly following the expiration date.

If all the conditions to the exchange offer are satisfied or waived on the expiration date, we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter. Please refer to the section of this prospectus entitled “—Conditions to the Exchange Offer” below. For purposes of this exchange offer, initial notes will be deemed to have been accepted as validly tendered for exchange when, as and if we give oral or written notice of acceptance to the exchange agent.

We will issue the exchange notes in exchange for the initial notes tendered pursuant to a notice of guaranteed delivery by an eligible institution only against delivery to the exchange agent of the letter of transmittal, the tendered initial notes and any other required documents, or the receipt by the exchange agent of a timely confirmation of a book-entry transfer of initial notes into the exchange agent’s account at The Depository Trust Company with an agent’s message, in each case, in form satisfactory to us and the exchange agent.

If any tendered initial notes are not accepted for any reason provided by the terms and conditions of this exchange offer or if initial notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder, or, in the case of initial notes tendered by book-entry transfer procedures described above, will be credited to an account maintained with the book-entry transfer facility, promptly after withdrawal, rejection of tender or the expiration or termination of the exchange offer.

By tendering into this exchange offer, you will irrevocably appoint our designees as your attorney-in-fact and proxy with full power of substitution and resubstitution to the full extent of your rights on the notes tendered. This proxy will be considered coupled with an interest in the tendered notes. This appointment will be effective only when, and to the extent that we accept your notes in this exchange offer. All prior proxies on these notes will then be revoked and you will not be entitled to give any subsequent proxy. Any proxy that you may give subsequently will not be deemed effective. Our designees will be empowered to exercise all voting and other rights of the holders as they may deem proper at any meeting of note holders or otherwise. The initial notes will be validly tendered only if we are able to exercise full voting rights on the notes, including voting at any meeting of the note holders, and full rights to consent to any action taken by the note holders.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw tenders of initial notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date at the address provided below under “—Exchange Agent” and before acceptance of your tendered notes for exchange by us.

Any notice of withdrawal must:

(1)	specify the name of the person having tendered the initial notes to be withdrawn,

(2)	identify the notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of these notes,

(3)	be signed by the person having tendered the initial notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the initial notes to register the transfer of these notes into the name of the person having made the original tender and withdrawing the tender,

(4)	specify the name in which any of these initial notes are to be registered, if this name is different from that of the person having tendered the initial notes to be withdrawn, and

(5)	if applicable because the initial notes have been tendered through the book-entry procedure, specify the name and number of the participant’s account at The Depository Trust Company to be credited, if different than that of the person having tendered the initial notes to be withdrawn.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of all notices of withdrawal and our determination will be final and binding on all parties. Initial notes that are withdrawn will be deemed not to have been validly tendered for exchange in this exchange offer.

The exchange agent will return without cost to their holders all initial notes that have been tendered for exchange and are not exchanged for any reason, promptly after withdrawal, rejection of tender or expiration or termination of this exchange offer.

You may retender properly withdrawn initial notes in this exchange offer by following one of the procedures described under “—Procedures for Tendering Initial Notes” above at any time on or before the expiration date.

Conditions to the Exchange Offer

We will complete this exchange offer only if:

(1)	there is no change in the laws and regulations which would impair our ability to proceed with this exchange offer, and,

(2)	there is no change in the current interpretation of the staff of the SEC which permits resales of the exchange notes.

These conditions are for our sole benefit. We may assert any one of these conditions regardless of the circumstances giving rise to it and may also waive any one of them, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion that it has not been satisfied, subject to applicable law. Notwithstanding the foregoing, all conditions to the exchange offer must be satisfied or waived before the expiration of this exchange offer. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. We will not be deemed to have waived our rights to assert or waive these conditions if we fail at any time to exercise any of them. Each of these rights will be deemed an ongoing right which we may assert at any time and from time to time.

If we determine that we may terminate this exchange offer because any of these conditions is not satisfied, we may:

(1)	refuse to accept and return to their holders any initial notes that have been tendered,

(2)	extend the exchange offer and retain all notes tendered before the expiration date, subject to the rights of the holders of these notes to withdraw their tenders, or

(3)	waive any condition that has not been satisfied and accept all properly tendered notes that have not been withdrawn or otherwise amend the terms of this exchange offer in any respect as provided under the section in this prospectus entitled “—Expiration Date; Extensions; Amendments; Termination.”

Accounting Treatment

We will record the exchange notes at the same carrying value as the initial notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize the costs of the exchange offer and the unamortized expenses related to the issuance of the exchange notes over the term of the exchange notes.

Exchange Agent

We have appointed Wells Fargo Bank, National Association as exchange agent for this exchange offer. You should direct all questions and requests for assistance on the procedures for tendering and all requests for additional copies of this prospectus or the letter of transmittal to the exchange agent as follows:

WELLS FARGO Bank, National Association

Exchange Agent

Registered & Certified Mail:	Regular Mail or Courier:	In Person by Hand Only:
Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Services
MAC N9303-121	MAC N9303-121	Northstar East Building— 12th Floor
P.O. Box 1517	6th St & Marquette Avenue	608 Second Avenue South
Minneapolis, MN 55480	Minneapolis, MN 55479	Minneapolis, MN 55402

Fees and Expenses

We will bear the expenses of soliciting tenders in this exchange offer, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of this exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with this exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses for forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the initial notes and for handling or forwarding tenders for exchange to their customers.

We will pay all transfer taxes, if any, applicable to the exchange of initial notes in accordance with this exchange offer. However, tendering holders will pay the amount of any transfer taxes, whether imposed on the registered holder or any other persons, if:

(1)	certificates representing exchange notes or initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the notes tendered,

(2)	tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal, or

(3)	a transfer tax is payable for any reason other than the exchange of the initial notes in this exchange offer.

If you do not submit satisfactory evidence of the payment of any of these taxes or of any exemption from this payment with the letter of transmittal, we will bill you directly the amount of these transfer taxes.

Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences

The initial notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your initial notes for exchange notes in accordance with this exchange offer, or if you do not properly tender your initial notes in this exchange offer, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

In addition, except as set forth in this paragraph, you will not be able to obligate us to register the initial notes under the Securities Act. You will not be able to require us to register your initial notes under the Securities Act unless:

(1)	the exchange offer is not permitted by applicable law or SEC policy,

(2)	the initial purchasers request us to register initial notes that are not eligible to be exchanged for exchange notes in the exchange offer,

(3)	you are not eligible to participate in the exchange offer,

(4)	you may not resell the exchange notes you acquire in the exchange offer to the public without delivering a prospectus and that the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by you, or

(5)	you are a broker-dealer and hold initial notes that were acquired directly from us or one of our affiliates,

in which case the registration rights agreement requires us to file a registration statement for a continuous offer in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this sentence. We do not currently anticipate that we will register under the Securities Act any notes that remain outstanding after completion of the exchange offer.

DESCRIPTION OF THE NOTES

Global Brass and Copper, Inc. (the “Company”) issued $375 million aggregate principal amount of initial notes and will issue a like amount of exchange notes (the initial notes and the exchange notes are referred to collectively as the “Notes”) under the Indenture (the “Indenture”) among the Company, Global Brass and Copper Holdings, Inc. (“Holdings”), the Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee (in such capacity, the “Trustee”) dated June 1, 2012. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the TIA.

The following summary of certain provisions of the Indenture and the Security Documents does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture and the Security Documents, including the definitions of certain terms therein and those terms made a part of the Indenture by the TIA. We urge you to read the Indenture and the Security Documents because they, not this description, define your rights as holders of the Notes. Copies of the Indenture and the Security Documents are publicly available as exhibits to the registration statement of which this prospectus forms a part. Capitalized terms used in this “Description of the Notes” section and not otherwise defined have the meanings set forth under “—Certain Definitions.” As used in this “Description of the Notes” section, “we,” “us” and “our” refers to the Company and its Subsidiaries and “the Company” refers only to Global Brass and Copper, Inc., but not to any of its Subsidiaries.

Brief Description of the Notes and the Guarantees

The Notes:

•	are senior obligations of the Company;

•	rank pari passu in right of payment with all existing and future senior Indebtedness of the Company;

•	are secured on a senior priority lien basis by the Notes Collateral and on a junior priority lien basis by the ABL Collateral, in each case subject to certain liens permitted under the Indenture;

•	are effectively subordinated to the ABL Facility to the extent of the value of the ABL Collateral; and

•	are guaranteed on a senior secured basis by Holdings and the Subsidiary Guarantors.

The Guarantee of each Guarantor:

•	is a senior obligation of such Guarantor;

•	ranks pari passu in right of payment with all existing and future senior Indebtedness of such Guarantor;

•

is secured on a senior priority basis by the Notes Collateral owned by such Guarantor and on a junior priority basis by the ABL Collateral owned by such Guarantor, in each case subject to certain liens permitted under the Indenture; and

•	is effectively subordinated to the obligations of such Guarantor under the ABL Facility to the extent of the value of the ABL Collateral owned by such Guarantor.

Principal, Maturity and Interest

The Company issued the Notes initially on June 1, 2012, in an aggregate principal amount of $375.0 million. The Notes have been and will be issued only in fully registered form, without coupons, in denominations of $2,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of the Notes, but in certain circumstances the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. The Notes will mature on June 1, 2019. Subject to our compliance with the covenants described under the subheading “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Limitation on Liens,” we are permitted to issue more Notes from time to time under the Indenture (the “Additional Notes”). The Notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase, although if any series of Additional Notes is not fungible with other notes for U.S. federal income tax purposes, the Additional Notes will trade under a separate CUSIP number. Holders of Additional Notes actually issued will share equally and ratably in the Collateral. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes,” references to the Notes include any Additional Notes actually issued.

Interest on the Notes accrues at the rate of 9.50% per annum and will be payable semiannually in arrears on June 1 and December 1, commencing on December 1, 2012. The Company will make each interest payment to the Holders of record of the Notes on the immediately preceding May 15 and November 15. The Company will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful.

Interest on the exchange notes will begin accruing on the date the exchange offer is completed. Interest (including additional interest) accrued and unpaid on the initial notes tendered in the exchange offer to, but not including, the date the exchange offer is completed will be paid (on the next interest payment date after the date the exchange offer is completed) to holders of record of the corresponding exchange notes as of the corresponding interest record date.

Interest on the initial notes began accruing on the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

On and after June 1, 2016, the Company may redeem the Notes at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to (but not including) the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on June 1 of the years set forth below:

Period	Redemption Price
2016	104.750%
2017	102.375%
2018 and thereafter	100.000%

In addition, prior to June 1, 2016, the Company may redeem the Notes at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and additional interest, if any, to (but not including) the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

Notwithstanding the foregoing, at any time and from time to time on or prior to June 1, 2015, the Company may redeem, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, in the aggregate up to 25% of the aggregate principal amount of the Notes (which includes Additional Notes, if any, but without duplication in respect of any Exchange Notes) with the net cash proceeds of one or more Equity Offerings (1) by the Company or (2) by any direct or indirect parent of the Company, to the extent the net cash proceeds thereof are contributed to the common equity capital of the Company or used to purchase Capital Stock (other than Disqualified Stock) of the Company from it, at a redemption price (expressed as a percentage of principal amount thereof) of 109.50% plus accrued and unpaid interest and additional interest, if any, to (but not including) the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that (1) at least 75% of the aggregate principal amount of the Notes (which includes Additional Notes, if any), remains outstanding after each such redemption and (2) such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated and otherwise in accordance with the procedures set forth in the Indenture. Notice of any redemption upon any Equity Offering may be given prior to the completion thereof.

In connection with any redemption of Notes under the Indenture (including in connection with a Change of Control, an Asset Sale Offer or a redemption described in this section, “—Optional Redemption”), any such redemption may, at the Company’s discretion, be subject to one or more conditions precedent, including any related Equity Offering, other financing or a Change of Control. In addition, if such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Company’s discretion, any of such conditions may be waived, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date so delayed.

Selection

In the case of any partial redemption of the Notes, selection of the Notes for redemption will be made by the Trustee on a pro rata basis to the extent practicable or by lot and in accordance with the procedures of DTC; provided, however, that no Notes of $2,000 or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption so long as the Company has deposited with the Paying Agent funds sufficient to pay the principal of, plus accrued and unpaid interest and additional interest (if any) on, the Notes to be redeemed.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Company is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Company may be required to offer to purchase Notes as described under the captions “—Change of Control” and “—Certain Covenants—Asset Sales.” We and our Affiliates may at any time and from time to time purchase Notes in the open market, negotiated transactions or otherwise.

Ranking

The Indebtedness evidenced by the Notes and the Guarantees is senior Indebtedness of the Company or the applicable Guarantor, as the case may be, ranks pari passu in right of payment with all existing and future senior Indebtedness of the Company and the Guarantors, as the case may be, and is secured by the Collateral, which Collateral is shared on an equal and ratable basis with any Other Pari Passu Lien Obligations Incurred thereafter. Indebtedness under the ABL Facility and any other Lenders Debt also is secured by the Collateral. The Indebtedness under the ABL Facility and any other Lenders Debt Incurred in the future has senior priority with respect to the ABL Collateral but is junior in lien priority ranking with respect to the Notes Collateral. Such security interests are described under “—Security.” The Indebtedness evidenced by the Notes and the Guarantees is senior in right of payment to all existing and future Subordinated Indebtedness of the Company and the Guarantors, as the case may be.

As of June 30, 2013,

(1)	Holdings, the Company and the Subsidiary Guarantors had $56.0 million aggregate principal amount of senior Indebtedness (excluding the Notes and the Guarantees) outstanding (on a consolidated basis and excluding unused commitments and intercompany liabilities); and

(2)	the Company’s Subsidiaries that are not Guarantors would have had no Indebtedness (on a consolidated basis and excluding unused commitments and intercompany liabilities).

The Guarantee of Holdings is subject to important limitations. Holdings is not subject to any of the covenants set forth below and no Subsidiaries of Holdings other than the Company and its Restricted Subsidiaries that are required to be Subsidiary Guarantors will Guarantee or are otherwise are required to provide credit support for the Notes.

A significant portion of the operations of the Company are conducted through its Subsidiaries. Unless the Subsidiary is a Guarantor, claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Company, including holders of the Notes. The Notes, therefore, are effectively subordinated to holders of Indebtedness and other creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of the Company that are not Guarantors. Although the Indenture limits the Incurrence of Indebtedness by and the issuance of Disqualified Stock and Preferred Stock of certain of the Company’s Subsidiaries, such limitation is subject to a number of significant qualifications. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

The Indenture does not limit the Incurrence of Indebtedness by Holdings, all of which could be Secured Indebtedness. Although the Indenture contains limitations on the amount of additional Pari Passu Indebtedness and additional Secured Indebtedness that the Company and its Restricted Subsidiaries may Incur, under certain circumstances the amount of such Pari Passu Indebtedness and Secured Indebtedness could be substantial. The Indenture does not limit the amount of additional Indebtedness that Holdings may Incur. See “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants—Liens.”

Security

The Notes and the Guarantees have the benefit of the Collateral, which consists of (i) the Notes Collateral as to which the holders of the Notes and holders of certain Other Pari Passu Lien Obligations will have a senior priority security interest (subject to Permitted Notes Collateral Liens) and the Bank Lenders and certain other holders of Lenders Debt have a junior priority security interest and

(ii) the ABL Collateral as to which the Bank Collateral Agent (for itself and the benefit of the Bank Lenders and other Secured Parties under the ABL Facility) and certain other holders of Lenders Debt have a senior priority security interest and the holders of the Notes and holders of certain Other Pari Passu Lien Obligations have a junior priority security interest (subject to Permitted Liens).

The Company and the Guarantors will be able to Incur additional Indebtedness in the future which could share in the Collateral. The amount of all such additional Indebtedness will be limited by the covenants disclosed under “—Certain Covenants—Liens” and “—Limitation on Incurrence of Indebtedness and Issuances of Disqualified Stock and Preferred Stock.” Under certain circumstances the amount of such additional Secured Indebtedness could be significant.

Notes Collateral

The Notes Collateral is pledged as collateral to the Notes Collateral Agent for the benefit of the Trustee, the Notes Collateral Agent and the holders of the Notes. The Notes and Guarantees are secured by senior priority security interests in the Notes Collateral, subject to Permitted Notes Collateral Liens. The Notes Collateral consists of substantially all the assets of Holdings, the Company and the Subsidiary Guarantors, other than the ABL Collateral. Those assets include but are not limited to (subject to the limitations described in the next paragraph, “—Limitations on Stock Collateral” and “—Limitation on Intercompany Debt Collateral”): (i) all of the Capital Stock of the Company, (ii) all of the Capital Stock held by the Company, Holdings or any Subsidiary Guarantor (which, in the case of any first-tier Foreign Subsidiary, will be limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such first-tier Foreign Subsidiary, and, in the case of any Domestic Subsidiary, will not include the Capital Stock of any Domestic Subsidiary that is treated as a disregarded entity for U.S. Federal income tax purposes) and (iii) substantially all of the tangible and intangible assets, other than the ABL Collateral, of the Company, Holdings and each Subsidiary Guarantor.

In addition to the limitations described below under “—Limitations on Stock Collateral” and “—Limitation on Intercompany Debt Collateral,” the Notes Collateral does not include (i) the ABL Collateral, (ii) the Excluded Assets and (iii) those assets as to which the Notes Collateral Agent reasonably determines that the costs of obtaining such a security interest are excessive in relation to the value of the security to be afforded thereby. The Collateral does not include any property or assets owned by any Subsidiaries of the Company that are not Subsidiary Guarantors or any assets of Holdings other than the Capital Stock of the Company.

Initially, subject to Permitted Notes Collateral Liens, only the Notes have the benefit of the senior priority security interest in the Notes Collateral. No other Indebtedness Incurred by the Company may share in the senior priority security interest in the Notes Collateral other than any Additional Notes and certain Indebtedness constituting Other Pari Passu Lien Obligations. To the extent the Company incurs Additional Notes or Other Pari Passu Lien Obligations in the future, the Notes would share in the benefit of any security interest in the Notes Collateral based on the respective amounts of the Notes, the Additional Notes and the Other Pari Passu Lien Obligations.

The Company has previously granted a Lien on and security interest in the Notes Collateral for the benefit of the Lenders Debt, which initially consists of the loans outstanding under the ABL Facility made by the Bank Lenders, obligations with respect to letters of credit issued under the ABL Facility, certain hedging and cash management obligations incurred with the Bank Lenders or their affiliates and any other Obligations under the ABL Facility. Any additional Indebtedness that is Incurred by the Company pursuant to the terms of the Indenture may also be given a lien on and security interest in the Notes Collateral that ranks junior to the lien of the Notes in the Notes Collateral. Except as provided in the Intercreditor Agreement, holders of such junior liens will not be able to take any enforcement action with respect to the Notes Collateral so long as any Notes are outstanding.

ABL Collateral

The Notes are also secured by a junior priority lien on and security interest in the ABL Collateral (subject to Permitted Liens). The ABL Collateral consists of the accounts, inventory, chattel paper, deposit accounts, investment accounts, investment property (other than equity interests in Holdings’ Subsidiaries, including the Company and the Subsidiary Guarantors) and proceeds and products of the foregoing and certain assets related thereto, in each case held by the Company, Holdings and the Subsidiary Guarantors, as more fully described in the definition of “ABL Collateral.” To the extent the Company incurs Additional Notes or Other Pari Passu Lien Obligations in the future, the Notes would share in the benefit of any security interest in the ABL Collateral based on the respective amounts of the Notes, the Additional Notes and the Other Pari Passu Lien Obligations on a junior priority basis to the Lenders Debt. Generally, the Notes’ junior priority lien on and security interest in the ABL Collateral will be terminated and automatically released if the lien on such ABL Collateral in favor of the Lenders Debt is released and in certain other circumstances.

From and after the Issue Date, the Company or any Guarantor may grant an additional lien on any property or asset that constitutes ABL Collateral in order to secure any Obligation permitted to be Incurred pursuant to the Indenture. Any such additional lien may be a senior priority lien that is senior to the lien securing the Notes or may be a junior priority lien that will rank pari passu with the junior priority lien securing the Notes or a lien that will rank junior to the junior priority lien securing the Notes. We are permitted to secure any Indebtedness that we are permitted to Incur with liens that rank junior to the Notes.

Limitations on Stock Collateral

The Capital Stock and other securities of a Subsidiary of the Company that are owned by the Company or any Subsidiary Guarantor will constitute Notes Collateral only to the extent that such Capital Stock and other securities can secure the Notes without Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act (or any other law, rule or regulation) requiring separate financial statements of such Subsidiary to be filed with the SEC (or any other governmental agency). In the event that Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act requires or is amended, modified or interpreted by the SEC to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental agency) of separate financial statements of any Subsidiary (other than the Company) due to the fact that such Subsidiary’s Capital Stock and other securities secure the Notes, then the Capital Stock and other securities of such Subsidiary shall automatically be deemed not to be part of the Notes Collateral (but only to the extent necessary to not be subject to such requirement). In such event, the Security Documents may be amended or modified, without the consent of any Holder of Notes, to the extent necessary to release the senior priority security interests in the shares of Capital Stock and other securities that are so deemed to no longer constitute part of the Notes Collateral. This limitation will not apply to the pledge of Capital Stock of the Company by Holdings.

In the event that Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to permit (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would permit) such Subsidiary’s Capital Stock and other securities to secure the Notes in excess of the amount then pledged without the filing with the SEC (or any other governmental agency) of separate financial statements of such Subsidiary, then the Capital Stock and other securities of such Subsidiary shall automatically be deemed to be a part of the Notes Collateral (but only to the extent necessary to not be subject to any such financial statement requirement). In such event, the Security Documents may be amended or modified, without the consent of any holder of Notes, to the extent necessary to subject to the Liens under the Security Documents such additional Capital Stock and other securities.

In accordance with the limitations set forth in the two immediately preceding paragraphs, the Notes Collateral will include shares of Capital Stock of Subsidiaries of the Company only to the extent that the applicable value of such Capital Stock (on a Subsidiary-by-Subsidiary basis) is less than 20% of the aggregate principal amount of the Notes outstanding. Following the Issue Date, however, the portion of the Capital Stock of Subsidiaries constituting Notes Collateral may decrease or increase as described above. Any release of Capital Stock or other securities pursuant to the foregoing provisions shall be deemed not to impair the security under the Indenture in contravention of the provisions thereof.

Limitation on Intercompany Debt Collateral

The intercompany debt of a Subsidiary of the Company that is owned by the Company or any Subsidiary Guarantor will constitute Collateral only to the extent that such intercompany debt can secure the Notes without Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act (or any other law, rule or regulation) requiring separate financial statements of such Subsidiary to be filed with the SEC (or any other governmental agency). In the event that Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act requires or is amended, modified or interpreted by the SEC to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental agency) of separate financial statements of any Subsidiary due to such Subsidiary’s intercompany debt securing the Notes or any Subsidiary Guarantee, then the intercompany debt shall automatically be deemed not to be part of the Collateral (but only to the extent necessary to not be subject to such requirement). In such event, the Security Documents may be amended or modified, without the consent of any holder of Notes, to the extent necessary to release the security interests on the intercompany debt that is deemed to no longer constitute part of the Collateral. In the event that Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to permit (or is replaced with another rule or regulation, or any other law, rule or regulations adopted, which would permit) such Subsidiary’s intercompany debt to secure the Notes in excess of the amount then pledged without the filing with the SEC (or any other governmental agency) of separate financial statements of such Subsidiary, then the intercompany debt of such Subsidiary shall automatically be deemed to be part of the Collateral (but only to the extent necessary to not be subject to any such financial statement requirements). In such event, the Security Documents may be amended or modified without the consent of any holder of Notes, to the extent necessary to subject such additional intercompany debt to the Liens under the Security Documents. Any release of intercompany debt pursuant to the foregoing provisions shall be deemed not to impair the security under the Indenture in contravention of the provisions thereof.

Security Documents and Certain Related Intercreditor Provisions

The Company, the Guarantors, the Notes Collateral Agent and the Trustee have entered into Security Documents creating and establishing the terms of the security interests that secure the Notes and the Guarantees of the Notes. These security interests secure the payment and performance when due of all of the Obligations of the Company and the Guarantors under the Notes, the Indenture, the Guarantees and the Security Documents, as provided in the Security Documents. The Indenture provides that if the Company and the Guarantors were unable to complete such actions on or prior to the Issue Date, they would be required to use their commercially reasonable efforts to complete such actions as soon as reasonably practicable after such date. Wells Fargo Bank, National Association has been appointed, pursuant to the Indenture, as the Notes Collateral Agent. The Trustee, Notes Collateral Agent and each Noteholder and each other holder of, or obligee in respect of, any Obligations in respect of the Notes outstanding at such time are referred to collectively as the “Noteholder Secured Parties.” None of the Company and the Guarantors will be required by the Indenture or Security Documents to take any action to perfect any security interest in the Notes Collateral or the ABL Collateral under the laws of any jurisdiction outside the United States.

Sufficiency of Collateral

The Collateral has not been appraised in connection with the offering of the initial notes and this exchange offer. The value of the Collateral and the amount to be received upon a sale of the Collateral will depend upon many factors including, among others, the condition of the Collateral and the metals industry, the ability to sell the Collateral in an orderly sale, the condition of the international, national and local economies, the availability of buyers and similar factors. The book value of the Collateral should not be relied on as a measure of realizable value for these assets. By their nature, portions of the Collateral are illiquid and may have no readily ascertainable market value. A significant portion of the Collateral consists of commodities and the value of such commodities is subject to market fluctuations, which fluctuations may cause the value of such collateral to be volatile. In addition, a significant portion of the Collateral includes assets that may only be usable, and thus retain value, as part of our existing business operations. Accordingly, any sale of the Collateral separate from the sale of our business operations may not be feasible or of significant value. We are also permitted to sell assets that constitute Collateral and may not be required to offer to purchase the Notes. Noteholders should not place undue reliance on the security interest in favor of the Notes. See “Risk Factors—Risks Related to the Notes—The amount of our obligations under our ABL Facility and the notes could substantially exceed the value of the collateral securing the notes.”

Intercreditor Agreement

The Notes Collateral Agent, on its own behalf and on behalf of the Noteholders, and the agent under the ABL Facility (the “ABL Facility Collateral Agent”), on its own behalf and on behalf of the lenders under the ABL Facility and any other Lenders Debt (together with the Notes Collateral Agent and any other collateral agent that enters into the Intercreditor Agreement pursuant to a joinder thereto, the “Applicable Collateral Agents”), the Company and the Guarantors have entered into an intercreditor agreement (as hereafter amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “Intercreditor Agreement”) that sets forth the relative priority of the Liens securing the Senior Secured Lien Obligations compared to the Liens securing the Obligations under the ABL Facility and any other Lenders Debt (the “ABL Obligations”) (collectively, all such Senior Secured Lien Obligations and ABL Obligations, the “Applicable Obligations”). Although the holders of Senior Secured Lien Obligations and the ABL Obligations are not parties to the Intercreditor Agreement, by their acceptance of the instruments evidencing such Obligations, each will be deemed to agree to be bound thereby. In addition, the Intercreditor Agreement provides that it may be amended from time to time to add additional series of pari passu secured parties with respect to additional series of Obligations that are equally and ratably secured with the Obligations of the Company and the Guarantors under the Indenture, to the extent permitted to be incurred under the Indenture and the ABL Facility and to add holders of ABL Obligations arising under any agreements or instruments relating to the ABL Facility. The Intercreditor Agreement allocates the benefits of any Collateral between the holders of the ABL Obligations on the one hand and the holders of the Senior Secured Lien Obligations on the other hand.

The Intercreditor Agreement provides, among other things:

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Lien Priority.    Notwithstanding the time, order or method of grant, creation, attachment or perfection of any Liens securing any ABL Obligations (the “ABL Liens”), the Liens securing any Senior Secured Lien Obligations (the “Senior Secured Liens”), or the enforceability of any such Liens or Obligations, (1) the ABL Liens on the ABL Collateral will rank senior to any Senior Secured Liens on the ABL Collateral, and (2) the Senior Secured Liens on the Notes Collateral will rank senior to any ABL Liens on the Notes Collateral.

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Prohibition on Contesting Liens and Obligations.    No Senior Secured Collateral Agent or any holder of a Senior Secured Lien Obligation may contest or support any other person in contesting the validity or enforceability of the Liens held by or on behalf of the ABL Facility Collateral Agent or any other secured party with respect to the ABL Facility in all or any part of the Collateral. No ABL Facility Collateral Agent or any other secured party with respect to the ABL Facility may contest or support any other person in contesting the validity or enforceability of the Liens held by or on behalf of the Senior Secured Collateral Agents or any other holder of any Senior Secured Lien Obligations in all or any part of the Collateral.

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Exercise of Remedies and Release of Liens generally with respect to the ABL Collateral.    Prior to the discharge of the ABL Obligations, the ABL Facility Collateral Agent will have the sole power to exercise remedies against the ABL Collateral (subject to the right of any Senior Secured Collateral Agent to take limited protective measures with respect to the Senior Secured Liens and to take certain actions that would be permitted to be taken by unsecured creditors) and to foreclose upon and dispose of the ABL Collateral. Upon any sale of any ABL Collateral (whether in connection with any enforcement action or otherwise) to the extent permitted by the ABL Facility or otherwise consented to by the ABL Facility Collateral Agent that results in the release of the Liens of such ABL Facility Collateral Agent on such item of ABL Collateral, the Liens of each other class of Applicable Obligations on such item of ABL Collateral will be automatically released. In addition, the ABL Facility Collateral Agent will have the benefit of a non-exclusive, royalty free license with respect to any Notes Collateral consisting of intellectual property solely for the purposes of disposing, collecting or otherwise realizing on any ABL Collateral.

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Exercise of Remedies and Release of Liens generally with respect to the Notes Collateral.    Prior to the discharge of the Senior Secured Lien Obligations, the Applicable Senior Secured Lien Collateral Agent will have the sole power to exercise remedies against the Notes Collateral (subject to the right of the ABL Facility Collateral Agent to take limited protective measures with respect to the ABL Liens and to take certain actions that would be permitted to be taken by unsecured creditors) and to foreclose upon and dispose of the Notes Collateral. Upon any sale of any Notes Collateral (whether in connection with any enforcement action or otherwise) to the extent permitted by the documents with respect to the Senior Secured Lien Obligations or otherwise consented to by the Applicable Senior Secured Lien Collateral Agent that results in the release of the Liens of such Applicable Senior Secured Lien Collateral Agent on such item of Notes Collateral, the Liens of each other class of Applicable Obligations on such item of Notes Collateral will be automatically released.

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Application of Proceeds and Turn-Over Provisions.    In connection with any enforcement action with respect to the Collateral or including in respect of any Insolvency or Liquidation Proceeding, (x)(1) all proceeds of Notes Collateral shall be applied as follows:

(A)	FIRST, to the Applicable Senior Secured Lien Collateral Agent for distribution:

(1)	in the case of Shared Perfected Collateral, (i) first, to pay any outstanding fees, expenses and indemnity claims of the Senior Secured Collateral Agents and (ii) second, to the payment in full of the other Senior Secured Lien Obligations on a ratable basis; and

(2)	in the case of Shared Collateral other than Shared Perfected Collateral, (a) first, to each Senior Secured Collateral Agent that has at any time held a perfected security interest in such Shared Collateral, which security interest is not subject to avoidance as a preference under the Bankruptcy Code, to (i) first, pay any outstanding fees, expenses and indemnity claims of such agents, and (ii) second, to pay all other such series of Senior Secured Lien Obligations until such series has been paid in full and, in the case of more than one Series, on a ratable basis and (b) second, to each Senior Secured Collateral Agent of any other series of Senior Secured Lien Obligations for whom such Collateral constitutes Shared Collateral (i) first, to pay any outstanding fees, expenses and indemnity claims of such agent, and (ii) second, to pay all other such series of Senior Secured Lien Obligations on a ratable basis until each such series has been paid in full; and

(B)	SECOND, after the discharge of Senior Secured Lien Obligations, if any ABL Obligations remain outstanding, all proceeds of Notes Collateral will be applied to the repayment of any outstanding ABL Obligations on a ratable basis;

and (y)(1) all proceeds of ABL Collateral will first be applied to pay the fees, expenses and indemnity claims of the agents with respect to the ABL Facility, then to the repayment of all ABL Obligations on a ratable basis, before being applied to any Senior Secured Lien Obligations on a ratable basis; and (2) after the discharge of ABL Obligations, if any Senior Secured Lien Obligations remain outstanding, all proceeds of ABL Collateral will be applied to the repayment of any outstanding Senior Secured Lien Obligations in accordance with clause (A) above. If any holder of any Applicable Obligations or if any Applicable Collateral Agent (or other collateral agent) receives any proceeds of Collateral in contravention of the foregoing, such proceeds will be turned over to the Applicable Collateral Agent entitled to receive such proceeds pursuant to the prior sentence, for application in accordance with the prior sentence.

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Amendment and Refinancings.    The ABL Obligations and the Senior Secured Lien Obligations may be amended or refinanced subject to the continuing rights of the holders of such refinancing Indebtedness under the Intercreditor Agreement. The Intercreditor Agreement will provide for the appointment of the ABL Facility Collateral Agent (the “Intercreditor Agent”) who would enter into a joinder to any future intercreditor agreement with the agents or trustees representing holders of Liens in the Collateral that rank junior to the Liens securing both the Senior Secured Lien Obligations and the ABL Obligations. With respect to any Collateral, the Intercreditor Agent will take direction from the Applicable Collateral Agent that is at the time entitled to enforce remedies with respect to such Collateral under the Intercreditor Agreement.

In addition, the Intercreditor Agreement provides that if the Company or any of its subsidiaries is subject to a case under the Bankruptcy Code or any other bankruptcy law:

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(x) if the ABL Facility Collateral Agent desires to permit the use of cash collateral or to permit the Company or any Guarantor to obtain financing under Section 363 or Section 364 of the Bankruptcy Code or under any other similar law (“DIP Financing”) secured by a lien on ABL Collateral, then the Applicable Senior Secured Lien Collateral Agent and the holders of Senior Secured Lien Obligations agree not to object to such use of cash collateral or DIP Financing or to request adequate protection (except as otherwise permitted under the Intercreditor Agreement) or any other relief in connection therewith and, to the extent the Liens on ABL Collateral securing the ABL Obligations are subordinated or pari passu with such DIP Financing, will subordinate its Liens in the ABL Collateral to such DIP Financing (and all Obligations relating thereto) on the same basis as such Liens are subordinated to the ABL Liens in the ABL Collateral; and (y) if the Applicable Senior Secured Lien Collateral Agent desires to permit the Company or any Guarantor to obtain any DIP Financing secured by a Lien on Notes Collateral, then the ABL Facility Collateral Agent and the holders of ABL Obligations agree not to object to such DIP Financing or to request adequate protection (except as otherwise permitted under the Intercreditor Agreement) or any other relief in connection therewith and, to the extent the Liens on Notes Collateral securing the Senior Secured Lien Obligations are subordinated or pari passu with respect to such DIP Financing, will subordinate its Liens in the Notes Collateral to such DIP Financing (and all Obligations relating thereto) on the same basis as such Liens are subordinated to the Senior Secured Liens in the Notes Collateral.

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(x) in the case of ABL Collateral, the Applicable Senior Secured Lien Collateral Agent and the holders of Senior Secured Lien Obligations will not object to, and will not otherwise contest (i) any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement in respect of the ABL Obligations made by the ABL Facility Collateral Agent or any holder of such ABL Obligations (ii) any lawful exercise by any holder of ABL Obligations of the right to credit bid ABL Obligations in any sale in foreclosure of ABL Collateral; and (iii) any other request for judicial relief made in any court by any holder of ABL Obligations relating to the lawful enforcement of any Lien on the ABL Collateral; and (y) in the case of Notes Collateral, the ABL Facility Collateral Agent and the holders of ABL Obligations will not object to, and will not otherwise contest (i) any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement in respect of the Senior Secured Lien Obligations made by the Applicable Senior Secured Lien Collateral Agent or any holder of such Senior Secured Lien Obligations; (ii) any lawful exercise by any holder of Senior Secured Lien Obligations of the right to credit bid Senior Secured Lien Obligations in any sale in foreclosure of Notes Collateral; and (iii) any other request for judicial relief made in any court by any holder of Senior Secured Lien Obligations relating to the lawful enforcement of any Lien on the Notes Collateral.

•

(x) in the case of ABL Collateral, the Applicable Senior Secured Lien Collateral Agent and the holders of Senior Secured Lien Obligations will not object to (and will not otherwise contest) any order relating to a sale of ABL Collateral of the Company or any Guarantor for which the ABL Facility Collateral Agent has consented that provides, to the extent the sale is to be free and clear of Liens, that the ABL Liens and the Senior Secured Liens will attach to the proceeds of the sale on the same basis of priority as the Liens securing such Obligations on the assets being sold, in accordance with the Intercreditor Agreement; and (y) in the case of Notes Collateral, the ABL Facility Collateral Agent and the holders of ABL Obligations will not object to (and will not otherwise contest) any order relating to a sale of Notes Collateral of the Company or any Guarantor for which the Applicable Senior Secured Lien Collateral Agent has consented that provides, to the extent the sale is to be free and clear of Liens, that the ABL Liens and the Senior Secured Liens will attach to the proceeds of the sale on the same basis of priority as such Liens attached to the assets being sold, in accordance with the Intercreditor Agreement.

•

(x) in the case of ABL Collateral, the Applicable Senior Secured Lien Collateral Agent and the holders of Senior Secured Lien Obligations will not seek relief from the automatic stay or any other stay in any insolvency or liquidation proceeding without the prior consent of the ABL Facility Collateral Agent; and (y) in the case of Notes Collateral, the ABL Facility Collateral Agent and the holders of ABL Obligations will not seek relief from the automatic stay or any other stay in any insolvency or liquidation proceeding without the prior consent of the Applicable Senior Secured Lien Collateral Agent.

•

In respect of the ABL Collateral, the Applicable Senior Secured Lien Collateral Agent and the holders of Senior Secured Lien Obligations will not contest (or support any other person contesting) (a) any request by the ABL Facility Collateral Agent or the holders of ABL Obligations for adequate protection or (b) any objection by the ABL Facility Collateral Agent or the holders of ABL Obligations to any motion, relief, action or proceeding based on the ABL Facility Collateral Agent or the holders of ABL Obligations’ claiming a lack of adequate protection. Notwithstanding the foregoing, in any insolvency or liquidation proceeding, (i) if the holders of ABL Obligations (or any subset thereof) are granted adequate protection in the form of additional collateral in connection with any DIP Financing or use of cash collateral under Section 363 or Section 364 of the Bankruptcy Code or any similar law, then the Applicable Senior Secured Lien Collateral Agent may seek or request adequate protection in the form of a replacement Lien on such additional collateral, so long as, with respect to ABL Collateral, such Lien is subordinated to the Liens securing the ABL Obligations and such DIP Financing (and all Obligations relating thereto), on the same basis as the other Senior Secured Liens on ABL Collateral are subordinated to the ABL Liens on ABL Collateral under the Intercreditor Agreement and (ii) in the event the Applicable Senior Secured Lien Collateral Agent seeks or requests adequate protection and such adequate protection is granted in the form of additional collateral, then the Applicable Senior Secured Lien Collateral Agent and the holders of Senior Secured Lien Obligations agree that the holders of the ABL Obligations shall also be granted a Lien on such additional collateral as security for the applicable ABL Obligations and any such DIP Financing and that any Lien on such additional collateral that constitutes ABL Collateral securing the Senior Secured Lien Obligations shall be subordinated to the Liens on such collateral securing the ABL Obligations and any such DIP Financing (and all Obligations relating thereto) and any other Liens on ABL Collateral granted to the holders of ABL Obligations as adequate protection on the same basis as the Senior Secured Liens are so subordinated to the ABL Liens under the Intercreditor Agreement.

•

(x) neither the Applicable Senior Secured Lien Collateral Agent nor any other Senior Secured Lien Secured Party shall oppose or seek to challenge any claim by the ABL Facility Collateral Agent or any holder of ABL Obligations for allowance of ABL Obligations consisting of post-petition interest, fees or expenses to the extent of the value of the ABL Liens on the ABL Collateral, without regard to the existence of the Senior Secured Liens on the ABL Collateral; and (y) neither the ABL Facility Collateral Agent nor any holder of ABL Obligations shall oppose or seek to challenge any claim by the Applicable Senior Secured Lien Collateral Agent or any other holders of Senior Secured Lien Obligations for allowance of Senior Secured Lien Obligations consisting of post-petition interest, fees or expenses to the extent of the value of the Senior Secured Liens on the Notes Collateral, without regard to the existence of the ABL Liens on the Notes Collateral;

•

In respect of the Notes Collateral, the ABL Facility Collateral Agent and the holders of ABL Obligations will not contest (or support any other person contesting) (a) any request by the Applicable Senior Secured Lien Collateral Agent and the holders of Senior Secured Lien Obligations for adequate protection or (b) any objection by the Applicable Senior Secured Lien Collateral Agent and the holders of Senior Secured Lien Obligations to any motion, relief, action or proceeding based on the Applicable Senior Secured Lien Collateral Agent and the holders of Senior Secured Lien Obligations’ claiming a lack of adequate protection. Notwithstanding the foregoing, in any insolvency or liquidation proceeding, (i) if the holders of Senior Secured Lien Obligations (or any subset thereof) are granted adequate protection in the form of additional collateral in connection with any DIP Financing or use of cash collateral under Section 363 or Section 364 of the Bankruptcy Code or any similar law, then the ABL Facility Collateral Agent may seek or request adequate protection in the form of a replacement Lien on such additional collateral, so long as, with respect to Notes Collateral, such Lien is subordinated to the Liens on Notes Collateral securing the Senior Secured Lien Obligations and such DIP Financing (and all Obligations relating thereto), on the same basis as the other ABL Liens on Notes Collateral are subordinated to the Senior Secured Liens on Notes Collateral under the Intercreditor Agreement and (ii) in the event the ABL Facility Collateral Agent seeks or requests adequate protection and such adequate protection is granted in the form of additional collateral, then the ABL Facility Collateral Agent and the holders of ABL Obligations agree that the holders of the Senior Secured Lien Obligations shall also be granted a Lien on such additional collateral as security for the applicable Senior Secured Lien Obligations and any such DIP Financing and that any Lien on such additional collateral that constitutes Notes Collateral securing the ABL Obligations shall be subordinated to the Liens on such collateral securing the Senior Secured Lien Obligations and any such DIP Financing (and all Obligations relating thereto) and any other Liens on Notes Collateral granted to the holders of Senior Secured Lien Obligations as adequate protection on the same basis as the other ABL Liens on Notes Collateral are subordinated to the Senior Secured Liens on Notes Collateral under the Intercreditor Agreement; and

•	(x) until the discharge of ABL Obligations has occurred, the Applicable Senior Secured Lien Collateral Agent, on behalf of itself and the holders of Senior Secured Lien Obligations, will not assert or enforce any claim under Section 506(c) of the United States Bankruptcy Code senior to or on a parity with the ABL Liens on ABL Collateral for costs or expenses of preserving or disposing of any Collateral; and (y) until the discharge of Senior Secured Lien Obligations has occurred, the ABL Facility Collateral Agent, on behalf of itself and the holders of ABL Obligations, will not assert or enforce any claim under Section 506(c) of the United States bankruptcy Code senior to or on a parity with the Senior Secured Liens on Notes Collateral for costs or expenses of preserving or disposing of any Collateral.

Release of Collateral

The Company and the Guarantors will be entitled to the releases of property and other assets included in the Collateral from the Liens securing the Notes under any one or more of the following circumstances:

(1)	to enable the Company and the Guarantors to consummate the sale, transfer, lease or other disposition of such property or assets to the extent not prohibited under the covenant described under “—Certain Covenants—Asset Sales;”

(2)	in the case of a Guarantor that is released from its Guarantee with respect to the Notes, the release of the property and assets of such Guarantor; or

(3)	as described under “—Amendments and Waivers” below.

The junior priority lien on the ABL Collateral securing the Notes will terminate and be released automatically if the senior priority liens on the ABL Collateral are released by the Bank Collateral Agent (even if, at the time of such release of such senior priority liens, an Event of Default shall have occurred and be continuing under the Indenture), including, without limitation, in connection with a sale, transfer or disposition of ABL Collateral that is (i) effected by the Company or any Guarantor to the extent permitted by the ABL Facility or otherwise permitted with the consent of, or at the direction of, the Bank Collateral Agent or (ii) occurs in connection with the foreclosure of, or other exercise of remedies with respect to, such ABL Collateral by the Bank Collateral Agent (except, in each case, with respect to any proceeds of such sale, transfer or disposition that remain after satisfaction in full of the Lenders Debt).

The security interests in all Collateral securing the Notes also will be released upon (i) payment in full of the principal of, together with accrued and unpaid interest (including additional interest, if any) on, the Notes and all other Obligations under the Indenture, the Guarantees under the Indenture and the Security Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest (including additional interest, if any), are paid or (ii) a legal defeasance or covenant defeasance under the Indenture as described below under “—Defeasance” or a discharge of the Indenture as described under “—Satisfaction and Discharge.”

Compliance with Trust Indenture Act

The Indenture provides that the Company will comply with the provisions of TIA §314 to the extent applicable.

To the extent applicable, the Company will cause TIA §313(b), relating to reports, and TIA §314(d), relating to the release of property or securities subject to the Lien of the Security Documents, to be complied with. Any certificate or opinion required by TIA §314(d) may be made by an Officer or legal counsel, as applicable, of the Company except in cases where TIA §314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected by or reasonably satisfactory to the Trustee. Notwithstanding anything to the contrary in this paragraph, the Company will not be required to comply with all or any portion of TIA §314(d) if it determines, in good faith based on the written advice of counsel, a copy of which written advice shall be provided to the Trustee, that under the terms of TIA §314(d) or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of TIA §314(d) is inapplicable to any release or series of releases of Collateral. Without limiting the generality of the foregoing, certain no-action letters issued by the SEC have permitted an indenture qualified under the TIA to contain provisions permitting the release of collateral from Liens under an indenture in the ordinary course of an issuer’s business without requiring the issuer to provide certificates and other documents under Section 314(d) of the TIA. In addition, under interpretations provided by the SEC, to the extent that a release of a Lien is made without the need for consent by the holders of the Notes or the Trustee, the provisions of TIA Section 314(d) may be inapplicable to the release. Under the Indenture, the Company and the Guarantors may, among other things, without any release or consent by the holders of the Notes or the Trustee or the Notes Collateral Agent, but otherwise in compliance with the covenants of the Indenture and the Security Documents, conduct ordinary course activities with respect to the Collateral, including:

(i)	selling or otherwise disposing of, in any transaction or series of related transactions, any property subject to the Lien of the Security Documents which has become worn out, defective or obsolete or not used or useful in the business,

(ii)	abandoning, terminating, canceling, releasing or making alterations in or substitutions of any leases or contracts subject to the Lien of the Security Documents,

(iii)	surrendering or modifying any franchise, license or permit subject to the Lien of the Security Documents which it may own or under which it may be operating,

(iv)	altering, repairing, replacing, changing the location or position of and adding to its structures, machinery, systems, equipment, fixtures and appurtenances,

(v)	granting a license of any intellectual property,

(vi)	selling, transferring or otherwise disposing of inventory in the ordinary course of business,

(vii)	collecting accounts receivable in the ordinary course of business or selling, liquidating, factoring or otherwise disposing of accounts receivable in the ordinary course of business,

(viii)	making cash payments (including for the repayment of Indebtedness or interest and in connection with the Company’s cash management activities) from cash that is at any time part of the Collateral in the ordinary course of business that are not otherwise prohibited by the Indenture and the Security Documents, and

(ix)	abandoning any intellectual property which is no longer used or useful in the Company’s business.

The Company, beginning with the six-month period ending December 31, 2012, shall deliver to the Trustee within 30 days following the end of each six-month period (with the second such six-month period being the end of each fiscal year), an Officer’s Certificate to the effect that all releases and withdrawals during the preceding six-month period (or since the Issue Date, in the case of the first such certificate) in connection with which no consent of the holders of the notes or the Trustee was obtained pursuant to the foregoing provisions were not prohibited by the Indenture or the Security Documents.

Guarantees

Holdings and each direct and indirect Restricted Subsidiary of the Company that is a Domestic Subsidiary and that guarantees the obligations of the Company or is otherwise an obligor under the Credit Agreement jointly and severally irrevocably and unconditionally guarantee on a senior secured basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Company under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest or additional interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Guarantors being herein called the “Guaranteed Obligations”). The Guaranteed Obligations of all Guarantors are secured by (i) senior priority security interests (subject to Permitted Notes Collateral Liens) in the Notes Collateral owned by such Guarantor and (ii) junior priority security interests (subject to Permitted Liens) in the ABL Collateral owned by such Guarantor. Such Guarantors will agree to pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee, the Notes Collateral Agent or the holders in enforcing any rights under the Guarantees.

Each Guarantee of a Restricted Subsidiary is limited to an amount not to exceed the maximum amount that can be guaranteed by the applicable Guarantor without rendering such Guarantee, as it relates to such Guarantor, voidable under applicable laws relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See “Risk Factors—Risks Related to the Notes—U.S. federal and state fraudulent transfer laws permit a court to void the notes and the guarantees and security interests, and, if that occurs, you may not receive any payments on the notes or may be required to return payments made on the notes.” After the Issue Date, the Company will cause certain domestic Subsidiaries that Incur or guarantee certain Indebtedness or that issue certain shares of Disqualified Stock or Preferred Stock to execute and deliver to the Trustee supplemental indentures pursuant to which such Restricted Subsidiary will guarantee payment of the Notes on the same basis. See “—Certain Covenants—Future Guarantors.”

Each Guarantee is a continuing guarantee and, subject to the next succeeding paragraph, shall:

(1)	remain in full force and effect until payment in full of all the Guaranteed Obligations;

(2)	be binding upon each such Guarantor and its successors; and

(3)	inure to the benefit of and be enforceable by the Trustee, the holders of the Notes and their successors, transferees and assigns.

A Guarantee of a Restricted Subsidiary will be automatically released upon:

(a) the sale, disposition or other transfer (including through merger or consolidation) of the Capital Stock (including any sale, disposition or other transfer following which the applicable Guarantor is no longer a Restricted Subsidiary), or all or substantially all the assets, of the applicable Guarantor if such sale, disposition or other transfer is not prohibited by the Indenture, in each case other than to the Company, Holdings or a Guarantor; provided, however, that such Guarantor is released from its guarantees, if any, of, and all pledges and security, if any, granted in connection with, the Credit Agreement and any other Indebtedness of the Company or any Restricted Subsidiary of the Company;

(b) the Company designating such Guarantor to be an Unrestricted Subsidiary in accordance with the provisions set forth under “—Certain Covenants—Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary;”

(c) the release or discharge of all guarantees by such Restricted Subsidiary and the repayment of all Indebtedness and retirement of all Disqualified Stock of such Restricted Subsidiary which, if Incurred by such Restricted Subsidiary, would require such Restricted Subsidiary to guarantee the Notes under the covenant described under “—Certain Covenants—Future Guarantors;” or

(d) our exercise of our legal defeasance option or covenant defeasance option as described under “—Defeasance” or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture.

The description above includes a phrase relating to the sale or disposition of “all or substantially all” of the assets of a Guarantor. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the Indenture will provide that for all purposes, the term “all or substantially all,” as set forth above shall not be read to mean “any” of the assets of such Guarantor as a result of such Guarantor being in the “zone of insolvency.”

Book-Entry, Delivery and Form

Except as set forth below, the exchange notes will initially be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. Exchange notes will be issued at the closing of the exchange offer in exchange for a corresponding amount of initial notes.

The Notes have been and will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We and the Trustee take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Company that, pursuant to procedures established by it:

(1)	upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2)	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Notes who are Participants may hold their interests therein directly through DTC. Investors in the Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. Euroclear and Clearstream will hold interests in the Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Company and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to the transfer restrictions set forth under “Notice to Investors,” transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the Notes described herein, cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in Global Notes among participants in DTC, it is under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Company, the Trustee and any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1)	DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Company fails to appoint a successor depositary;

(2)	the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3)	there has occurred and is continuing an Event of Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors,” unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes. See “Notice to Investors.”

Same Day Settlement and Payment

The Company will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The Company will make all payments of principal, interest and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Change of Control

The occurrence of any of the following events will constitute a “Change of Control”:

(1)	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder,

(2)	the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision), other than the Permitted Holders, in a single transaction or in a series of related transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies,

(3)	the Company ceasing to be at any time a direct or indirect Wholly Owned Subsidiary of Holdings, or

(4)	the merger, consolidation, amalgamation or arrangement of Holdings with or into another Person or the merger, consolidation, amalgamation or arrangement of another Person with or into Holdings or the merger, consolidation, amalgamation or arrangement of any Person with or into a Subsidiary of Holdings, unless the holders of a majority of the aggregate voting power of the Voting Stock of Holdings, immediately prior to such transaction, hold securities of the surviving or transferee Person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving or transferee Person;

provided, however, that (1) a transaction in which Holdings or any direct or indirect parent of the Company becomes a Subsidiary of another Person (other than a Person that is an individual, such Person that is not an individual, the “New Parent”) shall not constitute a Change of Control if (a) the shareholders of Holdings or such parent immediately prior to such transaction “beneficially own” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, at least a majority of the voting power of the outstanding voting stock of Holdings or such parent, immediately following the consummation of such transaction or (b) immediately following the consummation of such transaction, no “person” (as such term is defined above), other than a Permitted Holder and the New Parent (but including the holders of the Equity Interests of the Other Person), “beneficially owns” (as such term is defined above), directly or indirectly through one or more intermediaries, more than 50% of the voting power of the outstanding Voting Stock of Holdings or the New Parent; (2) any transaction in which the Company remains a Wholly Owned Subsidiary of Holdings, but one or more intermediate holding companies between Holdings and the Company are added, liquidated, merged or consolidated out of existence, shall not constitute a Change of Control; (3) any holding company whose only significant asset is Capital Stock of the Company, Holdings or any direct or indirect parent of the Company shall not itself be considered a “person” or “group” for purposes of this definition; (4) the transfer of assets between or among the Restricted Subsidiaries and the Company in accordance with the terms of the Indenture shall not itself constitute a Change of Control; (5) a “person” or “group” shall not be deemed to have beneficial ownership of securities (or “beneficially own” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act)) subject to a stock purchase agreement, merger agreement or similar agreement (or voting or option agreement related thereto) until the consummation of the transactions contemplated by such agreement; (6) the term “Change of Control” shall not include a merger or consolidation of the Company (or any direct or indirect parent thereof) with, or the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the assets of the Company (or direct or indirect parent thereof) to, an Affiliate incorporated or organized solely for the purpose of reincorporating or reorganizing the Company in another jurisdiction and/or for the sole purpose of forming or collapsing a holding company structure; (7) a sale of assets pursuant to an Asset Sale permitted under the covenant described under “—Certain Covenants—Asset Sales” or a transfer of Net Proceeds related thereto shall not itself constitute a Change of Control; and (8) any of the events described above in clauses (1) and (2) shall not constitute a “Change of Control” during a Suspension Period unless a Change of Control Rating Event also occurs in connection therewith.

Not later than 30 days following any Change of Control, unless the Company has given notice of redemption as described under the caption “—Optional Redemption” with respect to all the Notes, the Company will mail a notice to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1)	that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts and financial information regarding such Change of Control;

(3)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)	the instructions determined by the Company, consistent with this covenant, that a holder must follow in order to have its Notes purchased.

A Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The Company will be deemed to have made a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture applicable to a Change of Control Offer, the Company will comply with the applicable securities laws and regulations and will not be deemed to have failed to make a Change of Control Offer or purchase Notes pursuant thereto as described above by virtue thereof.

This Change of Control repurchase provision is a result of negotiations among the Company and the Initial Purchasers. The Company has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings.

Future credit agreements or other agreements to which the Company becomes a party may, prohibit the Company from purchasing any Notes as result of a Change of Control. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing the Notes, the Company could seek the consent of their lenders and noteholders to permit the purchase of the Notes or could attempt to refinance the borrowings and notes that contain such prohibition. If the Company does not obtain such consent or repay such borrowings or notes, the Company will remain prohibited from purchasing the Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture.

The ABL Facility will, and other Indebtedness of the Company may, provide that certain change of control events with respect to the Company (including a Change of Control under the Indenture) would constitute a default thereunder. If the Company experiences a change of control that triggers a default under the ABL Facility or under any other Indebtedness, the Company could seek a waiver of such defaults or seek to refinance the Indebtedness outstanding under the ABL Facility and such other Indebtedness. In the event the Company does not obtain such a waiver or refinance the Indebtedness outstanding under the ABL Facility and such other Indebtedness, such defaults could result in amounts outstanding under the ABL Facility and such other Indebtedness being declared due and payable. The Company’s ability to pay cash to the Holders following the occurrence of a Change of Control may be limited by its then existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The definition of Change of Control includes a phrase relating to the sale, lease or transfer of “all or substantially all” the assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the Indenture will provide that for all purposes, the term “all or substantially all,” as set forth above shall not be read to mean “any” of the assets of the Holdings, the Company or the Restricted Subsidiaries as a result of Holdings, the Company and/or a Restricted Subsidiary being in the “zone of insolvency.” The ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease or transfer of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

The provisions under the Indenture relating to the Company’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Certain Covenants

Covenant Suspension

During any period of time that:

(a)	the Notes have Investment Grade Ratings from both Moody’s and S&P; and

(b)	no Default has occurred and is continuing under the Indenture,

the Company and the Restricted Subsidiaries will not be subject to the following provisions of the Indenture:

•	“—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,”

•	“—Limitation on Restricted Payments,”

•	“—Dividend and Other Payment Restrictions Affecting Subsidiaries,”

•	“—Asset Sales,”

•	“—Permitted Business Activities,”

•	“—Transactions with Affiliates,” and

•	clause (4) of the first paragraph of “—Merger, Consolidation or Sale of All or Substantially All Assets”

(collectively, the “Suspended Covenants”). Solely for the purpose of determining the amount of Permitted Notes Collateral Liens or Permitted Liens under the “—Liens” covenant during any Suspension Period (as defined below) and without limiting the Company’s or any Restricted Subsidiary’s ability to Incur Indebtedness during any Suspension Period, to the extent that calculations in the “—Liens” covenant refer to the “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covenant, such calculations shall be made as though the “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covenant remains in effect during the Suspension Period. In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding sentences and, on any subsequent date (the “Reversion Date”), both of Moody’s and S&P withdraws its ratings or downgrades the ratings assigned to the Notes below the required Investment Grade Ratings or a Default occurs and is continuing, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the “Suspension Period.” Notwithstanding that the Suspended Covenants may be reinstated, no Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period. On the Reversion Date, all Indebtedness Incurred or Disqualified Stock issued by the Company and its Restricted Subsidiaries during the Suspension Period will be classified to have been Incurred or issued, as the case may be, pursuant to the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” unless such Indebtedness is Secured Indebtedness and the incurrence of such Secured Indebtedness would have only been permitted if such Secured Indebtedness were Incurred as Permitted Debt. In such case, the applicable Secured Indebtedness will be classified as having been Incurred pursuant to the applicable clause of Permitted Debt; provided, however, that if the amount of such Secured Indebtedness exceeds the amount permitted by the applicable clause of Permitted Debt, such Secured Indebtedness shall nevertheless be deemed to have been permitted thereunder and such amount allocated thereunder shall be reduced by the amount of such Indebtedness repaid after the Reversion Date and the Company and its Restricted Subsidiaries shall be permitted to Incur Indebtedness under such clause of Permitted Debt once there is availability based on the terms of such clause set forth in the Indenture (not as it may have been deemed to have been increased on the Reversion Date). Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under the covenant described under “—Limitation on Restricted Payments” will be made as though the covenant described under “—Limitation on Restricted Payments” had been in effect prior to, but not during, the Suspension Period and the items specified in clauses (a)(4)(iii)(1) through (a)(4)(iii)(5) of the first paragraph of the covenant described under “— Limitation on Restricted Payments” that occurred during the Suspension Period will be disregarded. For purposes of determining compliance with the covenant described under “—Asset Sales,” on the Reversion Date, the Net Proceeds from all Asset Sales not applied in accordance with the covenant will be deemed to be reset to zero.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock and the Company will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that the Company and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and any Restricted Subsidiary may issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio of the Company for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitation will not apply to (each of the items below, the “Permitted Debt”):

(a) the Incurrence by the Company or its Restricted Subsidiaries of Indebtedness under any Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount then outstanding equal to the greater of (i) $250.0 million less the aggregate Off-Balance Sheet Financing Amount attributable to all Qualified Receivables Financings then outstanding and (ii) the sum of (x) 80% of the net book value of the inventory (determined on a LIFO basis) of the Company and its Restricted Subsidiaries and (y) 85% of the net book value of the accounts receivable of the Company and its Restricted Subsidiaries (in each case, determined by the net book value set forth on the consolidated balance sheet of the Company for the fiscal quarter immediately preceding the date on which such Indebtedness is Incurred for which internal financial statements are available, giving pro forma effect, determined in good faith by a responsible financial officer of the Company, to any acquisitions or dispositions that have occurred or are expected to occur at or prior to the date of incurrence of such Indebtedness);

(b) the Incurrence by the Company and the Guarantors of Indebtedness represented by the Notes (not including any Additional Notes) and the related Guarantees, as applicable;

(c) Indebtedness existing on the Issue Date (after giving effect to the Transactions) (other than Indebtedness described in clauses (a) and (b));

(d) Indebtedness (including Capitalized Lease Obligations and Indebtedness in connection with a Sale/Leaseback Transaction) Incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease, construction, repair, addition or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the

Capital Stock of any Person owning such assets (but no other material assets)) which incurrence occurs within 365 days of such purchase, lease, construction, repair, addition or improvement in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding that was Incurred (or deemed Incurred as provided under clause (n) below) pursuant to this clause (d), does not exceed the greater of (x) 5.0% of Total Assets and (y) $35.0 million;

(e) Indebtedness Incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit, such obligations are reimbursed within 30 days following such drawing;

(f) Indebtedness arising from agreements of the Company or any of its Restricted Subsidiaries providing for adjustment of purchase price or similar obligations, in each case, Incurred in connection with the acquisition or disposition of any business, assets or a Subsidiary of the Company in accordance with the terms of the Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided, however, that, at the time of closing, the amount of such Indebtedness is not determinable and, to the extent such Indebtedness thereafter becomes fixed and determined, the Indebtedness is paid within 60 days thereafter;

(g) Indebtedness of the Company to a Restricted Subsidiary; provided, however, that any such Indebtedness is subordinated in right of payment to the obligations of the Company under the Notes and the Indenture; provided further, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to another Restricted Subsidiary) shall be deemed, in each case to be an Incurrence of such Indebtedness;

(h) shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock;

(i) Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided, however, (i) any such Indebtedness is made pursuant to an intercompany note and (ii) that if a Subsidiary Guarantor Incurs such Indebtedness to a Restricted Subsidiary that is not a Guarantor such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; provided further, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(j) Hedging Obligations that are not Incurred for speculative purposes and are (i) for the purpose of managing exposure to interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding; (ii) for the purpose of managing exposure to currency exchange rate risk with respect to any currency exchanges; or (iii) for the purpose of managing exposure to commodity price risk with respect to any metal or other commodity purchases or sales;

(k) obligations in respect of performance, bid, appeal and surety bonds, including surety bonds issued in respect of workers’ compensation claims, and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(l) Indebtedness or Disqualified Stock of the Company or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, as applicable, which when aggregated with (i) the principal amount or liquidation preference of all other Indebtedness and Disqualified Stock then outstanding and Incurred pursuant to this clause (l) and (ii) the principal amount of all Indebtedness Incurred (or deemed Incurred as provided under clause (n) below) pursuant to clause (d) above, does not exceed the greater of (x) 9.0% of Total Assets and (y) $60.0 million;

(m) any guarantee by the Company or any of its Restricted Subsidiaries of Indebtedness or other obligations of the Company or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness or other obligations Incurred by the Company or such Restricted Subsidiary is permitted under the terms of the Indenture; provided, however, that if such Indebtedness is by its express terms subordinated in right of payment to the Notes or the Guarantee of such Restricted Subsidiary, as applicable, any such guarantee of any Guarantor with respect to such Indebtedness shall be subordinated in right of payment to such Guarantor’s Guarantee with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes or the Guarantee of such Guarantor, as applicable;

(n) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness which serves to refund, refinance or defease any Indebtedness Incurred under the first paragraph of this covenant or clause (b), (c), (d), (l), (n), (o), (s), (u) or (v) of this paragraph (subject to the following proviso, “Refinancing Indebtedness”); provided, however, that such Refinancing Indebtedness:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness being refunded or refinanced that were due on or after the date one year following the last maturity date of any Notes then outstanding were instead due on such date one year following;

(2) has a Stated Maturity which is no earlier than the earlier of (x) the Stated Maturity of the Indebtedness being refunded or refinanced or (y) one year following the last maturity date of any Notes then outstanding;

(3) to the extent such Refinancing Indebtedness refinances Indebtedness junior in right of payment to the Notes or the Guarantee of such Restricted Subsidiary, as applicable, such Refinancing Indebtedness is junior in right of payment to the Notes or the Guarantee of such Restricted Subsidiary, as applicable;

(4) is Incurred in an aggregate principal amount (or if issued with significant original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with significant original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium, any accrued and unpaid interest thereon and fees and expenses Incurred in connection with such refinancing;

(5) shall not include (x) Indebtedness of a Restricted Subsidiary of the Company that is not a Guarantor that refinances Indebtedness of the Company or a Guarantor (unless such

Restricted Subsidiary is an obligor with respect to such Indebtedness being refinanced), or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; and

(6) in the case of any Refinancing Indebtedness Incurred to refinance Indebtedness outstanding under clause (d), (l), (s), (u) or (v), shall be deemed to have been Incurred and to be outstanding under such clause (d), (l), (s), (u) or (v), as applicable, and not this clause (n) for purposes of determining amounts outstanding under such clause (d), (l), (s), (u) or (v), as applicable;

provided further, however, that subclauses (1), (2) and (3) of this clause (n) will not apply to any Refinancing Indebtedness Incurred to refund, refinance or defease the Notes;

(o) Indebtedness or Disqualified Stock (x) of the Company or any of its Restricted Subsidiaries incurred to finance or assumed in connection with the acquisition of any Person or assets or (y) of Persons that are acquired by the Company or any Restricted Subsidiary or merged into the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided, however, that after giving effect to such acquisition or merger, either:

(1) the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant; or

(2) the Fixed Charge Coverage Ratio of the Company and the Restricted Subsidiaries on a consolidated basis is greater than immediately prior to such acquisition or merger;

(p) Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not recourse (except for Standard Securitization Undertakings) to the Company or any Restricted Subsidiary other than a Receivables Subsidiary;

(q) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of its Incurrence;

(r) Indebtedness of the Company or any Restricted Subsidiary supported by a letter of credit issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit;

(s) Indebtedness of Foreign Subsidiaries of the Company in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding that was Incurred (or deemed Incurred as provided under clause (n) above) pursuant to this clause (s), does not exceed the greater of (x) 2.0% of Total Assets and (y) $15.0 million;

(t) Indebtedness of the Company or any Restricted Subsidiary consisting of (x) the financing of insurance premiums or (y) take or pay obligations contained in supply arrangements, in each case, entered into in the ordinary course of business;

(u) Indebtedness or Disqualified Stock of a Restricted Subsidiary incurred to finance or assumed in connection with an acquisition, which, when aggregated with the principal amount of all other Indebtedness and Disqualified Stock incurred pursuant to this clause (u) then outstanding (including any such Refinancing Indebtedness) does not exceed $20.0 million; and

(v) Contribution Indebtedness.

Any Indebtedness incurred under a revolving Credit Facility pursuant to clause (a) of the second paragraph of this covenant shall be deemed for purposes of this covenant to have been incurred on the date such Indebtedness was first incurred until such Indebtedness is actually repaid, other than pursuant to “cash sweep” provisions or any similar provisions under any Credit Facility that provide that such Indebtedness is deemed to be repaid daily (or otherwise periodically).

Notwithstanding the foregoing, the Company and the Guarantors may not Incur any Indebtedness pursuant to the immediately preceding paragraph if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any Subordinated Indebtedness unless such Indebtedness will be subordinated to the Notes or such Guarantor’s Guarantee, as applicable, to at least the same extent as such Subordinated Indebtedness.

For purposes of determining compliance with this covenant and the covenant under “—Liens,” (A) Indebtedness need not be Incurred solely by reference to one category of permitted Indebtedness described in clauses (a) through (v) above or pursuant to the first paragraph of this covenant but is permitted to be Incurred in part under any combination thereof and (B) in the event that an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of permitted Indebtedness described in clauses (a) through (v) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify or reclassify (based on circumstances existing at the time of such reclassification) such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant and will only be required to include the amount and type of such item of Indebtedness in one of the above clauses and such item of Indebtedness will be treated as having been Incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof; provided, however, that all Indebtedness under the Credit Agreement outstanding on the Issue Date shall be deemed to have been Incurred pursuant to clause (a) and the Company shall not be permitted to reclassify all or any portion of Indebtedness Incurred pursuant to such clause; provided further, however, that the Company shall not be permitted to reclassify any portion of any Secured Indebtedness unless the Lien is also permitted with respect to such Secured Indebtedness as so reclassified. Accrual of interest, the accretion of accreted value, amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms or in the form of common stock of the Company, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, the accretion of liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness described in clause (3) of the definition of “Indebtedness” will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided, however, that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

For all purposes of the Indenture, (1) unsecured Indebtedness will not be treated as subordinated or junior to Secured Indebtedness merely because it is unsecured, (2) secured Indebtedness will not be treated as subordinated or junior to any other secured Indebtedness to which such Indebtedness is not junior in right of payment merely because it has junior priority with respect to the same collateral, (3) Indebtedness of such Person which is not guaranteed will not be treated as subordinated or junior to Indebtedness that is guaranteed merely because of such guarantee and (4) Indebtedness will not be deemed to be senior or subordinated merely because of the application of waterfall or other payment-ordering or collateral-sharing provisions affecting such Indebtedness.

Limitation on Restricted Payments

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment with respect to such Equity Interests made in connection with any merger or consolidation (other than (A) dividends or distributions payable solely in Equity Interests (other than Disqualified Stock) of the Company; or (B) dividends or distributions by a Restricted Subsidiary; provided, however, that, in the case of any dividend or distribution payable on or in respect of any Equity Interests issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its ownership percentage of such Equity Interests);

(2) purchase or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent company of the Company;

(3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of the Company or any Subsidiary Guarantor (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clause (g) or (i) of the definition of Permitted Debt); or

(4) make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(i) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(ii) immediately after giving effect to such transaction on a pro forma basis, the Company could Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(iii) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (4), (6) and (7) of paragraph (b) below, but excluding all other Restricted Payments permitted by paragraph (b) below), is less than the sum of, without duplication,

(1) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from April 1, 2012 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

(2) 100% of the aggregate net cash proceeds and the Fair Market Value of marketable securities or other property received by the Company after the Issue Date from the issue or sale of Equity Interests of the Company (excluding Refunding Capital Stock, Designated Preferred Stock, Cash Contribution Amounts, Excluded Contributions and Disqualified Stock), including Equity Interests issued upon conversion of Indebtedness (in which case the Company will be deemed to have received an amount equal to the aggregate principal amount of such Indebtedness (or, if such Indebtedness was issued at a significant original issue discount, an amount equal to the accreted value of such Indebtedness at such time)) or upon exercise of warrants or options (other than an issuance or sale to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries), plus

(3) 100% of the aggregate amount of cash contributions to the capital of the Company received after the Issue Date (other than Refunding Capital Stock, Designated Preferred Stock, contributions from the issuance of Designated Preferred Stock, Cash Contribution Amounts, Excluded Contributions and Disqualified Stock), plus

(4) 100% of the aggregate amount received by the Company or any Restricted Subsidiary in cash subsequent to the Issue Date, from:

(A) the sale or other disposition (other than to the Company or a Restricted Subsidiary of the Company) of Restricted Investments made by the Company and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Company and its Restricted Subsidiaries by any Person (other than the Company or any of its Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to clause (8) or clause (17) of paragraph (b) below),

(B) the sale (other than to the Company or a Restricted Subsidiary of the Company) of the Capital Stock of an Unrestricted Subsidiary or

(C) a distribution or dividend from an Unrestricted Subsidiary or other equity investee, plus

(5) in the event any Unrestricted Subsidiary of the Company has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company, in each case subsequent to the Issue Date, the Fair Market Value (as determined in accordance with the next succeeding sentence) of the Investment of the Company in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after deducting any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (8) or clause (17) of paragraph (b) below or constituted a Permitted Investment).

(b) The foregoing provisions will not prohibit (each a “Permitted Payment”):

(1) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2)(A) the repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) of the Company or any direct or indirect parent company of the Company or Subordinated Indebtedness of the Company or any Subsidiary Guarantor in exchange for, or out of the proceeds of the sale, within 60 days after such repurchase, retirement or other acquisition of, Equity Interests of the Company or any direct or indirect parent company of the Company or contributions to the equity capital of the Company (other than Designated Preferred Stock, Cash Contribution Amounts, Excluded Contributions and Disqualified Stock

or any Equity Interests sold to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) (collectively, including any such contributions, “Refunding Capital Stock”) and

(B) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the sale, within 60 days after such declaration and payment (other than to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Refunding Capital Stock;

(3) the payment, redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness of the Company or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the sale, within 60 days after such payment, redemption, repurchase, defeasance or other acquisition of new Indebtedness of the Company or such Subsidiary Guarantor, respectively, which is Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as

(A) the principal amount of such new Indebtedness (or, if such Indebtedness is issued at a significant original issue discount, the aggregate issue price) does not exceed the principal amount (or, if such Indebtedness was issued at a significant original issue discount, the aggregate accreted value at such time) of the Subordinated Indebtedness being so paid, redeemed, repurchased, defeased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired plus any fees and expenses incurred in connection therewith plus any accrued and unpaid interest thereon and any expenses incurred relating thereto),

(B) such Indebtedness is subordinated in right of payment to the Notes or the related Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so paid, purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value,

(C) such Indebtedness has a Stated Maturity which is no earlier than the earlier of (x) the Stated Maturity of the Subordinated Indebtedness being paid, redeemed, repurchased, defeased, acquired or retired or (y) one year following the last maturity date of any Notes then outstanding; and

(D) such Indebtedness has a Weighted Average Life to Maturity at the time Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being paid, redeemed, repurchased, defeased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being paid, redeemed, repurchased, defeased, acquired or retired were due on or after the date one year following the last maturity date of any Notes then outstanding were instead due on such date one year following;

(4) the repurchase, retirement or other acquisition (or dividends to any direct or indirect parent company of the Company to finance any such repurchase, retirement or other acquisition) for value of Equity Interests of the Company or any direct or indirect parent company of the Company held by any future, present or former employee, director or consultant of the Company or any direct or indirect parent company of the Company or any other Subsidiary of the Company pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate amounts paid under this clause (4) do not exceed $5.0 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the next succeeding calendar year); provided further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(A) the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Equity Interests (excluding Refunding Capital Stock, Designated Preferred Stock, Cash Contribution Amounts, Excluded Contributions and Disqualified Stock) of the Company or any direct or indirect parent company of the Company (to the extent contributed to the Company) to members of management, directors or consultants of the Company and its Restricted Subsidiaries or any direct or indirect parent company of the Company that occurs after the Issue Date; provided, however, that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (iii) of paragraph (a) of this covenant; plus

(B) the cash proceeds of key man life insurance policies received by the Company or any direct or indirect parent company of the Company (to the extent contributed to the Company) and its Restricted Subsidiaries after the Issue Date;

(provided, however, that the Company may elect to apply all or any portion of the aggregate increase contemplated by clauses (A) and (B) above in any calendar year and, to the extent any payment described under this clause (4) is made by delivery of Indebtedness and not in cash, such payment shall be deemed to occur only when, and to the extent, the obligor on such Indebtedness makes payments with respect to such Indebtedness);

(5) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries issued or incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(6) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date and the declaration and payment of dividends to any direct or indirect parent entity of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent company of the Company issued after the Issue Date, the proceeds of which were contributed to the Company; provided, however, that (A) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, the Company would have had a Fixed Charge Coverage Ratio of at least 2.0 to 1.00 and (B) the aggregate amount of dividends declared and paid pursuant to this clause (6) does not exceed the net cash proceeds actually received by the Company from the sale of such Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;

(7) the payment of dividends on the Company’s common stock or Preferred Stock (or the payment of dividends to any direct or indirect parent of the Company to fund the payment by any direct or indirect parent of the Company of dividends on such entity’s common stock or Preferred Stock) of up to 6.0% per annum of the net proceeds received by the Company from any public offering of common stock or contributed to the Company by any direct or indirect parent of the Company from any public offering of common stock; provided, however, that such Preferred Stock was issued in a registered public offering;

(8) other Restricted Payments in an aggregate amount not to exceed $20.0 million;

(9) the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary of the Company by, Unrestricted Subsidiaries;

(10) Permitted Payments to Holdings;

(11) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(12) purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing;

(13) in the event of a Change of Control, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness, Disqualified Stock or Preferred Stock of the Company or Subordinated Indebtedness of any Guarantor or Disqualified Stock or Preferred Stock of any Restricted Subsidiary, in each case, at a purchase price not greater than 101% of the principal amount or liquidation preference, as applicable (or, if such Subordinated Indebtedness was issued with significant original issue discount, 101% of the accreted value), of such Subordinated Indebtedness, Disqualified Stock or Preferred Stock, plus any accrued and unpaid interest or dividends thereon; provided, however, that prior to or simultaneously with such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer with respect to the Notes as a result of such Change of Control and has repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer;

(14) in the event of an Asset Sale that requires the Company to offer to purchase Notes pursuant to the covenant described under “—Asset Sales,” the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness, Disqualified Stock or Preferred Stock of the Company or Subordinated Indebtedness of any Guarantor or Disqualified Stock or Preferred Stock of any Restricted Subsidiary, in each case, at a purchase price not greater than 100% of the principal amount or liquidation preference, as applicable (or, if such Subordinated Indebtedness was issued with significant original issue discount, 100% of the accreted value), of such Subordinated Indebtedness, Disqualified Stock or Preferred Stock, plus any accrued and unpaid interest or dividends thereon; provided, however, that (i) prior to or simultaneously with such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made an Asset Sale Offer with respect to the Notes as a result of such Asset Sale and has repurchased all Notes validly tendered and not withdrawn in connection with such Asset Sale Offer and (ii) the aggregate amount of all such payments, purchases, redemptions, defeasances or other acquisitions or retirements of all such Subordinated Indebtedness, Disqualified Stock and Preferred Stock may not exceed the amount of the Excess Proceeds used to determine the aggregate purchase price of the Notes tendered for in such Asset Sale Offer less the aggregate amount applied in connection with such Asset Sale Offer;

(15) any Restricted Payments made on the Issue Date in connection with the consummation of the Transactions;

(16) payments of cash, or dividends, distributions or advances by the Company or any Restricted Subsidiary to allow any such entity to make payments of cash, in lieu of the issuance of fractional shares upon the exercise of warrants or upon the conversion or exchange of Capital Stock of any such Person; provided, however, the aggregate amount of such payments, dividends, distributions or advances does not exceed $5.0 million; and

(17) Restricted Payments from Excluded Contributions;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (8), (9), (13) and (14), no Default shall have occurred and be continuing or would occur as a consequence thereof.

In determining whether any payment or Investment is permitted by this covenant, the Company and its Restricted Subsidiaries may allocate all or any portion of such payment or Investment among the categories (or portions thereof) described in clauses (1) through (17) of the definition of “Permitted Payment” or among such categories (or portions thereof) and the types of Restricted Payments described in the first paragraph of this covenant (including categorization in whole or in part as a Permitted Investment); provided, however, that, at the time of such allocation, all such payments or Investments, or allocated portions thereof, would be permitted under the various provisions of this covenant.

Currently, all of the Company’s Subsidiaries are Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a)(i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or by, its profits or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(b) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Credit Agreement and the other Senior Credit Documents;

(2) the Indenture, the Notes, the Security Documents and the Intercreditor Agreement;

(3) applicable law or any applicable rule, regulation or order;

(4) any agreement or other instrument relating to Indebtedness of a Person acquired by the Company or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(5) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(6) Secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(7) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(8) customary provisions in joint venture agreements, asset sale agreements, sale and leaseback agreements and other similar agreements;

(9) purchase money obligations for property acquired in the ordinary course of business or Capitalized Lease Obligations that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(10) customary provisions contained in leases, licenses and other similar agreements entered into in the ordinary course of business that impose restrictions of the type described in clause (c) above on the property subject to such lease, license or other similar agreement;

(11) restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase, sale or other agreement to which the Company or any of its Restricted Subsidiaries is a party entered into in the ordinary course of business; provided, however, that such agreement prohibits the encumbrance of solely the property or assets of the Company or such Restricted Subsidiary that are the subject of such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of the Company or such Restricted Subsidiary or the assets or property of the Company (if the Company is not party to such agreement) or any other Restricted Subsidiary;

(12) any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; provided, however, that such restrictions apply only to such Receivables Subsidiary;

(13) other Indebtedness

(i) of (A) the Company or (B) any Restricted Subsidiary of the Company, in each case that (x) is Incurred subsequent to the Issue Date pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (y) an Officer reasonably and in good faith determines at the time such Indebtedness is Incurred (and at the time of any modification of the terms of any such encumbrance or restriction) that any such encumbrance or restriction will not materially adversely affect the Company’s ability to satisfy its obligations under the Notes and the Indenture and any other Indebtedness that is an obligation of the Company and such determination is set forth in an Officer’s Certificate delivered to the Trustee, or

(ii) that is Incurred by a Foreign Subsidiary of the Company subsequent to the Issue Date pursuant to clauses (d), (l), (m) (but limited to guarantees of Indebtedness of other Foreign Subsidiaries described in this clause (13)(ii)), (n) (but only to the extent such Indebtedness refunds, refinances or decreases Indebtedness of such Foreign Subsidiary Incurred pursuant to clause (d), (l) or (s)) or (s) of the definition of Permitted Debt; provided, however, that such encumbrance or restriction applies only to Foreign Subsidiaries of the Company;

(14) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases,

supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided, however, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; or

(15) any encumbrances or restrictions of the type referred to in clause (c) above imposed by any Permitted Liens referred to in clauses (1) and (4) of the definition thereof.

For purposes of determining compliance with this covenant, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to the Company to other Indebtedness Incurred by the Company shall not be deemed a restriction on the ability to make loans or advances.

Asset Sales

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale of any Notes Collateral unless:

(1) the Company or any of its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of;

(2) at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of Cash Equivalents or Asset Sale Cash Equivalents;

(3)(i) to the extent that any assets received by the Company and its Restricted Subsidiaries in such Asset Sale constitute securities or may be used or useful in a Similar Business, such assets are concurrently with their acquisition pledged as Collateral in accordance with the Indenture and the Security Documents and held by the Company, a Guarantor or entity that becomes a Guarantor and (ii) to the extent that any assets received by the Company and its Restricted Subsidiaries in such Asset Sale constitute the Capital Stock of any Person, such Person becomes a Guarantor and the assets of such Person are concurrently with the acquisition pledged as Collateral in accordance with the Indenture and the Security Documents and held by the Company, a Guarantor or entity that becomes a Guarantor; and

(4) an amount equal to 100% of the Net Proceeds from such Asset Sale is paid directly by the purchaser thereof to the Notes Collateral Agent to be held in trust for application in accordance with this covenant.

The Company or such Restricted Subsidiary may use the Net Proceeds from such Asset Sale at its option to do any one or more of the following:

(A) within 365 days after the Notes Collateral Agent’s receipt of such Net Proceeds, to make an Asset Sale Investment (or to reimburse the Company for customary out-of-pocket costs incurred by the Company or such Restricted Subsidiary and directly related to such investment), so long as the assets acquired pursuant to such Asset Sale Investment are promptly pledged as Collateral in accordance with the Indenture and the Security Documents and held and owned by the Company, a Guarantor or entity that becomes a Guarantor; provided, however, that (i) to the extent that the assets acquired by the Company and its Restricted Subsidiaries in such Asset Sale Investment may be used or useful in a Similar Business, such assets are promptly pledged as Collateral in accordance with the Indenture and the Security Documents and owned and held by the Company, a Guarantor or entity that becomes a Guarantor and (ii) to the extent that the assets acquired by the Company and its Restricted Subsidiaries pursuant to such Asset Sale Investment constitute the Capital Stock of any Person, the assets of such Person that may be used or useful in a Similar Business are promptly pledged as Collateral in accordance with the Indenture and the Security Documents and owned and held by the Company, a Guarantor or entity that becomes a Guarantor, or

(B) within 365 days after the Notes Collateral Agent’s receipt of such Net Proceeds, to make one or more offers to the holders of the Notes (and, at the option of the Company, the holders of Other Pari Passu Lien Obligations on a pro rata basis) to purchase Notes (and such Other Pari Passu Lien Obligations) pursuant to and subject to the conditions contained in the Indenture (each, a “Notes Collateral Asset Sale Offer”); provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (B), the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

Notwithstanding the foregoing provisions of this clause (a), the Company and the Restricted Subsidiaries will not be required to apply any Net Proceeds in accordance with this clause (a) except to the extent that the aggregate Net Proceeds from all Asset Sales of Notes Collateral which are not applied in accordance with the preceding paragraph of this covenant exceeds $7.5 million.

The Company will commence a Notes Collateral Asset Sale Offer with respect to the Net Proceeds from any Asset Sale of Notes Collateral not later than 10 Business Days after the later of (x) the 365th day (or such later date provided in the preceding paragraph) after such Asset Sale of Notes Collateral to the extent such Net Proceeds have not been used in accordance with paragraph (A) or (B) above and (y) the date that the Net Proceeds from Asset Sales of Notes Collateral not applied in accordance with the second preceding paragraph of this covenant exceeds $7.5 million by providing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. After the completion of one or more Asset Sales of Notes Collateral, the Company and its Restricted Subsidiaries may, at their option, use the Net Proceeds thereof to make a Notes Collateral Asset Sale Offer prior to the required deadline or with less Net Proceeds than would trigger the requirement for a Notes Collateral Asset Sale Offer in order to satisfy the requirements of this paragraph (a) with respect to such Net Proceeds. After the Company or any Restricted Subsidiary has applied the Net Proceeds from any Asset Sale of any Notes Collateral as provided in, and within the time periods required by, this paragraph (a), the balance of such Net Proceeds, if any, from such Asset Sale of any Notes Collateral shall be released by the Notes Collateral Agent to the Company or such Restricted Subsidiary for use by the Company or such Restricted Subsidiary for any purpose not prohibited by the terms of the Indenture and shall cease to constitute Net Proceeds of Asset Sales of Notes Collateral subject to the provisions of this covenant.

(b) The Company will not, and will not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale (other than an Asset Sale of Notes Collateral, which shall be governed by clause (a) of this covenant), unless (1) the Company or any of its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of, and (2) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents or Asset Sale Cash Equivalents.

Within 365 days after the Company’s or any Restricted Subsidiary of the Company’s receipt of the Net Proceeds of any Asset Sale (other than an Asset Sale of Notes Collateral, which shall be governed by clause (a) of this covenant), the Company or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale at its option to any one or more of the following:

(A) in the case of Net Proceeds from any Asset Sales of assets of any non-Guarantor, to repay Indebtedness of such non-Guarantor;

(B) to repay (i) Obligations under the ABL Facility or (ii) Other Pari Passu Lien Obligations; provided, however, that, in the case of this clause (ii), the Company shall equally and ratably reduce Obligations under the Notes (based on the respective amount of outstanding Other Pari Passu Lien Obligations and Obligations under the Notes) as provided under “Optional Redemption,” through open-market purchases or otherwise; or

(C) to make an Asset Sale Investment.

Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary of the Company may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents or Investment Grade Securities. The Indenture will provide that any Net Proceeds from any Asset Sale (other than an Asset Sale of Notes Collateral) that are not applied as provided and within the 365-day time period set forth in the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $7.5 million, the Company shall make an offer to all holders of Notes (and, at the option of the Company, to holders of any Pari Passu Indebtedness) (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes (and principal amount or accreted value, as applicable, of such Pari Passu Indebtedness), that is an integral multiple of $2,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such Pari Passu Indebtedness was issued with significant original issue discount, “principal amount” shall refer to 100% of the accreted value thereof), plus accrued and unpaid interest and additional interest, if any (or, in respect of such Pari Passu Indebtedness, such lesser price, if any, as may be provided for by the terms of such Pari Passu Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Company will commence an Asset Sale Offer with respect to Excess Proceeds not later than ten business days after the date that Excess Proceeds exceed $7.5 million by providing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. After the completion of one or more Asset Sales (other than Asset Sales of Notes Collateral, which are governed by paragraph (a) of this covenant), the Company and its Restricted Subsidiaries may, at their option, use the Net Proceeds thereof to make an Asset Sale Offer prior to the required deadline or with less Net Proceeds than would trigger the requirement for an Asset Sale Offer in order to satisfy the requirements of this paragraph (b) with respect to such Net Proceeds. To the extent that the aggregate amount of Notes (and such Pari Passu Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes (and such Pari Passu Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes (and such Pari Passu Indebtedness) to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds which served as the basis for such Asset Sale Offer shall be reduced to zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to a Notes Collateral Asset Sale Offer or an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

If more Notes (and any Other Pari Passu Lien Obligations) are tendered pursuant to a Notes Collateral Asset Sale Offer than the Company is required to purchase, the principal amount of the Notes (and such Other Pari Passu Lien Obligations) to be purchased will be determined pro rata based on the principal amounts so tendered and the selection of the actual Notes for purchase will be made by the Trustee on a pro rata basis to the extent practicable; provided, however, that no Notes (or any Other Pari Passu Lien Obligations) of $2,000 or less shall be purchased in part. If more Notes (and Pari Passu Indebtedness) are tendered pursuant to an Asset Sale Offer than the Company is required to purchase, the principal amount of the Notes (and Pari Passu Indebtedness) to be purchased will be determined pro rata based on the principal amounts so tendered and the selection of the actual Notes for purchase will be made by the Trustee on a pro rata basis to the extent practicable; provided, however, that no Notes (or Pari Passu Indebtedness) of $2,000 or less shall be purchased in part.

Notices of a Notes Collateral Asset Sale Offer or an Asset Sale Offer shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each holder of Notes at such holder’s registered address. If any Note is to be purchased in part only, any notice of purchase that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased.

A new Note in principal amount equal to the unpurchased portion of any Note purchased in part will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the purchase date, unless the Company defaults in payment of the purchase price, interest shall cease to accrue on Notes or portions thereof purchased.

For purposes of the covenant described above, the Net Cash Proceeds attributable to the sale of (i) Notes Collateral consisting of Equity Interests of a Person that is not a Guarantor shall be deemed to be equal to the equity value of such Equity Interests and (ii) a group of assets consisting of both Notes Collateral and assets that are not Notes Collateral shall be deemed to be Net Cash Proceeds from Notes Collateral and such other assets, respectively, based on the Fair Market Value of the Notes Collateral and such other assets.

This covenant contains a number of substantial qualifications and exceptions. See the definition of “Asset Sale” under “—Certain Definitions” and “Risk Factors—Risks Related to an Investment in the Notes—The amount of our obligations under our ABL Facility and the notes could substantially exceed the value of the collateral securing the notes.”

Nothing in this covenant shall require the Company or any Restricted Subsidiary to pledge as Collateral any Excluded Assets.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $5.0 million, unless:

(a) such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could reasonably have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unaffiliated party;

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, the Company delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Company approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (a) above and that such Affiliate Transaction has been approved by a majority of the members of the Board of Directors the Company disinterested with respect to such Affiliate Transaction; and

(c) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, the Company obtains a written opinion from an Independent Financial Advisor to the effect that the financial terms of such Affiliate Transaction or series of related Affiliate Transactions is fair, from a financial point of view (or words of similar import), to the Company and the Restricted Subsidiaries, taken as a whole.

The foregoing provisions will not apply to the following:

(1)(x) transactions between or among the Company or any of its Restricted Subsidiaries and (y) any merger of the Company and any direct parent company of the Company; provided, however, that such parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of the Company and such merger is otherwise in compliance with the terms of the Indenture and effected for a bona fide business purpose;

(2) Restricted Payments permitted under the covenant “—Limitation on Restricted Payments” and Permitted Investments (other than pursuant to clauses (3) and (12) of the definition thereof) permitted under the Indenture;

(3) the payment of management, consulting, monitoring, advisory and other fees, indemnities and expenses pursuant to the Management Services Agreement (plus any unpaid management, consulting, monitoring, advisory and other fees, indemnities and expenses accrued in any prior year), and the termination fees pursuant to the Management Services Agreement, or any amendment thereto or replacement thereof so long as any such amendment or replacement is not disadvantageous in the good faith judgment of the Board of Directors of the Company to the holders of the notes when taken as a whole, as compared to the Management Services Agreement as in effect on the Issue Date, in an aggregate amount not to exceed $1.5 million in any calendar year;

(4) the payment of reasonable and customary fees paid and reimbursement of expenses to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary or any direct or indirect parent company of the Company;

(5) payments by the Company or any of its Restricted Subsidiaries to the Sponsor made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which payments are (x) approved by a majority of the Board of Directors of the Company in good faith or (y) made pursuant to any agreement described under the caption “Certain Relationships and Related Party Transactions” in the Offering Circular, including the transaction fee agreement described thereunder;

(6) transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7) payments or loans (or cancellation of loans) to employees or consultants in the ordinary course of business which are approved by a majority of the Board of Directors of the Company in good faith;

(8) the existence of, or the performance by the Company or any of its Restricted Subsidiaries under the terms of, any agreement or instrument (other than with the Sponsor, except to the extent the Sponsor includes the Company, any of its direct or indirect parents, Holdings or any Subsidiary of the Company) as in effect as of the Issue Date or any amendment thereto (so long as any such agreement or instrument together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the original agreement or instrument as in effect on the Issue Date) or any transaction contemplated thereby;

(9) transactions to effect the Transactions and the payment of all fees and expenses related to the Transactions, including fees to the Sponsor, in each case that are described in the Offering Circular;

(10)(x) transactions with customers, clients, suppliers, toll manufacturers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could reasonably have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unaffiliated party or (y) transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business;

(11) any transaction effected as part of a Qualified Receivables Financing;

(12) the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(13) the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Company or of a Restricted Subsidiary, as appropriate, in good faith;

(14) any contribution to the capital of the Company; and

(15) any employment agreements entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business.

Permitted Business Activities

The Company will not, and will not permit any of the Restricted Subsidiaries to, engage in any business other than a Similar Business, except to such extent as would not be material to the Company and the Restricted Subsidiaries, taken as a whole; it being understood that the Company and the Restricted Subsidiaries shall be deemed to be in compliance with the foregoing covenant if the Company or the Restricted Subsidiaries acquire another Person that is primarily engaged in a Similar Business or acquire business operations that primarily consist of Similar Businesses and continue to operate such acquired Person’s operations or such acquired business operations, as the case may be.

Limitation on Business Activities of Holdings

Holdings will not conduct, transact or otherwise engage in any business or operations, or own or acquire any assets or incur any liabilities, other than:

(1)	direct or indirect ownership of the Capital Stock of the Company;

(2)	the maintenance of its legal existence, including the ability to incur fees, costs and expenses relating to such maintenance;

(3)	participating in tax, accounting and other administrative matters as a member of the consolidated group of Holdings, the Company and their Subsidiaries;

(4)	the performance of and incurrence of liabilities under, the documentation governing (i) the Credit Agreement, (ii) the Indenture and (iii) any guarantee of Indebtedness permitted under the covenant described under the caption “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(5)	any public offering of Capital Stock of Holdings or any other issuance or registration of Holdings’ Capital Stock for sale or resale or any issuance of equity awards under any plan for the benefit of employees of Holdings, the Company or any of their Subsidiaries, payment of dividends, making contributions to the capital of their Subsidiaries and guaranteeing the obligations of the Company and the Restricted Subsidiaries, including the costs, fees and expenses related thereto;

(6)	holding any Restricted Payments made by the Company in accordance with the covenant described under the caption “—Limitation on Restricted Payments” pending application thereof by the recipient in the manner contemplated by that covenant (if so specified);

(7)	incurring fees, costs and expenses relating to overhead and general operating including professional fees for legal, tax and accounting issues;

(8)	providing indemnification to officers, directors, consultants and agents;

(9)	the incurrence of liabilities permitted to be incurred by it by the Indenture and the Credit Agreement; and

(10)	activities incidental to the businesses or activities described in clauses (1) to (9) of this paragraph.

For so long as the notes are outstanding, except as otherwise permitted by the covenants described under “—Certain Covenants—Asset Sales” and “—Merger, Consolidation or Sale of All or Substantially All Assets,” Holdings will beneficially own all the Equity Interests of the Company, it being understood that, notwithstanding the foregoing, Holdings may interpose one or more holding companies between itself and the Company, so long as such holding companies also agree to Guarantee the Notes and provide a security interest in its assets pursuant to supplements to the Indenture and the Security Documents, respectively, in form and substance reasonably satisfactory to the Trustee and the Notes Collateral Agent and adhere to limitations that are substantially similar to the foregoing limitations on the activities of Holdings.

Liens

Holdings and the Company will not, and the Company will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (the “Initial Lien”) on any asset or property of Holdings, the Company or such Restricted Subsidiary of the Company, or any income or profits therefrom, or assign or convey any right to receive income therefrom, whether owned at the Issue Date or thereafter acquired, except

(1)

in the case of the Notes Collateral, any Initial Lien if (i) such Initial Lien pursuant to the terms of the Intercreditor Agreement ranks junior to the senior priority security interest intended to be created in favor of the Notes Collateral Agent for the benefit of the Trustee and the holders of the Notes pursuant to the Security Documents; provided, however, that the terms of such junior interest will be no more favorable to beneficiaries thereof than the terms contained in the Intercreditor Agreement as in effect on the Issue Date, or (ii) such Initial Lien is a Permitted Notes Collateral Lien;

(2)	in the case of the ABL Collateral, any Initial Lien if (i) the Notes are equally and ratably secured on a junior priority basis by such ABL Collateral until such time as such Initial Lien is released or (ii) such Initial Lien is a Permitted Lien; and

(3)	in the case of any other asset or property, any Initial Lien if (i) the Notes are equally and ratably secured with (or on a senior basis to, in the case such Initial Lien secures any Subordinated Obligations) the obligations secured by such Initial Lien or (ii) such Initial Lien is a Permitted Lien.

For purposes of determining compliance with this covenant, (A) a Lien securing an item of Indebtedness need not be permitted solely by reference to the above paragraph or to one category (or portion thereof) of the definitions of “Permitted Notes Collateral Liens” or “Permitted Liens” but may be permitted in part under any combination thereof and (B) in the event that a Lien securing an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of the above paragraph or one or more of the categories (or portions thereof) of Permitted Notes Collateral Liens or Permitted Liens, the Company may, in its sole discretion, divide, classify or reclassify, or later divide, classify, or reclassify, such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies (based on circumstances existing at the time of such division, classification or reclassification) with this covenant.

With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms or in the form of common equity of Holdings or any direct or indirect parent of Holdings, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness described in the definition of “Indebtedness.”

Any Lien created for the benefit of the Holders of the Notes pursuant to clause (2) or (3) of the first paragraph of this covenant shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien which release and discharge in the case of any sale of any such asset or property shall not affect any Lien that the Notes Collateral Agent may have on the proceeds from such sale.

The Indenture also provides that notwithstanding the foregoing, Holdings and the Company will not, and the Company will not permit any of its Restricted Subsidiaries to, directly or indirectly create, Incur or suffer to exist any Lien, including Permitted Notes Collateral Liens or Permitted Liens, on any asset or property of Holdings, the Company or such Restricted Subsidiary that secures Obligations under Indebtedness, which Lien is contractually senior in priority (without regard to control of remedies) to any security interest at any time granted to secure the Notes or the Guarantees and is also contractually junior in priority (without regard to control of remedies) to any security interest at any time granted to secure any other Indebtedness.

Reports and Other Information

Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Company will file with the SEC (and provide the Trustee and holders of the Notes with copies thereof, without cost to each holder, within 15 days after it files them with the SEC),

(1)	within the time periods specified by the Exchange Act, annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form),

(2)	within the time periods specified by the Exchange Act, reports on Form 10-Q (or any successor or comparable form),

(3)	promptly from time to time after the occurrence of an event required to be therein reported (and in any event within the time period specified for filing current reports on Form 8-K by the SEC), such other reports on Form 8-K (or any successor or comparable form), and

(4)	any other information, documents and other reports which the Company would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

provided, however, that the Company shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Company will cause the reports specified in the first sentence of this paragraph to be made publicly available by posting such reports on its website within the time periods that would apply if the Company were required to file those reports with the SEC. In addition, the Company will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the holders of the Notes, in each case within 15 days after the time the Company would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act.

In connection with the filings with the SEC required pursuant to clauses (1) and (2) above, the Company shall provide notice of and host conference call open to the public to discuss the results for the applicable period.

Notwithstanding the foregoing, the Company will be deemed to have furnished such reports referred to above to the Trustee and the holders if it has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available. In addition, such requirements shall be deemed satisfied prior to the commencement of the Registered Exchange Offer contemplated by the Registration Rights Agreement relating to the applicable Notes or the effectiveness of the Shelf Registration Statement by the filing with the SEC of the Exchange Offer Registration Statement and/or Shelf Registration Statement in accordance with the provisions of the Registration Rights Agreement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act and such registration statement and/or amendments thereto are filed at times that otherwise satisfy the time requirements set forth in the first paragraph of this covenant.

In the event that:

(a) the rules and regulations of the SEC permit the Company and any direct or indirect parent company of the Company to report at such parent entity’s level on a consolidated basis and

(b) such parent entity of the Company is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly, of the capital stock of the Company,

such consolidated reporting at such parent entity’s level in a manner consistent with that described in this covenant for the Company will satisfy this covenant.

Any subsequent restatement of financial statements shall have no retroactive effect for purposes of calculations previously made pursuant to the covenants contained in the Indenture. The subsequent filing or making available of any materials or conference call required by this covenant shall be deemed automatically to cure any Default resulting from the failure to file or make available such materials or conference call within the required time frame.

Future Guarantors

After the Issue Date, the Company will cause each of its Restricted Subsidiaries (other than a Foreign Subsidiary or a Receivables Subsidiary) that

(a) Incurs or guarantees any Indebtedness under any Credit Agreement; or

(b) Incurs any Indebtedness or issues any shares of Disqualified Stock permitted to be Incurred under the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”

to execute and deliver, within 20 days of such incurrence, to the Trustee a supplemental indenture pursuant to which such Subsidiary will guarantee payment of the Notes on the terms and conditions set forth in the Indenture.

Each Guarantee by a Restricted Subsidiary will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each Guarantee by a Restricted Subsidiary may be released as described under “—Guarantees.”

Impairment of Security Interest

Except as permitted by the Indenture and the Security Documents, subject to the rights of the holders of Permitted Liens and Permitted Notes Collateral Liens, the Company will not, and will not permit any of its Restricted Subsidiaries to, take or knowingly or negligently omit to take, any action which action or omission would or could reasonably be expected to have the result of materially impairing the security interest with respect to the Collateral for the benefit of the Trustee and the Holders of the Notes, subject to limited exceptions. The Company shall not amend, modify or supplement, or permit or consent to any amendment, modification or supplement of, the Security Documents in any way that would be adverse to the holders of the Notes in any material respect, except as described above under “—Security for the Notes” or as permitted under “—Amendments and Waivers.”

After-Acquired Property

Upon the acquisition by the Company or any Guarantor of any After-Acquired Property (but subject to the limitations, if applicable, described under “—Security for the Notes—Notes Collateral” and “—Security for the Notes—Limitations on Stock Collateral”) or upon any change, event or other happening pursuant to or as a result of, any Excluded Asset no longer constitutes an Excluded Asset, the Company or such Guarantor shall execute and deliver such mortgages, deeds of trust, security instruments, financing statements and certificates and opinions of counsel as shall be reasonably necessary to vest in the Notes Collateral Agent a perfected security interest in such After-Acquired Property and to have such After-Acquired Property added to the Notes Collateral or the ABL Collateral, as applicable, and thereupon all provisions of the Indenture relating to the Notes Collateral or the ABL Collateral, as applicable, shall be deemed to relate to such After-Acquired Property to the same extent and with the same force and effect.

Real estate mortgages and filings; pledge of foreign collateral

With respect to real property that secures (or will secure) the Notes or the Guarantees, the Company or the Guarantor must provide the Notes Collateral Agent with filed Mortgages with respect to such owned real property within 90 days (or such longer period as the Notes Collateral Agent may agree in its sole discretion) of the Issue Date or 45 days (or such longer period as the Notes Collateral Agent may agree in its sole discretion) of the acquisition of, or, if requested by the Notes Collateral Agent, entry into, or renewal of, a ground lease in respect of, such real property, as the case may be, in each case together with:

•

evidence that counterparts of the Mortgages have been duly executed, acknowledged and delivered and are in form suitable for filing or recording in all filing or recording offices that the Notes Collateral Agent may deem reasonably necessary or desirable in order to create a valid and subsisting perfected Lien on the property and/or rights described therein in favor of the Notes Collateral Agent for the benefit of the Notes Collateral Agent, the Trustee and the Holders, in accordance with the Intercreditor Agreement, and that all filing and recording taxes and fees have been paid or otherwise provided for in a manner reasonably satisfactory to the Collateral Agent;

•

fully paid American Land Title Association Lender’s Extended Coverage title insurance policies or the equivalent or other form available in each applicable jurisdiction in form and substance, with endorsements and in amount, reasonably acceptable to the Notes Collateral Agent (not to exceed the value of the real properties covered thereby), issued, coinsured and reinsured by title insurers reasonably acceptable to the Notes Collateral Agent, insuring the Mortgages to be valid subsisting Liens on the property described therein, free and clear of all defects and encumbrances, subject to Permitted Notes Collateral Liens and Permitted Liens, and providing for such other affirmative insurance and such coinsurance and direct access reinsurance as the Collateral Agent may reasonably request;

•	surveys with respect to such owned real property;

•

opinions of local counsel for the Company and the Guarantors in states in which the real properties are located, with respect to the enforceability and perfection of the Mortgages and any related fixture filings in form and substance reasonably satisfactory to the Notes Collateral Agent; and

•

such other evidence that all other actions that the Notes Collateral Agent may reasonably deem necessary or desirable in order to create valid and subsisting Liens on the property described in the Mortgages has been taken.

None of the Company and the Guarantors will be required by the Indenture or Security Documents to take any action to perfect any security interest in the Notes Collateral or the ABL Collateral under the laws of any jurisdiction outside the United States, including the pledge of equity issued by Foreign Subsidiaries.

The Company does not expect the security interests for the benefit of the noteholders to be perfected in the real property owned by the Company or the Guarantors, on the Issue Date. As of March 31, 2012, the book value attributable to our real property is $10.2 million, and the book value attributable to the net assets of our Foreign Subsidiaries is $22.0 million.

Merger, Consolidation or Sale of All or Substantially All Assets

(a) The Company will not consolidate or merge with or into or wind up into (whether or not the Company is the surviving entity), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets in one or more related transactions, to any Person unless:

(1) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, limited partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (the Company or such Person, as the case may be, being herein called the “Successor Company”); provided, however, that if such Successor Company is not a corporation, such

Successor Company will form a Wholly Owned Subsidiary that is a corporation and cause such Wholly Owned Subsidiary to become a co-issuer of the Notes;

(2) the Successor Company (if other than the Company) expressly assumes all the obligations of the Company under the Indenture pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after giving effect to such transaction no Default shall have occurred and be continuing;

(4) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either

(A) the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or

(B) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction; and

(5) the Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures (if any) comply with the Indenture.

The Successor Company (if other than the Company) will succeed to, and be substituted for, the Company under the Indenture, and the predecessor Company, except in the case of a lease of all or substantially all assets, will be released from all obligations with respect to the Indenture and the Notes. Notwithstanding the foregoing clauses (3) and (4), (A) the Company may consolidate with, merge into or transfer all or part of its properties and assets to any Restricted Subsidiary, (B) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another state of the United States or the District of Columbia so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby and (C) a transfer of assets among the Company and the Guarantors shall not be deemed to be a transfer, lease, conveyance or other disposition of all or substantially all of the Company’s assets.

(b) The Company will not permit any Subsidiary Guarantor to, consolidate or merge with or into or wind up into (whether or not such Subsidiary Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets in one or more related transactions to, any Person unless:

(1) except in the case of a Subsidiary Guarantor (x) that has been disposed of in its entirety to another Person (other than to the Company, Holdings or a Subsidiary of the Company or Holdings), whether through a merger, consolidation or sale of Capital Stock or assets or (y) that, as a result of the disposition of all or a portion of its Capital Stock, ceases to be a Subsidiary, in both cases, if in connection therewith the Company provides an Officer’s Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under “—Asset Sales” in respect of such disposition, such Subsidiary Guarantor is the surviving entity or the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized and existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Subsidiary Guarantor or such Person, as the case may be, except in the case of clause (x) or (y), being herein called the “Successor Guarantor”);

(2) the Successor Guarantor (if other than such Guarantor) (to the extent applicable) expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantors’ Guarantee of the Notes pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor (to the extent applicable) or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Guarantor (to the extent applicable) or such Subsidiary at the time of such transaction) no Default shall have occurred and be continuing; and

(4) the Successor Guarantor (if other than such Subsidiary Guarantor) (to the extent applicable) shall have delivered or caused to be delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

Subject to certain limitations described in the Indenture, the Successor Guarantor (to the extent applicable) will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee of the Notes, and the predecessor Subsidiary Guarantor, except in the case of a lease of all or substantially all assets, will be released from all obligations with respect to its Guarantee, the Indenture and the Notes. Notwithstanding the foregoing clause (3), (A) a Subsidiary Guarantor may merge with an Affiliate incorporated solely for the purpose of reincorporating such Subsidiary Guarantor in another state of the United States or the District of Columbia, so long as the amount of Indebtedness of the Subsidiary Guarantor is not increased thereby and (B) a Subsidiary Guarantor may merge with another Guarantor or the Company.

(c) Holdings will not consolidate or merge with or into or wind up into (whether or not Holdings is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets in one or more related transactions to, any Person unless:

(1) Holdings is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than Holdings) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized and existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (Holdings or such Person, as the case may be, being herein called the “Successor Holdings Guarantor”);

(2) the Successor Holdings Guarantor (if other than Holdings) expressly assumes all the obligations of Holdings under the Indenture and Holdings’ Guarantee of the Notes pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after giving effect to such transaction no Default shall have occurred and be continuing; and

(4) the Successor Holdings Guarantor (if other than Holdings) shall have delivered or caused to be delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

Subject to certain limitations described in the Indenture, the Successor Holdings Guarantor will succeed to, and be substituted for, Holdings under the Indenture and such Holdings’ Guarantee of the Notes and the predecessor Holdings, except in the case of a lease of all or substantially all assets, will be released from all obligations with respect to its Guarantee, the Indenture and the Notes. Notwithstanding the foregoing clause (3), (A) Holdings may merge with an Affiliate incorporated solely for the purpose of reincorporating Holdings in another state of the United States or the District of Columbia, (B) Holdings may merge with another Guarantor or the Company and (C) a transfer of assets among Holdings, the Company and the Guarantors shall not be deemed to be a transfer, lease, conveyance or other disposition of all or substantially all of Holdings’ assets.

The description above includes a phrase relating to the sale or disposition of “all or substantially all” of the assets of Holdings, the Company and the Restricted Subsidiaries. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the Indenture will provide that for all purposes, the term “all or substantially all,” as set forth above shall not be read to mean “any” of the assets of the Holdings, the Company or the Restricted Subsidiaries as a result of Holdings, the Company and/or a Restricted Subsidiary being in the “zone of insolvency.”

Defaults

An Event of Default with respect to all the Notes is defined in the Indenture as:

(1)	a default in any payment of interest on any Note when due continued for 30 days,

(2)	a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,

(3)	the failure by the Company, Holdings or any other Guarantor to comply with its obligations under the covenant described under “—Merger, Consolidation or Sale of All or Substantially All Assets” above,

(4)	failure by the Company or any Guarantor to comply for 60 days after receipt of written notice given by the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes issued under the Indenture to comply with any of its obligations, covenants or agreements in the Indenture or the Notes other than those referred to in clauses (1) through (3) above,

(5)	the failure by the Company, Holdings or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to the Company or a Restricted Subsidiary of the Company) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million or its foreign currency equivalent or such Indebtedness is in respect of the ABL Facility (the “cross-acceleration provision”),

(6)	certain events of bankruptcy, insolvency or reorganization of the Company, Holdings or a Significant Subsidiary (the “bankruptcy provisions”),

(7)	failure by the Company, Holdings or any Significant Subsidiary to pay final judgments aggregating in excess of $10.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”),

(8)	the Guarantee of any Notes by Holdings or a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the Indenture or the terms thereof) or any Guarantor denies or disaffirms in writing its obligations under the Indenture or any Guarantee of any Notes and such Default continues for 10 days,

(9)	unless all of the Collateral has been released from the Liens in accordance with the provisions of the Security Documents, the Company, Holdings or any Subsidiary shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and, in the case of any such Subsidiary, the Company fails to cause such Subsidiary to rescind such assertions within 30 days after the Company has actual knowledge of such assertions, or

(10)	the failure by the Company, Holdings or any Restricted Subsidiary to comply for 60 days after notice with its other agreements contained in the Security Documents except for a failure that would not be material to the holders of the Notes and would not materially affect the value of the Collateral taken as a whole (together with the defaults described in clauses (7) and (8) the “security default provisions”).

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (4) or (10) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified in clauses (4) or (10) hereof after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Company) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Notes by notice to the Company may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing,

(2)	holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy,

(3)	such holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense,

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5)	the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law, the Indenture or any Security Document including the Intercreditor Agreement or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is actually known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default by the later of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults with respect to the Notes, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture and the related Security Documents may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Notwithstanding the foregoing, without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

(1)	reduce the amount of such Notes whose holders must consent to an amendment,

(2)	reduce the rate of or extend the time for payment of interest on such Note,

(3)	reduce the principal of or change the Stated Maturity of such Note,

(4)	reduce the amount payable upon the redemption of such Note or change the time when any such Note may be redeemed as described under “—Optional Redemption,”

(5)	make such Note payable in money other than that stated in such Note,

(6)	impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes,

(7)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions,

(8)	expressly subordinate such Note or any Guarantee of such Note in right of payment to any other Indebtedness of the Company or any Guarantor, or

(9)	except as expressly provided by the Indenture, release all or substantially all of the Guarantees.

Without the consent of the holders of at least two-thirds in aggregate principal amount of the Notes then outstanding, (x) no amendment or waiver may modify the Guarantees (other than as expressly provided in the Indenture) in a manner adverse to the holders of such Note, (y) except as provided in the Intercreditor Agreement, no amendment or waiver may release from the Lien of the Indenture and the Security Documents all or substantially all of the Collateral, and (z) no amendment or waiver may make any change in the Intercreditor Agreement or the provisions of the Indenture, in each case dealing with the application of Trust proceeds of the Collateral that would adversely affect the Noteholders (other than as expressly provided in the Intercreditor Agreement, the Security Documents or the Indenture).

Without the consent of any holder, the Company, the Guarantors and the Trustee may amend the Indenture, the Notes, any Security Document or the Intercreditor Agreement to cure any ambiguity, omission, defect, mistake or inconsistency, to conform the text of the Indenture, the Guarantees, the Security Documents or the Notes to any provision of this “Description of the Notes” to the extent that such provision in the Indenture, the Guarantees, the Security Documents or the Notes was intended to be a substantially verbatim recitation of a provision of this “Description of the Notes” (based on an Officer’s Certificate to such effect), to provide for the assumption by a successor corporation, partnership or limited liability company of the obligations of the Company or any Guarantor under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided, however, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add Guarantees with respect to the Notes, to secure the Notes, to add additional assets as Collateral, to release Collateral from the Lien, or any Guarantor from its Guarantee, in each case pursuant to the Indenture, the Security Documents and the Intercreditor Agreement when permitted or required by the Indenture or the Security Documents, to add to the covenants of the Company or any Restricted Subsidiaries for the benefit of the holders or to surrender any right or power conferred upon the Company or any Guarantor, to make any change that does not adversely affect the rights of any holder, to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA, to make certain changes to the Indenture to provide for the issuance of Additional Notes or to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes; provided, however, that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of holders to transfer Notes.

The Intercreditor Agreement may be amended from time to time with the consent of certain parties thereto. In addition, the Company may designate, without the consent of the Notes Collateral Agent or Bank Collateral Agent, additional obligations as Other Pari Passu Lien Obligations or other ABL Obligations only if (x) the incurrence of such obligations is permitted under each of the ABL Facility, the Indenture, any existing debt documents entered into in connection with Other Pari Passu Lien Obligations and the Intercreditor Agreement, and (y) the Company shall have delivered an Officer’s Certificate to each of the Trustee, the Notes Collateral Agent and the Bank Collateral Agent certifying to such effect. If so permitted, the Company shall (i) notify each such Trustee and collateral agent (or other applicable party) in writing of such designation and (ii) cause the (1) applicable administrative agent or collateral agent for the additional Other Pari Passu Lien Obligations or (2) the collateral agent for the new ABL Obligations, as applicable, to execute and deliver to the Notes Collateral Agent and the Bank Collateral Agent (and each other applicable collateral agent or trustee), a joinder agreement to the Intercreditor Agreement in a form to be agreed. Any such additional party and the Bank Collateral Agent, Trustee and Notes Collateral Agent shall be entitled to rely upon a certificate delivered by an officer of the Company certifying that such Other Pari Passu Lien Obligations or Lenders Debt, as the case may be, were issued or borrowed in compliance with the ABL Facility and the Indenture and the Security Documents. Any amendment of the Intercreditor Agreement that is proposed to be effected without the consent of the Bank Collateral Agent or the Notes Collateral Agent will be submitted to such Person for its review at least 5 business days prior to the proposed effectiveness of such amendment.

The consent of the noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

The ability of the Company to release Collateral may be uncertain, and the term “all or substantially all,” when applied to the Collateral, as set forth herein shall not be read to mean “any” of the Collateral as a result of the Company or the relevant Subsidiary being in the “zone of insolvency.”

In determining whether the holders of the required principal amount of notes have concurred in any direction, waiver or consent, Notes owned by the Company or any Guarantor, or by any Person directly or indirectly controlled by the Company or any Guarantor, shall be considered as though not outstanding.

After an amendment under the Indenture becomes effective, the Company is required to mail to the respective Noteholders a notice briefly describing such amendment. However, the failure to give such notice to all Noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees and Stockholders

No affiliate, director, officer, employee, incorporator or holder of any equity interests in the Company or any direct or indirect parent corporation of the Company, as such, will have any liability for any obligations of the Company under the Notes or the Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Transfer and Exchange

A noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a noteholder to pay any taxes required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note, selected for redemption or to transfer or exchange any such Note for a period of 15 days prior to a selection of such Notes to be redeemed. The Notes will be issued in registered form and the registered holder of a Note will be treated as the owner of such Note for all purposes.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1)

either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Notes (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) if redeemable at the option of the Company, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; it being understood, in the case of a discharge that occurs in connection with a redemption, the amount to be deposited shall be the amount that, as of the date of such deposit, is deemed reasonably sufficient to make such payment and discharge on the date of redemption, in the good faith determination of the Board of Directors of the Company pursuant to a resolution of the Board of Directors of the Company and as evidenced by an Officer’s Certificate;

(2)	the Company or the Guarantors have paid all other sums payable under the Indenture; and

(3)	the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Defeasance

The Company at any time may terminate all its obligations under the Notes and its obligations under the Indenture and the Security Documents with respect to the holders of the Notes (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace Notes that have been mutilated, destroyed, lost or stolen and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under the covenants described under “—Certain Covenants” for the benefit of the Notes, the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision, the security default provisions, and the change of control default provision described under “—Defaults” and certain provisions of the covenant described under “—Merger, Consolidation or Sale of All or Substantially All Assets” (“covenant defeasance”) for the benefit of the Notes. If the Company exercises its legal defeasance option or its covenant defeasance option, each Guarantor will be released from all of its obligations with respect to its Guarantee and the Security Documents.

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5), (6), (7) with respect only to Significant Subsidiaries, clause (8), (9), or (10) under “—Defaults” or because of the failure of the Company to comply with clause (a)(4) under “—Merger, Consolidation or Sale of All or Substantially All Assets.”

In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or Government Obligations for the payment of principal, premium (if any) and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable Federal income tax law). Notwithstanding the foregoing, the Opinion of Counsel required with respect to a legal defeasance need not be delivered if all the Notes, not theretofore delivered to the Trustee for cancelation, have become due and payable.

Concerning the Trustee

Wells Fargo Bank, National Association is the Trustee under the Indenture and has been appointed by the Company as Registrar and a Paying Agent with regard to the Notes.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default with respect to any Notes occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

Governing Law

The Indenture, certain of the Security Documents, the Intercreditor Agreement and the Notes will be governed by, and construed in accordance with, the laws of the State of New York. Certain of the Security Documents will be governed by the law of the jurisdiction in which the applicable Collateral is located.

Certain Definitions

“ABL Collateral” means (i) accounts, inventory, chattel paper, deposit accounts, investment accounts, investment property (other than equity interests in Holdings’ Subsidiaries, including the Company and the Subsidiary Guarantors), (ii) solely to the extent related to any of the foregoing, documents, instruments, letter-of-credit rights, and supporting obligations, and (iii) solely to the extent related to any of the assets described in clauses (i) and (ii) above, general intangibles (other than intellectual property) and books and records, and (iv) solely the proceeds and products of any of the foregoing, it being agreed that all Business Interruption Insurance Proceeds not consisting of payment for lost profits shall constitute ABL Collateral. All terms used in above in this definition of “ABL Collateral” defined in the Uniform Commercial Code have the meanings assigned to them in the Uniform Commercial Code. The foregoing includes, without limitation, Proceeds of judgments solely to the extent relating to any of the property referred to above, Proceeds in the form of business interruption insurance proceeds, insurance proceeds and condemnation awards in each case solely to the extent relating to any of the property referred to in this definition of “ABL Collateral,” Proceeds in the form of indemnity payments solely to the extent relating to any of the property referred to in this definition of “ABL Collateral” and purchase price adjustments solely to the extent relating to any of the property referred to in this definition of “ABL Collateral.” General intangibles included in the ABL Collateral include, without limitation, payment intangibles, contract rights, commercial tort claims, choses in action or causes of actions or claims in each case solely to the extent arising out of or supporting the payment or performance of Accounts or Inventory or relating to any of the property referred to in this definition of “ABL Collateral”; guaranty or warranty claims in each case solely to the extent relating to Accounts or Inventory or any of the property referred to in this definition of “ABL Collateral”; rights of stoppage in transit, replevin, repossession, reclamation and other rights and remedies of an unpaid vendor, lienor or secured party in each case solely to the extent relating to Inventory; goods described in invoices, documents, contracts or instruments solely with respect to Accounts, including returned, repossessed and reclaimed goods, and deposits by and property of account debtors or other Persons securing the obligations of account debtors, in each case solely to the extent supporting, or arising from, Accounts or Inventory of the Company or any Guarantor and solely to the extent otherwise constituting ABL Collateral; and monies, credit balances, deposits and other property of the Company and each Guarantor in each case solely to the extent constituting proceeds of Accounts, Inventory or any of the foregoing now or hereafter held or received by or in transit to the collateral agent under the ABL Facility or any of its “agents” in accordance with the ABL Facility or at any other depository or other institution from or for the account of the Company or any Guarantor, whether for safekeeping, pledge, custody, transmission, collection or otherwise. ABL Collateral does not consist of any of the following: any interest (fee, leasehold or otherwise) in any real property; intellectual property; equipment; equity interests of Holdings’ Subsidiaries, including the Company and the Guarantors; and any Proceeds of any of the foregoing.

“ABL Facility” means (i) the Amended and Restated Loan and Security Agreement, dated as of August 18, 2010, as amended as of the Issue Date, among Holdings, the Company and each other Subsidiary of the Company from time to time designated as a “Borrower” or “Guarantor” thereunder, the lenders party thereto and Wells Fargo Bank, National Association (or an affiliate thereof), as agent, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original agents, lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness thereunder or under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, and (ii) whether or not the facility referred to in clause (i) remains outstanding, if designated by the Company in writing to the Trustee to be included in the definition of “ABL Facility,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“ABL Facility Collateral Agent” has the meaning given to such term under the heading “—Intercreditor Agreement.”

“ABL Liens” has the meaning given to such term under the heading “—Intercreditor Agreement.”

“ABL Obligations” has the meaning given to such term under the heading “—Intercreditor Agreement.”

“Acquired Indebtedness” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person, in each case, other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by such Person, or such asset was acquired by such Person, as applicable.

“Additional Notes” has the meaning given to such term under the heading “—Principal, Maturity and Interest.”

“ Adjusted EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

(1)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period; plus

(2)	Consolidated Interest Expense; plus

(3)	depreciation, amortization (including amortization of intangibles, deferred financing fees, debt incurrence costs, commissions, fees and expenses, but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses or charges (including any write-offs of debt issuance or deferred financing costs or fees and impairment charges and the impact on depreciation and amortization of purchase accounting) of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with Applicable Accounting Standards, but excluding any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period; plus

(4)	the amount of net loss resulting from the payment of any premiums, fees or similar amounts that are required to be paid under the terms of the instrument(s) governing any Indebtedness upon the repayment, prepayment or other extinguishment of such Indebtedness in accordance with the terms of such Indebtedness; plus

(5)	transaction costs incurred in connection with any acquisition or financing; plus

(6)	any impairment charges or asset write-offs, in each case pursuant to Applicable Accounting Principles; plus

(7)	the amount of management, monitoring, consulting and advisory fees and related expenses and indemnities paid to the Sponsor (or any accruals relating to such fees and related expenses) during such period; plus

(8)	[Reserved]

(9)	non-recurring unrealized losses arising from Hedging Obligations of the Company and the Restricted Subsidiaries permitted under the Indenture; plus

(10)	expenses to the extent covered by contractual indemnification or refunding provisions in favor of the Company or any of its Restricted Subsidiaries in connection with any acquisition or other Investment or any disposition of assets permitted under the Indenture, to the extent actually paid or refunded in cash by a third party other than the Company or a Restricted Subsidiary during such period;

less, without duplication,

(11)	non-cash items increasing Consolidated Net Income for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period, including the amortization of employee benefit plan prior service costs); minus

(12)	non-recurring unrealized profits arising from Hedging Obligations of the Company and the Restricted Subsidiaries.

For purposes of this definition, “unrealized losses” means the Fair Market Value of the cost to such Person of replacing such Hedging Obligations as of the date of determination (assuming the Hedging Obligation were to be terminated as of that date), and “unrealized profits” means the Fair

Market Value of the gain to such Person of replacing such Hedging Obligations as of the date of determination (assuming such Hedging Obligation were to be terminated as of that date).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“After-Acquired Property” means (i) equipment or fixtures acquired by the Company or any Guarantor after the Issue Date which constitute accretions, additions or technological upgrades to the equipment or fixtures that form part of the Notes Collateral, (ii) any equipment, fixtures and real estate of the Company or any Guarantor acquired after the Issue Date and which is not subject to a Permitted Lien pursuant to clause (6) or (10) of the definition thereof, (iii) any assets acquired by the Company or any Restricted Subsidiary in compliance with clause (a)(3) of the covenant described under “Certain Covenants—Asset Sales” or pursuant to an Asset Sale Investment contemplated by clause (A) of the second paragraph of clause (a) of the covenant described under “Certain Covenants—Asset Sales,” (iv) all Capital Stock of the Company issued after the Issue Date, (v) all of the Capital Stock acquired after the Issue Date (subject to the limits described under “—Security for the Notes—Limitations on Stock Collateral”) and held by the Company, Holdings or any Subsidiary Guarantor (which, in the case of any first-tier Foreign Subsidiary, will be limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such first-tier Foreign Subsidiary), (vi) substantially all of the other tangible and intangible assets of the Company, Holdings and each Subsidiary Guarantor acquired after the Issue Date and (vii) any asset or other property, whether personal, real or other, that was designated as an “Excluded Asset,” which asset or other property ceases to constitute an Excluded Asset.

“Applicable Accounting Standards” means, as of the Issue Date, GAAP; provided, however, that the Company may, upon not less than sixty (60) days’ prior written notice to the Trustee, change the Applicable Accounting Standards to IFRS; provided, however, that notwithstanding the foregoing, if the Company so change to IFRS, it may elect, in their sole discretion, to continue to utilize GAAP for the purposes of making all calculations under the indenture that are subject to Applicable Accounting Standards and the notice to the Trustee required upon the change to IFRS shall set forth whether or not the Company intends to continue to use GAAP for purposes of making all calculations under the Indenture. In the event the Company elects to change to IFRS for purposes of making calculations under the Indenture, references in the Indenture to a standard or rule under GAAP shall be deemed to refer to the most nearly comparable standard or rule under IFRS.

“Applicable Collateral Agents” has the meaning given to such term under the heading “—Intercreditor Agreement.”

“Applicable Premium” means, with respect to any Note on any applicable redemption date, the greater of:

(1)	1.0% of the then outstanding principal amount of such Note; and

(2)	the excess of:

(A) the present value at such redemption date (or date of deposit) of the sum of (i) the redemption price of such Note at June 1, 2016 (such redemption price being set forth in the applicable table appearing above under “—Optional Redemption”) plus (ii) all required interest payments due on such Note through June 1, 2016 (excluding accrued but unpaid interest), such present value to be computed using a discount rate equal to the Treasury Rate as of such redemption date (or date of deposit) plus 50 basis points; over

(B) the then outstanding principal amount of such Note.

“Applicable Senior Secured Lien Collateral Agent” means (i) the Notes Collateral Agent, until such time as the Obligations with respect to the Notes cease to be the only class of Senior Secured Lien Obligations under the Intercreditor Agreement and (ii) thereafter, the representative of the Senior Secured Lien Obligations, which will be appointed from time to time by the holders representing more than 50% of the obligations (including, in each case, undrawn commitments, if any, as if drawn) evidencing such class of Senior Secured Lien Obligations with the greatest aggregate principal amount then outstanding, as designated by the Applicable Senior Secured Lien Collateral Agent in a notice to the ABL Facility Collateral Agent and the Company under the Intercreditor Agreement (provided that until such notice is delivered the existing Applicable Senior Secured Lien Collateral Agent shall continue to represent the holders of the Senior Secured Lien Obligations).

“Asset Sale” means:

(1)	the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of assets (including by way of a Sale/Leaseback Transaction) of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business (each referred to in this definition as a “disposition”) or

(2)	the issuance or sale of Equity Interests of any Restricted Subsidiary (other than to the Company or another Restricted Subsidiary of the Company other than directors’ or other legally required qualifying shares) (whether in a single transaction or a series of related transactions), in each case other than:

(a) a disposition of Cash Equivalents or Investment Grade Securities;

(b) disposition of obsolete, damaged or worn out equipment or other property or other disposals of equipment or other property in connection with reinvestment in or replacement of equipment or other property, in each case, in the ordinary course of business;

(c) the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to paragraph (a) of the provisions described above under “—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

(d) any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments;”

(e) any disposition of assets of the Company or any Restricted Subsidiary having an aggregate Fair Market Value of less than $7.5 million; provided, however, that the aggregate Fair Market Value of all dispositions made pursuant to this clause (e) shall not exceed $15.0 million;

(f) any disposition of assets of the Company or any Restricted Subsidiary having an aggregate Fair Market Value of less than $1.0 million;

(g) any disposition of assets to the Company or any Restricted Subsidiary of the Company, including by way of merger;

(h) any exchange of assets for assets related to a Similar Business to the extent of comparable or better market value, as determined in good faith by the Company, which in the event of an exchange of assets with a Fair Market Value in excess of (1) $7.5 million shall be evidenced by an Officer’s Certificate, and (2) $15.0 million shall be set forth in a resolution approved in good faith by at least a majority of the Board of Directors of the Company;

(i) any disposition of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(j) any disposition of ABL Collateral;

(k) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(l) any sale, disposition or factoring of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” to a Receivables Subsidiary in a Qualified Receivables Financing or in factoring or similar transactions;

(m) a transfer of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing;

(n) any agreement or arrangement involving, relating to or otherwise facilitating, (i) requirements contracts, (ii) tolling arrangements, (iii) the reservation or presale of production capacity of the Company or any of its Restricted Subsidiaries by one or more third parties;

(o) sales or grants of licenses or sublicenses to use the Company’s or any of its Restricted Subsidiaries, trademarks, patents, trade secrets, know-how or other intellectual property and technology to the extent that such sale, license or sublicense does not prohibit the licensor from using such trademark, patent, trade secret, know-how, technology or other intellectual property; and

(p) any Sale/Leaseback Transaction pursuant to which the Company or any Restricted Subsidiaries receives with respect to such transaction aggregate consideration of less than $2.0 million.

For purposes of this definition of “Asset Sale,” a transaction that would otherwise be an Asset Sale need not be excluded pursuant solely to one clause above and may be divided among the clauses above as well as excluded in part pursuant to one or more of such clauses and treated in part as an Asset Sale under “—Certain Covenants—Asset Sales.”

“Asset Sale Cash Equivalents” means, in connection with an Asset Sale by the Company or any of its Restricted Subsidiaries:

(a) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto) of the Company or any Restricted Subsidiary of the Company (other than liabilities that are by their terms subordinated to the Notes or the Guarantees of the Notes, as the case may be) that are (i) assumed by the transferee of any assets pursuant to an Asset Sale or (ii) retired, cancelled or otherwise terminated in connection with such Asset Sale;

(b) any notes or other obligations or other securities or assets received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received); and

(c) except in the case of an Asset Sale of any Notes Collateral, any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) 3.5% of Total Assets and (y) $20.0 million at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

“Asset Sale Investment” means an investment in any one or more businesses, assets or capital expenditures, in each case used or useful in a Similar Business; provided, however, that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Company or, if such Person is a Restricted Subsidiary of the Company, in an increase in the percentage ownership of such Person by the Company or any Restricted Subsidiary of the Company.

“Bank Collateral Agent” means Wells Fargo Bank, National Association and any successor under the ABL Facility, acting as collateral agent on behalf of the lenders under the ABL Facility and any other Lenders Debt, or if there is no ABL Facility, the “Bank Collateral Agent” designated pursuant to the terms of the Lenders Debt.

“Bank Lenders” means the lenders or holders of Indebtedness issued under the ABL Facility.

“Bankruptcy Code” means Title 11 of the United States Code.

“Board of Directors” means as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“Business Day” means each day which is not a Legal Holiday.

“Business Interruption Insurance” means insurance under any insurance policy that replaces income or earnings lost as a result of any event that interrupts the operations of the policyholder’s business or is otherwise designed to insure the policyholder against interruptions in the operations of the policyholder’s business.

“Business Interruption Insurance Proceeds” means any net cash payments or proceeds received by Holdings or any of its Subsidiaries under any Business Interruption Insurance.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital of the Company described in the definition of “Contribution Indebtedness.”

“Cash Equivalents” means:

(1)	U.S. dollars or any other currency held from time to time in the ordinary course of business;

(2)	securities issued or directly and fully guaranteed or insured by the government of, or any agency or instrumentality of, the United States of America, in each case with maturities not exceeding two years after the date of acquisition;

(3)	certificates of deposit, time deposits and eurodollar time deposits with maturities of two years or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding two years and overnight bank deposits and demand deposits (in their respective local currencies), in each case with any commercial bank having capital and surplus in excess of $250.0 million or the foreign currency equivalent thereof;

(4)	repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper issued by a corporation (other than an Affiliate of the Company) rated at least “A-1” or the equivalent thereof by Moody’s or S&P (or, in the case of an obligor domiciled outside of the United States, reasonably equivalent ratings of another internationally recognized credit rating agency) and in each case maturing within one year after the date of acquisition;

(6)	readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P in each case with maturities not exceeding two years from the date of acquisition;

(7)	Indebtedness issued by Persons (other than the Sponsor or any of their Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s (or, in the case of an obligor domiciled outside of the United States, reasonably equivalent ratings of another internationally recognized credit rating agency) in each case with maturities not exceeding two years from the date of acquisition; and

(8)	investment funds investing at least 90% of their assets in securities of the types described in clauses (1) through (7) above.

“Change of Control Rating Event” means that the rating of the Notes become downgraded by both Moody’s and S&P on any date from the date of the public notice of an arrangement that results in a Change of Control until the end of the 60 day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by Moody’s and S&P).

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means all the assets and properties subject to the Liens created by the Security Documents.

“consolidated” means, with respect to any Person, such Person consolidated with its Restricted Subsidiaries and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary shall be accounted for as an Investment.

“Consolidated Interest Expense” means, with respect to any Person (the “Specified Person”) for any period, the sum, without duplication, of:

(1)	consolidated interest expense of the Specified Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding amortization of deferred financing fees and expensing of any bridge or other financing fees);

(2)	consolidated capitalized interest of the Specified Person and its Restricted Subsidiaries for such period, whether paid or accrued;

(3)	commissions, discounts, yield and other fees and charges Incurred for such period in connection with any Receivables Financing of the Specified Person or any of its Restricted Subsidiaries which are payable to Persons other than the Company and its Restricted Subsidiaries;

(4)	dividends accrued for such period in respect of all Disqualified Stock of the Specified Person and any of its Restricted Subsidiaries and all Preferred Stock (including Designated Preferred Stock) of any such Restricted Subsidiaries, in each case held by Persons other than the Company or a Wholly Owned Subsidiary (in each such case other than (x) dividends payable solely in Capital Stock (other than Disqualified Stock) of the Company and (y) dividends that are payable only at such time as there are no Notes outstanding); and

(5)	interest accruing for such period on any Indebtedness of any other Person to the extent such Indebtedness is guaranteed by (or secured by the assets of) the Specified Person or any of its Restricted Subsidiaries;

less

(6)	interest income of the Specified Person and its Restricted Subsidiaries for such period.

Notwithstanding the foregoing, any charges arising from (i) the application of Accounting Standards Codification Topic 480-10-25-4 “Distinguishing Liabilities from Equity—Overall—Recognition” to any series of Preferred Stock other than Disqualified Stock or (ii) the application of Accounting Standards Codification Topic 470-20 “Debt—Debt with Conversion Options—Recognition,” in each case, shall be disregarded in the calculation of Consolidated Interest Expense.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1)	any net after-tax extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) and any restructuring expenses, including any severance expenses, relocation expenses, one-time compensation charges, curtailments or modifications to pension and post-retirement employee benefit plans, any expenses related to any reconstruction, decommissioning, recommissioning or reconfiguration of fixed assets for alternate uses and fees, expenses or charges relating to facilities closing costs, acquisition integration costs, facilities opening costs, business optimization costs, signing, retention or completion bonuses or expenses (including relating to severance, relocation, one-time compensation charges, the acquisition transaction and reconstruction, decommissioning, recommissioning or reconfiguration of fixed assets for alternate uses, facilities closing costs, facilities opening costs, business optimization costs, costs or charges associated with reductions in force and signing, retention or completion bonuses) shall be excluded;

(2)	the cumulative effect of a change in accounting principles during such period, whether effected through a cumulative effect adjustment or a retroactive application in each case in accordance with Applicable Accounting Principles shall be excluded;

(3)	any net after-tax income (loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed or discontinued operations shall be excluded;

(4)	any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or the sale or other disposition of any Capital Stock of any Person other than in the ordinary course of business, as determined in good faith by the Company, shall be excluded;

(5)	the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided, however, that Consolidated Net Income of such Person shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period (subject in the case of dividends, distributions or other payments made to a Restricted Subsidiary to the limitations contained in clause (6) below);

(6)	solely for the purpose of determining the amount available for Restricted Payments under clause (a)(iii)(1) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Subsidiary Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided, however, that the net loss of any such Restricted Subsidiary for such period shall be included;

(7)	any increase in amortization or depreciation or other noncash charges resulting from the application of purchase accounting in relation to any acquisition that is consummated after the Issue Date, net of taxes, shall be excluded;

(8)	any net after-tax income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded;

(9)	any impairment charge or asset write-off, in each case pursuant to Applicable Accounting Standards, and the amortization of intangibles arising pursuant to Applicable Accounting Standards shall be excluded;

(10)	any unrealized net after-tax income (loss) from Hedging Obligations or cash management Obligations and the application of Accounting Standards Codification Topic 815 “Derivatives and Hedging” or from other derivative instruments shall be excluded;

(11)	currency translation gains or losses (or similar charges) or net gains or losses related to currency remeasurements of Indebtedness (including any net loss or gain resulting from Hedging Obligations for currency exchange risk entered in relation with Indebtedness) will be excluded;

(12)	any charges resulting from the application of Accounting Standards Codification Topic 805 “Business Combinations,” Accounting Standards Codification Topic 350 “Intangibles—Goodwill and Other,” Accounting Standards Codification Topic 360-10-35-15 “Impairment or Disposal of Long-Lived Assets” (other than with respect to impairments or write-offs of inventory), Accounting Standards Codification Topic 480-10-25-4 “Distinguishing Liabilities from Equity—Overall—Recognition” or Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” shall be excluded;

(13)	non-cash interest expense resulting from the application of Accounting Standards Codification Topic 470-20 “Debt—Debt with Conversion Options—Recognition” shall be excluded;

(14)	any expenses or charges related to the Transactions, any Equity Offering, non-ordinary course Permitted Investment, acquisition, disposition, recapitalization or the incurrence of

Indebtedness permitted to be incurred by the indenture; including a refinancing thereof (whether or not successful) and any amendment or modification to the terms of any such transactions, shall be excluded;

(15)	all net after-tax charges, expenses, gain or income with respect to curtailments, discontinuations or modifications to pension and post-retirement employee benefit plans shall be excluded;

(16)	any (a) one-time non-cash compensation charges, (b) non-cash costs or expenses resulting from stock option plans, employee benefit plans, compensation charges or post-employment benefit plans, or grants or awards of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights and (c) write-offs or write-downs of goodwill will be excluded;

(17)	the income (or loss) of any Person accrued prior to the date it becomes a Subsidiary of such Person or is merged into or consolidated with Holdings or any of its Subsidiaries or that Person’s assets are acquired by such Person or any of its Subsidiaries shall be excluded; and

(18)	to the extent not included in Net Income, any Business Interruption Insurance Proceeds for such period in an aggregate amount not to exceed $5.0 million during the term of the Indenture.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries of the Company or a Restricted Subsidiary of the Company to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clauses (iii)(4) and (5) of paragraph (a) thereof.

“Consolidated Secured Debt Ratio” means, as of any date of determination, the ratio of (a) Consolidated Total Indebtedness of the Company and its Restricted Subsidiaries on the date of determination that constitutes Secured Indebtedness to (b) the aggregate amount of Adjusted EBITDA for the then most recent four fiscal quarters for which internal financial statements of the Company and its Restricted Subsidiaries are available in each case with such pro forma adjustments to Consolidated Total Indebtedness and Adjusted EBITDA as are consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Consolidated Total Indebtedness” means, as of any date of determination, an amount equal to the sum of (1) the aggregate principal amount of all outstanding Indebtedness of the Company and its Restricted Subsidiaries (excluding Hedging Obligations and any undrawn letters of credit issued in the ordinary course of business) and (2) the aggregate amount of all outstanding Disqualified Stock of the Company and its Restricted Subsidiaries and all Preferred Stock of Restricted Subsidiaries of the Company, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences, in each case determined on a consolidated basis in accordance with Applicable Accounting Standards.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2)	to advance or supply funds:

(a) for the purchase or payment of any such primary obligation; or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contribution Indebtedness” means Indebtedness of the Company or any of its Restricted Subsidiaries that is a Guarantor in an aggregate principal amount not greater than 100% of the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital of the Company (including by the purchase of Equity Interests (other than Disqualified Stock or Designated Preferred Stock) to the extent such proceeds of the purchase of Equity Interests are excluded from the calculation under clause (a) of the covenant “—Certain Covenants—Limitation on Restricted Payments”) by any stockholder of the Company (other than a Restricted Subsidiary) after the Issue Date; provided, however, that:

(1)	if the aggregate principal amount of Indebtedness Incurred pursuant to clause (v) of Permitted Debt is greater than one times such cash contributions to the capital of the Company, the amount in excess shall be Indebtedness with a Stated Maturity later than the Stated Maturity of any Notes then outstanding,

(2)	such Indebtedness Incurred pursuant to clause (v) of Permitted Debt (a) is Incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officer’s Certificate on the Incurrence date thereof; and

(3)	such cash contribution is not and has not been used to make a Restricted Payment.

“Credit Agreement” means one or more debt facilities (including, without limitation, the ABL Facility), in each case, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original agents, lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time after the Issue Date, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness thereunder or under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, and (ii) whether or not any credit agreement referred to in clause (i) remains outstanding, if designated by the Company in writing to the Trustee to be included in the definition of “Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time. Any agreement or instrument other than the ABL Facility in effect on the Issue Date must be designated in writing delivered to the Trustee by the Company as a “Credit Agreement” for purposes of the Indenture in order to be deemed a Credit Agreement.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate.

“Designated Preferred Stock” means Preferred Stock of the Company or any direct or indirect parent company of the Company, as applicable (other than Disqualified Stock), that is issued for cash (other than to the Company or any of its Subsidiaries or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (a)(iii) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“DIP Financing” has the meaning given to such term under the heading “—Intercreditor Agreement.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1)	matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided, however, that the relevant asset sale or change of control provisions, taken as a whole, are no more favorable in any material respect to holders of such Capital Stock than the asset sale and change of control provisions applicable to the Notes and any purchase requirement triggered thereby may not become operative until compliance with the asset sale and change of control provisions applicable to the Notes (including the purchase of any Notes tendered pursuant thereto)),

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person, or

(3)	is redeemable at the option of the holder thereof, in whole or in part,

in each case prior to 91 days after the last maturity date of the Notes;

provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided further, however, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Domestic Subsidiary” means a Restricted Subsidiary that is not a Foreign Subsidiary.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means an underwritten primary public offering of common stock of the Company or any direct or indirect parent company of the Company, as applicable, in each case pursuant to an effective registration statement under the Securities Act.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Assets” means the collective reference to (a) any lease, license, contract or agreement to which the Company or any Guarantor is a party, and any of its rights or interest thereunder, if and to the extent that a security interest is prohibited by or in violation of (i) any law, rule or regulation applicable to the Company or any Guarantor, or (ii) a term, provision or condition of any such lease, license, contract or agreement (unless such law, rule, regulation, term, provision or condition would be rendered ineffective with respect to the creation of the security interest hereunder pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC (or any successor provision or provisions) of any relevant jurisdiction or any other applicable law or principles of equity); provided, however, that the Collateral shall include (and such security interest shall attach) immediately at such time as the contractual or legal prohibition shall no longer be applicable and to the extent severable, shall attach immediately to any portion of such lease, license, contract or agreement not subject to the prohibitions specified in subclause (i) or (ii) above; provided further, however, that the exclusions referred to in clause (a) of this definition shall not include any Proceeds of any such lease, license, contract or agreement; (b) any Excluded Equity; (c) any “intent-to-use” application for registration of a Trademark filed pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. § 1051, prior to the filing of a “Statement of Use” pursuant to Section 1(d) of the Lanham Act or an “Amendment to Allege Use” pursuant to Section 1(c) of the Lanham Act with respect thereto, solely to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of any registration that issues from such intent-to-use application, or the Trademark that is the subject thereof, under applicable federal law; (d) any property or asset which is subject to a certificate of title under a statute of any jurisdiction; (e) any Equipment which is subject to a purchase money mortgage or other purchase money Lien (including Capitalized Lease Obligations) permitted under the Indenture if (i) the valid grant of a Lien to the Notes Collateral Agent in such item of Equipment is prohibited by the terms of the agreement between the Company or any Guarantor and the holder of such purchase money mortgage or other purchase money Lien or under applicable law and such prohibition has not been or is not waived, or the consent of the holder of the purchase money mortgage or other purchase money Lien has not been or is not otherwise obtained, or under applicable law such prohibition cannot be waived and (ii) the purchase money mortgage or other purchase money Lien on such item of Equipment is or shall become valid and perfected; (f) without duplication of the foregoing clause (e), any property or asset acquired after the Issue Date to the extent that, and for so long as, granting a security interest in such asset would violate applicable law or an enforceable contractual obligation binding on such asset that existed at the time of acquisition thereof and was not created or made binding on such asset in contemplation or in connection with the acquisition of such asset; (g) any property or assets located outside the United States of America (or any state or territory thereof or the District of Columbia) or owned by any Foreign Subsidiaries; (h) any debt securities issued to the Company or any Guarantor having, in the case of each instance of debt securities, an aggregate principal amount not in excess of $5 million; (i) any letter of credit rights to the extent (x) not constituting Supporting Obligations or (y) the Company or any Guarantor is required by applicable law to apply the proceeds of a drawing of such letter of credit for a specified purpose; (j) any bank accounts (including without limitation, any deposit accounts, any bank accounts of which the proceeds secure Hedging Obligations, bank accounts used exclusively for payroll, payroll taxes and other employee wage and benefit payments to or for the Company’s or any Guarantors’ employees, and any escrow and other trust accounts); (k) any assets constituting or purporting to constitute ABL Collateral, but which Liens thereon are not required to be perfected under the Senior Credit Documents, or where the perfection of such Liens has been waived by the Bank Collateral Agent or other applicable holder of Lenders Debt, or where the Liens thereon have been released by the Bank Collateral Agent or other applicable holder of Lenders Debt; (l) any leasehold interest in real property; and (m) (i) all assets of Holdings other than its Capital Stock in the Company and (ii) Capital Stock and other securities of a Subsidiary of the Company to the extent that a pledge of such Capital Stock or other securities requires separate financial statements of such Subsidiary to be filed with the SEC (or any other governmental agency) under Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act (or any other law, rule or regulation that would require the filing with the SEC (or any other governmental agency) of separate financial statements of such Subsidiary (other than the Company). All capitalized terms used in this definition and not defined elsewhere herein have the meanings assigned to them in the Uniform Commercial Code.

Notwithstanding the foregoing, the Company may, at its option, elect to treat as Collateral (including as Notes Collateral or ABL Collateral) any assets or property that otherwise would be Excluded Assets, to the extent specified by the Company in writing to the Trustee and the Notes Collateral Agent. No assets of any Subsidiary of the Company that is not a Guarantor (including any Capital Stock owned by any such Subsidiary) shall constitute Collateral.

“Excluded Contributions” means the net cash proceeds received by the Company after the Issue Date from:

(1)	contributions to its common equity capital, and

(2)	the sale (other than to a Subsidiary of the Company or to any Company or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company,

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an Officer of the Company, the cash proceeds of which are excluded from the calculation set forth in clause (a)(ii) and (a)(iii) of “—Certain Covenants—Limitation on Restricted Payments.”

“Excluded Equity” means:

(1)	any of the outstanding capital stock or other equity interests of (i) Unrestricted Subsidiaries, (ii) any “first tier” Controlled Foreign Corporation (as defined in Section 957(a) of the Internal Revenue Code of 1986, as amended from time to time) in excess of 65% of the voting power of all classes of capital stock of such “first tier” Controlled Foreign Corporation entitled to vote, (iii) any “first tier” Foreign Subsidiary in excess of 65% of the voting power of all classes of capital stock of such “first tier” Foreign Subsidiary entitled to vote, (iv) any Foreign Subsidiary that is not a “first tier” Foreign Subsidiary, (v) any Controlled Foreign Corporation that is not a “first tier” Controlled Foreign Corporation and (vi) any Domestic Subsidiary that is treated as a disregarded entity for U.S. federal income tax purposes;

(2)	to the extent applicable law requires that a Subsidiary of the Company or any Guarantor issue director’s qualifying shares, such shares or nominee or other similar shares;

(3)	any Equity Interests of a Subsidiary to the extent that, as of the Issue Date, and for so long as, such a pledge of such equity interests would violate applicable law binding on or relating to such Equity Interests; and

(4)	any Equity Interests acquired after the Issue Date in a Person that is not a Subsidiary if, and to the extent that, and for so long as, a grant of a security interest in such Equity Interests would violate applicable law or an enforceable contractual obligation binding on or relating to such Equity Interests (if such obligation existed at the time of acquisition of such Equity Interests and was not created or made binding on such Equity Interests in contemplation of or in connection with the acquisition of such Equity Interests).

“Existing Term Loan” means the obligations of the Company and the Guarantors under the Credit and Guaranty Agreement, dated as of August 18, 2010, among the Company, Holdings, the Subsidiary Guarantors, various lenders and Goldman Sachs Lending Partners LLC, as Administrative Agent and Collateral Agent.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Except as expressly provided to the contrary, the Fair Market Value of assets or property other than cash shall be determined in good faith by the Company and (1) in the event of property with a Fair Market Value in excess of $10.0 million, shall be set forth in an Officer’s Certificate or (2) in the event of property with a Fair Market Value in excess of $20.0 million, shall be set forth in a resolution approved by at least a majority of the Board of Directors of the Company.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of Adjusted EBITDA of such Person for such period to the Consolidated Interest Expense of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries Incurs, repurchases or redeems any Indebtedness or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, and the use of proceeds therefrom (if applicable), as if the same had occurred at the beginning of the applicable four-quarter period; provided, however, that the pro forma calculation of Consolidated Interest Expense shall not give effect to (x) any Indebtedness permitted under the definition of “Permitted Debt”) incurred on the Calculation Date or (y) any discharge of Indebtedness on the Calculation Date to the extent such discharge results from the proceeds of such Indebtedness.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)	Investments, acquisitions, mergers, consolidations, dispositions, amalgamations, discontinued operations (as determined in accordance with Applicable Accounting Standards) and any operational changes that have been made by the Company or any of its Restricted Subsidiaries, or any Person or any of its Restricted Subsidiaries acquired by, merged or consolidated with Holdings, the Company or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect, including giving effect to Pro Forma Cost Savings, as if they had occurred on the first day of the four-quarter reference period;

(2)	the Adjusted EBITDA attributable to discontinued operations, as determined in accordance with Applicable Accounting Standards, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with Applicable Accounting Standards, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of Holdings, the Company or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5)	any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness).

For purposes of this definition, whenever pro forma effect is given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. For purposes of determining whether any Indebtedness constituting a Guarantee may be incurred, the interest on the Indebtedness to be guaranteed shall be included in calculating the Fixed Charge Coverage Ratio on a pro forma basis. Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with Applicable Accounting Standards. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

“Foreign Subsidiary” means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state or territory thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles set forth in (i) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements and pronouncements of the Financial Accounting Standards Board and (iii) in such other statements by such other entity as have been approved by a significant segment of the accounting profession, in each case which are in effect on the Issue Date.

“Government Obligations” means securities that are:

(1)	direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(2)	obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means any guarantee of the obligations of the Company under the Indenture and the Notes by any Person in accordance with the provisions of the Indenture.

“Guarantor” means any Person that Incurs a Guarantee with respect to the Notes; provided, however, that upon the release or discharge of such Person from its Guarantee in accordance with the Indenture, such Person ceases to be a Guarantor.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under: currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and other agreements or arrangements, in each case designed to manage exposure to fluctuations in currency exchange rates, interest rates or commodity prices.

“holder,” “Holder,” “noteholder” or “Noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“IFRS” means the International Financial Reporting Standards, as promulgated by the International Accounting Standards Board (or any successor board or agency), as in effect on the date of the election, if any, by the Company to change Applicable Accounting Standards to IFRS; provided, however, that IFRS shall not include any provision of such standards that would require a lease that would be classified as an operating lease under GAAP to be classified as Indebtedness or a finance or capital lease.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person:

(1)	the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a trade payable or similar obligation to a trade creditor (whether or not an Affiliate) (provided that in each case such trade payable or similar Obligation to a trade creditor is Incurred in the ordinary course of business and payable in accordance with customary trade practices), (d) in respect of Capitalized Lease Obligations, (e) representing the net obligation under any Hedging Obligations and (f) of any partnership or joint venture in which such Person is a general partner or a joint venturer to the extent such Person is liable therefor as a result of such Person’s ownership interest in such entity, except to the extent that the terms of such indebtedness expressly provide that such Person is not liable therefor or such Person has no liability therefor as a matter of law;), if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with Applicable Accounting Standards;

(2)	the principal and interest portions of all rental obligations of such Person under any synthetic lease or similar off-balance sheet financing where such transaction is considered to be borrowed money for tax purposes but is classified as an operating lease in accordance with GAAP.

(3)

any contractual obligation, contingent or otherwise, of such Person to pay or be liable for the payment of any indebtedness described in this definition of another Person, including, without limitation, any such indebtedness, directly or indirectly guaranteed, or any agreement to purchase, repurchase or otherwise acquire such indebtedness, obligation or liability or any security therefor, or to provide funds for the payment or discharge thereof, or to maintain solvency, assets, level of income, or other financial condition;

(4)	to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination, and (b) the amount of such Indebtedness of such other Person; and

(5)	to the extent not otherwise included, with respect to the Company and its Restricted Subsidiaries, the amount then outstanding (including amounts advanced, and received by, and available for use by, the Company or any of its Restricted Subsidiaries) under any Receivables Financing (as set forth in the books and records of the Company or any Restricted Subsidiary and confirmed by the agent, trustee or other representative of the institution or group providing such Receivables Financing); provided, however, that Contingent Obligations incurred in the ordinary course of business shall be deemed not to constitute Indebtedness.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Similar Business, in each case of nationally recognized standing that is, in the good faith determination of the Company, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Goldman, Sachs & Co. and Morgan Stanley & Co. LLC.

“Insolvency or Liquidation Proceeding” shall mean (a) any voluntary or involuntary case or proceeding under the Bankruptcy Code with respect to the Company or any Guarantor, (b) any other voluntary or involuntary insolvency, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding with respect to the Company or any Guarantor or with respect to any of its assets, (c) any liquidation, dissolution, reorganization or winding up of the Company or any Guarantor whether voluntary or involuntary and whether or not involving insolvency or bankruptcy or (d) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of the Company or any Guarantor.

“Intercreditor Agreement” has the meaning given to such term under the heading “—Intercreditor Agreement.”

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, without regard to outlook.

“Investment Grade Securities” means:

(1)	securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents) and in each case with maturities not exceeding two years from the date of acquisition,

(2)	investments in any fund that invests exclusively in investments of the type described in clause (1) which fund may also hold immaterial amounts of cash pending investment or distribution, and

(3)	corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by Applicable Accounting Standards to be classified on the balance sheet of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments:”

(1)	“Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(A)	the Company’s “Investment” in such Subsidiary at the time of such redesignation less

(B)	the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

The amount of any Investment outstanding at any time shall be the original amount of such Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received by Holdings, the Company or a Restricted Subsidiary in respect of such Investment.

“Issue Date” means June 1, 2012, the date on which the initial notes were originally issued.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

“Lenders Debt” means all (i) Indebtedness outstanding from time to time under the ABL Facility (including all principal, interest, fees, costs and expenses thereunder), (ii) any Indebtedness which has a priority security interest relative to the Notes in the ABL Collateral, (iii) all Obligations with respect to such Indebtedness and any Hedging Obligations directly related to any Lenders Debt and (iv) all Obligations incurred with any Bank Lender (or their affiliates) in connection with the delivery of cash management and related services and other commercial bank products.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any other agreement to give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided, however, that in no event shall an operating lease or an agreement to sell other than as described above be deemed to constitute a Lien.

“Management Services Agreement” means the agreement, dated as of November 19, 2007, among KPS Management II, L.P., KPS Management III, L.P., the Company, Global Metals, LLC, Chase Brass, LLC and A.J. Oster, LLC.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with Applicable Accounting Standards and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring Person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof, amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to paragraph (b) of the covenant described under “—Certain Covenants—Asset Sales”) to be paid as a result of such transaction (including to obtain any required consent therefor), and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with Applicable Accounting Standards against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction. In the case of any Asset Sale that involves the sale of any Capital Stock of any Restricted Subsidiary that owns assets that constitute ABL Collateral, the Net Proceeds of such Asset Sale attributable to such Capital Stock shall also be net of the Fair Market Value of the assets of such Restricted Subsidiary constituting ABL Collateral.

“Notes” means the 9.50% Senior Secured Notes Due 2019 of the Company.

“Notes Collateral” means the portion of the Collateral as to which the Notes have a priority security interest relative to Lenders Debt.

“Notes Collateral Agent” means Wells Fargo Bank, National Association, in its capacity as “Collateral Agent” under the Indenture and under the Security Documents, and any successor thereto in such capacity.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided, however, that Obligations with respect to the Notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of such Notes.

“Off-Balance Sheet Financing Amount” means, at any date, with respect to any Qualified Receivables Financing, the face or notional amount of any interest in assets of the type described in the definition of the term Qualified Receivables Financing transferred to a Receivables Subsidiary in connection with such Qualified Receivables Financing by or on behalf of the Company or any of its Subsidiaries.

“Offering Circular” means the Offering Circular dated May 24, 2012, with respect to the initial notes.

“Officer” means the Chairman of the Board, Chief Executive Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer, the Secretary or the Corporate Controller of the Company.

“Officer’s Certificate” means a certificate signed on behalf of the Company by one Officer of the Company, who must be either the principal executive officer, the principal financial officer, the treasurer, the Corporate Controller or the principal accounting officer of the Company that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee and may be subject to customary assumptions, exclusions and qualifications. The counsel may be an employee of or counsel to the Company or the Trustee.

“Other Pari Passu Lien Obligations” means (a) any Additional Notes, (b) any other Indebtedness secured on a pari passu basis with the Notes with respect to Lien priority; provided, however, that a representative or agent with respect to such Indebtedness is party to the Intercreditor Agreement, and (c) any Indebtedness that refinances or refunds (or successive refinancings and refundings) any or all Notes, Additional Notes or Indebtedness described in clause (b) and all Obligations with respect thereto.

“Pari Passu Indebtedness” means:

(1)	with respect to the Company, the Notes and any Indebtedness which ranks pari passu in right of payment to the Notes; and

(2)	with respect to any Guarantor, its Guarantee and any Indebtedness which ranks pari passu in right of payment to such Guarantor’s Guarantee.

“Permitted Holders” means (i) the Sponsor and its Affiliates and all investment funds managed by any of the foregoing (excluding their respective portfolio companies or other operating companies affiliated with the Sponsor), (ii) any Person or any of the Persons who were a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) whose ownership of assets or Voting Stock has triggered a Change of Control in respect of which a Change of Control Offer has been made and all notes that were tendered therein have been accepted and paid, (iii) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing beneficially own, without giving effect to the existence of such group or any other group, more than 50.0% of the total voting power of each of the aggregate voting and economic interests of the Equity Interests of Holdings held directly or indirectly by such group and (iv) any members of a group described in clause (iii) for so long as such Person is a member of such group and such group owns the requisite percentage provided in clause (iii) above; provided, however, that no other portfolio company or other operating company affiliated with the Sponsor or its Affiliates shall be considered a “Permitted Holder” (other than pursuant to clause (ii) above).

“Permitted Investments” means:

(1)	any Investment in the Company or any Restricted Subsidiary of the Company;

(2)	any Investment in Cash Equivalents or Investment Grade Securities;

(3)

any Investment by the Company or any Restricted Subsidiary of the Company in a Person that is primarily engaged, directly or indirectly, in a Similar Business if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4)	any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “—Certain Covenants—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5)	any Investment existing on the Issue Date;

(6)	any Investment acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable or claims held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7)	Hedging Obligations permitted under clause (j) of the “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covenant;

(8)	[Reserved]

(9)	additional Investments by the Company or any of its Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (9), not to exceed $25.0 million (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(10)	loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business, in an aggregate amount not to exceed $3.0 million at any time outstanding;

(11)	Investments the payment for which consists of Equity Interests (other than Disqualified Stock) of the Company or any direct or indirect parent company of the Company, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (a)(iii) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments;”

(12)	any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (6), (7) and (11) of such paragraph);

(13)	Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(14)	guarantees issued in accordance with the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Future Guarantors;”

(15)	any Investment by Restricted Subsidiaries of the Company in other Restricted Subsidiaries of the Company and Investments by Subsidiaries that are not Restricted Subsidiaries in other Subsidiaries that are not Restricted Subsidiaries of the Company;

(16)	Investments consisting of purchases and acquisitions of real estate, inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(17)	any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness; provided, however, that any Investment in a Receivables Subsidiary is in the form of a Purchase Money Note, contribution of additional receivables or an equity interest; and

(18)	Investments resulting from the receipt of non-cash consideration in an Asset Sale received in compliance with the covenant described under “—Certain Covenants—Asset Sales.”

“Permitted Liens” means, with respect to any Person:

(1)	pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)	Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3)	Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

(4)	Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit (or deposits to secure letters of credit or surety bonds for the same purpose) issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5)	minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)	Liens securing Indebtedness (including Capitalized Lease Obligations and Indebtedness in connection with a Sale/Leaseback Transaction) Incurred to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or Capital Stock of any Person owning such assets, where such Person has no other material assets) of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto and except for customary cross collateral arrangements with respect to property or equipment financed by the same financing source pursuant to the same financing scheme), and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 365 days after the latest of the (i) acquisition of the property subject to the Lien, (ii) completion of construction, repair, improvement or addition of the property subject to the Lien and (iii) commencement of full operation of the property subject to the Lien;

(7)	Liens securing Indebtedness of a Foreign Subsidiary Incurred pursuant to the first paragraph of, or clause (a), (l) or (s) (or (m) to the extent it guarantees any such Indebtedness) of the definition of “Permitted Debt;” provided, however, that such Liens do not extend to the property or assets of the Company or any Domestic Subsidiary (other than a Domestic Subsidiary that is wholly owned by one or more Foreign Subsidiaries created to enhance the worldwide tax efficiency of the Company and its Subsidiaries);

(8)	Liens existing on the Issue Date;

(9)	Liens on property (plus improvements on and proceeds and products of such property) or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary of the Company;

(10)	Liens on property (plus improvements on and proceeds and products of such property) at the time the Company or a Restricted Subsidiary of the Company acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary of the Company; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by the Company or any Restricted Subsidiary of the Company;

(11)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or a Restricted Subsidiary of the Company permitted to be Incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” provided, however, that if a Subsidiary Guarantor Incurs such Indebtedness to a Restricted Subsidiary that is not a Guarantor, the Lien on any assets or other property or interests of such Subsidiary Guarantor securing such Indebtedness is junior to the Lien on such assets or other property or interests of such Subsidiary Guarantor in respect of its Guarantee of the Notes and such lien subordination is on terms not less favorable than the lien subordination terms applicable to the ABL Collateral; provided further, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to another Restricted Subsidiary) shall be deemed, in each case to be an Incurrence of such Indebtedness (and related Lien);

(12)	Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(13)	Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(14)	licenses, sublicenses, leases and subleases which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(15)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(16)	Liens in favor of the Company or any Guarantor or Liens on assets of a Restricted Subsidiary of the Company that is not a guarantor in favor solely of another Restricted Subsidiary of the Company that is not a Guarantor;

(17)	Liens on equipment of the Company or any Restricted Subsidiary granted in the ordinary course of business to the Company’s or such Restricted Subsidiary’s client at which such equipment is located;

(18)	Liens on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing;

(19)	Liens to secure any refinancing, refunding, extension or renewal (or successive refinancings, refundings, extensions or renewals) as a whole, or in part, of any Indebtedness (including any accrued and unpaid interest thereon) secured by any Lien referred to in the foregoing clauses (6), (7), (8), (9) and (10); provided, however, that (x) such new Lien shall be limited to all or part of the same property (including any after acquired property to the extent it would have been subject to the original Lien) that was subject to the original Lien (plus improvements on and proceeds and products of such property), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount (including any accrued and unpaid interest thereon) or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8), (9) and (10) at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay any fees and expenses, including issue discounts or premiums, related to such refinancing, refunding, extension or renewal;

(20)	judgment Liens not giving rise to an Event of Default, so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(21)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with importation of goods;

(22)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(23)	Liens securing insurance premium financing arrangements; provided, however, that such Lien is limited to the applicable insurance carriers;

(24)	Liens incurred to secure cash management services in the ordinary course of business; and

(25)	other Liens securing obligations which obligations do not exceed the greater of (x) 4.0% of Total Assets and (y) $25.0 million at any one time outstanding;

(26)	Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(27)	restrictions on dispositions of assets to be disposed of pursuant to merger agreements, stock or asset purchase agreements and similar agreements;

(28)	customary options, put and call arrangements, rights of first refusal and similar rights relating to Investments in joint ventures and partnerships not prohibited by the Indenture;

(29)	any amounts held by a trustee in the funds and accounts under an indenture securing any revenue bonds issued for the benefit of the Company or any Restricted Subsidiary;

(30)	Liens on the assets of a Restricted Subsidiary that is not a Guarantor securing Indebtedness or other obligations of such Restricted Subsidiary permitted by the Indenture; and

(31)	Liens ranking junior to (i) the Liens securing the Notes and the Guarantees and (ii) the Liens securing the ABL Facility and the guarantees thereof, which junior Liens shall be subject to intercreditor provisions no more favorable to the holders of such junior Liens than those to which the Note Liens are subject in relation to the Liens securing Obligations under the ABL Facility with respect to the ABL Collateral.

“Permitted Notes Collateral Liens” means:

(1)	Liens securing the Notes outstanding on the Issue Date, the Exchange Notes issued in exchange for such Notes, Refinancing Indebtedness with respect to such Notes or Exchange Notes, the Guarantees relating thereto and any Obligations with respect to such Notes, Exchange Notes, Refinancing Indebtedness and Guarantees;

(2)	Liens securing any Other Pari Passu Lien Obligations; provided, however, that, at the time of Incurrence of such Other Pari Passu Lien Obligations and after giving pro forma effect thereto and to any other Secured Indebtedness Incurred on the Calculation Date, the Consolidated Secured Debt Ratio would be no greater than 3.0 to 1.0; provided further, however, that if the use of proceeds of any Indebtedness secured by a Lien Incurred pursuant to this clause (2) is to refinance, refund, renew, extend or replace (or successively refinance, refund, renew, extend or replace), as a whole, or in part, any Other Pari Passu Lien Obligations Incurred pursuant to this clause (2), then such Indebtedness shall be permitted to be secured pursuant to this clause (2) without regard to compliance with the Consolidated Secured Debt Ratio in the first proviso of this clause (2);

(3)	Liens existing on the Issue Date (other than Liens specified in clause (1) above);

(4)	Liens described in clauses (1), (2), (3), (5), (9), (10), (12) (but only relating to obligations secured by Liens described in clauses (1), (2) or (3) above), (14), (15), (17), (19) (but only with respect to clauses (9) and (10) referred to therein), (20), (21), (22), (23), (24) (but only with respect to obligations secured by Liens described in clauses (1), (2) and (3) above) and (31) of the definition of “Permitted Liens”;

(5)	Liens securing any Other Pari Passu Lien Obligations in an aggregate principal amount not to exceed $25.0 million at any one time outstanding; provided, however, that after giving effect to the Incurrence of such Other Pari Passu Lien Obligations, the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(6)	Liens on the Notes Collateral in favor of any collateral agent relating to such collateral agent’s administrative expenses with respect to the Notes Collateral.

For purposes of determining compliance with this definition, (A) Permitted Notes Collateral Liens need not be Incurred solely by reference to one category (or portion thereof) of Permitted Notes Collateral Liens described in clauses (1) through (6) of this definition but are permitted to be Incurred in part under any combination thereof; (B) in the event that an item of Permitted Notes Collateral Liens (or any portion thereof) meets the criteria of one or more of the categories (or portion thereof) of Permitted Notes Collateral Liens described in clauses (1) through (6) above, the Company shall, in its sole discretion, divide, classify (but not reclassify), such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies (based on circumstances existing at the time of such division or classification) with this covenant. With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness.

“Permitted Payments to Holdings” means, without duplication:

(1)	payments, directly or indirectly, to Holdings to be used by Holdings to pay (or to pay dividends or make other distributions to allow any direct or indirect parent of Holdings to pay) the tax liability to each relevant jurisdiction in respect of consolidated, combined, unitary or affiliated returns for the relevant jurisdiction of Holdings (or such parent), but only to the extent of taxes that Holdings and the Company would have to pay if they filed tax returns on a standalone basis for each of themselves and their respective Subsidiaries; provided, however, that such payments are used by Holdings for such purposes within 90 days of the receipt of such payments;

(2)	payments, directly or indirectly, to Holdings if the proceeds thereof are used to pay general corporate and overhead expenses (including salaries and other compensation of employees) incurred in the ordinary course of its business as a direct or indirect holding company for the Company and its Subsidiaries; provided, however, that the amount of Permitted Payments to Holdings under this clause (2) shall not exceed $5.0 million in any calendar year; and

(3)	any “deemed dividend” recognized for accounting purposes under Applicable Accounting Standards resulting from, or in connection with, the filing of a consolidated or combined federal income tax return by Holdings and the Company or any direct or indirect parent or Subsidiary of Holdings and the Company.

“Person” means any individual, sole proprietorship, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

“Proceeds” or “proceeds” means all “proceeds” as defined in Article 9 of the Uniform Commercial Code, and in any event, shall include, without limitation whatever is receivable or received when Collateral or proceeds are sold, exchanged, collected or otherwise disposed of, whether such disposition is voluntary or involuntary.

“Pro Forma Cost Savings” means, with respect to any period, the reduction in net costs and related adjustments that (i) were directly attributable to an Investment, acquisition, merger, consolidation, disposition, amalgamation or discontinued operations (as determined in accordance with Applicable Accounting Standards) that occurred during the four-quarter reference period or subsequent to the four-quarter reference period and on or prior to the reference date or (ii) have been realized or for which the steps necessary for realization have been taken following any such Investment, acquisition, merger, consolidation, disposition, amalgamation or discontinued operations (as determined in accordance with Applicable Accounting Standards) and, in the case of each of (i) and (ii), are described, as provided below, in an Officer’s Certificate, as if all such reductions in costs had been effected as of the beginning of such period. Pro Forma Cost Savings described above shall be accompanied by an Officer’s Certificate delivered to the Trustee from the Company’s chief financial officer that outlines the specific actions taken or to be taken, and the net cost savings achieved or to be achieved from each such action.

“Purchase Money Note” means a promissory note of a Receivables Subsidiary evidencing a line of credit, which may be irrevocable, from the Company or any Subsidiary of the Company to a Receivables Subsidiary in connection with a Qualified Receivables Financing, which note is intended to finance that portion of the purchase price that is not paid by cash or a contribution of equity.

“Qualified Receivables Financing” means any Receivables Financing of one or more Receivables Subsidiaries that meets the following conditions:

(1)	the Board of Directors of the Company shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Company and the Receivables Subsidiary;

(2)	all sales of accounts receivable and related assets to the Receivables Subsidiaries are made at Fair Market Value; and

(3)	the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Company) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of the Company or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to secure Lenders Debt shall not be deemed a Qualified Receivables Financing.

“Receivables Financing” means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by the Company or any of its Subsidiaries); and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by the Company or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Restricted Subsidiary of the Company (or another Person formed for the purposes of engaging in Qualified Receivables Financing with the Company in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of the Company and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Company (as provided below) as a Receivables Subsidiary and:

(a)

no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any other Subsidiary of the Company (excluding (x) guarantees of obligations (other than the principal of and interest on, Indebtedness) pursuant to Standard Securitization Undertakings and (y) guarantees by other Receivables Subsidiaries), (ii) is recourse to or obligates the Company or any other Subsidiary of the Company (other than another Receivables Subsidiary) in any way other than pursuant to

Standard Securitization Undertakings, or (iii) subjects any property or asset of the Company or any other Subsidiary of the Company (other than another Receivables Subsidiary), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(b)	with which neither the Company nor any other Subsidiary of the Company (other than another Receivables Subsidiary) has any material contract, agreement, arrangement or understanding other than on terms which the Company reasonably believes to be no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company; and

(c)	to which neither the Company nor any other Subsidiary of the Company (other than another Receivables Subsidiary) has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Registration Rights Agreement” means the Registration Rights Agreement, dated June 1, 2012, among the Company, the Guarantors and the Initial Purchasers.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this “Description of the Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the Company.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person, other than leases between the Company and a Restricted Subsidiary of the Company or between Restricted Subsidiaries of the Company.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness secured by a Lien (other than a Permitted Lien pursuant to clause (31) of the definition thereof).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Documents” means the security agreements, pledge agreements, mortgages, collateral assignments and related agreements, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time, creating the security interests in the Collateral as contemplated by the Indenture.

“Senior Credit Documents” means the collective reference to the Credit Agreement, any notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time.

“Senior Secured Collateral Agent” means each of the Notes Collateral Agent and any other collateral agent with respect to any other Senior Secured Lien Obligations.

“Senior Secured Lien Obligations” means (i) Obligations of the Company and the Guarantors under the Indenture or any of the Security Documents and (ii) Obligations of the Company and the Guarantors that are secured equally and ratably with the Obligations under clause (i).

“Senior Secured Liens” has the meaning given to such term under the heading “—Intercreditor Agreement.”

“Shared Collateral” means at any time, Collateral in which the holders of two or more series of Senior Secured Lien Obligations (or their respective collateral agents or representatives) hold a valid and perfected security interest at such time. If more than two series of Senior Secured Lien Obligations are outstanding at any time and the holders of less than all series of Senior Secured Lien Obligations hold a valid and perfected security interest in any Collateral at such time, then such Collateral shall constitute Shared Collateral for those series of Senior Secured Lien Obligations that hold a valid security interest in such Collateral at such time and shall not constitute Shared Collateral for any series which does not have a valid and perfected security interest in such Collateral at such time.

“Shared Perfected Collateral” means Shared Collateral in which each holder of Senior Secured Lien Obligations (or their respective collateral agents or representatives) has been granted a valid security interest, which security interest was at any time a perfected security interest, and which security interest was at any time not voidable as a preference under the Bankruptcy Code (it being understood that “at any time” shall not be construed to mean at the same time).

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Similar Business” means a business, the majority of whose revenues are derived from the activities of the Company and its Subsidiaries as of the Issue Date or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

“Sponsor” means KPS Capital Partners, LP, a Delaware limited partnership, and its successors and assigns.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by the Company or any Subsidiary of the Company which the Company has determined in good faith to be customary in a Receivables Financing including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Indebtedness” means (a) with respect to the Company, any Indebtedness which is by its terms subordinated in right of payment to the Notes, and (b) with respect to any Guarantor, any

Indebtedness of such Guarantor which is by its terms subordinated in right of payment to its Guarantee.

“Subsidiary” means, with respect to any Person (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, and (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Guarantor” means any Restricted Subsidiary that Incurs a Guarantee; provided, however, that upon the release or discharge of such Restricted Subsidiary from its Guarantee in accordance with the Indenture, such Restricted Subsidiary will cease to be a Subsidiary Guarantor.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Section 77aaa-77bbbb) as in effect on the date of the Indenture.

“Total Assets” means the total consolidated assets of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company, subject to pro forma adjustments that are consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Transactions” means the issuance of the initial notes, the repayment of the Existing Term Loan, the amendment and extension of, and borrowings under, the ABL Facility, the dividend payment to the Sponsor, in each case on the Issue Date, and the payment of fees and expenses related to the foregoing.

“Treasury Rate” means, with respect to the Notes, as of the applicable redemption date or date of deposit, the yield to maturity as of such redemption date or date of deposit of constant maturity United States Treasury securities (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date or date of deposit (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date or date of deposit to June 1, 2016; provided, however, that if no published maturity exactly corresponds with such date, then the Treasury Rate shall be interpolated or extrapolated on a straight-line basis from the arithmetic mean of the yields for the next shortest and next longest published maturities; provided further, however, that if the period from such redemption date or date of deposit to June 1 , 2016 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Officer” means:

(1)

any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject, and

(2)	who shall have direct responsibility for the administration of the Indenture.

“Trustee” means the respective party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Uniform Commercial Code” means the New York Uniform Commercial Code as in effect from time to time.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries; provided further, however, that either:

(a) the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x)(1) the Company could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y) no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ or other qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

CERTAIN ERISA CONSIDERATIONS

The advice below was not written and is not intended to be used and cannot be used by any taxpayer for purposes of avoiding United States Federal income tax penalties that may be imposed. The advice is written to support the promotion or marketing of the transaction. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

The foregoing disclaimer is provided to satisfy obligations under Circular 230 governing standards of practice before the Internal Revenue Service.

The United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”) imposes certain requirements on “employee benefit plans” (as defined in Section 3(3) of ERISA) which are subject to Title I of ERISA, including entities such as collective investment funds and separate accounts whose underlying assets include the assets of such plans (collectively, “ERISA Plans”) and on those persons who are fiduciaries with respect to ERISA Plans. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the ERISA Plan and applicable provisions of ERISA, the Code or any Similar Laws (as defined below). The prudence of a particular investment must be determined by the responsible fiduciary of an ERISA Plan by taking into account the ERISA Plan’s particular circumstances and all of the facts and circumstances of the investment including, but not limited to, the matters discussed above under “Risk Factors” and the fact that in the future there may be no market in which such fiduciary will be able to sell or otherwise dispose of the notes.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans, accounts and arrangements that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts, and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (together with ERISA Plans, “Plans”)) and certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code. In addition, a fiduciary of the Plan who engaged in such non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. Further, the U.S. Department of Labor has promulgated regulations 29 C.F.R. Section 2510.3-101 (the “Plan Asset Regulations”), describing what constitutes the assets of a Plan with respect to the Plan’s investment in an entity for purposes of certain provisions of ERISA and Section 4975 of the Code, including the fiduciary responsibility provisions of Title I of ERISA and Section 4975 of the Code.

Prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code may arise if the notes are acquired with the assets of a Plan with respect to which the Issuers, the initial purchasers, the placement agents, the trustee, the lenders under the Issuers’ existing credit facility or any of their respective affiliates, is a party in interest or a disqualified person. Certain exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code may be applicable, however, depending in part on the type of Plan fiduciary making the decision to acquire a note and the circumstances under which such decision is made. Included among these exemptions are Prohibited Transaction Class Exemption (“PTCE”) 91-38 (relating to investments by bank collective investment funds), PTCE 84-14 (relating to transactions effected by “independent qualified professional asset managers”), PTCE 90-1 (relating to investments by insurance company pooled separate accounts), PTCE 95-60 (relating to investments by insurance company general accounts), and PTCE 96-23 (relating to transactions effected by in-house asset managers), (“Investor-Based Exemptions”). There is also a statutory exemption that may be available under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code to a party in interest that is a service provider to a Plan investing in the notes for adequate consideration, provided such service provider is not (i) the fiduciary with respect to the Plan’s assets used to acquire the notes or an affiliate of such fiduciary or (ii) an affiliate of the employer sponsoring the Plan (the “Service Provider Exemption”). Adequate consideration means fair market as determined in good faith by the Plan fiduciary pursuant to regulations to be promulgated by the Department of Labor. However, there can be no assurance that any of these Investor-Based Exemptions or the Service Provider Exemption or any other administrative or statutory exemption will be available with respect to any particular transaction involving the notes.

Governmental plans, certain church plans, non-U.S. plans and other plans, while not subject to the fiduciary responsibility provisions of Title I of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to state, local or other federal or non-U.S. laws that are substantially similar to the foregoing provisions of ERISA and the Code (“Similar Laws”). Fiduciaries of any such plans should consult with their counsel before acquiring the notes.

Any insurance company proposing to invest assets of its general account in the notes should consider the extent to which such investment would be subject to the requirements of Title I of ERISA and Section 4975 of the Code in light of the U.S. Supreme Court’s decision in John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank, 510 U.S. 86 (1993), and the enactment of Section 401(c) of ERISA on August 20, 1996. In particular, such an insurance company should consider (i) the exemptive relief granted by the U.S. Department of Labor for transactions involving insurance company general accounts in PTCE 95-60 and (ii) if such exemptive relief is not available, whether its acquisition of the notes will be permissible under the final regulations issued under Section 401(c) of ERISA. The final regulations provide guidance on which assets held by an insurance company constitute “plan assets” for purposes of the fiduciary responsibility provisions of Title I of ERISA and Section 4975 of the Code. The regulations do not exempt the assets of insurance company general accounts from treatment as “plan assets” to the extent they support certain participating annuities issued to Plans after December 31, 1998.

Representations and Further Considerations

By its acquisition of notes, each purchaser and subsequent transferee thereof will be deemed to have represented and warranted, on each day from the date on which such purchaser or transferee, as applicable, acquires its interest in such notes through and including the date on which such purchaser or transferee, as applicable, disposes of its interest in such notes, either that (a) it is neither a Plan nor any entity whose underlying assets include “plan assets” by reason of a Plan’s investment in the entity, nor a governmental, church, non-U.S. or other plan which is subject to any Similar Law or (b) its sale, transfer, acquisition or holding of a note will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code (or, in the case of a governmental, church, non-U.S. or other plan, a non-exempt violation under any Similar Law). Any purported transfer of such note, or any interest therein, to a purchaser or transferee that does not comply with the requirements specified in the applicable documents will be of no force and effect and shall be null and void ab initio.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that any Plan fiduciary or other person who proposes to use assets of any Plan to acquire the notes should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code, or any other applicable Similar Laws, to such an investment, and to confirm that such investment will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA, the Code or any other applicable Similar Laws.

The sale of the notes to a Plan, a plan subject to Similar Laws, or to a person using assets of any Plan to effect its acquisition of the notes, is in no respect a representation by the Issuers or the placement agent that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion of the material U.S. federal income tax considerations relevant to the exchange of senior secured notes for new senior secured notes pursuant to the exchange offer and the ownership and disposition of new senior secured notes acquired by U.S. Holders and non-U.S. Holders (each as defined below and collectively referred to as “Holders”) pursuant to the exchange offer, to the extent it constitutes matters of law and legal conclusion, and subject to the limitations and qualifications set forth herein, is the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, our U.S. federal income tax counsel. This summary is based on the Code, Treasury Regulations issued thereunder, and administrative and judicial interpretations thereof, all as of the date of this prospectus and all of which are subject to change (perhaps with retroactive effect).

This summary does not represent a detailed description of the U.S. federal income tax consequences to Holders in light of their particular circumstances. In addition, it is not a description of the U.S. federal income tax consequences applicable to Holders that are subject to special treatment under the U.S. federal income tax laws, such as financial institutions, regulated investment companies, real estate investment trusts, individual retirement and other tax deferred accounts, dealers or traders in securities or currencies, life insurance companies, partnerships or other passthrough entities (or investors therein), tax-exempt organizations, U.S. expatriates, non-U.S. trusts and estates that have U.S. beneficiaries, persons holding notes as a hedge or hedged against currency risk, in an integrated or conversion transaction, as a position in a constructive sale or straddle, or U.S. Holders whose “functional currency” is other than the U.S. dollar. This summary does not address U.S. federal tax consequences other than U.S. federal income tax consequences (such as estate or gift taxes), the alternative minimum tax or the consequences under the tax laws of any foreign, state or local jurisdiction. The discussion deals only with notes held as “capital assets” within the meaning of Section 1221 of the Code. We have not requested a ruling from the Internal Revenue Service (the “IRS”) on the tax consequences of owning the notes. As a result, the IRS could disagree with portions of this discussion.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a note that is:

•	a citizen or resident alien individual of the United States for U.S. federal income tax purposes;

•	a corporation that is organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) that is subject to the primary supervision of a court within the United States and under the control of one or more U.S. persons, or (ii) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, the term “non-U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes, an individual, corporation, trust, or estate that is not a U.S. Holder.

If an entity treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner in such an entity will depend on the status of the partner and the activities of the entity. Partners in such entities that are considering exchanging senior secured notes for new senior secured notes pursuant to the exchange offer should consult their own tax advisors.

Prospective investors should consult their own tax advisors concerning the particular U.S. federal income tax consequences of exchanging senior secured notes for new senior secured notes pursuant to the exchange offer and owning and disposing of new senior secured notes acquired pursuant to the exchange offer, as well as the consequences arising under other federal tax laws and the laws of any other taxing jurisdiction.

Notes Subject to Contingencies.

The terms of the outstanding notes provide for payments by us in excess of stated interest and principal under certain circumstances. We believed as of June 1, 2012, the initial issue date of the initial notes, that the likelihood that we would pay such additional amounts with respect to such issuance was remote. As a result, we took the position that the initial notes should not implicate the rules relating to “contingent payment debt instruments.” Although additional payments are now required to be made on the notes, we believe that our original determinations were correct when made. Our determinations, however, are not binding on the IRS, and if the IRS were to challenge either or both of these determinations, you might be required to include accrued interest income at a higher rate than the stated interest rate on the notes, and you might be required to treat income realized on the taxable disposition of a note before the resolution of the contingencies as ordinary income rather than capital gain.

As described above, additional interest has in fact been accruing on the initial notes since June 3, 2013. The U.S. Federal income tax treatment of this additional interest is not entirely clear and there is no authority directly on point. We intend to take the position that the requirement to pay additional interest is a “change in circumstances” that would cause one or more deemed reissuances of the initial notes solely for the purposes of the original issue discount (“OID”) rules of the Code. The deemed reissuances would not result in recognition of gain or loss by the holder, but the initial notes would be retested at “reissuance” under the OID rules (including the rules relating to contingent payment of debt obligations). With respect to each deemed reissuance, we intend to take the position that, based on the facts and circumstances, the possibility of making additional interest payments, in excess of incidental amounts thereof, at such times should be viewed as remote, and that on that basis (i) the notes should not be treated as contingent payment debt instruments and (ii) any OID (including in respect of additional interest payments actually made) that would be deemed to arise on the “reissuance” should be de minimis under the OID rules. Our determination, however, is not binding on the IRS, and if the IRS were to challenge this determination, you might be required to include accrued interest income at a higher rate than the stated interest rate on the notes, and you might be required to treat income realized on the taxable disposition of a note before the resolution of the contingencies as ordinary income rather than capital gain. Instead of being treated as de minimis OID, the additional amounts could possibly be treated as ordinary income when received or accrued by you depending on your method of accounting. You should consult your own tax advisor regarding the possible treatment of additional amounts paid on the notes in excess of stated interest and principal.

Certain U.S. Federal Income Tax Considerations for U.S. Holders

Exchange Offer

Exchanging a senior secured note for a new senior secured note pursuant to the exchange offer will not be treated as a taxable exchange for U.S. federal income tax purposes. Consequently, U.S. Holders will not recognize gain or loss upon receipt of a new senior secured note. The holding period for a new senior secured note will include the holding period for the exchanged senior secured note and the initial basis in a new senior secured note will be the same as the adjusted basis in the exchanged senior secured note.

Stated Interest

Generally, the amount of any stated interest payments on a new senior secured note will be treated as “qualified stated interest” for U.S. federal income tax purposes and will be taxable to a U.S. Holder as ordinary interest income in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Market Discount and Bond Premium

Market Discount. If a U.S. Holder purchased a senior secured note (which will be exchanged for a new senior secured note pursuant to the exchange offer) for an amount that is less than its stated redemption price at maturity, the amount of the difference should be treated as market discount for U.S. federal income tax purposes. Any market discount applicable to a senior secured note should carry over to the new senior secured note received in exchange therefor. The amount of any market discount will be treated as de minimis and disregarded if it is less than one-quarter of one percent of the stated redemption price at maturity of the senior secured note, multiplied by the number of complete years to maturity. The rules described below do not apply to a U.S. Holder if such Holder purchased a senior secured note that has de minimis market discount.

Under the market discount rules, a U.S. Holder is required to treat any principal payment on, or any gain on the sale, exchange, redemption or other disposition of, a senior secured note as ordinary income to the extent of any accrued market discount (on the senior secured note or the new senior secured note) that has not previously been included in income. If a U.S. Holder disposes of a senior secured note in an otherwise nontaxable transaction (other than certain specified nonrecognition transactions), such Holder will be required to include any accrued market discount as ordinary income as if such Holder had sold the senior secured note at its then fair market value. In addition, such Holder may be required to defer, until the maturity of the new senior secured note or its earlier disposition in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the senior secured note or the new senior secured note received in exchange therefor.

Market discount accrues ratably during the period from the date on which a U.S. Holder acquired the senior secured note through the maturity date of the new senior secured note (for which the senior secured note was exchanged), unless such Holder makes an irrevocable election to accrue market discount under a constant yield method. Such Holder may elect to include market discount in income currently as it accrues (either ratably or under the constant yield method), in which case the rule described above regarding deferral of interest deductions will not apply. If such Holder elects to include market discount in income currently, such Holder’s adjusted basis in a new senior secured note will be increased by any market discount included in income. An election to include market discount currently will apply to all market discount obligations acquired during or after the first taxable year in which the election is made, and the election may not be revoked without the consent of the IRS.

Bond Premium.    If a U.S. Holder purchased a senior secured note (which will be exchanged for a new senior secured note pursuant to the exchange offer) for an amount in excess of the principal amount of the senior secured note, the excess will be treated as bond premium. Any bond premium applicable to a senior secured note should carry over to the new senior secured note received in exchange therefor. A U.S. Holder may elect to reduce the amount required to be included in income each year with respect to interest on its note by the amount of amortizable bond premium allocable to that year, based on the new senior secured note’s yield to maturity. However, because the new senior secured notes may be redeemed by us prior to maturity at a premium, special rules apply that may reduce or eliminate the amount of premium that a U.S. Holder may amortize with respect to a new senior secured note. U.S. Holders should consult their tax advisors about these special rules. If a U.S. Holder makes the election to amortize bond premium, it will apply to all debt instruments (other than debt instruments the interest on which is excludible from gross income) that the U.S. Holder holds at the beginning of the first taxable year to which the election applies or thereafter acquires, and the election may not be revoked without the consent of the IRS.

Dispositions

A sale, exchange, redemption, retirement or other taxable disposition of a new senior secured note will result in taxable gain or loss to a U.S. Holder equal to the difference, if any, between the amount realized on the disposition (excluding amounts attributable to any accrued and unpaid stated interest, which will be taxed as ordinary income to the extent not previously so taxed) and the U.S. Holder’s adjusted tax basis in the new senior secured note. The amount realized will equal the sum of any cash and the fair market value of any other property received on the disposition. A U.S. Holder’s adjusted tax basis in a new senior secured note will equal the cost of such new senior secured note to such Holder, increased by any market discount previously included in gross income and reduced (but not below zero) by the amount of any amortizable bond premium taken into account with respect to the new senior secured note. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the new senior secured note (or the senior secured note exchanged therefor) is held for more than one year. Certain non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations.

Additional Tax on Passive Income

U.S. Holders with income that exceeds certain thresholds generally are subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, interest on, and capital gains from the sale or other taxable disposition of, the new senior secured notes, subject to certain limitations and exceptions. United States Holders should consult their own tax advisors regarding the effect, if any, of this tax on the ownership and disposition of the new senior secured notes.

Certain U.S. Federal Tax Considerations for Non-U.S. Holders

Exchange Offer

Non-U.S. Holders will not recognize gain or loss upon receipt of a new senior secured note in exchange for a senior secured note pursuant to the exchange offer.

Interest

Subject to the discussion below of backup withholding, U.S. federal income or withholding tax will not apply to a non-U.S. Holder in respect of any payment of interest on the new senior secured notes, provided that such payment is not effectively connected with such non-U.S. Holder’s conduct of a U.S. trade or business and such non-U.S. Holder:

•	does not own, actually or constructively, for U.S. Federal income tax purposes, stock constituting 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	is not, for U.S. Federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to us through equity ownership; and

•	is not a bank whose receipt of interest on the new senior secured notes is described in section 881(c)(3)(A) of the Code; and

either (a) such non-U.S. Holder provides identifying information (i.e., name and address) to us on IRS Form W-8BEN (or successor form), and certifies, under penalty of perjury, that such non-U.S. Holder is not a U.S. person or (b) a financial institution holding the new senior secured notes on behalf of such non-U.S. Holder certifies, under penalty of perjury, that it has received such a certification from the beneficial owner and, when required, provides us with a copy.

If a non-U.S. Holder cannot satisfy the requirements described above, payments of interest made to such non-U.S. Holder will be subject to a 30% U.S. federal withholding tax, unless such Holder provides us with a properly executed (1) applicable IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under an applicable income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the new senior secured note is not subject to withholding tax because it is effectively connected with such Holder’s conduct of a trade or business in the United States (in which case such interest will be subject to tax as discussed below).

Dispositions

Any gain realized on the sale, exchange, retirement, redemption or other taxable disposition of a new senior secured note by a non-U.S. Holder will not be subject to U.S. federal income or withholding tax unless (1) such gain is effectively connected with the conduct of a trade or business in the United States by such non-U.S. Holder (see below) or (2) such non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met (in which case such gain, net of certain U.S.-source losses, if any, will be subject to U.S. federal income tax at a flat rate of 30% (or at a reduced rate under an applicable income tax treaty)).

Effectively Connected Interest or Gain

If a non-U.S. Holder is engaged in a trade or business in the United States and interest on the new senior secured notes or gain from the disposition of such notes is effectively connected with the conduct of that trade or business, such non-U.S. Holder will, subject to any applicable income tax treaty, be subject to U.S. federal income tax on such interest or gain on a net income basis in the same manner as if such non-U.S. Holder were a U.S. Holder. In addition, if such non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or a lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Information Reporting and Backup Withholding

U.S. Holders

A U.S. Holder may be subject to information reporting and backup withholding (at a rate of 28%) with respect to payments of stated interest and payments of the gross proceeds from the sale or other disposition (including a retirement or redemption) of a new senior secured note. Certain U.S. Holders (including corporations) are not subject to information reporting and backup withholding. A U.S. Holder will be subject to backup withholding if such U.S. Holder is not otherwise exempt and such U.S. Holder:

•	fails to furnish its correct taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number;

•	is notified by the IRS that it is subject to backup withholding because it has previously failed to report properly payments of interest or dividends;

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the U.S. Holder that it is subject to backup withholding; or

•	otherwise fails to comply with applicable requirements of the backup withholding rules.

Non-U.S. Holders

A non-U.S. Holder will not be subject to backup withholding with respect to payments of interest to such non-U.S. Holder if we have received from such non-U.S. Holder the statement described above under “—Certain U.S. Federal Tax Considerations to Non-U.S. Holders—Interest” or the non-U.S. Holder otherwise establishes an exemption, provided that we do not have actual knowledge or reason to know that such non-U.S. Holder is a U.S. person. A non-U.S. Holder may, however, be subject to information reporting requirements with respect to payments of interest on the new senior secured notes.

Proceeds from the sale, exchange, retirement, redemption or other taxable disposition of the new senior secured notes made to or through a foreign office of a foreign broker without certain specified connections to the United States will not be subject to information reporting or backup withholding. A non-U.S. Holder may be subject to backup withholding and/or information reporting with respect to the proceeds of the sale, exchange, retirement, redemption or other taxable disposition of a new senior secured note within the United States or conducted through certain U.S.-related financial intermediaries, unless the payer receives the statement described above under “—Certain U.S. Federal Tax Considerations to Non-U.S. Holders—Interest” and does not have actual knowledge or reason to know that such non-U.S. Holder is a U.S. person, as defined under the Code, or such non-U.S. Holder otherwise establishes an exemption.

U.S. Holders and non-U.S. Holders

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a Holder’s U.S. federal income tax liability, and may entitle a Holder to a refund, provided the required information is timely furnished to the IRS.

Sale or Other Taxable Disposition of the Notes

Subject to the discussion below concerning backup withholding, a non-United States Holder generally will not be subject to U.S. Federal income tax or withholding tax on any gain recognized on the sale, exchange, redemption, retirement or other disposition of a note unless:

•

such holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such holder will be subject to a 30% tax (or a lower applicable treaty rate) with respect to such gain (offset by certain U.S. source capital losses), or

•

such gain is effectively connected with such holder’s conduct of a trade or business in the United States, in which case such holder will be subject to tax as described below under “Effectively Connected Income.”

Effectively Connected Income

If interest or gain from a disposition of the notes is effectively connected with a non-United States Holder’s conduct of a trade or business in the United States, such holder will generally be subject to U.S. Federal income tax on the interest or gain on a net income basis in the same manner as if such holder were a United States Holder, unless an applicable income tax treaty provides otherwise. However, the interest or gain in respect of the notes would be exempt from U.S. withholding tax if such holder claims the exemption by providing a properly completed IRS Form W-8ECI. In addition, if such holder is a foreign corporation, such holder may also be subject to a branch profits tax on its effectively connected earnings and profits for the taxable year, subject to certain adjustments, at a rate of 30% unless reduced or eliminated by an applicable tax treaty.

Information Reporting and Backup Withholding

Unless certain exceptions apply, any payments to a non-United States Holder in respect of payments of interest during the taxable year must be reported to the IRS and to such holder. Under current U.S. Federal income tax law, backup withholding tax will not apply to payments of interest by us or our paying agent on a note to a non-United States Holder, if such holder provides the withholding agent with a properly competed IRS Form W-8BEN, provided that the withholding agent does not have actual knowledge or reason to know that such holder is a U.S. person.

Payments pursuant to the sale, exchange or other disposition of notes, made to or through a foreign office of a foreign broker, other than payments in respect of interest, generally will not be subject to information reporting and backup withholding, provided that information reporting may apply if the foreign broker has certain connections to the United States, unless the beneficial owner of the note certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption. Payments made to or through a foreign office of a U.S. broker generally will not be subject to backup withholding, but generally are subject to information reporting unless the beneficial owner of the note certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption. Payments to or through a U.S. office of a broker, however, generally are subject to information reporting and backup withholding, unless the beneficial owner of the notes certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a non-United States Holder under the backup withholding rules will be allowed as a credit against such holder’s U.S. Federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. Non-United States Holders should consult their own tax advisors regarding application of withholding and backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury Regulations.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for initial notes acquired by such broker-dealer as a result of market making or other trading activities may be deemed to be an “underwriter” within the meaning of the Securities Act and, therefore, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales, offers to resell or other transfers of the exchange notes received by it in connection with the exchange offer. Accordingly, each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of this exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

LEGAL MATTERS

The validity of the exchange notes and guarantees being issued are being passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison, LLP, of New York, New York.

EXPERTS

The consolidated financial statements of Global Brass and Copper Holdings, Inc. as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-4 with respect to the exchange notes to be issued in this exchange offer. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the exchange notes, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete. Reference is made in each instance to the copy of the actual contract or other document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. You may inspect a copy of the registration statement and its exhibits and schedules without charge at the SEC’s principal office in Washington, D.C. and at the SEC’s website referred to below. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the SEC from the SEC’s Public Reference Room at the SEC’s principal office, at 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, including a copy of the registration statement of which this prospectus constitutes a part and its exhibits and schedules, and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Accordingly, we are required to file reports, including annual reports on Form 10-K, quarterly reports on 10-Q and other information with the SEC. The reports, statements and information filed by us with the SEC are not a part of this prospectus, and our reference to such filings should not in any way be interpreted as incorporating them in this prospectus by reference.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Financial Statements

Audited Financial Statements

Global Brass and Copper Holdings, Inc.

Consolidated Balance Sheets (Unaudited)

	As of
(In thousands, except share and par value data)	June 30, 2013	December 31, 2012
Assets
Current assets:
Cash	$34,010	$13,862
Accounts receivable (net of allowance of $1,328 and $1,408 as of June 30, 2013 and December 31, 2012, respectively)	203,340	164,317
Inventories	199,549	174,378
Prepaid expenses and other current assets	25,092	12,141
Deferred income taxes	31,760	33,465
Income tax receivable, net	2,147	1,300

Total current assets	495,898	399,463
Property, plant and equipment, net	75,330	71,127
Investment in joint venture	2,168	2,972
Goodwill	4,399	4,399
Intangible assets, net	787	839
Deferred income taxes	6,826	6,138
Other noncurrent assets	16,794	17,755

Total assets	$602,202	$502,693

Liabilities and deficit
Current liabilities:
Accounts payable	$106,981	$81,577
Accrued liabilities	52,685	48,424
Accrued interest	3,395	3,287
Income tax payable	334	248

Total current liabilities	163,395	133,536
Long-term debt	431,000	389,522
Other noncurrent liabilities	27,678	27,436

Total liabilities	622,073	550,494

Commitments and contingencies (Note 13)	—	—
Global Brass and Copper Holdings, Inc. stockholders’ deficit:
Common stock—$.01 par value; 80,000,000 shares authorized;
21,110,000 shares issued and outstanding as of June 30, 2013 and December 31, 2012	211	211
Additional paid-in capital	29,452	—
Accumulated deficit	(53,897)	(48,153)
Accumulated other comprehensive income	587	1,466
Receivable from stockholder	—	(4,875)

Total Global Brass and Copper Holdings, Inc. stockholders’ deficit	(23,647)	(51,351)
Noncontrolling interest	3,776	3,550

Total deficit	(19,871)	(47,801)

Total liabilities and deficit	$602,202	$502,693

The accompanying notes are an integral part of these consolidated financial statements.

Global Brass and Copper Holdings, Inc.

Consolidated Statements of Operations (Unaudited)

	Six Months Ended June 30,
(In thousands, except share and per share data)	2013	2012
Net sales	$906,440	$860,370
Cost of sales	807,824	763,295

Gross profit	98,616	97,075
Selling, general and administrative expenses (including non-cash profits interest expense of $29,271 and $19,517, respectively)	72,533	55,888

Operating income	26,083	41,187
Interest expense	19,834	19,958
Loss on extinguishment of debt	—	19,612
Other expense, net	191	709

Income before provision for income taxes and equity income	6,058	908
Provision for income taxes	12,503	7,227

Loss before equity income	(6,445)	(6,319)
Equity income, net of tax	860	475

Net loss	(5,585)	(5,844)
Less: Net income attributable to noncontrolling interest	159	168

Net loss attributable to Global Brass and Copper Holdings, Inc.	$(5,744)	$(6,012)

Net loss attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$(0.27)	$(0.28)
Diluted	$(0.27)	$(0.28)
Weighted average common shares outstanding:
Basic	21,110,000	21,110,000
Diluted	21,110,000	21,110,000

The accompanying notes are an integral part of these consolidated financial statements.

Global Brass and Copper Holdings, Inc.

Consolidated Statements of Comprehensive Loss (Unaudited)

	Six Months Ended June 30,
(In thousands)	2013	2012
Net loss	$(5,585)	$(5,844)
Other comprehensive loss :
Foreign currency translation adjustment	(1,395)	(198)
Less: Income tax benefit on other comprehensive loss	(583)	(75)

Comprehensive loss	(6,397)	(5,967)
Less: Comprehensive income attributable to noncontrolling interest	226	190

Comprehensive loss attributable to Global Brass and Copper Holdings, Inc.	$(6,623)	$(6,157)

The accompanying notes are an integral part of these consolidated financial statements.

Global Brass and Copper Holdings, Inc.

Consolidated Statements of Changes in (Deficit) / Equity (Unaudited)

(In thousands)	Common stock	Additional paid-in capital	(Accumulated deficit) / Retained earnings	Accumulated other comprehensive income	Receivable from stockholder	Total Global Brass and Copper Holdings, Inc. stockholders’ (deficit) / equity	Noncontrolling interest	Total (deficit) / equity
Balance at December 31, 2011	$211	$11,091	$68,718	$1,923	$(2,451)	79,492	$3,168	$82,660
Profits interest compensation	—	19,517	—	—	—	19,517	—	19,517
Distribution to stockholder	—	(30,608)	(129,392)	—	—	(160,000)	—	(160,000)
Amounts due from stockholder	—	—	—	—	(2,161)	(2,161)	—	(2,161)
Net (loss) income	—	—	(6,012)	—	—	(6,012)	168	(5,844)
Other comprehensive (loss) income, net of tax	—	—	—	(145)	—	(145)	22	(123)

Balance at June 30, 2012	$211	$—	$(66,686)	$1,778	$(4,612)	$(69,309)	$3,358	$(65,951)

(In thousands)	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Receivable from stockholder	Total Global Brass and Copper Holdings, Inc. stockholders’ deficit	Noncontrolling interest	Total deficit
Balance at December 31, 2012	$211	$—	$(48,153)	$1,466	$(4,875)	$(51,351)	$3,550	$(47,801)
Profits interest compensation	—	29,271	—	—	—	29,271	—	29,271
Share-based compensation	—	181	—	—	—	181	—	181
Payment from stockholder	—	—	—	—	4,875	4,875	—	4,875
Net (loss) income	—	—	(5,744)	—	—	(5,744)	159	(5,585)
Other comprehensive (loss) income, net of tax	—	—	—	(879)	—	(879)	67	(812)

Balance at June 30, 2013	$211	$29,452	$(53,897)	$587	$—	$(23,647)	$3,776	$(19,871)

The accompanying notes are an integral part of these consolidated financial statements.

Global Brass and Copper Holdings, Inc.

Consolidated Statements of Cash Flows (Unaudited)

	Six Months Ended June 30,
(In thousands)	2013	2012
Cash flows from operating activities
Net loss	$(5,585)	$(5,844)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Lower of cost or market adjustment to inventory	318	—
Mark to market on commodity contracts	62	(1,204)
Mark to market on interest rate cap agreements	1	146
Depreciation	3,929	3,145
Amortization of intangible assets	52	60
Amortization of debt discount and issuance costs	1,230	3,368
Loss on extinguishment of debt	—	19,612
Profits interest compensation expense	29,271	19,517
Share-based compensation expense	181	—
Provision for bad debts, net of reductions	(104)	172
Deferred income taxes	1,528	(575)
Loss on sale of property, plant and equipment	9	3
Equity income, net of tax	(860)	(475)
Distributions from equity method investment	—	500
Change in assets and liabilities:
Accounts receivable	(38,726)	(31,680)
Inventories	(25,421)	6,065
Prepaid expenses and other current assets	(13,038)	5,395
Accounts payable	25,569	26,688
Accrued liabilities	4,274	(7,016)
Accrued interest	108	(721)
Income taxes, net	(768)	225
Other, net	42	(7,044)

Net cash (used in) provided by operating activities	(17,928)	30,337

Cash flows from investing activities
Capital expenditures	(8,305)	(7,222)
Proceeds from sale of property, plant and equipment	169	6

Net cash used in investing activities	(8,136)	(7,216)
Cash flows from financing activities
Deferred financing fees	—	(12,926)
Proceeds from senior secured notes	—	375,000
Payments on term loan	—	(310,875)
Borrowings on ABL Facility	229,787	81,586
Payments on ABL Facility	(188,309)	(30,913)
Distribution to stockholder	—	(160,000)
Net payment (amounts due) from stockholder	4,875	(2,161)

Net cash provided by (used in) financing activities	46,353	(60,289)
Effect of foreign currency exchange rates	(141)	(207)

Net increase (decrease) in cash	20,148	(37,375)
Cash at beginning of period	13,862	49,537

Cash at end of period	$34,010	$12,162

The accompanying notes are an integral part of these consolidated financial statements.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

1.	Basis of Presentation and Principles of Consolidation

Global Brass and Copper Holdings, Inc. (“Holdings” or the “Company”) was incorporated in Delaware, on October 10, 2007. Holdings, through its wholly-owned principal operating subsidiary, Global Brass and Copper, Inc. (“GBC”), commenced commercial operations on November 19, 2007 through the acquisition of the metals business from Olin Corporation. GBC is a leading, value-added converter, fabricator, distributor and processor of specialized copper and brass products in North America. On May 29, 2013, the Company completed its initial public offering of 8,050,000 shares of its common stock (the “initial public offering” or “IPO”). The shares began trading on the New York Stock Exchange on May 23, 2013 under the ticker symbol “BRSS”. Halkos Holdings, LLC (“Halkos”), the sole stockholder of the Company prior to the IPO, sold all of the shares in the initial public offering and received all of the net proceeds from the offering. After giving effect to the IPO, Halkos beneficially owned approximately 61.5% of the outstanding common stock of the Company as of June 30, 2013. KPS Capital Partners, L.P. and its affiliates (“KPS”) are the majority shareholders of Halkos.

The Company is operated and managed through three distinct divisions which are also the Company’s reportable segments: Olin Brass, Chase Brass (“Chase”) and A.J. Oster (“Oster”).

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its majority-owned subsidiaries in which the Company has a controlling interest. All significant intercompany accounts and transactions relative to wholly- and majority-owned subsidiaries have been eliminated. The equity method is used to account for investments in affiliated companies, 20% to 50% owned where the Company does not hold a controlling voting interest and does not direct the matters that most significantly impact the investee’s operations.

The accompanying unaudited interim financial statements include all normal recurring adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. The December 31, 2012 consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. In addition, it requires management to make estimates and assumptions that affect the reported amount of net sales and expenses during the reporting period. Actual amounts could differ from those estimates.

Results of operations for the interim periods presented are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole. There have been no significant changes to the Company’s significant accounting policies during the six months ended June 30, 2013. These interim financial statements should be read in conjunction with the consolidated financial statements of the Company.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

Revision of Prior Period Financial Statements

During 2012, the Company identified immaterial errors in previously issued consolidated financial statements related to the three and six months ended June 30, 2012, which were corrected in the period identified, including:

1.	An error in the accounting for raw material in-transit was identified in the third quarter of 2012. Inventory was overstated by $811 as of June 30, 2012. Cost of sales was overstated by $50 and understated by $388 for the three and six months ended June 30, 2012, respectively.

2.	Duplicate accruals for the receipt of raw material were identified in the third quarter of 2012. Accounts payable was overstated by $1,396 as of June 30, 2012. Cost of sales was overstated by $1,007 for the three and six months ended June 30, 2012.

3.	An error in the accounting for workers’ compensation insurance related to the first quarter of 2012 was identified and originally corrected in the second quarter of fiscal 2012. Cost of sales was overstated by $298 for the three months ended June 30, 2012.

4.	An error in the accounting for insurance receivables for workers’ compensation was identified and originally corrected in the fourth quarter of 2012. Accounts receivable and accrued liabilities were understated by $984.

The Company assessed the materiality of all errors, individually and in the aggregate, on previously issued consolidated financial statements and concluded that the errors were not material to any of the Company’s previously issued financial statements.

A summary of the revisions to the consolidated financial statements as of June 30, 2012 and for the three and six months ended June 30, 2012 is as follows:

	As Previously Reported	Adjustment	As Revised
Consolidated Balance Sheet
	June 30, 2012
Accounts receivable, net of allowance	$192,326	$984	$193,310
Inventories	180,815	(811)	180,004
Deferred income tax assets—current	28,079	1,264	29,343
Income tax receivable	4,996	(476)	4,520
Total current assets	429,443	961	430,404
Deferred income tax assets—noncurrent	19,917	(260)	19,657
Total assets	538,522	701	539,223
Accounts payable	105,981	(1,396)	104,585
Accrued liabilities	39,590	984	40,574
Total current liabilities	148,919	(412)	148,507
Total liabilities	605,586	(412)	605,174
Accumulated deficit	(67,799)	1,113	(66,686)
Total Global Brass and Copper Holdings, Inc. stockholders’ deficit	(70,422)	1,113	(69,309)
Total deficit	(67,064)	1,113	(65,951)
Total liabilities and deficit	538,522	701	539,223

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

	As Previously Reported	Adjustment	As Revised
Consolidated Statement of Operations
	Three Months Ended June 30, 2012
Cost of sales	$371,213	$(1,355)	$369,858
Gross profit	45,766	1,355	47,121
Operating income	7,801	1,355	9,156
Loss before benefit from income taxes and equity income	(22,418)	1,355	(21,063)
Benefit from income taxes	(1,247)	276	(971)
Loss before equity income	(21,171)	1,079	(20,092)
Net loss	(20,970)	1,079	(19,891)
Net loss attributable to Global Brass and Copper Holdings, Inc.	(21,084)	1,079	(20,005)
Net loss attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$(1.00)	$0.05	$(0.95)
Consolidated Statement of Operations
	Six Months Ended June 30, 2012
Cost of sales	$763,914	$(619)	$763,295
Gross profit	96,456	619	97,075
Operating income	40,568	619	41,187
Income before provision for income taxes and equity income	289	619	908
Provision for income taxes	7,221	6	7,227
Loss before equity income	(6,932)	613	(6,319)
Net loss	(6,457)	613	(5,844)
Net loss attributable to Global Brass and Copper Holdings, Inc.	(6,625)	613	(6,012)
Net loss attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$(0.31)	$0.03	$(0.28)
Consolidated Statement of Comprehensive Loss
	Three Months Ended June 30, 2012
Net loss	$(20,970)	$1,079	$(19,891)
Comprehensive loss	(21,113)	1,079	(20,034)
Comprehensive loss attributable to Global Brass and Copper Holdings, Inc.	(21,232)	1,079	(20,153)
Consolidated Statement of Comprehensive Loss
	Six Months Ended June 30, 2012
Net loss	$(6,457)	$613	$(5,844)
Comprehensive loss	(6,580)	613	(5,967)
Comprehensive loss attributable to Global Brass and Copper Holdings, Inc.	(6,770)	613	(6,157)

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

	As Previously Reported	Adjustment	As Revised
Consolidated Statement of Changes in Deficit
	Six Months Ended June 30, 2012
Net loss	$(6,457)	$613	$(5,844)
Net loss attributable to Global Brass and Copper Holdings, Inc.	(6,625)	613	(6,012)
Accumulated deficit—Balance, June 30, 2012	(67,799)	1,113	(66,686)
Total Global Brass and Copper Holdings, Inc. stockholders’ deficit—Balance, June 30, 2012	(70,422)	1,113	(69,309)
Total deficit—Balance, June 30, 2012	(67,064)	1,113	(65,951)

Recently Issued and Recently Adopted Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This guidance requires entities to provide disclosures about items that are required by U.S. GAAP to be reclassified from accumulated other comprehensive income (“AOCI”) to net income in their entirety in the same reporting period. The disclosure includes the amount of the reclassification and identifies the line item on the statement where net income is presented that is affected by the reclassification. For other items reclassified from AOCI, the disclosure cross-references to other disclosures where additional details about their effects are disclosed. This guidance is effective for reporting periods beginning after December 15, 2012. The adoption of this guidance in the first quarter of 2013 did not have a material effect on the Company’s consolidated financial statements and disclosures.

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. This guidance requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This guidance does not amend existing guidance on when it is appropriate to offset. In January 2013, the FASB issued ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which limits the scope of ASU 2011-11 to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending arrangements. The guidance is effective for annual periods beginning January 1, 2013 and interim periods within those annual periods. The Company adopted this guidance in the first quarter of 2013 and has included the required disclosures in note 10, “Derivative Contracts”.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

2.	Inventories

The Company’s inventories are as follows:

	As of
	June 30, 2013	December 31, 2012
Raw materials and supplies	$37,111	$37,766
Work-in-process	83,811	69,286
Finished goods	78,627	67,326

Total inventories	$199,549	$174,378

Inventories include costs attributable to direct labor and manufacturing overhead but are primarily comprised of raw material costs. The material component of inventories that is valued on a last-in, first-out (“LIFO”) basis comprises approximately 72% and 70% of total inventory at June 30, 2013 and December 31, 2012, respectively. Other manufactured inventories, including the non-material components and certain non-U.S. inventories, are valued on a first-in, first-out (“FIFO”) basis. During the second quarter of 2013, the Company reduced the recorded value of inventory by $318. This non-cash, lower of cost or market adjustment was recorded in cost of sales in the accompanying consolidated statement of operations.

If all inventories had been valued at period-end market values, inventories would have been approximately $303,937 and $319,282 at June 30, 2013 and December 31, 2012, respectively.

3.	Prepaid Expenses and Other Current Assets

The Company’s prepaid expenses and other current assets are as follows:

	As of
	June 30, 2013	December 31, 2012
Collateral on deposit—commodity derivative contracts	$267	$767
Commodity derivative contracts	458	548
Deferred expense	12,003	—
Loss fund payments—workers’ compensation	6,883	6,968
Prepaid insurance	2,131	1,261
Prepaid tooling	1,604	764
Other	1,746	1,833

Total prepaid expenses and other current assets	$25,092	$12,141

4.	Goodwill

On January 31, 2008, the Company, through its Chase reportable segment, acquired certain assets of the brass business of Bolton Metals Product Company (“Bolton”). As of June 30, 2013 and December 31, 2012, the carrying value of goodwill was $4,399. All goodwill is assigned to Chase, which is the Company’s applicable reporting unit for purposes of testing goodwill

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

impairment. The Bolton acquisition is treated as an asset acquisition for tax purposes. As of June 30, 2013, $2,025 of goodwill is expected to be deductible for tax purposes.

5.	Investment in Joint Venture

The Company owns a 50% interest in Dowa—Olin Metal Corporation (“Dowa”), a joint venture based in Japan. The Company accounts for Dowa under the equity method of accounting. Due to the timing of the receipt of available financial information, the results of Dowa are recorded on a one-month lag basis.

In November 2007, the equity investment in Dowa, which was purchased as part of the metals business acquired from Olin Corporation, was recorded at a carrying value of zero as a result of the bargain purchase event recognized under the purchase method of accounting for the acquisition, creating a negative basis difference of $9,416. Based on management’s estimate as to the underlying commercial utility of the alloys that Dowa manufactured and sold at the date of acquisition, the negative basis difference is being accreted on a straight-line basis over a 13-year period as an increase to equity earnings. Accretion of the negative basis difference of $362 was reflected in equity income, net of tax in the accompanying consolidated statements of operations for each of the six months ended June 30, 2013 and 2012. At June 30, 2013 and December 31, 2012, the remaining negative basis difference was $5,373 and $5,735, respectively.

No cash dividends were received from Dowa during the six months ended June 30, 2013. During the six months ended June 30, 2012, the Company received cash dividends from Dowa of $500, which were recorded as a reduction in the Company’s investment in Dowa. During the six months ended June 30, 2013 and 2012, the Company recorded equity income, net of tax of $860 and $475, respectively, including $362 of accretion of the negative basis difference in each period. The undistributed earnings of Dowa in GBC’s retained earnings as of June 30, 2013 and December 31, 2012 totaled $922 and $62, respectively.

6.	Other Noncurrent Assets

Other noncurrent assets consisted of the following:

	As of
	June 30, 2013	December 31, 2012
Deferred financing fees, net	$15,852	$17,082
Utility and other deposits	942	668
Interest rate cap agreements	—	1
Other	—	4

Total other noncurrent assets	$16,794	$17,755

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

7.	Accrued Liabilities

Accrued liabilities consisted of the following:

	As of
	June 30, 2013	December 31, 2012
Personnel expense	$15,727	$20,872
Workers’ compensation	15,281	15,754
Deferred revenue	11,952	—
Professional fees	870	2,145
Insurance	2,150	2,253
Utilities	1,607	1,844
Taxes	1,097	1,745
Tooling	712	686
Other	3,289	3,125

Total accrued liabilities	$52,685	$48,424

8.	Financing

Long-term debt consisted of the following:

	As of
	June 30, 2013	December 31, 2012
ABL Facility	$56,000	$14,522
Senior Secured Notes	375,000	375,000

Total long-term debt	$431,000	$389,522

Senior Secured Notes

On June 1, 2012, GBC issued $375,000 in aggregate principal amount of 9.50% Senior Secured Notes due 2019 (the “Senior Secured Notes”). The Senior Secured Notes mature on June 1, 2019. Interest on the Senior Secured Notes accrues at the rate of 9.50% per annum and is payable semiannually in arrears on June 1 and December 1, commencing on December 1, 2012.

The credit agreement governing the ABL Facility (hereinafter defined) and the indenture governing the Senior Secured Notes (the “Indenture”) limit the ability of GBC and its subsidiaries to dividend or distribute cash to Holdings and to its equityholders, although ordinary course dividends and distributions to meet the limited holding company expenses and related obligations at Holdings of up to $5 million per year are permitted under those agreements. Under the terms of the Indenture, GBC is also permitted to dividend or distribute to Holdings and its equityholders up to 50% of its “Consolidated Net Income” (as such term is used in the Indenture) from April 1, 2012 to the end of GBC’s most recently ended fiscal quarter. All of the net assets of the subsidiaries are restricted except for $28,629, which are permitted dividend distributions under the Indenture.

Pursuant to a registration rights agreement, dated as of June 1, 2012, the Company is required to effect a registered offer to issue registered new notes (with substantially the same terms as the

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

Senior Secured Notes) in exchange for the Senior Secured Notes that the Company issued in a private offering on June 1, 2012. Pursuant to the terms of the registration rights agreement, if the Company had not caused the registration statement for the exchange offer to become effective within 365 days after June 1, 2012, or otherwise failed to comply with the other deadlines in the registration rights agreement, the Company is required to pay additional interest on the Senior Secured Notes equal to 0.25% per annum for each 90 days it is in default, up to a maximum of 0.50% per annum (the “Additional Interest”).

As of June 1, 2013, the registration statement for the exchange offer had not yet become effective, and accordingly, the Company is now required to pay a default rate of 0.25% per annum in addition to the stated rate of 9.50%. The Company filed a Form S-4 Registration Statement under the Securities Act of 1933 on June 10, 2013 and a subsequent amended Form S-4 Registration Statement on July 24, 2013 with respect to the proposed exchange of the Senior Secured Notes. Upon completion of the exchange offer, the Company’s obligation to pay any future Additional Interest will terminate.

ABL Facility

Concurrent with the issuance of the Senior Secured Notes, the Company amended the agreement governing its asset-based revolving loan facility (the “ABL Facility”).

The unused portion of the ABL Facility was $143,500 and $184,978 as of June 30, 2013 and December 31, 2012, respectively. As of June 30, 2013 and December 31, 2012, amounts outstanding under the ABL Facility accrued interest at a rate of 4.25% and 4.50%, respectively.

The ABL Facility has an expiration date of June 1, 2017 and contains various debt covenants to which the Company is subject on an ongoing basis. As of June 30, 2013, the Company was in compliance with all of its covenants under the ABL Facility.

9.	Income Taxes

The effective income tax rate, which is provision for income taxes as a percentage of income before provision for income taxes and equity income, differs from the amount determined by applying the applicable U.S. statutory federal income tax rate to pretax results primarily as a result of the following:

	Six Months Ended June 30,
	2013	2012
Statutory provision rate	35.0%	35.0%

Permanent differences and other items
State tax provision	19.2%	1.2%
Section 199 manufacturing credit	(16.4%)	(0.5%)
Return to provision adjustments / Uncertain tax positions	(2.5%)	(69.0%)
Non-deductible non-cash compensation	169.1%	838.2%
Other	2.0%	(9.0%)

Effective income tax rate	206.4%	795.9%

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

The “Non-deductible non-cash compensation” expense as described further in note 14, “Profits Interest Awards,” is not deductible in the Company’s tax returns and has been reflected as a permanent difference in the effective tax rate reconciliations above.

As of June 30, 2013 and December 31, 2012, the Company had $27,314 and $27,401 respectively, of unrecognized tax benefits, none of which would impact the effective tax rate, if recognized. Estimated interest and penalties related to the underpayment of income taxes were $15 for the six months ended June 30, 2013, and were reduced by $160 for the six months ended June 30, 2012 and are classified as a component of income tax expense in the accompanying consolidated statements of operations. Accrued interest and penalties as of June 30, 2013 and December 31, 2012 were $51 and $35, respectively, inclusive of the estimated interest and penalties mentioned above. The Company’s liability for uncertain tax positions of $27,365 and $27,436 at June 30, 2013 and December 31, 2012, respectively, are presented in other noncurrent liabilities.

The Company is subject to income taxation in several jurisdictions around the world. Management believes that an adequate provision has been made for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. If any issues addressed in the Company’s tax audits are resolved in a manner not consistent with management’s expectations, the Company could be required to adjust its provision for income tax in the period such resolution occurs. Although timing of the resolution and/or closure of audits is not certain, the Company believes it has adequately reserved for any potential tax exposures at June 30, 2013. The Internal Revenue Service completed its examination of the Corporation’s income tax returns through the period ended December 31, 2010. The Company’s U.S. federal returns for the period ended December 31, 2011 and all subsequent periods remain open for audit. The majority of state returns for the period ended September 30, 2010 and all subsequent periods remain open for audit.

10.	Derivative Contracts

The Company maintains a metal, natural gas and electricity pricing risk-management strategy that uses commodity derivative contracts to minimize significant, unanticipated gains or losses and cash fluctuations that may arise from volatility of the commodity indices.

The Company’s commodity derivative contracts consist of delivery contracts matched in quantity, price and maturity to firm price sales orders, in circumstances where physical firm price metal is unavailable, in order to protect sales margins from metal price fluctuations between the firm price sale order date and shipment date.

The prices of natural gas and electricity can be particularly volatile. As a result, our natural gas and electricity costs may fluctuate dramatically. The Company attempts to mitigate short-term volatility in natural gas and electricity costs through the use of derivatives contracts in an effort to offset the effect of increasing costs.

The Company also utilized interest rate cap agreements in compliance with the requirement under its prior senior secured term loan credit facility (the “Term Loan Facility”) to provide that at least 50% of the term loan be subject to a fixed rate or interest rate protection for a period of not less than three years. In June 2012, the Term Loan Facility was repaid and retired. During 2010, the Company entered into three-year interest rate cap agreements that capped the interest rate on

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

$300,000 of the aggregate principal outstanding. The interest rate cap agreements are not designated as an accounting hedge and changes in the fair value of the interest rate cap agreements are recorded as non-cash interest expense.

By using derivative contracts to limit exposures to fluctuations in metal, natural gas and electricity prices and interest rate movements, the Company exposes itself to credit risk and market risk. Credit risk is the risk that the counterparty might fail to fulfill its performance obligations under the terms of the derivative contract. Market risk is the risk that the value of a derivative instrument might be adversely affected by a change in commodity price or interest rates. The Company manages the market risk associated with derivative contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Company only executes derivative instruments with counterparties with investment-grade credit ratings. These counterparties expose the Company to credit risk in the event of non-performance. The amount of such exposure is limited to the fair value of the derivative contract plus the unpaid portion of amounts due to the Company pursuant to terms of the derivative contracts, if any. If a downgrade in the credit rating of these counterparties occurs, management believes that this exposure is mitigated by provisions in the derivative arrangements which allow for the legal right of offset of any amounts due to the Company from the counterparties with any amounts payable to the counterparties by the Company.

The fair values of derivative contracts in the consolidated balance sheet include the impact of netting derivative assets and liabilities when a legally enforceable master netting arrangement exists. The following tables summarize the gross amounts of recognized derivative assets and liabilities, the net amounts presented in the consolidated balance sheet, and the net amounts after deducting collateral that has been deposited with counterparties:

	As of June 30, 2013
				Amounts Not Offset in the Consolidated Balance Sheet
	Gross Amounts of Recognized Assets	Gross Amounts Offset in Consolidated Balance Sheet	Net Amounts of Assets Presented in Consolidated Balance Sheet	Financial Instruments	Cash Collateral Received	Net Amount
Open metal contracts	$1,953	$(1,574)	$379	$—	$—	$379
(334 contracts)
Open electricity contracts	79	—	79	—	—	79
(6 contracts)
Interest rate cap agreements	—	—	—	—	—	—
(2 contracts)

Total	$2,032	$(1,574)	$458	$—	$—	$458

Consolidated balance sheet location:
Prepaid expenses and other current assets		$458

Total		$458

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

				Amounts Not Offset in the Consolidated Balance Sheet
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in Consolidated Balance Sheet	Net Amounts of Liabilities Presented in Consolidated Balance Sheet	Financial Instruments	Cash Collateral Deposited	Net Amount
Open metal contracts	$1,574	$(1,574)	$—	$—	$—	$—
(218 contracts)

Total	$1,574	$(1,574)	$—	$—	$—	$—

Not included in the above table is $267 of collateral included in prepaid expenses and other current assets, which is because collateral is limited to the net amounts of assets or liabilities presented in the consolidated balance sheet.

	As of December 31, 2012
				Amounts Not Offset in the Consolidated Balance Sheet
	Gross Amounts of Recognized Assets	Gross Amounts Offset in Consolidated Balance Sheet	Net Amounts of Assets Presented in Consolidated Balance Sheet	Financial Instruments	Cash Collateral Received	Net Amount
Open metals contracts	$603	$(224)	$379	$—	$—	$379
(208 contracts)
Open natural gas contracts	2	—	2	—	—	2
(6 contracts)
Open electricity contracts	169	(2)	167	—	—	167
(17 contracts)
Interest rate cap agreements	1	—	1	—	—	1
(2 contracts)

Total	$775	$(226)	$549	$—	$—	$549

Consolidated balance sheet location:
Prepaid expenses and other current assets		$548
Other noncurrent assets		1

Total		$549

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

				Amounts Not Offset in the Consolidated Balance Sheet
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in Consolidated Balance Sheet	Net Amounts of Liabilities Presented in Consolidated Balance Sheet	Financial Instruments	Cash Collateral Deposited	Net Amount
Open metals contracts	$224	$(224)	$—	$—	$—	$—
(85 contracts)
Open electricity contracts	2	(2)	—	—	—	—
(1 contract)

Total	$226	$(226)	$—	$—	$—	$—

Not included in the above table is $767 of collateral included in prepaid expenses and other current assets, which is because collateral is limited to the net amounts of assets or liabilities presented in the consolidated balance sheet.

The following table summarizes the effects of derivative contracts in the consolidated statements of operations:

	Six Months Ended June 30,
	2013	2012
Cost of sales
Realized and unrealized gain—metal contracts	$651	$504
Realized and unrealized (loss) gain—natural gas contracts	(2)	69
Realized and unrealized loss—electricity contracts	(85)	(35)

Total	$564	$538

Interest expense
Unrealized loss—interest rate cap agreements	$(1)	$(146)

11.	Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements but does not change existing guidance as to whether or not an instrument is carried at fair value. This guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. In accordance with this guidance, fair value measurements are classified under the following hierarchy:

•	Level 1—Quoted prices for identical instruments in active markets.

•

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

•	Level 3—Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

The following tables provide the hierarchy of inputs used to derive the fair value of the Company’s assets at fair value on a recurring basis as of June 30, 2013 and December 31, 2012:

	As of June 30, 2013
	Level 1	Level 2	Level 3	Total
Open metal contracts	$—	$379	$—	$379
Open electricity contracts	—	79	—	79

Total assets	$—	$458	$—	$458

	As of December 31, 2012
	Level 1	Level 2	Level 3	Total
Open metal contracts	$—	$379	$—	$379
Open natural gas contracts	—	2	—	2
Open electricity contracts	—	167	—	167
Interest rate cap agreements	—	1	—	1

Total assets	$—	$549	$—	$549

In accordance with ASC 820, the Company determines the fair value of its interest rate agreement and commodity derivative contracts using Level 2 inputs.

The Company’s metal, natural gas and electricity commodity derivative contracts are considered Level 2 as fair value measurements consist of both quoted price inputs and inputs provided by a third party that are derived principally from or corroborated by observable market data by correlation. These assumptions include, but are not limited to, those concerning interest rates, credit rates, discount rates, default rates and other factors. All derivative commodity contracts have a set term of 24 months or less.

The Company’s interest rate cap agreements are considered Level 2 fair value measurements as the pricing is derived from discounting the future expected cash flows that would occur if variable interest rates rise above the strike rates of the caps. The variable interest rates used in the calculation of projected cash flows on the caps are based on an expectation of future interest rates derived from observable market interest rate curves (LIBOR forward curves) and volatilities that are observable at commonly quoted intervals.

The Company does not hold assets or liabilities requiring a Level 3 measurement and there have not been any transfers between the hierarchy levels during 2013 or 2012.

For purposes of financial reporting, the Company has determined that the carrying value of cash, accounts receivable, accounts payable, and accrued expenses approximates fair value due to the short maturities of these instruments. Additionally, given the revolving nature and the variable interest rates, the Company has determined that the carrying value of the ABL Facility also approximates fair value. As of June 30, 2013, the fair value of the Company’s Senior Secured Notes approximated $401,250. The fair value of the Senior Secured Notes was based upon quotes from financial institutions (Level 2 in the fair value hierarchy as defined by ASC 820).

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

12.	Related Parties

KPS Special Situations Fund II, L.P., KPS Special Situations Fund II (A), L.P., KPS Special Situations Fund III, L.P. and KPS Special Situations Fund III (A), L.P. (together, “KPS Funds”) are majority shareholders of Halkos. As of June 30, 2013, Halkos owned 61.5% of the outstanding shares of Holdings.

The Company and affiliates of KPS Funds entered into an agreement whereby affiliates of KPS Funds charge the Company for services of their personnel engaged in line or staff functions relating specifically to the operations of the Company (the “Management Services Agreement”). In May 2013, in connection with the IPO, the Company terminated the Management Services Agreement prior to the expiration of the initial term and was required to pay the affiliates of KPS Funds an early termination fee equal to the value of the advisory fee that would have otherwise been payable to the affiliates of KPS Funds through the end of the Management Services Agreement. The Company paid $4,500 to the affiliates of KPS Funds related to the Company’s early termination and all unpaid management advisory fees. The total charges, which are included in selling, general and administrative expenses, were $4,750 for the six months ended June 30, 2013 and $500 for the six months ended June 30, 2012. As of December 31, 2012, $250 of these charges were accrued for in accrued liabilities. Additionally, pursuant to the Management Services Agreement, the Company is required to reimburse the affiliates of KPS Funds for all reasonable costs and expenses incurred in connection with the services provided. These costs were $18 and $62 for the six months ended June 30, 2013 and 2012, respectively.

The Company and KPS Funds entered into an agreement dated October 18, 2011 whereby the KPS Funds agreed to reimburse the Company for specific incremental costs directly attributable to an offering of equity securities (the “KPS Reimbursement Obligation”). As of December 31, 2012, the Company had recorded $4,875 as a receivable from stockholder pertaining to the KPS Reimbursement Obligation. Pursuant to the completion of the Company’s initial public offering, KPS Funds reimbursed the Company all amounts owed in connection with the KPS Reimbursement Obligation.

13.	Commitments and Contingencies

Environmental Considerations

The Company is subject to a variety of environmental laws and regulations governing discharges to air and water, the handling, storage and disposal of hazardous or solid waste materials and the remediation of contamination associated with releases of hazardous substances. Although the Company believes it is in material compliance with all of the various regulations applicable to its business, there can be no assurance that requirements will not change in the future or that the Company will not incur significant cost to comply with such requirements. The Company employs responsible personnel at each facility, along with various environmental engineering consultants from time to time to assist with ongoing management of environmental, health and safety requirements. Management expenses environmental costs related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures that extend the life of the related property are capitalized. The Company determines its liability on a location by location basis and records a liability at the time it is deemed probable and can be reasonably estimated. The Company is currently not aware of any environmental matters which may have a material impact on the Company’s financial position, results of operations, or liquidity.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

On November 19, 2007 (the date of inception of GBC), the Company acquired the assets and operations relating to the worldwide metals business of Olin Corporation. Olin Corporation agreed to retain liability arising out of the existing conditions on certain of our properties for any remedial actions required by environmental laws, and agreed to indemnify the Company for all or part of a number of other environmental liabilities. Since 2007, Olin Corporation has been performing remedial actions at the facilities in East Alton, Illinois and Waterbury, Connecticut, and has been participating in remedial actions at certain other properties as well. If Olin Corporation were to stop its environmental remedial activities at the Company’s properties, the Company could be required to assume responsibility for these activities, the cost of which could be material.

Insurance Coverage

The Company maintains Comprehensive Medical Plans for employees of GBC and its subsidiaries (the “Plans”) to provide health insurance for eligible employees on a self-insured basis. The Plans are covered by a stop loss policy for those benefits provided on a self-insured basis with a deductible of $275 per occurrence for all GBC employees, except for employees of our Chase Brass division, which has a deductible of $100 per occurrence. The policy for our Chase Brass division also has a specific stop loss maximum resulting in the Company being responsible for paying the amount in excess of $2,000 per occurrence.

The Company is self-insured for workers’ compensation claims assumed from its predecessor company for activity prior to November 19, 2007. Workers’ compensation claims relating to activity after November 19, 2007 are covered by a loss funding insurance arrangement whereby the Company makes a fixed payment to the insurer which is used to pay submitted claims. The Company is self-insured for annual workers’ compensation costs relating to activity after November 19, 2007 of up to $500 per occurrence.

Legal Considerations

The Company is party to various legal proceedings arising in the ordinary course of business. The Company believes that none of its lawsuits are individually material or that the aggregate exposure of all of its lawsuits, including those that are probable and those that are only reasonably possible, is material to its financial condition, results of operations or cash flows.

14.	Profits Interest Awards

Halkos has granted, pursuant to the Halkos Equity Plan, non-voting membership interests to select members of the Company’s management titled “Class B Shares.” The Class B Shares are profits interests in Halkos.

Certain members of the Company’s management may receive distributions from Halkos to the extent their Class B Shares were vested. During the six months ended June 30, 2013 and 2012, GBC executives received $8,902 and $19,517, respectively. These distributions were accounted for by GBC as non-cash compensation expense with a corresponding increase in additional paid-in capital in the period in which the distributions were determined to be probable.

In June 2013, Halkos modified its Amended and Restated Limited Liability Company Agreement to (i) eliminate its right to acquire all or a portion of the Class B Shares for less than fair market value for certain specifically identified employees and (ii) eliminate its right to acquire all or a portion of

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

the Class B Shares for less than fair market value upon either (a) voluntary termination of employment without good reason or (b) breach of confidentiality or non-compete provisions subsequent to terminating employment for all other Class B Share award recipients. This modification to the Halkos Amended and Restated Limited Liability Company Agreement triggered the recognition of additional non-cash compensation expense reflecting the fair value of vested Class B Shares as of the date of modification. The observable market price of the Company’s publicly traded shares was used to determine the fair value of the Class B Shares. In June 2013, the Company recognized $20,369 of incremental non-cash compensation as a result of the modification.

15.	Segment Information

The Company’s Chief Operating Decision Maker allocates resources and evaluates performance at the divisional level. As such, the Company has determined that it has three reportable segments: Olin Brass, Chase and Oster.

Olin Brass is a leading manufacturer and converter of copper and brass sheet, strip and fabricated products. Olin Brass also rerolls and forms other alloys such as stainless, carbon steel and aluminum. Olin Brass’s products are used in five primary end markets: building and housing, munitions, automotive, coinage, and electronics/electrical components.

Chase is a leading manufacturer of brass rod in North America. Chase primarily manufactures brass rod, including round and other shapes, ranging from 1/4 inch to 4.5 inches in diameter. The key attributes of brass rod include its machinability, corrosion resistance and moderate strength, such as valves and fittings. Brass rod is generally manufactured from copper or copper-alloy scrap. Chase produces brass rod used in production applications which can be grouped into four primary end markets: building and housing, transportation, electronics/electrical components and industrial machinery and equipment.

Oster is a processing distributor of copper and copper-alloy sheet, strip and foil. Oster operates six strategically-located service centers in the United States, Puerto Rico and Mexico. Each Oster service center reliably provides a broad range of high quality products at quick lead-times in small quantities. These capabilities, combined with Oster’s operations of precision slitting, hot tinning, traverse winding, cutting, edging and special packaging, provide value to a broad customer base. Oster’s products are used in three primary end markets: building and housing, automotive and electronics/electrical components.

The Chief Operating Decision Maker evaluates performance and determines resource allocations based on a number of factors, the primary performance measure being Segment Adjusted EBITDA.

Segment Adjusted EBITDA is an EBITDA based measure of operating performance, with EBITDA being defined by the Company as net income before depreciation and amortization, interest expense, and income taxes. The Company defines Segment Adjusted EBITDA as EBITDA further adjusted to remove the impacts of inventory values for LIFO and lower of cost or market charges, the cost of terminating certain collateral hedges, unrealized mark to market gains and losses on derivative instruments, non-cash compensation expense, share-based compensation expense, loss on extinguishment of debt and non-cash income accretion related to the Company’s joint venture investment, each of which are excluded because management believes they are not indicative of the ongoing performance of the Company’s core operations. Corporate and Other includes compensation for corporate executives and officers, corporate office and administrative

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

salaries, and professional fees for accounting, tax and legal services. Corporate and Other also includes interest expense, state and Federal income taxes, overhead costs that management has not allocated to our operating segments and the elimination of intercompany balances.

Below is a reconciliation of the Company’s Segment Adjusted EBITDA to income before provision for income taxes and equity income:

			Six Months Ended June 30,
			2013	2012
Net Sales, External Customers
Olin Brass			$403,065	$332,090
Chase			339,179	354,609
Oster			164,196	173,671

Total net sales, external customers			$906,440	$860,370

Intersegment Net Sales
Olin Brass			$28,548	$25,107
Chase			7	302
Oster			108	22

Total intersegment net sales			$28,663	$25,431

Segment Adjusted EBITDA
Olin Brass			$27,683	$23,751
Chase			37,835	37,191
Oster			8,853	10,428

Total segment adjusted EBITDA			74,371	71,370
Corporate and Other			(14,327)	(9,429)
Loss on extinguishment of debt			—	(19,612)
Depreciation and amortization			(3,981)	(3,205)
Interest expense			(19,834)	(19,958)
Equity method investment income	(A	)	(498)	(113)
Net income attributable to noncontrolling interest			159	168
Lower of cost or market adjustment to inventory			(318)	—
(Loss) gain on derivative contracts			(62)	1,204
Share-based compensation expense			(181)	—
Compensation expense—profits interest awards			(29,271)	(19,517)

Income before provision for income taxes and equity income			$6,058	$908

(A)	Excludes accretion income of $362 in each of the six months ended June 30, 2013 and 2012. Equity method investment income is exclusive to Olin Brass.

16.	Earnings Per Share

Basic earnings per share is computed based on the weighted-average number of common shares outstanding and diluted earnings per share is computed based on the weighted-average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had potentially dilutive common shares been issued. Potentially dilutive securities

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

include stock options and nonvested share awards. Nonvested performance-based share awards are included in the average diluted shares outstanding for each period if established performance criteria have been met at the end of the respective periods.

The following table sets forth the computation of basic and diluted earnings per share attributable to the Company:

	Six Months Ended June 30,
	2013	2012
Numerator
Net loss attributable to Global Brass and Copper Holdings, Inc.	$(5,744)	$(6,012)

Denominator
Weighted-average common shares outstanding	21,110,000	21,110,000
Effect of potentially dilutive securities:
Stock options and nonvested share awards	—	—

Weighted-average common shares outstanding, assuming dilution	21,110,000	21,110,000

Net loss attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$(0.27)	$(0.28)
Diluted	$(0.27)	$(0.28)

In the second quarter of 2013, the Company granted 104,444 options to purchase shares of common stock, 136,080 nonvested shares of restricted stock, and 98,441 nonvested performance-based shares to certain members of the Company’s management and its Board of Directors. For the six months ended June 30, 2013, the dilutive effect of 4,278 shares of nonvested restricted stock was excluded from the earnings per share calculation as they would be anti-dilutive given the loss in the period.

17.	Stock Split

On April 10, 2013 the Company’s Board of Directors authorized a 211,100-to-1 stock split to be effected after the effective date of the Company’s Form S-1 Registration Statement and prior to the completion of the Company’s initial public offering. On May 29, 2013 the Company completed its initial public offering of 8,050,000 shares of its common stock at a price of $11.00 per share. The share numbers and per share amounts disclosed in the consolidated financial statements and notes to consolidated financial statements have been retroactively adjusted to give effect to the stock split.

The balance sheets have been retroactively adjusted for the impact of the stock split by an increase to common stock of $211 with an offsetting charge to accumulated deficit.

18.	Condensed Consolidating Financial Information

In June 2012, Holdings (presented as “Parent” in the following tables), through its wholly-owned principal operating subsidiary, GBC (presented as “Issuer” in the following tables), issued Senior Secured Notes as further described in note 8, “Financing”. The Senior Secured Notes are jointly

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

and severally guaranteed on a senior secured basis by Holdings and substantially all existing 100%-owned U.S. subsidiaries of GBC and any future restricted subsidiaries (which are set forth in more detail in the Indenture) who guarantee or incur certain types of Permitted Debt under the Indenture (collectively, the “Guarantors”). The guarantees are full and unconditional, except that a Guarantor can be automatically released and relieved of its obligations under certain customary provisions contained in the Indenture. Under these customary provisions, a Guarantor is automatically released from its obligations as a guarantor upon the sale of the Guarantor or substantially all of its assets to a third party, the designation of the Guarantor as an unrestricted subsidiary in accordance with the terms of the Indenture, the release or discharge of all guarantees by such Guarantor and the repayment of all indebtedness, or upon the Issuer’s exercise of its legal defeasance option or covenant defeasance option or if the obligations under the Indenture are discharged in accordance with the terms of the Indenture. All other subsidiaries of GBC, whether direct or indirect, do not guarantee the Senior Secured Notes (collectively, the “Non-Guarantors”).

Holdings is also a guarantor of the ABL Facility and substantially all of its 100%-owned U.S. subsidiaries are borrowers under, or guarantors of, the ABL Facility on a senior secured basis.

The following condensed consolidating financial information presents the financial position, results of operations, comprehensive income and cash flows of (1) the Parent, (2) the Issuer, (3) the Guarantors, (4) the Non-Guarantors and (5) eliminations to arrive at the information for the Company on a consolidated basis. The condensed consolidating financial information presented below is not necessarily indicative of the financial position, results of operations, comprehensive income or cash flows of the Parent, the Issuer, the Guarantors or the Non-Guarantors on a stand-alone basis.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

	Condensed Consolidating Balance Sheet As of June 30, 2013
	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash	$—	$34,457	$—	$4,207	$(4,654)	$34,010
Accounts receivable, net of allowance	—	4,815	182,082	16,443	—	203,340
Inventories	—	—	181,937	17,902	(290)	199,549
Prepaid expenses and other current assets	—	10,030	14,925	195	(58)	25,092
Deferred income taxes	—	31,760	—	—	—	31,760
Income tax receivable	—	2,147	—	—	—	2,147

Total current assets	—	83,209	378,944	38,747	(5,002)	495,898
Property, plant and equipment, net	—	985	73,999	346	—	75,330
Investment in joint venture	—	—	2,168	—	—	2,168
Investment in subsidiaries	—	591,583	19,336	—	(610,919)	—
Intercompany accounts	—	—	253,943	—	(253,943)	—
Goodwill	—	—	4,399	—	—	4,399
Intangible assets, net	—	—	787	—	—	787
Deferred income taxes	—	6,826	—	—	—	6,826
Other noncurrent assets	—	15,878	916	—	—	16,794

Total assets	$—	$698,481	$734,492	$39,093	$(869,864)	$602,202

Liabilities and (deficit) / equity
Current liabilities:
Accounts payable	$—	$290	$108,410	$3,283	$(5,002)	$106,981
Accrued liabilities	—	17,494	34,455	736	—	52,685
Accrued interest	—	3,395	—	—	—	3,395
Income taxes payable	—	39	44	251	—	334

Total current liabilities	—	21,218	142,909	4,270	(5,002)	163,395
Long-term debt	—	431,000	—	—	—	431,000
Other noncurrent liabilities	—	27,678	—	—	—	27,678
Obligations and advances in excess of investment in subsidiary	16,502	—	—	—	(16,502)	—
Intercompany accounts	7,145	235,087	—	11,711	(253,943)	—

Total liabilities	23,647	714,983	142,909	15,981	(275,447)	622,073

Commitments and contingencies	—	—	—	—	—	—
Global Brass and Copper Holdings, Inc. stockholder’s (deficit) / equity	(23,647)	(16,502)	591,583	19,336	(594,417)	(23,647)
Noncontrolling interest	—	—	—	3,776	—	3,776

Total (deficit) / equity	(23,647)	(16,502)	591,583	23,112	(594,417)	(19,871)

Total liabilities and (deficit) / equity	$—	$698,481	$734,492	$39,093	$(869,864)	$602,202

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

	Condensed Consolidating Balance Sheet As of December 31, 2012
	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash	$—	$8,537	$—	$5,446	$(121)	$13,862
Accounts receivable, net of allowance	—	4,630	144,533	15,154	—	164,317
Inventories	—	343	158,713	15,885	(563)	174,378
Prepaid expenses and other current assets	—	9,229	2,600	312	—	12,141
Deferred income taxes	—	33,465	—	—	—	33,465
Income tax receivable, net	—	1,656	—	—	(356)	1,300

Total current assets	—	57,860	305,846	36,797	(1,040)	399,463
Property, plant and equipment, net	—	1,154	69,646	327	—	71,127
Investment in joint venture	—	—	2,972	—	—	2,972
Investment in subsidiaries	—	522,912	19,850	—	(542,762)	—
Intercompany accounts	—	—	223,081	—	(223,081)	—
Goodwill	—	—	4,399	—	—	4,399
Intangible assets, net	—	—	839	—	—	839
Deferred income taxes	—	6,138	—	—	—	6,138
Other noncurrent assets	—	17,115	640	—	—	17,755

Total assets	$—	$605,179	$627,273	$37,124	$(766,883)	$502,693

Liabilities and (deficit) / equity
Current liabilities:
Accounts payable	$—	$1,398	$77,390	$2,910	$(121)	$81,577
Accrued liabilities	—	20,592	26,971	861	—	48,424
Accrued interest	—	3,287	—	—	—	3,287
Income taxes payable	—	248	—	356	(356)	248

Total current liabilities	—	25,525	104,361	4,127	(477)	133,536
Long-term debt	—	389,522	—	—	—	389,522
Other noncurrent liabilities	—	27,436	—	—	—	27,436
Obligations and advances in excess of investment in subsidiary	42,522	—	—	—	(42,522)	—
Intercompany accounts	8,829	205,218	—	9,597	(223,644)	—

Total liabilities	51,351	647,701	104,361	13,724	(266,643)	550,494

Commitments and contingencies	—	—	—	—	—	—
Global Brass and Copper Holdings, Inc. stockholder’s (deficit) / equity	(51,351)	(42,522)	522,912	19,850	(500,240)	(51,351)
Noncontrolling interest	—	—	—	3,550	—	3,550

Total (deficit) / equity	(51,351)	(42,522)	522,912	23,400	(500,240)	(47,801)

Total liabilities and (deficit) / equity	$—	$605,179	$627,273	$37,124	$(766,883)	$502,693

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

	Condensed Consolidating Statement of Operations Six Months Ended June 30, 2013
	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$872,130	$48,498	$(14,188)	$906,440
Cost of sales	—	116	777,054	44,842	(14,188)	807,824

Gross profit	—	(116)	95,076	3,656	—	98,616
Selling, general and administrative expenses	5,188	28,856	37,056	1,433	—	72,533

Operating income (loss)	(5,188)	(28,972)	58,020	2,223	—	26,083
Interest expense	—	19,834	—	—	—	19,834
Other (income) expense, net	—	187	(83)	87	—	191

Income (loss) before provision for (benefit from) income taxes and equity income (loss)	(5,188)	(48,993)	58,103	2,136	—	6,058
Provision for (benefit from) income taxes	(1,997)	(9,953)	23,690	763	—	12,503

Income (loss) before equity income (loss)	(3,191)	(39,040)	34,413	1,373	—	(6,445)
Equity income (loss), net of tax	(2,553)	36,487	2,074	—	(35,148)	860

Net income (loss)	(5,744)	(2,553)	36,487	1,373	(35,148)	(5,585)
Less: Net income attributable to noncontrolling interest	—	—	—	159	—	159

Net income (loss) attributable to Global Brass and Copper Holdings, Inc.	$(5,744)	$(2,553)	$36,487	$1,214	$(35,148)	$(5,744)

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

	Condensed Consolidating Statement of Operations Six Months Ended June 30, 2012
	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$829,135	$44,619	$(13,384)	$860,370
Cost of sales	—	(1,905)	738,120	40,464	(13,384)	763,295

Gross profit	—	1,905	91,015	4,155	—	97,075
Selling, general and administrative expenses	735	21,812	32,044	1,297	—	55,888

Operating income (loss)	(735)	(19,907)	58,971	2,858	—	41,187
Interest expense (income)	—	19,961	(3)	—	—	19,958
Loss on extinguishment of debt	—	19,612	—	—	—	19,612
Other (income) expense, net	—	597	251	(139)	—	709

Income (loss) before provision for (benefit from) income taxes and equity income (loss)	(735)	(60,077)	58,723	2,997	—	908
Provision for (benefit from) income taxes	(283)	(19,161)	26,662	9	—	7,227

Income (loss) before equity income (loss)	(452)	(40,916)	32,061	2,988	—	(6,319)
Equity income (loss), net of tax	(5,560)	35,356	3,295	—	(32,616)	475

Net income (loss)	(6,012)	(5,560)	35,356	2,988	(32,616)	(5,844)
Less: Net income attributable to noncontrolling interest	—	—	—	168	—	168

Net income (loss) attributable to Global Brass and Copper Holdings, Inc.	$(6,012)	$(5,560)	$35,356	$2,820	$(32,616)	$(6,012)

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

	Condensed Consolidating Statement of Comprehensive Income (Loss) Six Months Ended June 30, 2013
	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net income (loss)	$(5,744)	$(2,553)	$36,487	$1,373	$(35,148)	$(5,585)
Foreign currency translation adjustment, net of tax	(879)	(879)	(1,462)	209	2,199	(812)

Comprehensive income (loss)	(6,623)	(3,432)	35,025	1,582	(32,949)	(6,397)
Less: Comprehensive income attributable to noncontrolling interest	—	—	—	226	—	226

Comprehensive income (loss) attributable to Global Brass and Copper Holdings, Inc.	$(6,623)	$(3,432)	$35,025	$1,356	$(32,949)	$(6,623)

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

	Condensed Consolidating Statement of Comprehensive Income (Loss) Six Months Ended June 30, 2012
	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net income (loss)	$(6,012)	$(5,560)	$35,356	$2,988	$(32,616)	$(5,844)
Foreign currency translation adjustment, net of tax	(145)	(145)	(222)	799	(410)	(123)

Comprehensive income (loss)	(6,157)	(5,705)	35,134	3,787	(33,026)	(5,967)
Less: Comprehensive income attributable to noncontrolling interest	—	—	—	190	—	190

Comprehensive income (loss) attributable to Global Brass and Copper Holdings, Inc.	$(6,157)	$(5,705)	$35,134	$3,597	$(33,026)	$(6,157)

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

	Condensed Consolidating Statement of Cash Flows Six Months Ended June 30, 2013
	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net cash provided by (used in) operating activities	$—	$(15,558)	$8,103	$935	$(11,408)	$(17,928)
Cash flows from investing activities
Capital expenditures	—	—	(8,268)	(37)	—	(8,305)
Payable to subsidiaries	(4,875)	—	—	—	4,875	—
Proceeds from sale of property, plant and equipment	—	—	165	4	—	169

Net cash provided by (used in) investing activities	(4,875)	—	(8,103)	(33)	4,875	(8,136)
Cash flows from financing activities
Borrowings on ABL Facility	—	229,787	—	—	—	229,787
Payments on ABL Facility	—	(188,309)	—	—	—	(188,309)
Distribution to stockholder	—	—	—	(2,000)	2,000	—
Net payments (amounts due) from stockholder	4,875	—	—	—	—	4,875

Net cash provided by (used in) financing activities	4,875	41,478	—	(2,000)	2,000	46,353
Effect of foreign currency exchange rate changes	—	—	—	(141)	—	(141)

Net increase (decrease) in cash	—	25,920	—	(1,239)	(4,533)	20,148
Cash at beginning of period	—	8,537	—	5,446	(121)	13,862

Cash at end of period	$—	$34,457	$—	$4,207	$(4,654)	$34,010

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

	Condensed Consolidating Statement of Cash Flows Six Months Ended June 30, 2012
	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net cash provided by (used for) operating activities	$73,624	$25,672	$6,649	$(999)	$(74,609)	$30,337
Cash flows from investing activities
Capital expenditures	—	(549)	(6,655)	(18)	—	(7,222)
Capital distributions from subsidiary	86,376	—	—		(86,376)	—
Payable to subsidiaries	2,161	—	—	—	(2,161)	—
Proceeds from sale of property, plant and equipment	—	—	6	—	—	6

Net cash provided by (used in) investing activities	88,537	(549)	(6,649)	(18)	(88,537)	(7,216)
Cash flows from financing activities
Deferred financing fees	—	(12,926)	—	—	—	(12,926)
Proceeds from senior secured notes	—	375,000	—	—	—	375,000
Payments on term loan	—	(310,875)	—	—	—	(310,875)
Borrowings on ABL Facility	—	81,586	—	—	—	81,586
Payments on ABL Facility	—	(30,913)	—	—	—	(30,913)
Distribution to stockholder	(160,000)	(160,000)	—	—	160,000	(160,000)
Amounts due from stockholder	(2,161)	—	—	—	—	(2,161)

Net cash used in financing activities	(162,161)	(58,128)	—	—	160,000	(60,289)
Effect of foreign currency exchange rate changes	—	—	—	(207)	—	(207)

Net decrease in cash	—	(33,005)	—	(1,224)	(3,146)	(37,375)

Cash at beginning of period	—	45,302	—	4,648	(413)	49,537
Cash at end of period	$—	$12,297	$—	$3,424	$(3,559)	$12,162

Report of Independent Registered Public Accounting Firm

To the Board of Directors

and the Stockholder of

Global Brass and Copper Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income, of changes in (deficit)/equity and of cash flows present fairly, in all material respects, the financial position of Global Brass and Copper Holdings, Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express opinions on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chicago, Illinois

March 29, 2013, except for Note 19 and the effects of the stock split discussed in Note 20 to the consolidated financial statements, as to which the date is June 10, 2013

Global Brass and Copper Holdings, Inc.

Consolidated Balance Sheets

	As of December 31,
(In thousands, except share data)	2012	2011
Assets
Current assets:
Cash	$13,862	$49,537
Accounts receivable (net of allowance of $1,408 and $2,067 at December 31, 2012 and 2011, respectively)	164,317	161,715
Inventories	174,378	185,947
Prepaid expenses and other current assets	12,141	19,912
Deferred income taxes	33,465	29,027
Income tax receivable, net	1,300	5,046

Total current assets	399,463	451,184
Property, plant and equipment, net	71,127	57,556
Investment in joint venture	2,972	3,507
Goodwill	4,399	4,399
Intangible assets, net	839	951
Deferred income taxes	6,138	19,970
Other noncurrent assets	17,755	11,173

Total assets	$502,693	$548,740

Liabilities and (deficit)/equity
Current liabilities:
Current maturities of long-term debt	$—	$31,880
Accounts payable	81,577	77,888
Accrued liabilities	48,424	48,604
Accrued interest	3,287	4,069
Income tax payable	248	300

Total current liabilities	133,536	162,741
Long-term debt	389,522	271,698
Other noncurrent liabilities	27,436	31,641

Total liabilities	550,494	466,080

Commitments and contingencies (Note 16)	—	—
Global Brass and Copper Holdings, Inc. stockholder’s (deficit)/equity:
Common stock—$.01 par value; 80,000,000 shares authorized; 21,110,000 shares issued and outstanding at December 31, 2012 and 2011	211	211
Additional paid-in capital	—	11,091
(Accumulated deficit)/Retained earnings	(48,153)	68,718
Accumulated other comprehensive income	1,466	1,923
Receivable from stockholder	(4,875)	(2,451)

Total Global Brass and Copper Holdings, Inc. stockholder’s (deficit)/equity	(51,351)	79,492
Noncontrolling interest	3,550	3,168

Total (deficit)/equity	(47,801)	82,660

Total liabilities and (deficit)/equity	$502,693	$548,740

The accompanying notes are an integral part of these consolidated financial statements.

Global Brass and Copper Holdings, Inc.

Consolidated Statements of Operations

	Year Ended December 31,
(In thousands, except share and per share data)	2012	2011	2010
Net sales	$1,650,520	$1,779,143	$1,658,729
Cost of sales	1,467,334	1,583,473	1,496,695

Gross profit	183,186	195,670	162,034
Selling, general and administrative expenses	92,641	69,391	68,857

Operating income	90,545	126,279	93,177
Third party interest expense	39,727	40,010	22,613
Related party interest expense	—	—	2,463
Loss on extinguishment of debt	19,612	—	—
Other expense, net	121	432	810

Income before provision for income taxes and equity income	31,085	85,837	67,291
Provision for income taxes	19,185	31,437	26,676

Income before equity income	11,900	54,400	40,615
Equity income, net of tax	995	888	1,530

Net income	12,895	55,288	42,145
Less: Net income attributable to noncontrolling interest	374	156	512

Net income attributable to Global Brass and Copper Holdings, Inc.	$12,521	$55,132	$41,633

Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$0.59	$2.61	$1.97
Weighted average common shares outstanding:
Basic	21,110,000	21,110,000	21,110,000

The accompanying notes are an integral part of these consolidated financial statements.

Global Brass and Copper Holdings, Inc.

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
(In thousands)	2012	2011	2010
Net income	$12,895	$55,288	$42,145
Other comprehensive income:
Foreign currency translation adjustment	(512)	522	793
Less: Income tax (benefit) expense on other comprehensive income	(63)	53	280

Comprehensive income	12,446	55,757	42,658
Less: Comprehensive income attributable to noncontrolling interest	382	263	583

Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	$12,064	$55,494	$42,075

The accompanying notes are an integral part of these consolidated financial statements.

Global Brass and Copper Holdings, Inc.

Consolidated Statements of Changes in (Deficit)/Equity

(In thousands)	Common stock	Additional paid-in capital	(Accumulated deficit)/ retained earnings	Accumulated other comprehensive income	Receivable from stockholder	Total Global Brass and Copper Holdings, Inc. stockholder’s (deficit)/ equity	Noncontrolling interest	Total (deficit)/ equity

Balance at January 1, 2010	$211	$20,000	$1,207	$1,119	$—	22,537	$2,322	24,859
Profits interest compensation	—	3,452	—	—	—	3,452	—	3,452
Distribution to shareholder	—	(13,246)	(29,254)	—	—	(42,500)	—	(42,500)
Net income	—	—	41,633	—	—	41,633	512	42,145
Other comprehensive income, net of tax	—	—	—	442	—	442	71	513

Balance at December 31, 2010	$211	$10,206	$13,586	$1,561	$—	$25,564	$2,905	$28,469
Profits interest compensation	—	885	—	—	—	885	—	885
Amounts due from stockholder	—	—	—	—	(2,451)	(2,451)	—	(2,451)
Net income	—	—	55,132	—	—	55,132	156	55,288
Other comprehensive income, net of tax	—	—	—	362	—	362	107	469

Balance at December 31, 2011	$211	$11,091	$68,718	$1,923	$(2,451)	$79,492	$3,168	$82,660
Profits interest compensation	—	19,517	—	—	—	19,517	—	19,517
Distribution to stockholder	—	(30,608)	(129,392)	—	—	(160,000)	—	(160,000)
Amounts due from stockholder	—	—	—	—	(2,424)	(2,424)	—	(2,424)
Net income	—	—	12,521	—	—	12,521	374	12,895
Other comprehensive (loss) income, net of tax	—	—	—	(457)	—	(457)	8	(449)

Balance at December 31, 2012	$211	$—	$(48,153)	$1,466	$(4,875)	$(51,351)	$3,550	$(47,801)

The accompanying notes are an integral part of these consolidated financial statements.

Global Brass and Copper Holdings, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,
(In thousands)	2012	2011	2010
Cash flows from operating activities
Net income	$12,895	$55,288	$42,145
Adjustments to reconcile net income to net cash provided by operating activities:
Lower of cost or market adjustment to inventory	302	—	—
Mark to market on commodity contracts	(1,588)	1,095	11,984
Mark to market on interest rate cap agreements	156	1,851	(800)
Depreciation	6,822	4,560	2,772
Amortization of intangible assets	112	199	199
Amortization of debt discount and issuance costs	4,564	4,701	2,299
Term loan call premium	(6,394)	—	—
Loss on debt extinguishment	19,612	—	—
Profits interest compensation expense	19,517	885	3,452
Provision for bad debts, net of reductions	(814)	(4,171)	1,324
Deferred income taxes	5,248	10,491	6,041
Gain on sale of property, plant and equipment	(17)	(69)	(39)
Equity income, net of tax	(995)	(888)	(1,530)
Distributions from equity method investment	1,000	500	566
Change in assets and liabilities:
Accounts receivable	(1,540)	3,848	(20,241)
Inventories	11,512	6,592	8,656
Prepaid expenses and other current assets	4,676	18,264	(8,308)
Accounts payable	3,682	(50)	14,856
Accrued liabilities	850	(36,988)	341
Accrued interest	(782)	(151)	2,507
Income taxes, net	3,685	(2,674)	855
Other, net	(589)	1,565	2,335

Net cash provided by operating activities	81,914	64,848	69,414
Cash flows from investing activities
Capital expenditures	(20,408)	(22,440)	(11,927)
Proceeds from sale of property, plant and equipment	32	97	39

Net cash used in investing activities	(20,376)	(22,343)	(11,888)
Cash flows from financing activities
Deferred financing fees	(12,981)	(1,675)	(15,131)
Proceeds from senior secured notes	375,000	—	—
Proceeds from term loan, net of discount	—	—	305,550
Payments on term loan	(310,875)	(3,300)	(825)
Borrowings on ABL Facility	204,275	168,021	1,096,578
Payments on ABL Facility	(189,753)	(168,021)	(1,272,197)
Principal payments under capital lease obligation	—	(916)	(52)
Payments on related party debt	—	—	(119,805)
Distribution to stockholder	(160,000)	—	(42,500)
Amounts due from stockholder	(2,424)	(2,451)	—
Cash overdrafts	—	—	(1,228)

Net cash used in financing activities	(96,758)	(8,342)	(49,610)
Effect of foreign currency exchange rates	(455)	(149)	(225)

Net (decrease) increase in cash	(35,675)	34,014	7,691
Cash at beginning of year	49,537	15,523	7,832

Cash at end of year	$13,862	$49,537	$15,523

Supplemental disclosure of cash flows information
Cash paid during the period for:
Interest, net of amount capitalized	$35,788	$33,580	$19,626
Income taxes, net of refunds	$10,235	$24,017	$19,657
Noncash investing activities
Capital lease obligations	$—	$—	$968
The accompanying notes are an integral part of these consolidated financial statements.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

1.	Organization and Formation of the Company

Global Brass and Copper Holdings, Inc. (“Holdings” or the “Company”), an investee company of KPS Capital Partners, L.P. and its affiliates (“KPS”), was incorporated in Delaware, on October 10, 2007. KPS is the majority shareholder of Halkos Holdings, LLC (“Halkos”). Halkos owns 100% of Holdings. Holdings, through its wholly-owned principal operating subsidiary, Global Brass and Copper, Inc. (“GBC”), commenced commercial operations on November 19, 2007 through the acquisition of the metals business from Olin Corporation. GBC is a leading value added manufacturer, fabricator and distributor of specialty copper and brass products in North America.

The Company is operated and managed through three distinct divisions which are also the Company’s reportable segments: GBC Metals, LLC (“Olin Brass”), Chase Brass and Copper Company, LLC (“Chase”) and A.J. Oster, LLC (“Oster”).

Olin Brass

The Olin Brass division manufactures sheet, strip and fabricated components by primarily processing copper and copper alloys. The division also rerolls and forms other alloys such as stainless and carbon steel.

Olin Brass manufactures its products through four sites in North America. The strip mill in East Alton, IL is the main operating facility, which produces strip products. Strip products are processed further through the division’s downstream operations for specified uses. The division’s downstream operations include: a stamping operation located also in East Alton, IL; a rolling mill in Waterbury, CT with rolling, annealing, leveling, plating and slitting capabilities for various products; a rolling mill in Bryan, OH specializing in products sold in the automotive and electrical connectors end-market; and a manufacturing facility in Cuba, MO that produces high frequency welded copper-alloy tube for heat transfer, utility, decorative, automotive and plumbing applications.

Olin Brass also has operations in Guangzhou, People’s Republic of China, or PRC, through a service center joint venture with Luoyang Copper. Olin Brass’s products are distributed either directly to customers or through Oster.

Chase

Chase manufactures round and hexagonal shaped brass rod. The main attributes of brass rod are its machinability, corrosion resistance and moderate strength, and it is used for forging and machining products such as valves and fittings.

All of the division’s rod is manufactured at the facility located in Montpelier, OH. Chase distributes all of its products directly to customers.

Oster

Oster is a distributor of primarily copper and copper-alloy strip products as well as phosphor bronze, nickel, silver, stainless steel and aluminum products. Oster operates as an independent service center with Olin Brass as its primary supplier. Oster also conducts finishing operations on products it distributes, including slitting, traverse coil winding, edging and cutting that aim to enhance product quality and usefulness.

Oster has six service centers in the U.S. and Mexico, which are strategically located with the objective to service customers throughout North America.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its majority-owned subsidiaries, in which the Company holds a controlling interest. All intercompany accounts and transactions are eliminated in consolidation. The equity method is used to account for investments in affiliated companies, 20% to 50% owned, where the Company does not hold a controlling voting interest and does not direct the matters that most significantly impact the investee’s operations.

The Company owns an 80% interest in Olin Luotong (GZ) Corporation (“Luotong”), based in China, and Luotong’s financial information is consolidated herein, with the net results attributable to the 20% noncontrolling interest reflected in the consolidated financial statements.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. In addition, it requires management to make estimates and assumptions that affect the reported amount of net sales and expenses during the reporting period. Actual amounts could differ from those estimates.

Revision of Prior Period Financial Statements

During 2012, the Company identified the following errors:

1.	The Company historically had not recognized deferred tax assets or liabilities related to inside basis differences of its foreign subsidiaries. The unrecognized net deferred tax asset was $797, $888, and $794 as January 1, 2010, December 31, 2010 and December 31, 2011, respectively. The provision for income taxes was overstated by $91 and understated by $94 for the years ended December 31, 2010 and 2011, respectively.

2.	Duplicate accruals for the receipt of raw material were identified in the third quarter of fiscal 2012. The error had no impact on the year ended December 31, 2010. Accrued liabilities and cost of sales were overstated by $389 as of and for the year ended December 31, 2011.

3.	An error in the accounting for raw material in-transit was identified in the third quarter of fiscal 2012. Inventory was understated by $22 as of January 1, 2010 and overstated by $275 and $423 as of December 31, 2010 and 2011, respectively. Cost of sales was understated by $297 and $148 for the years ended December 31, 2010 and 2011, respectively.

Additionally, the Company identified immaterial errors in previously issued consolidated financial statements which were corrected in the year identified, including:

4.	An error in accounting for workers’ compensation insurance that was corrected during the year ended December 31, 2011 by decreasing cost of sales by $44 and by increasing

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

prepaid expenses and other current assets by $7,269 and increasing accrued liabilities by $7,225. Prepaid expenses and other current assets were understated by $5,036 and $7,269 as of January 1, 2010 and December 31, 2010, respectively. Accrued liabilities were understated by $5,725 and $7,225 as of January 1, 2010 and December 31, 2010, respectively. Cost of sales was overstated by $733 for the year ended December 31, 2010.

5.	An error in accounting for certain derivative contracts that was corrected during the year ended December 31, 2011 by increasing prepaid expenses and other current assets and decreasing cost of sales by $510. Prepaid expenses and other current assets were overstated by $303 as of January 1, 2010 and understated by $510 as of December 31, 2010. Cost of sales was overstated by $813 for the year ended December 31, 2010.

The Company assessed the materiality of all errors, individually and in the aggregate, on previously issued consolidated financial statements and concluded that the errors were not material to any of the Company’s previously issued quarterly or annual financial statements. In assessing the effect of correcting previously unrecorded errors in 2012, the Company has concluded that correction of these errors in 2012 could be considered material to 2012 net income. Accordingly, the consolidated financial statements as of and for the year ended December 31, 2011 and as of and for the year ended December 31, 2010 have been revised to reflect the correction of all errors identified in their proper periods. To recognize the cumulative effect of all error corrections as of January 1, 2010, an adjustment of $482 was made to increase retained earnings.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

A summary of the revisions to the consolidated financial statements as of December 31, 2011 and 2010 and for the periods ended December 31, 2011 and 2010 is as follows:

	As Previously Reported	Adjustment	As Revised
Consolidated Balance Sheet
	December 31, 2010
Inventories	$192,898	$(275)	$192,623
Prepaid expenses and other current assets	30,662	7,779	38,441
Deferred income tax assets—current	28,433	879	29,312
Income tax receivable	2,139	137	2,276
Total current assets	431,044	8,520	439,564
Deferred income tax assets—noncurrent	34,354	(100)	34,254
Total assets	529,301	8,420	537,721
Accrued liabilities	78,002	6,990	84,992
Income tax payable	—	199	199
Total current liabilities	163,810	7,189	170,999
Total liabilities	502,063	7,189	509,252
Retained earnings	12,355	1,231	13,586
Total Global Brass and Copper Holdings, Inc. stockholder’s equity	24,333	1,231	25,564
Total equity	27,238	1,231	28,469
Total liabilities and equity	529,301	8,420	537,721

Consolidated Statement of Operations
	Year Ended December 31, 2010
Cost of sales	$1,497,944	$(1,249)	$1,496,695
Gross profit	160,785	1,249	162,034
Operating income	91,928	1,249	93,177
Income before provision for income taxes and equity income	66,042	1,249	67,291
Provision for income taxes	26,176	500	26,676
Income before equity income	39,866	749	40,615
Net income	41,396	749	42,145
Net income attributable to Global Brass and Copper Holdings, Inc.	40,884	749	41,633
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$1.94	$0.03	$1.97

Consolidated Statement of Comprehensive Income
	Year Ended December 31, 2010
Net income	$41,396	$749	$42,145
Comprehensive income	41,909	749	42,658
Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	41,326	749	42,075

Consolidated Statement of Changes in Equity
	Year Ended December 31, 2010
Net income	$41,396	$749	$42,145
Net income attributable to Global Brass and Copper Holdings, Inc.	40,884	749	41,633
Retained earnings —Balance, December 31, 2010	12,355	1,231	13,586
Total Global Brass and Copper Holdings, Inc. stockholder’s equity—Balance, December 31, 2010	24,333	1,231	25,564
Total equity—Balance, December 31, 2010	27,238	1,231	28,469

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

	As Previously Reported	Adjustment	As Revised
Consolidated Balance Sheet
	December 31, 2011
Accounts receivable, net of allowance	$160,731	$984	$161,715
Inventories	186,370	(423)	185,947
Deferred income tax assets—current	27,972	1,055	29,027
Income tax receivable	5,017	29	5,046
Total current assets	449,539	1,645	451,184
Deferred income tax assets—noncurrent	20,218	(248)	19,970
Total assets	547,343	1,397	548,740
Accounts payable	78,276	(388)	77,888
Accrued liabilities	47,619	985	48,604
Income tax payable	—	300	300
Total current liabilities	161,844	897	162,741
Total liabilities	465,183	897	466,080
Retained earnings	68,218	500	68,718
Total Global Brass and Copper Holdings, Inc. stockholder’s equity	78,992	500	79,492
Total equity	82,160	500	82,660
Total liabilities and equity	547,343	1,397	548,740
Consolidated Statement of Operations
	Year Ended December 31, 2011
Cost of sales	$1,582,925	$548	$1,583,473
Gross profit	196,218	(548)	195,670
Operating income	126,827	(548)	126,279
Income before provision for income taxes and equity income	86,385	(548)	85,837
Provision for income taxes	31,254	183	31,437
Income before equity income	55,131	(731)	54,400
Net income	56,019	(731)	55,288
Net income attributable to Global Brass and Copper Holdings, Inc.	55,863	(731)	55,132
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$2.65	$(0.04)	$2.61
Consolidated Statement of Comprehensive Income
	Year Ended December 31, 2011
Net income	$56,019	$(731)	$55,288
Comprehensive income	56,488	(731)	55,757
Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	56,225	(731)	55,494
Consolidated Statement of Changes in Equity
	Year Ended December 31, 2011
Net income	$56,019	$(731)	$55,288
Net income attributable to Global Brass and Copper Holdings, Inc.	55,863	(731)	55,132
Retained earnings —Balance, December 31, 2011	68,218	500	68,718
Total Global Brass and Copper Holdings, Inc. stockholder’s equity—Balance, December 31, 2011	78,992	500	79,492
Total equity—Balance, December 31, 2011	82,160	500	82,660

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consists of trade receivables for amounts billed to customers for products sold and other receivables. The determination of collectability of the Company’s accounts receivable requires management to make frequent judgments and estimates in order to determine the appropriate amount of allowance needed for doubtful accounts. In circumstances where the Company is aware of a customer’s inability to meet its financial obligations (e.g., bankruptcy filings or substantial down-grading of credit ratings), it records an allowance for bad debts equal to the amount the Company does not believe to be collectible. For all other customers, the Company recognizes allowances for bad debts based on its historical collection experience. If circumstances change (e.g., greater than expected defaults or an unexpected material change in a major customer’s ability to meet its financial obligations), the Company’s estimate of the recoverability of amounts due could be changed by a material amount. Accounts are written off once deemed to be uncollectible. Any subsequent cash collections relating to accounts that have been previously written off are recorded as a reduction to the provision for bad debts in the period of collection.

The reconciliation of the activity in the allowance for doubtful accounts is summarized below:

	Year Ended December 31,
	2012	2011	2010
Balance at beginning of period	$2,067	$7,921	$7,505
Provision for bad debts, net of reductions	(814)	(4,171)	1,324
Write-offs, net of recoveries	—	(1,683)	(908)
Recoveries, net of write-offs	155	—	—

Balance at end of period	$1,408	$2,067	$7,921

Inventories

Inventories include costs attributable to direct labor and manufacturing overhead but are primarily comprised of raw material costs. The material component of inventories that is valued on a last-in, first-out (“LIFO”) basis comprises approximately 70% and 72% of total inventory at December 31, 2012 and 2011, respectively. Other manufactured inventories, including the non-material components and certain non-U.S. inventories, are valued on a first-in, first-out (“FIFO”) basis. Elements of cost in finished goods inventory in addition to the cost of material include depreciation, utilities, consumable production supplies, maintenance, production wages and transportation costs.

Inventories are stated at the lower of cost or market. The market price of metals used in production and related scrap is subject to volatility. We evaluate the need to record adjustments for inventory on a regular basis. During periods when open market prices decline below net book value, the Company records a provision to reduce the carrying value of its inventory. Additionally, the Company records an estimate for slow moving and obsolete inventory based upon product knowledge, physical inventory observation, future demand, market conditions and an aging analysis of the inventory on hand. Our policy is to evaluate all inventories including raw material, work-in-process, finished goods, and spare parts. Inventory in excess of our estimated usage requirements is written down to its estimated net realizable value. See note 3, “Inventories,” in these notes to the consolidated financial statements.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

Prepaid Expenses and Other Current Assets

Prepaid expenses are stated at historical cost, net of any related amortization, and consist of amounts which are of continuing benefit to the Company. See note 4, “Prepaid Expenses and Other Current Assets,” in these notes to the consolidated financial statements.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation of property, plant and equipment generally is computed using the straight-line method based on the estimated useful lives of the assets as they are placed into service. Depreciation expense is recorded in cost of sales or selling, general and administrative costs depending on the nature and use of the underlying asset.

Expenditures for repairs, maintenance and minor renewals are expensed as incurred. Expenditures which improve an asset or extend its estimated useful life are capitalized. Interest related to the construction of qualifying assets is capitalized as part of the construction costs. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the accompanying consolidated statement of operations.

The Company reviews property, plant and equipment for impairment when a change in events or circumstances indicates that the carrying value of the assets may not be recoverable. The Company has determined that its asset group for impairment testing is comprised of the assets and liabilities of each of its reporting units. Reporting units are businesses, for which discrete financial information is available and reviewed by segment management. The Company’s reporting units are one level below the operating segment, with the exception of one operating segment, for which the operating segment represents the lowest level of identifiable cash flows. The Company determines the fair value of its asset group through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. See note 5, “Property, Plant and Equipment,” in these notes to the consolidated financial statements.

Investment in Joint Venture

The Company owns a 50% interest in Dowa-Olin Metal Corporation (“Dowa”), a joint venture based in Japan. The Company accounts for Dowa under the equity method of accounting. Due to the timing of the receipt of available financial information, the results of Dowa are recorded on a one-month lag basis.

As a result of the purchase method of accounting, a negative basis difference of $9,416 was created between the Company’s books and the Company’s share of Dowa’s equity as of November 19, 2007. ASC 323, Investments—Equity Method & Joint Ventures, provides that the basis difference between the investor cost and underlying equity in net assets of the investee at the date of investment requires recognition unless it is attributable to a non-amortizing asset such as goodwill. The negative basis difference was created due to the bargain purchase event associated with the metals business acquired from Olin Corporation and was not attributable to any specific element of the joint venture itself. As the difference was not attributable to any of the specific assets of Dowa, the equity investment as a whole was assessed to determine the appropriate accretion period for the basis difference. The purpose of the joint venture is to provide Olin Brass’s high performance alloy materials to the Asia market through the licensing of

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

Olin Brass technology. Given consideration of this use, the negative basis difference is being accreted over a period of 13 years. See note 7, “Investment in Joint Venture,” in these notes to the consolidated financial statements.

The Company reviews its equity method investment for impairment using an other-than-temporary model when triggering events are identified. An impairment loss is recognized when the investment’s carrying amount exceeds its fair value and this decline in fair value is deemed to be other-than-temporary.

Acquisitions and Goodwill

All acquisitions are accounted for using the acquisition method as prescribed by ASC 805, Business Combinations. The purchase price paid is allocated to the assets acquired and liabilities assumed based on their estimated fair values. Any excess purchase price over the fair value of the net assets acquired is recorded as goodwill.

Pursuant to ASC 350, Intangibles—Goodwill and Other, the Company does not amortize goodwill and other intangible assets with indefinite useful lives. The Company reviews goodwill to determine potential impairment annually, or more frequently if events and circumstances indicate that the asset might be impaired, by comparing the carrying value of the asset with the anticipated present value of future cash flows.

In 2011, the Financial Accounting Standards Board (“FASB”) amended its guidance to simplify the testing of goodwill for impairment. The amended guidance provides an option to perform a qualitative assessment to determine whether further impairment testing is necessary. If the qualitative evaluation yields support that it is more likely than not that the fair value of a reporting unit exceeds its carrying value, the quantitative impairment test is not required. The Company adopted the qualitative goodwill evaluation model for its annual goodwill impairment test conducted as of October 31, 2012. Based on the results of that qualitative assessment, the Company believes it was more likely than not that the fair value of the reporting units significantly exceeded their carrying values as of October 31, 2012, indicating no impairment of goodwill. The $4,399 of goodwill was assigned to the Chase business segment and as of December 31, 2012, $2,131 of goodwill is expected to be deductible for tax purposes.

Intangible Assets

Definite-lived intangible assets are recorded at fair value under the purchase method of accounting as of the respective acquisition dates and are amortized using the straight-line method over the estimated useful lives of the assets. Amortization expense related to intangible assets is reflected in selling, general and administrative expenses. Identifiable definite-lived intangible assets are reviewed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable. See note 6, “Intangible Assets,” in these notes to the consolidated financial statements.

Deferred Financing Fees

Deferred financing fees incurred in connection with the issuance of debt are amortized as non-cash interest expense over the terms of the debt agreements.

Deferred financing fees incurred in connection with the issuance of the Senior Secured Notes, as defined in note 8, “Other Noncurrent Assets,” are amortized using the effective interest method

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

over the term of the Senior Secured Notes. Deferred financing fees incurred in connection with the issuance of the ABL Facility, as defined in note 8, “Other Noncurrent Assets,” in these notes to the consolidated financial statements, are amortized on a straight-line basis over the term of the ABL Facility.

Derivative Contracts

The Company’s operating activities expose it to a variety of market risks, including risks related to the effects of commodity prices and interest rates. These financial exposures are monitored and managed by the Company as an integral part of its overall risk-management program. The Company does not enter into derivative contracts for speculation purposes where the objective is to generate profits. The Company has not applied hedge accounting to its derivative contracts in any of the years ended December 31, 2012, 2011 or 2010. The Company includes the fair value of the derivative contracts as assets or liabilities in its balance sheet and recognizes all amounts paid and received and changes in fair value of derivative contracts, including unrealized gains and losses, as adjustments to income. See note 13, “Derivative Contracts,” in these notes to the consolidated financial statements.

Revenue Recognition

The Company recognizes revenue for both toll and non-toll basis sales only when risk of loss and title passes to the customer, which generally occurs upon shipment. For the years ended December 31, 2012, 2011 and 2010, non-toll net sales were $1,576,070, $1,710,595 and $1,577,771, respectively. For the years ended December 31, 2012, 2011 and 2010, toll net sales were $74,450, $68,548 and $80,958, respectively. Estimates for future rebates on certain product lines and product returns are recognized in the period in which the revenue is recorded. Such rebates were not material for the years ended December 31, 2012, 2011 and 2010. Billings to customers for shipping costs are included in net sales and the cost of shipping product to those customers is reflected in cost of sales in the consolidated statements of operations.

Research and Development

The Company conducts research and development primarily through the Olin Brass reportable segment, the costs for which are expensed as incurred. Research and development expenditures for the years ended December 31, 2012, 2011 and 2010 were $1,516, $1,540 and $1,740, respectively, and are included as a component of selling, general and administrative expenses in the consolidated statements of operations.

Income Taxes

The provision for income taxes is determined using the asset and liability approach. The current and deferred tax consequences are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable currently or in future years. Deferred income taxes are provided for temporary differences between the income tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. A valuation allowance is recorded to reduce deferred tax assets when management determines it is “more likely than not” that some portion or all of the deferred tax assets will not be realized.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

Profits Interest Compensation

Halkos has granted, pursuant to the Halkos Holdings, LLC Executive Equity Incentive Plan (“Halkos Equity Plan”), non-voting membership interests to select members of the Company’s management in the form of shares. The shares are profits interests in Halkos. See note 17, “Profits Interest Awards,” in these notes to the consolidated financial statements.

The shares are accounted for as a profit sharing arrangement under ASC 710, Compensation—General. Expense is recorded in the period in which distributions to award holders are determined to be probable. These distributions are accounted for by the Company as non-cash compensation expense with a corresponding increase in additional paid-in capital.

Foreign Currency Translation

The financial statements of foreign subsidiaries are translated into United States dollars in accordance with ASC 830, Foreign Currency Matters. The functional currency of the Company’s foreign subsidiaries is the local currency. The consolidated statements of foreign operations are translated at weighted-average exchange rates for the periods. Assets and liabilities are translated at period-end exchange rates and equity transactions are translated at historical rates. Gains and losses resulting from the translation adjustment are reported as a component of other comprehensive income. The income tax effect of currency translation adjustments related to foreign subsidiaries and joint ventures that are not considered indefinitely reinvested are recorded as a component of deferred taxes with an offset to other comprehensive income.

Concentrations of Credit Risk and Certain Other Exposures

The Company sells and distributes its products to a wide range of companies primarily in the ammunition, automotive, electronics, housing and coinage industries. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. For the years ended December 31, 2012, 2011 and 2010, sales to any one customer did not exceed 10% of consolidated net sales.

The Company uses various strategies to minimize the impact of changes in the base metal prices between the date of order and the date of sale. Generally, the Company prices a forward replacement purchase of an equivalent amount of copper and other metals under flexible pricing arrangements it maintains with its suppliers, at the same time it determines the forward selling price of finished products to its customers. The Company has various sources of raw materials and is not materially dependent on any one supplier.

There are nine unions at the Olin Brass division, two labor unions at the Oster division, and one labor union at the Chase division. In 2012, employees at an Olin Brass downstream operation elected a union representative which was subsequently certified. The relationship with these unions has been satisfactory. The collective bargaining agreements with the Olin Brass unions expire between November 2013 and September 2014, the collective bargaining agreements with Oster’s unions expire January 2014 and the other has an indeterminable term, and the collective bargaining agreement with Chase’s union expires in June 2013. Since the Company’s establishment in November 2007, the Company has not experienced any work stoppages at any of its facilities.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

Self-Insurance Programs

The Company is self-insured for workers’ compensation claims and benefits paid under employee health care programs. Accruals for employee health care are primarily based on estimated undiscounted cost of claims, which includes incurred but not reported claims. Accruals for workers’ compensation benefits and related expenses for claims are estimated, in part, by considering historical claims experience and undiscounted claims estimates provided by insurance carriers, third-party administrators and actuaries. Self-insurance accruals are deemed to be sufficient to cover outstanding claims, including those incurred but not reported as of the estimation date.

Workers’ compensation claims relating to activity after November 19, 2007 are covered by a loss funding insurance arrangement whereby the Company makes a fixed payment to the insurer which is used to pay submitted claims. Loss fund payments to the insurer in excess of workers’ compensation claim payments are classified as prepaid expenses and other current assets. The amount of the loss fund payments to the insurer is based on a combination of claims experience and a contractually agreed upon loss development factor.

Environmental Reserves and Environmental Expenses

The Company recognizes an environmental liability when it is probable the liability exists and the amount is reasonably estimable. The Company estimates the duration and extent of its remediation obligations based upon internal analyses of clean-up costs, ongoing monitoring costs and estimated legal fees, communications with regulatory agencies and changes in environmental law. If the Company were to determine that its estimates of the duration or extent of its environmental obligations were no longer accurate, the Company would adjust its environmental liabilities accordingly in the period that such determination is made. Estimated future expenditures for environmental remediation are not discounted to their present value. Accrued environmental liabilities are not reduced by potential insurance reimbursements.

Environmental expenses that relate to ongoing operations are included as a component of cost of sales. See note 16, “Commitments and Contingencies,” in these notes to the consolidated financial statements.

Recent Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This guidance requires entities to provide disclosures about items that are required by U.S. GAAP to be reclassified from accumulated other comprehensive income (“AOCI”) to net income in their entirety in the same reporting period. The disclosure would include the amount of the reclassification and identify the line item on the statement where net income is presented that is affected by the reclassification. For other items reclassified from AOCI, the disclosure would list cross-references to other disclosures where additional details about their effects are disclosed. This guidance is effective for reporting periods beginning after December 15, 2012. The Company does not expect that adoption of the guidance will have a material effect on its financial statements and disclosures.

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. This guidance requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This guidance does not amend

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

existing guidance on when it is appropriate to offset. In January 2013, the FASB issued ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which limits the scope of ASU 2011-11 to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending arrangements. The guidance is effective for annual periods beginning January 1, 2013 and interim periods within those annual periods. Early adoption is not permitted, but retrospective application is required. Adoption of the guidance is not expected to have a material impact on the Company’s consolidated financial statements and disclosures.

3.	Inventories

The Company’s inventories are as follows:

	As of December 31,
	2012	2011
Raw materials and supplies	$37,766	$21,320
Work-in-process	69,286	93,555
Finished goods	67,326	71,072

Total inventories	$174,378	$185,947

During 2012, 2011 and 2010, inventory quantities were reduced resulting in a liquidation of LIFO inventory layers carried at lower costs prevailing in prior years as compared with current costs. In 2012, the effect of this reduction of inventory decreased cost of sales by $4,775 and increased net income attributable to Global Brass and Copper Holdings, Inc. by $2,908. In 2011, the effect of this reduction of inventory decreased cost of sales by $15,236 and increased net income attributable to Global Brass and Copper Holdings, Inc. by $9,291. In 2010, the effect of this reduction of inventory decreased cost of sales by $21,009 and increased net income by $12,862. If all inventories had been valued at period-end market values, inventories would have been approximately $319,282 and $347,840 at December 31, 2012 and December 31, 2011, respectively.

During 2012, the Company reduced the recorded value of inventory by $302. This non-cash, lower of cost or market adjustment was recorded in cost of sales in the accompanying consolidated statement of operations.

4.	Prepaid Expenses and Other Current Assets

The Company’s prepaid expenses and other current assets are as follows:

	As of December 31,
	2012	2011
Collateral on deposit—commodity derivative contracts	$767	$4,622
Commodity derivative contracts	548	—
Deferred financing fees, net	—	3,646
Loss fund payments—workers’ compensation	6,968	7,538
Prepaid insurance	1,261	1,974
Other	2,597	2,132

Total prepaid expenses and other current assets	$12,141	$19,912

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

5.	Property, Plant and Equipment

The Company’s property, plant and equipment balances are as follows:

	As of December 31,		Useful Life (in years)
	2012	2011
Land and land improvements	$1,726	$1,598
Buildings	9,077	8,489	20
Machinery and equipment	55,175	42,715	12
Information technology	4,477	2,462	5
Motor vehicles	2,521	1,403	5
Leasehold improvements	1,083	127
Construction-in-process	13,324	10,279

Gross property, plant and equipment	87,383	67,073
Accumulated depreciation	(16,256)	(9,517)

Property, plant and equipment, net	$71,127	$57,556

Leasehold improvements are amortized over the lesser of their useful lives or the remaining lease term.

The Company capitalized interest relating to the construction of long-term assets in the amount of $557 in 2011. No interest was capitalized in 2012 or 2010.

6.	Intangible Assets

Intangible assets other than goodwill consisted of the following:

	As of December 31,		Amortization Period (in years)
	2012	2011
Gross carrying amount:
Customer relationships	$1,350	$1,350	13
Non-compete agreement	380	380	4

Total gross intangible assets	1,730	1,730
Accumulated amortization:
Customer relationships	(511)	(407)
Non-compete agreement	(380)	(372)

Total accumulated amortization	(891)	(779)

Intangible assets, net	$839	$951

Amortization expense is expected to be incurred in subsequent years as follows:

Year	Amortization
2013	$104
2014	104
2015	104
2016	104
2017	104
Thereafter	319

$839

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

7.	Investment in Joint Venture

In November 2007, the equity investment in Dowa, which was purchased as part of the metals business acquired from Olin Corporation, was recorded at a carrying value of zero as a result of the bargain purchase event recognized under the purchase method of accounting for the acquisition, creating a negative basis difference of $9,416. Based on management’s estimate as to the underlying commercial utility of the alloys that Dowa manufactured and sold at the date of acquisition, the negative basis difference is being accreted on a straight-line basis over a 13-year period as an increase to equity earnings. Accretion of the negative basis difference of $724 was reflected in equity income, net of tax in the accompanying consolidated statements of operations for each of the years ended December 31, 2012, 2011 and 2010. At December 31, 2012 and 2011, the remaining negative basis difference was $5,735 and $6,459, respectively.

During the years ended December 31, 2012, 2011 and 2010, the Company received cash dividends from Dowa of $1,000, $500 and $566, respectively, which were recorded as reductions in the Company’s investment in Dowa. During the years ended December 31, 2012, 2011 and 2010, the Company recorded $995, $888 and $1,530, respectively, of equity income, net of tax, including $724 of accretion of the negative basis difference in each year. The undistributed earnings of Dowa in GBC’s retained earnings as of December 31, 2012 and 2011 totaled $62 and $67, respectively.

8.	Other Noncurrent Assets

Other noncurrent assets consisted of the following:

	As of December 31,
	2012	2011
Deferred financing fees, net	$17,082	$9,779
Utility and other deposits	668	1,060
Interest rate cap agreements	1	157
Other	4	177

Total other noncurrent assets	$17,755	$11,173

As described in note 10, “Financing,” on June 1, 2012, GBC (i) issued $375,000 in aggregate principal amount of 9.50% senior secured notes due 2019 (the “Senior Secured Notes”), (ii) amended the agreement governing its asset-based revolving loan facility (the “2010 ABL Facility”, and, as currently amended, the “ABL Facility”), and (iii) repaid and retired its senior secured term loan credit facility (the “Term Loan Facility”) under the Credit and Guaranty Agreement dated August 18, 2010, as amended. The Company refers to these transactions as the “Term Loan Refinancing”.

As a result of the Term Loan Refinancing described above, the Company incurred and deferred debt issuance costs of $12,981, of which $10,196 was related to the Senior Secured Notes and $2,785 was for the ABL Facility. Additionally, $1,783 of unamortized debt issuance costs and $1,234 of unamortized issuance discount relating to the retired Term Loan Facility is being amortized over the term of the Senior Secured Notes in accordance with ASC 470-50, Modifications and Extinguishments.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

9.	Accrued Liabilities

Accrued liabilities consisted of the following:

	As of December 31,
	2012	2011
Commodity derivative contracts	$—	$1,825
Personnel expense	20,872	20,548
Workers’ compensation	15,754	15,653
Professional fees	2,145	2,623
Insurance	2,253	1,689
Utilities	1,844	1,531
Taxes	1,745	1,471
Other	3,811	3,264

Total accrued liabilities	$48,424	$48,604

10.	Financing

Long-term debt consisted of the following:

	As of December 31,
	2012	2011
ABL Facility	$14,522	$—
Senior Secured Notes	375,000	—
Term Loan Facility	—	310,875
Discount, net of amortization	—	(7,297)

	389,522	303,578
Less: Current maturities of long-term debt	—	31,880

Total long-term debt	$389,522	$271,698

Senior Secured Notes

On June 1, 2012, GBC issued $375,000 in aggregate principal amount of 9.50% Senior Secured Notes due 2019. The Senior Secured Notes are guaranteed by Holdings and substantially all of the existing 100%-owned U.S. subsidiaries. The Senior Secured Notes are secured by a senior-priority security interest in the Company’s fixed assets (which secure the ABL Facility on a junior-priority basis) and by a junior-priority security interest in the Company’s accounts receivable and inventory (which secure the Company’s ABL Facility on a senior-priority basis).

The proceeds from the issuance of the Senior Secured Notes were used to repay the Term Loan Facility under the Credit and Guaranty Agreement and to fund a cash distribution of $160,000 to Halkos. The indenture governing the Senior Secured Notes contains covenants that limit GBC’s ability and the ability of restricted subsidiaries to, among other things: incur or guarantee additional debt or issue preferred stock; pay dividends; repurchase equity interests; repay subordinated indebtedness; make investments; create restrictions on the payment of dividends or other amounts to GBC from restricted subsidiaries; sell assets, including collateral; enter into

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

transactions with affiliates; merge or consolidate with another person, or sell or otherwise dispose of all or substantially all of GBC’s assets; and create liens on GBC’s or the restricted subsidiaries’ assets to secure debt. The credit agreement governing the ABL Facility and the indenture governing the Senior Secured Notes do, however, limit the ability of Global Brass and Copper, Inc. and its subsidiaries to dividend or distribute cash to Global Brass and Copper Holdings and to its equityholders, although ordinary course dividends and distributions to meet the limited holding company expenses and related obligations at Global Brass and Copper Holdings of up to $5 million per year are permitted under those agreements. Under the terms of the indenture governing the Senior Secured Notes, Global Brass and Copper, Inc. is also permitted to dividend or distribute to Global Brass and Copper Holdings and its equityholders up to 50% of its Consolidated Net Income (as defined in the indenture governing the Senior Secured Notes) from April 1, 2012 to the end of Global Brass and Copper’s most recently ended fiscal quarter. All of the net assets of the subsidiaries are restricted except for $16,432, which are permitted dividend distributions under the Company’s indenture governing the Senior Secured Notes. As of December 31, 2012, the Company was in compliance with all of its covenants relating to the Senior Secured Notes.

The Senior Secured Notes mature on June 1, 2019. Interest on the Senior Secured Notes accrues at the rate of 9.50% per annum and is payable semiannually in arrears on June 1 and December 1, commencing on December 1, 2012.

The Company is required to offer to redeem the Senior Secured Notes at a purchase price of 101% of their principal amount (plus accrued and unpaid interest) upon the occurrence of certain change of control events. In addition, upon the completion of certain asset dispositions, the Company may be required to offer to redeem the Senior Secured Notes at a purchase price of 100% of their principal amount (plus accrued and unpaid interest) if it does not apply the proceeds of such asset dispositions in accordance with the indenture by certain specified deadlines.

Pursuant to a registration rights agreement, dated as of June 1, 2012, the Company is required to effect a registered offer to issue registered new notes (with substantially the same terms as the Senior Secured Notes) in exchange for the Senior Secured Notes that the Company issued in a private offering on June 1, 2012. If the Company does not cause the registration statement for the exchange offer to go effective within 365 days after June 1, 2012, or otherwise fails to comply with the other deadlines in the registration rights agreement, it will be required to pay additional interest on the Senior Secured Notes equal to 0.25% per annum for each 90 days it is in default, up to a maximum of 0.50% per annum.

ABL Facility

Concurrent with the issuance of the Senior Secured Notes, the Company amended the ABL Facility to, among other things:

•	increase the commitments under the facility from $150,000 to $200,000;

•	extend the maturity of the ABL Facility to June 1, 2017;

•	lower the applicable margin and unused line fee under the ABL Facility;

•	permit additional acquisitions, investments, restricted payments, asset sales and debt incurrences if certain conditions are satisfied;

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

•	increase the inventory loan limit for the borrowing base;

•	adjust certain reporting requirements and collateral audit requirements to make them less restrictive; and

•	reduce the excess availability threshold which requires testing of the fixed charge coverage ratio covenant.

The Company refers to these amendments collectively as the “ABL Credit Facility Amendment”.

The ABL Facility provides for borrowings of up to the lesser of $200,000 or the Borrowing Base less outstanding loans and letters of credit. The Borrowing Base is defined as 85% of Eligible Accounts; plus the lesser of 80% of Eligible Inventory, 90% of the Net Recovery Percentage for the Eligible Inventory or the Inventory Loan Limit; minus Reserves. The maximum availability was $200,000 at December 31, 2012 and the Company had outstanding letters of credit of approximately $500 at December 31, 2012. In the event of increased commodity prices as indicated by the terms of the agreement, the Company may request, but the lenders are not obligated to, increase the maximum borrowings up to $250,000. At any time, if the amount outstanding under the ABL Facility exceeds the maximum allowable borrowings, the Company may be required to make a mandatory prepayment for the amount of the excess borrowings. At any time after the occurrence and during the continuance of a Trigger Event (as defined in the agreement governing the ABL Facility), subject to certain thresholds, reinvestment rights and other exceptions, proceeds received from asset sales, equity issuances or other specified events will be required to be applied (as mandatory prepayments) in whole or in part towards the extinguishment of outstanding amounts due under the ABL Facility.

The Company may elect to receive advances under the ABL Facility in the form of either prime rate advances or LIBOR rate advances, as defined by the agreement governing the ABL Facility. The unused portion under the ABL Facility determines the applicable spread added to the prime rate or LIBOR rate. The unused portion of the ABL Facility was $184,978 and $149,300 as of December 31, 2012 and 2011, respectively. Effective with the amendment described above, unused amounts under the ABL Facility incur an unused line fee at a rate of 0.50% per annum, payable in full on a quarterly basis (subject to certain possible adjustments on and after January 1, 2013). Also effective with the amendment described above, outstanding borrowings under the ABL Facility bear interest at a rate equal to either (i) for prime rate loans, a prime rate plus a spread between 1.0% and 1.5%, depending on excess availability levels or (ii) for LIBOR rate loans, LIBOR plus a spread of 2.0% to 2.5% depending on excess availability levels. As of December 31, 2012 and 2011, amounts outstanding under the ABL Facility accrued interest at a rate of 4.50% and 5.25%, respectively.

The ABL Facility has an expiration date of June 1, 2017 and contains various debt covenants to which the Company is subject on an ongoing basis. The ABL Facility restricts the Company’s ability to, among other things, incur indebtedness, grant liens, repurchase stock, issue cash dividends, make investments and acquisitions and sell assets, in each case subject to certain designated exceptions. Outstanding borrowings under the ABL Facility are secured by a senior-priority security interest in the Company’s accounts receivable and inventory (which secure the Senior Secured Notes on a junior-priority basis) and by a junior-priority security interest in the Company’s fixed assets (which secure the Senior Secured Notes on a senior-priority basis). As of December 31, 2012, the Company was in compliance with all of its covenants under the ABL Facility.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

The ABL Facility contains customary events of default including, among others, failure to make payment when due, materially incorrect representations and warranties, breach of covenants, events of bankruptcy, or a change in control. In the case of an event of default occurring, the applicable interest rate spread increases by 2.0% and the lenders would have the option to call the outstanding amount due.

Term Loan Facility

On June 1, 2012, the Company repaid and retired its senior secured term loan credit facility under the Credit and Guaranty Agreement dated August 18, 2010, as amended, with proceeds received from the issuance of the Senior Secured Notes offering.

In connection with the termination prior to maturity of the Term Loan Facility, the Company recognized $19,612 as loss from extinguishment of debt for the fiscal year ended December 31, 2012 on the Company’s consolidated statements of operations. The loss on extinguishment of debt includes the write-off of $7,126 of unamortized debt issuance costs and $4,932 of unamortized debt discount as well as the payment of $6,394 of call premium and $21 of professional services fees related to the termination.

Furthermore, in accordance with ASC 470-50, Modifications and Extinguishments, $1,139 of costs associated with the issuance of the Senior Secured Notes was expensed as incurred and reflected in the loss from extinguishment of debt.

11.	Income Taxes

Income before provision for income taxes and equity income is comprised of the following:

	Year Ended December 31,
	2012	2011	2010
Domestic	$24,583	$81,534	$61,903
Foreign	6,502	4,303	5,388

Total	$31,085	$85,837	$67,291

The provision for income taxes is summarized as follows:

	Year Ended December 31,
	2012	2011	2010
Current tax provision
U.S. federal	$10,329	$16,518	$13,663
State and local	1,923	3,347	5,660
Foreign	1,685	1,081	1,312

Total current	13,937	20,946	20,635

Deferred tax provision
U.S. federal	4,389	10,209	5,760
State and local	571	188	372
Foreign	288	94	(91)

Total deferred	5,248	10,491	6,041

Total provision	$19,185	$31,437	$26,676

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

The effective income tax rate differs from the amount determined by applying the applicable U.S. statutory federal income tax rate to pretax results primarily as a result of the following:

	Year Ended December 31,
	2012	2011	2010
Statutory provision rate	35.0%	35.0%	35.0%
Permanent differences and other items
State tax provision	6.7%	3.9%	6.0%
Section 199 manufacturing credit	(3.2%)	(2.3%)	(1.5%)
Incremental tax effects of foreign earnings	1.8%	0.2%	0.3%
Return to provision adjustments	1.2%	(0.7%)	(2.2%)
Re-rate of deferred taxes	(0.8%)	(0.3%)	(0.2%)
Non-deductible non-cash compensation	22.0%	0.4%	1.8%
Other	(1.0%)	0.4%	0.4%

Effective income tax rate	61.7%	36.6%	39.6%

The “Non-deductible non-cash compensation” expense as described further in note 17, “Profits Interest Awards,” is not deductible in the Company’s tax returns and has been reflected as a permanent difference in the effective tax rate reconciliations above.

Deferred tax assets and liabilities are comprised of the following:

	As of December 31,
	2012	2011
Deferred tax assets
Inventory	$48,932	$50,936
Accruals and other reserves	7,721	8,376
Financing fees	—	731
Accounts receivable	1,082	939
UNICAP adjustment	1,278	1,319
Derivative contracts	487	1,104
Other	680	—

Gross deferred tax assets	$60,180	$63,405
Deferred tax liabilities
Investments in foreign entities	$7,310	$6,507
Fixed assets and intangibles	11,122	7,139
Financing fees	2,145	—
Other	—	762

Gross deferred tax liability	20,577	14,408

Net deferred tax asset	$39,603	$48,997

Net current deferred tax asset	$33,465	$29,027
Net long-term deferred tax asset	6,138	19,970

Net deferred tax asset	$39,603	$48,997

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

At December 31, 2012, the inventory deferred tax asset includes $25,521 related to the impact of the November 19, 2007 purchase price allocations to LIFO inventories for tax purposes, which resulted in a bargain purchase gain. There is a corresponding liability recorded in the Company’s other noncurrent liabilities in accordance with the provisions of ASC 740, Income Taxes.

The net deferred tax assets do not require a valuation allowance at December 31, 2012 and 2011 as it is more likely than not that the tax benefit will be realized.

The Company does not assert permanent reinvestment on the excess of its financial reporting over tax basis of its foreign investments. As a result, deferred tax liabilities of $7,310 and $6,507 have been established on the U.S. federal and state income taxes, net of applicable credits, on the excess financial reporting over tax basis of its foreign entities at December 31, 2012 and 2011, respectively. The Company plans foreign remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of its foreign subsidiaries and its domestic operations.

At December 31, 2012, the Company has a foreign tax credit carryforward of $514 which will expire by 2022.

Uncertain Tax Positions

The Company accounts for its income tax positions under the provisions of ASC 740, which was initially adopted on November 19, 2007. ASC 740 prescribes a minimum threshold a tax position is required to meet before being recognized in these consolidated financial statements. ASC 740 requires the Company to recognize in its consolidated financial statements tax positions determined more likely than not to be sustained upon examination, based on the technical merits of the position.

The Company is subject to income taxation in several jurisdictions around the world. Resolution of the related tax positions through negotiations with relevant tax authorities or through litigation may take years to complete. Therefore, it is difficult to predict the timing for resolution of tax positions. However, the Company does not anticipate that the total amount of unrecognized tax benefits will increase or decrease significantly in the next twelve months. The Company’s U.S. federal returns and the majority of state returns for the period ended September 30, 2009 and all subsequent periods remain open for audit. The Company’s federal returns are currently under examination by the Internal Revenue Service for the periods ended September 30, 2009 through December 31, 2010. The Company believes it has adequately reserved for any potential tax exposures at December 31, 2012.

At December 31, 2012 and 2011, the Company had $27,401 and $31,340, respectively, of unrecognized tax benefits, none of which would impact the effective tax rate, if recognized. Estimated interest and penalties related to the underpayment of income taxes are classified as a component of income tax expense in the accompanying consolidated statements of operations. Accrued interest and penalties as of December 31, 2012 and 2011 were $35 and $301, respectively. The Company’s liability for uncertain tax positions, including accrued interest and penalties, of $27,436 and $31,641 at December 31, 2012 and 2011, respectively, are presented in other noncurrent liabilities.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

A reconciliation of the summary of activity of the Company’s uncertain tax positions is summarized as follows:

Balance at January 1, 2011	$35,483
Additions for tax positions related to prior years	207
Reductions for tax positions related to prior years	(4,350)

Balance at December 31, 2011	$31,340
Additions for tax positions related to prior years	—
Reductions for tax positions related to prior years	(1,963)
Reductions due to tax settlements	(1,515)
Reductions due to tax statute of limitations	(461)

Balance at December 31, 2012	$27,401

From 2007 through 2009, the Company’s tax year end was September 30 and its fiscal year end was December 31. During 2010, the Company filed a request to change its tax year end to December 31. The effective date of this request was December 31, 2010. Accordingly, the Company filed a stub year income tax return for the period from October 1, 2010 through December 31, 2010.

12.	Employee Defined Contribution Plans and Multi-Employer Pension Plans

The Company has a retirement savings plan (the “Plan”) for all of its domestic subsidiaries under section 401(k) of the Internal Revenue Code that covers all U.S. salaried and most hourly employees. Participants may elect to defer a percentage of their compensation to the Plan, subject to aggregate limits required by the Internal Revenue Code. The Plan provides for discretionary matching contributions under certain circumstances, for employees based on location, pay status and membership in a collective bargaining unit. In addition, the Company provides a retirement contribution to certain employees based on location and age. The Company contributed $7,439, $7,412 and $6,599 to the Plan for the years ended December 31, 2012, 2011 and 2010, respectively.

Bargaining unit employees in East Alton, IL and Alliance, OH participate in the IAM National Pension Plan (“IAM Plan”). The IAM Plan is a multi-employer pension plan with negotiated fixed company costs per employee hour worked. The risks of participating in these multiemployer plans are different from single-employer plans, as the Company can be subject to additional risks if others do not meet their obligations. The Company recorded expense of $2,714, $2,669 and $2,779 for the years ended December 31, 2012, 2011 and 2010, respectively, which are included in cost of sales in the consolidated statement of operations. The Company’s participation in the IAM Plan for the annual period ended December 31, 2012, is outlined in the table below. There have been no significant changes that affect the comparability of 2012 and 2011 contributions. The IAM Plan reported $350,359 and $332,430 in employers’ contributions for the years ended December 31, 2012 and 2011, respectively.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

Pension Fund	IAM National Pension Fund
EIN/ Pension Plan Number	51-6031295 / 002
Pension Protection Act Zone Status (2011 and 2010)*	Green Zone
FIP/RP Status Pending/Implemented	No
Company Contributions (FY 2012)	$2,699
Company Contributions (FY 2011)	$2,689
Surcharge Imposed	No
Expiration Date of Collective-Bargaining Agreement	November 3, 2013

*	Plans in the green zone are at least 80 percent funded.

At the date the financial statements were issued, Forms 5500 were not available for the plan year ended in 2012.

13.	Derivative Contracts

The Company maintains a metal, natural gas and electricity pricing risk-management strategy that uses commodity derivative contracts to minimize significant, unanticipated gains or losses and cash fluctuations that may arise from volatility of the commodity indices.

The Company’s commodity derivative contracts consist of delivery contracts matched in quantity, price and maturity to firm price sales orders, in circumstances where physical firm price metal is unavailable, in order to protect sales margins from metal price fluctuations between the firm price sale order date and shipment date.

The prices of natural gas and electricity can be particularly volatile. As a result, our natural gas and electricity costs may fluctuate dramatically. The Company attempts to mitigate short-term volatility in natural gas and electricity costs through the use of derivatives contracts in an effort to offset the effect of increasing costs.

The Company also utilized interest rate cap agreements in compliance with the requirement under the Term Loan Facility to provide that at least 50% of the term loan be subject to a fixed rate or interest rate protection for a period of not less than three years. During 2010, the Company entered into three-year interest rate cap agreements that capped the interest rate on $300,000 of the aggregate principal outstanding. The interest rate cap agreements are not designated as an accounting hedge and changes in the fair value of the interest rate cap agreements are recorded as non-cash interest expense.

By using derivative contracts to limit exposures to fluctuations in metal, natural gas and electricity prices and interest rate movements, the Company exposes itself to credit risk and market risk. Credit risk is the risk that the counterparty might fail to fulfill its performance obligations under the terms of the derivative contract. Market risk is the risk that the value of a derivative instrument might be adversely affected by a change in commodity price or interest rates. The Company manages the market risk associated with derivative contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Company primarily executes derivative contracts with major financial institutions. These counterparties expose the Company to credit risk in the event of non-performance. The amount of such exposure is limited to the fair value of the derivative contract plus the unpaid portion of amounts due to the Company pursuant to terms of the derivative contracts, if any. If a downgrade

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

in the credit rating of these counterparties occurs, management believes that this exposure is mitigated by provisions in the derivative arrangements which allow for the legal right of offset of any amounts due to the Company from the counterparties with any amounts payable to the counterparties by the Company.

The fair values of derivative contracts in the consolidated balance sheet include the impact of netting derivative assets and liabilities when a legally enforceable master netting arrangement exists. The following tables summarize the gross amounts of recognized derivative assets and liabilities, the net amounts presented in the consolidated balance sheet, and the net amounts after deducting collateral that has been deposited with counterparties:

	As of December 31, 2012
				Amounts Not Offset in the Consolidated Balance Sheet
	Gross Amounts of Recognized Assets	Gross Amounts Offset in Consolidated Balance Sheet	Net Amounts of Assets Presented in Consolidated Balance Sheet	Financial Instruments	Cash Collateral Received	Net Amount
Open metals contracts	$603	$(224)	$379	$—	$—	$379
(208 contracts)
Open natural gas contracts	2	—	2	—	—	2
(6 contracts)
Open electricity contracts	169	(2)	167	—	—	167
(17 contracts)
Interest rate cap agreements	1	—	1	—	—	1
(2 contracts)

Total	$775	$(226)	$549	$—	$—	$549

Consolidated balance sheet location:
Prepaid expenses and other current assets		$548
Other noncurrent assets		1

Total		$549

				Amounts Not Offset in the Consolidated Balance Sheet
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in Consolidated Balance Sheet	Net Amounts of Liabilities Presented in Consolidated Balance Sheet	Financial Instruments	Cash Collateral Deposited	Net Amount
Open metals contracts	$224	$(224)	$—	$—	$—	$—
(85 contracts)
Open electricity contracts	2	(2)	—	—	—	—
(1 contract)

Total	$226	$(226)	$—	$—	$—	$—

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

Not included in the table above is $767 of collateral included in Prepaid Expenses and Other Current Assets, which is because collateral is limited to the net amounts of assets or liabilities presented in the consolidated balance sheet.

	As of December 31, 2011
				Gross Amounts Not Offset in the Consolidated Balance Sheet
(dollars in thousands)	Gross Amounts of Recognized Assets	Gross Amounts Offset in Consolidated Balance Sheet	Net Amounts of Assets Presented in Consolidated Balance Sheet	Financial Instruments	Cash Collateral Received	Net Amount
Open metals contracts (88 contracts)	$294	$(294)	$—	$—	$—	$—
Open electricity contracts (6 contracts)	43	(43)	—	—	—	—
Interest rate cap agreements (2 contracts)	157	—	157	—	—	157

Total	$494	$(337)	$157	$—	$—	$157

Consolidated balance sheet location:
Other noncurrent assets			$157

				Gross Amounts Not Offset in the Consolidated Balance Sheet
(dollars in thousands)	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in Consolidated Balance Sheet	Net Amounts of Liabilities Presented in Consolidated Balance Sheet	Financial Instruments	Cash Collateral Deposited	Net Amount
Open metals contracts (151 contracts)	$1,647	$(294)	$1,353	$—	$(1,353)	$—
Open natural gas contracts (31 contracts)	384	—	384	—	(384)	—
Open electricity contracts (8 contracts)	131	(43)	88	—	—	88

Total	$2,162	$(337)	$1,825	$—	$(1,737)	$88

Consolidated balance sheet location:
Accrued liabilities			$1,825

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

Not included in the table above is $2,885 of collateral included in Prepaid Expenses and Other Current Assets, which is because collateral is limited to the net amounts of assets or liabilities presented in the consolidated balance sheet.

The following table summarizes the effects of derivative contracts in the consolidated statements of operations:

	Year Ended December 31,
	2012	2011	2010
Cost of sales
Realized and unrealized loss—metal contracts	$1,339	$3,884	$7,605
Realized and unrealized loss—natural gas contracts	76	517	1,825
Realized and unrealized loss—electricity contracts	243	57	—

Total	$1,658	$4,458	$9,430

Interest expense
Unrealized loss (gain)—interest rate cap agreements	$156	$1,851	$(800)

14.	Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements but does not change existing guidance as to whether or not an instrument is carried at fair value. This guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. In accordance with this guidance, fair value measurements are classified under the following hierarchy:

•	Level 1—Quoted prices for identical instruments in active markets.

•

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

•	Level 3—Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

The following tables provide the hierarchy of inputs used to derive the fair value of the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and December 31, 2011:

	As of December 31, 2012
	Level 1	Level 2	Level 3	Total
Open metal contracts	$—	$379	$—	$379
Open natural gas contracts	—	2	—	2
Open electricity contracts	—	167	—	167
Interest rate cap agreements	—	1	—	1

Total assets	$—	$549	$—	$549

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

	As of December 31, 2011
	Level 1	Level 2	Level 3	Total
Interest rate cap agreements	$—	$157	$—	$157

Total assets	$—	$157	$—	$157

Open metal contracts	$—	$1,353	$—	$1,353
Open natural gas contracts	—	384	—	384
Open electricity contracts	—	88	—	88

Total liabilities	$—	$1,825	$—	$1,825

In accordance with ASC 820, the Company determines the fair value of its interest rate agreement and commodity derivative contracts using Level 2 inputs.

The Company’s metal, natural gas and electricity commodity derivative contracts are considered Level 2 as fair value measurements consist of both quoted price inputs and inputs provided by a third party that are derived principally from or corroborated by observable market data by correlation. These assumptions include, but are not limited to, those concerning interest rates, credit rates, discount rates, default rates and other factors. All derivative commodity contracts have a set term of 24 months or less.

The Company’s interest rate cap agreements are considered Level 2 fair value measurements as the pricing is derived from discounting the future expected cash flows that would occur if variable interest rates rise above the strike rates of the caps. The variable interest rates used in the calculation of projected cash flows on the caps are based on an expectation of future interest rates derived from observable market interest rate curves (LIBOR forward curves) and volatilities that are observable at commonly quoted intervals.

The Company does not hold assets or liabilities requiring a Level 3 measurement and there have not been any transfers between the hierarchy levels during 2012 or 2011.

For purposes of financial reporting, the Company has determined that the carrying value of cash, accounts receivable, accounts payable, and accrued expenses approximates fair value due to the short maturities of these instruments. Additionally, given the revolving nature and the variable interest rates, the Company has determined that the carrying value of the ABL Facility also approximates fair value. As of December 31, 2012, the fair value of the Company’s Senior Secured Notes approximated $406,875. The fair value of the Senior Secured Notes was based upon quotes from financial institutions (Level 2 in the fair value hierarchy as defined by ASC 820).

15.	Related Parties

KPS Special Situations Fund II, L.P., KPS Special Situations Fund II (A), L.P., KPS Special Situations Fund III, L.P. and KPS Special Situations Fund III (A), L.P. (together, “KPS Funds”) are majority shareholders of Halkos. Halkos owns all of the outstanding shares of Holdings. On June 1, 2012, the Company distributed $160,000 to Halkos (see note 10, “Financing”).

The Company and affiliates of KPS Funds have entered into an agreement whereby affiliates of KPS Funds charge the Company for services of their personnel engaged in line or staff functions relating specifically to the operations of the Company (the “Management Services Agreement”). The charges, which are included in selling, general and administrative expenses, were $1,000 for

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

each of the years ended December 31, 2012, 2011 and 2010, of which $250 is included in accrued liabilities at December 31, 2012 and 2011. Additionally, pursuant to the Management Services Agreement, the Company is required to reimburse the affiliates of KPS Funds for all reasonable costs and expenses incurred in connection with the services provided. These costs were $77, $167 and $102 for the year ended December 31, 2012, 2011 and 2010, respectively.

The Company and KPS Funds entered into an agreement dated October 18, 2011 whereby the KPS Funds agreed to reimburse the Company for specific incremental costs directly attributable to an offering of equity securities (the “KPS Reimbursement Obligation”). As of December 31, 2012 and 2011, the Company has recorded $4,875 and $2,451, respectively, as a receivable from stockholder pertaining to the KPS Reimbursement Obligation.

16.	Commitments and Contingencies

Environmental Considerations

The Company is subject to a variety of environmental laws and regulations governing discharges to air and water, the handling, storage and disposal of hazardous or solid waste materials and the remediation of contamination associated with releases of hazardous substances. Although the Company believes it is in material compliance with all of the various regulations applicable to its business, there can be no assurance that requirements will not change in the future or that the Company will not incur significant cost to comply with such requirements. The Company employs responsible personnel at each facility, along with various environmental engineering consultants from time to time to assist with ongoing management of environmental, health and safety requirements. Management expenses environmental costs related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures that extend the life of the related property are capitalized. The Company determines its liability on a location by location basis and records a liability at the time it is deemed probable and can be reasonably estimated. The Company is currently not aware of any environmental matters which may have a material impact on the Company’s financial position, results of operations, or liquidity.

On November 19, 2007 (the date of inception of GBC), the Company acquired the assets and operations relating to the worldwide metals business of Olin Corporation. Olin Corporation agreed to retain liability arising out of the existing conditions on certain of our properties for any remedial actions required by environmental laws, and agreed to indemnify the Company for all or part of a number of other environmental liabilities. Since 2007, Olin Corporation has been performing remedial actions at the facilities in East Alton, Illinois and Waterbury, Connecticut, and has been participating in remedial actions at certain other properties as well. If Olin Corporation were to stop its environmental remedial activities at the Company’s properties, the Company could be required to assume responsibility for these activities, the cost of which could be material.

Insurance Coverage

The Company maintains Comprehensive Medical Plans for employees of GBC and its subsidiaries (the “Plans”) to provide health insurance for eligible employees on a self-insured basis. The Plans are covered by a stop loss policy for those benefits provided on a self-insured basis with a deductible of $275 per occurrence for all GBC employees, except for employees of our Chase Brass division, which has a deductible of $100 per occurrence and a specific stop loss maximum of $2,000.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

The Company is self-insured for workers’ compensation claims assumed from its predecessor company for activity prior to November 19, 2007 and benefits paid under employee health care programs. Workers’ compensation claims relating to activity after November 19, 2007 are covered by a loss funding insurance arrangement whereby the Company makes a fixed payment to the insurer which is used to pay submitted claims. The Company is self-insured for annual workers’ compensation costs relating to activity after November 19, 2007 of up to $500 per occurrence.

Legal Considerations

The Company is party to various legal proceedings arising in the ordinary course of business. The Company believes that none of its lawsuits are individually material or that the aggregate exposure of all of its lawsuits, including those that are probable and those that are only reasonably possible, is material to its financial condition, results of operations or cash flows.

Operating Leases

The Company has operating leases covering certain of its facilities and equipment under non-cancelable lease agreements.

Future minimum lease payments under non-cancelable leases in effect are as follows:

Year	Payment
2013	$2,654
2014	1,621
2015	956
2016	612
2017	122
Thereafter	—

Total minimum lease payments	$5,965

Rental expense under all operating leases was approximately $3,606, $3,603 and $3,543 for the years ended December 31, 2012, 2011 and 2010, respectively, and is recorded in cost of sales or selling, general and administrative costs depending on the nature and use of the underlying asset being leased.

17.	Profits Interest Awards

Halkos has granted, pursuant to the Halkos Equity Plan, non-voting membership interests to select members of the Company’s management titled Class B, C and D Shares. The Class B, C and D Shares are profits interests in Halkos.

Class B Shares

In 2007, in connection with the issuance of Class C and D Shares, Halkos issued Class B Shares to certain members of the Company’s management. Halkos issued additional Class B Shares in 2010 and 2011 to certain members of the Company’s management. Class B Shares generally vest over a period of three years. Despite the fact that these Shares are in the form of equity, the Class B Shares are considered a profit sharing plan due to certain aspects of the plan, primarily

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

the ability of Halkos to repurchase the Shares at no cost from the employee holding such shares. Award recipients substantively derive economic value in the instrument through profit sharing distributions. Accordingly, the Class B Shares are a compensation liability award accounted for as a profit sharing arrangement by Halkos. Because the awards were granted by Halkos, an economic interest holder of the Company, to employees of the Company, distributions are accounted for by the Company as non-cash compensation expense with a corresponding increase in additional paid-in capital to reflect the deemed capital contribution by Halkos. Expense on the Class B Shares is recorded in the period in which distributions to Class B award holders are determined to be probable.

During the years ended December 31, 2012, 2011 and 2010, certain members of the Company’s management received distributions from Halkos in the amount of $20,110, $292 and $3,452, respectively. The Company recorded the distributions as non-cash compensation expense with a corresponding increase in additional paid in capital in the period in which these distributions were determined to be probable. Non-cash compensation expense of $19,517, $885 and $3,452 is included as a component of selling, general and administrative expenses in the consolidated statements of operations for the years ended December 31, 2012, 2011 and 2010, respectively.

Class C and D Shares

In June 2011, the Halkos limited liability company agreement was amended and the Class C and D Shares were converted to Class B Shares at fair value. No expense relative to these awards is reflected in the accompanying consolidated financial statements. The conversion was in effect a liability to liability modification and the achievement of the Class C and D Shares performance condition was not probable nor were there any probable distributions payable for Class B Shares at the time of conversion.

18.	Segment Information

The Company’s Chief Operating Decision Maker allocates resources and evaluates performance at the divisional level. As such, the Company has determined that it has three reportable segments: Olin Brass, Chase and Oster.

The Olin Brass segment is the leading manufacturer and converter of copper and copper-alloy sheet, strip, foil, and fabricated components in North America. While primarily processing copper and copper-alloys, the segment also rerolls and forms other metals such as stainless and carbon steel. Olin Brass’s products are used in five primary end markets: building and housing, munitions, automotive, coinage, and electronics/electrical components.

Chase is a leading North American manufacturer of brass rod. The segment principally produces brass rod in sizes ranging from 1/4 inch to 4.5 inches in diameter. The key attributes of brass rod include its machinability, corrosion resistance and moderate strength, making it ideal for forging and machining products such as valves and fittings. Chase produces brass rod used in production applications which can be grouped into four end markets: building and housing, transportation, electronics/electrical components and industrial machinery and equipment.

Oster is a leading copper-alloy distributor and processor. The segment, through its family of metal service centers, is strategically focused on satisfying its customers’ needs for brass and copper parts and other products, with a high level of service, quality and flexibility by offering customization and just-in-time delivery. Value-added processing services include precision slitting

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

and traverse winding to provide greater customer press up-time, hot air level tinning for superior corrosion resistance and product enhancement such as edging and cutting. Important Oster end markets include building and housing, automotive, transportation, and electronics/electrical components (primarily for housing and commercial construction).

The Chief Operating Decision Maker evaluates performance and determines resource allocations based on a number of factors, the primary performance measure being Segment Adjusted EBITDA.

Segment Adjusted EBITDA is an EBITDA based measure of operating performance, with EBITDA being defined by the Company as net income before depreciation and amortization, interest expense, and income taxes. The Company defines Segment Adjusted EBITDA as EBITDA further adjusted to remove the impacts of inventory values for LIFO and lower of cost or market charges, the cost of terminating certain collateral hedges, unrealized mark to market gains and losses on derivative instruments, non-cash compensation expense, loss on extinguishment of debt and non-cash income accretion related to the Company’s joint venture investment, each of which are excluded because management believes they are not indicative of the ongoing performance of the Company’s core operations. Corporate and Eliminations include corporate amounts, primarily compensation, tax and overhead costs unrelated to a specific segment, and elimination of intercompany balances. The Chief Operating Decision Maker is not provided with nor reviews assets by segment for purposes of allocating resources.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

Below is a reconciliation of the Company’s Segment Adjusted EBITDA to income before provision for income taxes and equity income:

			Year Ended December 31,
			2012	2011	2010
Net Sales, External Customers
Olin Brass			$676,563	$718,244	$710,271
Chase			647,711	704,968	611,870
Oster			326,246	355,931	336,588

Total net sales, external customers			$1,650,520	$1,779,143	$1,658,729

Intersegment Net Sales
Olin Brass			$46,287	$48,312	$57,919
Chase			305	626	765
Oster			167	285	928

Total intersegment net sales			$46,759	$49,223	$59,612

Segment Adjusted EBITDA
Olin Brass			$45,115	$45,320	$23,291
Chase			66,641	73,658	61,158
Oster			19,517	17,898	21,324

Total segment adjusted EBITDA			131,273	136,876	105,773
Corporate and Eliminations			(20,562)	(19,518)	(15,714)
Loss on extinguishment of debt			(19,612)	—	—
Depreciation and amortization			(6,934)	(4,759)	(2,971)
Interest expense			(39,727)	(40,010)	(25,076)
Equity method investment income	(A	)	(271)	(164)	(806)
Net income attributable to noncontrolling interest			374	156	512
LIFO liquidation gain			4,775	15,236	21,009
Lower of cost or market adjustment to inventory			(302)	—	—
Gain (loss) on derivative contracts			1,588	(1,095)	(11,984)
Compensation expense—profits interest awards			(19,517)	(885)	(3,452)

Income before provision for income taxes and equity income			$31,085	$85,837	$67,291

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

(A)	Excludes accretion income of $724 in each of the years ended December 31, 2012, 2011 and 2010. Equity method investment income is exclusive to Olin Brass.

	Year Ended December 31,
	2012	2011	2010
Depreciation and amortization
Olin Brass	$3,849	$2,622	$1,624
Chase	2,521	1,921	1,200
Oster	247	196	147
Corporate and Eliminations	317	20	—

Total depreciation and amortization	$6,934	$4,759	$2,971

LIFO liquidation gain/(loss)
Olin Brass	$175	$8,401	$23,253
Chase	1,623	—	75
Oster	4,478	7,050	(48)
Corporate and Eliminations	(1,501)	(215)	(2,271)

Total LIFO liquidation gain	$4,775	$15,236	$21,009

Capital expenditures
Olin Brass	$12,455	$10,818	$3,999
Chase	6,846	10,171	7,377
Oster	558	505	551
Corporate and Eliminations	549	946	—

Total capital expenditures	$20,408	$22,440	$11,927

Summarized geographic information is shown in the following table. Net sales are attributed to individual countries based on the location from which the products are shipped. No customer represented 10 percent or more of consolidated revenues in 2012, 2011 or 2010.

	Year Ended December 31,
	2012	2011	2010
Net sales:
United States	$1,556,865	$1,691,007	$1,567,472
Asia Pacific	53,668	54,638	62,358
Mexico	39,987	33,498	28,899

Total net sales	$1,650,520	$1,779,143	$1,658,729

Substantially all long-lived assets are maintained in the United States.

19.	Condensed Consolidating Financial Information

In June 2012, Holdings (presented as “Parent” in the following tables), through its wholly-owned principal operating subsidiary, GBC (presented as “Issuer” in the following tables), issued Senior Secured Notes as further described in note 10. The Senior Secured Notes are jointly and severally

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All dollar amounts in thousands)

guaranteed on a senior secured basis by Holdings and substantially all existing 100%-owned U.S. subsidiaries of GBC (collectively, the “Guarantors”). The guarantees are full and unconditional, except that a Guarantor can be automatically released and relieved of its obligations under certain customary provisions contained in the indenture governing the Senior Secured Notes. Under these customary provisions, a Guarantor is automatically released from its obligations as a guarantor upon the sale of the Guarantor or substantially all of its assets to a third party, the designation of the Guarantor as an unrestricted subsidiary in accordance with the terms of the indenture, the release or discharge of all guarantees by such Guarantor and the repayment of all indebtedness, or upon the Issuer’s exercise of its legal defeasance option or covenant defeasance option or if the obligations under the indenture are discharged in accordance with the terms of the indenture. All other subsidiaries of GBC, whether direct or indirect, do not guarantee the Senior Secured Notes (collectively, the “Non-Guarantors”).

Holdings is also a guarantor of the asset-based revolving loan facility (the “ABL Facility”) and substantially all of its 100%-owned U.S. subsidiaries are borrowers under, or guarantors of, the ABL Facility on a senior secured basis.

The following condensed consolidating financial information presents the financial position, results of operations, comprehensive income and cash flows of (1) the Parent, (2) the Issuer, (3) the Guarantors, (4) the Non-Guarantors and (5) eliminations to arrive at the information for Holdings on a consolidated basis. The condensed consolidating financial information presented below is not necessarily indicative of the financial position, results of operations, comprehensive income or cash flows of the Parent, the Issuer, the Guarantors or the Non-Guarantors on a stand-alone basis.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All dollar amounts in thousands)

Global Brass and Copper Holdings, Inc.

Condensed Consolidating Balance Sheet

December 31, 2012

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash	$—	$8,537	$—	$5,446	$(121)	$13,862
Accounts receivable, net of allowance	—	4,630	144,533	15,154	—	164,317
Inventories	—	343	158,713	15,885	(563)	174,378
Prepaid expenses and other current assets	—	9,229	2,600	312	—	12,141
Deferred income taxes	—	33,465	—	—	—	33,465
Income tax receivable, net	—	1,656	—	—	(356)	1,300

Total current assets	—	57,860	305,846	36,797	(1,040)	399,463
Property, plant and equipment, net	—	1,154	69,646	327	—	71,127
Investment in joint venture	—	—	2,972	—	—	2,972
Investment in subsidiaries	—	522,912	19,850	—	(542,762)	—
Intercompany accounts	—	—	223,081	—	(223,081)	—
Goodwill	—	—	4,399	—	—	4,399
Intangible assets, net	—	—	839	—	—	839
Deferred income taxes	—	6,138	—	—	—	6,138
Other noncurrent assets	—	17,115	640	—	—	17,755

Total assets	$—	$605,179	$627,273	$37,124	$(766,883)	$502,693

Liabilities and (deficit) / equity
Current liabilities:
Accounts payable	$—	$1,398	$77,390	$2,910	$(121)	$81,577
Accrued liabilities	—	20,592	26,971	861	—	48,424
Accrued interest	—	3,287	—	—	—	3,287
Income taxes payable	—	248	—	356	(356)	248

Total current liabilities	—	25,525	104,361	4,127	(477)	133,536
Long-term debt	—	389,522	—	—	—	389,522
Other noncurrent liabilities	—	27,436	—	—	—	27,436
Obligations and advances in excess of investment in subsidiary	42,522	—	—	—	(42,522)	—
Intercompany accounts	8,829	205,218	—	9,597	(223,644)	—

Total liabilities	51,351	647,701	104,361	13,724	(266,643)	550,494

Commitments and contingencies	—	—	—	—	—	—
Global Brass and Copper Holdings, Inc. stockholder’s (deficit) / equity	(51,351)	(42,522)	522,912	19,850	(500,240)	(51,351)
Noncontrolling interest	—	—	—	3,550	—	3,550

Total (deficit) / equity	(51,351)	(42,522)	522,912	23,400	(500,240)	(47,801)

Total liabilities and (deficit) / equity	$—	$605,179	$627,273	$37,124	$(766,883)	$502,693

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All dollar amounts in thousands)

Global Brass and Copper Holdings, Inc.

Condensed Consolidating Balance Sheet

December 31, 2011

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash	$—	$45,302	$—	$4,648	$(413)	$49,537
Accounts receivable, net of allowance	—	4,184	145,083	12,448	—	161,715
Inventories	—	218	174,429	11,921	(621)	185,947
Prepaid expenses and other current assets	—	17,916	2,245	135	(384)	19,912
Deferred income taxes	—	29,027	—	—	—	29,027
Income tax receivable, net	—	5,204	128	—	(286)	5,046

Total current assets	—	101,851	321,885	29,152	(1,704)	451,184
Property, plant and equipment, net	—	923	56,322	311	—	57,556
Investment in joint venture	—	—	3,507	—	—	3,507
Investment in subsidiaries	85,020	393,708	13,351	—	(492,079)	—
Intercompany accounts	—	—	92,889	—	(92,889)	—
Goodwill	—	—	4,399	—	—	4,399
Intangible assets, net	—	—	951	—	—	951
Deferred income taxes	—	19,970	—	—	—	19,970
Other noncurrent assets	—	9,963	1,210	—	—	11,173

Total assets	$85,020	$526,415	$494,514	$29,463	$(586,672)	$548,740

Liabilities and (deficit) / equity
Current liabilities:
Current maturities of long-term debt	$—	$31,880	$—	$—	$—	$31,880
Accounts payable	—	—	76,190	2,495	(797)	77,888
Accrued liabilities	—	23,202	24,616	786	—	48,604
Accrued interest	—	4,069	—	—	—	4,069
Income taxes payable	—	300	—	286	(286)	300

Total current liabilities	—	59,451	100,806	3,567	(1,083)	162,741
Long-term debt	—	271,698	—	—	—	271,698
Other noncurrent liabilities	—	31,641	—	—	—	31,641
Intercompany accounts	5,528	78,605	—	9,377	(93,510)	—

Total liabilities	5,528	441,395	100,806	12,944	(94,593)	466,080

Commitments and contingencies	—	—	—	—	—	—
Global Brass and Copper Holdings, Inc. stockholder’s (deficit) / equity	79,492	85,020	393,708	13,351	(492,079)	79,492
Noncontrolling interest	—	—	—	3,168	—	3,168

Total (deficit) / equity	79,492	85,020	393,708	16,519	(492,079)	82,660

Total liabilities and (deficit) / equity	$85,020	$526,415	$494,514	$29,463	$(586,672)	$548,740

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All dollar amounts in thousands)

Global Brass and Copper Holdings, Inc.

Condensed Consolidating Statement of Operations

Year Ended December 31, 2012

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$1,584,301	$93,655	$(27,436)	$1,650,520
Cost of sales	—	83	1,409,588	85,099	(27,436)	1,467,334

Gross profit (loss)	—	(83)	174,713	8,556	—	183,186
Selling, general and administrative expenses	1,427	30,756	57,879	2,579	—	92,641

Operating income (loss)	(1,427)	(30,839)	116,834	5,977	—	90,545
Interest expense	—	39,730	(3)	—	—	39,727
Loss on extinguishment of debt	—	19,612	—	—	—	19,612
Other (income) expense, net	—	766	(120)	(525)	—	121

Income (loss) before provision for income taxes and equity income	(1,427)	(90,947)	116,957	6,502	—	31,085
Provision for (benefit from) income taxes	(550)	(30,066)	47,828	1,973	—	19,185

Income (loss) before equity income	(877)	(60,881)	69,129	4,529	—	11,900
Equity income, net of tax	13,398	74,279	5,150	—	(91,832)	995

Net income	12,521	13,398	74,279	4,529	(91,832)	12,895
Less: Net income attributable to noncontrolling interest	—	—	—	374	—	374

Net income attributable to Global Brass and Copper Holdings, Inc.	$12,521	$13,398	$74,279	$4,155	$(91,832)	$12,521

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All dollar amounts in thousands)

Global Brass and Copper Holdings, Inc.

Condensed Consolidating Statement of Operations

Year Ended December 31, 2011

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$1,713,367	$88,136	$(22,360)	$1,779,143
Cost of sales	—	735	1,523,655	81,443	(22,360)	1,583,473

Gross profit (loss)	—	(735)	189,712	6,693	—	195,670
Selling, general and administrative expenses	1,650	15,721	49,451	2,569	—	69,391

Operating income (loss)	(1,650)	(16,456)	140,261	4,124	—	126,279
Interest expense	—	39,950	60	—	—	40,010
Other (income) expense, net	—	292	317	(177)	—	432

Income (loss) before provision for income taxes and equity income	(1,650)	(56,698)	139,884	4,301	—	85,837
Provision for (benefit from) income taxes	(635)	(20,765)	51,662	1,175	—	31,437

Income (loss) before equity income	(1,015)	(35,933)	88,222	3,126	—	54,400
Equity income, net of tax	56,147	92,080	3,858	—	(151,197)	888

Net income	55,132	56,147	92,080	3,126	(151,197)	55,288
Less: Net income attributable to noncontrolling interest	—	—	—	156	—	156

Net income attributable to Global Brass and Copper Holdings, Inc.	$55,132	$56,147	$92,080	$2,970	$(151,197)	$55,132

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All dollar amounts in thousands)

Global Brass and Copper Holdings, Inc.

Condensed Consolidating Statement of Operations

Year Ended December 31, 2010

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$1,599,714	$91,256	$(32,241)	$1,658,729
Cost of sales	—	16,759	1,428,661	83,516	(32,241)	1,496,695

Gross profit (loss)	—	(16,759)	171,053	7,740	—	162,034
Selling, general and administrative expenses	1,102	12,337	52,988	2,430	—	68,857

Operating income (loss)	(1,102)	(29,096)	118,065	5,310	—	93,177
Interest expense	—	25,070	6	—	—	25,076
Other (income) expense, net	—	668	219	(77)	—	810

Income (loss) before provision for income taxes and equity income	(1,102)	(54,834)	117,840	5,387	—	67,291
Provision for (benefit from) income taxes	(424)	(20,214)	46,093	1,221	—	26,676

Income (loss) before equity income	(678)	(34,620)	71,747	4,166	—	40,615
Equity income, net of tax	42,311	76,931	5,184	—	(122,896)	1,530

Net income	41,633	42,311	76,931	4,166	(122,896)	42,145
Less: Net income attributable to noncontrolling interest	—	—	—	512	—	512

Net income attributable to Global Brass and Copper Holdings, Inc.	$41,633	$42,311	$76,931	$3,654	$(122,896)	$41,633

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All dollar amounts in thousands)

Global Brass and Copper Holdings, Inc.

Condensed Consolidating Statement of Comprehensive Income

Year Ended December 31, 2012

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net income	$12,521	$13,398	$74,279	$4,529	$(91,832)	$12,895
Other comprehensive income (loss):
Foreign currency translation adjustment	(457)	(457)	(521)	1,060	(74)	(449)

Comprehensive income	12,064	12,941	73,758	5,589	(91,906)	12,446
Less: Comprehensive income attributable to noncontrolling interest	—	—	—	382	—	382

Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	$12,064	$12,941	$73,758	$5,207	$(91,906)	$12,064

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All dollar amounts in thousands)

Global Brass and Copper Holdings, Inc.

Condensed Consolidating Statement of Comprehensive Income

Year Ended December 31, 2011

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net income	$55,132	$56,147	$92,080	$3,126	$(151,197)	$55,288
Other comprehensive income (loss):
Foreign currency translation adjustment	362	362	415	(417)	(253)	469

Comprehensive income	55,494	56,509	92,495	2,709	(151,450)	55,757
Less: Comprehensive income attributable to noncontrolling interest	—	—	—	263	—	263

Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	$55,494	$56,509	$92,495	$2,446	$(151,450)	$55,494

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All dollar amounts in thousands)

Global Brass and Copper Holdings, Inc.

Condensed Consolidating Statement of Comprehensive Income

Year Ended December 31, 2010

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net income	$41,633	$42,311	$76,931	$4,166	$(122,896)	$42,145
Other comprehensive income (loss):
Foreign currency translation adjustment	442	442	1,430	(1,741)	(60)	513

Comprehensive income	42,075	42,753	78,361	2,425	(122,956)	42,658
Less: Comprehensive income attributable to noncontrolling interest	—	—	—	583	—	583

Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	$42,075	$42,753	$78,361	$1,842	$(122,956)	$42,075

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All dollar amounts in thousands)

Global Brass and Copper Holdings, Inc.

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2012

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net cash provided by operating activities	$73,624	$58,118	$19,781	$1,299	$(70,908)	$81,914
Cash flows from investing activities
Capital expenditures	—	(549)	(19,813)	(46)	—	(20,408)
Capital distributions from subsidiary	86,376	—	—	—	(86,376)	—
Payable to subsidiaries	2,424	—	—	—	(2,424)	—
Other	—	—	32	—	—	32

Net cash provided by (used in) investing activities	88,800	(549)	(19,781)	(46)	(88,800)	(20,376)
Cash flows from financing activities
Deferred financing fees	—	(12,981)	—	—	—	(12,981)
Proceeds from senior secured notes	—	375,000	—	—	—	375,000
Payments on term loan	—	(310,875)	—	—	—	(310,875)
Borrowings on ABL Facility	—	204,275	—	—	—	204,275
Payments on ABL Facility	—	(189,753)	—	—	—	(189,753)
Distributions to stockholder	(160,000)	(160,000)	—	—	160,000	(160,000)
Amounts due from stockholder	(2,424)	—	—	—	—	(2,424)

Net cash used in financing activities	(162,424)	(94,334)	—	—	160,000	(96,758)
Effect of foreign currency exchange rate changes	—	—	—	(455)	—	(455)

Net (decrease) increase in cash	—	(36,765)	—	798	292	(35,675)
Cash at beginning of year	—	45,302	—	4,648	(413)	49,537

Cash at end of year	$—	$8,537	$—	$5,446	$(121)	$13,862

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All dollar amounts in thousands)

Global Brass and Copper Holdings, Inc.

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2011

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net cash provided by operating activities	$—	$37,381	$22,250	$2,687	$2,530	$64,848
Cash flows from investing activities
Capital expenditures	—	(946)	(21,429)	(65)	—	(22,440)
Payable to subsidiaries	2,451	—	—	—	(2,451)	—
Other	—	—	95	2	—	97

Net cash provided by (used in) investing activities	2,451	(946)	(21,334)	(63)	(2,451)	(22,343)
Cash flows from financing activities
Deferred financing fees	—	(1,675)	—	—	—	(1,675)
Payments on term loan	—	(3,300)	—	—	—	(3,300)
Borrowings on ABL Facility	—	168,021	—	—	—	168,021
Payments on ABL Facility	—	(168,021)	—	—	—	(168,021)
Principal payments under capital lease obligation	—	—	(916)	—	—	(916)
Amounts due from stockholder	(2,451)	—	—	—	—	(2,451)

Net cash used in financing activities	(2,451)	(4,975)	(916)	—	—	(8,342)
Effect of foreign currency exchange rate changes	—	—	—	(149)	—	(149)

Net increase in cash	—	31,460	—	2,475	79	34,014
Cash at beginning of year	—	13,842	—	2,173	(492)	15,523

Cash at end of year	$—	$45,302	$—	$4,648	$(413)	$49,537

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All dollar amounts in thousands)

Global Brass and Copper Holdings, Inc.

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2010

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net cash provided by operating activities	$42,500	$60,079	$9,237	$590	$(42,992)	$69,414
Cash flows from investing activities
Capital expenditures	—	—	(11,664)	(263)	—	(11,927)
Other	—	—	39	—	—	39

Net cash provided by (used in) investing activities	—	—	(11,625)	(263)	—	(11,888)
Cash flows from financing activities
Deferred financing fees	—	(15,131)	—	—	—	(15,131)
Proceeds from term loan	—	305,550	—	—	—	305,550
Payments on term loan	—	(825)	—	—	—	(825)
Borrowings on ABL Facility	—	1,096,578	—	—	—	1,096,578
Payments on ABL Facility	—	(1,272,197)	—	—	—	(1,272,197)
Principal payments under capital lease obligation	—	—	(52)	—	—	(52)
Payments on related party debt	—	(119,805)	—	—	—	(119,805)
Distribution to stockholder	(42,500)	(42,500)	—	—	42,500	(42,500)
Cash overdrafts	—	(1,228)	—	—	—	(1,228)

Net cash used in financing activities	(42,500)	(49,558)	(52)	—	42,500	(49,610)
Effect of foreign currency exchange rate changes	—	—	—	(225)	—	(225)

Net increase (decrease) in cash	—	10,521	(2,440)	102	(492)	7,691
Cash at beginning of year	—	3,321	2,440	2,071	—	7,832

Cash at end of year	$—	$13,842	$—	$2,173	$(492)	$15,523

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

20.	Stock Split

On April 10, 2013 the Company’s Board of Directors authorized a 211,100-to-1 stock split to be effected after the effective date of the Company’s Form S-1 Registration Statement and prior to the completion of the Company’s IPO. On May 29, 2013, the Company completed its IPO. The share numbers and per share amounts disclosed in the consolidated financial statements and notes to consolidated financial statements have been retroactively adjusted to give effect to the stock split.

The balance sheets have been retroactively adjusted for the impact of the stock split by an increase to common stock of $211 with an offsetting charge to accumulated deficit.

21.	Quarterly Financial Information (Unaudited)

	2012
	First Quarter (A)	Second Quarter (A)		Third Quarter (A)	Fourth Quarter
Net sales	$443,391	$416,979		$393,977	$396,173
Gross profit	49,954	47,121		44,397	41,714	(C)
Income (loss) before provision for (benefit from) income taxes and equity income	21,971	(21,063	) (B)	17,645	12,532
Net income (loss)	14,047	(19,891)		11,137	7,602
Net income (loss) attributable to Global Brass and Copper Holdings, Inc.	13,993	(20,005)		11,032	7,501
Net income (loss) attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	0.66	(0.95)		0.52	0.36

	2011
	First Quarter (A)	Second Quarter (A)		Third Quarter (A)	Fourth Quarter (A)
Net sales	$492,915	$473,251		$439,500	$373,477
Gross profit	50,026	44,231		38,077	63,336	(D)
Income before provision for income taxes and equity income	21,712	17,498		10,779	35,848
Net income	14,170	10,268		7,280	23,570
Net income attributable to Global Brass and Copper Holdings, Inc.	14,058	10,201		7,283	23,590
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	0.67	0.48		0.35	1.12

(A)	The above data have been adjusted for prior period revisions discussed in note 2, “Summary of Significant Accounting Policies” and as illustrated in note 22, “Revision of Prior Period Financial Statements (Unaudited)”.
(B)	Includes $19,612 loss on debt extinguishment and $19,517 profits interest compensation expense.
(C)	Includes $4,775 gain from liquidation of LIFO inventory layers.
(D)	Includes $15,236 gain from liquidation of LIFO inventory layers.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

22.	Revision of Prior Period Financial Statements (Unaudited)

As discussed in note 2 “Summary of Significant Accounting Policies”, during 2012, the Company identified and corrected certain errors. A summary of the revisions to the consolidated financial statements during the interim periods is as follows:

	As Previously Reported	Adjustment	As Revised
Consolidated Balance Sheet
	March 31, 2011
Inventories	$202,745	$(230)	$202,515
Prepaid expenses and other current assets	23,623	7,478	31,101
Deferred income tax assets—current	27,143	1,251	28,394
Income tax receivable	2,666	327	2,993
Total current assets	501,575	8,826	510,401
Property, plant and equipment, net	42,475	112	42,587
Deferred income tax assets—noncurrent	32,867	(347)	32,520
Total assets	601,811	8,591	610,402
Accrued liabilities	65,352	7,240	72,592
Income tax payable	—	398	398
Total current liabilities	193,688	7,638	201,326
Total liabilities	559,825	7,638	567,463
Retained earnings	26,691	953	27,644
Total Global Brass and Copper Holdings, Inc. stockholder’s equity	38,954	953	39,907
Total equity	41,987	953	42,940
Total liabilities and equity	601,811	8,591	610,402
Consolidated Statement of Operations
	Three Months Ended March 31, 2011
Cost of sales	$442,383	$506	$442,889
Gross profit	50,532	(506)	50,026
Operating income	31,672	(506)	31,166
Third party interest expense	9,562	(112)	9,450
Income before provision for income taxes and equity income	22,106	(394)	21,712
Provision for income taxes	7,956	(116)	7,840
Income before equity income	14,150	(278)	13,872
Net income	14,448	(278)	14,170
Net income attributable to Global Brass and Copper Holdings, Inc.	14,336	(278)	14,058
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$0.68	$(0.01)	$0.67
Consolidated Statement of Comprehensive Income
	Three Months Ended March 31, 2011
Net income	$14,448	$(278)	$14,170
Comprehensive income	14,771	(278)	14,493
Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	14,643	(278)	14,365

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

	As Previously Reported	Adjustment	As Revised
Consolidated Statement of Changes in Equity
	Three Months Ended March 31, 2011
Net income	$14,448	$(278)	$14,170
Net income attributable to Global Brass and Copper Holdings, Inc.	14,336	(278)	14,058
Retained earnings—Balance, March 31, 2011	26,691	953	27,644
Total Global Brass and Copper Holdings, Inc. stockholder’s equity—Balance, March 31, 2011	38,954	953	39,907
Total equity—Balance, March 31, 2011	41,987	953	42,940
Consolidated Statement of Cash Flows
	Three Months Ended March 31, 2011
Cash flows from operating activities:
Net cash used in operating activities	$(22,494)	$112	$(22,382)
Cash flows from investing activities:
Capital expenditures	(3,476)	(112)	(3,588)
Net cash used in investing activities	(3,476)	(112)	(3,588)
Consolidated Balance Sheet
	June 30, 2011
Inventories	$169,137	$(402)	$168,735
Prepaid expenses and other current assets	13,989	8,212	22,201
Deferred income tax assets—current	25,823	1,230	27,053
Income tax receivable	2,147	(343)	1,804
Total current assets	464,534	8,697	473,231
Property, plant and equipment, net	47,507	273	47,780
Deferred income tax assets—noncurrent	32,450	(529)	31,921
Total assets	565,534	8,441	573,975
Accrued liabilities	55,849	7,465	63,314
Total current liabilities	176,521	7,465	183,986
Total liabilities	514,032	7,465	521,497
Retained earnings	36,869	976	37,845
Total Global Brass and Copper Holdings, Inc. stockholder’s equity	48,371	976	49,347
Total equity	51,502	976	52,478
Total liabilities and equity	565,534	8,441	573,975

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

	As Previously Reported	Adjustment	As Revised
Consolidated Statements of Operations
	Three Months Ended June 30, 2011
Cost of sales	$429,357	$(337)	$429,020
Gross profit	43,894	337	44,231
Operating income	27,411	337	27,748
Third party interest expense	11,149	(161)	10,988
Income before provision for income taxes and equity income	17,000	498	17,498
Provision for income taxes	6,783	475	7,258
Income before equity income	10,217	23	10,240
Net income	10,245	23	10,268
Net income attributable to Global Brass and Copper Holdings, Inc.	10,178	23	10,201
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$0.48	$—	$0.48

	Six Months Ended June 30, 2011
Cost of sales	$871,740	$169	$871,909
Gross profit	94,426	(169)	94,257
Operating income	59,083	(169)	58,914
Third party interest expense	20,711	(273)	20,438
Income before provision for income taxes and equity income	39,106	104	39,210
Provision for income taxes	14,739	359	15,098
Income before equity income	24,367	(255)	24,112
Net income	24,693	(255)	24,438
Net income attributable to Global Brass and Copper Holdings, Inc.	24,514	(255)	24,259
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$1.16	$(0.01)	$1.15
Consolidated Statements of Comprehensive Income
	Three Months Ended June 30, 2011
Net income	$10,245	$23	$10,268
Comprehensive income	10,452	23	10,475
Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	10,354	23	10,377

	Six Months Ended June 30, 2011
Net income	$24,693	$(255)	$24,438
Comprehensive income	25,223	(255)	24,968
Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	24,997	(255)	24,742

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

	As Previously Reported	Adjustment	As Revised
Consolidated Statement of Changes in Equity
	Six Months Ended June 30, 2011
Net income	$24,693	$(255)	$24,438
Net income attributable to Global Brass and Copper Holdings, Inc.	24,514	(255)	24,259
Retained earnings—Balance, June 30, 2011	36,869	976	37,845
Total Global Brass and Copper Holdings, Inc. stockholder’s equity—Balance, June 30, 2011	48,371	976	49,347
Total equity—Balance, June 30, 2011	51,502	976	52,478
Consolidated Statement of Cash Flows
	Six Months Ended June 30, 2011
Cash flows from operating activities:
Net cash provided by operating activities	$32,428	$273	$32,701
Cash flows from investing activities:
Capital expenditures	(9,709)	(273)	(9,982)
Net cash used in investing activities	(9,683)	(273)	(9,956)
Consolidated Balance Sheet
	September 30, 2011
Inventories	$163,880	$(388)	$163,492
Prepaid expenses and other current assets	24,752	994	25,746
Deferred income tax assets—current	26,658	1,058	27,716
Income tax receivable	3,612	(352)	3,260
Total current assets	462,786	1,312	464,098
Property, plant and equipment, net	51,589	478	52,067
Deferred income tax assets—noncurrent	31,903	(646)	31,257
Total assets	565,819	1,144	566,963
Accounts payable	107,971	(12)	107,959
Accrued liabilities	59,526	(235)	59,291
Total current liabilities	175,291	(247)	175,044
Total liabilities	507,655	(247)	507,408
Retained earnings	43,737	1,391	45,128
Total Global Brass and Copper Holdings, Inc. stockholder’s equity	54,991	1,391	56,382
Total equity	58,164	1,391	59,555
Total liabilities and equity	565,819	1,144	566,963

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

	As Previously Reported	Adjustment	As Revised
Consolidated Statements of Operations
	Three Months Ended September 30, 2011
Cost of sales	$401,931	$(508)	$401,423
Gross profit	37,569	508	38,077
Operating income	20,471	508	20,979
Third party interest expense	10,159	(205)	9,954
Income before provision for income taxes and equity income	10,066	713	10,779
Provision for income taxes	3,428	298	3,726
Income before equity income	6,638	415	7,053
Net income	6,865	415	7,280
Net income attributable to Global Brass and Copper Holdings, Inc.	6,868	415	7,283
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$0.33	$0.02	$0.35

	Nine Months Ended September 30, 2011
Cost of sales	$1,273,671	$(339)	$1,273,332
Gross profit	131,995	339	132,334
Operating income	79,554	339	79,893
Third party interest expense	30,870	(478)	30,392
Income before provision for income taxes and equity income	49,172	817	49,989
Provision for income taxes	18,167	657	18,824
Income before equity income	31,005	160	31,165
Net income	31,558	160	31,718
Net income attributable to Global Brass and Copper Holdings, Inc.	31,382	160	31,542
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$1.49	$—	$1.49
Consolidated Statements of Comprehensive Income
	Three Months Ended September 30, 2011
Net income	$6,865	$415	$7,280
Comprehensive income	6,955	415	7,370
Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	6,913	415	7,328

	Nine Months Ended September 30, 2011
Net income	$31,558	$160	$31,718
Comprehensive income	32,178	160	32,338
Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	31,910	160	32,070

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

	As Previously Reported	Adjustment	As Revised
Consolidated Statement of Changes in Equity
	Nine Months Ended September 30, 2011
Net income	$31,558	$160	$31,718
Net income attributable to Global Brass and Copper Holdings, Inc.	31,382	160	31,542
Retained earnings—Balance, September 30, 2011	43,737	1,391	45,128
Total Global Brass and Copper Holdings, Inc. stockholder’s equity—Balance, September 30, 2011	54,991	1,391	56,382
Total equity—Balance, September 30, 2011	58,164	1,391	59,555
Consolidated Statement of Cash Flows
	Nine Months Ended September 30, 2011
Cash flows from operating activities:
Net cash provided by operating activities	$44,367	$478	$44,845
Cash flows from investing activities:
Capital expenditures	(15,062)	(478)	(15,540)
Net cash used in investing activities	(14,992)	(478)	(15,470)
Consolidated Statement of Operations
	Three Months Ended December 31, 2011
Cost of sales	$309,254	$887	$310,141
Gross profit	64,223	(887)	63,336
Operating income	47,273	(887)	46,386
Third party interest expense	9,140	478	9,618
Income before provision for income taxes and equity income	37,213	(1,365)	35,848
Provision for income taxes	13,087	(474)	12,613
Income before equity income	24,126	(891)	23,235
Net income	24,461	(891)	23,570
Net income attributable to Global Brass and Copper Holdings, Inc.	24,481	(891)	23,590
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$1.16	$(0.04)	$1.12
Consolidated Statement of Comprehensive Income
	Three Months Ended December 31, 2011
Net income	$24,461	$(891)	$23,570
Comprehensive income	24,310	(891)	23,419
Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	24,315	(891)	23,424

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

	As Previously Reported	Adjustment	As Revised
Consolidated Balance Sheet
	March 31, 2012
Accounts receivable, net of allowance	$202,756	$984	$203,740
Inventories	173,538	(861)	172,677
Deferred income tax assets—current	26,793	1,326	28,119
Income tax receivable	1,567	(162)	1,405
Total current assets	496,052	1,287	497,339
Deferred income tax assets—noncurrent	20,092	(294)	19,798
Total assets	593,912	993	594,905
Accounts payable	111,814	(389)	111,425
Income Tax payable	—	64	64
Accrued liabilities	47,080	1,284	48,364
Total current liabilities	194,498	959	195,457
Total liabilities	497,460	959	498,419
Retained earnings	82,677	34	82,711
Total Global Brass and Copper Holdings, Inc. stockholder’s equity	93,213	34	93,247
Total equity	96,452	34	96,486
Total liabilities and equity	593,912	993	594,905
Consolidated Statement of Operations
	Three Months Ended March 31, 2012
Cost of sales	$392,701	$736	$393,437
Gross profit	50,690	(736)	49,954
Operating income	32,767	(736)	32,031
Income before provision for income taxes and equity income	22,707	(736)	21,971
Provision for income taxes	8,468	(270)	8,198
Income before equity income	14,239	(466)	13,773
Net income	14,513	(466)	14,047
Net income attributable to Global Brass and Copper Holdings, Inc.	14,459	(466)	13,993
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$0.68	$(0.02)	$0.66
Consolidated Statement of Comprehensive Income
	Three Months Ended March 31, 2012
Net income	$14,513	$(466)	$14,047
Comprehensive income	14,533	(466)	14,067
Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	14,462	(466)	13,996

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

	As Previously Reported	Adjustment	As Revised
Consolidated Statement of Changes in Equity
	Three Months Ended March 31, 2012
Net income	$14,513	$(466)	$14,047
Net income attributable to Global Brass and Copper Holdings, Inc.	14,459	(466)	13,993
Retained earnings—Balance, March 31, 2012	82,677	34	82,711
Total Global Brass and Copper Holdings, Inc. stockholder’s equity—Balance, March 31, 2012	93,213	34	93,247
Total equity—Balance, March 31, 2012	96,452	34	96,486
Consolidated Balance Sheet
	June 30, 2012
Accounts receivable, net of allowance	$192,326	$984	$193,310
Inventories	180,815	(811)	180,004
Deferred income tax assets—current	28,079	1,264	29,343
Income tax receivable	4,996	(476)	4,520
Total current assets	429,443	961	430,404
Deferred income tax assets—noncurrent	19,917	(260)	19,657
Total assets	538,522	701	539,223
Accounts payable	105,981	(1,396)	104,585
Accrued liabilities	39,590	984	40,574
Total current liabilities	148,919	(412)	148,507
Total liabilities	605,586	(412)	605,174
Accumulated deficit	(67,799)	1,113	(66,686)
Total Global Brass and Copper Holdings, Inc. stockholder’s deficit	(70,422)	1,113	(69,309)
Total deficit	(67,064)	1,113	(65,951)
Total liabilities and deficit	538,522	701	539,223
Consolidated Statements of Operations
	Three Months Ended June 30, 2012
Cost of sales	$371,213	$(1,355)	$369,858
Gross profit	45,766	1,355	47,121
Operating income	7,801	1,355	9,156
Loss before provision for income taxes and equity income	(22,418)	1,355	(21,063)
Benefit from income taxes	(1,247)	276	(971)
Income before equity income	(21,171)	1,079	(20,092)
Net loss	(20,970)	1,079	(19,891)
Net loss attributable to Global Brass and Copper Holdings, Inc.	(21,084)	1,079	(20,005)
Net loss attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$(1.00)	$0.05	$(0.95)

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

	As Previously Reported	Adjustment	As Revised
	Six Months Ended June 30, 2012
Cost of sales	$763,914	$(619)	$763,295
Gross profit	96,456	619	97,075
Operating income	40,568	619	41,187
Income before provision for income taxes and equity income	289	619	908
Provision for income taxes	7,221	6	7,227
Loss before equity income	(6,932)	613	(6,319)
Net loss	(6,457)	613	(5,844)
Net loss attributable to Global Brass and Copper Holdings, Inc.	(6,625)	613	(6,012)
Net loss attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$(0.31)	$0.03	$(0.28)
Consolidated Statements of Comprehensive Loss
	Three Months Ended June 30, 2012
Net loss	$(20,970)	$1,079	$(19,891)
Comprehensive loss	(21,113)	1,079	(20,034)
Comprehensive loss attributable to Global Brass and Copper Holdings, Inc.	(21,232)	1,079	(20,153)

	Six Months Ended June 30, 2012
Net loss	$(6,457)	$613	$(5,844)
Comprehensive loss	(6,580)	613	(5,967)
Comprehensive loss attributable to Global Brass and Copper Holdings, Inc.	(6,770)	613	(6,157)
Consolidated Statement of Changes in Equity
	Six Months Ended June 30, 2012
Net loss	$(6,457)	$613	$(5,844)
Net loss attributable to Global Brass and Copper Holdings, Inc.	(6,625)	613	(6,012)
Accumulated deficit—Balance, June 30, 2012	(67,799)	1,113	(66,686)
Total Global Brass and Copper Holdings, Inc. stockholder’s deficit—Balance, June 30, 2012	(70,422)	1,113	(69,309)
Total deficit—Balance, June 30, 2012	(67,064)	1,113	(65,951)

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

	As Previously Reported	Adjustment	As Revised
Consolidated Balance Sheet
	September 30, 2012
Accounts receivable, net of allowance	$210,654	$984	$211,638
Deferred income tax assets—current	25,390	971	26,361
Income tax receivable	648	(174)	474
Total current assets	445,517	1,781	447,298
Deferred income tax assets—noncurrent	17,350	(310)	17,040
Total assets	554,198	1,471	555,669
Accrued liabilities	58,620	984	59,604
Income tax payable	—	58	58
Total current liabilities	179,553	1,042	180,595
Total liabilities	609,685	1,042	610,727
Accumulated deficit	(56,083)	429	(55,654)
Total Global Brass and Copper Holdings, Inc. stockholder’s deficit	(58,928)	429	(58,499)
Total deficit	(55,487)	429	(55,058)
Total liabilities and deficit	554,198	1,471	555,669
Consolidated Statements of Operations
	Three Months Ended September 30, 2012
Cost of sales	$348,995	$585	$349,580
Gross profit	44,982	(585)	44,397
Operating income	27,629	(585)	27,044
Income before provision for income taxes and equity income	18,230	(585)	17,645
Provision for income taxes	6,670	99	6,769
Income before equity income	11,560	(684)	10,876
Net income	11,821	(684)	11,137
Net income attributable to Global Brass and Copper Holdings, Inc.	11,716	(684)	11,032
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$0.55	$(0.03)	$0.52

	Nine Months Ended September 30, 2012
Cost of sales	$1,112,909	$(34)	$1,112,875
Gross profit	141,438	34	141,472
Operating income	68,197	34	68,231
Income before provision for income taxes and equity income	18,519	34	18,553
Provision for income taxes	13,891	105	13,996
Income before equity income	4,628	(71)	4,557
Net income	5,364	(71)	5,293
Net income attributable to Global Brass and Copper Holdings, Inc.	5,091	(71)	5,020
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$0.24	$—	$0.24

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

	As Previously Reported	Adjustment	As Revised
Consolidated Statements of Comprehensive Income
	Three Months Ended September 30, 2012
Net income	$11,821	$(684)	$11,137
Comprehensive income	11,814	(684)	11,130
Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	11,731	(684)	11,047

	Nine Months Ended September 30, 2012
Net income	$5,364	$(71)	$5,293
Comprehensive income	5,234	(71)	5,163
Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	4,961	(71)	4,890
Consolidated Statement of Changes in Equity
	Nine Months Ended September 30, 2012
Net income	$5,364	$(71)	$5,293
Net income attributable to Global Brass and Copper Holdings, Inc.	5,091	(71)	5,020
Accumulated deficit—Balance, September 30, 2012	(56,083)	429	(55,654)
Total Global Brass and Copper Holdings, Inc. stockholder’s deficit—Balance, September 30, 2012	(58,928)	429	(58,499)
Total deficit—Balance, September 30, 2012	(55,487)	429	(55,058)

Schedule I – Condensed Financial Information of Registrant

Global Brass and Copper Holdings, Inc. (Parent Company Only)

Condensed Balance Sheets

	As of December 31,
(In thousands, except share data)	2012	2011
Assets
Current assets:
Cash	$—	$—

Total current assets	—	—
Investment in subsidiary	—	85,020

Total assets	$—	$85,020

Liabilities and stockholder’s (deficit)/equity
Current liabilities:
Accounts payable	$—	$—

Total current liabilities	—	—
Payable to subsidiary	8,829	5,528
Obligations and advances in excess of investment in subsidiary	42,522	—

Total liabilities	51,351	5,528

Stockholder’s (deficit)/equity:
Common stock—$.01 par value; 80,000,000 shares authorized; 21,110,000 shares issued and outstanding at December 31, 2012 and 2011	211	211
Additional paid-in capital	—	11,091
(Accumulated deficit)/retained earnings	(48,153)	68,718
Accumulated other comprehensive income	1,466	1,923
Receivable from stockholder	(4,875)	(2,451)

Total stockholder’s (deficit)/equity	(51,351)	79,492

Total liabilities and stockholder’s (deficit)/equity	$—	$85,020

See accompanying notes to condensed financial statements.

Schedule I – Condensed Financial Information of Registrant

Global Brass and Copper Holdings, Inc. (Parent Company Only)

Condensed Statements of Operations

	Year Ended December 31,
(In thousands)	2012	2011	2010
Net sales	$—	$—	$—
Cost of sales	—	—	—

Gross profit	—	—	—
Selling, general and administrative expenses	1,427	1,650	1,102

Loss before income taxes and equity income	(1,427)	(1,650)	(1,102)
Benefit from income taxes	(550)	(635)	(424)

Loss before equity income	(877)	(1,015)	(678)
Equity income, net of tax	13,398	56,147	42,311

Net income	$12,521	$55,132	$41,633

See accompanying notes to condensed financial statements.

Schedule I – Condensed Financial Information of Registrant

Global Brass and Copper Holdings, Inc. (Parent Company Only)

Condensed Statements of Comprehensive Income

	Year Ended December 31,
(In thousands)	2012	2011	2010
Net income	$12,521	$55,132	$41,633
Other comprehensive income:
Foreign currency translation adjustment, net of tax	(457)	362	442

Comprehensive income	$12,064	$55,494	$42,075

See accompanying notes to condensed financial statements.

Schedule I – Condensed Financial Information of Registrant

Global Brass and Copper Holdings, Inc. (Parent Company Only)

Condensed Statements of Cash Flows

	Year Ended December 31,
(In thousands)	2012	2011	2010
Net cash provided by operating activities	$73,624	$—	$42,500

Cash flows from investing activities
Capital distributions from subsidiary	86,376	—	—
Payable to subsidiary	2,424	2,451	—

Net cash provided by investing activities	88,800	2,451	—

Cash flows from financing activities
Distributions to stockholder	(160,000)	—	(42,500)
Amounts due from stockholder	(2,424)	(2,451)	—

Net cash used in financing activities	(162,424)	(2,451)	(42,500)

Net increase (decrease) in cash	—	—	—
Cash at beginning of year	—	—	—

Cash at end of year	$—	$—	$—

See accompanying notes to condensed financial statements.

Schedule I – Condensed Financial Information of Registrant

Global Brass and Copper Holdings, Inc. (Parent Company Only)

Notes to Condensed Financial Statements

December 31, 2012

(All dollar amounts in thousands)

1.	Basis of Presentation

Global Brass and Copper, Inc. (“GBC”) is a direct subsidiary of Global Brass and Copper Holdings, Inc. (the “Company”). Under the terms of the agreements governing the 9.50% Senior Secured Notes issued by GBC and the asset-based revolving loan facility entered into by GBC and certain of its subsidiaries (the “ABL Facility”), GBC and substantially all of its existing 100%-owned U.S. subsidiaries are significantly restricted from making dividend payments, loans or advances to the Company. These restrictions have resulted in the restricted net assets (as defined in Rule 4-08(e)(3) of Regulation S-X) of the Company’s subsidiaries exceeding 25% of the consolidated net assets of the Company and its subsidiaries. These condensed financial statements should be read in conjunction with the consolidated financial statements and related notes thereto included in this filing.

2.	Guarantees

The Senior Secured Notes and the ABL Facility are guaranteed by the Company and substantially all of GBC’s existing 100%-owned U.S. subsidiaries. The Senior Secured Notes, the ABL Facility and the related guarantees are secured by the fixed assets, accounts receivable and inventory of GBC and the guarantors.

3.	Distributions from Subsidiary

Cash distributions received by the Company from GBC were $160,000 and $42,500 for the years ended December 31, 2012 and 2010, respectively. Of the $160,000 received during the year ended December 31, 2012, $73,624 represented a return on capital and $86,376 represented a return of capital. The $42,500 received during the year ended December 31, 2010 represented a return on capital. The Company did not receive any cash distributions for the year ended December 31, 2011.

GLOBAL BRASS AND COPPER, INC.

OFFER TO EXCHANGE

$375,000,000 aggregate principal amount of its 9.50% Senior Secured Notes due 2019, the issuance of which has been registered under the Securities Act of 1933, as amended,

for

any and all of its outstanding and unregistered 9.50% Senior Secured Notes due 2019.

No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, any information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this prospectus.

Until January 2, 2014, broker-dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the broker-dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions